Rentokil
Initial

Protecting People.
Enhancing Lives.
Preserving our Planet.

A bigger, better business.

Rentokil Initial plc
Annual Report 2022



RTO
LISTED
NYSE
Rentokil
Initial
Rentokil + TERMINIX
EXPERTS IN PEST CONTROL
TIMES SQUARE
Rentokil
Initial
Rentokil + TERMINIX
EXPERTS IN PEST CONTROL
SIX

Performance

Revenue (at AER)	Profit before tax (at AER)	Net Cash Flows from Operating Activities (at AER)
£**3,714**m	£**296**m	£**600**m
+25.6%	-9.1%	+6.6%
2021: £2,957m	2021: £325m	2021: £563m

Revenue (at CER)	Adjusted Operating Profit (at CER)	Free Cash Flow (at AER)
£**3,522**m	£**542**m	£**374**m
+19.1%	+22.7%	+5.9%
2021: £2,957m	2021: £442m	2021: £353m

Lost time accident[1] (LTA)	Total colleague retention[1]	Total client retention[1]
0.39	**82.6**%	**85.4**%
-2.6%	-180bps	+0bps
2021: 0.38	2021: 84.4%	2021: 85.4%

Performance against our medium-term growth targets 2022

Pest Control Organic Revenue Growth	Hygiene & Wellbeing Organic Revenue Growth (excluding COVID disinfection)	Workwear (France) Organic Revenue Growth
5.6%	**9.3**%	**16.6**%
Target: 4.5–6.5%	Target: 4–6%	Target: 3–4%

Group Organic Revenue Growth (excluding COVID disinfection)	Adjusted Free Cash Flow Conversion (at AER)
6.6%	**91.8**%
Target: 4–5%	Target: c.90%

📊 KPIs, see pages **22** to **25**

Notes:
1. Figures are presented excluding Terminix; for more information please see the KPI section on pages **22** to **25**.
2. AER is defined as Actual Exchange Rates and CER as Constant Exchange Rates.

Contents

📄 The Financial Review on pages **138** to **143** forms part of the Strategic Report

The content of this Annual Report reflects the views, opinions and status of the Company as at 16 March 2023.

Alternative Performance Measures (APMs)

This Annual Report presents certain non-GAAP measures, which should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include revenue and profit measures presented at constant exchange rates (CER), Organic Revenue Growth (including and excluding COVID disinfection), Adjusted Operating Profit and Adjusted Operating Profit at CER, Adjusted Operating Margin at CER, Adjusted Profit Before Tax and Adjusted Profit Before Tax at CER, Adjusted Profit After Tax, EBITDA, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion, Adjusted Cash Flow (previously named Operating Cash Flow), Adjusted Earnings Per Share and Diluted Adjusted Earnings Per Share, which are defined and reconciled to the nearest IFRS measure in the relevant notes to the Financial Statements for the year ended 31 December 2022. These measures may not be calculated in the same way as similarly named measures reported by other companies. Management believes that these measures provide valuable additional information for users of Rentokil Initial's Financial Statements in order to better understand the underlying trading performance in the year from activities and businesses that will contribute to future performance. The Group's internal strategic planning process is also based on these measures and they are used for incentive purposes. They should be viewed as complements to, and not replacements for, the comparable IFRS measures. An explanation of the measures used along with reconciliation to the nearest IFRS measure is provided in the relevant Notes to the Financial Statements on pages 149 to 189.

Notes

Organic Revenue Growth represents the growth in Revenue excluding the effect of businesses acquired during the year. Acquired businesses are included in organic measures in the year following acquisition, and the comparative period is adjusted to include an estimated full-year performance for growth calculations (pro forma revenue). The Terminix acquisition is treated differently to other acquisitions for Organic Revenue Growth purposes, with the growth in Revenue not being excluded. The full pre-acquisition results of the Terminix business are included for the comparative period and Organic Revenue Growth calculated as the growth in Revenue compared with the comparative period.

Rentokil North America refers to the Rentokil Initial business in North America not inclusive of Terminix.



Rentokil Initial
RTO LISTED NYSE
Rentokil + TERMINIX
Experts in Pest Control.
Rentokil Initial
RTO LISTED NYSE
NEW YORK STOCK EXCHANGE

From strength to strength

2022 was a seminal year in the history of Rentokil Initial. It's a year in which we concluded a genuinely game-changing transaction for us and the industry; one which had been many years in the making. This outstanding agreement could not have happened without the collective effort of so many colleagues, whether from Terminix or Rentokil Initial. I am incredibly proud of their tireless commitment and high standards, and equally grateful for the support of our advisors and shareholders.

Despite the challenging economic conditions, the business has put in yet another excellent operational and financial performance, driving significant revenue growth, profit growth and margin expansion. This is testament to the quality and resilience of the business and the c.58,600 colleagues who work here. In addition to the integration of Terminix with our pest control businesses, we continued to acquire companies at a rate of about one every week throughout the Rentokil Initial world, including our first operations in Pakistan, Argentina and Israel.

At Rentokil Initial we are never complacent and there are significant opportunities to do more. We have a performance-driven culture that demands very high standards across the organisation. I look forward with optimism and confidence to the next phase of our journey.

Andy Ransom
Chief Executive



Find out how we are a bigger, better business on pages 4 to 11

Above
Accompanied by colleagues and members of the management team, Andy Ransom rings the opening bell at the New York Stock Exchange to signify completion of the Terminix acquisition on 12 October 2022.

Our Business at a Glance
A global leader

Rentokil Initial is a global leader in the provision of route-based services whose mission is to protect people from the dangers of pest-borne disease and the risks of poor hygiene, to enhance lives with services that protect the health and wellbeing of people and the reputation of its customers' brands, and to preserve the planet through its sustainable practices.

Our RIGHT WAY plan

Our RIGHT WAY plan divides our business into two core categories and five geographic regions, all operating on a low-cost, single-country operating structure. We have consistently implemented an effective strategy at pace, enhanced by bolt-on and strategic M&A, and this has delivered consistent progress against our financial targets.

We are a strong and focused business, operating in higher growth markets, with improving levels of organic growth, reduced capital intensity, high levels of cash generation, and a proven and successful M&A capability.

Our global regional operations



North America
£**1,675**m
+29.7%

UK & Sub-Saharan Africa
£**370**m
+2.9%

Pacific
£**221**m
+12.8%

Europe (incl. Latin America)
£**942**m
+13.2%

Asia & MENAT
£**308**m
+13.4%

Total Revenue at CER[1] £m	North America	Europe (incl. Latin America)	UK & Sub-Saharan Africa	Asia & MENAT	Pacific	Total
Pest Control	1,581	425	187	222	101	**2,516**
Hygiene & Wellbeing	94	324	183	86	120	**807**
Workwear	–	193	–	–	–	**193**
Total at CER	**1,675**	**942**	**370**	**308**	**221**	**3,522[2]**
Total at AER	**1,849**	**941**	**370**	**321**	**227**	**3,714[2]**

1. For Total Revenue at AER please see Note A1 on page 154.
2. Total includes £6.0m of central & regional overheads.

Our 2023 targets

Group Adjusted Operating Margin
Target: c.16.5%

North America Adjusted Operating Margin
Target: c.19.5%

Free Cash Flow
Target: Adjusted Free Cash Flow Conversion of 80–90%

Our medium term targets

Group Organic Revenue Growth
Target: At least 5.0%

Pest Control Organic Revenue Growth
Target: 4.5–6.5%

Hygiene & Wellbeing Organic Revenue Growth
Target: 4.0–6.0%

Workwear Organic Revenue Growth
Target: 3.0–4.0%

Group Adjusted Operating Margin
Target: FY 25 >19.0%

Free Cash Flow Conversion
Target: FY 25: At least 90%

Our mission
Protecting People. Enhancing Lives. Preserving our Planet.

Our vision
To be the most loved and respected services business on the planet – delivering in THE RIGHT WAY.


Scan me!
To find out more about our mission, vision and values.

Our values

 **Service**
We are passionate about delivering excellent service to every customer.

 **Relationships**
We value long-lasting relationships with our colleagues, customers and the communities in which we operate.

 **Teamwork**
We are One Team – collaborating, supporting and working together brilliantly.

 **Responsibility**
We all owe a duty of care to each other, our customers, local charities, the communities in which we live and work, and to the planet.

Find out more on pages **16** to **17**

Pest Control



Rentokil   TERMINIX

Rentokil Pest Control, including Terminix, is the global leader in pest control services and the largest provider in North America. Operating in 90 countries, we offer the highest levels of risk management, reassurance and responsiveness to customers, delivered through our range of innovative products and solutions.

Key strategic themes

- ➔ Global leadership driving growth
- ➔ Differentiation through our innovation pipeline
- ➔ Harness the digital opportunity
- ➔ Building on brand strength
- ➔ Building scale and density

Revenue at CER:
£**2,516**m
+29.0%


71%

Countries operating in:
90

Market leader in:
57

Customer sites supported by myRentokil online customer portal:
1.2m

Revenue at AER:
£**2,695**m
+38.2%

Find out more on pages **30** to **37**

Hygiene & Wellbeing



Initial

Initial Hygiene & Wellbeing offers a wide range of services to meet today's growing expectations for hygiene, including our core washroom services, specialist services in air care and clinical-waste management, and environment-enhancing services including scenting, plants and air monitoring.

Key strategic themes

- ➔ Focus on operational execution
- ➔ Offer a complete product range
- ➔ Expanding outside the washroom
- ➔ Harness the digital opportunity
- ➔ Geographic expansion through organic actions
- ➔ Geographic expansion through targeted, city-based M&A

Revenue at CER:
£**807**m
-3.2%


23%

Countries operating in:
70

Market leader in:
26

Total registered users on myInitial online customer portal:
100k+

Revenue at AER:
£**821**m
-1.5%

Find out more on pages **38** to **43**



A bigger, better business.



Increasing our customer base

c.**2.9**m
Terminix customers

c.**4.9**m
Total customers worldwide

The acquisition of Terminix, a leading US pest control operator, is transformational for Rentokil Initial and is expected to be a highly value-creating combination. We have created the largest pest control company in the world and the leading player in North America and have cemented our position as the global leader in pest control and hygiene and wellbeing services. The creation of a bigger and better business will bring benefits and opportunities for our c.58,600 colleagues, our c.4.9 million customers and our shareholders as we integrate the businesses over the next three years.



A bigger, better business.

Benefiting our colleagues.

A significant cultural synergy

We are committed to building a shared culture we can all be proud of, bringing together the significant cultural synergies which already exist between the Rentokil Initial and Terminix organisations, and which make for a strong cultural fit to support an integration of this scale. This cultural alignment is across our shared values of how we treat our people, and our commitment to customer services and sustainability, and which we have reflected in our new shared mission, vision and values for the Group.

 **Find out more on pages 17, 34 and 35**

+11,000
colleagues joined us from Terminix

One team. One vision.

We are committed to creating a high-quality working environment with attractive opportunities for our colleagues to develop rewarding, long-term careers in Rentokil Terminix North America. On day one of the transaction we took the opportunity to restate our commitments to engage, train and retain our colleagues, and to build a shared culture that we can all be proud of. Our focus on being a world-class Employer of Choice supports this long-term commitment to investing in our colleagues; promoting a diverse and inclusive workforce, helping them develop lasting careers with the company; and ensuring everyone goes home safe at the end of their working day.

 **Find out more on page 20**

Combined colleagues

c.**58,600**

Fostering a best of breed mix on leadership

An important part of this cultural alignment will be achieved through the best of breed mix we have adopted for the joint leadership team and throughout the organisation. Our strong leadership and high-performance culture has been a core part of Rentokil Initial's success, and we are committed to extending this across the enlarged organisation, and building a joint team that is based on the best of talents and sharing best practices from both organisations across the wider Group.

 **Find out more on page 34**



A bigger, better business.

Benefiting our customers.

Committed to customer service

The new shared values of Rentokil Initial and Terminix are centred around people and a commitment to serving our customers, providing the highest levels of customer satisfaction and to developing new, innovative ways to better serve our enhanced customer base. Our highly trained experts will continue to provide customers with best-in-class levels of service. We will seek opportunities to provide additional services to meet the needs of our enlarged customer base, as well as explore the potential for cross-selling Hygiene & Wellbeing products and services to Terminix's customers. Across all areas of our customer operations we will utilise shared best practices and best of breed ways of working to benefit our customers and to provide them with the services they need and value.

➕ **Find out more on pages 19, 23 and 24**

Utilising our strength in innovation and digital

Innovation is an integral part of Rentokil Initial's business, with a focus on developing sustainable solutions and digitalisation of products and services. Terminix's experts and customers will benefit from access to Rentokil Initial's proprietary products, such as Lumnia and Flexi Armour, their pipeline of innovations, including the use of rich media and artificial intelligence (AI) and best-in-class digital tools and services such as PestConnect and Command Centre. To further support the opportunities these innovative tools will bring to the enlarged Group, a new science and innovation centre will be opened in the US in 2023, focused on termite and residential pest control.

➕ **Find out more on pages 29, 37 and 52**

State of Service

95.9%

We are committed to delivering outstanding customer service, measured by the total number of service visits as a percentage of total number of visits due.



-70%

We have committed to a 70% reduction in emissions from fumigations by 2030

Committed to sustainable solutions

Rentokil Initial and Terminix are together on a journey towards a more environmentally friendly future and have committed to becoming a net zero carbon emissions company by 2040. We have joined forces to share collective expertise, focusing on areas that include the introduction of non-toxic products, the use of digital services requiring fewer chemicals used in fumigations, greater route density leading to more eco-efficient driving, deployment of an ultra-low emissions fleet, and a significant reduction in waste and packaging.

⊕ **Find out more on pages 52 to 60**

Serving a broader customer footprint

The combination brings together Rentokil's global strength in the commercial sector with Terminix's expertise in residential and termite pest control, servicing a much larger combined customer base across the region. This increased scale, brand strength and leadership will provide an enlarged platform to serve our existing customers, and improve and broaden our service and product reach across our customer segments.

⊕ **Find out more on page 34**



A bigger, better business.

Delivering value for shareholders.

Creating significant synergies to drive organic growth

We have developed a deep understanding of the Terminix operations and those early assumptions about the health of the business have remained intact. It is a high-quality business with engaged employees, who have helped build a leadership position in North America residential and termite pest control. Our integration planning has confirmed the strong potential of the combination, which is both synergistic and complementary. The combined Group enjoys the benefits of scale as well as higher density in our operations that will enable margin acceleration.

There is also a strong cultural fit between Terminix and Rentokil Initial – the businesses have a very similar playbook that is appropriately focused on people, customer service, sustainability and shareholder value – enabling effective collaboration and knowledge sharing. In addition to the significant benefits for our customers and colleagues, our confidence is reinforced that the transaction will create significant value for shareholders. We have therefore increased our estimate of pre-tax net P&L cost synergies from at least $150m to at least $200m by the end of 2025, plus a total of $50m non-cash benefits by the end of 2023 from the application of IFRS accounting adjustments.

 **Find out more on page 35**

At least

$**200**m

**of annual pre-tax net
P&L cost synergies
by end of 2025**

**Medium-term Organic
growth target**

5.0%+

**Branch integration will reduce
branches from over 600 to**

c.**400**

Building greater route density

Rentokil Initial has a fundamental understanding of route density, which has helped us consolidate our leadership position in our existing global markets and improve margins. In North America, branch integration is at the heart of the Rentokil and Terminix integration plan, aiming to create the optimum network for customer proximity and route density over the next three years. We will focus on increasing the density of our combined branches – which will reduce from over 600 to c.400 – and routes as we fully integrate with Terminix's complementary geographic footprints, allowing accelerated route-density to be achieved, and presenting further opportunities to enhance operational efficiency and margin acceleration.

7

Seven key workstreams are at the heart of the integration plan and are critical to optimising the opportunities of the combination.

 **Find out more on pages 34 and 35**

Q&A with Andy Ransom, Chief Executive



Q&A
with Andy Ransom, Chief Executive

All the questions in this section have been posed by investors over the past year.

I'm delighted to say that there is a fabulous cultural fit between Terminix and Rentokil Initial. The companies have a very similar playbook that is focused on people, customer service, sustainability and shareholder value.

Q

How resilient is the business to current economic conditions?

A

Our core businesses are inherently resilient, especially Pest Control. Commercial customers rely on pest control to protect their customers and these services are also often required by law. Residential customers have a low tolerance to pests in their homes and want problems resolved quickly and professionally. As a result, there is a relatively low sensitivity to prevailing economic conditions. Hygiene & Wellbeing also has defensive characteristics. If customer premises are open, washroom services are typically required to be open. In addition, we're a truly global business, operating in 91 countries and therefore benefiting from diversified market exposure. We've also been successful in containing and passing through input cost inflation, for example from fuel or third-party suppliers. There is wage cost inflation too and we remain committed to paying our employees fairly. We are confident in our ability to pass through prices and we think it's reasonable and appropriate to do so for the many customers who value our services. We're not attempting to gain an advantage, but instead cover the increased costs we're taking. If inflation trends down, that will be an opportunity for price increases to moderate.

Find out more on pages **30** to **33** and **38** to **41**

Q

Since the Terminix deal closed in October, has there been any change in your view of the business or the combination with Rentokil Initial?

A

Our view of the Terminix business hasn't changed since acquisition, rather the sizeable opportunity that we originally envisaged has been confirmed. In fact, I'm delighted we've been able to increase our expectations around the benefits, with annual pre-tax net P&L cost synergies by the end of 2025 up from at least $150m to at least $200m plus a total of $50m non-cash benefits by the end of 2023 from the application of IFRS accounting adjustments. In the first instance, we were fortunate to be able to do extensive due diligence that furnished us with a very deep understanding of how the operations looked. Everything that we'd assumed about the business, both operationally and financially, has remained intact. It's a high-quality business full of passionate and engaged employees, who have helped build a leadership position in residential and termite pest control. Our exhaustive integration planning, which began soon after signing, confirmed the strong potential of the combination, which is both synergistic and complementary. There is a big opportunity to reduce the cost base of the enlarged group by driving efficiencies and improving productivity. We'll enjoy the benefits of scale and higher density in our operations that enable margin improvement. As a combined business, we are the market leader in North America in commercial, residential and termite pest control with expertise in the range of services our customers need and value. That leadership position, further supported by our continued investment in innovation and technology, will provide us with the opportunity to grow at 1.5x above market rates in the medium term.

 Find out more on pages **34** and **35**

Q

Can you talk about some of the most significant parts of the integration process?

A

There is a lot of work ahead of us, from unifying employee terms and conditions across the United States through to harmonising IT systems and converging the go-to-market strategy. Branch and route consolidation, as an example, is a critically important area. It represents a large slice of the total synergy opportunity, since value is generated from servicing more customers from a single branch location. Terminix has operated from around 375 locations across North America, while Rentokil Initial has provided services out of c.250 locations. We have the opportunity to reduce the total branch count to a smaller number with more densely routed operations. That consolidation involves not only the physical locations, but also the IT systems and other office infrastructure, the brands, the service offering, and technicians and sales teams. We've been prolific in terms of the acquisitions made and we've been doing more than 10 a year in the United States for several years. The difference here is scale, but the principle is the same – increasing route density to drive margin improvement. Another important part of the integration will be brand convergence. We're a services business and brand identity matters. We're very fortunate to have two power brands. Terminix is the leading residential and termite brand in North America with tremendous consumer recognition. Rentokil is a global brand leader in commercial pest control. Between the two companies in North America we also have quite a large number of regional and local brands. It's within our plan over the next two to three years to converge the vast majority of the smaller brands. Residential, termite and SME commercial services will take the Terminix brand, while larger commercial and national account customers will be branded Rentokil Initial. Outside of North America, we'll retain Rentokil as the main brand for pest control.

 Find out more on pages **34** and **35**

Q

How are you mitigating the risks to integration of the businesses?

A

Inevitably, there is risk in bringing together two large businesses. In my view, one of the main

challenges can be cultural alignment. I'm delighted to say that there is a fabulous cultural fit between Terminix and Rentokil Initial. The companies have a very similar playbook that is focused on people, customer service, sustainability and shareholder value. Likewise, we've made excellent progress in building a joint team that is based on the best of talents and with a shared mission, vision and values. The second major risk area is around execution. We've given ourselves three years to integrate the businesses, since we have a lot to achieve. Each layer involves meticulous planning and careful execution. Rentokil Initial has a well-earned reputation for service quality and we'll remain very focused on continuing to meet the high expectations of customers, both within North America and across our global operations. Given our integration preparation and the strength of the team, I'm confident we can manage the risks and that the combined group will be even fitter and stronger.

 Find out more on pages **34** and **35**

Q

How should we think about your bolt-on M&A appetite in the next few years?

A

Over the past 10 years, Rentokil Initial has been very effective at driving both organic and acquisitive growth. We've had a successful M&A programme characterised by disciplined investment and effective integration. We look to buy businesses either in existing operational locations that enable us to increase margin through better density, or we invest in new markets and mega cities. Due to the Terminix transaction, we will be incredibly busy in North America over the next few years as we integrate the businesses. As a result, over that period we'll probably slightly reduce our M&A ambition in that market. That doesn't mean we won't do any deals over the next year or two. I'm certain that we'll continue to selectively acquire very high quality assets in North America. It's likely, however, that we will push harder on acquisition opportunities in other geographies and in Hygiene & Wellbeing. So, I don't anticipate any reduction in overall ambition, rather a slight change of emphasis.

 Find out more on pages **33** and **41**

Q

What are the advantages you've enjoyed around innovation and digital and how are they likely to evolve?

A

Over the past few years there is little doubt that Rentokil Initial has been the innovator in the industry, with a steady release of new products and services. These include first-of-its-kind products like the energy-efficient Lumnia insect light trap and our pioneering Connect suite of solutions. The successful development and deployment of our innovations and digital applications strongly differentiate us in the

market. It gives us solutions to offer our customers and is the lifeblood of future growth for the business. An exciting prospect that will support future opportunities is the opening of an innovation centre in the US. This will be a new facility for the business to support and advance our residential and termite pest control operations. Increasingly, our innovations have a clear and demonstrable benefit for the planet, not just our business. They are developed with sustainability firmly in mind and we seek to ensure that their environmental impact is beneficial in relation to existing products and services in the marketplace. Our ambition to find more sustainable alternatives forms part of our pathway to net zero carbon emissions by 2040. This also includes the transition to an ultra-low emission fleet and the reduction in our energy emissions through the transition to renewable electricity in all of our facilities. We've set ourselves an ambitious target but, as an organisation, we're absolutely committed to its achievement.

 Find out more on pages **29**, **32**, **38**, **41**, **43**, **52** and **53**

Q

We know that your Employer of Choice agenda is important to you. What progress have you made this year?

A

Being an Employer of Choice is the single most important strategic priority for Rentokil Initial. As Chief Executive, I spend more time on making us a better employer than any other subject. If our c.58,600 colleagues are engaged, enabled, well trained and safe, only good things can happen. By investing in our people, we know we'll deliver a superior service and strengthen customer retention. Our people are our biggest source of competitive advantage. We only have to look at the past year to see how incredibly hardworking and loyal our colleagues are. They delivered yet another fantastic performance and I take the opportunity to again say a big thank you to them. In the past year, continued progress has been made on attracting, developing and retaining the best people around the world from the widest possible pool of talent. We made extensive investment, for instance, in technical training to enable career promotion from within. We've also rolled out more than one million digital development courses in the year to the wider team. Our commitment to diversity and inclusion has been renewed, ensuring we develop abilities from all backgrounds. As we think about our future as an enlarged business, I believe that there is a great opportunity to leverage the Employer of Choice agenda even more powerfully as Terminix and Rentokil Initial are brought together.

 Find out more on pages **14**, **17**, **20** and **51**

Andy Ransom
Chief Executive

Reasons to Invest

We are a compelling, compounding growth opportunity for investors

Rentokil Initial is a strong, global business with leading positions in structural growth markets. We believe there are excellent opportunities to consolidate our positions in existing markets, to enter new markets, and to lead the industry by investing in innovation in products and services, alongside disciplined and accretive M&A. We see the following as principal reasons to invest.

We are a global leader

in our chosen, structural growth markets in two major categories.

These generate high returns with good opportunities for further growth. Rentokil is the world's leading pest control business, which is our principal engine for growth, and we believe our technical expertise is unrivalled. Initial is the largest hygiene services provider in the world, aiming to grow market share by focusing on quality of service, optimising management and back office synergies with other business lines.

Find out more
Pest Control business on pages **30** to **37**
Hygiene & Wellbeing business on pages **38** to **43**



No.1
in 57 of our 90 markets in Pest Control



No.1
in 26 of the 70 markets (top three in 39 markets) in Hygiene & Wellbeing

We are an Employer of Choice

with a unique culture that supports sustainable growth.

As a service organisation, we recognise that the commitment and ability of our colleagues are key to providing the highest levels of service and a great customer experience. So we strive to improve our Employer of Choice credentials, acknowledging and rewarding effort, and offering career progression.

1.5m
pieces of U+ training completed since the platform was upgraded

500+
new pieces of learning content developed

Find out more
Our responsible business approach and how we measure it on pages **49** to **62**
rentokil-initial.com/responsible-delivery



We grow revenue and profits

Our strong record of growing revenue and profits generates high returns, strong cash flow and a strong credit rating.

Since February 2014, we have implemented an effective and consistent strategy – called our **RIGHT WAY** plan – and this has delivered performance which has exceeded our medium-term financial targets of Revenue Growth (at CER) of 6–9% and 4–5% Organic.

Find out more
KPIs link to strategy on pages **22** to **25**
Financial Review on pages **138** to **143**

Share price (p)



| | Dec 2014 | Dec 2015 | Dec 2016 | Dec 2017 | Dec 2018 | Dec 2019 | Dec 2020 | Dec 2021 | Dec 2022 |

We reinvest in our business

Our consistent performance allows reinvestment in our business, helping to drive further growth.

Our financial model creates a virtuous circle, founded on achieving organic growth while conducting bolt-on and strategic M&A to increase our density, which correlates directly to improved gross margins. This, combined with our low-cost operating model, brings strong profitable growth and sustainable free cash flow. We deploy this on our financially disciplined M&A programme and operational investment, and into maintaining our progressive dividend policy.

Find out more
Our Business Model on pages **18** and **19**

c.**50**
pipeline of innovation investment projects

We have a fundamental understanding of route density

This helps us consolidate our positions in existing markets and improve margins, in part by focusing on increasing the density of our routes, whether through organic activity or by acquisition through our Cities of the Future programme.

Cities of the Future is our focused M&A programme in Emerging markets, where higher growth in big cities in the region is driving demand for pest control services. Developing a presence in these cities gives us a stronger base for future growth over the next 10–20 years as we benefit from faster growth in these markets relative to more mature locations.

Find out more
M&A in Pest Control on page **33** and in Hygiene & Wellbeing on page **41**

38
We added scale in 38 Cities of the Future

We seize growth opportunities

We see further growth opportunities through entering new markets, from increased innovation in products and services, and by deploying digital applications.

Find out more
Global growth drivers for Pest Control on page **31** and Hygiene & Wellbeing on page **39**

52
businesses acquired as part of our bolt-on M&A programme for an aggregate consideration of £259m (excluding Terminix)



Our proven management team

Our experienced and proven management team executes our strategy at pace.

Our senior leadership are experts in their fields, with a track record for consistent delivery, service and innovation with a clearly articulated strategic framework to drive future growth opportunities at pace. We are a people and values-based organisation and our strong innovation pipeline provides our service teams with expertise, training and best tools.

Find out more
Executive Leadership Team on pages **74**, **76** and **77**



A bigger,
better
business.

our shared
values and
culture.

Our values



Service
We are passionate about delivering excellent service to every customer.



Teamwork
We are One Team – collaborating, supporting and working together brilliantly.



Relationships
We value long-lasting relationships with our colleagues, customers and the communities in which we operate.



Responsibility
We all owe a duty of care to each other, our customers, local charities, the communities in which we live and work, and to the planet.





Strengthening our commitment to Employer of Choice

We have continued our investment in being a world-class Employer of Choice, which remains the most important strategic priority for the business globally. The bringing together of the Rentokil Initial and Terminix businesses, with our shared values and culture, provides us with a powerful platform to attract, train, engage, motivate and retain colleagues. Together, we identified a new mission, vision and values for the combined company which we have begun to embed across the organisation. Highly engaged and motivated colleagues enable us to deliver a superior service to our customers, improve customer retention and maintain a key competitive advantage.

Maintaining our ability to hire and retain great colleagues

Our global brand strength and reputation for service help us attract great people from the widest possible pool of talent. Maintaining a focus on retaining our colleagues is increasingly important in an environment of high demand for skills and labour shortages. From research, we know that training and therefore career development is particularly important to colleagues. This was a key part of our Employer of Choice programme in 2022. In September, we held our largest ever training and development festival for colleagues, with more than 150 sessions across the month. More than 4,000 colleagues registered for the event and 100% of those who attended said they would consider attending again. In 2022, in the UK, new Level One Pest Control technicians received c.260 hours of training, continuing through Levels Two, Three and Four as their career develops.

150+
training sessions at our Festival of Learning

c.260
hours of training for Level One Pest Control technicians in the UK

 Find out more on pages **22**, **50** and **51**

Our Business Model

A proven, resilient operating model

Within our business model each ‘cog’ is related to the others and measured consistently at Group, business, country and branch level. By focusing on consistently executing our model, we continue to succeed, creating value for colleagues, customers, shareholders and society. The nature of our business model remains a key determinant of the strength and resilience of our performance. As a global operation that benefits from highly defensive product and service lines, the Company remains well placed to navigate macroeconomic and geopolitical volatility.



COLLEAGUES
ESG
CUSTOMERS
CAPITAL ALLOCATION MODEL & RETURNS
GROWTH
PROFIT & MARGINS
Impact on society
Employer of Choice
Health & safety
Great service
LEADING BRANDS
Leading brands
Customer retention
Organic Revenue Growth
New business
Additional services to customers
Price
Innovation & digital
Density
Low-cost model
Profit growth
Cash
M&A
Dividend
Shareholder value
Rentokil Initial

Decentralised, single-country management teams

Due to our decentralised geographic approach – our businesses are grouped into five regions, with local-market operations – our business model provides resilience to fluctuations in market dynamics, as well as geopolitical and trade risks.

This simple decentralised approach features single-country management teams operating more than 1,800 local service teams across the world, in 91 countries (with more than 90% of our revenues derived from outside of the UK).

Each country team leads integrated, multi-local and multi-service operations, using combined back-office functions underpinned by shared systems and processes, such as route optimisation, marketing and brand alignment, and measurement of customer satisfaction.

High customer retention and recurring revenues

We are a subscription-based business, servicing customers from the largest multinational pharmaceutical, industrial and food production companies to local shops, restaurants and homes.

More than 80% of revenues from service customers (rather than product customers) are protected by annual contracts. In most regions we are able to increase prices in line with inflation, while retaining high levels of customer retention.

Colleagues
The heart of our business

📄 **Find out more**

Our Colleagues on pages **46**, **50** and **51**
Health and safety on pages **22** and **50**

Employer of Choice
We have a long-standing commitment to being an Employer of Choice and our market-leading practices help to sustain our performance, and give us the ability to not only attract and hire, but also retain, the best people from the widest possible pool of talent.

Health and safety
Health and safety is our most important priority – we want to ensure that everyone goes home safe at the end of their working day.

Throughout our decentralised business model, health and safety is the first item on the agenda at every management meeting, from local business units all the way up to the Executive Leadership Team and Board meetings.

Customers
We are passionate about delivering excellent service and brands our customers trust

📄 **Find out more**

Our Customers on pages **23** and **24**

Great customer service and customer retention
We serve customers from the largest multinational pharmaceutical, industrial and food production companies to local shops, restaurants and homes, and we endeavour to fully understand all our customers' needs for pest control, and enhanced health and hygiene standards.

Our vision is to be the most loved and respected services business on the planet (read more on page 3), delivering consistently high standards to ensure customer retention and sales of additional products.

Strong brand trust and identity
As a services business, brand trust and identity matter. We have two power brands in Pest Control – Rentokil and Terminix – and a recognised and trusted Initial Hygiene brand. We continue to focus on building unified, globally-aligned brands through our ongoing investment in marketing, people, service, innovation, digital and sustainability, and to support our customers across multiple sectors.

Growth
Organic growth drives continual improvements in density

📄 **Find out more**

Organic growth on pages **2**, **20**, **21** and **24** to **28**
Pricing on pages **26** to **28** and **138** to **143**

Organic Revenue Growth – new business and additional products and services
Delivering high levels of customer service and retention rates, along with continued innovation providing new products for our customers, allows us to build our portfolio of customers and grow our existing customer base organically.

Price
Our strategy with regards to managing pricing and protecting our ongoing margins involves carefully communicating cost challenges to our customers, ensuring their understanding of why the financial effects of inflationary cost pressures should be passed through into customer prices.

Profit & margins
Revenue growth translates to strong profitable growth

📄 **Find out more**

Our progress on pages **24** to **28** and **138** to **143**

Profit growth and our low-cost model
Our business model for profitable growth is focused on compounding revenue, profit and cash growth through organic growth and M&A. This revenue growth together with our low-cost operating model allows us to deliver strong growth in profits for the Group.

Density
We have a fundamental understanding of route density, which helps us to consolidate our positions in existing markets and improve margins, in part by focusing on increasing the density of our routes, whether through organic activity or by acquisition.

Capital allocation model & returns
Consistent performance allows reinvestment

📄 **Find out more**

2022 progress on pages **25** and **138** to **143**
M&A on pages **26** to **28**, **33** to **35**, **41** and **140**
Dividends on page **141**

Cash
We are a highly cash-generative business and we work hard to maintain our balance sheet, allowing us the flexibility to reinvest in both innovation and M&A growth. Greater exposure to legacy termite claims arising from the Terminix transaction will lower our free cash generation over the next few years as we resolve these customer issues. We remain focused on cash flow and working capital management, and we work closely with our customers and suppliers to manage any supply chain challenges.

M&A
Acquisitions are a core part of our business model, mainly targeting city-focused deals to build presence and density in both Pest Control and Hygiene & Wellbeing.

Shareholder value and dividend
We aim to generate long-term profitable growth to help deliver value and strong returns for our shareholders. The Group is committed to maintaining its progressive dividend policy with dividend payments, twice a year, related to the level of Free Cash Flow available, as agreed by the Board.

ESG
We are a leader in ESG within our industry

📄 **Find out more**

ESG on pages **49** to **62**

Our impact on society
Our approach to environmental, social and governance (ESG) standards aligns with our core purpose – to Protect People, Enhance Lives and Preserve our Planet.

We will have net zero carbon emissions from our operations by the end of 2040, because it is not only the right thing to do for society, but it is also the right thing for our business. We have clear plans in all regions to ensure we meet this target, with actions already underway, focusing on:

➲ Sustainable solutions – hardware, consumables and chemicals;
➲ Sustainable operations – colleague mobility, waste and supply chain; and
➲ Sustainable workplace – our properties and culture.

We also aim to provide charitable and community support and make meaningful contributions to the local economies and communities where we operate.

Our Strategic Priorities

We regularly assess our strengths and weaknesses and examine the opportunities and threats to our business. In this section we give a brief overview of our strategic priorities, areas of focus that will help us achieve our **RIGHT WAY** plan and financial targets.

1 Employer of Choice/retention

Our people are our biggest competitive advantage and the key to profitable growth. Our goal is to be an Employer of Choice and to drive ongoing improvements in colleague retention, which in turn leads to greater customer retention.

Key actions taken in 2022
- Continued to develop our Employer of Choice programme. Held our largest ever training and development festival for colleagues in September, with more than 150 sessions.

- Colleague retention remained high at 82.6%, although slightly behind 2021 levels. More than 16,000 colleagues have now registered to use the Career+ App and c.28,000 applications were made during the year via the App.
- The U+ (our online university) was upgraded in July 2022, and since then almost 1.5m pieces of training have been completed. In 2022, more than 500 pieces of new content were created and added to the platform.
- Once again we were in the top 25 for UK apprenticeship employers in 2022.

Priorities for 2023
- Ensure Employer of Choice is embedded in the Rentokil Terminix business in North America, attracting and retaining the best talent to support our organic growth plans.
- Maintain a high level of U+ training, helping colleagues to develop a lasting career with the Company.
- Focus on effective recruitment practices and delivering even higher levels of colleague retention.

Find out more about our colleagues and culture on pages **17** to **19** and **50** and **51**

2 Driving Organic Revenue Growth in Pest Control

Our challenge is to drive sustainably higher rates of organic growth across the business, particularly in our key North America market.

5.6%
Organic growth in 2022

38.2%
Revenue growth (at AER) in 2022

Highlights in 2022
- North America delivered a good performance in 2022, growing revenues by 37.7% (at CER) (52.0% at AER), benefiting from 5.3% Organic growth and M&A, including Terminix.
- Group Pest Control revenues grew by 29.0% (at CER) (38.2% at AER), driven by resilient demand and effective price progression. Group Organic growth was 5.6%.
- Data, product and service innovations continued to make an important contribution this year. We increased our installation of PestConnect units by 24% in 2022, with 290,000 units now installed across 16,000 connected customer sites. By the end of the year, we had sold 357,000 units of our Lumnia LED fly trap, with sales increasing by 8% in the year.
- We have a number of customers where our data is now integrated into their own systems.

- Integration of pest control data into our customer systems began in 2021 and grew further in 2022, with customers now benefiting from automatic access to our data from their sites.

Priorities for 2023
- Drive organic growth in North America, harnessing the resilience of the business model and opportunities from the integration with Terminix.
- Continue to deploy product and service innovations and digital applications, including further roll-out of PestConnect towards our targeted goal of 25% of commercial customers by 2026, with c.5% of customers already using PestConnect.
- Ongoing development of sustainable, non-toxic and humane pest solutions.

Find out more on pages **30** to **37**

3 Managing the integration of Terminix into our North America business

We completed and have made excellent early progress on integrating the business using a best of breed approach.

At least

$200m
of annual pre-tax net P&L cost synergies by end of 2025

Key actions taken in 2022
- Successful mobilisation phase completed with Day One launch, with more than 11,000 Terminix colleagues.
- Integration planning has progressed – 14 workstreams running alongside combined business strategy, community and operating model work.
- Branch integration is at the heart of the overall integration plan. Branch and route analysis has been undertaken to create the optimum network for customer proximity and route density, and to accelerate margins.

Priorities for 2023
- Increase efficiency in SG&A and drive route density to help achieve the increased annual pre-tax net cost synergies of at least $200m by end of 2025.
- Remain sharply focused on continuing to meet the high expectations of all our customers as we drive the integration process.

Find out more on pages **34** and **35**

④ Building our Hygiene & Wellbeing business

Our challenge is to build our global Hygiene & Wellbeing business into a second powerhouse alongside Pest Control. We expanded the Hygiene category into a larger Hygiene & Wellbeing business from 1 January 2022, in response to the growing importance of hygiene globally.

9.3%
Organic growth in 2022 (excluding COVID disinfection)

-1.5%
Revenue growth (at AER) in 2022

Highlights in 2022

➔ Delivered 9.3% organic growth (excluding COVID disinfection) (at CER) (-1.5% at AER) with a strong performance across all our markets.

➔ Continued our focus on core service provision and growth from product and service initiatives, including our Rapid Smart Hygiene range and air purification offer.

➔ Acquired six new businesses in Hygiene & Wellbeing in 2022 to build density and achieved significant momentum in building our global Hygiene & Wellbeing M&A pipeline, now with c.85 attractive targets.

Priorities for 2023

➔ Executing our growth strategy within four high-growth areas: inside the washroom, digital leadership, international expansion and outside the washroom.

➔ Drive continued expansion, both organically and acquisitively, in Growth and Emerging markets.

📄 Find out more on pages **38** to **43**

⑤ M&A execution

Our challenge is to maintain a strong pipeline of high-quality opportunities and to integrate acquisitions quickly and effectively.

£259m
Aggregate consideration for M&A assets in 2022 (excluding Terminix)

c.£250m
Targeted spend on M&A in 2023

Key actions taken in 2022

➔ Acquired 52 new businesses (excluding Terminix): 46 in Pest Control (with 30 across Growth markets and 16 in Emerging markets), and six in Hygiene & Wellbeing, for an aggregate consideration of £259m (excluding Terminix), as part of our bolt-on M&A programme.

➔ Completion of the acquisition of Terminix for a consideration of £4,110m, creating the global leader in pest control and the leading player in North America.

➔ Acquired our first operations in Pakistan, Argentina and Israel.

Priorities for 2023

➔ Pursue high-quality pest control companies with an increased focus outside the US in Growth and Emerging markets, and ongoing emphasis on building local density in key Cities of the Future.

➔ Continue to build Hygiene & Wellbeing M&A pipeline, acquiring attractive businesses with a focus on higher growth extension areas (e.g. air care and surface hygiene).

📄 Find out more on pages **26** to **28**, **33** to **35**, **41** and **140**

⑥ Creating value through product and service innovations and digital applications

Our challenge is to drive further organic growth through product and service innovation and digital applications.

+7.9%
Sessions completed on myRentokil

Key actions taken in 2022

➔ Further roll-out of PestConnect, with 290,000 units in operation across 16,000 sites.

➔ New and enhanced version of myInitial launched in c.20 countries.

➔ Delivered an 8% increase in installations of Lumnia LED Insect Light Traps, totalling more than 357,000 units.

➔ Flexi Armour Range of rodent-proofing barrier products launched across 20 markets.

➔ Field trial success of our connected cameras – working with Vodafone and Google to monitor premises and identify pests using AI technology. Potential to lead to faster control of pest problems and removal of unnecessary visits where no activity has taken place.

➔ Rentokil Command centre live in 50+ countries, with 200 dashboard. More than 325 million messages received in 2022.

Priorities for 2023

➔ Launch of myRentokil and Command Centre across Terminix operations and customer sites.

➔ Continue to develop key sector products with potential for non-toxic solutions.

➔ Drive sales growth in Lumnia products and further roll-out of PestConnect.

➔ Further evolve digital activity, leveraging current and new technology.

➔ Continue to actively market air purification products and services in key markets, to drive enhanced customer take-up.

📄 Find out more on pages **29**, **32**, **37**, **41**, **43** and **52** to **53**

⑦ Managing a responsible business

Our challenge is to create a safe, diverse and engaging workplace, deliver customer service responsibly, and support our communities and environment effectively.

12.5%
Reduction in our five-year emissions index

Key actions taken in 2022

➔ Delivered strong levels of colleague safety, training and retention in 2022.

➔ 'Leading Safely for Managers' training module deployed to all managers ahead of peak season, which typically sees a greater risk of accidents.

➔ Continued work on our plan to achieve net zero emissions by the end of 2040: eight work streams under way and country teams now executing their plans.

➔ 12.5% reduction in our five-year emissions index over the last 5 years, and good progress towards our emissions target of 20% reduction by 2025 with a 9.6% reduction in the year. Work to migrate our fleet has continued at pace, with 397 ultra-low emissions vehicles and 1,250 hybrid vehicles in our fleet in 2022, and renewable energy contracts introduced for our properties around the world.

➔ Continued our partnership with Cool Earth, supporting communities in the rainforests of Papua New Guinea, Cameroon, Mozambique and Peru.

➔ Following the start of the war in Ukraine, we made a donation of £100,000 to UNICEF to support families and children.

Priorities for 2023

➔ Maintain high levels of safety, training and retention.

➔ Deliver environmental improvement plans in all regions.

📄 Find out more on pages **49** to **62**

Key Performance Indicators

The Group monitors several key metrics to track the financial and non-financial performance of the business. These measures were selected because we believe they provide additional useful information on underlying trends. For 2022 metrics, we have annotated where these do not include Terminix performance for the year. Terminix performance will be included from 2023.

●●● Very strong progress ●●○ Strong progress ●○○ Good progress ● Further work required ● Disappointing progress

 **Colleagues:** Ensuring everyone goes home safe   Note: excluding Terminix

Lost Time Accident (LTA) rate ●○○

0.39
2.6% fall on 2021



2022	0.39
2021	0.38
2020	0.39
2019	0.53
2018	0.63

LTA rate defined as number of Lost Time Accidents per 100,000 standard working hours.

Working Days Lost (WDL) rate ●●●

7.90
9.3% improvement on 2021



2022	7.90
2021	8.71
2020	8.46
2019	10.99
2018	14.77

WDL rate defined as number of Working Days Lost as a result of LTAs per 100,000 standard working hours.

Link to strategy
● As a service organisation, our people make our Company what it is.
● Our priority is ensuring everyone goes home safe.
● Health and safety is the first agenda item in all senior management meetings (including Executive Leadership Team and Board).

Link to remuneration
● Both LTA and WDL rates are part of the personal objectives of the Chief Executive and have an impact on the level of annual bonus achieved.

Commentary on performance
● In 2022, we delivered a excellent level of colleague safety, and we continue to set very high standards, achieving a LTA rate of 0.39, and delivering world-class safety (LTA <1.0) in every region.
● In WDL we delivered another world-class safety performance, improving the rate to 7.9 days down from 8.7 last year, which more than met our ambitious target for the year.
● We continued to make progress in the deployment of our Site Risk Assessment app in 2022, which is now live or being rolled out in all our markets, enhancing compliance and pre-job safety for our colleagues.
● In 2022, there were regrettably three work-related fatalities (2021: 0) with two resulting from road traffic accidents and one from natural causes.

📄 **Find out more**
Our Business Model on pages **18** and **19**

 **Colleagues:** Employer of Choice   Note: excluding Terminix

Sales colleague retention ●●○

82.4%
-0.5 percentage points



2022	82.4
2021	82.9
2020	87.7
2019	85.3
2018	82.1

Service colleague retention ●○○

80.8%
-1.6 percentage points



2022	80.8
2021	82.4
2020	86.9
2019	86.1
2018	85.1

Defined as total Sales and Service colleagues retained in year as a percentage of Sales and Service average headcount throughout the year.

Note: Colleague retention is measured on a rolling 12-month basis.

Link to strategy
● By retaining our people, we also retain and build deeper relationships with our customers, which underpins our organic growth.
● Retaining more colleagues reduces costs of recruitment as well as declines in productivity, while new recruits are trained and gain experience.
● We invest in training and development to ensure that our colleagues' expertise is unrivalled.
● We recruit, appoint and promote on merit.

Link to remuneration
● Performance Share Plan (PSP) performance measure and is included in annual bonus personal objectives.

Commentary on performance
● Colleague retention (excluding Terminix) reduced by -1.8 percentage points versus 2021 to 82.6%. H2 performance was stable, following a relatively small decline in retention in H1.
  – All regions maintained overall retention levels above 80%, with the exception of the Pacific region (72.9%), which is still stabilising retention levels following the impacts of the COVID pandemic and the 'Great Resignation'.
  – Europe (including LATAM) and Asia have continued to maintain very high overall colleague retention rates at 90.2% and 86.1% respectively.
● Service colleague retention (excluding Terminix) decreased by -1.6 percentage points versus 2021 to 80.8%, which was driven mainly by a fall in Service colleague retention in the Pacific region (-7.5 percentage points) and Europe (-4.3 percentage points). Service colleague retention has also stabilised in H2 following a small decline during H1.
● Sales colleague retention (excluding Terminix) decreased by just -0.5 percentage points to 82.4% versus 2021, with most of our regions maintaining retention levels similar to those of 2021, while Asia Sales colleague retention experienced a small decline (-4.6 percentage points versus the prior year).

 ## Customers: Delivering outstanding customer service   Note: excluding Terminix



State of Service (SoS) ●●○

95.9%
+3.0 percentage points

2022	**95.9**
2021	92.9
2020	89.4
2019	97.2
2018	97.9

Defined as total number of service visits performed as a percentage of total number of visits due.

Link to strategy

➲ We are passionate about delivering excellent service to every customer and keeping our promises to them.

➲ Excellent service helps us retain customers and build deeper relationships with them.

Commentary on performance

➲ Group State of Service rose by 3.0 percentage points to 95.9% in 2022 (2021: 92.9%), despite being impacted by severe labour shortages in Australia and COVID-related absenteeism.

➲ The majority of our regions reported higher scores versus the prior year. North America was once again our highest performing region at 97.2% (2021: 97.2%), closely followed by Europe (incl. LATAM) at 96.6% (2021: 96.0%), Asia at 96.0% (2021: 91.2%) and UK & Rest of World at 94.5% (2021: 93.9%).

➲ The Pacific region was down at 92.7% (2021: 96.0%) as result of the severe labour shortages in Australia.

 ## Customers: Keeping promises to customers   Note: excluding Terminix



Customer Voice Counts (CVC) ●●●

44.6
-0.5 points

2022	**44.6**
2021	45.1[1]
2020	38.0[2]
2019	44.5
2018	43.0

Measured by the implementation of an average Net Promoter Score across all branches, including in-year acquisitions. CVC score represents the net balance of those customers promoting our service, compared with those neutral or not promoting.

1. Based on both telephone and digital survey channels.
2. Years prior to 2021 have been based on telephone surveys only. 2020 has been recalibrated to include both telephone and digital survey channels (which was introduced for the first time during the pandemic).

Link to strategy

➲ Our business model depends on servicing the needs of our customers in line with internal high standards and to levels agreed in contracts. Strong performance on CVC is linked to retention and sale of additional services to customers. Measuring customer satisfaction allows us to identify unhappy customers, reduce customer attrition and increase revenue, profit and cash.

Link to remuneration

➲ Improving CVC is one of the performance conditions of the PSP, which covers around 850 colleagues across the Group.

Commentary on performance

➲ Overall Net Promoter Score (NPS) for 2022 was 44.6 (all regions and categories), a slight decrease of 0.5 points on the prior year.

➲ Calls to our customers in 2022 asked them to rate us on five service elements: technician, complaint handling, customer contact, product quality and documentation.

➲ Survey response volumes were up 25% compared to 2021 and also +34% on pre-pandemic levels.

➲ Our category analysis shows that Pest Control is our highest rated category, at 48.3 points (although it was down 4.7 points on the prior year), driven by lower scores in North America, UK and Pacific. Asia & MENAT and Europe (incl. LATAM) both delivered improved performances year on year.

➲ Initial Hygiene scored 47.7 points this year, an increase of 3.7 points on 2021 and with all regions achieving increases on the prior year, except for Pacific which saw a slight fall.

➲ Our lowest performing category was Workwear (France), which received a negative CVC score of -15.0 points. However, as a result of continued improvements, this was an 11.8 point improvement on 2021 and is back in line with pre-pandemic scores.

● ● ● Very strong progress   ● ● ● Strong progress   ● ● ● Good progress   ● Further work required   ● Disappointing progress

 **Customers:** Retaining our customers   Note: excluding Terminix

Customer retention ● ● ●

85.4%
+0.0 percentage points



2022	85.4
2021	85.4
2020	84.5
2019	86.2
2018	85.8

Defined as total portfolio value of customers retained as a percentage of opening portfolio.

Link to strategy
➲ Customer retention is crucial to our long-term success.
➲ Benefits include: increased purchasing and cross-selling; lower terminations; greater willingness to accept price increases; positive customer recommendations; and a strengthened unique selling point.

Commentary on performance
➲ Overall customer retention was flat year on year at 85.4% (2021: 85.4%).
➲ In North America, we saw a slight fall of 1.4 percentage points in customer retention rates, although they remain within normal ranges, at 82.7%.
➲ In Europe, customer retention rose by 1.0 percentage points to 88.5%.
➲ Customer retention for UK & RoW increased by 1.2 percentage points to 86.6% and customer reviews of our UK businesses on Trustpilot.com remained at 'world-class' levels, with 90% 5-star reviews from more than 17,000 customer reviews
➲ Asia customer retention increased slightly by 0.5 percentage points to 81.3%.
➲ In the Pacific region, overall customer retention fell very slightly by 0.2 percentage points to 88.8%, although this remains ahead of expectations.

 **Shareholders:** Driving higher revenue   Medium-term financial target:
6–9% Revenue growth (of which M&A is c.2–5%) (at CER)

Revenue growth (at CER)   ### Revenue growth (at AER)

+19.1%   ## +25.6%



2022	CER	19.1
	AER	25.6
2021	CER	9.3
	AER	5.5
2020	CER	4.7
	AER	3.7
2019	CER	8.4
	AER	9.8
2018	CER	3.6
	AER	2.5

Link to strategy
➲ We aim to drive shareholder value through driving higher revenues from our Pest Control and Hygiene & Wellbeing businesses, supported by M&A investment.

Link to remuneration
➲ Revenue targets are one of the Company's performance elements of the annual bonus, which covers the Executive Directors and managers across the Group and they have an impact on the level of annual bonus achieved.

Target and key activities	Performance
6–9% Revenue growth (of which M&A is c.2–5%) (at CER)	19.1% growth in Revenue (at CER) (25.6% at AER), benefiting from strong topline momentum and M&A, including the Terminix transaction. Revenue growth in North America was up 29.7% (at CER) (43.3% at AER). Organic Revenue Growth (excluding COVID disinfection) was 6.6% (at CER). Full year revenues (at CER) from COVID disinfection services amounted to £20m, £6m of which was generated in H2. Future revenues from disinfection services are anticipated to be non-material. The impact of the Terminix transaction on revenues can be seen in Note B1.
Revenue growth in Pest Control	29.0% growth in Pest Control (at CER) (38.2% at AER), +5.6% Organic (at CER), underpinned by strong price progression and good customer retention.
Supported by further momentum in Hygiene & Wellbeing	3.2% fall in growth in Hygiene (at CER) (-1.5% at AER) reflecting the anticipated reduction in the COVID disinfection business, +9.3 Organic growth (excluding COVID disinfection) (at CER), supported by resilient demand for washroom services.
France Workwear	Improved year-on-year market conditions were reflected in the stronger contribution from our France Workwear business with Revenue up by 16.6% to £193m (16.6% Organic) (at CER).
Continued execution of M&A	Another year of outstanding M&A in 2022, with 52 acquisitions (excluding Terminix) completed as part of our bolt-on M&A programme – 46 Pest Control acquisitions and six in Hygiene & Wellbeing – in 22 countries and all regions, including 13 in North America, for an aggregate consideration of £259m (excluding Terminix). In addition, the acquisition of Terminix Global Holdings, Inc. completed in October, significantly increases our scale and density, and enhances our position in the US, the world's largest pest control market.
Sustained progress in product innovation and capability	Our proprietary, next generation pest control innovations continue to differentiate Rentokil and set new standards of performance in support of our customers. Our pipeline of innovations remains strong with c.50 projects under way and 17 patent applications in progress.
Ongoing development of digital products and applications	PestConnect continues to provide our customers with a complete remote pest detection solution and full traceability. 2022 has seen further roll-out with c.55,000 devices installed in the year – taking the total to c.290,000 units in c.16,000 sites, a 24% increase year on year.

 **Shareholders:** Achieving greater profitability

Medium-term financial target: Adjusted Operating Profit growth of 10%+ (at CER)

Adjusted Operating Profit growth (at CER)   Adjusted Operating Profit growth (at AER)

+22.7%   +29.4%



2022 CER	22.7
AER	29.4
2021 CER	20.0
AER	15.0
2020 CER	5.7
AER	5.1
2019 CER	10.0
AER	11.0
2018 CER	5.7
AER	4.7

Adjusted Operating Profit is an 'adjusted' measure and is presented before amortisation and impairment of intangible assets (excluding computer software) and one-off items.

An explanation of the reconciliation of the Adjusted Operating Profit APM can be found in Note A1.

Link to strategy
➲ Our objective is to deliver sustainable profit growth by growing Group revenues.

Link to remuneration
➲ Profit targets are one of the Company's performance elements of the annual bonus, which covers the Executive Directors and managers across the Group and impacts the level of annual bonus achieved.

Target and key activities	Performance
Improvement in Adjusted Operating Margin (at CER)	Adjusted Operating Margin of 15.4% (at CER), a 45 basis points (bps) improvement on 2021, reflecting core business growth across all major regions and categories despite the reduction in COVID disinfection revenues. Statutory Operating profit fell by 8.4% (at AER) to £317m, due to one-off and adjusting items and increased interest costs relating to the Terminix transaction.
Improvement in Adjusted Operating Margin in Pest Control (at CER)	Pest Control Adjusted Operating Margin remained flat at 18.6% (at CER).
Improvement in Adjusted Operating Margin in Hygiene & Wellbeing (at CER)	Hygiene & Wellbeing Adjusted Operating Margin of 19.8%, a 30bps decline on 2021, reflecting a lower contribution from one-time disinfection services during the year as COVID restrictions came to an end., as expected. Future revenues from disinfection services are anticipated to be non-material.
Progress towards 18% North America margin target	North America Adjusted Operating Margin of 17.1%, up 40bps, despite the strong anticipated reduction of COVID disinfection business. Rentokil North America delivered an adjusted profit margin of more than 18% in Q4.
Above-the-line restructuring costs maintained at or below £10m	Restructuring costs of £11m at CER (£12m at AER) were up £1m on the prior year (at AER), consisting mainly of costs in respect of initiatives focused on our North America transformation programme.

 **Shareholders:** Delivering sustainable Free Cash Flow

Medium-term financial target: Adjusted Free Cash Flow Conversion of c.90% (at AER)

Adjusted Free Cash Flow Conversion (at AER)

91.8%



2022	91.8
2021	108.3
2020	121.4
2019	94.2
2018	94.2

Free Cash Flow growth (at AER)

5.9%

Cash from Operating Activities

£600m



2022	600
2021	563
2020	547
2019	463
2018	364

Free Cash Flow is measured as net cash from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible fixed assets, and dividends received from associates.

An explanation of the reconciliation of the Adjusted Free Cash Flow Conversion APM can be found in Note C10.

Link to strategy
➲ We are a highly cash-generative business and, after dividend and interest payments have been made, we reinvest our cash into the business for future growth through people, technology and M&A.

Link to remuneration
➲ Free Cash Flow is a gateway target for the annual bonus, which covers the Executive Directors and managers across the Group. Failure to meet this target results in no bonus being payable regardless of how well the Company performs against revenue and profit targets.

Target and key activities	Performance
Adjusted Free Cash Flow Conversion target c.90% (at AER)	Adjusted Free Cash Flow Conversion of 91.8% in 2022, ahead of target 90% for a fifth consecutive year. FY 21 cash conversion benefited from a strong cleardown of receivables as the COVID disinfection revenues unwound.
Net debt (at AER)	Cash spend on current and prior year acquisitions of £1,018m, dividend payments of £122m, proceeds from new debt of £2,383m, cash outflow on settlement of debt of £844m, the cash impact of one-off and adjusting items of £59m (largely due to deal costs and costs to achieve related to the Terminix acquisition) and the cost of issuing new shares of £16m have contributed to an underlying change in net debt of £1,880m. Foreign exchange translation and other items of £131m is primarily due to the strengthening of the Dollar against Sterling. Overall, this led to an increase in net debt of £2,011m and closing net debt of £3,296m, in line with guidance.
Fully funded pension scheme	The buy-out and wind-up of the Company's pension plan was completed in 2022. The Trustee agreed a pre-tax partial refund of surplus of £13m paid in December 2020, with the balance of the refund of the surplus of c.£18m paid on completion of the buy-out in Q4 2022.
S&P credit rating	In December 2021, S&P affirmed the Group's BBB rating. We remain committed to maintaining a BBB investment grade rating.

 **Find out more**
Our environmental performance on page **60**

Driving growth across our global businesses

Performance by region

	2022 CER £m	CER Growth	Organic Growth excl. Disinfection	Organic Growth incl. Disinfection	2022 AER £m	AER Growth
North America						
Revenue	1,675	29.7%	5.7%	3.2%	1,849	43.3%
Disinfection	2	-96.8%			2	-97.4%
Adjusted Operating Profit	286	32.7%			315	46.6%
Adjusted Operating Margin	17.1%	0.4%			17.1%	0.4%
Operating Profit	161	-2.3%			178	7.9%
Europe (incl. LATAM)						
Revenue	942	13.2%	9.1%	6.3%	941	13.1%
Disinfection	8	-73.3%			8	-71.4%
Adjusted Operating Profit	187	14.8%			187	14.5%
Adjusted Operating Margin	19.9%	0.3%			19.9%	0.3%
Operating Profit	154	6.1%			156	7.8%
UK & Sub-Saharan Africa						
Revenue	370	2.9%	4.7%	2.9%	370	3.0%
Disinfection	0	-100.0%			0	-98.8%
Adjusted Operating Profit	96	1.7%			96	1.8%
Adjusted Operating Margin	26.0%	-0.4%			26.0%	-0.4%
Operating Profit	91	6.4%			91	6.4%
Asia & MENAT						
Revenue	308	13.4%	11.0%	6.8%	321	18.3%
Disinfection	10	-41.2%			10	-38.9%
Adjusted Operating Profit	43	17.5%			45	24.3%
Adjusted Operating Margin	13.9%	0.5%			14.1%	0.7%
Operating Profit	17	-41.5%			24	-16.0%
Pacific						
Revenue	221	12.8%	7.9%	7.5%	227	15.2%
Disinfection	0	-100.0%			0	-98.6%
Adjusted Operating Profit	46	19.7%			48	21.9%
Adjusted Operating Margin	20.9%	1.2%			20.8%	1.1%
Operating Profit	39	13.0%			39	15.0%

Find out more
Financial Review on pages **138** to **143**

Segmental reporting

Rentokil Initial operates regionally and reports performance across our five global regions: North America, Europe (including LATAM), UK & Sub-Saharan Africa (including Ireland & Baltics), Asia & MENAT and Pacific. Our products and services are segmented into three business categories: Pest Control, Hygiene & Wellbeing and France Workwear.

Across our businesses and country operations we deploy our centrally designed innovation and technology products, services and solution to drive profitable, sustainable growth.

Regional performance

Due to the international nature of the Group, foreign exchange movements can have a significant impact on regional performance. Unless otherwise stated, percentage movements in Revenue and Adjusted Operating Profit are presented at constant exchange rates. Closest comparable Statutory measures are given for all performance metrics in the tables to the left.

North America

In North America, Organic Revenue grew 5.7%, with Terminix's annualised run rate from date of acquisition completion similar to Rentokil North America's full-year growth rate. Revenue was up 29.7%, benefiting from the Terminix acquisition. Organic Revenue in the Pest Control category grew by 5.3% for the year and by 5.6% in Q4. The full-year organic performance reflected an increasing contribution from price rises to offset increased input costs. This was supported by the distribution business, which delivered good growth overall. There was a modest headwind in the year from intermittent, extreme weather events. As previously stated at our interim results, we lapped strong COVID disinfection revenues of £63m from 2021. These considerably reduced in the year to just £2m, as COVID-related market conditions faded.

Adjusted Operating Profit growth of 32.7% reflects the combined impact from higher revenues and the Terminix acquisition. Strong price realisation across all channels has successfully offset expected inflationary pressures. We continue to monitor fuel, labour and direct cost inflation to adjust our pricing strategy on a regular basis. Adjusted Operating Margins in North America were up 40bps year on year to 17.1%, despite the strong anticipated reduction of COVID disinfection business. We estimate that Rentokil North America delivered a full year Adjusted Operating Margin above 17.0%. This includes a Q4 margin above 18.0%, meeting the target to deliver an 18% margin by the end of the year. Despite labour market pressures, Rentokil North America colleague retention increased to 80.9% (FY 21: 80.7%). The Group continued to make investments in being an Employer of Choice. We are seeing ongoing success with our virtual recruiting events, with time-to-fill rates decreasing by 8% over the year and applicants per vacancy also slightly improved. Despite price increases, customer retention at Rentokil North America reduced only slightly to 82.7% (FY 21: 84.1%).



Notwithstanding the considerable focus required to complete the Terminix transaction, our North American bolt-on M&A programme continued apace, with the purchase of 13 businesses with combined annualised revenues of around £38m in the year prior to purchase. As we integrate Terminix, we will continue to selectively pursue high quality M&A assets in the North America region.

13

businesses acquired in North America (excluding Terminix)

Europe (incl. LATAM)

The region has enjoyed stronger performance in 2022, with momentum in the first half of the year carried into the second half of the year. This has resulted in higher revenue and profitability, driven by both effective price increases and resilience in overall demand. Revenue grew by 13.2% in the year to £942m (9.1% Organic). Revenue growth in Pest Control was 21.5%, with a strong contribution from larger markets like Benelux and France. Hygiene & Wellbeing grew Revenue by 2.4% in the period. There has been stabilisation of relationships across customer sectors post-COVID, with the business back to providing full contractual service terms in the majority of its markets. Ambius, particularly in northern Europe, benefited from good sales of green products. This was partly offset by some disruption to the hospitality market affecting Specialist Hygiene and in our dental recycling business where the lag from reduced dental visits during COVID impacted collection volumes. France Workwear Revenue was up 16.6%. Improving market conditions were reflected in its stronger contribution business, which overall is back to pre-COVID levels and supported by robust pricing.

Adjusted Operating Profit in the region grew by 14.8% to £187m. Adjusted Operating Margins increased by 30bps to 19.9%. While there have been rising inflationary pressures throughout the period, we have been successful at protecting margins with pass-through pricing. Customer retention has nevertheless remained strong at 88.5% (FY 21: 87.5%.) While labour markets throughout the region remain tight, colleague retention rates remained very high across the region at 90.2% (FY 21: 93.4%), with both service and sales colleagues trending well. The business has had continued good results on senior hiring and a renewed emphasis on regional recruitment.

M&A continued strongly in Europe and Latin America. 18 business acquisitions were completed in total with annualised revenues of £62m in the year prior to purchase.

18

M&A continued strongly in Europe and Latin America with 18 acquisitions in the year

52

acquisitions completed in 22 countries and all regions, for an aggregate consideration of £259m (excluding Terminix)



UK & Sub-Saharan Africa

The region delivered a resilient trading performance against strong comparators in the prior year, which had provided strong growth opportunities in both the medical waste and disinfection business streams. As anticipated, revenue in these lines of business was significantly lower with the universal lifting of restrictions. Revenue for the region increased by 2.9% (4.7% Organic). Good revenue growth was delivered in both the Pest Control business and core Hygiene & Wellbeing operations. Pest Control grew by 6.2%, while Hygiene & Wellbeing decreased by 0.2% owing to the anticipated reduction in COVID disinfection services. This was accompanied by an improved performance year on year in our Ambius business, which benefited from a comparatively supportive operating environment in the hospitality, office and travel sectors. There was a modest headwind on the UK Property Care business from domestic property services, where growth slowed in line with the housing market.

Regional Adjusted Operating Profit increased by 1.7% to £96m. The rate of improvement was dampened by £4m lower bad debt and credit note provision releases than in the previous year (FY 21: £14m). Adjusted Operating Margins reduced by 40bps to 26.0%. Regional cash performance has been good in the year, with debtor days ahead of pre-COVID levels. Inflationary pressures have been significant but the region's long-established pricing and margin management systems, process and controls have delivered a price performance that mitigates these cost increases. These price increases have been delivered alongside an improved customer retention rate, up over 1 percentage point to 86.6% (FY 21: 85.4%). The UK labour market has faced marked labour shortages, yet owing to the sustained investment in our people, colleague retention continued to markedly strengthen in the second half of last year to 81.9% for the full year (FY 21: 80.7%). The region acquired one business in the year with annualised revenues in the year prior to purchase of £2m.

Asia & MENAT

Asia delivered a strong 2022 performance. Revenue rose by 13.4%, of which 11.0% was Organic. Pricing was complemented with volume growth, which benefited from post-COVID market reopening. Recovery was led by two of the region's largest markets, Indonesia and Malaysia, while China and Hong Kong continued to experience COVID disruption. As expected, disinfection sales unwound markedly.

Adjusted Operating Profit in Asia increased 17.5% to £43m and Adjusted Operating Margin was up 50bps to 13.9%. Customer retention was 81.3% (FY 21: 80.8%). Regional operations have benefited from a stable, high colleague retention rate of 86.1% (FY 21: 89.0%), while the average time to fill vacancies has remained stable year on year. Asia acquired 12 businesses in the year with annualised revenues in the year prior to purchase of £13m.

12

businesses acquired in Asia & MENAT

Pacific

The Pacific region was also a strong performer, seeing increased demand for services as it benefited from reopened markets, international travel and a return to offices. Revenue grew by 12.8% to £221m (7.9% Organic growth), underpinned by contractual activity. The customer retention rate remained in the high 80s at 88.8% (FY 21: 89.0%). Pest Control delivered 12.9% Revenue growth, with notable strength in commercial services. Robust sales and customer retention also buoyed Hygiene & Wellbeing, where Revenue growth was 12.7%. The region saw good demand for Ambius services and new air hygiene solutions.

Adjusted Operating Profit in the Pacific grew by 19.7% to £46m and Adjusted Operating Margins rose by 120bps to 20.9%, as cost inflation continued to be mitigated. Colleague retention in the region was 72.9% (FY 21: 79.6%), reflecting tight labour markets, though this has started to alleviate. The region acquired eight businesses, comprised of seven in Pest Control (five in Australia, two in New Zealand) and one in Hygiene & Wellbeing (Australia). These acquisitions had total annualised revenues in the year prior to purchase of £11m.

8

business acquisitions in Pacific



Performance by category

	2022 CER £m	CER Growth	Organic Growth excl. Disinfection	Organic Growth incl. Disinfection	2022 AER £m	AER Growth
Pest Control						
Revenue	2,516	29.0%	5.6%	5.6%	2,695	38.2%
Disinfection						
Adjusted Operating Profit	467	28.7%			498	37.1%
Adjusted Operating Margin	18.6%	0.0%			18.5%	-0.1%
Operating Profit	288	0.8%			313	9.8%
Hygiene & Wellbeing						
Revenue	807	-3.2%	9.3%	-4.0%	821	-1.5%
Disinfection	20	-82.9%			21	-82.4%
Adjusted Operating Profit	160	-4.9%			162	-3.2%
Adjusted Operating Margin	19.8%	-0.3%			19.8%	-0.3%
Operating Profit	154	-2.1%			157	-0.3%
France Workwear						
Revenue	193	16.6%	16.6%	16.6%	192	15.6%
Disinfection						
Adjusted Operating Profit	31	81.6%			31	80.1%
Adjusted Operating Margin	16.0%	5.7%			16.0%	5.7%
Operating Profit	30	82.7%			30	81.1%

Find out more
Financial Review on pages **138** to **143**

Category performance review

Closest comparable Statutory measures are given for all performance metrics in the tables to the above.

Pest Control

Our Pest Control business, now including Terminix, is the largest operator in both the US, the world's biggest pest control market, and the world. Rentokil Initial is a leading global player in a resilient and non-cyclical industry characterised by strong long-term structural growth drivers. We operate in 97 of the world's 100 leading cities by GDP. We have strengthened our position through increased organic growth and by establishing stronger market positions, through the introduction of innovative products and services, acquisitions to build scale and density, and our determination to be an Employer of Choice across our global operations.

Our Pest Control business overall delivered good growth in the year, underpinned by the critical nature of its services. Revenue was up by 29.0% (5.6% Organic) to £2,516m. Performance has been supported by both pricing and volumes, led by the Commercial Pest Control business, which has a high proportion of contractual activity and has benefited overall from continued good customer retention rates. Adjusted Operating Profit was up by 28.7% to £467m.

For FY 22, Pest Control represented 71% of Group Revenue and 71% of Group Adjusted Operating Profit (excluding central and restructuring costs).

M&A has continued to be strong this year, and we have acquired 46 pest control businesses in the period, excluding Terminix, with annualised revenues in the year prior to acquisition of £121m.

Hygiene & Wellbeing

Rentokil Initial offers a wide range of hygiene and wellbeing services. Inside the washroom we provide hand hygiene (soaps and driers), air care, in-cubicle (feminine hygiene units), no-touch products and digital hygiene services. In addition to core washroom hygiene, we deliver specialist hygiene services such as clinical waste management. We're also improving the customer experience through premium scenting, plants, air quality monitoring and green walls. Customer sectors range from public sector (schools, government buildings) and facilities management through to hotels, bars and restaurants, industrials and retail.

Hygiene & Wellbeing Revenue decreased by 3.2% to £807m, reflecting the anticipated reduction in COVID disinfection business. A year on year ramp-up in activity across service sectors such as offices, shops, schools and hospitality supported performance.

Organic Revenue growth was 9.3%. In 2022, COVID disinfection services generated £20m of revenues (FY 21: £117m). As expected, as conditions post-COVID normalised, there has been a large reduction in customers' need for these one-time services. We see the main opportunities for future growth in our Hygiene & Wellbeing category as being core washrooms, premises hygiene, including air care, and enhanced environments. Organic Revenue growth in core washrooms was 10.4%, while Organic Revenue growth in premises and enhanced environments was 8.8%. Category growth was accompanied by an increase in customer satisfaction with Net Promoter Score in Hygiene & Wellbeing up 3.7 points year on year and ahead of pre-COVID levels.

We have acquired six hygiene businesses this year with annualised revenues of c.£5m in the year prior to purchase.

France Workwear

Improved market conditions supported the strong contribution from our France Workwear business where Revenue, all of which was organic, rose by 16.6% to £193m. Continued investment in plant and machinery along with the opening of a new depot in the Lyon area supported a strong rebound in volumes. Inflation was fully covered with successful price increases, alongside strong customer retention rates in line with pre-COVID levels.

Innovation and technology

The Company's investment in innovation and technology continues to drive profitable growth in the business. It strengthens our brand and cements our leadership position, enabling us to provide enhanced service to customers and target key growth sectors, while lowering our operating costs and improving our sustainability credentials.

In the pest control industry, technology-enabled innovations have been especially important in helping to differentiate us from our industry competitors. To the backdrop of an investment pipeline of more than 50 projects across major pest sectors and 17 patent applications during 2022, we've seen development on a number of key initiatives:

- ➲ Our Pest Control self-service portal is now operational in 50 countries, supporting 1.2m customer sites. The 24/7 customer portal enables scheduling of service visits, online payment of bills and viewing of documents.

- ➲ There has been further roll-out of PestConnect, which provides a real-time, early warning digital system for monitoring and controlling rodents. We now have 290,000 units in operation (up 30,000 in the six months to Dec. 2022) across 16,000 sites.

- ➲ Lumnia, our award-winning range of LED insect light traps, is now available in over 60 countries. Partnering with Vodafone and Google, we have been developing a partner app for Lumnia, to improve the accuracy and efficiency of counting and identifying trends using machine learning.

- ➲ We introduced our latest intelligent bird scare device. The device recognises different bird species and identifies the best scare tool from a broad range to deter each of them.

- ➲ We started the global delivery across 20 markets of our expanded Flexi Armour Rodent Proofing Range, which applies impenetrable barriers to reduce the risk of rodent infestations to premises, while lessening the need to use rodenticides.

- ➲ Working with Vodafone and Google, we've conducted effective field trials of our connected cameras, which monitors premises and identifies pests with the use of AI technology. 40 individual cameras were trialled on customer sites in the UK during 2022, with 28,000 photos taken, transmitted over Vodafone's network and processed on our platform. The technology supports faster control of pest problems and the reduction of unnecessary visits.

In the Hygiene & Wellbeing category, we have continued with product initiatives for both the core washroom and premises hygiene, as well as how we connect with the customer:

- ➲ A new and enhanced version of our myInitial customer portal was launched in 2022 and rolled out to c.20 countries. Total registered users have now reached more than 100,000.

- ➲ We started the global roll-out of Luna Dry and Luna Mini Dry products, following the H1 launch in Europe. These feature the latest brushless motor technology, a hygienic HEPA 13 filter and long-life performance.

- ➲ We continued to invest in our high-quality dispenser ranges to add differentiation and build upsell, significantly increasing usage of our Signature suite of units.

- ➲ The Group sustained its focus on the high-growth air care market, already with a product range that features air purification, air sterilisation and air scenting products.

- ➲ We added a new air filtration product, Aeramax Pro 3, which was introduced in Europe. This is a wall-mounted or floor-standing HEPA and carbon filter air purifier with allergy-friendly accreditation.

- ➲ We are extending the clean air and wellbeing portfolio into air quality monitoring with data analysis and actionable insights. Pilots have taken place in Asia and Europe to assess and benchmark the quality of air in customer premises and partnership opportunities with third-party solutions were developed.



Cutting edge connected cameras

Through our ongoing field trials in the UK and our recent acquisition of Eitan Amichai in Israel, we are developing the use of digital cameras and AI for the automatic identification of pests, providing an early warning system for faster and more effective prevention and control.

- ➲ Working with Vodafone we have conducted field trials using small digital cameras and AI technologies. Twelve technicians and field biologists in the UK are currently trialling the technology using 40 cameras, with 28,000 images of rodents having been taken to support machine learning and so identify and recognise pests.

- ➲ Eitan Amichai is an advanced user of digital cameras and AI with more than 11,000 remote monitoring devices and c.1,500 cameras installed in c.170 companies and over 1,250 sites. The company has taken this technology into the area of insect control and can now identify seven types of insects remotely.

Pest Control

We are the world's leading pest control company and the leading operator in North America. We occupy an unrivalled global position in a resilient and non-cyclical industry characterised by strong long-term structural growth drivers.

Our Pest Control business, now including Terminix, is a route-based business where profit growth is driven by a fundamental understanding of the importance of density. We have strengthened our position as global leaders in pest control through increased organic growth and by establishing stronger market positions, through the introduction of innovative products and services, acquisitions to build scale and density, and our determination to be an Employer of Choice across our global operations.

What we do

At Rentokil, our pest control specialists protect people, enhance lives and preserve the planet by providing pest control solutions across commercial and residential sectors through the use of connected, digitally enabled, energy-efficient and sustainable pest control services. Using both preventative and responsive strategies we enhance protection for our customers through holistic, integrated connected pest management programmes.

2022 summary performance

- No. 1 in 57 of our 90 markets
- Revenue growth +29.0% (at CER) (+38.2% at AER)
- Organic Revenue Growth +5.6%
- Adjusted Operating Profit +28.7%
- Adjusted Operating Margin 18.6%
- Operating Profit (at AER) +9.8%
- £242m spent on 46 acquisitions, £121m Revenues (excluding Terminix)
- Seven-year Revenue CAGR of 15.8%

Our leadership credentials

- Powerful pest control brands – leading commercial brand in the world, largest US residential and termite brand
- Strong Employer of Choice programme – with outstanding technical training, building expertise and careers
- Leaders in commercial, residential and termites sectors
- Leaders in digital – connected devices, data, AI, customer portal and apps
- Unmatched capabilities in innovation – Science & Innovation Centres with strong pipeline of tools and expertise
- Disciplined M&A – 299 Pest Control acquisitions since 2014

Revenue (at CER)

£2,516m +29.0%



2022	2,516
2021	1,952
2020	1,646
2019	1,641
2018	1,487

Revenue (at AER)

£2,695m +38.2%

Adjusted Operating Profit (at CER)

£467m +28.7%



2022	467
2021	364
2020	270
2019	288
2018	259

Operating Profit (at AER)

£313m +9.8%

Adjusted Operating Margin (at CER)

18.6% +0bps



2022	18.6
2021	18.6
2020	16.3
2019	17.6
2018	17.4





Pest control market

Market size and characteristics

The global pest control market is a strong, growing and attractive, non-cyclical market. It is highly fragmented with strong growth drivers fuelling medium-term growth across all regions.

- Pest control global market worth c.$23.7bn per annum and is expected to continue to grow at c.5-6% annually to reach c.$31.4bn by 2027.
- US accounts for c.44% (c.$10.5bn) of the market, maintaining a CAGR of c.5% to 2027, driven by strong residential and termite markets and its role as an essential service supporting 'licence to operate' businesses.
- Rest of the World has a CAGR of c.6% to 2027, driven by higher growth in Emerging Markets and Cities of the Future.

The global market is highly fragmented, with approximately c.75,000 companies globally, of which c.18,000 operate in the US, where Rentokil Terminix is the largest provider. Over 30,000 companies operate in Asia.

Competition

Rentokil competes in the highly fragmented termites, residential and commercial pest management markets. Key international competitors of Rentokil include Orkin, Ecolab and Anticimex.

Over the past 12 months there has been further M&A activity across the sector. Major players and increasingly Private Equity are targeting acquisitions in Growth and Emerging Markets.

In addition, new technology solutions and increased digital marketing are driving inbound leads for national and smaller independent operators.

Our customers

We operate across distinct customer segments and a broad range of industries.

- **Commercial** is the largest segment, accounting for c.50% of the Global pest control market.
- **Residential** representing c.33%, of the Global market, and the largest segment of the US market, accounting for 46% of all revenues.
- **Termites** accounts for c.17% of the Global market and 55% of the global termites market is in the US alone, where Rentokil Terminix is the largest supplier.

- Key sectors include food and beverage processing, hospitality, FM, offices and administrative, and logistics and warehousing.
- Our residential and termites customers contract on a per visit/incident basis, with most regions able to increase prices in line with inflation.

Customers increasingly are making purchasing decisions based on brand trust, differentiated expert service delivery (including innovation), and an increasing desire for digital customer engagement solutions. These are all areas in which Rentokil will continue to focus and invest.

Strong growth over the medium term

The essential role of pest control in business and society alongside the compelling growth drivers gives us increased belief in our resilient and powerful platform for growth, with every market in every region increasing its per capita spend on pest control products and services, giving us confidence in our Organic growth target for our Pest Control category of 4.5–6.5% per annum over the medium term.



Global and US market growth drivers

Pest control is a largely non-discretionary and essential service protecting public health, and demand for the service is driven by macro drivers including: urbanisation and population growth, rising middle classes, climate change, and food safety regulation, as well as increasing business and consumer intolerance to pest issues.

Our leadership in innovation and digital continues to ensure that we differentiate our brands and support our customers' needs in the changing social, economic and regulatory environment.

 **Growing population**

The global population is growing by 80m people each year and is forecast to reach 9.1bn by 2050, creating further demand from pest proximity. US population is projected to rise from 325m to 416m by 2060.

 **Rise of pests**

Global rat population set to increase to 7bn and increasing demand for non-toxic solutions. Over 50 termite species in US – c.$2bn p.a. in subterranean damage caused.

 **Vector-borne diseases**

More than 3.9bn people in over 128 countries are at risk of contracting dengue fever, with 96m cases estimated per year.

Yellow fever mosquito now found in 23 US states. West Nile, dengue & chikungunya viruses now present in US.

 **Climate change**

By 2050, climate change is expected to cause approximately 250,000 deaths each year from malnutrition, malaria and other diseases.

2021-2050 annual US average temperatures expected to rise creating increased pest threats.

 **Standards increasing**

US Food Safety Modernization Act – most significant legislation in over 70 years – focuses on the prevention of disease outbreaks. Increased regulatory pressures are increasing the role for innovation.

 **Increasing business pressure**

22% of facilities across the global food chain have some record of pest activity at any given time which carries significant reputational risk.

80% of US hotels and motels reported some presence of bed bugs in the past year with massive impact from social media.

 **Increasing pest intolerance**

Pest infestations cost global businesses c.£5.8bn each year. 29% of Americans have experienced a rodent pest issue at some point; 35% in the Northeast.

 **Low residential penetration**

Less than 15% of homes in the US have professional pest care.

 **Changing customer behaviour**

Working from home has increased awareness and focus on the home environment. In the US there is continued migration to warmer, humid southern states with higher pest pressure.

continued

Our Pest Control strategy: key strategic themes

Pest Control is our core business line and our main engine for growth. Our growth strategy has been accelerated by the acquisition of Terminix, but the medium-term focus and strategic themes remain unchanged.

Global leadership driving growth

Driving growth in Growth and Emerging Markets[1] organically and through M&A.

We will seek to accelerate business growth by building on our global leadership, through further expansion, particularly in North America and Emerging markets, both organically and through M&A. In North America, Rentokil Initial will leverage its scale and build market share through a balanced programme combining organic initiatives (such as new product growth areas, national accounts, innovation, digital marketing, Employer of Choice and the best of breed transformation programme) and targeted M&A to build density and increase its expertise in new pest sectors such as vector control and lake management.






Rentokil
Initial

Differentiation through our innovation pipeline

An increasing focus on non-toxic pest control solutions.

Our culture of constant innovation drives our success, with science at the heart of our approach by our experts in our global innovation centre, driven by our goal to maintain our position as the best pest control company in the world. We have invested c.£20m across the world in Pest Control R&D with 3,000 colleagues supporting our innovation pipeline, and with more than 50 partners working with us to deliver best-quality solutions at pace.

Harness the digital opportunity

Using our digital expertise, including web, apps, portals and services to lead digital pest control.

Digital innovation in pest control is necessary to meet the needs of an evolving world. Smart technology is becoming a norm and customers are demanding more remote monitoring solutions and increased transparency of data.

Rentokil has developed the world's leading technology 'ecosystem' for pest control, providing an unmatched level of 24/7 monitoring, reporting and insight for commercial customers who face the risk of increased fines and censure without effective pest management and reporting. We have also begun to integrate our data automatically into customers' own internal reporting platforms. We believe we have a robust, scalable and secure global infrastructure in place to meet the evolving digital needs of our customers.

Driving innovation through centres of excellence

Our new Technology Centre in the UK provides a dedicated home for the testing and validation of new products. The facility includes environmental testing, functional testing and being able to carry out thousands of repetitive tasks to ensure validation of sales and marketing claims.

An exciting prospect that will support future opportunities is the opening of a new Innovation Centre in the US in 2023.

This facility will enable the business to support and advance our residential and termite pest control operations in North America. Increasingly, our innovations have a clear and demonstrable benefit for the planet, not just our business, in line with our mission to protect people, enhance lives and preserve the planet.

1. Emerging Markets of Asia, Latin America, MENAT and Central America are fast-growing markets linked to economic and social development. Our Growth Markets include North America, the UK and Ireland, Pacific, Germany, Benelux and the Caribbean.

Building on brand strength

Continuing to be recognised as the world's leading brand in pest control.

Rentokil is the leading pest control brand in the world and the leading commercial brand in North America. Terminix is the most recognised brand for termite and residential pest management in the US. Together we are recognised as the world's leading expert provider of pest control – leading in innovation, digital and sustainability.

We continue to focus on building the brand through ongoing investments in people, service, innovation, digital capabilities and sustainability. We are driving our brand alignment efforts for a unified, consistent global presence to build trust and credibility, and effectively track and measure its brand equity. This is accomplished through central deployment of global campaigns with supporting toolkits for local activation through a wide range of communication channels, including online, social media, global and national sales, third-party events and webinars.


Rentokil
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2022



Building scale and density

Continued M&A strategy to expand the city footprint and density.

Acquisitions are a core part of our Pest Control growth strategy targeting acquisitions in key markets to build scale and density, increase our competitive positioning and improve our ability to service customers, targeting acquisitions in new countries and in megacities and large cities where we have identified strong growth potential.

We have the in-house capability to identify, evaluate and execute acquisitions at pace and have built a long track record of successful delivery. Our model for value-creating M&A is structured around the disciplined evaluation of targets, execution of detailed integration programmes and careful stewardship of new businesses under its ownership. Our M&A programme extends around the world, as it actively seeks to build local density in the cities within which we operate, as well as targeting major Cities of the Future that will increase growth in the future.



Rentokil Initial is focused on building scale in the Cities of the Future – those urban areas that are expected to grow at materially higher rates – and during the year we added scale in 38 of these cities, including Delhi, Lahore, Islamabad, and Santiago.



Pest Control
continued

Bringing together Rentokil and Terminix in North America

In October 2022 we completed the acquisition of Terminix, the largest pest control brand in the US, performing c.50,000 customer visits each day from c.375 locations across 47 states. Terminix is the leading provider in the residential and termite sectors in the US, a market worth an estimated $10.5bn and expected to grow to c.$13.4bn by 2027, a CAGR of c.5%. It serves 2.9 million customers, with more than 80% of their services revenues recurring.

The acquisition brings together two highly complementary and synergistic portfolios creating the largest pest control operator in the US, the world's largest pest control market, and a clear global leader in pest control.

The combination adds between 75%-80% to the size of Rentokil Initial's Pest Control business in revenue, and is expected to be highly cash generative. The enlarged business will have a strong platform for growth, particularly in North America, and an attractive financial profile to support future growth, including through acquisitions and continued investment in innovation and technology.

Bringing together best of breed leadership

There is a strong cultural fit between Terminix and Rentokil Initial – the businesses have a very similar playbook that is appropriately focused on people, customer service, sustainability and shareholder value – enabling effective collaboration and knowledge sharing.

An important part of this cultural alignment will be achieved through the best of breed mix we have adopted for the joint leadership team and throughout the organisation. The Company was delighted to announce ahead of closing that Brett Ponton, CEO of Terminix, was appointed CEO of the North America region and that, in addition, John Myers, Managing Director, North America, was CEO of the US Pest Control business, reporting to Brett. Leaders from both companies have been appointed to roles within Rentokil Terminix North America, reporting to Brett and John.

Excellent integration progress

We have a long and successful track record of integrating acquisitions at scale. Preparatory integration planning commenced early in 2022, led by an integration leadership team comprising members of senior management of both Rentokil Initial and Terminix, and since completion in October we have mobilised a full integration team across both organisations.

Our integration planning has confirmed the strong potential of the combination, which is both synergistic and complementary. The combined group will enjoy the benefits of scale as well as higher density in our operations that will enable margin acceleration.

Excellent early progress has been made on delivering the integration plan to ensure use of the most effective systems, processes and technology from each organisation. Likewise, we have made strong progress in building a joint team that is based on the best of talents and with a shared mission, vision and values.

Workstream planning
Seven key workstreams are at the heart of the integration plan: field operations; back-office field support; procurement and fleet; marketing and innovation; sales; human resources; and finances. Each of these are underpinned by investments in IT and HR capabilities. These workstreams are critical to optimising the opportunities of the combination, reducing risks of integration, following a best-of-breed approach and delivering the cost synergies and financial benefits of the transaction over a three-year period.

7
key workstreams to drive achievement of cost synergies:
1. Field operations
2. Back office field support
3. Procurement and fleet
4. Marketing and innovation
5. Sales
6. Human resources
7. Finance

Field operations
With over 600 branches combined across Rentokil and Terminix, branch integration and the opportunity for accelerating route density, is at the heart of overall integration, with a three-year plan to create an optimal network c.400 branches. We aim to create a back-office field support function of the future through process integration and efficiency improvements – taking best practice and capabilities from both organisations.

> Branch and route analysis to create the optimum network for customer proximity and route density
>
> **Branch Co-location**
> Interim state
>
> **Branch Consolidation**
> Interim state
>
> **Branch Integration**
> End state

Brand consolidation
Terminix is the leading residential and termite brand in North America with strong consumer recognition. Rentokil is a global brand leader in commercial pest control. Between the two companies in North America, there is also a large number of regional and local brands. The three-year period will see convergence of the vast majority of the smaller brands. Residential, termite and SME commercial business will take the Terminix brand, while larger commercial and national account customers will enjoy the Rentokil name. Outside of North America, we'll retain Rentokil as the main brand for pest control.



Investing to deliver costs synergies

The acquisition brings together two complementary businesses with a strong operational and cultural fit, creating significant cost synergy opportunities. There is a substantial opportunity to reduce the cost base of the enlarged group by investing to drive efficiencies, and by improving productivity to drive margin improvement through capitalising on the benefits of scale and higher density in our operations. By the end of year three the Company estimates it will have generated pre-tax P&L net cost synergies of at least $200m, with c.$150m of synergies to be delivered from Selling, General and Administrative (SG&A) expenses and c.$125m to be delivered from Field Operations. Total one-time cost to achieve synergies are expected to be c.$200m, increased in line with annualised go-forward synergies.

These cost and margin synergies will be delivered through:

- Combining Rentokil Initial's expertise in commercial pest control globally with Terminix's expertise in residential and termite pest control.
- Complementary footprints in North America, allowing greater operational efficiency and route-density to be achieved.
- Both companies have similar operating models which will enable the effective sharing of best practices now and in the future.
- Through Rentokil Initial's leadership in innovation and digital technology, we will invest in creating services and products which can be rolled out to Terminix's c.2.9m pest control customers.
- Savings can also be made in marketing and sales effectiveness and by leveraging the best of both Rentokil Initial's and Terminix's technology and IT systems.
- Synergies will be achieved through procurement leverage, property rationalisation, reduced corporate costs and efficiencies in administrative functions and overheads.

At least

$200m

increased estimate of annual pre-tax net P&L cost synergies from acquisition from at least $150m to at least $200m by the end of 2025

Synergies and Approximate Phasing	Achieved 2022	Incremental P&L Impact by Year 2023	Incremental P&L Impact by Year 2024-25	Cumulative 2022-25
SG&A expenses	$15m	$80m	$55m	$150m
Field Operations	–	$10m	$115m	$125m
Gross synergies	**$15m**	**$90m**	**$170m**	**$275m**
Investments	$(2)m	$(30)m	$(43)m	$(75)m
Synergies net of investments	**$13m**	**$60m**	**$127m**	**$200m**
Accounting adjustments	$18m	$32m	–	$50m
Net synergies plus accounting adjustments	**$31m**	**$92m**	**$127m**	**$250m**

SG&A expenses include sales productivity, procurement, fleet depreciation and support functions, and are expected to be 85% in cash over the period.

Field Operations are primarily related to branch consolidation, density benefits and productivity, and are expected to be 100% in cash.

Investments relate to salary and benefits harmonisation, SHE and Innovation centre, IT and branding, as well as additional SOX, audit and listing. They are expected to be 100% in cash.

The non-cash accounting adjustments are in relation to termite litigation and LTIPs.

Total one-time cost to achieve synergies are expected to be c.$200m, increased in line with annualised go-forward synergies.

Our growth ambition

The combination has created the pest control leader in North America, providing increased scale which will enable further investments in people, service, quality, innovation, digital technology & applications and sustainability, all critical to our growth ambitions in the largest pest control market in the world.

Leveraging our expanded scale will be the primary driver of our growth ambitions, aiming to exceed market growth by 1.5x from 2025. Growth opportunities through scale come from a number of areas including; cross selling and upselling opportunities as trusted advisor, pricing through segmentation and premium positioning, leverage a strong B2C residential brand and B2B commercial brand, R&D investment in innovation to differentiate solutions and services and improving customer retention through enhanced customer experience.

Our growth strategy in North America for the next one to three years will be supported by our ability to differentiate our offering through product and service innovation and our digital offering to customers. We will bring the best of breed of Rentokil's science and innovation leadership, with the creation of a new science and innovation centre in the US focused on termite and residential pest control.

Path to Organic Growth at 1.5x the industry average


1 Customer retention
2 Customer penetration
3 Pricing
4 Innovation
5 Customer acquisition
1.5x Industry Growth
Enablers
6 Talent and Employer of Choice
7 Establish the Rentokil Terminix Way and enabling technology
8 Establish and leverage industry leadership



A bigger, better business.

Connected pest solutions for businesses.





Scan me!
To find out more about PestConnect



290,000
PestConnect units installed
in customer premises

24% increase year on year

c.5% of commercial pest portfolio

16,000 connected customer sites

325m status reports sent digitally
from the devices

ISO 27001
myRentokil and PestConnect have
been awarded the ISO 27001
Information Security Standard



Digitising our essential services

Innovation strengthens our brand and cements our leadership position
in the pest control industry, differentiating us from our competitors,
particularly in the area of digital technology. It helps us to provide an
enhanced service to customers, target key growth sectors and enhance
our ability to cross-sell additional products and service lines. In addition,
our innovations help us to operate more efficiently and support our
sustainability ambitions.

Among our many firsts in recent years, we have been the first to develop
connected pest control devices, PestConnect, the first to use carbon
dioxide in rodent control, and the first to deploy LED lights for highly
effective and sustainable insect control.

Our pest control self-service portal, myRentokil, now has 1.2m customer
sites supported. The 24/7 customer portal enables scheduling of service
visits, responding to audits, and online payment of bills and viewing of
documents.

Faster response, reduced infestation

PestConnect, our digital connected pest management system, provides
real-time, early warning for effective monitoring and immediate control of
rodent pests, reducing the risk of infestation and our technicians' time on
customer premises. Our innovative system uses non-toxic and highly
targeted treatments that help reduce the rodenticide impact on wildlife.

Building on last year's growth, 2022 has seen further roll-out with
290,000 units now in customer premises, up 24% year on year. A total of
325m status reports were sent digitally from the PestConnect devices in
2022 to our central online Command Centre. The Command Centre is
available in more than 50 countries and provides our teams of experts
with more than 200 data dashboards.

📄 Find out more on pages **52** and **53**

myRentokil

24/7
Access via myRentokil to
pest control data and service
information

Online customer portal in
50+
countries

1.2m
customer sites supported

2.4m
sessions completed in
2022 (+7.9%)

12%
of all sessions now on
mobile or tablets

Hygiene & Wellbeing

Hygiene & Wellbeing is a strong, complementary business to Pest Control. Both businesses service the same types of customer and share country management, technology, infrastructure and back-office services. They are route-based businesses where profit growth is driven by a deep understanding of the importance of density.

2022 was the first year of operating with our enlarged category of Hygiene & Wellbeing, created to reflect the growing significance of this market. The enlarged category comprises our previous Hygiene operations together with our Ambius plants and scenting, Dental Hygiene and Cleanroom services operations. We firmly believe our Hygiene & Wellbeing business has the ability to become the next Pest Control.

What we do

At Rentokil Initial, our Hygiene & Wellbeing technicians provide hygiene services to business environments to make them cleaner, safer and healthier, improve air quality and ensure more pleasant places in which to operate. Establishing good hygiene practices throughout an organisation reduces the risk of infection being passed from person to person. As a result, fewer days are lost to sickness, which translates directly into real cost savings and increased productivity. Trading under the Initial brand, we offer the widest range of washroom hygiene services and products inside the washroom. Our Enhanced Environments businesses improve the occupant experience beyond the washroom and throughout customer premises.

2022 summary performance

- ➲ A global leader – No.1 in 26 of the 70 markets (top three in 39 markets)
- ➲ Revenue growth -3.2% reflecting the anticipated reduction in the COVID disinfection business (-1.5% at AER)
- ➲ Organic Revenue Growth (excluding COVID disinfection) +9.3%
- ➲ Adjusted Operating Profit -4.9%
- ➲ Adjusted Operating Margin 19.8% -30bps
- ➲ Operating Profit (at AER) -0.3%
- ➲ £8m spent on six acquisitions, c.£5m Revenues
- ➲ Seven-year CAGR of 6.3%

Our leadership credentials

- ➲ Recognised and trusted Hygiene & Wellbeing brands, including Initial and Ambius
- ➲ Award-winning product range
- ➲ Digital, connected devices and data expertise shared with Pest Control – myInitial customer portal for enhanced customer insight and engagement
- ➲ Operational focus – postcode and product density, shared overhead
- ➲ Disciplined M&A – city-focused strategy building geographic density – 55 acquisitions since 2014
- ➲ Strong Employer of Choice programme – outstanding engagement and training

Revenue (at CER)

£**807**m -3.2%



2022	**807**
2021	832
2020	879
2019	720
2018	681

Revenue (at AER)

£**821**m -1.5%

Adjusted Operating Profit (at CER)

£**160**m -4.9%



2022	**160**
2021	168
2020	187
2019	126
2018	116

Operating Profit (at AER)

£**157**m -0.3%

Adjusted Operating Margin (at CER)

19.8% -30bps



2022	**19.8**
2021	20.1
2020	21.5
2019	17.7
2018	17.1



Hygiene & Wellbeing market

Market size and characteristics

Our Hygiene & Wellbeing businesses operate in an attractive industry offering strong growth opportunities. Like Pest Control, Hygiene & Wellbeing is an essential, non-discretionary business and we believe its medium-term opportunities are enhanced by rising demand for global hygiene services.

It is difficult to estimate the total market size for hygiene and wellbeing as the services and products in this market are fragmented. The global hygiene and wellbeing industry comprises hygiene service providers, consumables suppliers (such as the supply of paper and soap) and total facilities management operators who provide various services, including hygiene.

Initial Hygiene has an unrivalled global position in core hygiene services – operating in 70 markets and with a No.1 position in 26 countries, a No.2 position in 10, and leading regional market positions in the Pacific, Asia and Caribbean, and the UK.

Our Enhanced Environments business operates in 18 countries and has No.1 positions in eight of its markets (including in the US, Canada, Australia and New Zealand). The US business comprises c.53% of total Ambius revenues.

We have the right operational model in place; a global footprint and a large existing customer base; we have a proven innovation capability and digital expertise; and, most importantly, we have highly motivated people and a great Initial brand. Over the medium term from 2022 we have set ourselves a target to deliver 4–6% Organic growth on the enlarged category (excluding COVID-related disinfection).

Competition

There are many routes to satisfy washroom hygiene needs, with competitors providing a wide range of supply solutions.

- Regional, full-service companies provide service solutions, either direct or via cleaning companies/facility management, differentiating on services, products and coverage.

- In several markets, washroom requirements can be met by facilities management or cleaning companies directly.

- In-country competitors include: PHS Group Inc. (based in the UK), Elis (based in France), CWS (based in Germany), Citron Hygiene Canada Limited (based in Canada) and Ecolab Inc. (based in the US) in hygiene services; and Kimberly-Clark Corporation (based in the US) in hygiene consumables and products.

- Rentokil Initial differentiates its operations in different ways, including quality and speed of service, brand awareness and reputation, technology and systems, customer satisfaction, pricing and promotions, professional sales forces, contractor network and referrals.

Our customers

Rentokil Initial operates in 70 markets across six main customer segments.

- Our high customer satisfaction levels of 47.7% provide a key competitive advantage. Customer Voice Counts surveys are used to improve service levels and every detractor score is followed up with a call from an account/branch manager to discuss improvements.

- Hygiene has expanded beyond the washroom and buyers now connect the value of hygiene across the location and look for expertise.

- There is now often a shared responsibility for washroom purchasing, as the value of hygiene has elevated, facilities buyers have been joined by commercial, operations, and health and safety.

- Strong preference for new digital reality means that digital prospecting and selling is becoming as effective as in-person engagement.



Global market drivers

Since the start of the global COVID pandemic we have seen elevated standards for health and hygiene, particularly in the workplace.

Industry commentators and our experience to date suggests this heightened focus on hygiene will not be a temporary blip, rather a long-term change that will create ongoing market opportunities from which our business can benefit.

 **Urbanisation**

By 2050, 68% of the global population will live in urban areas, (versus 55% in 2018), where hygiene and sanitation issues are most prevalent.

 **Rising middle classes**

An additional 160 million people join the middle classes every year, with increasing hygiene standard expectations and a growing health consciousness afforded by more disposable income.

 **Rise of millennial population**

This generation is highly focused on health and wellbeing and vocal about its importance.

 **Growing population**

The global population is growing by 80 million per annum and is forecast to reach 9.1 billion by 2050, creating further demand for hygiene services.

 **Sustainability**

In addition to the need to continue to offer effective protection, from COVID and other infectious diseases, and meet customer demand for enhanced hygiene solutions, there is also a related and underpinning requirement to ensure that all solutions are delivered in the most sustainable way possible.

 **Air hygiene**

Increased sensitivities around air filtering, air purification and air quality monitoring driven by stricter regulations and standards are presenting significant new opportunities for air hygiene.

 **Surface hygiene**

The COVID pandemic led to an explosion of sensitivity around microbe transmission points and surfaces being carriers of risk. This in turn led to wide-scale surface disinfection and significantly enhanced cleaning regimes and protocols which have remained in place following the pandemic.

 **Hand hygiene**

Good hand hygiene was shown to be one of the most basic yet powerful ways in which individuals can protect themselves from COVID and other similar diseases. The resulting focus on hand hygiene has, to a large extent, remained a feature of every day life.

 **Brand trust and expertise**

Customers now seek greater reassurance than ever from service providers, with brand trust being paramount.

Our Hygiene & Wellbeing strategy: key strategic themes

Our strategy is to deliver continued growth through a combination of strong operational focus and targeted M&A to build city density. Central to this is the delivery of excellent customer service, product innovation, service line extensions and improvements to productivity through digital products and applications.

Focus on operational execution

Building margins through postcode and product density.

Our focus has been, and will continue to be, around operational excellence. We aim to achieve this through the commitment of our people and the respect we have earned over the years for our brand and reputation. Creating a high-quality customer service culture and offering the best product ranges, as well as delivering our services, on time and in full, are core to our value proposition.

Margins are driven through postcode density (the number of customers on a route) and product density (the number of products/ service lines in each customer premises), as well as shared overheads with Pest Control (infrastructure and back office) and M&A (building further geographic density). Analysis of our current footprint supported by the right sales incentives and selling methods will drive behaviours that will lead to improved density.







Offer a complete product range

Avoiding cross-infection Inside the Washroom.

Washrooms are high-risk areas for viruses: they are small spaces, with smooth surfaces and high levels of traffic. Our services Inside the Washroom provide a range of innovative products for creating safer environments, including hand hygiene (soaps and dryers), air care (purification and scenting), in-cubicle (feminine hygiene units) and digital hygiene services. No-touch washrooms are the most effective way to avoid cross-contamination, particularly within cubicle settings.

The greater awareness of cubicle and washroom hygiene is providing more opportunities for new products and services for inside washrooms; expanding into new services for existing customers (e.g. Air Hygiene); new sales channels for existing Washroom customers through the use of technology; satisfying demand for new more sustainable services; and range extensions.



Expanding outside the washroom

Take our Hygiene services everywhere.

From a relatively low interest sector, hygiene is now one of the world's most important, presenting opportunities for us to expand Outside the Washroom into new growth areas, including surface hygiene, specialist hygiene services, air care, air enhancement and purification, sustainable waste management (such as medical waste removal), products and expertise to enhance public spaces and buildings, route-based service extensions (such as first aid), digital products and applications, and the alignment of hygiene with the importance of wellbeing.

The impact of the global pandemic has catalysed a shift in global mindset where health is a priority – not just avoiding being sick, but proactively being well in a holistic sense. The global corporate wellness market, valued at USD 53.0 billion in 2022, is set to grow at 4.5% CAGR to 2030 (source: Grandview research 2023) as people search for a healthier lifestyle across work, home and leisure. Enhancing environments to entice guests in and increase dwell time has grown in importance as reluctance to be in closed places continues after the pandemic.







Harness the digital opportunity

Developing digital innovations to address customer needs and increase productivity.

We continue to develop digital products for enhanced services combined with greater reporting and insight. The COVID pandemic has provided a springboard for increased digital hygiene services, and we are taking our digital expertise from Pest Control and expanding into Hygiene & Wellbeing.

Increased standards, regulations and the threat of fines and reputational damage may prompt early take-up of digital applications in hygiene, as it has done in pest control. Our connected hygiene solutions currently comprise digital taps and soap dispensers, hand wash and footfall monitoring and air care. Our myInitial online reporting platform provides transparency of service, including signature capture, service history and details, dates of visits and reporting facilities.

Digital monitoring of consumables through our digital no-touch products enables more efficient washroom operations at lower cost, with a reduced environmental impact and offering a better guest experience. Our digital sales and service tools are also increasing productivity and are being used to build customer awareness of Initial's multiple product offerings.



Scan me!
Watch the myInitial video

Geographic expansion – through organic actions

Our core Hygiene services currently operate in 70 countries and we aim to increase the reach and density of our footprint in new markets through leveraging our brand and expertise, creating differentiated products and replicating the low-cost operating model that is Pest Control. Starting with core hygiene service provision Inside the Washroom, and then extending into Premises Hygiene and Enhanced Environments, our success in growing the Hygiene category will also be dependent on being experts in the category, delivered through service, product innovation and sales capability. Our strategy is to expand in five key areas – North & Latin America, Europe, the Middle East and North Africa, building on our existing customer relationships and routes, and targeting North America using our existing Ambius and Pest Control businesses.





Geographic expansion – through targeted, city-based M&A

To build density and grow profits

We believe Hygiene & Wellbeing has a strong growth opportunity through M&A, replicating the successful Pest Control model, which has similar characteristics. Our M&A focus in Hygiene & Wellbeing is on building city density and supporting extension areas that we have defined as part of our growth plans, including air care, surface hygiene, safety and digital monitoring. The economics of hygiene M&A are generally good, asset prices are lower than pest control and competition for targets is typically less fierce.

We have the in-house capability to identify, evaluate and execute acquisitions at pace and have built a long track record of successful delivery. We will apply the same proven, value-creating model in Pest Control to our Hygiene & Wellbeing category, with a focus on the disciplined evaluation of targets, execution of detailed integration programmes and careful stewardship of new businesses. Our planned M&A programme extends from North America to the rest of the world, as we actively seek to build local density in cities where we operate, as well as targeting major Cities of the Future where growth is set to increase.



A bigger, better business.

Creating healthier environments.



myInitial
User guide
FAQs
Our services
Contact us
Initial are a leading provider of Washroom Hygiene, Vending, Floor Mat and Clinical Waste Management Services throughout the UK.
Clinical Waste Management
Ensure the safe and compliant storage of clinical waste with Initial Medical's specialist clinical waste bags and bins.
Find out more

myInitial
Customer portal for enhanced customer insight and engagement

c.20
New and enhanced version rolled out in 2022 in c.20 countries

over 100k
myInitial customer portal users now registered

109k
sessions completed in 2022, a 105% increase





Supporting hygiene in schools

New for 2022 included the Signature Hand-print range of hygiene products – designed to attract younger children's attention with eye-catching hand prints and encourage regular hand washing in schools.



Sustaining leadership through innovation

Range expansion
Globally launched in 2022, Luna Dry is a stylish, sustainable hand dryer combining the latest technology: a HEPA13 filter, a dedicated quiet mode and high aesthetics with environmentally friendly credentials.

myInitial
A new and enhanced version of our Initial customer portal was launched in 2022 and rolled out to c.20 countries. To date, around 3,000 Proof of Service reports have been downloaded by customers, adding efficiency to our operations. Indonesia, in particular, has seen excellent growth in usage with the latest version of the portal – growing from 2,000 users in 2021 to more than 15,000 in 2022. Overall, 109,000 sessions on myInitial were completed in 2022, an increase of 105%.

Enhancing our air care product range
In a post-pandemic environment, air purification and air quality monitoring remain a concern, with healthier indoor environments expected. Aeramax Pro 3, a new air filtration product suitable for inside and outside the washroom, was introduced in Europe in 2022. A wall-mounted or floor-standing HEPA and carbon filter air purifier with allergy-friendly accreditation, it uses multi-filter technology to remove of particles and odour.

📄 Find out more on pages **52** and **53**



Workwear (France)

What we do

Accounting for 6% of Group Revenue, our France Workwear business, now operating as a standalone business within the Group, specialises primarily in the supply and laundering of workwear, uniforms, cleanroom garments and personal protective wear to customers in hotels, restaurants and catering (HORECA) across France, ensuring that colleagues have the right workwear to support safe and effective working environments.

Strategy

Our strategy has focused on creating a business that has a clear market differentiation.

This is being achieved through the highest level of product and service quality by focusing on the application of key performance indicators to measure quality of service, using radio-frequency and identity tags to improve service accountability, utilising highest standards in washing and repair quality, being responsive to customer needs and dedicating a separate team to focus on innovation of services and products.

We also leverage our existing supply chain, research and development, processing, sales and marketing from the Pest Control and Hygiene & Wellbeing segments.

2022 summary performance

- Revenue growth +16.6%, all Organic (+15.6% at AER)
- Adjusted Operating Profit +81.6%
- Operating Profit (at AER) +81.1%.
- Performance exceeding pre-COVID levels
- Invested in more efficient equipment in laundries and new Bistro collection launched for HORECA customers

Revenue (at CER)

£193m +16.6%



2022	193
2021	166
2020	169
2019	187
2018	180

Revenue (at AER)

£192m +15.6%

Adjusted Operating Profit (at CER)

£31m +81.6%



2022	31
2021	17
2020	18
2019	25
2018	26

Operating Profit (at AER)

£30m +81.1%

Adjusted Operating Margin (at CER)

16.0% +570bps



2022	16.0
2021	10.3
2020	10.7
2019	13.4
2018	14.2







Initial
Initial

PRIMA FOLDER

Our Stakeholders
Committed to stakeholder engagement

Our purpose and our core values of service, relationships, teamwork and responsibility reflect the central importance of our stakeholders to our business and influence how we engage with them.

Section 172(1) statement

Section 172(1) of the Companies Act 2006 aims to ensure that the board of directors of a company has a comprehensive understanding of its key relationships with a broad range of interested groups, such as employees, suppliers and customers, and that there is proper perspective of the impact on both internal and external stakeholder interests in order to secure the company's long-term success. This statement plans to set out how our Board of Directors, both individually and collectively, have paid due regard to these factors during 2022 when undertaking the duties set out under section 172(1).

The sections of the Corporate Governance Report on pages 81 to 87, which expand upon the Board's activities and principal decisions in 2022 and evidence how the Board considered the impact of its decisions on the factors set out in section 172(1), also form part of this statement. These pages are incorporated by reference into the Strategic Report.

Our stakeholders

We identify our key stakeholders as colleagues, customers, shareholders, communities and suppliers. We classify the environment as strongly related to communities and so often consider them together. We also recognise the broadening impact the environment has on all our identified stakeholders and its increasing importance to areas of our business operations. In discharging its section 172(1) duties, the Board has had regard to these key stakeholders and the associated impacts, although some factors may have been more relevant than others, depending on the nature of the matter under consideration. Where appropriate, the Board also gave consideration to other factors or interested parties relevant to the decision being made, such as regulators, industry bodies or other business relationships.

More information on engaging with stakeholders

➔ Our stakeholders on page 46 – an overview of our key stakeholders and how we measure the impact of our engagement.

➔ Board engagement on pages 88 to 90 – the approach taken by the Board to understand and engage with our key stakeholders.

➔ Our responsible business priorities on pages 50, 51, 61 and 62 – details of our commitment to acting responsibly and the impact on our colleagues and communities.

➔ The Company's modern slavery statement, which is considered and approved by the Board annually, involved consideration of key stakeholder groups. The policy is available on our website.

Our strategic priorities

Board decisions and actions are aimed at creating long-term value for our shareholders through our sustained economic success while furthering the Company's purpose of protecting people, enhancing lives and preserving the planet. The Board agenda is paced to ensure that key strategic priorities are captured and considered throughout the year, with an in-depth review of the longer-term direction of the business undertaken as part of its annual strategy day sessions. Sufficient information is provided by management to enable the Board to make informed decisions on any impact to stakeholders. Details of how our Board operates and the way it reaches decisions, including the matters discussed and debated during the year, can be found in the Corporate Governance Report.

When considering the needs of relevant stakeholder groups, conflicting requirements inevitably arise and in those circumstances we aim to make judgements that balance and serve the long-term interests of the stakeholders. We acknowledge that not every decision the Board makes will necessarily result in a positive outcome for all stakeholders. However, by considering key stakeholder groups and aligning our activities with our strategic plan, as well as the Company's culture and values, we aim to act fairly, transparently, responsibly and in the best interests of the Company over the long term.

In making their decisions and choices, and in setting policies and strategy, our Directors also consider any associated risks when discharging their duties. Maintaining effective systems of risk management and internal control, reviewing and mitigating our principal risks and identifying emerging risks all help underpin the Group's overall strategy and allow the Board to have regard to factors that could affect stakeholder relationships and their impact on our long-term success.

More information on strategic decision making

➔ Board focus in 2022 on pages 81 to 85 – an overview of key areas considered by the Board during the year and their outcomes.

➔ Principal decisions of the Board on pages 86 and 87 – detailed examples of the principal decisions taken by the Board during the year, the stakeholder considerations and impacts.

➔ Risks and uncertainties on pages 63 to 69 – the approach to identifying and managing the Group's principal risks.

Our responsible business

In line with most businesses, there are trade-offs that we recognise and manage proactively. We aim to reduce our impact, for instance as a result of the chemicals we use and the greenhouse gas (GHG) emissions involved in providing services to our customers, by developing innovative products and services which are increasingly non-toxic and sustainable. We proactively engage with suppliers as part of this. We have published the key activities to achieve net zero carbon emissions from our operations by the end of 2040 and regularly report on our innovative solutions. Our environmental strategy focuses on the operational risks and opportunities that we have identified and is embedded within our operating model as a multi-local, route-based business.

In 2022, our mission was updated to include Preserving our Planet, and a fourth core value of responsibility was added to reflect the duty of care we have to our colleagues, customers, local charities, the communities in which we live and work, and to the planet.

Our reputation is of utmost importance to our business success, as we rely on customers' satisfaction and the continued investment of shareholders. Our culture model includes our purpose and values, along with our five core culture themes: customer focused, driven to succeed, diverse, down to earth and innovative. We continue to monitor our culture, recognising the important and evolving role it plays in driving behaviour that brings the business sustainable long-term success. Our comprehensive set of policies and procedures ensure high standards of professional business conduct, including embedding adherence to our Code of Conduct. We strive to act fairly and transparently between shareholders of the Company at all times.

More information on being a responsible business

➔ Culture on page 90 – details of how the Board monitors culture and helps set the tone from the top.

➔ Our responsible business priorities on pages 52 to 60 – details of our commitment to acting responsibly, setting out our environmental strategy and our focus on service and innovation.

➔ Delivering innovative solutions on page 29 – an overview of our approach to innovation.

Our Stakeholders
continued

We recognise the importance of our stakeholders' views and we ensure that we engage with them across the world to fully understand and act upon their issues and concerns. We approach stakeholder engagement at a Group, country and local level, to ensure all stakeholder groups have access to information about our business and activities, and can identify issues important to them.

We have a broad range of stakeholders who influence, or are affected by, our day-to-day activities, and have varying needs and expectations. Our aim at Rentokil Initial is to develop and maintain positive and productive relationships with them all. Our wider stakeholders also include the general public, government and regulators, and industry bodies. We consider the environment in relation to all our key stakeholder groups but include it principally as part of our consideration and engagement with communities.

The acquisition of Terminix in October 2022 and the enlarged scale of our Group has not impacted the identification of our key stakeholder groups but we will continue to monitor the methods of engagement to ensure they remain appropriate.

You can find details of how the Board receives information from our stakeholder groups, with examples of the outcomes of this, in the Corporate Governance Report, primarily on pages 88 to 90. You can find more information on our responsible business approach on pages 49 to 62 and in our separate Responsible Business Report for 2022, which can be found on our website at **rentokil-initial.com/responsible-delivery**.

82.6%
total colleague retention (excluding Terminix) in 2022

Top 25
In the top 25 of UK apprenticeship employers in 2022

 ## Colleagues

We employ approximately 58,600 colleagues in 91 countries. Our colleagues are those who are directly employed by us, which excludes contractors.

Key issues for stakeholder
- Health and safety
- Training and career development
- Tools to do the job
- Wellbeing
- Reward
- Culture and values
- Community support

Why we engage
We rely on the skills, experience and commitment of our people to meet our business goals and want to be able to recruit and retain talent.

Impact/value created
We aim to be a world-class Employer of Choice providing a safe working environment and development opportunities.
- Pay and benefits to colleagues
- Training and development opportunities

Methods of engagement
All colleagues are provided with information on matters of concern to them in their work, through regular briefing meetings and internal publications. To inform colleagues of key factors affecting our business, regular updates are posted on our intranet and engagement events are hosted by individual businesses, such as conferences, town halls and senior executive updates, which provide briefings on specific areas of the business. Other methods include:
- Your Voice Counts (YVC) employee survey every two years and periodic pulse surveys;
- annual personal development reviews and line manager training;
- the **RIGHT WAY** magazine published online quarterly;
- quarterly global internal update by the Chief Executive;
- Speak Up ethics hotline; and
- works councils, including an EU forum.

Measurements
We measure our impact by monitoring recruitment and retention levels, diversity, the results of YVC surveys, performance ratings, the amount of new online training content made available and online learning views, and the talent pipeline of graduate schemes and apprenticeships. We also monitor external ratings, such as Glassdoor.

 ## Customers

Our customers range from global food producers to hotel chains, and industrial goods businesses and restaurants to individual residential customers.

Key issues for stakeholder
- Health, safety and sustainability
- Expertise and service quality
- Innovation
- Digital portals
- Transparency
- Quality assurance and insights
- Cost
- Regulatory compliance

Why we engage
In a service industry we succeed or fail by the quality of the service we offer our customers.

Impact/value created
- Brand value
- Regulatory compliance (food safety, health and safety, etc.)
- Sustainability

Methods of engagement
- Management of ongoing customer relationships
- Customer satisfaction surveys/CVC (NPS)
- Participation in industry forums and events, such as the Global Food Safety Initiative and thought leadership
- Annual Report and industry-focused publications
- Websites
- Innovation showcase, e.g. visits to our dedicated research, development and training facility, the Power Centre
- Provision of training for customers' staff

Measurements
We measure our impact by monitoring our net gain and portfolio development, operating margin and density, and opportunity pipeline. We also monitor customer satisfaction and external ratings and measurements, such as Trustpilot.

44.6
Customer Voice Counts score in 2022

c.165k
Customer Voice Counts respondents in 2022

Colleagues by region

North America	21,309
Europe (incl. Latin America)	11,451
UK & Sub-Saharan Africa	4,889
Asia & MENAT	18,457
Pacific	2,486
Total	**58,592**

Engaging with our colleagues

The HR team in Chile has established a programme called Conectando Contigo (connecting with you) to engage with more than 600 colleagues across the country. The programme promotes a 'traffic light' system that records colleagues' views of what we should stop doing (red), what we stopped in the past, but should take up again (amber), and what we are doing well and should continue to improve (green). The initiative has received very positive feedback.



 ## Shareholders

Our shareholders range from global investment funds and institutions based primarily in the UK, North America and Europe, to small private investors, who are often current or former employees.

Key issues for stakeholder
- Growth in revenue (organic/M&A) and profit
- Cash flow and returns, e.g. dividends
- Brand and market leadership
- Innovation and digital differentiation
- Consistent execution of our **RIGHT WAY** strategy
- ESG performance

Why we engage
Our investors are the owners of the business. Continued access to capital is vital to our long-term performance. We want our investors and investment analysts to have a strong understanding of our business, strategy and performance, and we want to understand their priorities.

Impact/value created
We aim to generate long-term profitable growth to help deliver value for our shareholders.
- Internal rate of return
- Earnings per share
- Compounding model
- Dividends
- Free Cash Flow

Methods of engagement
- Institutional investor meetings
- Capital Markets Days
- Investor roadshows
- Annual General Meeting
- Correspondence with retail shareholders
- Annual Report & Financial Statements
- Corporate website
- Results presentations
- Our Responsible Business Report

Measurements
We measure our impact by monitoring our share price, gathering feedback at investor meetings and reviewing analyst notes.

c.**120**
investor institutions engaged with in 2022

5.15p
final dividend for 2022

7.55p
full year dividend for 2022, up 18.2% on 2021

 ## Communities

Our communities are those who live in areas where we work, such as local residents, businesses, schools and charities.

Key issues for stakeholder
- Jobs and investment
- Contribution to public health and safe environment
- Environmental impact

Why we engage
We respect the communities in which we operate and employ people, but we also accept a wider responsibility to key communities and environments around the world. Preserving our Planet became part of our purpose in 2022, reflecting the increased importance of the environment and the communities we operate in, to our business.

Impact/value created
We partner with charities and community initiatives in communities where we operate and aim to minimise our environmental impacts.
- Tax paid
- Charitable donations
- Energy and fuel-derived emissions (a negative impact which we reduce or offset where possible)

Methods of engagement
- Employment of approximately 58,600 individuals
- Sponsorship and colleague volunteering
- Partnerships with schools, colleges and universities

Measurements
We monitor our impact by measuring the amount of charitable cash donations made each year, our inclusion in ESG indices and our carbon emission ranking with the CDP. More information can be found on our responsible business priorities with regard to the environment on pages 54 to 60, and communities on pages 61 and 62 in the Responsible Business section.

£**998**k
charitable donations in 2022

5 years
partnering with Cool Earth

 ## Suppliers

Our suppliers range from major manufacturers of key products and consumables to our global business, to suppliers of indirect goods and services used to support our operations. Products supplied include pest control bait, paper, soaps and waste disposal units, while indirect suppliers include technology services, fleet vehicles and telecommunications.

Key issues for stakeholder
- Long-term engagement and innovation
- Control of price increases and delivery of cost savings
- Continuous improvement approach
- High standards of product quality and service delivery
- ESG matters, including human rights, data protection and modern slavery
- Minimum environmental standards and improvement plans

Why we engage
Our major suppliers must share our corporate standards and values as these strategic partnerships deliver significantly more value to our business and our customers than short-term deals.

Impact/value created
- Optimised supply chain from manufacturer to end customer
- Joint development of bespoke products and service innovations
- Efficient sourcing of proprietary products from global and local suppliers

Methods of engagement
The global procurement team manages the relationships with major suppliers, with senior management involvement where appropriate. We carry out comprehensive audits of all critical suppliers, including factory inspections, system reviews and ESG factors.

Measurements
We monitor our impact by measuring our monthly On Time In Full delivery metrics, lead times, quality complaints, annual revenue development, product innovations and pricing management. We also track the scores from supplier audits, ESG accreditations and suppliers completing our in-house training on modern slavery awareness.

100%
of our critical suppliers have environmental policies in place and are monitoring their impact on the environment

---

Find out more

- Our Key Performance Indicators (which are grouped by stakeholder) on pages **22** to **25**
- Section 172(1) statement on page **45**
- Our responsible business approach on pages **49** to **62**
- Board engagement with stakeholders on pages **88** to **90**
- rentokil-initial.com/responsible-delivery

Non-financial information statement

Below is an overview of our approach to environmental matters, colleagues, social matters, human rights, and anti-corruption and anti-bribery. You can find further details throughout the Responsible Business section on pages 49 to 62. You will find details of our business model on pages 18 and 19, and our principal risks are on pages 64 to 69. Our key policies are published on our website at **rentokil-initial.com/responsible-delivery**. Legacy Terminix colleagues currently comply with the Terminix Code of Conduct (see page 93).

	Our approach and key policies	Outcomes of policies and impacts of activities	More information
Environmental matters			
	Our **Code of Conduct** states that all our colleagues must conduct their work in a way that complies with environmental laws and minimises any adverse effect on the environment. Our **Environmental Policy** sets out our commitment to carrying out our business in an environmentally responsible way.	12.5% reduction in our five-year emissions index. We mitigate our carbon emissions through our partnership with Cool Earth.	See page 54 for more information on environmental matters.
Colleagues			
	We aim to be an Employer of Choice and our c.58,600 colleagues are integral to our business model. Our **Code of Conduct** sets out our Group standards and applies to everyone at Rentokil Initial. It includes sections on health and safety, equality and fairness, human rights and protecting personal information. There is nothing more important in Rentokil Initial than ensuring everyone goes home safe at the end of their working day. Our approach to making sure this happens is set out in our **Code of Conduct** and our **Health and Safety Policy**. We aim to be an inclusive employer and our policies include a **Group Diversity, Equality & Inclusion Policy** and **Dignity at Work**.	0.39 Lost Time Accident rate in 2022. 7.9 Working Days Lost rate in 2022. 29% of our senior management are female.	Colleagues are one of our key stakeholders, as set out on page 46. Our colleagues and culture are described on pages 50 and 51.
Social matters			
	Our purpose is to protect people, enhance lives and preserve our planet. As well as making a meaningful contribution to the economy, we aim to support the communities in which we operate and where our colleagues live. As detailed in our **Code of Conduct,** we make corporate donations and raise funds for various charitable causes and operate a matched-giving scheme to support colleagues' efforts.	£998,000 donated to charity in 2022 (excludes donations in kind).	Read more about our engagement with communities on page 61.
Respect for human rights			
	We support the rights of all people as set out in the Universal Declaration of Human Rights. Our **Human Rights Policy** outlines the human rights principles that reinforce colleagues' expected behaviour in respecting the human rights of colleagues and business partners. We may operate in countries with potential human rights issues, but we would not tolerate any connection with abuse. As detailed in our **Code of Conduct** and our **Supplier Code**, we will employ only individuals who are working of their own free will, and we have a zero tolerance approach to child labour, bonded labour or other forms of slavery in any part of our business or their suppliers. The majority of revenues earned by our business is through route-based service activities carried out by full-time employees of the Company and therefore under our direct control. We mandate the highest employment standards in all countries of operation, as outlined in the **Code of Conduct**. Products are sourced from suppliers that are robustly audited before being commissioned (see our **Modern Slavery Statement** for more information). While there is always a risk of modern slavery occurring in areas over which we have less visibility, the Company's Group Risk Committee has concluded that the risk remains low in our immediate lines-of-business after the Terminix acquisition.	No human-rights violations were identified in 2022. We publish a Modern Slavery Statement each year, which is available on our website.	Read more about our Code of Conduct and Supplier Code on page 93.
Anti-corruption and anti-bribery			
	We expect our colleagues to maintain the highest standards of conduct and act with integrity at all times. Anti-bribery and corruption policy and controls are addressed within the **Code of Conduct** and a separate **Anti-Bribery Policy**, and these are reinforced by mandatory online training, reviews and supplier audits, tracking registers, and our ethics reporting system, Speak Up.	c.13,600 Core Corporate Compliance training courses were completed by colleagues in 2022. There were no fines, penalties or settlements for corruption reported in 2022	Read about our Board overseeing governance and compliance on page 93 and 94.

The icons used above correspond to our stakeholder groups as set out on pages **46** and **47**.

Colleagues   Customers   Shareholders   Communities   Suppliers

Responsible Business

At Rentokil Initial, our responsible business focus areas are colleagues and culture, service and innovation, the environment, and communities.

We provide high-quality services for our customers by focusing on the safety, engagement and training of our colleagues, and by developing innovative products and services which are increasingly non-toxic and sustainable. This is underlined through our mission and social purpose: Protecting People, Enhancing Lives and Preserving our Planet.

On 12 October 2022, we completed the transaction to bring together our pest control services with Terminix, predominately in North America, resulting in significantly increased scale. Terminix has very similar areas of responsible business focus including safety, people and customer service. While our overall carbon footprint has therefore increased, there is no change to our transition plans or our commitment to reach net zero carbon emissions from our operations by 2040.



In 2022, we delivered a very high level of colleague safety with a world-class Lost Time Accident rate of 0.39 per 100,000 hours worked; we continued to attract, train and retain great people from the widest possible pool of talent; and made good progress against our environmental plan.

The Terminix acquisition allows us to learn from another large organisation and share best practices which will move the larger, combined Group forward in a way that is both sustainable and responsible, creating value for all stakeholders.

I would like to take this opportunity to thank our colleagues who have supported their communities and local charities in 2022 in line with our social purpose.

Andy Ransom, Chief Executive
Rentokil Initial





Putting others first
The first thing that Rentokil Initial and Terminix delivered as one company was to provide vital support to St Jude Children's Cancer Hospital in Memphis with a donation of $200,000 and to donate a further $25,000 to Second Harvest in Canada.



Colleagues and culture
See pages **50 and 51**



Service and innovation for customers
See pages **52 and 53**



Environment
Including our TCFD report, see pages **54** to **60**



Communities
See pages **61 and 62**

Independent accreditation

We aim to positively engage and support all independent analysis of our ESG activities and continue to receive high relative scores and ratings.

Member of Dow Jones Sustainability Indices Powered by the S&P Global CSA — DJSI Europe Index member. Maintained our strong score of 69% in 2022 (69% 2021).



Moody's — 8th out of 101 companies in our sector and 200th in the overall assessment of all 4,847 companies.

CDP — Maintained our C rating (2021: C).

Sustainalytics — Maintained Low Risk rating. Rated 16th out of 169 companies in Business Services.

MSCI ESG Ratings AA — Our ESG rating in 2022 was unchanged at AA with a score of 7.9 out of 10 for Environment.

FTSE4Good — Member.

Find out more
Further details about our Board engagement can be found in the section 172(1) statement on page **45** and in the Corporate Governance Report on page **88**. Governance and transparency also continue to remain central to our responsible business approach, as set out on page **72**.



Colleagues and culture
A culture of high performance

Health and safety
7.9
Working Days Lost per 100,000 hours worked in 2022 (2021: 8.71)

Training
500+
pieces of learning content developed with c.1.5m content views

Board diversity
33%
of Board members are female

Recruitment
16,000
colleagues registered to use our Careers+ recruitment app to share vacancies

Our Employer of Choice programme is designed to create a workplace where we hire great people in line with our values, provide world-class training and career development, engage and retain them, and provide the best tools to deliver a great customer service.

Following the acquisition of Terminix, we now employ 58,600 colleagues (2021: 46,000) in 91 countries.

To ensure our values best represent the new, combined organisation, in 2022, we engaged with colleagues from Rentokil Initial and Terminix to agree our new shared values.

We continue to survey and take action to enhance the high levels of engagement of our colleagues. Rentokil Initial and Terminix both surveyed colleagues in 2021, and while questions and survey sizes were different, answers to a feeling of personal accomplishment in roles were very positive in both companies. A single, consistent survey will be undertaken in 2023.

Our shared values


Service
We are passionate about delivering excellent service to every customer.


Relationships
We value long-lasting relationships with our colleagues, customers, and the communities in which we operate.


Teamwork
We are One Team – collaborating, supporting, and working together brilliantly.


Responsibility
We all owe a duty of care to each other, our customers, local charities, the communities in which we live and work, and to the planet.



Keeping our colleagues safe

Nothing is more important in Rentokil Initial than ensuring everyone goes home safe at the end of their working day.

Health and safety is the first item on the agenda at every management meeting, including the Executive Leadership Team and Board meetings.

We continue to set very high standards for operational health and safety, achieving a Lost Time Accident (LTA) rate of 0.39 in 2022, with our Working Days Lost (WDL) rate improving

to 7.90 per 100,000 hours worked. Both rates have improved significantly since 2018.

Our key health and safety initiatives in 2022 included:

➔ Site risk assessment app: live now or being rolled out across our markets.

➔ New training programme 'Leading Safely for Managers' was developed in-house. This was deployed to all managers ahead of the peak season with the aim of reducing the risk of accidents.

➔ State-of-the-art vehicle telematics have been implemented in our UK vehicle fleet encouraging smoother, safer, and cleaner driving behaviours. We have commenced a further roll-out in our European operations.

Regrettably, we had three colleague fatalities in 2022, with two resulting from road traffic accidents and one from natural causes.

Our 2022 safety performance including Terminix from 12 October: LTA rate of 0.39 and WDL rate of 7.60. Data and targets will be fully incorporated from January 2023.

Key Performance Indicators	2022	2021	2020	2019	2018
Lost Time Accidents (LTA)[1]	0.39	0.38	0.39	0.53	0.63
Working Days Lost (WDL)[2]	7.90	8.71	8.46	10.99	14.77

1. The LTA rate is calculated as the number of Lost Time Accidents (injuries and illnesses) per 100,000 hours worked.
2. The WDL rate is calculated as the number of working days that colleagues could not work because of Lost Time Accidents (injuries and illnesses) per 100,000 hours worked.

Diversity, equality & inclusion (DE&I)

Rentokil Initial is a diverse organisation by its nature, operating in 91 countries and with 40+ languages. With the integration of Terminix into our business, we will look to build on our combined initiatives to develop our inclusive and diverse workforce.

We strive to ensure that our local businesses reflect and embody the countries, markets and communities in which we operate and to create an environment where everyone's view is heard, everyone's contribution matters, and everyone has equal opportunities to succeed.

Our workplace strategy places even greater emphasis on wider diversity, where everyone regardless of gender identity, race, colour, nationality, age, sexual orientation, physical ability or background, can reach the highest levels based on merit.

Partnering with NeuroLeadership Institute, this training is delivered in two parts, focused firstly on developing inclusive behaviours and enabling our teams to be more inclusive.

  

The second part is focused on identifying unconscious bias in ourselves and how to mitigate and avoid these biases. With more than 50 trainers across the organisation trained in facilitating the course, we have deployed this globally to almost 2,000 senior managers. Delivery of the training course continues to expand in 2023.

The Equity Index 2022/23, produced by Lead 5050, a cross-industry accreditation organisation which uses official data on gender pay gap for more than 10,000 companies and organisations, found that among the FTSE 100, Rentokil Initial was placed 9th overall.

DE&I in Rentokil Initial

- 13,315 (23%) of colleagues are female and 45,277 (77%) are male.
- 45 (29%) of our senior leaders are female and 112 (71%) are male.
- 3 (33%) of our Board directors are female and 6 (66%) are male.
- 33% of colleagues in our senior leaders' succession plans are female. This represents a year on year increase of 7% in our regions and of 12% in our functions.

Investing in our colleagues' careers

Rentokil Initial provides extensive technical training for colleagues and associated career paths, for instance, moving from Level One to Levels Two and Three as a technician, and then on to surveyor and manager.

This year, we held our largest ever training and development festival for colleagues globally, with more than 150 sessions across September covering more than 50 different topics. More than 4,000 colleagues registered and more than 50 sessions were attended by colleagues. Of the colleagues surveyed, 100% said they would consider attending again, with 84% of colleagues rating the festival seven or above out of 10.

In the UK, we employ 250 apprentices and 148 graduates. We have been placed 24th in the Top 100 Apprenticeship Employers for two years running, and have a 99.6 per cent pass rate for the Level 2 Customer Service apprenticeship programme.

During the year, the Company initiated a Global Career Coaching Programme with 71 colleagues volunteering and trained to become career coaches.

U+, our in-house 'university', delivers online courses and face-to-face programmes, as well as compliance and induction programmes. Content is available in more than 30 languages.

Following the introduction of a new platform for U+ in 2022, a total increase of 92,794 training completions were delivered – an increase of 34.5% year on year. Almost 1.5 million pieces of training were completed.

During the year, our in-house team produced more than 500 pieces of content covering topics such as health and safety, customer care, regulation, technical training and sales.

c.**500**
managers completed the 'Leading the RI Way' development programme in 2022

61%
of our new senior leaders (work level 4+) appointed in 2022 were internal appointments

Recruitment and flexible working

Career+ is our app for colleagues to share job vacancies externally on social media and to view roles available across the organisation. More than 16,000 colleagues have registered and are using the app. This will launch in Terminix in Q1 2023.

In Europe, in 2022, we undertook a series of high profile advertising campaigns, including on public transport, to promote our vacancies and online careers portal.

In North America, we have continued to improve our recruitment processes – reducing our time to hire from around 46 days in 2019 to 34.4 days in 2022.

With more colleagues looking for greater flexibility and part-time hours, in 2022 we undertook a number of initiatives.

In the Netherlands, 24% of colleagues work part-time hours, including technicians, customer

care and support staff. 50% of technicians working part-time are on the Company's Senior Scheme – an option to reduce hours from the age of 57, retaining expertise and experience in the business.

In our UK operations, flexible working has opened the door to a new way of working, with 90% of colleagues moving to a flexible working contract whereby they can start or finish their day early or later to suit their needs, subject to customer requirements:

- 87% of UK colleagues opted to work a non-standard (i.e. not 9-5pm) working schedule.
- More than 50% of colleagues were looking to start and finish their working day earlier.
- Colleagues can work fewer hours during a day, week, or month and make up those hours during the following period (or vice versa).







Service and innovation for customers
Leading in innovation and digital

State of Service
95.9%
(2021: 92.9%)

Trustpilot score
90%
5-star reviews for Rentokil and Initial in the UK, from more than 17,000 customer reviews

Customer satisfaction
44.6
strong Net Promoter Score maintained across the Group

PestConnect
c.290,000
units in customer premises, an increase of 24% year on year

Innovation, particularly in Pest Control and Hygiene, is an integral part of our culture, not only to provide our customers with the best products and services possible, but also to ensure our operations are conducted using ever more sustainable methods.

Innovation projects are mainly generated in-house, through our Science and Innovation team or as a result of insights gained from our businesses around the world. Other projects are initiated as a collaboration with external partners, who bring their own specialised expertise to a project. Our partners engage with our scientific and technical teams to turn ideas into new and exciting solutions to meet customer needs now and in the future.

We have an established system in place to enable colleagues from across the business to approach our Marketing & Innovation (M&I) team with innovative concept ideas. The M&I team then works alongside these colleagues to help bring promising proposals to life. We have a strong innovation pipeline with 100% of projects in process being sustainable, non-toxic or digital.







Rentokil

Sustainable

Rentokil Initial offers a range of services and products that support our customers to achieve their own sustainability objectives:



Eradico
Eradico, our new global rodent bait station, has been produced from recycled polymer and can be used with different types of solutions, including our connected products.



Scan me!
Video: Find out more about Eradico

Lumnia
Our innovative Lumnia LED fly control range continues to offer a more energy-efficient alternative to traditional fluorescent tube systems (by c.62%). To date, more than 350,000 Lumnia units have been installed, up by 8% year on year, delivering energy usage and carbon emissions reductions for our customers.



On-Site Servicing
Strict standard operating procedures for the On-Site Servicing (OSS) of our sanitary waste units mitigates the spread of germs and bacteria, in a hygienic and professional way. OSS also has environmental benefits versus a depot-washing of the bins, including: water and electricity savings, and reduced transport CO_2 emissions (in Australia, The Carbon Trust calculated a 24% saving).



Non-toxic

In pest control, before any treatment is considered, we survey the premises and consider barriers, such as proofing and exclusion materials under doors or in gaps next to pipes, that might solve the pest problem. We also have a range of non-toxic solutions, such as the use of heat treatments, rather than traditional chemicals, for the control of pests.

Flexi Armour
2022 has seen the launch of Flexi Armour, a range of rodent-proofing barrier products. This innovation enables our technicians to seal gaps with resilient resin, allowing the expansion joints to continue to flex while stopping rodents from gaining access.

Entotherm heat treatment
A chemical-free method of pest control that is effective through the targeted application of heat against most types of pest insects, such as bed bugs, cockroaches and wood-boring insects. It eliminates the different life stages of insects (egg, larva and adult) in just one treatment.

Please see page 54 for further information.



Digital

Rentokil Initial uses digital technology to set new standards in the protection of people from the risks of pest-borne disease and illness. This is a subscription service for commercial customers such as food producers.

PestConnect

Operates inside customer premises to offer 24/7 monitoring and therefore more effective control of rodents; saving customers time and money dealing with costly infestations. To date, 290,000 units have been installed in customer premises, a 24% increase year on year. PestConnect has reduced the use of rodenticide at Tesco stores and warehouses by c.40%.





Command Centre

Brings together the data from our PestConnect devices in the field. In 2022, our robust digital network carried 325 million status messages from devices in the field. Cloud-based data storage and our own visualisation tools ensure that we can support customers with the highest standard of pest control data analysis. During the year, we also piloted the use of digital camera technology and AI recognition software to remotely monitor rodent activity.

Rentokil
MISSION SUSTAINABLE

In 2022, we developed Mission Sustainable – our creative platform to talk to our customers worldwide about our environmental commitments delivered through our operations and services. This includes five core pledges where we will demonstrate how we are on a journey to find better ways to protect people, enhance lives and preserve our planet in line with our mission:

- **Embrace more non-toxic solutions** – to find better ways to prevent, detect and target infestations, using non-toxic treatments wherever possible.
- **Make a difference with every innovation** – to deliver our services and design every new innovation we bring to market with sustainability firmly in mind.

- **Live, breathe and act sustainably** – to look at all aspects of our operations, workplaces and supply chain, working with our people to build a culture of sustainability, proactively taking measures to reduce our emissions.
- **Reduce, reuse, recycle** – to measure and reduce the waste we generate that goes to landfill and incineration to zero, while increasing the use of recycled materials in our products and across our operations.
- **Partner to preserve the planet** – to build long-term partnerships that support greater biodiversity and positively benefit the environment for future generations.

Mission Sustainable will roll out in 2023, with each country or region having specific proof points and initiatives.

84%
of food retailers say it is important for a pest control provider to offer sustainable solutions

78%
of food processing/manufacturing firms say it is important for a pest control provider to offer sustainable solutions

Source: Rentokil Commercial Business Pest Control Research



Environment
Our journey to net zero

Emissions
12.5%
reduction in our five-year emissions index

Emissions target
9.6%
towards our 20% target for emissions efficiency by end of 2025

Fleet transition
c.5%
of our UK & European vehicles are ultra low emission

Paper sourcing
c.96%
of Hygiene paper from sustainable sources (target: 90% by end of 2022)



Sustainable solutions

 Chemicals

 Consumables

 Hardware

Chemicals

In pest control, the use of chemicals is not our first thought. Before any treatment is considered we survey the premises and consider barriers, such as proofing and exclusion materials under doors or in gaps next to pipes that might solve the pest problem. We then have a range of non-toxic or sustainable solutions, such as the use of heat treatments, rather than traditional chemicals, for the control of bed bugs and insects.

In 2022, we continued to evaluate alternatives for the chemicals used in fumigations, while ensuring quality of service is maintained. Regional reduction paths have been agreed across the Group. These changes are dependent upon local regulations regarding fumigation treatments and we shall continue to work with local authorities in this area. We have committed to a 70% reduction in emissions from fumigations by 2030.

Our strategy is based around the three Rs: Replace, to always use non-chemical methods such as heat treatment wherever possible; Reduce, minimising the space required to be treated and improving monitoring; and Recapture, using experimental setups and filtration trials.



Rodenticide reduction
In Sweden, we have implemented a rodenticide reduction project. Since 2019, annual rodenticide use has decreased from around 1,500 kg to less than 500kg in 2022.



Soap reformulation
Following 12 months of reformulation work, our washroom soap range is Ecolabel, Halal and Vegan certified to meet the varying needs of customers.

Consumables

We continue to work towards our goal of all hygiene paper products holding recognised environmental accreditations (FSC for virgin fibre, EU Flower or equivalent for recycled) by 2025. Having set a target of +90% by the end of 2022, we are pleased to confirm that we reached c.96% by the year end.

Hardware

In addition to reducing the emissions and waste produced by our operations, our industry-leading centre for science and innovation, the Power Centre, has 100% of projects within the innovation pipeline as sustainable. We focus on three main areas: non-toxic, sustainable and digital.



Eradico
Eradico is an industry-leading solution that is sustainable and secure, and can be used together with a variety of traps, non-toxic and digital solutions. When used with bait, Eradico minimises the risk of non-target animals coming into contact with the rodenticide, while attracting rodents inside.

100%
Eradico is made from 100% recycled polymer

Fumigation-derived CO_2e emissions
Around the world, several of our operations provide customers with fumigation services that use sulphuryl fluoride (SF) as the fumigant. This is broadly split into two parts:

→ **Biosecurity** – quarantine fumigation of items such as machinery being shipped internationally. The use of SF is specified as a treatment by some destination countries to prevent the spread of invasive pests, ensuring the biosecurity of the country of entry and is an essential service to support international trade.

→ **Buildings** – the treatment of buildings in Europe, the USA, Caribbean and Pacific regions for termites to prevent structural damage, or for the control of pests in food processing facilities, such as mills, to prevent the damage and contamination of food products.

Terminix provides similar fumigation services in North America, which we will measure and report alongside our own figures.

Rentokil Initial targets a 70% reduction in fumigation-related CO_2 equivalent emissions by the end of 2030 and continues to target the full transition to net zero by 2040.

There is no change in these targets as a result of the Terminix acquisition.

We continue to evaluate alternative fumigation products and seek country registration. One highly effective alternative under trial offers a significant reduction in CO_2e emissions compared with traditional fumigation products.

Trials and the process for country registrations will continue in 2023, however, we recognise that the process to achieve full product approval, for each market, can take several years.

We are also introducing new ways to reduce the level of fumigation gas required in buildings, for instance, using industrial balloons which reduce the space required to be fumigated.



 Waste

 Mobility

 Supply chain

Sustainable operations

Waste

Rentokil Initial is committed to reducing the environmental impact from waste, including the waste collected from customers through its hygiene washroom operations.

During 2022, 75% of waste from our European operations was disposed of via sustainable means, in line with the European Waste Codes. We continue to work to improve our data collection around our waste disposal across the Group.

In 2022, following successful field trials, we have switched from using virgin plastic bin liners in all our Hygiene units to an alternative produced with 47.5% recycled material. We estimate this will save around 2 tonnes of virgin plastic annually. A further 0.5 tonnes of plastic waste will be removed from landfill as we change the packaging of our Reflection dispenser range to being produced using only 100% recyclable tissue paper.

In France, we have been refurbishing washroom hygiene units with a dedicated team and workshop in place since 2017. Around 43,000 devices have been refurbished to date.

We have also established a Sustainability Forum on Plastics to monitor our usage of virgin plastics and initiate proposals to reduce our consumption. As an example, we have switched to using 30% recycled plastic in all medical waste bags. This change means we are certified by RecyClass and, we estimate, saves 80 tonnes of virgin plastic annually.



Uruguay
In Uruguay, 30% of the fleet is now composed of ULEVs, demonstrating a commitment at an operational level to deliver our plan.

Mobility

The implementation of our strategy to transition our current fleet of vehicles to ultra-low emissions vehicles (ULEVs) by 2040 is continuing to gain momentum, with 397 ultra-low emissions vehicles and 1,250 hybrid vehicles in our fleet in 2022. In the UK and Europe, c.5% of our fleet is ULEVs.

We are on track against our target to achieve 10% of our fleet to be ULEVs in the UK and Europe by 2025, but we recognise that a lack of electric charging infrastructure in some countries, as well as a limited choice of large

ultra-low emissions vans currently on the market, may slow the transition in some markets. Terminix and Rentokil Initial have similar types of vehicles and there is no change in the transition plan. In 2022, a new fleet provider was appointed for the combined business in the USA (see page 87).

Our primary focus is evaluating and selecting the lowest CO_2e vehicle option based on providing the right-sized vehicle and optimum mileage requirements to provide our services. This includes electric vehicles, plug-in hybrids and then, where technology is not readily available, non-plug-in hybrid products will be used.

We now have a range of ULEVs across our fleet including electric vehicles, plug-in hybrid EVs, non-plug-in hybrids, e-motorbikes, hybrid motor bikes and e-trikes. In 2022, all new sedan and SUV replacements for our North America operations will now be hybrid or electric vehicles.

A state-of-the-art vehicle telematic system has been implemented in 1,700 of our vehicles in the UK, providing insight on route planning and driver behaviours, supporting both safety and the environment. Established metrics provide the opportunity to recognise and reward colleague performance, through monthly incentive schemes.

Supply chain

The Company's supply strategy is focused on sustainability, and in ensuring that our suppliers share our values and commitments to high ESG standards. Our updated Supplier Code expands the remit of the Environmental section to include new sections on: quality of products or services, zero tolerance of tax evasion and protecting personal data. The Supplier Code is available in 18 languages on our website and is applicable to all suppliers. Major sourcing decisions now have a sustainability element; for instance, calculating air, sea or road freight transport impact to destination.

In all sourcing decisions, compliance with Rentokil Initial ESG standards for a responsible and sustainable business approach is used as a go/no-go gate rather than as a weighting factor for decision-making. In given situations, supplier contracts will be terminated where a supplier refuses to implement any remedial action identified by the Company. All major supply contracts include a clause requiring compliance with the Supplier Code and specific clauses on bribery, corruption and modern slavery. Supplier audits are undertaken as set out in our Modern Slavery Statement, which is available on our website. The environmental impact of sourcing options is included in the criteria for the evaluation of alternatives for the global supply of products.

Global ULEVs in fleet



2020
75

2021
177

2022
397



 Properties

 Culture

Sustainable workplace

Properties

Our approach to reducing our emissions from purchased electricity is to introduce green energy or renewable tariffs for our owned buildings, with the focus on our top 20 countries. Renewable energy contracts in the UK, Italy and the Pacific region have reduced our carbon footprint by 1,737 tonnes in 2022.

In countries where renewable opportunities are extremely limited, due to energy supply arrangements and/or cost, our short-term focus is on reducing energy consumption through on-site options such as solar.

As well as focusing on energy efficiency at our larger facilities, we are also prioritising energy savings that we can make at a local level. These include installation of LED lighting in branches and warehouses, and new systems to switch off lights, heating, and air conditioning, with motion-sensors to switch off automatically.



LED lighting
Nine countries in Latin America and the Caribbean have LED installation over 90% complete.

Culture

We recognise that our ambitious net zero target can only be achieved if our colleagues are engaged and fully involved.

Questions around our environmental activities are included in our Your Voice Counts all-colleague survey, giving us a better understanding of the views of our colleagues on our commitments and efforts towards our climate targets. In the most recent survey, these questions found that among our colleagues, 85% agreed that the Company is making the right decisions to ensure we operate as an environmentally friendly business.



EcoVadis certificate
Thirteen of our businesses hold an EcoVadis certificate. Ambius in France holds Platinum accreditation.

Responsible Business
continued

Our Task Force on Climate-related Financial Disclosures (TCFD) report 2022

The journey to net zero emissions is not only the right thing to do for society, but it is also the right thing for our business. Our stakeholders, particularly our colleagues, support our environmental ambitions.

Over the past decade, we have met our targets for 10% (2011–15) and further 20% (2016–19) carbon efficiency improvements and, in 2020, we committed to achieving net zero emissions from our operations by the end of 2040.

The Task Force on Climate-related Financial Disclosures (TCFD) recommendations set an important framework for understanding and analysing climate-related risks, and we are committed to regular, transparent reporting to help communicate and track our progress.

The information set out on pages 56 to 60 aims to provide key climate-related information and cross-references to where additional information can be found.

In this context, we have considered our 'comply or explain' obligation under the UK's Financial Conduct Authority's Listing Rules, and confirm that we have made disclosures consistent with the TCFD recommendations, and we have included these disclosures in this report on the pages set out below.

In 2022, we have reinforced our governance around environmental and climate-related risks and opportunities. The Environment Steering Team is now made up of the Executive Leadership Team as well as Workstream Leaders, which meets at least twice per year.

Our focus is to implement, embed and track progress at an operational level in each country against our plan to achieve net zero by the end of 2040.

During the year, we acquired 52 small, local acquisitions, and we completed the transaction to bring together our pest control operations with Terminix, predominantly in North America. This has increased our absolute carbon footprint but does not change our 2040 net zero target. We recognise that with such an increase in our operational footprint that this is a stretching target, but we believe it is the right thing to do.

TCFD index

1 Governance

Describe the Board's oversight of climate-related risks and opportunities.
– Risk Management, page 68
– Governance, page 81 and 82
– Audit Committee Report, pages 98 and 100

Describe management's role in assessing and managing climate-related risks and opportunities.
– Governance, page 89
– Audit Committee Report, page 98
– Our Strategic Priorities, page 21

2 Strategy

Describe the climate-related risks and opportunities the organisation has identified.
– TCFD, pages 56 to 60

Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy and financial planning.
– TCFD, pages 58 and 59
– Risk Management, page 68
– Audit Committee report, page 98

Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.
– Strategy, page 58

3 Risk Management

Describe the organisation's processes for identifying and assessing climate-related risks.
– TCFD, pages 56 to 60
– Risk Management, page 68

Describe the organisation's processes for managing climate-related risks.
– Risk Management, page 68
– Governance, page 89
– Audit Committee Report, page 98
– TCFD, pages 56 and 60

Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation's overall risk management.
– Risk Management, page 68

4 Metrics and targets

Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.
– Metrics and targets, page 60

Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 GHG emissions, and the related risks.
– Metrics and targets, page 60

Describe the targets used by the organisation to manage climate-related risks and opportunities, and performance against targets.
– Our transition to net zero, page 59
– Our Strategic Priorities, page 21

1 2 3 4

Governance

The Board has responsibility for oversight of the long-term climate change strategy of the Group, including considering climate-related issues, investments, opportunities and risks.

Safety, Health and Environment remains a core component on every Board agenda.

In addition, the Board holds separate sessions to challenge and analyse different aspects of our plan and actions being taken, including our progress towards net zero through the transition to ultra-low emission vehicles and implementing new more sustainable services.

Our Chief Executive has overall responsibility for environmental, social and governance (ESG) matters and our operationally focused response to the risks and opportunities of

climate change. Responsibility for the delivery of our climate change plans is integrated into roles and responsibilities of senior managers, including: marketing & innovation, supply chain, procurement, and, in particular, our country and regional leadership teams.

Our regions have developed sustainability initiatives in line with our overall net zero target. The Chief Executive's monthly performance reviews with each region includes progress against their sustainability plans.

The Group's Executive Leadership Team (ELT) and Group Leadership Forum (GLF) meetings have Environment as the third item on the agenda (following Safety and People). The vehicle emissions intensity for our 20 largest operations are presented to the ELT and GLF.

This tracks the vehicle fuel efficiency performance for each country against the prior year, per thousand litres of fuel used, per million of revenue in local currency.

In 2022, we began to develop our new environment reporting system for a phased roll-out in 2023, starting with fuel and energy.

The system will be consistent in our branches, countries and regions – supporting our branch up approach and ensuring the business is well placed to meet future regulatory requirements.

Our Group Risk Committee considers the risk framework, including key and emerging risks. This Committee sits within our governance framework as set out on pages 64 and 80. Copies of the minutes of the Group Risk Committee are provided to the Audit Committee.

Our Corporate Compliance curriculum is mandatory training for all managers within 60 days of hire, or promotion to WL3. This includes Code of Conduct training, which reinforces the Company's commitments and responsibilities.

Executive reward is linked to our environmental, social and governance priorities through the performance share plan awards, which are measured against seven performance conditions including: Sales and Service colleague retention, customer satisfaction, and vehicle fuel intensity.

To support the implementation of our environmental plan we have created working parties around some of the key areas of our approach, including:

- **Global Sustainability Mobility Forum** – meets bi-annually, with global colleagues engaged on case study sharing of best practice, providing updates on electric vehicle readiness and product deployment strategies; and
- **Sustainability Forum for Plastics** – a Company-wide body working to develop and implement plans to reduce the usage of virgin plastic products throughout our business; it shares ideas and knowledge both internally and with suppliers to encourage them to reduce their own plastic consumption.

Engagement with our key stakeholders, particularly colleagues, customers, suppliers, shareholders and analysts, about our environmental plan, progress and targets, continued throughout 2022 and we welcome opportunities to discuss and review.

For more details on our Governance Framework, see pages 80 to 82, including the Board's oversight of sustainability throughout 2022.

1 2 3 4

Strategy

In 2020, we developed a business-wide operational approach to climate-related environmental sustainability and 2022 has seen us continue the execution of our ambitious plan. This is fully aligned with our business strategy and operations, has clear deliverables, and is one of the ways in which we deliver with impact our social purpose of Protecting People, Enhancing Lives and Preserving our Planet.

We believe that our goal to be at net zero emissions from all our operations by the end of 2040 is a bold and stretching target, particularly given the recent Terminix acquisition. However, encouragingly, the Terminix business has similar services, properties and fleet makeup and so does not change our environmental goal.

Our plan, which is being delivered through our country operations, is built on three pillars: Sustainable solutions, Sustainable operations and Sustainable workplace, underpinned by eight workstreams, with specific actions and individual short to medium-term targets.

In developing the plan and associated targets, we took account of potential risks and opportunities such as changing customer and societal expectations for non-toxic and more sustainable services, and additional city charging zones. Hence the development of the Chemicals, Consumables, Hardware and Mobility workstreams within our plan, outlined below, in particular.

We recognise that the successful execution of this plan may minimise future risks. Our plan is supported by a robust commitment to stakeholder engagement.

See pages 65 to 69 for more details on principal risks which outline the impact of climate-related risks: failure to grow our business profitably in a changing macroeconomic environment and failure to develop products and services that are tailored and relevant to local markets and market conditions (transitional risk); and failure to ensure business continuity in case of a material incident (physical risk).

See our Viability Statement on page 70 which addresses the impact of climate change on the business model, and page 149 for the consideration of climate change in the context of the financial statements.

See page 98 for the consideration of climate risks and reporting by the Audit Committee, which acknowledges the physical impact of climate change, and page 100 which notes that management expressly considered the new guidance issued by the FRC in July 2022 entitled 'CRR Thematic review of TCFD disclosures and climate in the financial statements'.


Local and regional activities
North America
Europe (incl. LATAM)
UK & Sub-Saharan Africa
Asia & MENAT
Pacific
Sustainable solutions
Chemicals
Consumables
Hardware
Sustainable operations
Waste
Mobility
Supply chain
Sustainable workplace
Properties
Culture
Creating value for our stakeholders:
Colleagues
Customers
Shareholders
Communities
Suppliers
Overarching long-term goal:
Rentokil Initial will have net zero carbon emissions from its operations by the end of 2040

Activity specific to individual territories but all supporting the overarching goal	Executed throughout all global operations	Three areas of specific action, supported by targets (see page 59)	Eight workstreams – managing risks and opportunities with the local operations

Responsible Business
continued

Climate-related risk management

Climate-related risks are identified and analysed by our operational and functional teams. For example, our supply chain and procurement teams identify risks relating to the resilience of supply and access to materials, while our country and product regulatory teams identify risks related to new laws and regulations.

Risks and opportunities are discussed at the relevant Boards – Category Boards, as well as the Executive Leadership Team and the Board of Directors. Annually, we update the Audit Committee on any changes in the assessment of climate change, physical, societal, or legislative impacts on the assets and trading of the Group.

Physical risks

- ➔ The Company has a very disaggregated customer base, both geographically and across many sectors, with low average contract values. Therefore, we are not exposed to significant climate change risks in our customer base over the short to medium term.

- ➔ We do not see a material risk in the types of inventory we use being impacted by climate change physical events. There is a risk that storage of our physical inventories could be impacted; however, the vast majority of stock holding locations are small and immaterial. Stocks typically are held locally, close to technicians who use the stocks.

- ➔ The Group's cost base is predominantly colleague-based and not dependent on significant assets (e.g. large manufacturing plants) or complicated supply chains.

- ➔ Most of the assets used for generating revenue (equipment for rental) are low value assets from a few pounds each up to a few hundred pounds. The geographical spread of these assets means that we do not face the risk of physical events, such as floods or wildfires, destroying material value assets. Physical risks are unlikely to result in a material risk to asset valuation at a Group level due to distribution of properties across the globe.



Note: Short-term is up to three years; medium-term is four to 10 years; long-term is 10 years plus.

In 2021, we commissioned specialist organisation, Verisk Maplecroft, to conduct an assessment to help the Company to understand different scenario analyses, based on two material Metropolitan Statistical Areas in the USA (New York and Los Angeles). This included specific reviews of each of the 33 facilities located within them.

This study adopted a data-driven approach to identify and analyse the most material physical climate risks facing our operations in the two areas and how those risks may manifest differently under three emissions scenarios through to 2100. The physical risk survey was conducted across 16 climate risk areas, both acute and chronic.

- ➔ Acute risks are typically high magnitude/severity events that occur over a short period of time.

- ➔ Chronic hazards are those that typically occur over a prolonged period of time.

The study identified risks and how those risks may manifest differently under emissions scenarios to 2045 (representing average conditions projected for 2031–2060): RCP2.6, RCP4.5 and RCP8.5. These RCPs (representative concentration pathways) represent three potential trajectories of global emissions set by the IPCC. The pathways describe different climate futures.

The results reinforced that the risk to the wider business was localised, with most properties and customer bases not being at direct risk. It found that the majority of risk, such as the increased threat of heat stress, would fall on colleagues, and will require the Company to provide mitigations in support of colleagues in the field.

Such mitigation measures are already in place in those areas we operate that are already at risk of extreme weather events. For example, our colleagues in the Middle East are scheduled not to work between noon and 2pm during summer months, and in Australia we have issued workwear uniforms made of lighter weight fabrics with specialist cooling technology.

The conclusions have supported the Group in preparing similar measures that could be introduced elsewhere across the globe as required.

Our analysis and conclusions remain current for this reporting period and materiality is unchanged.

In addition to this external study, an internal climate change report analysing the potential risks to the wider Company was produced in 2021. This study found minimal to moderate risk to the Company as an ongoing venture, with any potential effects having little disruption to our global operations.

Transition risks

- ➔ Our transition risks include the possibility of increased or changing legislation around the effects of climate change, in the fields of worker safety, vehicle usage and property maintenance. Rentokil Initial will continue to monitor any such changes to ensure we continue to remain fully compliant with all local, regional and national regulations. It is possible that over time legislative (e.g. carbon pricing) or societal changes will impact our customers and the sectors that they operate in.

- ➔ The fleet of vehicles we have today are typically internal combustion engine-powered. We have begun to transition to ULEVs in several countries and good progress has been made, with the number of ULEVs up to 397 in 2022 (2021: 177). In the UK and Europe, c.5% of our fleet is ULEVs. If we were to move fully to ULEVs today, this would have an impact on cost and productivity; however, our fleet lease commitments are relatively short term, meaning we have a decade for vehicle technology to develop in order to solve current challenges.



Overall, our analysis demonstrates that the Group is not materially exposed to climate change events in the short to medium term, due to its disaggregated nature, including following the acquisition of Terminix. Longer term risks require further analysis as data becomes available.

The Group has a plan to get to net zero emissions by 2040. Our steps to achieve net zero emissions are stretching, but we believe they are achievable within the timelines with no material adverse impacts on assets, liabilities, or profitability and cash flow over time.

For more details on strategy and the consideration of risk, please see page 57.

Climate-related opportunities

Rentokil Initial continues to develop non-toxic and sustainable solutions such as RADAR for rodent control and Lumnia for flying insect control. We see the opportunity to differentiate our services as sustainable pest control and hygiene and wellbeing services will become of greater importance to customers of all sizes.

As the global leader in pest control and hygiene and wellbeing services, there are also opportunities which may arise from the changes occurring with a warming planet.

- ➔ Increasing urbanisation and the proximity to pests will likely increase demand for our services.

- ➔ Longer, warmer breeding seasons will be advantageous to insects and rodents, and warmer temperatures in winter will likely also see lower pest mortality rates.

- ➔ We are already seeing insects move into regions they have previously not had a presence because of the changing environment.

The University of Hawaii has identified climate change as a major threat to global health security. On top of increasing global urbanisation and mobility, climate change provides more opportunities for emerging diseases and new infections to spread. The study concluded that the effects of climate change are making more than half of infectious diseases worse.

Greater floods and increasing temperatures provide ideal conditions for the propagation of insects, with studies predicting disease-carrying mosquitoes will continue to spread if global emissions do not fall. This spread has already led to appearances of dengue fever in the highlands of Africa, Asia, and Latin America, where it had previously been unseen.

In the US, VDCI, our vector control company, supports public sector mosquito abatement programmes. VDCI is also a leading provider of emergency response mosquito control services after major flood events or increased mosquito-borne disease activity.

In its review of the public health impact in 2022, it found that West Nile continues to be the deadliest mosquito-borne disease in the continental US. First reported in 1999, the virus is now considered endemic by public health authorities in most areas (2022 USA: 1,035 human cases; 79 deaths).

At our UK-based innovation centre, we have introduced a blood room to house our mosquitoes and build our insight into this opportunity. We currently have Anopheles gambiae, Culex quinquefasciatus and Aedes aegypti. These represent the three genera which are of public health interest, with Aedes and Culex mosquitoes representing of more importance to us as they're more suited to urban environments. A new innovation centre will be opened in the US in 2023, focused on residential pest control and termite control.

We are at the forefront of mitigating the effect of pests across the globe, supporting our customers and local communities to minimise the impacts on their businesses and public health, a position that will only be strengthened with the integration of Terminix.



Environmental accreditation
By the end of 2023, critical suppliers will have environmental accreditation such as ISO 14001, EcoVadis, or our own environmental accreditation (particularly in some markets such as Asia where external accreditation is limited). To achieve our entry level (bronze), suppliers must have an environmental policy, comply with local environmental requirements and have defined targets for improvement.

Net zero transition plan

Our pathway to net zero by the end of 2040 is built around three core pillars and eight workstreams, with climate-related milestone targets in 2025 and 2030.

Key elements of the plan include our transition to a low-emission fleet, the reduction in our energy emissions through the transition to renewable property electricity, and reduction in emissions from the use of chemicals, each of which are under way and detailed in this report.

We have owned the Terminix business since 12 October 2022 and it will be incorporated into our net zero transition plans. We will measure our combined footprint and provide details in our 2023 Annual Report. We provide separate guidance on Terminix's emissions on page 60.

Illustration: Journey to net zero – fumigation, vehicles and energy



Transition plans under way in countries

First renewable energy contracts introduced

Strong support from colleagues for our new environment plan

52 bolt-on acquisitions with £146.6m revenues

New environment management system to be introduced

Terminix integrated into our transition plan and reporting

Target: 90% of properties using renewable energy

Target: 100% EU and UK fleet to be ULEVs

Target: c.70% reduction emissions from fumigation

net zero

2020 — Net zero by 2040 target established

New emissions intensity target – 20% reduction by the end of 2025

2021

2022 — Good progress. Emissions intensity reduced by 9.6% against 20% target by the end of 2025 target

Good progress – fleet transition in UK and Europe; more sustainable fumigation service trials underway

Acquisition of Terminix with c.$2bn revenues and 52 bolt-on acquisitions

No change to 2040 net zero target

2023

2025 — Target: Reduce our emissions intensity by 20% by the end of 2025

Target: 10% Europe & UK fleet to be ULEVs

2030

2040 — Target: 100% fleet is ULEVs. US completes roll-out

Target: Net zero operations

Any residual emissions are offset

(1)(2)(3)(**4**)

Climate-related metrics and targets

Rentokil Initial has published its emissions data for 18 years and continues to improve the quality and range of its environmental reporting.

Our GHG emissions are derived from the use of energy in our properties and vehicles and through the use of chemicals in pest-related fumigation projects. Our absolute values of tonnes of CO_2e are reported in line with the GHG Protocol Corporate Accounting and Reporting standard (revised edition), using UK government conversion factors for GHG reporting and International Energy Agency conversion factors for non-UK electricity.

We first set an emissions target in 2012 of a 10% reduction in our emissions intensity index by 2016, which was achieved in 2015. Then, using 2015 data as the baseline, we set a five-year emissions target to achieve a 20% reduction in this intensity index by the end of 2020, which we achieved a year early.

In 2020, we set a new target to improve the emissions intensity index by a further 20% by the end of 2025 (using 2019 data as the baseline). As of the end of 2022, we had improved by 9.6% towards this target, factoring in the increase in absolute emissions following the integration of Terminix.

Over five years, our emissions efficiency shows a 12.52% improvement.

Index of (CO_2e) emissions per £m revenue

Five-year intensity index	**2022**	2021	2020	2019	2018
	87.48	92.27	92.61	101.13	100

Index of CO_2e emissions is calculated as an index of kilogrammes per £m revenue on a CER basis, providing an accurate like-for-like performance comparison, removing the variables of currency, divestments and acquisitions.

Rentokil Initial
(excluding Terminix, including bolt-on M&A)

Absolute values of energy and fuel derived emissions – tonnes of CO_2e

Type of scope	**2022**	2021	2020	2019	2018
Total Scope 1	**200,102**	184,438	170,655	176,599	160,024
Total Scope 2	**16,655**	15,664	15,665	17,375	16,667
Total Scope 3	**52,254**	48,280	43,265	44,091	40,259
Total outside scope	**7,312**	7,299	5,787	5,122	5,238
Total – all scopes and outside scopes (Location-based)	**276,323**	255,681	235,372	243,187	222,188
Total Scope 2 Market-based emission reduction	**(1,737)**	(1,292)	–	–	–
Total – all scopes and outside scopes (Market-based)	**274,586**	254,389	235,372	243,187	222,188

Scope 1 – emissions from our vehicles and the operation of our facilities, with the majority of emissions derived from the use of petrol and diesel across our fleet, with a small amount of gas, fuel oil, LPG and aviation fuels.

Scope 2 – emissions derived from the purchase of electricity. This has been split between Location- and Market-based to account for those operations switching to green and renewable tariffs. Slight changes to prior-year figures are due to updates in the IEA conversion factors.

Scope 3 – includes emissions in relation to our properties and vehicles, Transmission & Distribution, and Well-to-Tank (WTT). Slight changes to prior-year figures are due to updates in the International Energy Agency (IEA) conversion factors.

Total outside scope – biogenic emissions.

Total – all scopes and outside scopes – consolidation of all the above scopes with no emissions deducted for renewables, to allow for direct comparisons across the five years.

Market-based emissions (deductions) – emissions deducted under the renewable electricity contracts we have implemented in the UK, Italy, Australia and New Zealand.

Absolute emissions in 2022 from Scope 1 & 2 were 216,757 tonnes CO_2e, with the UK constituting 8.0%.

Terminix

Absolute values of energy and fuel derived emissions – tonnes of CO_2e

Type of scope	**2022**	Q4 2022 (acquired 12/10/22)
Total Scope 1	**95,708**	19,609
Total Scope 2	**5,728**	1,263
Total Scope 3	**27,152**	5,564
Total outside scope	**3,597**	736
Total – all scopes and outside scopes (Location-based)	**132,185**	27,172

Scope 1 – emissions from Terminix's vehicles and the operation of their facilities, with the majority of emissions derived from the use of petrol across their fleet, with a small amount of gas, propane and diesel.

Scope 2 – emissions are derived from the purchase of electricity.

Scope 3 – includes emissions in relation to their properties and vehicles, Transmission & Distribution, and WTT.

As Terminix was acquired on the 12 October 2022, the month of October was split evenly across its 31 days, with the 20 days post-acquisition being included with the full months of November and December. For those emissions sources where monthly data was not available (gas, propane and electricity) the annual figure was split evenly across the 12 months, with the same method as above being subsequently applied to October.

Some facilities, representing less than 5% of Terminix locations, did not have complete data available and as such are omitted from the figures above. We will look to including these locations in our reporting as we integrate Terminix into our existing reporting systems.

Rentokil Initial: UK and global energy consumption

Since 2018, we have also reported our energy consumption and the UK operations' percentage. In 2022, global energy consumption was 932,185 MWh, with the UK representing 8.2%.

Energy MWh	**2022**		2021		2020	
Source of energy	**Group**	**UK and offshore**	Group	UK and offshore	Group	UK and offshore
Direct GHG emissions	**878,055**	**71,800**	811,963	77,601	744,402	82,350
Indirect GHG emissions	**54,130**	**4,903**	47,236	5,377	47,366	4,194
Totals	**932,185**	**76,703**	859,199	82,978	791,768	86,544

Our total energy consumption is calculated using electricity purchased (MWh) and fuel volumes converted to MWh using the UK government GHG conversion factors for company reporting. Direct GHG emissions relate to the combustion of fuel and the operation of any facility. Indirect GHG emissions relate to the purchase of electricity, heat, steam or cooling.

The table above represents energy consumption within Rentokil Initial, exclusive of the new Terminix acquisition. Energy consumption from Terminix post-acquisition amounts to 90,314 MWh; all energy is related to North America.

Fumigation services

Around the world, some of our operations provide customers with fumigation services that use sulfuryl fluoride (SF) as the fumigant. The use of SF is specified as a treatment by some destination countries to prevent the spread of invasive pests, and also in the treatment of termites to prevent structural damage to buildings. This accounts for a small percentage of our revenues and we are committed to finding alternative, more sustainable solutions, in line with our net zero by 2040 target (see pages 54 and 59).

Emissions equivalent from the use of SF were 919,184 tonnes in 2022 (2021: 792,744; 2020: 814,700; 2019: 548,449). This increase was due to continuing growth in customer demand, as well as new acquisitions in this sector. We nonetheless remain committed to our reduction strategy and continue to use fumigation treatments only when alternative solutions are unavailable.

Terminix also provides similar fumigation services in North America. Emissions equivalent from the period post-acquisition from the use of SF were 107,941 tonnes, with a total of 612,261 tonnes across the whole of 2022.



Communities
Living our values

Total charitable donations
£998,000
(2021: £361,000), excludes donations in kind

UNICEF Ukraine Appeal
£100,000
Supporting families

RI Cares
£444,000
Matching colleagues' own charitable efforts, local communities and disaster relief

Our approach to charitable and community support is in line with our core social purpose – to Protect People, Enhance Lives and Preserve our Planet. We also aim to make a meaningful contribution to the local economy and to support communities where we operate.

In 2022, we were proud to see the ongoing efforts of our colleagues, demonstrating our values and culture in support of their local communities and charities.

Rentokil Initial Cares (RI Cares) is our charitable and community programme which works alongside colleagues' own efforts locally, as well as national and global initiatives. It supports charities and good causes which have a significant impact in many parts of the world, such as protecting families from the threat of malaria in Africa (Malaria No More UK) and reducing deforestation in the Pacific and Peru (Cool Earth).

This innovative programme was launched in 2019 and uses the Company's unclaimed shares and dividends to support our partner charities with a network of local ambassadors coordinating and championing the programme.

In 2021, we committed to a donation of £10 to Cool Earth for each shareholder that went paperless during the year. A total of 314 shareholders have indeed chosen to go paperless in 2022 and therefore we will be making a donation of £3,140 to Cool Earth on their behalf.

Terminix continued to support local and national programmes across the US in 2022, promoting education, the environment and organisations serving vulnerable populations through its Terminix Cares foundation.

Long-standing partners include: Habitat for Humanity, Junior Achievement, Audubon Nature Institute, National Civil Rights Museum, Operation Standdown, the Make-A-Wish Foundation and the American Red Cross.

On the day of completion of the Terminix acquisition, colleagues across North America attended celebratory branch meetings to be briefed about the deal. As part of this, rather than provide branded items to colleagues, the Company announced donations of $200,000 to St. Jude Children's Cancer Hospital in Memphis and $25,000 to Second Harvest in Canada – meaning the first action taken by the merged companies was to help others. The response from colleagues was outstanding.

In 2022, Rentokil Initial donated £998,000 to charities and good causes (2021: £361,000).

Beyond our key charity partnerships, over the past three years, we have supported colleagues in those countries badly impacted by COVID-19 without significant governmental support available.

In 2020, we established the COVID Colleague Emergency Support Fund. This was created using funds from RI Cares alongside a salary waiver by the Chief Executive of 65% of his Q2 2020 salary together with salary or Director's fees waivers by several of the Board and a number of senior managers.

A total of c.£450,000 was raised with c.£174,000 donated in 2020 and c.£200,000 in 2021 to address the hardship of colleagues, principally in South Africa, India, Indonesia and Vietnam. In 2022, we donated the final monies to establish a literacy programme for 3,000 technicians in India.



The continuation of our partnership with Cool Earth, helping to support communities in the rainforests of Papua New Guinea, Cameroon, Mozambique and Peru, to protect 42,000 hectares of land containing 21,625,920 trees, storing more than eight million tonnes of carbon.



We were a founding platinum supporter of The Queen's Green Canopy, a campaign that successfully planted more than one million trees across the UK.



Source: UNICEF/UN0598146/Velixar

Following the start of the war in Ukraine, we made a donation of £100,000 to UNICEF to support families and children with health and medical supplies.



In Indonesia, 70 Rentokil Initial colleagues cycled together to the Children with Cancer Foundation's office to formally present their £3,484 donation. The money was raised by selling specially designed polo shirts and supplemented by a £1,000 donation from RI Cares.

Responsible Business
continued

Creating Better Futures

Better Futures is one of Rentokil Initial's key long-term community initiatives predominantly focused in India.

The programme delivers basic health education focusing on the importance of good hygiene practices, predominantly in India. Launched in 2013, more than 32,500 children and adults have participated in Better Futures educational events, often supported by volunteer colleagues from local branches.

Better Futures is funded by RI Cares.

Better Futures works in three areas:

Communities
In slum communities with underprivileged children and adults, helping them to develop better hygiene habits.

Schools
Over the years, Better Futures has reached out to many children in schools, educating them in hand hygiene, water hygiene, personal hygiene, personal safety and road safety.

Charities/NGOs
Working with NGOs that run local orphanages, helping vulnerable children who are most in need.

The Better Futures programme has the following education modules, with others in development:

➔ Hand Hygiene (Child & Adult versions)
➔ Water Hygiene (Child & Adult versions)
➔ Good Habits to Avoid Flu (Child & Adult)
➔ Road Safety (Child version)
➔ Personal Safety (Child version)

In 2022, 1,008 children, 30 teachers and 128 adults, including 78 senior citizens, participated in the programme.













Don Bosco Beatitudes Welfare Centre
Our Better Futures team, together with colleagues from our Chennai branch, supported this centre in 2022 – which is an orphanage and home for senior citizens.

The session began by showing the children the importance of hand hygiene and how to properly wash their hands. This was followed by discussions on toilet etiquette and illustrations of what habits to adopt to avoid contracting flu. Through the interactive education session we were able to help the children to understand the key facts related to personal hygiene.

Our Chennai branch team also donated an insect fogging treatment for the welfare centre, with 11 colleagues volunteering to make a difference.

Supporting children in Rajarhat and Chennai
In 2022, a school programme was carried out with our Rajarhat and Chennai branches, reaching more than 500 children, mostly slum dwellers.

We carried out a COVID-19 awareness programme emphasising the importance of hand washing.

The children were keenly interested, and positive feedback was received, not only from the children but also from our colleagues who are highly engaged by supporting their communities.

Supporting orphanages with toilet facilities
In 2022, we continued to conduct education programs at orphanages, including Angels Orphanage in Bangalore, which has 60 boys and girls of different ages.

Through an RI Cares donation they were able to reconstruct a toilet block area, providing the children with safer and more hygienic facilities.

The Better Futures team also worked with Kritagyata Trust, which cares for a small number of young orphans in Yelahanka as well as supporting children in the wider community.

RI Cares donations were provided to help the Kritagyata Trust build toilet facilities and water drinking stations at two schools in remote rural areas. Previously, one school had just one toilet for 120 children and teachers, and the other had none.

Ⓘ Additional information about our practices can be found on our website: **rentokil-initial.com/responsible-delivery**

Ⓘ Company policies: **rentokil-initial.com/responsible-delivery/policies**

Ⓘ Gender Pay Report: **rentokil-initial.com/responsible-delivery/gender-pay-gap-report**

Ⓘ Modern Slavery Statement: **rentokil-initial.com/responsible-delivery/modern-slavery-statement**

Risks and Uncertainties

How the business manages uncertainty and risk

The embedded management of key risks supports our strategic objectives through identification and mitigation, helping drive good decisions and practice.

Risk management approach

The Group's overall risk management approach, described here and on page 101, is designed to provide reasonable, but not absolute, assurance at all levels of the Group that risks are being properly identified and effectively managed. This includes the provision of appropriate mechanisms to ensure that issues and concerns relating to risk can be escalated up through the organisation effectively and confidentially.

The Board has oversight of the Group's operations to ensure that internal controls are in place and operating effectively. This is achieved by reviewing the effectiveness of the risk management processes and managing the evolving risk environment as it approves the Group's overall strategy. Key components of the Board risk management process are:

- annual presentation and approval of risk process by the Audit Committee;
- review of Group Risk Committee minutes by the Audit Committee; and
- annual presentation and approval of the Group strategy.

Management is responsible for the effective operation of internal controls and execution of the agreed risk mitigation plans. Key components of the risk management process by management are:

- identification, assessment and management of risk integrated into day-to-day operations by local and regional operational management;
- maintenance of a central risk register periodically reviewed with movements tracked;
- emerging risks and potential mitigations reviewed at quarterly Group Risk Committee meetings; and
- deep dives on specific or emerging risks at senior management meetings.

The risk management process was strengthened during 2022 by adding a fraud risk assessment, commencing a review of compliance responsibilities within the Group, establishing an IT Risk Committee and the inclusion of additional deep dive sessions on specific or emerging risk topics at senior management meetings. Consideration is being given to a single risk management platform for the Group to enhance the risk management approach, together with a wider review of how risk is managed.

The Board is satisfied that, through the processes set out above, it is able to effectively identify and manage risks. The Board is further satisfied that the responsible managers have the necessary skills and expertise to ensure that the relevant risk management process and control systems are in place and fully operative.

The Board relies on the assurances provided by management and Internal Audit through periodic reports presented to the Board and Audit Committee.

Using the process set out above, the Board confirms it has undertaken a robust assessment of the principal risks which may threaten the implementation of the strategy and the long-term viability of the Group. In addition, the Board has assessed the identification and assessment of emerging risks, and are satisfied that appropriate mitigation plans are in place for both emerging and principal risks. The Group's business model remained broadly the same in 2022 as in previous years. It incorporates a number of elements that moderate the risk profile of the Company.

- **Low capital intensity and high portfolio retention rates:** our categories exhibit strong defensive qualities, as density and efficiency gains are reflected in margin growth.
- **Local market operations:** the limited dependency on cross-border flows of people or products reduces the impact of geopolitical risks, and foreign exchange risk is muted since revenue is earned and costs are incurred in local currency.
  There is natural resilience to fluctuations in market dynamics in individual markets, and geopolitical and trade risks due to our local market operations.
- **Clear and simple geographic model:** our decentralised model has single-country management teams leading integrated operations, with combined back office functions underpinned by shared systems.

Changes in risk profile of the Company in 2022

We continue to monitor existing and emerging risks regularly at both the Audit Committee (see pages 101 and 102) and the Group Risk Committee (see page 80), and take mitigating action as appropriate. We have considered the inherited principal risks from Terminix, and incorporated these where relevant.

Areas where the risk profile of the business has improved in 2022 include:

- continuity of senior management in roles, maintaining corporate knowledge and experience;
- continued roll-out of our target financial and operational systems across the globe, including increased use of data analytics via our Command Centre platform (see page 53);
- continued investment and standardisation in technical infrastructure to mitigate the risk of a successful cyber attack;
- continued strong cash flow giving financial headroom to continue to acquire businesses with good strategic fit;

- completion of a Fraud Risk assessment; and
- deep dive management sessions and mitigation plans on emerging risks, including colleague retention, climate change and inflation.

Areas where our risk profile has increased in 2022 include:

- potential for increased termite damage claims as a result of the Terminix acquisition;
- increasing and fluctuating inflationary pressures, including energy cost increases;
- increased potential for general industrial action in some markets driven by macroeconomic factors;
- increased volume of cyber attacks; and
- integration risk in relation to acquisitions – specifically the execution of integration plans for Terminix.

Focus areas for risk mitigation in 2023

We continue to look for ways to improve both our risk process and mitigating actions to address the identified risks. In 2023, we plan to focus on the following areas:

- review of the Terminix risk management processes and mitigating actions to adopt a best of breed approach for the combined organisation;
- a review of the Group's compliance structure, roles and responsibilities conducted by the Group General Counsel and Director of Internal Audit & Risk; and
- review and refresh of the Speak Up process and procedures.

Identified risks

The principal risks most relevant to the Group are described in the table on pages 64 to 69, together with mitigating actions.

Information on climate-related risks is provided on page 58.

Full details of our financial risks can be found in Note C1 on pages 178 and 179. The exact financial impact of one or more of our principal risks materialising will depend on the precise operational impact of the risk, its interaction with other risks and whether mitigating actions are successful in reducing the overall financial impact. The Group is exposed to other risks and uncertainties related to environmental, political, social, economic and employment factors in the territories in which we operate. Additional risks and uncertainties not presently known to management or deemed to be of lower materiality may, if they manifest themselves, have an adverse impact on the Group's growth, profitability, cash flow and/or net assets.

Risks and Uncertainties
continued

Our risk management process



Emerging risk – Identification and escalation

Internal audits – Compliance verification

Activities	Responsible
Oversight via Audit Committee and Board meetings Approval of risk process annually Review of Group Risk Committee minutes Review of Group strategy annually	Audit Committee Board
Coordinate risk identification, reporting and governance activity via a central risk register updated twice a year Assessment and categorisation of risk Group mitigating actions Define/review Group policies and procedures annually Group strategy definition annually Monitoring via regional monthly performance reviews	Executive management Group Risk Committee Internal Audit function
Consolidation and assessment of country risks Regional mitigation actions Regional operational priorities definition Functional risk identification and assessment Monthly performance review process	Regional management Functional management
Review and assessment of local risks Country-level mitigating actions Monitoring via monthly business unit reviews	Country management
Local risk identification as part of day-to-day operations Local mitigating actions as part of day-to-day operations	Operational unit

Principal risks by category

People

Strategic

- **Failure to integrate acquisitions and execute disposals from continuing business**
- **Failure to develop products and services that are tailored and relevant to local markets and market conditions**

Find out more on pages **21** and **29**

Financial

- **Failure to grow our business profitably in a changing macroeconomic environment**
- **Failure to mitigate against financial market risks**

Find out more on pages **138** to **143**

Operational

- **Breaches of laws or regulations**
- **Failure to ensure business continuity in case of a material incident**
- **Fraud, financial crime and loss or unintended release of personal data**
- **Safety, health and the environment**
- **Failure to deliver consistently high levels of service to the satisfaction of our customers**

Find out more on pages **22** to **25**

Find out more

The 1 – 7 icons used in this section correspond to our strategic priorities as set out on pages **20** and **21**
The icon used in this section relates to our Key Performance Indicators on pages **22** to **25**

● Low ● Medium ● High ⊖ Stable ⌃ Increasing ⌄ Decreasing

Principal risks	Strategic

Failure to integrate acquisitions and execute disposals from continuing business

The Company has a strategy that includes growth by acquisition, and 52 new businesses were acquired in 2022 (excluding Terminix). These companies need to be integrated quickly and efficiently to minimise potential impact on the acquired business and the existing business.

Impact should the risk materialise
If the Company fails to successfully integrate acquisitions into its existing organisational structures and IT systems, fails to deliver the revenue and profit targets, or fails to deliver expected synergy savings, the business may not achieve the expected financial and operational benefits which may adversely impact growth, profitability and cash flow. Our business may be required to recognise impairment charges or be subject to asset re-evaluations or downgrades.

Business disposals also have to be managed efficiently to minimise risk to the businesses being disposed of and the residual business.

Mitigating actions
➔ Integration plans considered by the Investment Committee as part of the acquisition approval process. Integration activities and progress discussed during monthly performance reviews.
➔ A dedicated project team, governance structure and integration management office (IMO) established for the integration of Terminix.
➔ Dedicated project teams established for the largest acquisitions and demergers with clear deliverables over three months, six months and one year. Proven induction programme across the first 100 days for acquisitions.
➔ Continuity of management/leadership in acquired companies, where possible.
➔ Use of transaction structures including deferred consideration to mitigate deal risk.
➔ Group departments involved with acquisitions to drive integration plans and compliance with Group standards, especially when entering new geographies.
➔ Formal post-acquisition review of every acquisition by Investment Committee against original business plan within 18–24 months; Board post-investment review of acquisitions in aggregate every six months; Internal Audit review of acquisitions in new geographies within 12–18 months.
➔ Board oversight of acquisitions involving new countries, new business lines, or above a defined financial threshold.
➔ IT integration playbook to support an effective and timely integration of IT systems.

Overall risk level	High ●
Trend	Increasing ⌃

The integration of the Terminix acquisition has increased the risk level from medium to high.

Strategic Priorities ❶❷❸❺❼

Changes 2022 versus 2021
➔ Additional resources in both the US and Group functions to support integration and replatforming related to the Terminix integration
➔ Dedicated IMO and governance for the Terminix integration
➔ Use of expert consultants where outside of business expertise (e.g. route density mapping)

Performance measures to monitor risk
➔ Integration plans (day 1, 30 days, 100 days, one year)
➔ Reviews of integration plans for specific large acquisitions
➔ Post-acquisition review completions
➔ Post-investment review by the Board of aggregate performance of investment in M&A
➔ Regular steering committee to assess progress, chaired by the Chief Executive
➔ Tracking for Terminix synergy delivery

Emerging risk
➔ Increased risk as a result of the scale of the Terminix integration

Failure to develop products and services that are tailored and relevant to local markets and market conditions

We operate across markets that are at different stages in the economic cycle, at varying stages of market development and have different levels of market attractiveness. We must be sufficiently agile to develop and deliver products and services that meet local market needs, which allows us to meet our growth objectives and stay ahead in a highly competitive industry.

Impact should the risk materialise
If we are not able to adapt to local business and consumer needs, our existing customers may choose not to renew contracts, or seek reductions in prices. This negatively impacts our ability to maintain or increase margins and cash flow.

Examples include:
➔ We must adapt to changes to the regulatory environment that may ban certain products or service models from being used, such as permanent rodent baiting.
➔ We need to respond to the expectations from customers and society for us to reduce our own environmental impact and support our customers in reducing their environmental impact.

➔ We need to develop products that are networked and capable of being monitored in real time, or react to competitor technology developments that are disruptive to the market.

Mitigating actions
➔ Acquisition of targets with specific capabilities that address future changes in our markets.
➔ Investment Committee to ensure targeted investment in innovation to meet market and regulatory needs.
➔ Category Boards for Pest Control and Hygiene & Wellbeing categories overseeing the roll-out of innovations at pace across our regional businesses.
➔ Continued investment in digital platforms to support Sales and Service frontline colleagues.
➔ Group KPIs for innovation at a customer and colleague level to monitor progress.
➔ Further develop our range of sustainable, non-toxic and humane pest control solutions.

Overall risk level	Medium ●
Trend	Stable ⊖

No significant changes, resulting in a stable trend.

Strategic Priorities ❷❸❹❺❻❼

Changes 2022 versus 2021
➔ Acquisition of technology-focused companies
➔ Increased penetration of digital technologies on customer sites
➔ Increased use of data analytics via our Command Centre platform to provide business insight
➔ Research into non-toxic pest control solutions

Performance measures to monitor risk
➔ Sales growth for key innovations
➔ Percentage of sales revenue from innovation
➔ Number of sites with digital solutions
➔ Percentage of commercial customers registered for digital platforms
➔ Percentage of colleagues using digital applications

Emerging risk
➔ Potential for increasing regulatory requirements

Risks and Uncertainties
continued

Low ● Medium ● High ● Stable ⊖ Increasing ⊘ Decreasing

Principal risks	Financial

Failure to grow our business profitably in a changing macroeconomic environment

The Company's two core categories (Pest Control and Hygiene & Wellbeing) operate in a global macroeconomic environment that is subject to uncertainty and volatility.

Impact should the risk materialise
Changes in the macroeconomic environment could have a number of different impacts on the ability of the business to grow profitably, to sustain recruitment and to deliver against targets.

Examples include:
- Recession and economic slowdown in some of our key markets.
- Changes to the global job market and the challenges of recruitment.
- Increased costs of doing business, with rising costs as a consequence of political instability (e.g. the conflict in Ukraine), increasing interest rates and civil unrest.
- Low-growth economies with inherent cost inflation where the Company has weak pricing power may make it difficult to maintain profitability, especially in areas of hyperinflation.
- Growing market presence of multinational competitors may increase the cost of acquisitions and drive down prices, impacting profitability.
- Shift to greater proportion of key accounts in some markets may drive down prices and make it difficult to maintain profitability.

- Legislation (including climate change legislation), regulation or society expectation limits our 'licence to operate'.
- Inflationary pressures drive costs higher, potentially pricing out customers in challenging financial positions coupled with wage inflation demands.

Mitigating actions
- Resourcing being driven by the capital allocation model, differentiated by line of business to maximise opportunities.
- Working with governments and regulators on implementation of new regulations.
- Maintaining a low-cost operating model, focused IT investment, incentives to deliver efficient operations, and back-office process alignment and standardisation programme.
- International Key Accounts team developing business with multinational customers to take advantage of the unique global capabilities and new Hygiene & Wellbeing offerings.
- Leveraging size and scale to develop additional business opportunities in the North America region.
- A regionally focused defined pricing programme to drive profitability on existing portfolio, build insight and ensure profitable growth from new business and innovations.
- Group Procurement team tasked to deliver economies of scale while ensuring robust supply chain.
- Continued roll-out of automated tools (e.g. Adobe Sign) to support contract execution and renewal on Group standard terms and conditions.

Overall risk level	Medium ●
Trend	Increasing ⊘

Increasing, due to the ongoing inflationary pressures.

Strategic Priorities	② ③ ④ ⑤ ⑦

Changes 2022 versus 2021
- North America business inclusive of Terminix now accounts for c.60% of Revenue at CER, up from c.45%. (Note: 60% is based on Terminix being a part of the business for whole of 2022)
- Increased focus at regional level on inflationary impacts and mitigating actions
- Increased resources to govern pricing decision

Performance measures to monitor risk
- Revenue growth, in total and by category ▥
- Group Organic Revenue Growth, in total and by category
- Revenue contribution from acquisitions
- Adjusted Operating Profit ▥
- Group Adjusted Operating Margin
- Adjusted Free Cash Flow Conversion ▥
- Net capital expenditure
- Customer retention ▥
- Colleague retention ▥

Emerging risk
- Global or local market recession
- Increasing energy costs

Failure to mitigate against financial market risks

Our business is exposed to foreign exchange risk, interest rate risk, liquidity risk, counterparty risk and settlement risk.

Impact should the risk materialise
If any or a combination of the above risks materialise, this may have a negative impact on profitability, cash flow and financial statements, and may negatively impact financial ratios and credit ratings, impacting our ability to raise funds for acquisitions.

Mitigating actions
- Financing policy in place to ensure that the Company has sufficient financial headroom to finance operations and bolt-on acquisitions. Commitment to target credit rating of BBB.
- Treasury policies that limit the use of foreign exchange and interest rate derivatives, set limits for financial counterparty exposure, govern how financing is raised in bank and other debt capital markets, and provide rules around Treasury-related matters at operating company level.
- Monthly Treasury Committee to report and monitor financial covenants and rating agency metrics, and compliance with Treasury policies.
- Monitoring the impact of exchange rate movements on non-GBP profits and net debt.
- Cash pooling and debt financing arrangement to match, as far as possible, currency availability/demand across borders.
- Revolving credit facility (RCF), unlikely to be affected by adverse credit and financial market events.

Overall risk level	Low ●
Trend	Stable ⊖

Unchanged, no significant changes resulting in a stable trend.

Strategic Priorities	③ ⑤ ⑦

Changes 2022 versus 2021
- No material changes

Performance measures to monitor risk
- Liquidity headroom at the year end of £1,694m
- Counterparty ratings of A- or above
- Monthly reporting against ratings metrics
- If economically feasible, no unhedged foreign exchange positions above £500k (£5m for USD), fixed interest >50%; and matching currency of net debt to underlying profitability
- Monitoring of amounts outstanding against counterparty credit limits

Emerging risk
- Volatile exchange rates
- Rising interest rates

● Low ● Medium ● High ⊖ Stable ⌃ Increasing ⌄ Decreasing

Principal risks	Operational

Breaches of laws or regulations (including tax, competition and antitrust laws)

As a responsible company we aim to comply with all laws and regulations that apply to our businesses across the globe.

Impact should the risk materialise

Failure to comply with local laws including bribery and corruption, anti-competitive practice, employment law, data privacy, health and safety, or financial and tax reporting requirements may result in fines or withdrawal of licences to operate, which could adversely impact growth, profitability and cash flow, as well as causing reputational damage.

The Company operates across many different tax jurisdictions and is subject to periodic tax audits, which sometimes challenge the basis on which local tax has been calculated and/or withheld. Successful challenges by local tax authorities may have an adverse impact on profitability and cash flow. Additionally, as the Sarbanes-Oxley Act and other US legislation now applies to the Group, the risk of failing to establish and maintain an effective system of internal controls to meet these laws could impact the Company both financially and operationally.

Mitigating actions

➜ Group legal oversight in acquisitions.
➜ Tax strategy reissued and approved by the Board annually.
➜ Significant tax planning opportunities must be pre-agreed with the Group Tax Director and Chief Financial Officer with independent tax advice taken where necessary.
➜ Regular review of tax exposures.
➜ Group authority schedule in place and regularly reviewed.
➜ Group and local policies in place and regularly reviewed.
➜ Requirement to report breaches in controls and/or laws to the Group General Counsel and the Director of Internal Audit & Risk. Follow-up by Group General Counsel of any significant regulatory breach in any country.
➜ Mandatory training on Code of Conduct and other core compliance topics, to instil a highly principled culture of ethical behaviour; completion rates reported to senior management monthly.
➜ All major business transactions or internal reorganisations are subject to a rigorous internal and external review.
➜ Programme to implement and monitor internal controls over financial reporting (ICFR).

Overall risk level — Low ●
Trend — Increasing ⌃

Increasing, driven by the US Securities and Exchange Commission (SEC) reporting requirements and potential for additional termite damage claims.

Strategic Priorities — ❶ ❸ ❺ ❼

Changes 2022 versus 2021
➜ Continued development of reporting and monitoring of audit issues
➜ Defined email reminder process to senior colleagues for mandatory online training completion
➜ Introduction of process for review of corporate policies
➜ Group authority schedule updated and distributed
➜ Programme to elevate ICFR up to SOX standards

Performance measures to monitor risk
➜ Central monitoring of material litigation, including quarterly internal reporting across the Group
➜ Regular review of tax exposures and the status of tax audits by the Audit Committee
➜ Completion rate monitoring for mandatory U+ training modules, e.g. Code of Conduct and competition law
➜ Monthly monitoring and reporting of audit issues to executive management

Emerging risk
➜ SEC requirements
➜ Potential for additional termite claims and lawsuits following the Terminix acquisition

Failure to ensure business continuity in case of a material incident

The business needs to have resilience to ensure business can continue if impacted by external events, e.g. cyber attack, hurricane or terrorism.

Impact should the risk materialise

Failure to service our customers may affect our ability to retain those customers and damage the Company's reputation. This may negatively impact growth, profitability and cash flow.

Examples of incidents that could impact our ability to service customers include:

➜ A significant cyber attack or IT failure which impacts our ability to plan efficient routing, or ability to invoice, and is not recovered quickly.
➜ Fire, flood or climate event impacting our premises or transportation/supply chain network, preventing goods from being available to enable our technicians to service our customers.
➜ Industrial action by colleagues.
➜ Where third parties are engaged for services, the termination or business disruption could materially impact the business.

Mitigating actions

➜ All countries and units maintain and regularly review business continuity plans, with local plans to service from alternative locations if required.
➜ The majority of key data and applications are located within regional data centres with enhanced backup capability.
➜ A dedicated Security Operations Centre is in place to monitor and tackle ongoing cyber threats.
➜ Specific tools deployed at data centres to detect and prevent spreading of cyber attacks.
➜ IT disaster recovery plans for regional data centres.
➜ Data encryption and implementation of AirWatch on devices and mobile phones.
➜ Ongoing user education awareness programmes.
➜ Annual penetration testing on all systems to test external firewalls and address any identified weaknesses.
➜ Annual inspections of key sites by insurers, on a rotating basis, to identify potential risks.
➜ Focus on IT audits completed by the Internal Audit function, supported by third parties.

Overall risk level — Medium ●
Trend — Stable ⊖

While volumes of cyber attacks continue to trend upward, mitigating actions result in the trend for this risk as stable.

Strategic Priorities — ❷ ❸ ❹ ❺ ❼

Changes 2022 versus 2021
➜ Regular patching programme for all key applications
➜ Deployment of anti-ransomware software to the data centres
➜ Additional resources added to the IT security team
➜ Wider use of automated IT software for system data and settings, e.g. scanning tool or risk assessment software

Performance measures to monitor risk
➜ Number of serious IT incidents and time taken to respond
➜ Major Incident Review actions
➜ Actions arising from IT security self-assessments
➜ External testing and benchmarking of our IT security environment
➜ IT-specific risk register focused on assessing, monitoring and tracking IT-related risk

Emerging risk
➜ No specific emerging risks

● Low ● Medium ● High ⊖ Stable ⊘ Increasing ⊘ Decreasing

Principal risks	Operational

Fraud, financial crime and loss or unintended release of personal data

Collusion between individuals, both internal and external, could result in fraud if internal controls are not in place and working effectively. The business holds personal data on colleagues, some customers and suppliers; unintended loss or release of such data may result in criminal sanctions and reputational risk.

Impact should the risk materialise
Loss of personal data of customers, suppliers or colleagues could, if significant, result in regulatory intervention, which may result in substantial fines and damage to the Company's reputation.

Theft of Company assets including property, customer or colleague information, or misstatement of financial or other records via deliberate action by colleagues or third parties may constitute fraud and result in financial loss to the business, damage to the Company's reputation and/or fines by regulators.

Mitigating actions
➔ Ongoing programme to ensure all businesses are compliant with data privacy requirements.
➔ Dedicated and enhanced data privacy team, plus local privacy officers and privacy champions networks.
➔ Mandatory online training by all senior colleagues for the Code of Conduct, preventing anti-competitive practice, preventing bribery and corruption, securing information and protecting privacy, avoiding conflicts of interest and preventing insider trading.
➔ Compliance with Code of Conduct and other key policies affirmed by the annual Letter of Assurance by all senior management.
➔ Standardised financial control framework operating in all locations.
➔ Confidential Speak Up hotline and email address, monitored and followed up by Internal Audit.
➔ Significant fraud investigated by Internal Audit and lessons learned widely shared.
➔ Annual fraud risk assessment process.
➔ User security awareness guidance and policies refreshed and reissued.
➔ Updated policies on devices and the provision of Citrix-only access combined with global patching programmes.
➔ Deployment of anti-ransomware to our data centres.

Overall risk level	Low ●
Trend	Stable ⊖
No significant changes, resulting in a stable trend.	
Strategic Priorities	❶❸❺❼

Changes 2022 versus 2021
➔ Fraud risk assessment completed
➔ Non-compliance to Key Financial Controls is tracked and monitored via Internal Audit tool
➔ Introduction of process for review of corporate policies
➔ IT general controls project to ensure the integrity of the data and processes, including colleague education
➔ Repeatable process to monitor privileged access to critical systems

Performance measures to monitor risk
➔ Completion rate for mandatory U+ training modules
➔ Data privacy programme roll-out and implementation
➔ Speak Up investigations and remediation
➔ Key financial controls pass rates
➔ Periodic review of IT access for critical applications

Emerging risk
➔ No specific emerging risks

Safety, health and the environment (SHE)

The Company has an obligation to ensure that colleagues, customers and other stakeholders remain safe, that the working environment is not detrimental to health and that we are aware of and minimise any adverse impact on the environment.

Impact should the risk materialise
The Company operates in hazardous environments and situations, for example:
➔ Use of poisons and fumigants in Pest Control
➔ Driving to and working at customers' premises
➔ Working at height
➔ Exposure to needlestick injury/bio-hazards from medical waste

Non-compliance with internal policies or industry regulations could lead to personal injury, substantial fines or penalties, including withdrawal of licences to operate and reputational damage.

Environmental risks may arise from former activities at sites currently operated by the Group or acquired by the Group. Legislation and changing expectations may require the business to alter its methods of operation.

Mitigating actions
➔ Robust SHE policies supplemented by the SHE Golden Rules and technical policies address higher risk and regulated activities.
➔ SHE officers appointed in all jurisdictions, supported by a dedicated central SHE team.
➔ Mandatory training of all relevant colleagues in safe working practices.
➔ Focus on implementation of Group fumigation standards in all new acquisitions.
➔ SHE considered as the first item at all Board and senior management meetings; review of standardised SHE KPIs.
➔ Formal review of accidents and circulation of lessons learned (e.g. Safety Moments videos).
➔ Strategy to further develop environmentally friendly approaches, e.g. lower pest control chemical use, recycling of hygiene units, roll-out use of electric vehicles, alternative fumigants.

Overall risk level	Medium ●
Trend	Stable ⊖
No significant changes, resulting in a stable trend.	
Strategic Priorities	❶❸❺❼

Changes 2022 versus 2021
➔ Roll-out of digital site risk assessment application which is either live or in pilot in more than 57 markets
➔ Refreshed and updated subcontractor processes
➔ Updates to permitted activity documentation
➔ Fumigation usage included in carbon footprint equivalent reporting

Performance measures to monitor risk
➔ Lost Time Accident rate ▥
➔ Working Days Lost rate ▥
➔ Total emissions and emissions intensity
➔ Energy usage
➔ Compliance rates for mandatory U+ training

Emerging risk
➔ No specific emerging risks

Low · Medium · High · Stable · Increasing · Decreasing

Principal risks | **Operational**

Failure to deliver consistently high levels of service to the satisfaction of our customers

Our business model depends on servicing the needs of our customers in line with internal high standards and to levels agreed in contracts.

Impact should the risk materialise

If our operatives are not sufficiently qualified, or do not have the right skills, or we fail to innovate successfully, this may negatively impact our ability to acquire or retain customers, adversely impacting growth, profitability and cash flow.

Industrial action in key operations could result in diminished customer service levels; if prolonged, it could damage the Company's reputation and ability to secure or renew contracts.

In markets where overall employment rates are high, and/or our business is growing fast organically or via acquisition, we may have difficulty attracting and retaining key management of the right capability and the right calibre of operational personnel.

Changes in the global job market resulting in difficulty in recruiting and retaining colleagues at all levels of the organisation, may impact our ability to service our customers to the highest standards.

Major digital change programmes could disrupt our ability to deliver high levels of service to our customers.

Extreme weather could cause disruption to local operations and may impact colleague health and safety.

Mitigating actions

- HR development processes, including Employer of Choice programme.
- Regular tracking of customer satisfaction and the perception by both customers and non-customers of Rentokil Initial, benchmarked against competitors.
- Dedicated Operational Excellence team to drive superior customer service and safe working practices, and to establish key metrics, combined with a strong focus on safety by supervisors and frontline staff.
- Incentives for Sales and Service staff aligned closely with strategic priorities, based on delivering improved customer service levels.
- Oversight of key industrial relations matters by Group HR Director and regular review by the Chief Executive for countries where industrial relations risk is elevated.
- HR lead recruitment initiatives, including recruit ahead, benchmarked pay plans, global careers and recruitment websites.
- Regular review of major IT programmes by the Chief Information Officer and IT Investment Committee to ensure sufficient allocation of resources, with a quarterly IT risk meeting to ensure oversight of IT transformation plans.
- Local business continuity plans.

Overall risk level Medium

Trend Increasing

Increasing, due to the scale of the IT integration as a result of the Terminix acquisition.

Strategic Priorities 2 3 4 6 7

Changes 2022 versus 2021

- Launch of the new U+ training platform, seeing almost 1.5 million pieces of training completed by colleagues since July 2022
- Continued deployment of IT programmes to frontline colleagues
- Diversity, equality and inclusion training programme to leaders, managers and colleagues
- Career+, our internal job referral platform, now has more than 16,000 registered users and c.28,000 applications were made during the year via the App
- Completion of a Global Career and Learning Festival

Performance measures to monitor risk

- Sales and Service colleague retention
- The number of online training courses being developed
- U+ learning views
- State of Service
- Customer satisfaction (Customer Voice Counts)
- Customer retention

Emerging risk

- Potential for disruption to customer service in North America due to the IT integration for Terminix and branch consolidation programme

Where to find further information

Principal risk	Key sections
Failure to integrate acquisitions and execute disposals from continuing business	Our Strategic Priorities, pages 20 and 21
Failure to develop products and services that are tailored and relevant to local markets and market conditions	Innovation in Pest Control, page 29 and 37 Our Strategic Priorities, pages 20 and 21 Service and innovation for customers, pages 52 and 53
Failure to grow our business profitably in a changing macroeconomic environment	Our Business Model, pages 18 and 19 Colleague and Shareholder KPIs, pages 22 to 25 M&A execution, pages 21, 139 and 140 Our journey to net zero, pages 54 and 55
Failure to mitigate against financial market risks	Note C1 Financial risk management, pages 178 and 179
Breaches of laws or regulations (including tax, competition and anti-trust laws)	Board monitoring and oversight, pages 93 and 94
Failure to ensure business continuity in case of a material incident	Cyber security, page 83
Fraud, financial crime and loss or unintended release of personal data	Board monitoring and oversight, pages 93 and 94 Our responsible business approach, pages 49 to 62
Safety, health and the environment	Key Performance Indicators, pages 22 to 25 Keeping our colleagues safe, page 50 Environment, pages 54 and 55
Failure to deliver consistently high levels of service to the satisfaction of our customers	Service and innovation for customers, pages 52 and 53 Colleague and Customer KPIs, pages 22 to 24

Viability Statement

In accordance with provision 31 of the Corporate Governance Code, the Board of Directors has assessed the viability of the Group, taking account of the Group's current financial position, the latest three-year strategic plan and the potential impact of our principal risks described on pages 65 to 69. Based on this assessment, the Board confirms that it has a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period to 31 December 2025.

The business model of the Group is focused on the delivery of services to customers at their premises. These are professional and often highly technical services, where customers have a need that we can help resolve. While these needs are subject to some seasonality and macroeconomic cycles, overall they are highly stable and growing at GDP rates or faster. The drivers of this growth are key to the Group's prospects. Population growth, growth of the 'middle class' and urbanisation around the world brings growing numbers of humans closer together, increasing the need for hygiene, as seen in the pandemic, and for control of pests where sources of food are more available. While climate change will undoubtedly have some adverse impacts on the Group, the disaggregated nature of our services at customer locations materially reduces our physical risks. Finally, the change in environment will likely bring upsides as pest breeding seasons are longer, mortality rates are lower and infestations are able to move into markets where they historically could not survive. Overall, the combination of business model and macroeconomic factors suggests that recent growth trends should foreseeably continue in line with our medium-term targets and beyond.

Period of assessment

Although the Directors have no reason to believe that the Group will not be viable over a longer time frame, because of the degree of uncertainty, the period over which the Directors have a reasonable expectation as to the Group's viability, is the three-year period to 31 December 2025. Having considered whether the assessment period should be extended, it is the view of the Directors that a three-year period is still appropriate as it is consistent with the historical periods in the budgeting and strategic planning process. Three years is also aligned with the most frequent duration of both the customer and supplier fixed term contract periods entered into by the Group.

Strategic planning process

The budget and longer-term plan have been prepared in line with the Group's strategy as described in detail in the Strategic Report (pages 1 to 70 and 138 to 143). The Board reviews the Group's performance at its meetings and depending on the external environment and its potential impact on the Group's latest full-year forecast and strategic plan, may model a number of scenarios.

Viability assessment

In making their assessment, the Directors have considered the current position of the Group and have undertaken a robust evaluation of the principal risks, in particular the ones that could impact on the liquidity, solvency and viability of the Group. The Directors have taken account of the Group's liquidity position and the Group's ability to raise finance and deploy capital. The results consider the availability and likely effectiveness of the mitigating actions that could be taken to avoid or reduce the impact or occurrence of the identified underlying risks.

Mitigating actions that were identified as part of the viability assessment in previous years, and which were found to be effective during the pandemic, include securing additional liquidity, deferring shareholder distributions, pausing M&A activity, reducing planned capital expenditure, use of recognised tax payment deferral mechanisms and actively managing the cost base of the Group. Should these measures be insufficient then the Group would consider raising equity; however, that has not been required to date.

Although the review considered all the emerging and principal risks identified by the Group, the focus was also on how global events, like a worldwide pandemic, could impact the Group's future financial performance and its cash generation under different scenarios. As a result, severe but plausible downside sensitivities were applied to the three-year plan approved by the Board.

The three-year plan is most sensitive to the reduction in revenue due to customer suspensions over extended durations. With that in mind, the directors have chosen scenarios reflecting the principal risks to stress test the three-year plan for the following downside scenarios:

➔ Revenue reduces by 20% against the budget for six months of 2023. This scenario is significantly worse than the customer suspensions experienced during the first half of 2020, before the acquisition of Terminix (which increased the size of the Group by c.60%), which peaked at slightly below 30% for one month only.
Risks: failure to grow our business profitably in a changing macroeconomic environment; failure to deliver consistently high levels of service to the satisfaction of our customers; failure to develop products and services that are tailored and relevant to local markets and market conditions; failure to ensure business continuity in case of a material incident; and failure to integrate acquisitions and execute disposals from continuing business.

➔ A prolonged downturn where revenue reduces by 20% for each of the three years in the model.
Risks: failure to grow our business profitably in a changing macroeconomic environment; failure to deliver consistently high levels of service to the satisfaction of our customers; failure to develop products and services that are tailored and relevant to local markets and market conditions; failure to ensure business continuity in case of a material incident; and failure to integrate acquisitions and execute disposals from continuing business.

➔ A significant one-off charge of £200m either in the form of a number of bank failures or as a result of a major fine.
Risks: business continuity in case of a material incident; breaches of laws or regulations (including tax, competition and antitrust laws); failure to mitigate against financial market risks; fraud, financial crime and loss or unintended release of personal data; and safety, health and the environment.

We have also considered two joint scenarios of the above: 1) the six-month scenario and a substantial fine; and 2) the three-year scenario and a substantial fine. Reverse stress tests were considered involving bank losses or fine of >28% of pro-forma 2023 Global Revenues (GDPR capped at 10%), or a 47% downturn in Global Revenues for existing headroom to be fully used. If we assumed no mitigating activities as described above, this would be 24% for three years.

The impact of the scenarios has been modelled to test projected liquidity headroom over the three-year viability period. In each of the individual and joint scenarios, the Group continues to retain sufficient liquidity headroom with the mitigating actions it can deploy. In the scenario of a significant one-off charge of £200m, this could be managed using ordinary liquidity management processes.

In the three-year period of the viability statement, the Group has two debt maturities. In November 2024 the €400m bond matures, followed by the $700m term loan in October 2025. As at 31 December 2022, the Group had total undrawn committed facilities of $1bn (£827m) and unrestricted cash, net of overdrafts of £867m, giving the Group combined headroom of £1,694m.

In addition to its committed headroom, the Group also has a $250m accordion linked to its RCF, a £1bn Commercial Paper Programme and an uncommitted, undrawn overdraft facility amounting to £20m.

Throughout 2022, the Group maintained its long-term (BBB with a Stable outlook) and short-term (A-2) credit ratings. At the time of the acquisition of Terminix, S&P Global reaffirmed the rating and also moved the Group's Business Risk Profile up from Satisfactory to Strong.

The combination of a strong investment grade credit rating, the RCF banks' willingness to provide debt funding free of financial covenants for the acquisition of Terminix, the flexibility the Group has to make material reductions in its cash outflows, which was demonstrated during 2020, and the fact that the Group has continued to generate cash, provide the Directors with confidence that the Group could raise additional debt finance if required.

The geographical spread of the Group's operations helps minimise the risk of serious business interruption. Furthermore, the Group is not reliant on one particular group of customers or sectors.

Based on this assessment and having carefully considered the Group's current standing, debt servicing and the risks and uncertainties referred to above, in line with the UK Corporate Governance Code, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period ending 31 December 2025.

Corporate Governance



Chairman's Introduction to Governance



As the Group continues to execute its proven operating model for its core businesses, a key focus for the Board in 2022 has been guiding the business on our acquisition of Terminix and the associated expansion in North America, combining two leading pest control businesses and resulting in Rentokil Initial's secondary listing on the New York Stock Exchange.

Richard Solomons
Chairman

97% attendance at scheduled Board meetings

33% female representation on our Board

6 Transaction Committee meetings

5.15p final dividend

2 non-white ethnic minority Board members

1 additional Audit Committee meeting

Dear Shareholder

2022 has been an important year for the Group, with the acquisition of Terminix Global Holdings, Inc. making Rentokil Initial the largest pest control and hygiene and wellbeing services business in the world. The completion of this deal in October 2022 adds valuable scale, capabilities and talent to the Group. With the support of our talented colleagues worldwide and the leadership of a highly experienced and stable management team, despite the impacts from the macroeconomic situation in 2022, we have once again been able to deliver strong revenue growth and expand margins. As a Group, we are well positioned for further growth in 2023.

Having considered the operational and financial performance of the business in 2022, including the growth in our core businesses, the acquisition of Terminix and cash generation, the Board is recommending a final dividend of 5.15p for 2022.

Board activities and consideration of stakeholders

The purpose of this Corporate Governance Report is to explain how the Board has assessed the Group's position, and taken informed decisions to ensure our long-term sustainable and profitable growth as the new global leader in pest control and hygiene and wellbeing, all underpinned by a deep held commitment to high standards of corporate governance.

The Board's focus during the year has been to support the business through the completion of the Terminix transaction and its positioning for effective integration, while retaining attention on the Company's other strategic priorities and considering downside risks due to the economic outlook.

It was with pleasure that in June 2022, we were finally able to go ahead with the planned Board visit to North America which was originally intended to take place in 2020. We welcomed the opportunity to meet with Rentokil Initial colleagues, to have the opportunity to gain a greater understanding of the Terminix business and the planned integration programme, and to meet with the Terminix board of directors.

In our meetings, we have continued our approach of considering key strategic items and other areas of risk and opportunity by receiving briefings from all areas of the business, which we have then debated and challenged. Throughout 2022, the Board has focused on our core businesses of Pest Control and Hygiene & Wellbeing, and their performance. As part of our work we are mindful of the impact of any decisions made on the business' various stakeholders and on its long-term, sustainable success, in line with section 172(1) of the Companies Act 2006. An overview of the range of matters that the Board considered or discussed at its meetings during the year are set out on pages 81 to 85. The Company's section 172(1) statement can be found on page 45.

Delivering on M&A

Throughout 2022, the Board has been closely involved in the progression of the Terminix transaction, engaging with key stakeholders, and providing appropriate oversight and challenge to the Group's leadership in preparation for our listing on the New York Stock Exchange. It was encouraging to see how well both businesses worked together in preparation for a successful completion and to place us in the best possible position to execute our integration plans. During the year, the Board approved updated processes and policies for the effective operation of a combined larger Group on completion and continues to support management in the ongoing implementation of integration.

Notwithstanding the clear focus on the Terminix acquisition, the Group was able to continue with its ambitious M&A programme in 2022 culminating in a total of 52 bolt-on acquisitions in addition to the Terminix transaction. We continue to prioritise growth of the Group by M&A in targeted cities. In 2022, we entered three new territories in Pakistan, Argentina and Israel, and the Group now operates in 91 countries worldwide. The Board regularly reviews post-acquisition performance against targeted performance and integration effectiveness.

Enhancing our purpose

Our commitment to being a responsible business with regard to the environmental, social and governance (ESG) aspects of our business is reflected in the matters considered, measured and reported on in our ongoing Board discussions. Our ethos and activities in all three areas are well embedded across the Group to drive our operational excellence agenda. Health and safety remains the first agenda item at all scheduled Board meetings. The Company will be making a donation to Cool Earth on behalf of our shareholders who went paperless in 2022 to help support their reforestation efforts.

In June 2022, we considered and agreed our new mission, vision and values as well as the cultural framework in which the business operates. This was then rolled out across the enlarged Group following the acquisition of Terminix in October 2022.

My Board colleagues and I have taken the opportunity to meet with colleagues during the year and have engaged with colleagues both in Board sessions and in more informal settings, such as Board dinners and site visits, to exchange ideas, perceptions and experience about being part of the Rentokil Initial Group. For instance, as detailed in this report, I visited our businesses in Singapore and Dubai in 2022. These have been welcomed with positive feedback and we will continue this programme in 2023.

Board composition and succession

Following the acquisition of Terminix in October 2022, we were pleased to appoint David Frear to the Board and to welcome him in person when he joined the Board and Committee meetings held in London in December.

Julie Southern will have served as a Non-Executive Director for nine years by July 2023 and so a recruitment process has been undertaken in 2022 and early 2023 to identify a suitable successor. I am happy to announce that Sally Johnson, CFO at Pearson plc, will be joining as a Non-Executive Director from 1 April 2023. Julie will, therefore, step down as a Director following the conclusion of our AGM in May 2023 and Sally will succeed her as Audit Committee Chair. I would like to thank Julie for her significant contribution over the past nine years, particularly in her leadership of the Audit Committee, and her support and wisdom for both her fellow Directors and the members of the management team.

An internal Board evaluation was undertaken in 2022, which confirmed that the Board continues to undertake its duties effectively, with findings being very positive overall. The strength of the Board's leadership is assessed through the clarity of the actions we take and the transparency and effectiveness of the standards, processes and culture we ultimately set. We aim to maintain this high standard and continue to support and challenge the management team in its governance throughout the Group.

Looking ahead

As a Board, we are cognisant of the continuing macroeconomic pressures that are likely to remain in 2023. We are monitoring the impacts of inflation, interest rates and recruitment and retention levels closely. That said, we remain comfortable that the business is taking the necessary steps to maintain our performance against this challenging backdrop.

I take this opportunity to express my gratitude to all our shareholders for their continuing support for the Company and would encourage them to continue their engagement with the Board and participate in our hybrid AGM in May by using the remote facility to be provided. I would like to thank my Board colleagues for their hard work and all the input and advice on the business that has been provided during 2022, particularly in relation to the Terminix transaction. I look forward to us working closely as ever with Andy, Stuart and the management team throughout the remainder of 2023. I wish to thank Andy, his leadership team and all our colleagues across the globe for delivering yet another outstanding year for the Rentokil Initial Group. The Board has been extremely impressed by the resilience and commitment of our people. The Terminix acquisition has helped deliver our strategy in Pest Control and North America, and the creation of a bigger and better business will contribute to our ongoing growth in 2023 and beyond.



Richard Solomons
Chairman

16 March 2023

Snapshot of our Board

Age of Directors
at 16 March 2023



● 45–54	33%
● 55–64	56%
● 65–74	11%

Professional background



● Finance	44%
● Legal	17%
● Economics	17%
● HR	11%
● Management	11%

Directors' tenure
at 16 March 2023



Executive Directors	Service length
Andy Ransom	14 years 10 months
Stuart Ingall-Tombs	2 years 7 months

Non-Executive Directors	
David Frear	5 months
Sarosh Mistry	1 year 11 months
John Pettigrew	5 years 2 months
Richard Solomons	4 years
Julie Southern	8 years 7 months
Cathy Turner	2 years 11 months
Linda Yueh	5 years 4 months

Board of Directors



1. Richard Solomons Ⓝ
Chairman

Appointed: March 2019 and became Chairman in May 2019

Skills, experience and contribution
Richard brings to the Board deep operational and financial expertise combined with a strong commercial and strategic development track record. As former Chief Executive Officer of InterContinental Hotels Group plc (IHG), and prior to that Chief Financial Officer, he has broad experience of leading a successful multinational, as well as delivering growth in North America and Greater China, and the effective use of digital tools in service-led global businesses. These attributes enable him to provide the necessary leadership to the Board and to contribute insights relevant to many of the strategic priorities of the business, as well as experience from the key hospitality customer segment. He is active, in parallel with the Executive Directors, in engaging with investors to ensure that their views and perspectives are considered within Board discussions.

Richard has a BA in Economics from the University of Manchester, trained as a Chartered Accountant with KPMG, and has seven years' investment banking experience in New York and London with Hill Samuel. Richard was previously a Non-Executive Director of Marks and Spencer Group plc, the Senior Independent Director of Aston Martin Lagonda Global Holdings plc and, until December 2022, he was a Member of the Board of Governors and the Finance Committee at the University of Manchester.

Current external commitments
- Chairman of the Board and the Advisory Committee and Chair of the Remuneration Committee, Hotelbeds Group S.L.U. (Spain)
- Non-Executive Director and Chair of the Audit Committee, Mandarin Oriental International Limited (Bermuda)

2. Andy Ransom
Chief Executive

Appointed: May 2008 and became Chief Executive in October 2013

Skills, experience and contribution
Andy has led Rentokil Initial as Chief Executive since October 2013 and was responsible for the creation of the **RIGHT WAY** strategy. He brings a focused operational management style, together with a broad range of commercial and strategic skills gained in senior executive positions and legal roles earlier in his career, including several years in the US and Canada. He has more than 30 years' experience of creating value through M&A around the world, at Rentokil Initial and ICI, and he has a strong record of engaging with stakeholders, from colleagues and customers to investors, as well as creating innovative partnerships with not-for-profit organisations.

He joined Rentokil Initial in 2008, as Executive Director of the global Pest Control business, from ICI where he was part of the executive management team with operational responsibility for ICI's Regional and Industrial Division, after holding various management positions as General Counsel and head of the M&A team since 1987. Andy is a graduate of the University of Southampton (LLB) and a qualified solicitor. He is a patron of Malaria No More UK.

Current external commitments
- Vice Chair of Street League
- Senior Strategic Adviser – Business Services, Apax Partners LLP (stepping down effective 31 March 2023)
- Non-Executive Director, Informa plc (with effect from 15 June 2023)

3. Stuart Ingall-Tombs
Chief Financial Officer

Appointed: August 2020

Skills, experience and contribution
Stuart has extensive experience in senior operational and corporate finance roles, gained at Group level and in key operational businesses since joining Rentokil Initial in May 2007, as well as other leading organisations. Most recently, he was CFO for North America, the Company's largest business, and before that spent several years as Group Financial Controller and Treasurer before four years as Regional Finance Director for Europe, driving organisational change and enhancing growth. A deep operational understanding of key regional businesses, combined with experience at the corporate centre, enables Stuart to make a broad contribution to the ongoing development and growth of the Group.

After qualifying as an accountant at Stoy Hayward, he worked for organisations including Lex Transfleet and RAC, and joined Rentokil Initial in 2007 as Divisional Finance Director for the global Pest Control business. Stuart has a degree in Politics and International Studies from the University of Warwick and is a fellow of the Institute of Chartered Accountants in England and Wales (ICAEW).

Current external commitments
None

4. David Frear Ⓝ Ⓡ
Non-Executive Director

Appointed: October 2022

Skills, experience and contribution
David brings both extensive financial experience and a wealth of knowledge of the US market to the Board. He was a Non-Executive Director of Terminix Global Holdings, Inc. from January 2021 until it was acquired by Rentokil Initial in October 2022. David currently serves on the boards of several subsidiaries of Nasdaq, Inc., a leading provider of trading, clearing, exchange technology, listing, information and public company services. He previously served on the boards of Sirius XM Canada Holdings Inc., Savvis Communications and Pandora Media Inc.

In his executive career, David was the Chief Financial Officer between 2003 and 2020 of Sirius XM, a subscription-based, satellite radio provider. Prior to this he was the Chief Financial Officer of Savvis Communications Corporation, Orion Network Systems Inc. and Millicom Incorporated and was an investment banker at Bear Stearns & Co., Inc. and Credit Suisse. David has a Bachelor of Arts in History from University of Michigan and a Master of Business Administration in Finance from University of Michigan – Stephen M. Ross School of Business.

Current external commitments
- Non-Executive Director, The NASDAQ Stock Market LLC, NASDAQ PHLX LLC, NASDAQ BX, Inc., Nasdaq ISE, LLC, Nasdaq GEMX, LLC and Nasdaq MRX, LLC.

Key
- Ⓐ Audit Committee member
- Ⓝ Nomination Committee member
- Ⓡ Remuneration Committee member
- ⬤ Committee Chair
- NED Non-Executive Director
- SID Senior Independent Director

Board changes in 2022 and 2023
David Frear was appointed in October 2022. Julie Southern is not seeking reappointment at the AGM in May 2023. Sally Johnson is due to join the Board as a Non-Executive Director on 1 April 2023.

5. Sarosh Mistry N R

Non-Executive Director

Appointed: April 2021

Skills, experience and contribution
Sarosh has extensive experience as a senior executive, driving organic and inorganic growth in business-to-business services, especially in North America. He has deep experience of building businesses across the healthcare, retail, facilities management, hospitality, financial services and consumer technology industries, including innovation-led growth, service line extensions and new country entries (including emerging markets in Latin America and Asia). His executive experience has been in complex, geographically dispersed and multi-site businesses operating globally.

Sarosh Mistry is Sodexo's CEO and Chairman of North America. He leads the North America Regional Leadership Committee for Sodexo, and is responsible for the coordination of Sodexo businesses in North America. Prior to leading North America, he served as the CEO for Sodexo's business segment Home Care Worldwide which operates in 13 countries. Prior to joining Sodexo in 2011, he worked in senior roles in major business-to-business and consumer organisations Compass Group, Starbucks, Aramark and PepsiCo. Sarosh has a Bachelor's degree from St John's University, Minnesota, and an MBA from the A. Gary Anderson Graduate School of Management, California.

Current external commitments
- CEO and Chairman, Sodexo North America
- Board Director, Didi Hirsch Mental Health Services

6. John Pettigrew A N

Senior Independent Director

Appointed: January 2018 and became Senior Independent Director in May 2019

Skills, experience and contribution
John has a strong track record of developing and implementing global strategies for profitable growth at National Grid, deep experience of running a major US business, a strong economic background and engineering leadership experience. His skillset includes service provision to a large commercial and residential customer base, delivering world-class levels of safety performance and driving transformational change in highly regulated environments. He also has significant experience of M&A in both the UK and US. He has broad experience of dealing with governments and regulators in the UK and US, and leading development of environmental, social and governance (ESG) strategies by driving the introduction of National Grid's first ever Responsible Business Charter, which launched in 2020 and led the company's Principal Partnership of COP26 in Glasgow.

John is Chief Executive of National Grid plc, a fellow of the Institute of Engineering and Technology, and a fellow of the Energy Institute. He is a member of the Edison Electric Institute Executive Committee, a member of the Electric Power Research Institute Board and sits on the President's Committee of the CBI. He was a member of the UK government's Inclusive Economy Partnership until it was disbanded.

Current external commitments
- Chief Executive, National Grid plc

7. Julie Southern A N R

Non-Executive Director

Appointed: July 2014

Skills, experience and contribution
Julie has extensive financial experience having had a long, successful career in a number of commercially oriented finance and related roles, working for some of the world's best-known consumer brands. In her non-executive career, she has extensive experience of leading audit committees in companies undergoing rapid growth and change. Through her various roles, Julie has also gained significant exposure to commercial, legal, HR and operational challenges and responsibilities.

She was Chief Commercial Officer of Virgin Atlantic Limited between 2010 and 2013, responsible for the commercial strategy of Virgin Atlantic Airways and Virgin Holidays, having previously been Chief Financial Officer of Virgin Atlantic Limited for 10 years. In addition, Julie was previously Group Finance Director at Porsche Cars Great Britain, and Finance and Operations Director at WH Smith – HJ Chapman & Co. Ltd. She was previously a Non-Executive Director of Stagecoach Group plc, Gategroup AG, Cineworld plc and DFS Furniture plc and Senior Independent Director of easyJet plc. Julie is a Chartered Accountant, having trained with Price Waterhouse, and has a BA (Hons) in Economics from Cambridge University.

Current external commitments
- Non-Executive Director and Chair of the Audit Committee, NXP Semiconductors N.V. (Netherlands)
- Non-Executive Director and Chair of the Audit Committee, Ocado Group plc
- Non-Executive Director and Chair Designate of RWS Holdings plc

8. Cathy Turner N R

Non-Executive Director

Appointed: April 2020

Skills, experience and contribution
Cathy is an experienced Non-Executive Director with significant business leadership experience plus a deep knowledge of HR and remuneration matters. Her executive career, at executive committee level at Barclays plc and Lloyds Banking Group plc, has included responsibility for strategy, investor relations, HR, corporate affairs, legal, internal audit, brand and marketing. She brings deep experience of leading international customer-focused businesses, operating in complex, highly regulated industries and navigating highly challenging environments such as the 2008 financial crisis.

Her earlier career was in consulting and manufacturing and included roles with major audit and consultancy firms. She was previously a Non-Executive Director of Quilter plc, Aldermore Bank plc and Motonovo Finance Limited and a Trustee of Gurkha Welfare Trust. Cathy graduated in Economics from Lancaster University. She is a partner at the senior advisory organisation, Manchester Square Partners.

Current external commitments
- Non-Executive Director, Lloyds Banking Group plc
- Non-Executive Director and Chair of the Remuneration Committee, Spectris plc
- Partner, Manchester Square Partners

9. Linda Yueh CBE A N R

Non-Executive Director

Appointed: November 2017

Skills, experience and contribution
As an economist, corporate lawyer and financial broadcaster, Linda brings a diverse range of skills to the Board, including strong commercial experience gained through her work in corporate law and previous non-executive positions, as well as deep insights into the economic environments in the markets in which Rentokil Initial operates, including key emerging and rapidly developing markets.

Linda obtained a BA at Yale University; Master's at Harvard University; Juris Doctorate at New York University; and an MA and doctorate at Oxford University. Linda is a fellow at St Edmund Hall, Oxford University and an Adjunct Professor of Economics at London Business School. She was Visiting Professor at the London School of Economics and Political Science (LSE). Linda is an Adviser to the UK Board of Trade and was a member of the Independent Review Panel on Ring-fencing and Proprietary Trading of the UK Treasury. She has acted in various advisory roles, including for the World Bank and the European Commission. Until December 2022, Linda was a Trustee of Malaria No More UK and the Senior Independent Director of Fidelity China Special Situations plc.

Current external commitments
- Trustee of The Coutts Foundation
- Chair of the Royal Commonwealth Society
- Chair of The Schiehallion Fund Limited and Chair of the Nomination Committee
- Non-Executive Director, SEGRO plc
- Non-Executive Director, Standard Chartered plc

Company Secretary



Catherine Stead was appointed Company Secretary in April 2022. A graduate of the University of Glasgow, she also has an MSc in Development Studies from the School of Oriental and African Studies, University of London. A Chartered Company Secretary with more than 15 years' experience of working in FTSE 350 companies, Catherine is a fellow of the Corporate Governance Institute.

Executive Leadership Team

The Executive Leadership Team (ELT) supports the Chief Executive in managing the business at Group level, overseeing safety, performance, operational plans and actions, governance and risk management.

Andy Ransom and Stuart Ingall-Tombs are also members of the ELT. Their biographical information can be found on page 74. The Chief Executive chairs the ELT, which meets fortnightly, and the Regional Managing Director of our Latin America region also attends all meetings.



3. Vanessa Evans
Group HR Director

Appointed: January 2016

Role: As Group HR Director, Vanessa leads a team responsible for shaping and executing our Employer of Choice (EoC) strategy, ensuring that we can attract, recruit, train, engage, reward and retain the talent we need to deliver on our business strategy and results.

Skills and experience: Vanessa has had a successful career with some of the world's best-known consumer brands. She brings valuable business experience and expertise in human resources management. She joined Rentokil Initial from RSA Group plc where she was Group HR, Communications and Customer Director. Prior to that, Vanessa was Global HR Director at Lego and Head of UK HR at GAP. She is a Fellow of the Chartered Institute of Personnel and Development and holds a BA (Hons) in Geography from Bulmershe College, University of Reading. Vanessa is currently a Non-Executive Director of Care UK.

4. Mark Gillespie
Managing Director, Asia & MENAT

Appointed: April 2022

Role: Mark oversees our businesses throughout the Asia & MENAT region.

Skills and experience: Mark joined Rentokil Initial in 2004, as the Group Director of Internal Audit & Risk Management. Since then he has held various senior roles in Finance and General Management. Prior to his most recent appointment to Managing Director, Asia & MENAT, he was the Regional Managing Director for the Rest of World region, doubling the size of Rentokil Initial's presence in that region during his tenure. Mark has extensive finance, general management and M&A experience from his time at Rentokil Initial, and in previous senior roles in companies such as Honeywell and Pfizer.

He holds a BA Honours degree in Accounting and Finance from Manchester Metropolitan University, is qualified as a Chartered Accountant with BDO Stoy Hayward and is a Member of the Institute of Chartered Accountants in England and Wales.

1. Gary Booker
Chief Marketing, Innovation and Strategy Officer

Appointed: January 2018

Role: As Chief Marketing, Innovation and Strategy Officer, Gary has overall responsibility for business strategy, brand, innovation, digital, global account sales and global marketing for commercial and residential customers.

Skills and experience: Gary's career includes former CEO and General Manager positions as well as strategy and innovation leadership roles for several high-profile businesses, including Dixons Carphone, where he was Chief Marketing Officer and oversaw its Currys and PC World brands; O2 (Telefónica) in the UK; and Electronic Arts in San Francisco, where he gained strong experience across mobile and digital marketing. Prior to that, Gary held senior roles at Dunlop Slazenger and Unipart. Gary holds an MBA in Strategic Marketing and a BSc (Hons) in Business Studies, Law and Psychology.

2. Rachel Canham
Group General Counsel

Appointed: April 2022

Role: As Group General Counsel, Rachel has responsibility for legal, corporate governance and data privacy across the Group.

Skills and experience: Rachel joined Rentokil Initial as Group General Counsel in April 2022. Rachel is an experienced corporate and commercial lawyer. Prior to joining Rentokil Initial, Rachel spent 10 years at BT Group plc where she performed various roles, including General Counsel of its Enterprise division, Company Secretary, Chief Counsel for Mergers & Acquisitions, and Senior Commercial Lawyer. Before that, Rachel was a corporate lawyer at US law firm Latham & Watkins and at Dickson Minto W.S. Rachel is a graduate of Edinburgh University (LLB) and a qualified solicitor in England and Wales and Scotland.

ELT changes in 2022
Paul Cochrane, Managing Director, Asia, retired at the end of March 2022 and Mark Gillespie, previously Managing Director for Rest of World, succeeded him as Managing Director, Asia & MENAT. In addition, Daragh Fagan retired as Group General Counsel and Company Secretary at the end of March 2022. Rachel Canham joined the ELT as Group General Counsel in April 2022. Brett Ponton joined the ELT in October 2022 following the acquisition of Terminix.

5. Chris Hunt
Group M&A Director

Appointed: July 2019

Role: Chris leads Rentokil Initial's efforts to identify, evaluate, negotiate and integrate acquisitions and disposals, ensuring that the deals add value.

Skills and experience: Chris joined Rentokil Initial in 2012 as Group M&A Director and has completed more than 300 deals for the Group. Prior to joining Rentokil Initial, Chris held various senior roles at AstraZeneca plc, including Head of Finance at AZ UK's Marketing Company, Corporate Strategy Director and Group M&A Director, and prior to that was a Director at KPMG Transaction Services. Chris has extensive operational finance, business development and corporate finance experience. He is a Chartered Accountant and sits on the ICAEW's Corporate Finance Faculty Board. He holds a BA (Hons) in Accounting and Computing from the University of Kent, Canterbury.

6. Alain Moffroid
Managing Director, Europe

Appointed: March 2016

Role: Alain oversees our businesses throughout the Europe region.

Skills and experience: Alain joined Rentokil Initial in 2013 as Managing Director, Pacific and became Managing Director, Europe in September 2019. He joined from Unilever where he held a number of senior roles across multiple geographies. He has significant experience in marketing, sales and business development acquired during 23 years with Unilever in Europe, Asia and Pacific. Alain is a dual national Belgian/Australian and is fluent in English, French and Dutch. He holds an MSc in Business from the Solvay Brussels School of Economics and Management.

7. John Myers
CEO, US Pest Control

Appointed: October 2013

Role: John oversees our businesses throughout the North America region.

Skills and experience: John joined Rentokil Initial in 2008 as President and Chief Executive of the Pest Control division in North America. Previously, John held various senior management roles at Cintas Corporation. Prior to that, he was President and Chief Executive at BioQuest LLC. John has a diverse business background, with extensive sales, marketing and business strategy experience. He is a graduate of the University of Vermont, where he earned a Bachelor's degree in Business Administration. He also holds an MBA from Mercer University in Atlanta. John is a Non-Executive Director of Strikepoint Group Holdings, LLC.

8. Brett Ponton
CEO North America

Appointed: October 2022

Role: As CEO of North America, Brett has overall responsibility for the operations in the region, including the important integration of the combined Rentokil Initial and Terminix business assets in the region.

Skills and experience: Brett joined Rentokil Initial in October 2022 with the acquisition of Terminix Global Holdings, Inc. He began his tenure as CEO and a director of the US listed company, Terminix, in September 2020. Brett has nearly 25 years of experience with distributed service organisations, having led publicly traded, privately owned and franchise-operated businesses. Prior to Terminix, Brett led Monro, Inc. (NASDAQ: MNRO) as the President and CEO of the largest independent operator in the automotive services sector. Previous CEO positions also included American Driveline Systems and Heartland Automotive. Earlier in his career he served as Managing Director, Asia Pacific for Veyance Technologies – an engineered products business based in Shanghai, China and Melbourne, Australia.

Brett began his career at Goodyear Tire & Rubber Co., where he rose through the ranks over 16 years to Vice President, Marketing. He holds a Bachelor of Science, Finance qualification from the University of Nebraska.

9. Mark Purcell
Chief Information Officer (CIO)

Appointed: April 2019

Role: Mark's role is to ensure a 'safe and secure first' approach is applied to Rentokil Initial's global IT systems and infrastructure. With his team, he works alongside the regional and functional teams to ensure that the IT strategy and investment is aligned to business priorities.

Skills and experience: Mark joined Rentokil Initial in 1988. He later became Global IT Delivery Director, UK Hygiene and Textiles IT Director, Pest Control and Ambius Division IT Director, IT Director for UK & Rest of World, and then CIO Europe, before becoming Group CIO in April 2019. Mark has significant experience in business transformation, change management and project/programme management, as well as expertise in M&A integration. Mark's early career was with the Civil Service, where he held an executive officer position in IT.

10. Andrew Stone
Managing Director, Pacific

Appointed: September 2019

Role: Andrew oversees our businesses throughout the Pacific region.

Skills and experience: Andrew joined Rentokil Initial in 2013 as Finance Director, Pacific, before becoming Managing Director, Pacific in September 2019. Previously, Andrew had held a number of senior finance and sales roles at Unilever within Australasia. He has extensive commercial, finance and supply chain experience.

Andrew is a Certified Practising Accountant and earned Bachelor degrees in Economics and Law from Sydney University. Additionally, he holds a Master's of Management from Macquarie Graduate School of Management and a Master's of Professional Accounting from Southern Cross University.

11. Brian Webb
Group Operations Excellence Director

Appointed: August 2019

Role: Brian leads the Global Procurement, Supply Chain and Logistics functions, as well as being responsible for product quality, safety and technical governance. He and his team also work closely with the regional and functional teams to drive the environmental and sustainability agenda across the Group.

Skills and experience: Brian joined Rentokil Initial in 2011 as Supply Chain Director for Hygiene and Pest Control and has gained additional functional responsibilities over the years. He was appointed to the Executive Leadership team in 2019. His career has included roles in design and project engineering, production management and operations in the petrochemical, food, beverage and personal care sectors at global companies including Sasol, SABMiller, Mars Confectionery and Sara Lee.

Brian is a Chartered Engineer (CEng) with an MSc in Engineering from Witwatersrand University (South Africa) and an MBA from Henley Management College (UK).

12. Phill Wood
Managing Director, UK & Sub-Saharan Africa

Appointed: October 2013

Role: Phill oversees our businesses throughout the UK & Sub-Saharan Africa region.

Skills and experience: Phill joined Rentokil Initial in 2006, holding various senior Pest Control roles in Europe before his appointment to lead the UK businesses – Pest Control and Hygiene in 2009. He became Managing Director of UK & Rest of World in 2013. Prior to joining Rentokil Initial, Phill held a number of top management positions at Lex Services/RAC plc where he served for 15 years. Phill has extensive commercial and business development experience. He is a Chartered Management Accountant and holds a BSc (Hons) in Management Science from Loughborough University.

Corporate Governance Report

Statement of compliance

The principal governance framework applying to the Company is the UK Corporate Governance Code, the latest edition of which was published in July 2018 (the Code). The Code is published by the Financial Reporting Council (FRC) and the full text is available on its website at **frc.org.uk**.

The Company has complied throughout 2022 with all the provisions in the Code other than provision 38, which relates to the pension contribution rates for Executive Directors. A full explanation is provided in the Remuneration section below.

Information on how the Company has applied the principles and complied with the supporting provisions during the year can be found throughout the Annual Report. We have set out below an overview of how the Company has applied the Code Principles in 2022 with links to relevant sections in the report.

Statement of application of Code principles

1 Board leadership and company purpose

Long-term value

The Directors of the Company are outlined on pages 74 and 75.

Our business model is explained on pages 18 and 19, our strategic priorities are on pages 20 and 21, and our strategy by category can be found on pages 32 and 33 and pages 40 and 41.

Principal risks are listed on pages 65 to 69. A description of how the Board has considered these risks throughout the year is provided on pages 81 to 87.

Purpose and culture

Our purpose and values are described on page 3 and our culture is summarised on pages 50 and 51. An outline of the Board's ongoing monitoring of the Company's culture and values is provided on pages 90 and 91.

Stakeholders

Our key stakeholders are set out on pages 46 and 47 in the Strategic Report. The section 172(1) statement on how the Directors, when discharging their duties, have had regard to stakeholders can be found on page 45. Examples of how the Board considers the views of key stakeholders are provided on pages 88 to 90.

2 Division of responsibilities

Role and independence of Directors

At least half the Board, excluding the Chairman, are considered independent. Full details are provided on page 91.

Board and Committee meetings

A table providing details of the number of meetings and Director attendance for the Board and the Audit, Nomination and Remuneration Committee meetings held during 2022 can be found on page 79.

Directors' significant external commitments

Details of the Board's current external commitments are included in their biographies on pages 74 and 75. The significant external appointments considered during the year are on page 79, where the Board's approach to assessing external commitments is also set out.

3 Composition, succession and evaluation

The Nomination Committee Report is on pages 103 to 107.

Diversity and inclusion

Our diversity policy and key measurements are detailed in the Responsible Business section on page 51. The Board has oversight of our diversity and inclusion policy, and details of this oversight together with the Board diversity policy are included in the Nomination Committee Report on pages 105 to 107.

Director appointment and succession planning

Full details of the Nomination Committee's responsibility for ensuring the correct mix of skills, experience and knowledge, and oversight of succession planning are provided in the Nomination Committee Report on pages 103 to 107.

Board evaluation

An annual review is undertaken by the Board, Board Committees and individual Directors. The process undertaken in 2022 and early 2023 is described in the Corporate Governance Report on pages 92 and 93.

4 Audit, risk and internal control

The Audit Committee Report can be found on pages 95 to 102.

Risk reporting

Our approach to risk management and internal control together with the Group's risks is set out on pages 63 to 69. The Board's oversight of risk management and the internal control framework is summarised on page 94 with further details on risks and controls provided in the Audit Committee Report on pages 101 and 102.

Other reporting requirements

The Board's approach to secure a fair, balanced and understandable report is provided on page 94. The going concern statement is reported on page 218 and the viability statement is on page 70.

The statement of Directors' responsibilities is on page 218.

5 Remuneration

The Remuneration Committee Report can be found on pages 108 to 129.

The current Directors' Remuneration Policy was approved by shareholders at our Annual General Meeting (AGM) in May 2021. Details of how the policy was applied during 2022 and how the Remuneration Committee has undertaken its duties can be found in the Directors' Remuneration Report. A copy of the policy can be found on our website.

Provision 38 of the Code states that the pension contribution rates for Executive Directors, or payments in lieu, should be aligned with those available to the workforce. With the adoption of our Directors' Remuneration Policy following our AGM in May 2021, the pension entitlement for new Executive Directors is in line with the UK workforce, currently 3% of base salary. However, our Chief Executive was already in role at the time of the introduction of the new Code, with a contract that entitled him to a pension equal to 25% of his salary. As previously communicated, despite existing contractual obligations, the Remuneration Committee reached an agreement whereby the Chief Executive's pension contribution would be frozen at the 2019 amount and then reduced to be in line with the wider workforce by the end of 2022. As such, we were not fully compliant with provision 38 for the entirety of 2022 but now are so, and we expect to comply with provision 38 throughout 2023 and in future years.

Board composition

The Board currently has nine members comprising a Non-Executive Chairman, two Executive Directors and six Non-Executive Directors, whose key responsibilities are set out on page 91. They receive advice and support from the Company Secretary and the Group General Counsel. Full details of the Board members who served during 2022, and in 2023 to the date of this report, are on pages 74 and 75.

Non-Executive Directors have regular opportunities to meet members of the Executive Leadership Team (see pages 76 and 77) and other members of senior management and also have at least one meeting during the year with the Chairman to facilitate discussion without executive management present. In 2022, the Non-Executive Directors met with the Chairman twice without management present. A Nomination Committee, comprising all the independent Non-Executive Directors and chaired by the Chairman, is responsible for managing the appointment process, as part of a formal, rigorous and transparent procedure for appointing Directors.

David Frear joined as a Non-Executive Director on 12 October 2022 following the Company's acquisition of Terminix. Details of the recruitment process undertaken can be found on page 104. He became a member of the Nomination Committee and Remuneration Committee from his date of appointment.

Sally Johnson will join the Board as a Non-Executive Director on 1 April 2023 and will become a member of the Nomination and Audit Committees from the same date. Julie Southern, having served almost nine years as a Non-Executive Director, will step down from the Board on 10 May 2023. Sally will succeed her as Audit Committee Chair from this date. See pages 104 and 105 for full details.

Further information on appointment and succession planning is provided in the Nomination Committee Report on pages 103 to 107. The Board considers that it and its Committees have an appropriate composition to discharge their duties effectively.

The Board keeps its membership, and that of its Committees, under review in order to maintain an ongoing and appropriate balance.

Meetings and attendance

The Board met a total of eight times during the year. A committee of the Board met four times for scheduled meetings in relation to the release of financial results and trading updates. In addition, a Board Transaction Committee was formed with authority from the Board to approve elements of the proposed Terminix acquisition. As detailed on pages 84 and 85, this Committee met six times in 2022. The membership and attendance at Board and Committee meetings during 2022 is shown below.

Sarosh Mistry was unable to join a Nomination Committee meeting and a Board meeting during the year due to conflicting commitments which could not be rearranged. In addition, it was agreed prior to his appointment that David Frear would be unable to attend his first Board meeting following his appointment due to a prior commitment. While we endeavour to avoid conflicts with other commitments of Board members by setting our calendar up to three years in advance, it is sometimes impossible to avoid, especially with a new appointment.

Where Directors are unable to attend meetings, they will still receive papers in advance of the meetings and the Chairman or Committee Chair would seek the individuals' views ahead of the meetings and brief them on the outcome. We believe that all Directors have sufficient capacity to perform their roles effectively. Our position on the external commitments of the members of the Board is set out below.

External commitments

All Directors may accept positions on other boards, if they can demonstrate that the additional commitments will not compromise their time commitment to us or represent a conflict of interest. Any new external appointment must be approved by the Board having given due consideration to the nature of the appointment and the anticipated time

commitment. The significant external commitments of the Directors can be found in their biographical information on pages 74 and 75.

We consider significant appointments, as referred to in Principle 15 of the Code, to be either a role with a listed company or a role with a time commitment equal to or greater than their time commitment with us. Currently, Non-Executive Directors are required to commit to us at least 20 days a year, and the Chairman an average of two days a week. The significant external appointments considered and approved by the Board during 2022 were as follows:

- ❯ Julie Southern's appointment as a Non-Executive Director and Chair Designate of RWS Holdings plc in July 2022
- ❯ Cathy Turner's appointment as a Non-Executive Director of Lloyds Banking Group plc in November 2022
- ❯ Linda Yueh's appointment as a Non-Executive Director of Standard Chartered Bank in January 2023

We monitor, in line with published investor guidance, the issue of Board Directors becoming over-committed by taking on too many potentially onerous positions (otherwise referred to as 'overboarding'), and the need to remain flexible to deal with unforeseen circumstances.

The fact that some of the members of the Board hold multiple non-executive positions has not presented any problems regarding their ability to manage potentially competing demands for their time. In addition to published investor guidance, the Board considers a Director's time commitment in aggregate and takes into account whether a Non-Executive Director holds any executive appointments. Full attendance details can be found below.

Non-Executive Directors' Terms Committee

The Board has an established committee of the Board to approve the fees and other benefits of Non-Executive Directors and to approve on behalf of the Board minor changes in appointment terms (other than the Chair of the Board). The committee is comprised of the Chair of the Board, the Chief Executive and the Chief Financial Officer. It met once during 2022 to consider the fees of the Non-Executive Directors. The Remuneration Committee considered the fee of the Chairman at its meeting in September 2022. The outcome of this review can be found in the Directors' Remuneration Report on page 119.

Board and Committee attendance at meetings held in 2022

	Board	Audit Committee	Nomination Committee	Remuneration Committee	Overall attended
David Frear[1]	1/2	–	–	1/1	67%
Stuart Ingall-Tombs	8/8	–	–	–	100%
Sarosh Mistry	7/8	–	3/4	5/5	88%
John Pettigrew	8/8	6/6	4/4	–	100%
Andy Ransom	8/8	–	–	–	100%
Richard Solomons	8/8	–	4/4	–	100%
Cathy Turner	8/8	–	4/4	5/5	100%
Julie Southern	8/8	6/6	4/4	5/5	100%
Linda Yueh	8/8	6/6	4/4	5/5	100%

1. David Frear was appointed as a Director on 12 October 2022.

Governance framework

The Board

The Board's role is to set the strategy to create sustainable, long-term value for shareholders and other stakeholders. It governs within a framework of prudent and effective controls that enable it to manage and assess risk. The Board strives to operate in a constructive, ethical and transparent manner at all times, and to set the tone for the rest of the business.

Matters reserved for the approval of the Board are set out in writing and reviewed annually. They are available to view on our website.

Biographies on pages **74** and **75**   Strategic priorities on pages **20** and **21**   Key activities during 2022 on pages **81** to **85**

INFORMING ↓   ↑ REPORTING

Board Committees

Audit Committee

Provides effective financial governance and oversees the Group's financial and narrative reporting, risk management and internal control environment, and the external and internal audit process.

Find out more on pages **95** to **102**

Nomination Committee

Ensures the correct balance, structure and composition of the Board and its Committees, and reviews Board and executive succession planning, talent programmes, and diversity and inclusion.

Find out more on pages **103** to **107**

Remuneration Committee

Reviews and agrees with the Board the remuneration framework, determines the remuneration packages of the Executive Directors and senior management, and considers workforce remuneration arrangements.

Find out more on pages **108** to **129**

INFORMING ↓   ↑ REPORTING

Chief Executive and the Executive Leadership Team (ELT)

The Board delegates the execution of the Company's strategy and the day-to-day management of the business to the Chief Executive. The Chief Executive cascades authority to the ELT and wider management team through a documented Group Authority Schedule, which the Board reviews annually. The ELT also manages environmental, social and governance matters.

Q&A with our Chief Executive on pages **12** and **13**   Biographies on pages **74** to **77**

INFORMING ↓   ↑ REPORTING

Management Committees

Operating under delegated authority by the Board to the Chief Executive and Chief Financial Officer, these Committees each have specific remits and authority to approve decisions within set limits.

Disclosure Committee

Comprising the Chief Executive, Chief Financial Officer, Group Financial Controller and the Group General Counsel, it supports the Board's responsibility for the accuracy and timeliness of external disclosures and compliance with the Market Abuse Regulation.

Treasury Committee

Comprising the Chief Financial Officer, the Group Treasurer and Group Financial Controller, it reviews and approves the capital structure and financing strategy, as well as risk and cash management.

Group Risk Committee

Comprising the Chief Financial Officer and six other functional executives, it monitors the internal control environment and emerging external risks, and reviews internal policies and procedures for identifying, assessing and reporting risks, meeting quarterly. Details of its discussions are reported to the Audit Committee.

Investment Committee

Comprising the Chief Executive, Chief Financial Officer, Group Financial Controller and the Group General Counsel, it reviews and approves investments below the threshold requiring Board approval, including M&A and expenditure on property and environmental remediation. It also conducts post-acquisition reviews of completed M&A transactions and reviews material litigation quarterly.

This governance framework provides the Board with confidence that the appropriate decisions are taken at the appropriate levels, and further allows the Board to ensure it meets its obligations to our shareholders and other stakeholders. Our shareholders and other key stakeholders can play an important role in our governance framework. For details on how we engage with them, see pages 46 and 88.

Board activities in 2022

In order to discharge responsible leadership and optimise the breadth of Board oversight, the Board conducts discussions at formal meetings facilitated by carefully structured agendas which are agreed in advance by the Chairman, in conjunction with the Chief Executive and Company Secretary. A review of safety, health and environmental performance is typically at the top of the agenda at scheduled meetings, where the Chairs of our Board Committees also provide verbal reports on the proceedings of those meetings, highlighting key discussion points and particular concerns for the Board's attention. Other standing agenda items comprise reports on operational and financial performance, and legal and governance updates, together with some deep dives into areas of strategic importance and risk. The details of non-exhaustive matters receiving Board attention at meetings in 2022 are set out below.

As an acknowledgement of the value of understanding the views of our stakeholders and their importance in the ability to deliver our strategy and purpose, the Board takes into account the Group's key stakeholders and their diverse perspectives as part of the Board's discussions. Detailed examples of this approach in relation to principal decisions taken by the Board during the year can be found on pages 86 and 87.

Individual directors undertaking activities on behalf of the Board update the Board accordingly. Examples of such engagement can be found on pages 88 to 90.

Full details of the Board's activities in relation to the Terminix acquisition can be found on pages 84 and 85.

📄 The ❶ – ❼ icons used in this section correspond to our strategic priorities as set out on pages **20** and **21**

Board activities in 2022	**Strategy**	**Strategic priorities** ❶❷❸❹❻
Throughout the year, the Board monitors the Group's performance against the strategy defined following the annual strategy review discussions. Strategy updates provided to the Board include reports by the Chief Executive at each scheduled Board meeting, performance management reports from the Chief Financial Officer on financial and non-financial key performance indicators (KPIs), and the conduct of regional business and functional reviews. The Chief Executive provides an overview of health and safety results, operational business performance, investor relations, M&A, competitor activity and people matters. Strategic reviews undertaken during the year include a review in February of the Group's path to net zero and the progress of regional sustainability plans to achieve agreed targets by 2025, including reductions in emissions derived from fumigation, vehicles and energy (see the Responsible Business section on pages 54 to 60 for more information).	The Head of Investor Relations presented to the Board in July 2023, where the Board considered the Investor Relations function, the composition of the Company's share register and planned investor engagement activities. In 2022, the Board undertook regional deep dives with the management teams for North America, Europe, Asia & MENAT, and the UK and Sub-Saharan Africa regions. These provide an overview of operational performance and future strategy for the region. The deep dives highlight specific areas of progress or challenge and allow the Board the opportunity to gain further knowledge and engage with the leadership team in the region on particular areas of focus. In June, the Board overseas visit was held in New York during which activities focused on strategic developments and plans for the North America region and the progress of the acquisition of Terminix as detailed below.	A comprehensive review of the medium-term strategic plan for the enlarged Group was undertaken in November 2022 at the annual strategy day, following the acquisition of Terminix in the prior month. The strategy day consisted of presentations held over two days, which included a session on digital marketing and a presentation from the Company's brokers on the market perspective. The Board receives regular reports that enable it to assess culture as it evolves within the Group, to ensure it is aligned with strategy and the Group's purpose (see page 3). In 2022, this included the relaunch of the Company's mission, vision and values. Customer and supplier contracts over an agreed threshold are also reviewed and approved by the Board. In November, the Board approved a supplier contract for the provision of fleet services to the combined North America fleet comprising approximately 20,000 vehicles (see page 87).

Strategic deep dive

Board's North America visit

In June 2022, the Board travelled to New York to hold its Board meeting and strategic sessions with the North America leadership team. This allowed the Board to review the Group's strategic performance and outlook in the region with a view to optimising the combined resources of the enlarged Group on completion of the acquisition of Terminix. The meetings were held over two days, and during in-depth strategy sessions the Board received an overview of the North America business, with particular focus on integration planning and other strategically important areas. Presentations to the Board on the North America Pest Control market comprised an in-depth look at the US commercial, residential and termite markets, customer expectations, growth drivers and market strategy.

The Board also focused on the timeline for the acquisition of Terminix and related topics leading up to completion and integration into the combined Group. The Board considered the opportunity to adopt a best of breed approach for the joint leadership team and the combined US business. Other presentations and discussions included the North America field operations, value creation, the rationalisation of the branch network and synergy delivery.

Marketing and innovation discussions were held with a focus on branding and the Board also considered the new North America Innovation Centre for termite and residential pest control (see page 32). Other operational matters receiving Board attention included presentations on the plan to deliver IT enablers for world-class performance and the building of a world-class procurement capability.



Corporate Governance Report
continued

Board activities in 2022	Safety, health and environment	Strategic priorities 7

A review of safety, health and environmental (SHE) performance is the top item on the agenda of each scheduled Board meeting, a practice mirrored at ELT meetings.

Updates are provided from management on health and safety performance, including KPIs, and consideration of any serious incidents during the period, identifying any root causes and actions or learnings as a result.

Following the introduction of SHE Leading Indicators in Q1 2021, to complement our longstanding lost time accident (LTA) and working days lost (WDL) KPIs (see page 22), the Board has now established the practice of reviewing these twice a year.

The initial three leading indicators focused on our more hazardous activities, such as fumigation, being consistently measured across the Group. Other indicators reported on include compliance with key safety training.

The Board considers major incidents that have occurred during the year. In 2022, regrettably there were two colleague fatalities as a result of road traffic accidents. Following a Board discussion on safety incidents involving motor vehicles, the Chief Executive implemented a process to ensure that, in addition to existing training, safety management training included driver safety training.

Throughout 2022, the Board considered our broader sustainability strategy with a more detailed update provided at the strategy day in November. The Board considered current activities within the business to deliver our environmental plan. The Board also considered external reporting and questions that the Company receives from investors and analysts in relation to ESG matters.

Board activities in 2022	Governance and compliance	Strategic priorities 1 7

The Board received recommendations from the Nomination Committee on the approvals for Director changes or their tenure during 2022, including the appointment of David Frear as set out on page 104. A Board evaluation process is also undertaken annually as detailed on page 92. The Board receives regular updates from the Chief Executive on any changes to senior management or the governance framework. The Board approved the change in Company Secretary at its meeting in February 2022.

Following on from the success of the first hybrid AGM in 2021, and having considered the options available, the Board supported the holding of a second hybrid AGM in May 2022 (see page 88).

Governance procedures and practices are closely monitored by the Board which also has oversight of forthcoming governance developments or regulatory changes, supported by biannual briefings from the Company Secretary. In 2022, the Board spent time considering the outcomes of the Department for Business, Energy and Industrial Strategy (BEIS) consultation on audit and corporate governance reform and the Position Paper which set out how the Financial Reporting Council (FRC) will support the Government's reforms. Other updates related to the Economic Crime Act 2022, climate reporting, the Listing Rules and the Market Abuse Regulation.

Ahead of the completion of the acquisition of Terminix, the Board undertook a review of the Company's key governance documents, including its share dealing policies and disclosure policy, and incorporated updates to reflect new requirements following the listing of our ADSs on the New York Stock Exchange.

In December, the Board approved an updated schedule of governance procedures and practices, including the adoption of updated Committees' terms of reference following a review in preparation for the Company's compliance obligations under Sarbanes Oxley.

The Group HR Director provides updates twice a year on workforce engagement, culture and our Employer of Choice agenda. Details of the update in December 2022 can be found below.

Strategic deep dive

Culture and workforce engagement

As part of its review of the Group's Employer of Choice programme, the Board considered an update in December from the Group HR Director on colleague culture and engagement, focusing on retention priorities and the building of a best of breed team while managing, following the acquisition of Terminix, the significant growth in the combined Group's number of colleagues to more than 58,000 colleagues spanning 91 countries. Within the context of external factors continuing to influence the employment landscape, the Board considered the combined Group's retention performance and the contributing forces driving attraction and retention.

The Board considered the various elements of a colleague retention toolkit, which had been built to support regional teams. These elements included career development, high engagement and referral awards. As part of enhancing development in 2022, the Board also received an update on the Group's first Career & Learning Festival held in September.

The Board considered the delivery of targeted strategies in regions to improve retention levels. Case studies included a campaign to recruit older workers in the Netherlands and the promotion of a diversified, inclusive and equal work environment in Asia to increase female pest technician levels.

The Board's culture update included a follow-up from the results of the YVC survey which, as reported in the 2021 Annual Report, were provided to the Board in early 2022. This provided some additional analysis, particularly to understand engagement and motivation levels better. Examples of action areas across the regions as a result of the YVC survey include improving reward and recognition programmes, management training programmes being extended, and the creation of action plans to address other key feedback areas.



Board activities in 2022	**Mergers and acquisitions (M&A)**	**Strategic priorities ③ ⑤**

As set out on pages 84 and 85, a large proportion of the Board's focus in 2022 was on the acquisition of Terminix, driving and supporting it to completion.

The Board receives updates on current M&A activity from the Chief Executive as part of his report to the Board at each scheduled meeting. The Group acquired 52 businesses in 2022 in addition to Terminix.

Regular updates are also included on the status of the M&A pipeline. Transactions of a significant size or which involve the Group entering a new territory or business line are reviewed and approved by the Board.

During 2022, the Board approved seven acquisitions in addition to the Terminix transaction. The Board monitors its competitors on an ongoing basis.

Twice a year, the Board undertakes a post-investment review of acquisitions in aggregate to evaluate the performance of the total investment in acquisitions which completed in the prior 12–30 months, including the delivery against business cases and execution of integration plans. These continue to indicate ongoing rigour and aggregate performance of the M&A strategy against investment criteria and key metrics.

Board activities in 2022	**Financial management**	**Strategic priorities ② ③ ④ ⑤ ⑥**

In January, the Board reviewed and approved the annual operating plan for 2022.

At each meeting, the Chief Financial Officer updates the Board on the financial performance of the Group.

During the year, the Board reviews the reporting of the financial performance and approves the financial results and regulatory announcements. In December, the Board also considered an overview of the process and timeframe for the year end reporting and the filing of the Form 20-F with the Securities and Exchange Commission (SEC) for the first time following listing on the NYSE.

The Board reviews the Group's capital structure, including financing needs and funding, as well as capital allocation throughout the year.

In February, the Board approved funding in relation to the acquisition of Terminix. This included the amendment, extension and increase of the Revolving Credit Facility and the acquisition facility agreement. As detailed on page 87, this was further considered by the Board in May. In September, the Board considered and approved further funding in connection with the acquisition of Terminix, including the repayment of term loans.

Concerning capital structure, the Board approved, in February, the issue of new ordinary shares to satisfy the 2019 Performance Share Plan awards due to vest in 2022. In September, the Board approved the further issue of 10,500,000 new ordinary shares in order to satisfy Terminix share awards that were adopted on completion of the acquisition.

Further information on the Company's capital structure can be found on page 216.

The Board also recommended for shareholder approval the issue of new shares to satisfy in part the acquisition of Terminix (see pages 85 and 170 for full details).

Having considered the Group's dividend policy and the financial performance of the Group, the Board approved an interim dividend for 2022 of 2.4p and is recommending a final dividend for 2022 of 5.15p per share. This equates to a full-year dividend of 7.55p per share, an increase of 18.2% compared with 2021.

The Board reviews the Company's treasury policy and tax strategy annually and the current tax strategy, which was approved in December 2022, is available on the Company's website.

Board activities in 2022	**Risk monitoring and oversight**	**Strategic priorities ① ⑦**

Risk management and internal controls effectiveness are considered by the Board throughout the year as part of its review of business strategy and performance, and in its regular engagement and consultations with executive management. The Audit Committee also updates the Board and gives it assurance that risks are being identified, effectively managed and mitigated. The Board undertook a review of the effectiveness of the Group's risk management and internal controls

systems in line with Sarbanes Oxley requirements and material weaknesses were identified relating to IT general controls and aspects of management's overall system of financial controls (lack of sufficient technical accounting knowledge, segregation of duties, management review controls). The Board has reviewed the remediation plans that form part of management's SOX implementation programme and is satisfied they will address the potential weaknesses identified.

It also reviewed the Speak Up process and reports received in 2022.

Other areas of focus include an annual briefing on IT security, which was provided in December as set out below. The Board also receives quarterly summaries of ongoing material litigation and claims within the Group. Consideration given to potential risks arising from the Terminix acquisition is detailed overleaf.

Strategic deep dive

Cyber security

In December 2022, the Board received an update from the Chief Information Officer, the Global Head of Information Security and the Group Information Security Officer on the Group's IT security arrangements and external cyber risk. The presentation provided the Board with oversight of the status of cyber security resilience across the combined Group and included progress and achievements in 2022, the current threat landscape and the high level plans for information security in place to address the risk profile through to 2023.

In 2022, the Group adhered to advice from UK and US cyber security agencies on the need to operate at a level of heightened awareness of risk and threats linked to political conflicts. While there have been three separate cyber attacks during 2022, these were successfully mitigated (see page 101).

Our investment in IT security is maintained and kept fit for purpose to protect the cyber resilience of our systems and to ensure that services are available at an appropriate level sustained by continual monitoring of our cyber status. Through the penetration testing exercises we run on our detection and response capability and the information security awareness programme we provide, we have been successful in reducing security incidents. In 2022, these included phishing simulation exercises over 10 separate campaigns to an audience of approximately 15,000 colleagues per simulation, as well as workshops and online training facilities. Annual information security training programmes are also run for critical roles.

Details of external collaboration and initiatives were shared with the Board to demonstrate the Group's participation in the wider cyber security space to exchange knowledge and information. We continue to monitor external ratings using the Assessment of Business Cyber Risk framework provided by the US Chamber of Commerce and benchmark our cyber security wherever possible. To ensure that we are adequately protected, the Group has a cyber risk insurance policy in place.

The Board also reviewed the plan for 2023 and the ongoing information security strategy considering key themes to manage current and emerging threats in order to keep the business secure, and to build and deliver the world-class information security service required as the combined Group continues to grow.

Board activities: Acquisition of Terminix

A key area of focus for the Board in 2022 was the acquisition of Terminix, which was successfully completed in October 2022. The transaction was announced in December 2021, and in 2022 the business worked towards completing the deal, obtaining the necessary regulatory and shareholder approvals, and focusing on integration planning.

Regular updates were provided by the Chief Executive, the Chief Financial Officer and the Group General Counsel throughout the year at scheduled Board meetings, and additional meetings were held as required.

Transaction Committee

In December 2021, the Board established and authorised a committee of the Board of Directors, the Transaction Committee, with full delegated authority to take all the necessary steps to complete the acquisition of Terminix. The Transaction Committee held six meetings between April and October 2022 to consider and approve matters relating to and arising from the transaction including the filing and publication of transaction documentation and the final approval to complete on it.

Transaction documents

As the acquisition of Terminix was classified as a Class 1 transaction under the UK Listing Rules, the Company was required to send a circular to its shareholders prior to a general meeting to approve the transaction. In addition, because the shares to be issued as consideration for the transaction constituted more than 20% of the Company's share capital, we were also required to produce a UK prospectus, which was combined with the circular (the Combined Circular & Prospectus). We were also required to prepare jointly with Terminix a registration statement on Form F-4 (the F-4). The F-4 constituted a prospectus and a proxy statement and was mailed to Terminix's shareholders prior to the special meeting to approve the transaction.

Consideration of risk

The Board had regard to the potential risks from the acquisition throughout the year. This was considered as part of the disclosure of risk factors in the Form F-4. In addition, in September 2022, the Board received a presentation on termite litigation from both the CEO and the VP of Strategic Operations at Terminix as well as a report from the Head of Group Insurable Risk at Rentokil Initial on insurance in relation to the transaction.





January ⬤ — February ⬤

- ➲ Executive Directors and Investor Relations engaged with investors in relation to the transaction
- ➲ The Chairman met with a key investor to discuss the Board's thinking and approach to the Terminix acquisition

April ⬤

- ➲ Board training session held with the Group General Counsel and external UK and US lawyers

May ⬤⬤

- ➲ Approval of initial filing of initial Form F-4 and F-6
- ➲ Additional Audit Committee meeting held to review the F-4 financial information and Public Company Accounting Oversight Board (United States) (PCAOB) audits for recommendation to the Board
- ➲ Acquisition related funding considered and approved

June ⬤

- ➲ Board visit to New York
- ➲ Consideration of transaction documents and sponsor agreement
- ➲ Board session with sponsor

July ⬤⬤

- ➲ Approval of filing of First F-4 Amendment and the First Response Letter with the SEC

August ⬤

- ➲ Approval of filing of Second F-4 Amendment and the Second Response Letter with the SEC

September ⬤⬤

- ➲ Approval of various key transaction documents including the final F-4 and the Combined Circular and Prospectus
- ➲ Publication of Combined Circular and Prospectus and Notice of General Meeting

October ⬤

- ➲ Shareholder approval received at the general meetings held on 6 October
- ➲ Board approval of the completion of the acquisition and ancillary steps
- ➲ On 12 October the acquisition completed, David Frear was appointed and the Company listed on the NYSE

⬤ Board meetings

⬤ Transaction Committee meetings

Board masterclass

In April 2022, an additional session was held with the members of the Board, where training was delivered by the Group General Counsel and the Company's external UK and US legal advisors outlining the contents of the F-4 and the Combined Circular and Prospectus which would be required as part of the transaction, as well as clearly setting out the Directors' obligations.

Regional review with North America management team

The Board meeting in June 2022 was held in New York and was followed by a two-day session with the North America management team. The team and other members of the senior leadership team presented on the key strategic areas of the business and gave an update on integration planning, including the best of breed strategy, the path to completion of the acquisition, field operations synergies and the options for the branding of the combined Group. During the visit, a dinner was held with the board of directors of Terminix.

General meeting

Given the scale of the deal, the proposed transaction was conditional upon both companies obtaining shareholder approval. The general meeting for Rentokil Initial was held on 6 October 2022 in London while the shareholder meeting for Terminix was held on the same day in America. Overwhelming support was received for the transaction, with Rentokil Initial shareholders voting 99.8% in favour of the resolution to approve the transaction.



Post-completion

At the Board meeting in November 2022, the Chief Executive provided an overview to the Board of his engagement with Terminix colleagues and other stakeholders following completion (see page 88) and feedback received.

Following completion, the Chairman sent a thank you message on behalf of the Board to all colleagues, thanking both those who were involved in the deal and those who, while not directly involved, helped to successfully deliver business as usual.

Ongoing updates on the status of the implementation programme and synergy delivery will be provided to the Board throughout 2023.

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Principal decisions of the Board

We consider the principal decisions of the Board to be those direct decisions taken, rather than delegated to management or a Committee of the Board, unless considered and approved in principle by the whole Board first, and which may have a potentially material impact on the Company's strategy, a stakeholder group or the long-term value creation of the Company. We group the Board's principal decisions into nine categories: financial results; capital allocation; funding; strategy (including ESG strategy); M&A activity; supplier and customer contracts; Board changes; Company statements; and other matters reserved to the Board.

Within these categories, some matters are considered less material or strategically significant, such as the approval of the Board governance manual (including changes to the Group Authority Schedule), or the issue of new shares to satisfy our executive share plan. An overview of the Board's activities during 2022 can be found on pages 81 to 85.

This contains details of the most materially significant principal decisions made during the year. In addition, examples are provided below to illustrate how the Directors have had regard to the matters set out in section 172(1)(a)–(f) of the Companies Act 2006 when making principal decisions in 2022 (these include consideration given to key stakeholders, including employees, communities and commercial counterparties but are set out in full in the key opposite).

Relevant Board papers for deliberation or decision by the Board are drafted to include an appendix clearly setting out the potential impact on stakeholder groups to aid the Board's consideration.

The section 172(1) statement can be found on page 45. More information on the Board's engagement with stakeholders and the impacts on the Board's considerations during the year can be found on pages 88 to 90.

Key to section 172(1) considerations

 **Long-term results**

 **Colleagues**

 **Our business relationships**

 **Communities and the environment**

 **Our reputation**

 **Fairness between our shareholders**

Completing a transformational combination

Following the announcement to the market on 14 December 2021 that the Company intended to acquire Terminix, a significant amount of time was spent by the Board over the ensuing months to oversee and progress the required steps towards completion. Due to the scale of the acquisition shareholder approval was needed by both companies and this, therefore, included the consideration and approval of UK and US filings. Further information on the Board's activities in 2022 in relation to the transaction can be found on pages 81 to 85.

Directors' consideration of factors in accordance with section 172(1)

 **Long-term results**
The strategic considerations for supporting the transaction as set out in the 2021 Annual Report remained materially unchanged. The Board concluded that the transaction would accelerate business growth and competitive positioning by building on the Group's business leadership through substantially increased scale in North America. The combined Group would have the opportunity to increase net operating margins through cost reductions, organic growth and operational efficiencies.

 **Colleagues**
The combination presents opportunities for colleagues to develop rewarding long-term careers with a clearly communicated set of commitments to colleagues from the Company. The North America business would be underpinned by the Group's focus to develop and retain a best of breed team as part of its Employer of Choice programme, with a strong joint leadership and high-performance culture.

 **Our business relationships**
The business synergies identified in 2021 were regularly reviewed. The complementary combination provides an enlarged platform to serve existing customers with a shared commitment to providing the highest levels of customer satisfaction and to developing new, innovative ways to better serve our customer base.

 **Communities and the environment**
Terminix has scale and deep presence in the US and the combined Group would continue to offer job opportunities. Terminix has a clear focus on supporting charitable organisations that align with Rentokil Initial's mission of supporting people and enhancing lives.

 **Our reputation**
The Board has taken time to identify, understand and assess the operational risks in Terminix particularly in relation to termite services including the management of customer claims.

 **Fairness between our shareholders**
The transactional documents produced provided the necessary information for both sets of shareholders to make an informed decision when voting on the transaction.

Outcome

The Board approved the publication of the transactional documents and general meetings were held in October 2022 where shareholders of both companies provided overwhelming support for the transaction to proceed. The acquisition of Terminix completed on 12 October 2022. The acquisition elevated the Company's FTSE ranking and saw it listed on the New York Stock Exchange. A new mission, vision and values were launched for the combined Group. The addition of Preserving our Planet to our mission statement reflects an enhanced focus on becoming more sustainable and supporting customers' sustainability plans.

Ensuring the right supplier for combined fleet volumes

A tender was undertaken in 2022 for the provision of fleet management services on vehicle procurement, vehicle leasing, fuel and fleet management service provision for the combined North America fleet following the acquisition of Terminix. The proposal for the preferred supplier of more than 20,000 vehicles was considered by the Board at its meeting in November 2022.

Directors' consideration of factors in accordance with section 172(1)



Long-term results
The Board considered the synergy cost savings which were expected to be delivered on the contract. In assessing the proposal, the Board concluded that the contract would deliver the best overall commercial value and that the improved commercial terms would generate a positive financial impact for the US business.



Colleagues
The proposal to award the contract to the current provider reduced any potential impact on colleagues. While there would be a change of fuel and maintenance cards, drivers could still use the same vehicles, garages and fuel stations and there would therefore be no operational impact. The supplier's robust support team structure would assist colleagues to operate effectively.



Our business relationships
The new contract would have no impact on our customer base. The preferred supplier is a market leader with whom the Group has had a business relationship for nearly five years characterised by the provision of excellent levels of service. A supplier risk assessment was undertaken as part of the tender process with no material risks found.



Communities and the environment
The contract does not restrict the vehicle manufacturer or type allowing the business to retain flexibility in its decision-making regarding engine type and electric vehicle adoption. The preferred supplier will support the business in migrating to ultra-low emission vehicles in future years.



Our reputation
The contract supports our commitment by the combined Group to reach net zero carbon emissions from our operations by 2040.

Outcome

The Board approved entering into the contract with Element Fleet Management for a period of six years at its meeting in November 2022. The contract was subsequently signed in December 2022 and approximately 5,000 vehicles already provided by the supplier were migrated to the enhanced terms by the end of the year. Successful implementation sessions were held between supplier and customer teams in January 2023 and final plans are under way for the service provision to be rolled out in 2023.

Debt financing underpinning transaction funding

In February 2022, the Company replaced its $2.7bn bridge facility provided by Barclays with a $700m three-year term loan facility provided by 15 banks and a $2bn bridge-to-bond facility provided by eight banks with a maturity date of August 2023. It was intended to draw down the loan when the Terminix transaction completed. However, given the current geopolitical situation which had resulted in volatile periods where bond markets had closed without notice in response to events, a funding update was brought back to the Board in May 2022 for approval to access the bond market in advance of the Terminix acquisition closing.

Directors' consideration of factors in accordance with section 172(1)



Long-term results
The proposed approach would remove the refinancing risk associated with the bridge-to-bond and should provide shareholders with confidence that additional financing would not be required to fund the cash element of the transaction. The Board considered the risk that subject to the integration of the acquisition, the Group's credit rating could be revised down or up.



Our reputation
Removing the risk of bond markets not being open following the closing of the Terminix acquisition and into 2023 when the bridge-to-bond would need to be refinanced would help secure our reputation as a safe, mature business which can deliver on our commitments to the market.



Fairness between our shareholders
Any funding decisions would impact shareholders equally.

Outcome

During June 2022, in order to convert the bridge facility into long-term debt, the Group successfully priced three bonds: €850m five-year at 3.875%; €600m eight-year at 4.375%; and £400m 10-year at 5.0%. These bonds fully covered the $1.3bn cash element of the transaction consideration. The balance of the bonds alongside the $700m three-year loan facility would cover the refinancing of Terminix debt and transaction costs. The Group's funding position was communicated in the Company's interim results with details also provided in the transaction documents for shareholders.

Corporate Governance Report
continued

Stakeholder engagement

We identify the key stakeholders relevant to the Group's businesses or operations as our colleagues, shareholders, customers, communities and suppliers. Information on our key stakeholders is set out on pages 46 and 47, including their key issues and impacts, as well as how our businesses and management engage with these groups. We will continue to monitor if these groups remain appropriate, particularly given the enlarged size of the Group following the acquisition of Terminix in October 2022.

The following pages provide details of how the Directors receive information about our key stakeholders, alongside some examples of engagement the Directors undertook in 2022. You can find our section 172(1) statement, which describes how the Board has regard to key stakeholders, on page 45, with examples of principal decisions taken in 2022 and the attention given to stakeholders in its considerations on pages 86 and 87.

Following the completion of the acquisition of Terminix in October 2022 and the listing of our American Depositary Shares on the New York Stock Exchange, the Chief Executive travelled to Terminix's head office in Memphis, Tennessee. The day after completion he spoke at a town hall event held with Terminix colleagues before visiting five Terminix branches in the US over the course of the following week. He also met with four of the Terminix franchisees and provided a full update to the Board at its next meeting.

In assessing the Board's engagement with the Group's workforce, we believe our existing arrangements for workforce engagement are as appropriate as the proposed methods set out in the UK Corporate Governance Code. Having regard to the size, distribution and scale of our businesses and our dispersed, global workforce, totalling approximately 58,600 people in 91 countries, we feel the existing framework of local and regional engagement tools, which flow up to the Board together with supplementary individual Director engagement, remains effective.

The workforce engagement undertaken gave the Board greater insight into how individual businesses and functions operate, the approaches taken by management and awareness of our culture in practice. Feedback from engagement sessions is used to determine if areas should be identified for additional strategic focus by the Board or management.

 Colleagues

Information flow to the Board
- Health and safety reports
- Monitoring performance measures such as colleague retention
- Results of YVC colleague survey or other pulse surveys
- Regional deep dive presentations
- Employer of Choice update provided twice a year
- Key management changes included in every Chief Executive report
- Monitoring external measures such as Glassdoor
- Notification of any awards won or other external validation
- Gender Pay Report
- Ethical concerns reported via the confidential reporting process Speak Up

Direct Board engagement
The Board aims to engage with a broad range of the senior management team, whether this is by joining senior management meetings, colleague events or by colleagues attending and presenting to the Board at its meetings (see pages 81 to 83, 89 and 90).

Wherever possible, the Board seeks to continue this engagement outside of the boardroom via informal events such as lunches or dinners. For instance, in November all presenters at the Board and Board Committee meetings and strategy day sessions were invited to a dinner with the Board to allow the opportunity for further discussion. Directors also have the opportunity to hold individual meetings with colleagues.

The opportunity for Director engagement with other colleagues is primarily via visits to local Rentokil Initial operations, attending town hall sessions, undertaking site visits or going on 'ride-alongs' with technicians.

The outcome from any engagement, as well as any feedback that has been received, is shared at Board meetings where appropriate.

Information is shared from the Board to colleagues via established methods of colleague engagement (see page 46). For instance, in November 2022 a recorded message from the Chairman was shared in the Chief Executive's quarterly update thanking colleagues on behalf of the Board for all their work in relation to the Terminix acquisition. An end of year message was also sent to colleagues jointly from the Chief Executive and Chairman.

 Shareholders

Information flow to the Board
- Chief Executive report at each Board meeting includes an investor relations update
- Financial performance reports
- Analyst notes circulated
- Presentations on market perspectives by the Company's brokers
- Capital Markets Day and feedback
- Feedback from investor meetings

Direct Board engagement
There are a number of ways the Board engages directly with shareholders including correspondence with investors, attendance at the Preliminary and Interim Results presentations in London, phone calls and meetings with the Chairman and Chair of the Remuneration Committee, consultation sessions and general meetings, including the AGM (see below).

In 2022, members of the Board were able to engage with retail shareholders at the general meeting to approve the acquisition of Terminix (see pages 84 and 85). The Executive Directors meet regularly with institutional investors as part ongoing Investor Relations activity. In early 2022, the Executive Directors engaged extensively with investors following the announcement that the Company planned to acquire Terminix and the Chairman held one meeting with an investor in relation to the Terminix acquisition.

The Chairman writes to key shareholders each year to offer the opportunity to engage. In March 2022, he wrote to our top 20 investors, representing nearly 55% of the Company's issued share capital. In response to his offer, the Chairman held three meetings with investors. Topics covered included the Terminix transaction, including the due diligence process and the role of the Board; sustainability and culture; inflationary pressures; and Board composition. The Board will have regard to matters raised by investors when considering items on the agenda during the year. Feedback on the presentation of information to the market was considered when reviewing subsequent regulatory announcements.

The Chairman and Committee Chairs welcome any comments on this report and shareholders are invited to contact them via email at chairman@rentokil-initial.com. They will also be available to answer questions at the Company's AGM.

2023 Annual General Meeting

The Board takes the opportunity to engage with both private and institutional shareholders at the Company's AGM and views it as an occasion to update all our shareholders on the performance of the business they own.

In order to make our AGM more accessible and encourage engagement from a broader range of shareholders, we held a hybrid AGM again in May 2022.

To accommodate the increased proportion of our shareholders based in North America, the AGM was also held slightly later in the day to enable them to join more easily should they wish to do so.

The 2023 AGM will be held at, and be broadcast via live webcast from, the Company's offices at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY from 3.00pm on 10 May 2023.

We continue to encourage our shareholders to join the AGM safely and securely via the live webcast, where appropriate, to engage in all elements of the meeting. Questions can also be submitted in advance of the meeting by emailing **chairman@rentokil-initial.com**. A separate Notice of Meeting, containing both an explanation of the items of special business and full details of how to join the meeting remotely, has been sent to shareholders and is available on our website.

 ## Customers

Information flow to the Board
- ➔ Regional deep dive presentations
- ➔ Customer Voice Counts (CVC) scores
- ➔ Strategy day review – especially product pipeline and innovation
- ➔ Material customer contracts requiring Board approval
- ➔ Monitoring external measures such as Trustpilot

Direct Board engagement
We have not found it necessary to have a high level of Board contact with our widely dispersed customer base, although time may be taken as part of the overseas Board visit to undertake a site visit and meet with customers.

Due to the Terminix transaction in 2022, the Board did not have a site visit but used its time in the USA to meet with external advisors, the North America management team and the Terminix board instead.

 ## Communities

Information flow to the Board
- ➔ Health, safety and environment updates
- ➔ Regional deep dive presentations
- ➔ Annual Report review
- ➔ Responsible Business Report review
- ➔ Updates on RI Cares (see page 61)
- ➔ The **RIGHT WAY** magazine, which contains a variety of examples of the business and our colleagues engaging with the community

Direct Board engagement
While communities and the environment continue to be a focus for the Board, no direct engagement took place between Directors and communities during 2022. Given the nature of our business it is felt the indirect engagement provided is at an appropriate level and no Director engagement is required, but this will be kept under review.

 ## Suppliers

Information flow to the Board
The Board oversees the principal engagement undertaken by operational management (especially the central procurement and supply chain function, and national procurement managers) through:

- ➔ review and approval of our major supplier contracts;
- ➔ approval of our Modern Slavery Statement; and
- ➔ oversight of the Supplier Speak Up ethical reporting process.

Direct Board engagement
Given the nature of the business, we do not expect our Directors to have any direct engagement with our suppliers. They instead rely on the indirect engagement set out above and the Company's engagement as detailed on page 47.

Spotlight

Meeting with colleagues and customers in Singapore



In July 2022 our Chairman, Richard Solomons, while visiting Singapore spent a day at the local Rentokil Initial office where he had the opportunity to meet with both the Singapore management team and the regional team for Asia. He received a presentation from members of the Asia management team, including Martin Oxley (Regional Finance Director, Asia & MENAT), which included a SHE update and overview of the region as well as a discussion on key priorities for the business.

A separate session was held with the Singapore team, comprising the MD, the FD, HRD and the Marketing Director, which focused on the growth journey and market overview of the business as well as key initiatives for 2023.

Following a lunch with colleagues, the Chairman went on a customer visit to a hotel in Singapore where Rentokil Initial provides pest control services. While there he was able to observe the work of the service technicians and see innovative products, such as the mosquito control solution In2Care, in action.





The Chairman with Rentokil Initial colleagues in the Singapore office and at a customer site visit.

Spotlight

Sharing knowledge among colleagues

In April 2022, Linda Yueh joined the Europe Executive Committee (Excom) meeting being held in Spain to support discussions organised by Alain Moffroid (Managing Director, Europe).

The Excom gathers the MDs of all businesses and functional heads in the region (approximately 25 colleagues) and was the first one of the new and enlarged Europe region after it welcomed the Nordics and Poland. Linda spoke via video conference to the team to share her views on the prevailing economic climate and the key implications for the Group, and then answered questions from colleagues.

> Alain was a great host and members of the Excom asked insightful questions.
>
> **Linda Yueh**
> Non-Executive Director

Spotlight

Supporting opportunities on International Women's Day


Rentokil
Initial
IWD 2022: Speed Networking
Event

As part of International Women's Day an afternoon of events, including speed networking sessions, was held at the Company's Head Office in the UK. Members of the Company's graduate training programme played a key role in organising the event which was open to both men and women. Linda Yueh, Non-Executive Director, joined for a live Q&A session which included a discussion on potential barriers to advancing in your career. Cathy Turner also participated by pre-recording an interview that was played to colleagues.

> As a new graduate in my first job post-university, I could relate to the topics we discussed and will take your insight and advice with me as I go forward in my career.
>
> **Gabbie Barkley**
> Marketing & Innovation Graduate


Aa
morganjaggers.jpg
TALKS TODAY ON THE GLASS CEILING FROM RI BOARD MEMBER @LINDAYUEH
GLASS CEILING = an unacknowledged barrier to advancement in a profession, especially affecting women and members of minorities.
As a woman in IT loved listening to Lindas outlook and her advice!
Your story
Close Friends

Spotlight

Visiting our expanded business in the Middle East

The Chairman visited Dubai in February 2022 where he spent a day meeting with colleagues in our Middle East business. During his trip he visited both the Rentokil Initial office and the offices of Boecker, a leading pest control and environmental health business which was acquired in August 2021.

He received presentations from both management teams, toured the premises and had the opportunity to meet with colleagues, including during an informal lunch. Feedback, which was shared at a subsequent Board meeting, noted how much the local teams had appreciated the visit.



Values and culture

Our culture is characterised as customer focused, driven to succeed, diverse, down to earth and innovative. In 2022, our culture framework for future success was reviewed as part of a broader review of our mission, vision and values. The Board considered the outcome of discussions held by HR, the Group Leadership Forum and in workshops with Terminix colleagues at its meeting in June 2022. The aim was to identify a new and a shared cultural framework for our combined organisation. As a result we have added to our mission of 'protecting people and enhancing lives' a critically important third limb of 'preserving our planet'. A fourth value of Responsibility has also been added to our core values of Service, Relationships and Teamwork. The revised culture framework, which was launched in October 2022, underpins our vision to be the most loved and respected services business on the planet – delivering in the **RIGHT WAY**.

The Board's ongoing oversight of the Group's mission, vision and values ensures that our culture is aligned with our business goals and is right for our people and purpose. Key metrics have been identified to monitor our culture which are included in the updates that the Board receives twice a year on culture, progress on our Employer of Choice agenda, and workforce engagement. The reports included updates on colleague retention, enhancing colleague development and a follow up on the outcomes of the Your Voice Counts (YVC) colleague survey undertaken in 2021.

One of the key methods for both senior management and the Board to monitor culture is to analyse the results of the YVC colleague survey, which is carried out every second year. This includes questions mapped to each of the five core themes in our culture model to provide a score and trend for each at a Group, functional and regional level. There are 12 questions in the survey to create a Core Culture Index. Our next such survey will be undertaken in 2023.

Examples of other ways that the Board monitors and assesses culture include:

- monitoring Sales and Service colleague retention rates, overall colleague rolling 12-month retention and analysis of retention by region;
- monitoring content and usage of the U+ online learning platform and other means of delivering training and development;
- the results of employee pulse surveys;
- external views such as Glassdoor ratings; and
- mental health awareness and other employee campaigns.

The Audit Committee also monitors culture through its oversight of:

- confidential reporting via the Company's Speak Up facility; and
- compliance failures, such as incidences of fraud.

Division of responsibilities

The Board has collective responsibility for the governance of the Company, using clear authority and reporting governance structures to undertake its duties as set out on page 80. The clear division between executive and non-executive responsibilities promotes accountability and oversight. The roles of Chair of the Board and Chief Executive are kept separate with their responsibilities well defined, set out in writing and regularly reviewed by the Board. The pro-forma appointment letters for a Non-Executive Director and the Chair of the Board are available on our website.

Chair of the Board
Richard Solomons

Responsibilities
- Leading and managing the Board
- Setting the agenda, including discussing issues of strategy, performance, accountability and risk
- Providing constructive challenge to management
- Setting clear expectations on culture, values and behaviour
- Ensuring effective communication with shareholders and other stakeholders
- Evaluating performance of the Board and Chief Executive

Chief Executive
Andy Ransom

Responsibilities
- Recommending and executing strategies and strategic priorities
- Managing operational and financial performance, including monthly performance reviews with all regions, and identifying and managing risks to achieving the strategy
- With the Chief Financial Officer, explaining performance to shareholders
- Executive management capability and development
- Overall development of Group policies and communicating the Company's values
- Responsible business (ESG) agenda

Chief Financial Officer
Stuart Ingall-Tombs

Responsibilities
- Supporting the Chief Executive in developing and implementing strategy
- Supporting the Chief Executive in managing the operational and financial performance of the Group
- With the Chief Executive, explaining performance to shareholders
- Recommending appropriate financing, treasury and distribution arrangements

Senior Independent Director (SID)
John Pettigrew

Responsibilities
- Leading the Non-Executive Directors' appraisal of the Chair of the Board
- Working with the Chair of the Board on Board effectiveness
- Providing an alternative channel of communication for investors, primarily on corporate governance matters
- Being a sounding board for the Chair of the Board
- Chairing the Nomination Committee when it is considering succession to the role of Chair of the Board

Independent Non-Executive Directors
David Frear, Sarosh Mistry, Julie Southern, Cathy Turner, Linda Yueh

Responsibilities
- Contributing independent challenge and rigour
- Assisting in developing the Company's strategy
- Ensuring the integrity of financial information, controls and risk management processes
- Monitoring the performance of the Executive Directors to agreed goals and objectives
- Advising and being a sounding board for Executive Directors and ELT
- Performing their Committee responsibilities

Company Secretary
Catherine Stead

Responsibilities
- Assisting the Chair in developing the Board calendar and agendas
- Assisting the Chair and SID in their evaluation of the Board's effectiveness
- Advising the Board and its Committees on governance matters and managing effective corporate governance and compliance arrangements for the Board and the Group
- Facilitating Board induction and development programmes
- Facilitating Board engagement with the business and key stakeholders

---

The Board and its Committees consider other methods of measurement throughout the year as part of their ongoing engagement with stakeholders as set out on pages 88 to 90. Our approach to investing in and rewarding our colleagues can be found on pages 51 and 121.

The Board's culture update twice a year also includes an overview on the Company's approach to diversity, equality and inclusion, alongside data which enables the Board to monitor the Company's progress in this area. Further details on fostering a diverse and inclusive culture can be found on pages 51, 107 and 122.

Independence of Board members

The independence of Directors is considered upon their appointment, and subsequently reviewed as part of the individual Director performance evaluation process, to ensure all

non-executive Board members retain the necessary independence of judgement. In their continued constructive challenges to the executive team and senior management at Board and Committee meetings, and during informal interaction outside those meetings, the non-executive Board members reflect their ongoing independence.

The Board has determined that all our Non-Executive Directors are independent and have retained their independence of character and judgement. In coming to this conclusion, the Board has taken into account any indicators of potential non-independence as set out in the Code. No Director took part in the Board's consideration of their own independence. The Chairman was considered independent on his appointment. You can find details of the Directors' share interests in the Company in the Directors' Remuneration Report on page 119. No current Non-Executive Director has served on the Board for longer

than nine years. You can see the length of tenure for each Director on page 73.

We consider and address any potential conflicts of interest before any new external Board appointment. All potential conflicts are submitted to the Board for consideration and, as appropriate, authorisation in accordance with our articles of association and the Companies Act 2006. Details of these are recorded in a register of conflicts, which the Nomination Committee also reviews in full annually. No material conflicts have been declared. You can find further details of this process in the Nomination Committee Report on page 106. In accordance with the Code, the Directors are subject to annual re-election by shareholders and will, therefore, be seeking re-election at the AGM in May 2023, as appropriate (see page 215).

Corporate Governance Report
continued

Board evaluation

In line with best practice, we have a formal evaluation process to assess the performance and effectiveness of the Board, its Committees and individual Directors comprehensively each year. In accordance with provision 21 of the UK Corporate Governance Code, we have adopted a three-year cycle of external Board evaluations, with the last external evaluation undertaken in 2020. An update on the status of the recommendations resulting from the 2021 Board evaluation is provided below.

2021 evaluation recommendations and progress made during 2022

Improve understanding of US regulatory environment and implications, in light of the Terminix acquisition	➜ Ensure effective oversight of the Terminix acquisition. – Effective oversight was facilitated via regular updates from management, the Board's visit to North America where in-depth sessions with the North America management team were held and other strategic sessions. ➜ Deepen understanding of US regulatory requirements and related implications of the acquisition, with the assistance of external advisors. – The Board received regular briefings throughout 2022 and a masterclass was held in April 2022. See Board activities on pages 81 to 85 for more information.
Review Board and ELT succession plans	➜ Develop succession plan for Audit Committee Chair. – A recruitment process was undertaken in 2022 and early 2023 to identify a successor. ➜ Review Board composition in light of the Terminix acquisition. – David Frear (Non-Executive Director at Terminix, see page 74) was appointed to the Board in October 2022 following the acquisition of Terminix. ➜ Regular review of Executive Director and ELT succession plans and ensure Board familiarity with potential succession candidates. – Two reviews were held in 2022 and the Board agenda was structured to help facilitate Board familiarity with potential succession candidates. See the Nomination Committee Report on pages 103 to 107 for more information.
Monitor organisational capacity	➜ Ensure effective oversight of potential organisational stretch from balancing the day-to-day needs of the business with delivery of the Terminix acquisition and post-closing integration and synergies. – Monitored closely as part of the regular updates received on the acquisition in 2022, and integration and synergy updates and oversight.
Stakeholder engagement	➜ Continue to develop ways to ensure effective engagement with the full range of key stakeholder groups, building on progress in 2021. – The enhanced time and focus spent on the acquisition of Terminix in 2022 impeded to some extent the opportunity to further develop engagement opportunities beyond the transaction. The usual level of colleague engagement was maintained. See Stakeholder engagement on pages 88 to 90 for more information.

During 2022, we once again undertook an internal review of the Board and Committees, facilitated using online, anonymised questionnaires. The questions were largely consistent with those asked in 2021, to allow results to be compared. Where appropriate, questions were updated or added to consider key developments during the year, particularly with regard to the acquisition of Terminix. The questionnaires were distributed after the Board meeting and strategy day sessions in November, and the Board questionnaire included a review of the strategy sessions. The outcome of the evaluation was then reviewed by the Chairman, Committee Chairs and SID ahead of discussions being held at the Board and Committee meetings in February 2023.

The findings from the 2022 Board review were very positive overall, with the composition and expertise of the Board continuing to be deemed appropriate. Positive responses were received on the clarity of the Company's strategy, the Board's understanding of the capacity of the organisation to deliver the strategy and the effectiveness of Board oversight. The effectiveness of the Board's monitoring and oversight of the M&A strategy and risk continue to be seen as excellent. The Board's engagement and oversight of the Terminix acquisitions scored particularly highly, with no areas being highlighted for improvement although US regulatory and SOX compliance was identified as an area for potential future Board training. Following its review of the outcomes, the Board identified a certain number of opportunities for improvement and agreed the following actions for 2023.

2022 evaluation recommendations — **Actions to be taken during 2023**

Monitor Terminix integration	➜ Continue to provide regular updates on the Terminix integration programme. ➜ Monitor synergy deliveries. ➜ Deepen knowledge of SOX compliance obligations and enhance oversight of changes in US corporate governance.
Stakeholder considerations and Non-Executive Director engagement	➜ Improve the information flow on customers to the Board to enhance understanding. ➜ Continue to ensure Board familiarity with senior management colleagues and potential succession candidates for executive management roles. ➜ Optimise other workforce engagement opportunities.
Enhance competitor oversight	➜ Enhance information flow to the Board on competitors. ➜ Ongoing consideration to be given to the competitive landscape, particularly by region.
Review of Board papers	➜ Continue to evolve the quality of Board materials to facilitate discussions at meetings. ➜ To revise the Group KPI report to streamline for key information.

Board Committee evaluation

As part of the annual evaluation process, we also used questionnaires to assess the effectiveness of the performance of, and the support provided to, the Board Committees. We confirmed that the operation of the Board Committees remains effective and that the Committees are well integrated into the Board decision-making processes. Each Committee Chair oversaw the specific findings and agreement of action to be taken, considering the overall Board findings where they were deemed relevant to the Committee's work. Further details are set out in each Committee report on pages 95 to 129.

Director evaluation

Each Non-Executive Director completes a self-evaluation questionnaire as part of the annual review of their ongoing performance. The Chairman meets with each Non-Executive Director to discuss the outcomes of self-evaluation. Additionally throughout the year, the Chairman has individual discussions that contribute to the review.

A questionnaire is completed by the Directors, Company Secretary and Group General Counsel in order to review the Chair of the Board's performance during the year. In order to supplement the questionnaire, the SID also engages directly with the members of the Nomination Committee to obtain additional feedback. The SID then collates the information obtained on an anonymous basis, and shares the outcome with the Chairman prior to the Board meeting in February.

Executive Directors are subject to regular review, with the Chief Executive appraising the performance of the Chief Financial Officer as part of the annual Group-wide performance evaluation of all colleagues. The Chairman evaluates the performance of the Chief Executive as part of the same process. The Remuneration Committee also reviews Executive Director performance as part of its discussions on remuneration, including bonus payments.

The Nomination Committee and the Board take the outcome of these evaluation processes into account each year, to inform its recommendation for Board members to be put forward for re-election by shareholders. All Directors were deemed to be effective members of the Board and are recommended for re-election at the Company's AGM.

Director induction and training

In order to ensure that the Directors continue to provide outstanding leadership and challenge, the Board undergoes a regular performance-evaluation process, as well as undertaking ongoing training and receiving governance briefings. The Board is also subject to annual re-election by shareholders. The Chairman and Company Secretary make available to each new Director a full, formal and customised induction to the Company and the role of the Board. Meetings are often phased over a period of several months.

After completing his initial induction following his appointment as a Non-Executive Director in April 2021, Sarosh Mistry continued to establish relationships with senior management and further his understanding of the business by holding in person meetings with various members of the ELT and the Group Financial Controller during 2022.

All Non-Executive Directors receive the following materials on their appointment:

→ key Company policies, procedures and governance information, including the Code of Conduct, Board Governance Manual, Responsible Business Report and the Group Authority Schedule;

→ details of the Group structure;

→ analysis of the Company's key shareholders and share capital;

→ recent analyst notes;

→ minutes and papers from the most recent Board and relevant Committee meetings, including the most recent strategy meeting;

→ copies of the most recent Board and any relevant Committee evaluation reports; and

→ guidance on the legal and regulatory responsibilities of a Director in a UK publicly listed company.

A new Director will meet the Chief Executive and the Chief Financial Officer, as well as other members of the ELT and senior management both before and after the first Board meeting. They are also introduced to and given access to external advisors (auditors, legal advisors and brokers).

David Frear joined the Board as a Non-Executive Director in October 2022 following the acquisition of Terminix. Since his appointment in October, David Frear has had a number of induction meetings as detailed below. His induction will continue in 2023.

→ November 2022
  – Met with the Company Secretary

→ December 2022
  – Met with the Chairman, the Chief Executive, the Remuneration Committee Chair, the Chief Information Officer and the Group M&A Director

  – Met with the Company's external legal advisor, Freshfields Bruckhaus Deringer LLP, which included a briefing on the key differences between the obligations of Directors sitting on UK and US boards

→ January 2023
  – Met with the Chief Financial Officer, the Group Operations Excellence Director, the Group General Counsel, and the Chief Marketing, Innovation & Strategy Officer

  – Met with the North America management team, including the CEO, US Pest Control

  – Met with the Company's remuneration advisor, FIT Remuneration Consultants LLP

→ February 2023
  – Met with the Group HR Director

New Directors are also required to undertake the same online induction modules as other new colleagues in our online learning and development platform (U+), on key compliance subjects, such as our Code of Conduct, anti-bribery and corruption, competition law, information security and privacy, insider information and conflicts of interest.

Between 12 and 18 months after their appointment, Directors are asked to complete a questionnaire to provide feedback on the induction process. This allows the Company to assess the effectiveness of the induction and any training provided, to identify any areas of improvement and to highlight any further development needs.

To help facilitate the ongoing development of Directors, details of externally facilitated events and training, often tailored to Non-Executive Directors of UK-listed companies, are circulated whenever available. Briefings and training are also incorporated into the annual Board agenda, such as the Masterclass provided to the Board in April 2022 as part of the Terminix acquisition process (see page 85 for more details). Directors are also given the opportunity to meet colleagues in person to learn more about the Company's functions or business regions (see Stakeholder engagement on pages 88 to 90).

Monitoring and oversight

Policies

We have a comprehensive Group-wide policy and procedure framework in place to supplement local policies or legislation. The cornerstone of this policy framework is the Code of Conduct, which is available in 16 local languages and supported by training programmes. The Code of Conduct sets out a fundamental commitment to comply with all legal requirements that apply, and to operate with high ethical standards. It outlines responsibilities to colleagues, customers and the business, and highlights our determination to establish our values of service, relationships, teamwork and responsibility, and a culture of integrity, everywhere within the business. Legacy Terminix colleagues currently comply with their own Code of Conduct. The Terminix Code of Conduct covers very similar standards and values and also includes a commitment to legal and ethical standards. A harmonisation exercise will be undertaken in 2023 to create a single Code of Conduct.

In the Human Rights section of the Code of Conduct, we state that Rentokil Initial will under no circumstances make use of forced or coerced labour, servitude or slavery and will only employ individuals who are working of their own free will. It further states that no colleague will be deprived of identity papers, or be required to provide financial inducements to the Company, to facilitate their employment.

In addition to the Code of Conduct, the Company maintains policies on human rights, customers and suppliers, and rights of employees. Specific policies applicable to modern slavery. Further details can be found in our Modern Slavery Statement on our website.

Corporate Governance Report
continued

Our Supplier Code is designed to ensure our suppliers' standards align with our Code of Conduct. Available on our website in 18 languages, it outlines the standards and controls we expect within their operations. We inspect tangible aspects of the Supplier Code, such as safety standards, during periodic audits of critical and major suppliers.

We review policies periodically to ensure they meet current best practice and legislative needs and our technical and safety standards and practices often exceed local regulatory requirements. A full list of our key policies is available on our website. We monitor our impact using the performance metrics summarised in the Responsible Business section.

This information is made available to the Board as detailed on page 82. In addition, we have a treasury policy to ensure the Group has sufficient liquidity and to manage financial risk as outlined in Note C1 to the Financial Statements on pages 178 and 179, which is reviewed by the Board annually.

We operate appropriate tax risk governance processes, overseen by the Audit Committee and the Board. We have aligned our tax strategy with our wider business strategy in the belief that this approach creates a responsible and sustainable tax strategy that will strengthen long-term stakeholder value. Our tax strategy applies to all Group businesses, sets out our approach to tax, and can be found on our website. Our Board reviews our tax strategy annually.

We have specific programmes to support implementing the Code of Conduct and underlying policies, national laws and regulations, and monitoring and reporting compliance with them. In some cases, we have specialists who ensure we have set standards, for example in health and safety, IT security, legal, company secretarial, data privacy, regulatory compliance, pensions and tax. More broadly, we use e-learning training on our online learning and development platform, U+, to ensure and track dissemination and adoption across the Group.

We provide clear guidelines for all colleagues on how to seek further advice or report concerns, and we also operate a whistleblowing (Speak Up) facility for colleagues or third parties. This is designed to allow colleagues across the Group to raise concerns internally to the Internal Audit team and to disclose information which the individual believes highlights or would indicate illegality, unethical behaviour or other serious malpractice, including any instances or suspicions of modern slavery. This obligation also includes reporting actions or practices by our suppliers which may be inconsistent with the Company's Code of Conduct, Supplier Code or Human Rights Policy.

Since 2021, a separate Supplier Speak Up line has been introduced for suppliers and their employees. The Terminix business currently operates a separate whistle blowing process which will be reported on from 2023.

We monitor compliance with policies through an annual Letter of Assurance process covering all Group senior management,

through Internal Audit reporting on control incidents, and by monitoring reports through our confidential Speak Up reporting process. You can find further details in the Audit Committee Report on pages 95 to 102. The Group Risk Committee considers current and emerging risks, reviews current arrangements and makes recommendations for enhancements as appropriate.

We have established a global data protection compliance programme based on the requirements of the EU General Data Protection Regulation (GDPR) and equivalent regulations globally, which is underpinned with training and supported by a network of local privacy officers and privacy champions. We have put in place measures to assess the compliance status of countries and regions, based on data protection programme activities and risk levels associated with local regulatory requirements, enforcement action and breaches. Identified data protection risks, gaps and requirements are reported by the Group Data Protection officer via the Group General Counsel to the Group Risk Committee and the Audit Committee in addition to periodic updates to the Executive Leadership Team.

Board review of risk management and internal control

The Board has overall responsibility for maintaining systems of risk management and internal control that are fully effective and enable compliance with the UK Corporate Governance Code. The Board delegates responsibility for risk management to the Audit Committee where appropriate. You can find further details on the Board's responsibility for the risk management approach in the Audit Committee Report on page 101.

The Group has an accounting manual and a set of key financial controls that define the requirements for internal controls around financial reporting. These documents are regularly reviewed to ensure they are current. Key financial controls are self-assessed by all reporting units twice annually and tested by the Internal Audit function in line with the audit plan. Any identified issues are captured with resolutions and tracked to completion with reported results subject to management review and oversight. As part of the risk management process, the Group maintains a central risk register, updated twice annually, which includes categories to allow for identification of risks relating to the financial reporting process. Any such risks and their mitigating actions are reviewed as part of the regular management review process.

We consider risks in the context of long-term strategic and emerging threats, and shorter-term risks to the completion of the annual operating plan. The Board has assessed the viability of the Group over a period of three years, the potential impact of the principal risks, and stress-tested financial forecasts for severe but plausible scenarios.

Consideration was also given to the anticipated effectiveness of mitigating actions. The Board has carried out an assessment of the emerging and principal risks facing the Group, including those that would affect its business model and future performance.

You can find the principal risks identified in the Risks and Uncertainties section on pages 63 to 69, along with the Company's viability statement on page 70. Details of the Board's focus on risk and control topics during 2022 are provided on page 83.

The framework of risk management and internal control described here and in the Risks and Uncertainties section on pages 63 to 69 is designed to manage and mitigate risk, rather than eliminate the risk of failure to achieve business objectives. In pursuing business objectives, internal controls and risk management can provide only reasonable, and not absolute, assurance against material misstatement or loss.

We review the effectiveness of this framework through regular and transparent management reporting, the governance processes and external and internal assurance processes, and in the Audit Committee and Board's annual review of strategy and operational risks. The Board has conducted a review of the effectiveness of the system of internal control for the year ended 31 December 2022 and confirms that:

❯ the Group has an ongoing process for identifying, evaluating and managing the significant risks faced by the Group;

❯ this process has been in place for the year under review and up to the date of approval of the Annual Report and Financial Statements;

❯ the Board reviews the process regularly; and

❯ the process operates in accordance with the UK Corporate Governance Code and the FRC Risk Management and Internal Control Guidance.

Fair, balanced and understandable
The Directors' statement on 'fair, balanced and understandable' can be found on page 218. The requirement under the Code to provide a fair, balanced and understandable assessment of the Company's position and prospects in its external reporting is considered throughout the process of producing the Annual Report and Financial Statements.

To provide the information necessary to comply with this requirement, the Board places particular reliance on the conclusions and recommendations arising from the Audit Committee's review of the Annual Report and Financial Statements, further details of which can be found on pages 98 to 100.

Ⓞ Find out more at
rentokil-initial.com/investors

Ⓞ Full details of the AGM, including the 2023 Notice of Annual General Meeting, can be found at **rentokil-initial.com/agm**

Audit Committee Report



Areas of focus in 2022

- ➔ Financial oversight of Terminix acquisition
- ➔ Review of implementation of integration processes for combined Group
- ➔ Review of IT audit plans and general controls
- ➔ Oversight of the development of the internal controls framework and function

Areas of focus in 2023

- ➔ Combining the Rentokil Initial and Terminix Internal Audit teams
- ➔ SOX compliance, including advisory work on the Group's IT general controls programme
- ➔ Continued focus on IT audits

Committee members:

Julie Southern (Chair)
John Pettigrew
Linda Yueh

Dear Shareholder

It is with pleasure that I present the report of the Audit Committee for the financial year ended 31 December 2022 to set out how we have discharged our duties in accordance with the UK Corporate Governance Code and to highlight our key activities during the year.

We have built on our risk processes, implemented and embedded since the onset of COVID-19 in 2020 as we continue to manage potential risks in our control environment with the flexibility of hybrid working. As travel restrictions have eased we have taken the opportunity to bring on-site audits back into our programme alongside a continuation of remote auditing which we have found to be an effective way to deliver some aspects of audit work.

In February 2022, an interim Head of Internal Audit & Risk was recruited to support the Director of Internal Audit & Risk managing business as usual, while the Director of Internal Audit & Risk, who maintains a supervisory role, has focused on the integration programme for Terminix and the SOX preparations.

As the planned acquisition of Terminix progressed during the year, a key focus in our meetings was consideration of the financial information and audit related disclosures contained in the shareholder documentation, the combined Circular and Prospectus in the UK and the Form F-4 in the US, which were published in order to obtain the required shareholder approvals for the transaction. An additional Audit Committee meeting was held in May 2022 as part of this review process. Full details of the work that was undertaken by the Audit Committee to support the Board of Directors in fulfilling the necessary steps to achieve completion of the transaction in 2022 are set out on pages 99 and 100 of this report.

Since completion, the Audit Committee has continued to review the accounting requirements and considerations in relation to the financial reporting for the acquisition of Terminix; opening balance sheet adjustments, including conversion from US GAAP to IFRS; and any judgements that were required as part of the year end process.

Further, the Audit Committee has had regular comprehensive updates from management on the Sarbanes-Oxley (SOX) implementation programme which commenced in 2022 and is required to be completed in 2023 for attestation as part of the 2023 full year reporting to be finalised in Q1 2024. We will continue to closely monitor our journey to full SOX compliance following our successful listing on the New York Stock Exchange. During the year the Audit Committee has also been briefed on updates of the UK government's proposal to introduce a UK SOX style framework for the financial reporting control environment along with other proposed changes arising from the responses to the proposals set out in the BEIS consultation on corporate governance and audit reform.

PwC was reappointed as our external auditor at our AGM in May 2022. In 2022, the Committee has focused on the updated audit objectives to improve the Group audit, as well as the advancement of audit technology to deliver on our 2022 audit strategy. Activities undertaken by PwC in 2022 reflected the required alignment with a US listing, including planning for our SOX audit for 2023, and the audit of the combined Group.

Regular updates on the control environment are received from Internal Audit giving the Committee the opportunity to review any control incidents at each meeting. It is worth noting that the number of incidents remains relatively low, with a small increase in the level of reporting via our internal whistleblowing process, Speak Up.

Fraudulent activity across the Group remains at a low level in 2022, with 14 cases recorded versus nine in 2021. Following full investigation of these incidents, processes have been updated and further training provided where necessary. These incidents were not material to the Group's reporting. Although the integration of Terminix is still in its early days the Audit Committee has been pleased to see a very similar approach to controls evidenced by Internal Audit findings and litigation updates.

The Committee has continued to evaluate cyber incidents and risk throughout the year, particularly given the increased global cyber vulnerability in the geopolitical context. This is an area we will continue to develop and monitor as we integrate and synchronise with our IT capabilities in our combined North America business to sustain world-class information security.

During the year we continued to monitor the effectiveness of the Internal Audit assurance process and reviewed the status of the recommendations and action plan put forward by Deloitte following their independent external quality assessment in 2021 on the effectiveness of the Internal Audit function.

The Audit Committee continues to play a crucial role in providing all our stakeholders with the assurance of not only robust financial reporting, but also in the thematic areas of risk and operational resilience and ESG reporting. In line with our commitment to manage climate change risk, we have once again been engaged in assessing and monitoring this risk on an ongoing basis and as part of the year-end audit report, and its disclosure in the 2022 Financial Statements.

Having served for almost nine years on the Board, and in line with good governance, I will be standing down as Chair of the Audit Committee and from the Board at the AGM in May 2023. I will be succeeded by Sally Johnson, who will be joining the Board as a Non-Executive Director on 1 April 2023. As the CFO at Pearson plc, Sally has substantial financial experience in a dual listed environment and I wish her every success in the role.

Julie Southern

Julie Southern
Chair of the Audit Committee

16 March 2023

Audit Committee Report
continued

Purpose and role of the Audit Committee

The Audit Committee assists the Board in its oversight and monitoring of financial reporting, risk management and internal controls. The Audit Committee's focus is to review and challenge in these areas both with management and with internal and external auditors and, in this regard, to undertake at least an annual review of effectiveness of the risk management and internal control systems.

The terms of reference of the Audit Committee were reviewed in September 2022 as part of the broader governance review ahead of the Company's listing on the NYSE. They were reviewed again at the year end to ensure they were sufficient for the Company's future SOX reporting obligations and to add enhancements for best practice more broadly. The updated Audit Committee terms of reference were agreed by the Audit Committee and subsequently approved by the Board at its meeting in December 2022.

Membership and attendance

Julie Southern, Chair of the Audit Committee, is a Chartered Accountant and in February 2023, the Board determined the Audit Committee met the UK and US composition requirements by virtue of Julie having recent and relevant financial experience for the purpose of the UK Corporate Governance Code, having competence in accounting and/or auditing for the purpose of the Disclosure and Transparency Rules, and being a financial expert for the purposes of the Sarbanes-Oxley Act. John Pettigrew has extensive commercial and operational experience in overseeing the financial affairs of substantial business undertakings and Linda Yueh has a strong economic and academic background with considerable experience gained in advisory roles. The Audit Committee as a whole is, therefore, considered to have competence relevant to the sectors in which the

Company operates. Full biographical details of the members of the Audit Committee can be found on pages 74 and 75. All Audit Committee members are independent Non-Executive Directors. On consideration of her appointment, the Board determined that Sally Johnson has the requisite independence and financial experience to succeed Julie Southern as Audit Committee Chair in May 2023.

The Audit Committee met six times during the year with the members attending all meetings. Five of these were scheduled meetings. The additional meeting was held in May 2022 to consider various regulatory matters in connection with the acquisition of Terminix, including the PCAOB audit and the draft Financial Position and Prospects Procedures (FPPP) Board memorandum. More information on the Audit Committee's work in relation to the acquisition of Terminix can be found on page 99. Full details of the attendance of the members during 2022 can be found on page 79. Meetings of the Audit Committee are attended by the Chairman of the Board, the Chief Executive, the Chief Financial Officer, the Director of Internal Audit & Risk, the Group Financial Controller, the Group General Counsel, the Company Secretary (who acts as secretary to the Audit Committee) and the external auditor. From May 2022 onwards, the Interim Head of Internal Audit & Risk also attended all meetings.

The Audit Committee meets at least once per year separately with the Company's auditor and the Director of Internal Audit & Risk, without executive management present. In 2022, these meetings took place in February and December. The Chair of the Audit Committee also meets periodically with the external auditor. The Chair of the Audit Committee reports to the Board on the activity of the Audit Committee and any matters of particular relevance in the conduct of its work. The Audit Committee did not find it necessary to seek external advice during the year, other than through its usual dialogue with the external auditor.

Activities of the Audit Committee in 2022

In 2022, the Audit Committee considered the following key areas:

Matters considered	Discussion and outcome	Find out more
Financial reporting		
Financial reporting	The Committee reviewed the 2021 Annual Report and the Company's annual and interim financial statements and received reports from both the Group Financial Controller and the auditor on the significant financial reporting judgements relating to each statement.	Financial reporting on page 98
Key accounting matters	The Audit Committee considered key accounting matters, including goodwill impairment and acquisition accounting in relation to the Company's financial results for 2021 and 2022.	Significant issues and judgements on page 98
Acquisition of Terminix	The Audit Committee considered the financial information contained in the F-4 and Circular and Prospectus for recommendation to the Board.	Acquisition of Terminix on page 99
Other financial reporting matters	The Audit Committee reviewed the going concern analysis, the viability statement and the internal control statement for recommendation to the Board.	Other financial reporting matters on page 100
Climate change reporting	The Audit Committee considered an update on climate change reporting in the 2022 Financial Statements.	Climate change reporting on page 100
External audit		
2021 Financial Statements	The Audit Committee received a report from PwC on the results of the audit of the 2021 Financial Statements, considering key judgements and risks. The letter of representation was also reviewed and recommended for approval to the Board.	–
External auditor reappointment	The Audit Committee considered the reappointment of PwC as external auditor, including the terms and scope of the audit engagement, at its meeting in February. PwC was reappointed by the Company's shareholders at the AGM in May 2022.	External audit on page 100
Audit objectives	The Committee considered an update on the key objectives for improvement in the Group audit and the use of audit technology at its meetings in May and July.	Audit services on page 100
Audit strategy	The Audit Committee considered the audit strategy for the 2022 audit, including the key areas of focus assuming a US listing, risk assessment, materiality, Group scoping and coverage at its meeting in July.	External audit on page 100

Matters considered	Discussion and outcome	Find out more
Internal controls and risk		
Internal control framework	The Audit Committee reviewed the effectiveness of the internal control and risk management framework.	Risk management and internal control on page 101
Control environment	The Audit Committee received and reviewed matters relating to the internal control environment provided by the Director of Internal Audit & Risk and reviewed the Group Risk Committee minutes.	Risk management and internal control on page 101
Internal Audit investigations	The Audit Committee reviewed the outcome of Internal Audit investigations, including the most significant issues raised in Internal Audit reports, and received updates on the status of resolution of issues raised.	Internal Audit on page 102
Group risk	The Audit Committee reviewed the Group risks and actions to enhance their measurement, monitoring and mitigation actions, including approval of the principal risks disclosed in the 2021 Annual Report and consideration of those for the 2022 Annual Report.	Principal risks on pages 63 to 69
Financial controls	The Audit Committee reviewed the results of the financial controls testing carried out across the Group by the Company's auditor, PwC.	Risk management and internal control on page 101
Internal Audit	The Audit Committee received and reviewed the conclusions and themes emerging from Internal Audit reviews conducted during the year and approved the Internal Audit Plan for 2023 in conjunction with the Board's strategic review and operating plan for the year.	Internal Audit on page 102
External review of Internal Audit function	In November 2022, the Audit Committee received an update on the progress made during the year on the actions arising from the External Quality Assessment conducted by Deloitte in 2021.	Internal Audit on page 102
Governance and compliance		
Regional deep dives	During 2022, the Audit Committee received separate reports from the Regional Finance Directors of the UK & Sub-Saharan Africa and the Asia regions. These provided detail on the financial reporting for the regions and the control environment in their businesses.	Other regional updates were provided as part of the Board agenda (see page 81)
Tax	The Audit Committee considered and recommended the Group's 2022 tax strategy for approval at its meeting in December.	Our tax strategy can be found on our website
Litigation	The Audit Committee reviewed reports of all material litigation and disputes provided by the Group General Counsel at four of its meetings.	–
Disclosure Committee oversight	The Audit Committee reviewed a report of the Disclosure Committee's activities during the year and its terms of reference.	–
Letter of Assurance	The Audit Committee considered a summary of the outcome of the annual Letter of Assurance review, noting any exceptions provided by the senior country, regional and functional management and any actions proposed as a result of those returns.	Governance and compliance on page 102
Terms of reference	The Audit Committee's terms of reference were updated following its annual review and updates to align with the Company's future US reporting obligations.	These are available on our website
Performance review	The Audit Committee undertook its annual review of the effectiveness of the Committee.	Effectiveness review on page 102

Audit Committee Report
continued

Financial reporting

The Annual Report should provide the information necessary for shareholders to assess the Company's position, performance and prospects and, as a whole, should be fair, balanced and understandable. The Audit Committee considered closely the judgements and decisions taken by the management team in the preparation of the Financial Statements. The sections below set out the significant issues and judgements that were applied in the 2022 Annual Report, as well as providing additional details on other financial reporting matters considered during the year.

Significant issues and judgements

The Audit Committee has reviewed the following significant financial reporting issues and judgements made during the preparation of the Financial Statements with management and the auditor. The significant areas of focus considered and actions taken are set out below. These issues have been discussed and reviewed by the Audit Committee during 2022 and early 2023, notably at the review of the interim results, at the review and agreement of the audit plan for 2022 and as part of the year-end review and approval process. Please see the section on assumptions and estimation uncertainties in General accounting policies on pages 150 and 151 for further disclosure on estimates and accounting judgements.

Significant matter	Action taken
Acquisition accounting	
The Group makes a large number of acquisitions each year, many of which require the valuation of acquired intangible assets, including brands, customer lists and goodwill. The calculations for valuing these assets on acquisition are subject to judgement and estimation about the future performance of the acquired business, such as forecast customer termination rates, discount rates and growth rates. The Group utilises the allowances for provisional accounting within the standards where appropriate, and there is judgement required during this period as to whether the adjustments relate to the pre- or post-acquisition period.	At the year end, management provided the Audit Committee with a summary of M&A activity in the preceding year, including updates to provisional accounting as well as details of new acquisitions. The Audit Committee reviewed the accounting treatment of certain aspects of significant acquisitions, including determination of the consideration paid, the identification and valuation of acquired intangible assets and a review of provisional opening balance sheets. For further details, please refer to pages 170 and 171 in the Financial Statements.
Climate change	
The Group operates across many markets around the world and is impacted by physical events caused by climate change and also contributes to climate change through its carbon emissions. The Group also has a net zero commitment for 2040 and this plan will require operational changes in how we service our customers and deal with the effects of climate change.	As part of its discussion of the audit strategy for 2022, the Audit Committee considered climate change risk and its inclusion in the year-end audit report, as well as ESG reporting initiatives, at its meeting in November 2022. In December 2022, climate change risk was considered as part of the review of Group risks and the Audit Committee received an update from the Chief Financial Officer and the Group Financial Controller outlining the accounting considerations and climate change reporting in the Company's Financial Statements, including any impact from the acquisition of Terminix (see also page 100 on climate change reporting).
Tax provisions	
The Group holds a number of provisions for tax contingencies in relation to various claims and potential claims from tax authorities, which require significant judgements and estimates in relation to tax risks. The complexity is increased as a result of the large number of tax jurisdictions in which the Group operates, and the time taken for tax matters to be agreed with the relevant authorities.	Management determines the provisions for uncertain tax positions based on the relevant tax rules in each country, the status of negotiations with tax authorities, its past experience including external advice to support judgements where there was significant uncertainty and the amounts involved where material. In respect of transfer pricing across tax jurisdictions, the Group benchmarked its approach using transfer pricing experts to ensure the risk of breaching local tax authority requirements is minimised. The Audit Committee reviewed the position at the half-year and year-end balance sheet dates supported by papers from the Group Tax Director, and is satisfied that the assumptions supporting the valuations are appropriate and that the liabilities are reasonably stated in the Financial Statements. Further details can be found in Note A13 Current tax liabilities.

Significant matter	Action taken
Goodwill impairment review	
The Group carries material balances for goodwill and acquired intangible assets, and due to the acquisition programme makes material additions to these balances each year. The recoverable amount of these assets is determined based on the higher of value-in-use calculations, using cash flow projections, and fair value less costs to sell. Annual impairment tests are primarily based on value-in-use calculations which require significant judgements in relation to the inputs used, including forecast growth rates and discount rates. Management is required to perform annual tests for impairment on indefinite-lived intangible assets and on other acquired intangible assets when there are indicators of impairment.	Management reviewed all impairment tests for goodwill balances over £2m using a centrally provided model. The intangible assets were grouped into cash-generating units (CGUs) for the purpose of assessing recoverable amounts, using cash flows based on the most recent strategic plans, as amended for any significant changes since their preparation. Cash flows were discounted using the internally calculated country and category-specific discount rates. The Audit Committee received a summary of the results of the review and, although the total value of intangible assets is significant, was satisfied that the outcome of the impairment review was adequately disclosed in Note B2 Intangible assets.
Accounting policy alignment	
As part of the integration following the Terminix acquisition we have reviewed accounting policies to ensure we have a single application process. Within the review of these policies, two material areas of judgement have been identified. Firstly providing for legacy termite damage claims and secondly revenue recognition on termite revenues. Termite damage claims include judgements on the quantum, timing and severity of claims over a multiyear period. Revenue recognition involves judgements on the application of IFRS 15 and the phasing of which period revenues are recognised.	For the two material judgements identified in the policy review we have gathered the historical data, contract data and other supporting data to provide the basis for forward looking judgements. For both revenue recognition and termite damage claims we have hired external professional advisors to support modelling and analysis and to help management with aligning the policy application to relevant reporting standards. On the termite damage claims it may take many years before we fully understand the outcomes and we have provided sensitivity analysis on pages 160 and 161 to help understand the estimation and judgement involved. We will be maintaining external valuation support on an ongoing basis to validate the provisioning. Both review processes have been completed and any associated adjustments booked in the period.

Acquisition of Terminix

In 2022, the Audit Committee considered various matters arising out of and in connection with the acquisition of Terminix. The Audit Committee supported the Board by considering and recommending the financial information and risk sections contained within the shareholder circulars which were required as part of the transaction. The US shareholder circular, the Form F-4, included all the material information necessary for Terminix shareholders to make an informed business decision about the transaction. It included certain historical financial information of the Company, for the financial years 2019, 2020 and 2021, which was audited to a Public Company Accounting Oversight Board (PCAOB) standard. It also included management's discussion and analysis (MD&A) of the performance of the Company, with qualitative and quantitative measures, as well as risk factors highlighting the most significant risks relating to the transaction and our business. Certain unaudited prospective financial information and the expected synergies resulting from the transaction were also disclosed.

The UK Circular and Prospectus contained historical financial information in respect of Terminix and unaudited pro forma financial information on the enlarged Group using the Company's IFRS accounting policies (Terminix results were amended from their US GAAP accounting policies). It also required a working capital statement (confirming that the enlarged Group had sufficient working capital available for the 12-month period following publication of the combined Circular and Prospectus) and a statement that there has been no significant change to Rentokil Initial or Terminix since the date of the last published financial information. Finally, the Circular and Prospectus disclosed risk factors setting out the material risks relating to the transaction and the Company.

Key financial workstreams were created to approach the financial reporting required as set out above. The Audit Committee received in-depth reviews of these workstreams, including objectives, any key assumptions and their status at its meetings during 2022 up to completion. The Audit Committee approved the engagement of KPMG for the 2019 and 2020 PCAOB audit and PwC for the 2021 PCAOB audit. As part of its ongoing review, the Audit Committee considered the PCAOB requirement of understanding the processes and internal controls for financial reporting of the Company and considered the disclosure of any potential material weaknesses.

An additional Audit Committee meeting was held in May 2022 in relation to the transaction. At this meeting, the Audit Committee received a PCAOB update from management, KPMG and PwC. The committee considered the financial information required in the F-4 and the MD&A disclosure, as well as the assessment undertaken to support the working capital statement required in the combined Circular and Prospectus.

The Audit Committee also considered the basis of the Financial Position and Prospects Procedures (FPPP) Board memorandum, which was submitted as part of the F-4 filing. This documented a summary of both the Company's and Terminix's current FPPP, a first stage integration plan outlining the key integration principles and steps to be taken pre and post completion in order to successfully minimise the impact of the proposed transaction on the FPPP of the enlarged Group, and the FPPP risks inherent to the transaction along with procedures to mitigate them.

The Audit Committee received updates from management and the auditors on the accounting, control and integration aspects of the Terminix transaction. Elements considered when reviewing integration planning ahead of completion included the plans for financial reporting post-completion and SOX implementation. Throughout 2022, the Audit Committee monitored team capabilities and capacity to ensure the right resources were in place for the new environment. The Audit Committee also considered synergy and investment reporting and termite provisions.

The Audit Committee has continued to receive updates on relevant aspects of the transaction since it completed in October 2022.

SOX compliance

Following the publication of the F-4 and combined Circular and Prospectus in September 2022 and the transaction's completion in October 2022, the Audit Committee has increased its focus on the Company's SOX implementation programme. An in-depth review of SOX was undertaken as part of the Audit Committee meeting in December 2022, which considered the identified material weaknesses (as reported on page 101) and the processes and controls being put in place, an update on the risk assessment and scoping exercise that had been undertaken, and the status of the implementation roadmap including an overview of each workstream. This will continue to be a significant area of focus in 2023.

Audit Committee Report
continued

Form 20-F

Following the listing of our American Depositary Shares on the New York Stock Exchange, the Company is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies and is therefore required to file a US annual report (Form 20-F) in relation to the year ended 31 December 2022. The Audit Committee reviewed the contents of the 20-F as part of the year-end process. In addition, the Company's external legal advisors have undertaken a full review of the Group's disclosures to ensure compliance with the new Form 20-F reporting.

Other financial reporting matters

Going concern and viability statements

At its meeting in March 2023, the Audit Committee considered the Group's ability to continue as a going concern, taking into account budgets, borrowing facilities, timing of cash flows, and financial and operational risk management before recommending to the Board that it adopt the going concern basis of preparation for the 2022 Financial Statements. At the same meeting, the Audit Committee also considered the longer-term viability of the Company, reviewing the analysis from management to support the viability statement in the 2022 Annual Report. Both going concern and viability modelled forecasts of future cash flows included stress-testing scenarios and an analysis of other risks that could impact the viability of the business over a one-year and three-year period (2023 to 2025) respectively and how they could be mitigated. The going concern statement for 2022 can be found on page 218. The viability statement for 2022 can be found on page 70.

Fair, balanced and understandable reporting

During 2022, the Audit Committee undertook a review of the 2021 Annual Report ahead of its publication to consider whether it was fair, balanced and understandable as required by the UK Corporate Governance Code. A similar process was repeated for the 2022 Annual Report at the Audit Committee meeting in February 2023. The Committee received a report from management summarising the process undertaken, which covered, but was not limited to, the following:

➔ The Chairman and Chief Executive provide input and agree on key elements to be included, which set the tone and balance of the Strategic Report.

➔ All contributors to the Annual Report are made aware of the requirement for content to be fair, balanced and understandable.

➔ Regular review meetings are held with the appropriate senior management to ensure consistency of the whole document.

➔ An extensive review and verification process is undertaken by the appropriate departments and senior managers, using verification software to ensure the accuracy of the content.

➔ Additional independent internal reviews are undertaken to ensure that any perceived lack of clarity, balance or understanding in the Annual Report is identified and addressed.

The Audit Committee was satisfied that the Annual Report did provide a fair, balanced and understandable assessment of the Company's position and prospects. The Board's statement on fair, balanced and understandable in relation to the 2022 Annual Report can be found on page 218.

Climate change reporting

In December 2022, the Audit Committee received a presentation from the Chief Financial Officer and the Group Financial Controller providing an update on any changes in the assessment of climate change impacts, be they physical, societal or legislative, on the assets and trading of the Group and the respective disclosures to be included in the 2022 Annual Report. Consideration was given to any impact from the acquisition of Terminix, and it was agreed that there was no material change to the conclusions previously reached and, therefore, the approach for reporting climate change remained appropriate for the 2022 Financial Statements.

To ensure commitments and interpretations of the impact of climate reporting on the business are reflected in the Financial Statements, management have reviewed the new guidance issued by the FRC in July 2022 entitled 'CRR Thematic review of TCFD disclosures and climate in the financial statements'. Management has also reviewed the analysis of climate change risk with the Group Risk Committee to ensure that it is complete and reasonable and that as a result the climate

change impacts that need reporting in the Financial Statements are accurately identified and disclosed.

External audit

Audit services

The auditor is appointed by shareholders to provide an opinion on the Financial Statements and certain other disclosures prepared by the Directors. PwC was reappointed as auditor at the 2022 AGM in May. The Audit Committee is responsible for oversight of the auditor, agreeing the audit strategy and related work plan as well as approving auditor fees.

The auditor attends all meetings of the Audit Committee. The Audit Committee met twice with PwC without executive management present and met with the Audit Committee Chair independently five times. The main engagement with the Audit Committee in 2022 has been audit strategy, the audit and publication of annual and periodic financial statements, the auditor's scope and priorities and its approach to key judgement areas. PwC has also been involved in discussions regarding SOX planning and readiness.

During the year, the Audit Committee received an update from PwC on the status of key quality objectives that had been agreed in 2021 for improving the Group audit. In addition, the Audit Committee received a presentation from PwC on the use of audit technology during the 2021 audit, designed to improve audit quality, and how insights gained would be flowed into the technology plan for the 2022 audit and preparation for future SOX compliance obligations.

In addition to reviewing and tracking the effectiveness of the technology elements of the audit, as part of its review of the effectiveness of the auditor during 2022, the Audit Committee considered the FRC's Audit Quality Inspection Report for PwC. A full effectiveness review will be undertaken in 2023 in relation to the 2022 audit.

Audit-related and non-audit services

To safeguard the objectivity and independence of the auditor, the Company has a policy on the engagement of the auditor's services on audit-related and non-audit services. The Audit Committee accepts that in some instances certain work of a non-audit nature is best undertaken by the auditor.

The policy sets out the nature of services that are permitted and those that are specifically prohibited. In general, permitted services would be limited to matters that are closely related to the annual audit process or where detailed knowledge of the Group is advantageous. The auditor is permitted to be engaged on transaction services but not to undertake any work which would itself be subject to audit.

The Audit Committee regularly reviews the amount and nature of non-audit work performed by the auditor to ensure that the auditor's independence is not compromised. Any engagement fee on permitted services in excess of £10,000 requires the approval of the Chair of the Audit Committee and any engagement fee in excess of £250,000 requires the approval of the Audit Committee. Fees below £10,000 must be approved by the Chief Financial Officer in advance. A copy of the current policy on the provision of non-audit services by the external auditors is available on our website.

Audit fees for the statutory audit for 2022 were £7m (2021: £5m). Fees for audit-related assurance services and other non-audit services incurred during the year amounted to £5m (2021: £0.2m). The ratio of non-audit fees to statutory audit fees for the year was therefore 0.7:1 (2021: 0.04:1). The majority of the non-audit services provided were for fees in relation to the acquisition of Terminix.

As part of the broader Board review and approval of professional advisor fees in relation to the proposed acquisition of Terminix, the Audit Committee considered and approved additional non-audit fees for the proposed work to be undertaken by PwC in relation to the project including the 2021 PCAOB Group audit. The Audit Committee concluded that it was in the interests of the Company to engage PwC to undertake the work due to its knowledge of the business. Due to the recent appointment of PwC, statutory caps on non-audit services to protect independence did not apply. However, the Audit Committee reviewed the potential fees as if the policy had applied and determined at a Group level that the cap would not be breached based on the non-audit work expected to be completed by PwC. Further details on audit services can be found in Note A8 to the Financial Statements on page 162.

Disclosure of information to the auditor

The Audit Committee monitors the process leading up to the preparation of the Financial Statements, including the arrangements the Company has in place for disclosing all relevant audit information to the auditor. A formal confirmation on disclosure of information to the auditor is provided in the Directors' Report on page 218.

Tenure

PwC was appointed as our external auditor at our AGM in May 2021 following a formal audit tender undertaken during 2020. Neil Grimes is the lead audit partner responsible for the Group audit. It is intended that the next competitive tender process will be undertaken within the 10-year period from appointment in accordance with the UK Competition & Markets Authority Order. The Company confirms its compliance with the provisions of the UK Competition & Markets Authority Order regarding statutory audit services for the financial period ended 31 December 2022.

Auditor independence and objectivity

The Audit Committee received confirmation from PwC that it was independent and objective within the context of applicable professional standards prior to its appointment by shareholders at the AGM in May 2022.

The Audit Committee considers annually the scope, fee, performance and independence of the external auditor. In concluding that PwC should be proposed for reappointment as auditor at the AGM in May 2023, the Board and the Audit Committee took into account the need to ensure that auditor independence was safeguarded. The Audit Committee received confirmation from PwC that it remained independent and objective within the context of applicable professional standards.

The Audit Committee considers that there are sufficient controls and processes in place to ensure that the required level of independence of the auditor is maintained and it is not believed that there is any material risk of the Company's auditor withdrawing from the market.

Risk management and internal control

The Group's approach to managing risk and ensuring that an effective internal control environment is maintained is set out in the Risks and Uncertainties section on page 63. The Board's statement on risk management and internal control is set out in the Corporate Governance Report on page 94. Independent reassurance of the effectiveness of risk management and internal controls across the Group is provided to the Chief Executive and the Board by Group Internal Audit.

The identification and management of risk is fully integrated into the development of the Group's strategy and the day-to-day operational execution of the strategy by the regions and business units. Ensuring that risks are identified and managed effectively is a part of every manager's and supervisor's job through leadership of the teams for which they are responsible.

The Board has overall responsibility for the Group's risk management approach. This includes:

- review and approval of the Group's overall strategy, which includes reviewing the risks that may prevent the Group from achieving its objectives and ensuring that these risks are mitigated or managed to an acceptable level;
- regular reviews of business performance including updates of the risks that the business is facing, and challenging management to obtain assurance that these risks are being effectively managed;
- review of management's approach to identifying and managing risk, including approval of the Group Risk Register and recommending enhancements;
- evaluation of the effectiveness of internal controls, including financial, operational and compliance controls; evaluation of the effectiveness of internal and external audits;
- delegation of authority to the Chief Executive and Chief Financial Officer to make commitments on behalf of the Company; and
- the evaluation of the effectiveness of our internal controls identified material weaknesses relating to IT general controls and aspects of management's overall system of financial controls (lack of sufficient technical accounting knowledge, segregation of duties, management

review controls.) The Board has reviewed the remediation plans that form part of management's SOX implementation programme and are satisfied they will address the potential weaknesses identified.

Some of the above responsibilities are delegated to the Audit Committee as previously described. The Audit Committee receives regular reports from the Chief Financial Officer and the Director of Internal Audit & Risk on financial controls and process improvement programmes. These include:

- an annual report on the overall status of the control environment in the Group, including the results of testing and reports on identified areas of weakness in controls;
- action plans on control environment improvements and updates on their implementation;
- updates on control weaknesses and planned actions to prevent a reoccurrence; and
- periodic reports from regional and Group Finance executives, and Internal Audit.

During 2022, the Audit Committee was updated on the risk and control environment in the main businesses, as well as the Regional Finance Directors' assessment of the quality and priorities of the Finance function in the relevant part of the business. Audit Committee members received reports from the Regional Finance Directors for the UK & Sub-Saharan Africa region and the Asia region, respectively during the year. Other regional updates were provided as part of the Board agenda. This provides a high-level insight for the Audit Committee on potential risks. It further supports the discussions that take place in the Nomination Committee on talent and succession in the Finance function.

The Committee continues to evaluate cyber incidents and risk throughout the year and, although there is no indication we are specific targets, we remain vigilant given both the number and seriousness of cyber attacks in the year, with repeated distributed denial-of-service (DDoS) attacks and attempted ransomware incidents. Our cyber technology and resilience have continued to allow us to detect and avert complex and volatile threats before they were able to have any material impact on our operations. This is an area we will continue to develop and monitor as we integrate and synchronise with our IT capabilities in our combined North America business.

The number of control issues across the Group remains relatively low, with those that do occur not resulting in a material impact on Group performance. Nonetheless, some significant control issues were experienced including:

- site risk assessments not routinely being in place for some new commercial customers in our North America business. A regionwide compliance and education programme was implemented to redress this risk; and
- a cyber attack on a non-integrated acquisition in our North America business, our CAWE business in France and our business in Guatemala. The cyber attacks were identified through the security operations centre, with swift remedial work to end the attack, then to investigate the root cause and circumstances, driving threat landscape change in the organisation.

Operational controls examined by Internal Audit generally work well. Testing of these controls during 2022 highlighted some issues regarding the retention of documentation for training records and the routine completion of site risk assessments in some businesses. The Audit Committee also receives a regular report of matters reported via Speak Up, our internal whistleblowing process. There were 70 control incidents reported in 2022 (2021: 41). The nature of the matters reported remain similar to previous years and relate to employee and employment matters; very few relate to fraudulent activity, which remains at a low level across the Group. The increase reported is understood to have been driven by increased awareness of the Speak Up line in our Latin America region. The nature of the matters reported remains consistent with previous years. During 2022, monitoring of our external Supplier Speak Up line was transferred to the Internal Audit function; no matters were raised via this external line in 2022.

Audit Committee Report
continued

There is a Group Risk Committee composed of key functional and operational senior managers which considers the risk framework, and key and emerging risks. This Committee sits within our governance framework as set out on page 80. Copies of the minutes of the Group Risk Committee are provided to the Audit Committee. Where appropriate, items that are raised as significant or emerging issues by the Group Risk Committee are reflected in adjustments to the control environment.

Internal audit

As a result of the Terminix acquisition, the Internal Audit function has increased in size to a team of 12 (six based in North America) led by the Director of Internal Audit & Risk. The Director of Internal Audit & Risk reports to the Chief Financial Officer and has direct lines of communication with the Chair of the Audit Committee, the Chief Executive and the Chairman of the Board, as well as to all operational and functional leaders in the business.

In 2022, Internal Audit continued to conduct in-depth reviews of a broad range of business processes at business locations across all regions. These included:

- key financial controls;
- entertainment and travel expenses;
- authority schedules;
- payroll;
- IT general controls and IT corporate-level controls including Payment Card Industry Data Security Standard (PCI-DSS) compliance;
- customer contract management;
- stock and warehousing;
- procurement;
- operational effectiveness including compliance with Group technical standards;
- business continuity management; and
- compliance with the Code of Conduct and anti-corruption policy.

The 2022 Internal Audit Plan was approved by the Audit Committee in December 2021. As travel restrictions eased, more audits were conducted on site or in a hybrid manner during 2022, with remote auditing proving to be an effective way to operate some audit work. The common themes arising from the internal audit work during 2022 were presented to the Audit Committee in December 2022, together with recommendations to senior management to improve the controls across some processes.

The 2022 Internal Audit Plan has been designed to address the areas that emerged in 2021, and to improve the process in several ways. The audit scope has been tailored to address risks at a country level, and district level for North America, with flexibility in the processes covered. The IT audit work plan continues to be an important area of focus for Internal Audit and, with input from the Chief Information Officer, specific areas of IT risk are included in the plan for 2022.

None of the failures identified in the control environment by Internal Audit or any of the recommendations relating to individual audits represented a systemic underlying issue. The overall work of the Internal Audit function is supportive of the Audit Committee's and the Board's view that the financial and operational controls environment, set out on pages 101 and 102, is working adequately. The Board's statement on the effectiveness of risk management and internal control can be found on page 94.

The effectiveness of the Internal Audit function was considered by the Audit Committee during its review and approval of the 2023 Audit Plan by means of a review of the resources available, qualifications of the enlarged team and the plans to combine the Rentokil Initial and Terminix Internal Audit colleagues. In addition, at its meeting in November 2022, the Audit Committee received an update on the progress of the action plan to address recommendations from the independent external quality assessment (EQA) which was undertaken by Deloitte in 2021 in order to review the effectiveness of the Internal Audit function. It was reported that the majority of the actions had already been completed.

Governance and compliance

The Audit Committee has responsibility for reviewing the Company's procedures for handling compliance with our Code of Conduct and anti-corruption policy, and confidential reporting (whistleblower) arrangements, known as Speak Up. The Code of Conduct, a fundamental commitment to comply with all applicable legal requirements and with high ethical standards, can be found on our website. It clearly sets out how colleagues can seek advice and report concerns about suspected ethical or legal misconduct policy violations. The Company uses an international confidential Speak Up email address and phone line to allow colleagues to report any suspected wrongdoing internally to independent senior management at Group level.

Terminix had its own established Code of Conduct which covers very similar standards and values. It is intended that this will be harmonised with the Rentokil Initial Code of Conduct during a planned update in 2023. The existing confidential reporting arrangements for Terminix have been retained and these will be included in our external reporting from 2023.

In 2021, a separate Supplier Speak Up line was introduced for suppliers and their employees or other stakeholders to report genuine concerns over malpractice, illegal acts or failures to comply with recognised standards of ethical behaviour that they observe at any point within our global supply chain.

Reported cases are monitored by Internal Audit and any potential misconduct reported is formally investigated and appropriate action taken, with the results of the investigation being reported back to the whistleblower. The Director of Internal Audit & Risk provides regular updates to the Audit Committee of any control incidents.

The Audit Committee also periodically reviews the communication process in place throughout the Company regarding whistleblowing and the use of Speak Up to ensure its effectiveness and to monitor our colleagues' understanding of the system. A Speak Up summary report was submitted to the Board in December for overview of compliance with the European Whistleblowing Directive and the UK Corporate Governance Code.

The Audit Committee is informed of the outcome of the annual Letter of Assurance process where senior management are required to confirm compliance with key Group policies, including the Code of Conduct, and the dissemination of these policies to their respective country and functional teams (see also Monitoring and oversight on pages 93 and 94). The full list of exceptions reported during the process is shared with the Audit Committee and any thematic issues raised are also shared with the ELT as required.

The outcomes of the BEIS consultation on audit and governance reform were considered throughout the year both at Audit Committee meetings and as part of Board governance reviews. The consultation by the FRC on a draft minimum standard for audit committees was considered as part of a broader governance review at the Board meeting in December 2022. The Audit Committee will continue to monitor closely the outcome of this and other related consultations in 2023.

Audit Committee effectiveness

During 2022, a review of effectiveness of the Audit Committee was undertaken using internal questionnaires. This was conducted in parallel to the Board evaluation detailed on page 92. The review demonstrated that the performance of the Audit Committee continued to be considered effective in 2022 in terms of the management of meetings, the quality of the content and information provided to it from internal or external advisors, and in the Audit Committee's work to undertake its duties. In 2023, the Audit Committee will continue to focus on aspects resulting from the acquisition of Terminix including SOX implementation and the assessment of SOX compliance, as well as the Company's ongoing US reporting obligations.

Read the Audit Committee's terms of reference at **rentokil-initial.com/investors/governance**

Read our Policy on the Provision of Non-Audit Services by the External Auditors at **rentokil-initial.com/investors/governance**

Nomination Committee Report



Areas of focus in 2022

- Appointment of a Non-Executive Director from the board of Terminix Global Holdings, Inc.
- Audit Committee Chair succession
- Executive Director and senior management succession planning and talent development
- North America leadership team following the acquisition of Terminix

Areas of focus in 2023

- Audit Committee Chair succession
- Senior management succession plans
- Externally facilitated Board and Committee evaluation

Committee members:

Richard Solomons (Chair)
David Frear
Sarosh Mistry
John Pettigrew
Julie Southern
Cathy Turner
Linda Yueh

Dear Shareholder

I am pleased to present to you the report of the work undertaken by the Nomination Committee in the year ended 31 December 2022.

The Nomination Committee once again assisted the Board of Directors to fulfil its responsibilities, with focus being given to Board and senior leadership changes arising as a result of the completion of the acquisition of Terminix in October 2022. Most notably, the Nomination Committee undertook a process to identify the most appropriate director to appoint to the Board from the board of directors of Terminix. Following a thorough process, I am delighted that David Frear joined as a Non-Executive Director of the Company at completion of the transaction on 12 October 2022. David had been a director of Terminix since January 2021, and brings considerable experience as a US-based Chief Financial Officer, having served in that role at Sirius XM, Savvis Communications Corporation and Orion Network Systems Inc., and as a board member of leading North American businesses.

Both the Nomination Committee and the Board spent time during the year discussing the composition of the North America leadership team in light of the Terminix transaction and the enlarged scale of the business in that region. Brett Ponton, Chief Executive Officer (CEO) of Terminix, was appointed CEO of the Company's North America region and a member of the Executive Leadership Team at completion of the acquisition. The Nomination Committee considered the status of the talent selection process in North America and succession plans at its meeting in December 2022, as part of its annual consideration of talent and succession planning.

A number of senior managers from Terminix have presented to the Board or met with Directors during 2022 and it is planned that this engagement will continue in 2023 as part of the Board's ongoing practice of meeting with senior managers and talent from around the world.

The Nomination Committee also dedicated time during the year to consider succession plans for the role of Audit Committee Chair. Julie Southern will have served as a Non-Executive Director for a period of nine years in July 2023 and will therefore, in accordance with best practice and the UK Corporate Governance Code, step down from the Board at the conclusion of the AGM on 10 May 2023. Details of the recruitment process undertaken in 2022 and early 2023 are set out in this report and I am extremely pleased to say that Sally Johnson will be joining the Board as a Non-Executive Director, as well as a member of the Nomination and Audit Committees, from 1 April 2023. She will also succeed Julie as Chair of the Audit Committee from 10 May 2023. Sally is currently the Chief Financial Officer of Pearson plc, the FTSE 100 global education and learning business, and brings strong technical and commercial finance skills from her executive roles, including knowledge of the US listed environment. I am sure she will be a great addition to the Board.

As is our usual practice, we continued to focus on succession planning for our Chief Executive, Chief Financial Officer and members of our Executive Leadership Team.

The Nomination Committee also considered the change in regulations in diversity related reporting in 2022, as well as reviewing updated guidance such as the FTSE Women Leaders Review and investor guidelines which had been published during the year. Following detailed discussion, the Nomination Committee recommended that the targets set out in our Board diversity policy be updated.

Full details of the Nomination Committee's work during 2022 can be found set out in the following report.

Richard Solomons
Chair of the Nomination Committee

16 March 2023

Nomination Committee Report
continued

Role of the Nomination Committee

The Nomination Committee monitors the composition and balance of the Board and of its Committees by identifying and recommending to the Board the appointment of new Directors and Committee members and ensuring they have the appropriate balance of skills, knowledge and experience to govern the Company in a professional, ethical and transparent manner. The Nomination Committee also oversees talent and succession plans for members of the Executive Leadership Team (ELT) and the Company Secretary, ensuring the development of a diverse pipeline for the future senior management of the Group. Additionally, it plays an active role in setting and meeting diversity objectives and strategies for the Company as a whole, and has oversight of the impact of diversity initiatives. The full responsibilities of the Committee are set out in its terms of reference, which are available on our website. These were last reviewed in December 2022.

Membership and attendance

All Non-Executive Directors are members of the Nomination Committee to ensure they have a formal forum to input and help determine the composition of the Board. The Chair of the Board, Richard Solomons, chairs the Nomination Committee. The Nomination Committee met four times during the year and full details of members' attendance during 2022 can be found on page 79. Members of the Committee will also hold discussions as required outside of the formal meetings.

The Nomination Committee Chair will seek views in advance from any member who cannot attend a meeting and provide a briefing on outcomes if appropriate. Papers and minutes of the meeting are circulated to all Nomination Committee members, whether or not they attend. The Chief Executive also usually attends meetings, especially to assist with discussions of executive succession and talent programmes, as does the Group General Counsel. The Company Secretary acts as secretary to the Nomination Committee.

Appointment process to the Board

The Nomination Committee is responsible for ensuring there is a formal, rigorous and transparent process in place for appointing Directors. Potential appointments are assessed with a view to ensuring an optimised Board composition for it to discharge its duties and responsibilities effectively. Candidates are considered from a diverse group of individuals whose skills and experience have been gained in a variety of backgrounds. Successful candidates have to demonstrate integrity and independence of mind and must enhance the overall effectiveness of the Board.

All appointments are considered objectively and are made on merit. Pro-forma letters of appointment for Non-Executive Directors and the Chair of the Board are available on our website. We support the process of appointing new Directors to the Board by using external recruitment consultants.

Non-Executive Director succession

When the Board considered the acquisition of Terminix at the end of 2021, it reviewed the composition of the Board to lead the enlarged Group and determined that there would be benefits in an additional Non-Executive Director joining the Board from the Terminix board. This was formalised into the merger agreement and in early 2022, the Nomination Committee considered the desired requirements for the role and proceeded to review the potential candidates over the following months. Due to the candidate base no external recruitment firm was required for this process.

The Nomination Committee Chair held meetings with the shortlist of potential candidates and both he and the Chief Executive sought input from the Chief Executive and Chairman of Terminix throughout the process. The Nomination Committee had an opportunity to meet with all the directors of Terminix at a Board dinner held in New York in June 2022 as part of the Board's overseas visit (see pages 81 and 85). Feedback on the meetings held to date were shared at the Nomination Committee meeting in June.

The Nomination Committee reviewed the status of ongoing discussions at its meeting in July, including the availability of directors and their willingness to serve. Ahead of the acquisition of Terminix completing in October, the Nomination Committee recommended David Frear's appointment as a Non-Executive Director to the Board. It was also recommended that he become a member of the Remuneration and Nomination Committees. The Board subsequently approved the appointment and David Frear joined the Board of Directors and the Remuneration and Nomination Committees on completion of the acquisition on 12 October 2022.

Julie Southern will have served as a Non-Executive Director for a period of nine years in July 2023 and, therefore, the other key area of focus for the Nomination Committee in the second half of 2022 and early 2023 was to undertake a recruitment process to identify a suitable successor for her role. The executive search agency, Spencer Stuart, was appointed to support the process. Spencer Stuart does not have any connections with the Company or any Director that may impair its independence and is a signatory to the Enhanced Voluntary Code of Conduct for Executive Search Firms.

Activities of the Nomination Committee in 2022

The Nomination Committee considered the following key areas during 2022 and early 2023:

Matters considered	Discussion and outcome	Find out more
Board succession	The Nomination Committee nominated David Frear for appointment and considered succession plans for the Audit Committee Chair role.	See above and Board composition on page 79
Senior management succession	Executive Director and senior management succession was considered throughout the year with a detailed briefing on talent and succession planning provided in December 2022.	See page 105 for more information
Terms of reference	The Nomination Committee reviewed its terms of reference in December 2022.	Available to view on our website
Nomination Committee effectiveness	The Nomination Committee undertook a review of its effectiveness.	See effectiveness review on page 106
Director effectiveness	A review of individual Directors' performance was conducted, as part of the Board evaluation process.	See page 93 for more information
Diversity	The Nomination Committee considered diversity related reporting and targets, reviewed the effectiveness of the Board diversity policy and recommended updates of the policy to the Board.	See page 107 for more information
Conflicts of interest	The Nomination Committee reviewed potential conflicts of interest authorised by the Board and the processes in place to ensure that they are properly considered.	See Managing conflicts of interest on page 106

The Nomination Committee worked with Spencer Stuart, with the support of the Group HR Director, to devise an appropriate position and candidate specification. The Nomination Committee considered the preferred attributes and experience for the role against the backdrop of the current composition of the Board. The Nomination Committee considered potential candidates during 2022 and early 2023.

Spencer Stuart conducted initial interviews with potential candidates in order to evaluate fit against the role criteria, including the skills and competencies identified, and our culture. Shortlisted candidates then met with the Chairman and the Group HR Director, with preferred candidates subsequently being interviewed by the Chief Executive, the Chief Financial Officer, the Senior Independent Director, the Audit Committee Chair and other members of the Board as appropriate.

Updates were provided to the members of the Nomination Committee throughout the process, both at scheduled meetings and by additional conversations where necessary. Full details of the preferred candidate were provided to Nomination Committee along with feedback from the interview process. Following deliberation, the Nomination Committee recommended the appointment of Sally Johnson to the Board and as a member of the Nomination and Audit Committees. It further recommended that Sally succeed Julie Southern as Audit Committee Chair with effect from the conclusion of the Company's AGM on 10 May 2023. The Board approved the appointments as recommended by the Nomination Committee and Sally Johnson will join the Board as a Non-Executive Director on 1 April 2023.

Senior management succession planning and talent development

The Nomination Committee supports the Board in recognising that strategic, thoughtful and practical succession planning and talent development is critical to the long-term success of the Company. The Nomination Committee undertakes to bring new energy, challenge and oversight to the process and to reflect the business strategy and operational goals in appointments. The Board has ultimate responsibility for succession planning for Executive and Non-Executive Directors and senior management, supported by the oversight and recommendations

of the Nomination Committee. While Board approval is only required for changes to the ELT, as outlined below, the Nomination Committee as part of its review also considers talent and succession planning below this level.

The succession planning process involves the evaluation of each leadership team role along with other critical roles against whether there are successors ready now, ready in one to two years, or ready in three to five or more years, as well as identifying any emergency cover for those roles in place. Colleagues identified as successors and select talented employees are included in a talent pool and are put through a robust development assessment and planning process where strengths and gaps are identified using, among other measures, psychometric assessments, career conversations and a 360-degree feedback assessment. The information from this is applied to help create effective development plans as well as to inform the content of the talent pool development sessions. In 2022, a full succession planning review of regional and functional leadership teams and critical roles was completed, with Latin America taking part for the first time. A full succession planning process for the North America leadership team was not undertaken in 2022 as it would have been premature given the number of new roles in place following the acquisition of Terminix.

The Group HR Director presented a detailed update on the Company's talent strategy to the Nomination Committee in December. The session reviewed the talent and succession update as well as providing a spotlight on talent selection in North America to reflect the challenges and opportunities presented by an enlarged Group following the acquisition of Terminix. The establishment of the North America leadership team following the acquisition was also considered by the Board at various stages throughout 2022. The best of breed approach to retaining the best talent across the Group was highlighted, along with the aim of ensuring strong development opportunities to support the succession pipeline.

The Nomination Committee considered the succession plans for the Chief Executive, Chief Financial Officer and other members of the ELT. Global and critical role succession was also reviewed, with an update on regional leadership succession plans provided.

Board diversity objectives

Objectives	Outcome in 2022
That the Board comprises at least 40% women by 2028.	33.3% of our Directors are female (2021: 37.5%).
That at least one of the Chair, CEO, CFO or Senior Independent Director is a woman by 2028.	Currently all roles are held by men.
That at least one member of the Board is from a minority ethnic background.	This was achieved with the appointment of Linda Yueh in 2017 and exceeded with the appointment of Sarosh Mistry in 2021.
Commitment to a merit-based approach to Board composition within a diverse and inclusive culture.	Considered as part of all Board appointments, including the appointment of a Director from the Terminix Board and the search for Julie Southern's successor.
To work only with executive search firms on Board appointments that have signed up to the Enhanced Voluntary Code of Conduct for Executive Search Firms on gender diversity and best practice (Enhanced Code).	All executive search firms retained by the Company during 2022 for Board appointments had signed up to the Enhanced Code.
To support the executive management of the Company in developing and implementing appropriate policies, programmes and initiatives designed to promote diversity at all levels of the organisation.	In 2022, our ELT and its direct reports (excluding colleagues in administrative roles) were 29% female (2021: 29%). Approximately 23% of our colleagues are female. The Board receives two detailed briefings on culture and our Employer of Choice agenda each year, which address progress on diversity and inclusion.
To ensure that there is a pipeline of female executives within the organisation who are qualified and capable of taking up senior leadership positions.	We have an increase of 4% in female successors based on the inscope roles for succession planning.
Aim to ensure that there is appropriate and meaningful disclosure in the Company's Annual Report on Board composition, appointment processes, the policies and initiatives the Company has in place and the steps it is taking to promote diversity, both at Board level and across the Company.	Considered each year when drafting the Annual Report.

Nomination Committee Report
continued

The Nomination Committee considered the progress made towards the priorities identified in relation to talent for 2022, noting the highlights achieved as a result of an increased focus in this area. The Company has established global, regional and fast-track talent pools to help identify successors for key roles and to identify and accelerate the development of fast-track talent. Rachel Canham joined the ELT as Group General Counsel on 4 April 2022 and Brett Ponton joined as CEO, North America on 12 October 2022. The Board aims to familiarise itself as much as possible with the senior management team as well as colleagues identified as successors or 'high potentials' through its ongoing engagement programme. More details can be found on pages 82 and 88.

We regularly monitor the effectiveness of our talent development and succession planning activity. In our ELT and Group Leadership Forum (GLF; our top c.100 senior management team), 73% and 78% of roles respectively have near-term successors identified. While levels are slightly down from last year, this is largely as a result of roles being added that were previously not assessed and therefore have immature succession plans. Promotion rates have also increased by 21% from 2021 to 61% following recent appointments.

Managing conflicts of interest

The Directors have a statutory duty to avoid a situation where they have, or could have, a direct or indirect interest that conflicts or might possibly conflict with the interests of the Company. The Board is permitted, under powers from shareholders contained in the articles of association, to authorise actual or potential conflicts of interest.

We have a procedure to manage the situation where a Director has a conflict of interest, and as part of the process the Board considers each potential conflict situation on its merits. Since the procedure was introduced, a number of potential situational conflicts arising from appointments on external boards, or through some other ongoing relationship, have been authorised after review by the Board, none of which is subject to any specific restriction or condition. We maintain and review annually a register of authorisations granted during the year.

Under its terms of reference, the Nomination Committee is responsible for reviewing the current schedule of authorisations with a view to considering whether they remain appropriate or whether they should be revoked or otherwise limited. This comprehensive review is undertaken annually and the process includes the assessment and authorisation of potential conflicts of interest. In 2022, it was concluded that no updates were necessary. All authorisations given were considered to remain appropriate and none were revoked or otherwise limited.

Nomination Committee effectiveness

As part of the broader Board effectiveness review in 2022, the Nomination Committee considered its effectiveness. The Nomination Committee also reviewed the results of the Board performance evaluation process that related to the composition of the Board and succession planning. The review concluded that, in terms of composition, management of meetings, the quality of the content and information provided to it, the Nomination Committee had operated effectively in 2022. In 2023, the Committee plans to continue to focus on executive director and senior management succession plans and to ensure a smooth transition for the Audit Committee Chair role. Full details of the Board evaluation review, including its outcomes and actions, are disclosed in the Corporate Governance Report.

Gender profile
at 31 December 2022

Board



Female	3 (33%)
Male	6 (66%)

Senior management[1, 2]



Female	45 (29%)
Male	112 (71%)

Total workforce



Female	13,315 (23%)
Male	45,277 (77%)

1. We define senior management as the members of our ELT and their direct reports, excluding colleagues in administrative and support roles.
2. When the breakdown also includes any other directors of the Company's related undertakings, there are 61 females (26%) and 170 males (74%).

Spotlight

Increasing gender balance in senior roles

In October 2022, the Pacific region held its first Senior Female Leaders Forum. Two of our Non-Executive Directors, Cathy Turner and Linda Yueh, joined the virtual event, which was organised by Dagmar Strohmaier (General Counsel, Pacific) and opened by Andrew Stone (Managing Director, Pacific).

The forum was created to help facilitate and support talented and ambitious female colleagues in their career advancement and to ultimately increase the gender balance in senior roles within Rentokil Initial Pacific. As guest speakers, Cathy and Linda shared their own experiences and answered questions. Both Non-Executive Directors commented afterwards on the positive leadership and energy involved in the event.


Dagmar Strohmaier replied to Sofia Khan's comment on this
Dagmar Strohmaier • 1st
General Counsel, Pacific at Rentokil Initial | GAICD
3mo •
It has been a pleasure and privilege to kick off this initiative with many more events to come. These fora are to inspire (thank you Cathy Turner and Linda Yueh!), encourage and support female leaders to "lean in" and step into their full potential. Ultimately diverse leadership teams lead to better decision making, execution and performance. Thank you to Andrew Stone for all your support!
#womeninleadership #breakthebias #equality
Andrew Stone • 2nd
Managing Director - Pacific at Rentokil Initial
3mo • Edited •
+ Follow
As sponsor to Rentokil Initial Pacific's Senior Female Leaders forum, I was honored to open the inaugural session last night. Big thank you to our guest participants, Linda Yueh and Cathy Turner from the RI board, for taking the time to engage with our amazing local female leadership. There is no need to wait until International Women's Day to celebrate and applaud the work our female leaders do to support and drive our business forward across The Pacific, every day. Thank you to Dagmar Strohmaier, General Counsel for our Pacific region, for taking this initiative to the table. #womeninleadership #breakthebias #equality
Canham and 16 others
4 comments

It was impressive to have such high calibre guests and hear Cathy and Linda's thoughts and experiences first hand. The session was inspirational and empowering!

Fostering a diverse and inclusive culture

A key strategic aim of the Company is to be recognised as a world-class Employer of Choice, which is able to attract, recruit and retain the best people from the widest possible pool of talent. We are, therefore, committed to fostering a diverse and inclusive working environment for all employees by, at all times, striving to be an organisation that values everyone's talents and abilities in an environment where diversity is encouraged.

The Company introduced a global diversity, equality and inclusion (DE&I) upskilling initiative for middle management and above in 2021. DE&I training has been deployed to more than 1,200 managers in the past two years and the delivery of the training course will continue to expand in 2023. More information on our approach to DE&I can be found in the Responsible Business section on page 51 and our Group Diversity, Equality & Inclusion Policy is available on our website.

As part of its monitoring of gender, the Board reviews our Gender Pay Report each year and we continue to have no material gender pay gap between men and women (see page 122). The reports are available to view on our website. We were placed 63rd in the 2022 FTSE Women Leaders Review for women on boards and in leadership in the FTSE 100, published in February 2023.

The Board of Directors has adopted a Board diversity policy to support, at Board level, the Company's commitment to fostering a diverse and inclusive working environment. The key objectives of the policy and its effectiveness are set out on page 105. The policy is reviewed annually and is available on our website. Due to the current size of the Board and its committees, there is no separate policy or provisions within the Board diversity policy for committees.

The Nomination Committee considered the new Listing Rules requirements on diversity related reporting during 2022, as well as the recommendations set out in the first report from the FTSE Women Leaders Review (the successive phase of the Hampton-Alexander Review). In light of this, the Nomination Committee recommended that the Board update its diversity targets as set out on page 105.

While we are committed to diversity within our organisation, it was agreed that the Board's focus should be on setting targets which are considered appropriate given the succession timeframe of existing members of the Board and which take account of the existing skills, experience and composition of the Board. Based on current succession timing we have therefore updated our Board Diversity Policy to include a target that the Board comprises at least 40% women by 2028, which we believe to be an appropriate timeframe for our Board.

As at 31 December 2022, the Company had not met the Listing Rules targets set out under LR 9.8.6R (9) that at least 40% of the individuals on its board of directors are women or that at least one of the Chair, CEO, CFO or SID is female. While the Company values all forms of diversity, we do not believe given the current composition of our Board that these targets are achievable prior to 2028.

More broadly, we have continued to focus on increasing the diversity of our senior management population across the business, with 29% of senior roles in the business held by women (2021: 29%). The proportion of females in our ELT increased from 9% in 2021 to 16.6% following the appointment of Rachel Canham as Group General Counsel in April 2022. We also continue to grow our reputation as an employer of choice for senior women while ensuring we are able to attract diverse candidates from the widest possible pool of talent, with women comprising 37% of external hires to senior management positions in the past 12 months (2021: 44%). Approximately 23% of our colleagues are female (2021: 24%).

As a global organisation, we also believe it is important to have a senior management team that is representative of the markets we operate in, and the customers we serve. To that end, we can report that 18% of our senior management roles are currently filled by individuals who are disclosed as ethnic minorities (2021: 20%). We believe that, if our leadership is to reflect the diversity of the countries we operate in, our target for ethnic diversity in our senior leadership population should be at least 28%, and this will continue to be an area of focus for us. We aim to remove any bias from our recruitment processes to ensure we are attracting the best people from the widest possible pool of talent. A summary of our culture and further details on our colleagues are provided in the Responsible Business section from page 50. You can find details on how the Directors monitor culture on page 90.

Board and executive management diversity
at 31 December 2022

Gender

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management[1]	Percentage of executive management
Men	6	66%	4	10	77%
Women	3	33%	–	3	23%
Not specified/prefer not to say	–	–	–	–	–

Ethnic background

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other White (including minority-white groups)	7	78%	4	13	100%
Mixed/Multiple Ethnic Groups	–	–	–	–	–
Asian/Asian British	2	22%	–	–	–
Black/African/Caribbean/Black British	–	–	–	–	–
Other ethnic group, including Arab	–	–	–	–	–
Not specified/prefer not to say	–	–	–	–	–

1. This is the executive committee below the Board (the Executive Leadership Team) and the Company Secretary. We exclude Board members from this group.

Read the Nomination Committee's terms of reference at **rentokil-initial.com/investors/governance**

Read our Group Diversity, Equality & Inclusion Policy at **rentokil-initial.com/responsible-delivery/policies**

Read our Board Diversity Policy at **rentokil-initial.com/investors/governance**

Directors' Remuneration Report



Areas of focus in 2022
- ◉ Embedding the Directors' Remuneration Policy
- ◉ Planning for the integration of the Terminix acquisition and commencing the execution of these plans post close

Areas of focus in 2023
- ◉ The successful integration of the Terminix acquisition
- ◉ Planning for the renewal and approval of the Directors' Remuneration Policy at the 2024 AGM

Committee members:
Cathy Turner (Chair)
David Frear (from 12 October 2022)
Sarosh Mistry
Julie Southern
Linda Yueh

In this report:

Dear Shareholder

It is my pleasure to present to shareholders, on behalf of the Board, the Directors' Remuneration Report to shareholders, for the financial year ended 31 December 2022.

It has been another busy year, with the key areas of focus including:

- ◉ embedding the Directors' Remuneration Policy (the Policy) approved at the 2021 AGM;
- ◉ completing the Terminix acquisition and planning for the integration;
- ◉ continuing to focus on the alignment of remuneration for all colleagues given the cost-of-living challenges that have impacted across the globe; and
- ◉ welcoming a new Non-Executive Director, David Frear, to the Board and Remuneration Committee.

Terminix acquisition

The acquisition of Terminix has the opportunity to be transformational for Rentokil Initial. The creation of a bigger and better business will bring benefits and opportunities for our combined c.58,600 colleagues, our c.4.9 million customers and our shareholders as we integrate the businesses over the next three years.

The Committee has focused its attention on getting to know and understand the business, including how the remuneration policies and practices operate. We continue to be impressed by the progress the teams have already made with the integration, helped by the quality and depth of the planning ahead of close.

The Committee has taken an active role in supporting the team to plan how the incentive plans will operate for our colleagues going forward and as a result of this we have decided to introduce a Restricted Share Plan in North America, to enable our offering to be more closely aligned to common practice in the United States. Participation in this plan will not be available to our Executive Directors.

We are delighted that our listing of Rentokil Initial on the NYSE will enable us to use the ADSs to satisfy share awards for our colleagues in North America in the future.

Response to cost-of-living challenges

In 2022, the focus shifted from the ongoing pandemic related uncertainties, to an equally challenging focus on the impact of the cost-of-living globally.

Like all businesses, we are not immune to the impact of the current economic conditions, however our core businesses are inherently resilient, due to the necessity of the services that we provide to our customers.

Throughout, we have remained committed to paying our colleagues fairly, with particular focus on the impact that higher inflation has and continues to have on our more junior and frontline colleagues. Initiatives have included:

- ◉ giving a cost-of-living bonus to colleagues who are not eligible to participate in a performance or other bonus plan;
- ◉ reducing the annual salary review increase for senior leaders and management teams to enable higher increases for frontline colleagues, for example, the typical pay increase for frontline colleagues in the UK was double the typical salary increase for management and senior leaders;
- ◉ giving frontline colleagues the opportunity to flex their work hours and, based on colleague feedback, offering them the opportunity to increase their contractual hours and accordingly their pay;
- ◉ supporting colleagues to help them maximise their incentive opportunity;
- ◉ increasing meal voucher benefits to support colleagues with the rising costs of food inflation; and
- ◉ providing support to colleagues to help them develop their own strategies to manage the cost of living challenge. For example, providing access to a range of financial tools and calculators through our benefit platform in the UK and partnering with HSBC to deliver financial education webinars.

Wider workforce engagement
The Committee has continued to engage with the wider workforce to enable understanding of the broader remuneration and related policies, and their impact. We continue to believe in and embed practices that enable all Board members to engage in this agenda. Engaging with the wider workforce and understanding their views was already a practice that the Board had undertaken for many years prior to the introduction of these requirements by the FRC UK Corporate Governance Code ('Code'), through initiatives such as Employer of Choice (see page 21 for more information).

Pension
In line with best practice, our Executive Directors' pension contributions are aligned with the wider workforce. The contributions of our CFO, Stuart Ingall-Tombs, have been aligned since his appointment in August 2020, and the contributions of our CEO, Andy Ransom, were aligned at the end of 2022, reducing his pension from £191,319 to 3% of salary which is currently £27,038. This means that we are fully compliant with provision 38 of the Code going forward.

Key decisions in 2022

Context of business performance
Performance in 2022 demonstrated the continued core strength of our businesses, growing revenue, profit and cash ahead of our medium-term growth targets despite the challenges to the economy globally. We were pleased that Adjusted Operating Profit and Revenue grew by 22.7% and 19.1% respectively. We have also continued to deliver against our ESG goals, see pages 49 to 62 for further information.

The strong performance, both relatively and absolutely, is reflected in the incentive payments to our frontline colleagues, management and Executive Directors, reinforcing our strong link between performance and reward.

Shareholder experience
The shareholder experience in 2022 has been shaped by the operational and financial performance of the Group in addition to the Terminix transaction. There has been broad shareholder recognition for the Group's ability to deliver good topline growth and effectively offset cost inflationary pressures through the course of the year, driving margin accretion. Following the announcement of the Terminix transaction, communication to shareholders has been a priority through both face to face and virtual meetings. Shareholders received multiple communications covering the strategic and financial rationale for the transaction and were kept informed of progress including through the anti-trust and regulatory filing phases. We appreciated the strong support from shareholders most obviously reflected in the shareholder vote. See pages 25 and 47 for further information about how we deliver value for shareholders.

During 2022 our shares outperformed the FTSE 350, but like the FTSE 100 index our shares ended the year down from the start of the year. Our Executive Directors are aligned with shareholders in that they are shareholders themselves and the share price performance has impacted the estimated vesting of the 2020 PSP, with the TSR element currently being below threshold and with the potential for this element to lapse.

Salary review
The CEO's salary was increased by 3% to £901,250 as part of the salary review in July 2022. The increase was below the typical increases received by the wider workforce in the UK of 6% and in line with the median increase for FTSE 100 CEOs of 3%.

The CFO's salary was not increased as part of the salary review in July 2022, in line with his appointment terms, and remained at £550,000.

Annual bonus outcome
The annual bonus for Executive Directors rewards both Company and personal performance. The Company element is designed to reward sustainable profit growth and Free Cash Flow to align the Executive Directors' incentives with the Group strategy. As with all incentives across the business, the targets set continue to be suitably stretching.

Due to the acquisition of Terminix being late in the year, the Committee made the decision that the annual bonus targets would not be revised to include Terminix and the bonus outcome would be calculated on the Company's results excluding Terminix.

The Company element of the scheme for Executives Directors operates in the same way for all managers, a population of more than 2,000 colleagues, the only difference being that some targets are aligned to their business area rather than being based on Group performance. How the scheme operates and the performance outcomes at Group level are described below.

◉ **Company performance** – There are two performance gateways which are based on profit and cash generation, both of which were achieved. The level of bonus payable is determined by two key metrics: Adjusted Operating Profit and Revenue performance. Performance was assessed against the targets, and in addition, careful consideration was given to the quality of earnings in context of the 2022 results and stakeholder experience. We also considered whether the targets and the results represented outperformance relative to the externally communicated business targets. Following these assessments, it was determined that the outcome achieved for Company performance in accordance with the formula was appropriate for the revenue measure achieving maximum and 96.7% of maximum for Adjusted Operating Profit.

◉ **Personal performance** – The Executive Directors are assessed on their personal performance with the potential of up to 30% of base salary based on these objectives, which are measured through the Company's performance and development review process. The CEO, Andy Ransom, was awarded a performance rating of 5 (our highest rating), recognising his outstanding performance and leadership, giving a bonus of 30% of salary. The CFO, Stuart Ingall-Tombs, was also awarded a performance rating of 5, giving a bonus of 30% of salary. These assessments are set out on page 116 of the report and demonstrate the strong performance in 2022.

◉ **Total bonus outcome** – The table below shows the total outcome as a percentage of base salary. See pages 115 and 116 for a breakdown of the targets and calculation as well as details of the personal performance review.

	Company performance	Personal performance	Total bonus outcome
Threshold	15%	0%	15%
Target	75%	15%	90%
Maximum	150%	30%	180%
Andy Ransom	147.5%	30%	177.5%
Stuart Ingall-Tombs	147.5%	30%	177.5%

The Committee has given careful consideration to Executive Directors performance ratings and their overall bonus outcomes. The Committee recognises that this has been a particularly demanding year with both the work related to the Terminix deal, its execution and integration planning, as well as the need to continue driving financial and business results across the rest of the Group. With this in mind the Committee concluded that, given the achievements across this complex and stretching agenda, combined with yet another year of outstanding results, both Executive Directors warranted a 5 rating.

Performance Share Plan (PSP) vesting
During 2022, the PSP award granted in 2019 came to the end of its three-year performance period. The vesting level of the award was dependent on six performance conditions:

➔ 50% – relative total shareholder return (TSR);
➔ 25% – earnings per share (EPS);
➔ 10% other financial measures – Organic Revenue Growth and Adjusted Free Cash Flow Conversion; and
➔ 15% – strategic/ESG measures – Sales and Service colleague retention, customer satisfaction and vehicle fuel intensity.

TSR was measured over a three-year period ending 24 March 2022 and all other measures over a three-year period to 31 December 2021.

The Committee reviewed the vesting level based on the achievement against targets of 96.64%, to ensure that the outcome was a true reflection of the wider business performance. This scheme operates identically for our colleagues across the Group.

The 2020 PSP is due to vest on 8 September 2023 and performance will be measured against six performance conditions:

➔ 60% – relative TSR;
➔ 20% other financial measures – Organic Revenue Growth and Adjusted Free Cash Flow Conversion; and
➔ 20% – strategic/ESG measures – Sales and Service colleague retention, customer satisfaction and vehicle fuel intensity.

TSR is measured over a three-year period ending 7 September 2023 and all other measures over a three-year period to 31 December 2022.

This award is currently forecast to vest at 37.25%, using the actual outcome for all metrics except TSR, where an estimated result based on performance up to 31 December 2022 has been used. See page 117 for a breakdown.

Windfall gains
As we delayed the grant of our PSP award in 2020, which resulted in the award being granted at £5.302 (share price on 8 September 2020), rather than £3.586 (share price on 23 March 2020), we are confident that there is no potential for windfall gains at the point of vesting of this award in September 2023.

Directors' Remuneration Report
continued

PSP grants

In March 2022, the Committee awarded the Executive Directors' PSP awards at the Policy levels, with the CEO receiving an award of 375% of salary and the CFO receiving an award of 300%. The performance conditions are as follows:

- TSR – weighting 50%
- Organic Revenue Growth – weighting 15%
- Adjusted Free Cash Flow Conversion – weighting 15%
- Strategic/ESG measures (Sales and Service colleague retention, customer satisfaction and vehicle fuel intensity) – weighting 20%

We expect the 2023 PSP awards for the CEO and CFO, which are planned for March 2023, to be made on the same basis.

In-flight PSP target review

In line with our usual practice for large acquisitions, we have reviewed our in-flight PSP targets to take into consideration the addition of Terminix. The focus has been on ensuring that the targets remain as originally intended and have not become inadvertently easier or harder as a result of the acquisition. This has resulted in the following changes:

Organic Revenue Growth – the targets have been increased to reflect the inclusion of Terminix in the forecasts.

	2021-2024 PSP		2022-2025 PSP	
	Original	Revised	Original	Revised
Threshold	2.25%	3.0%	3.5%	4.5%
Target	2.50%	3.5%	4.0%	5.0%
Maximum	2.75%	4.0%	5.0%	5.5%

Adjusted Free Cash Flow Conversion – the inclusion of Terminix has a negative impact on our Adjusted Free Cash Flow Conversion, so these targets have been revised down and are in line with the revised guidance. Plans are in place to return Adjusted Free Cash Flow Conversion to our historical levels over the course of the next few years.

	2021-2024 PSP		2022-2025 PSP	
	Original	Revised	Original	Revised
Threshold	80%	70%	80%	70%
Target	85%	80%	85%	80%
Maximum	90%	90%	90%	90%

Vehicle fuel efficiency – Terminix operates in a similar way to Rentokil North America, so the inclusion of Terminix in the results is not expected to have a significant impact, so no adjustments have been made to the targets for this metric.

	2021-2024 PSP		2022-2025 PSP	
	Original	Revised	Original	Revised
Threshold	4.0%	no change	4.0%	no change
Target	6.0%		6.0%	
Maximum	8.0%		8.0%	

Sales & Service colleague retention and customer satisfaction – the targets for these metrics have also been reviewed, and in line with our usual practice, the targets for these measures are not disclosed as we believe that they are commercially sensitive. We will disclose both the original and the revised target when each award vests.

Shareholding

As at 31 December 2022, the CEO's shareholding greatly exceeded the required level and the CFO was well on track to meet the required level within five years, having attained c.80% of the requirement to date. The CEO's shareholding is more than three times the required level and significantly higher when all potential share awards are also considered.

	Shareholding requirement	Shareholding as a % of salary for shares held outright	Total shareholding as a % of salary including qualifying PSP and DBP shares net of tax
Andy Ransom	300%	956%	2,630%
Stuart Ingall-Tombs	200%	158%	193%

Strategic alignment of pay

Ensuring that our remuneration supports the delivery of the strategy is important to the Committee and this is achieved through aligning the measures used in our incentive schemes with our key strategic priorities. The Committee also ensures that the right behaviours

and actions are driven from the top of the organisation by ensuring that focus is balanced across both financial and non-financial outcomes, for example the inclusion of colleague, customer and health, safety and environment metrics in both the personal element of the annual bonus and the PSP. The Committee also takes into consideration the wider business performance when reviewing formulaic outcomes of metrics across all incentives.

Use of discretion

The Remuneration Committee has exercised its discretion on executive remuneration outcomes on a consistent basis over the last few years, in order to ensure any outturn is aligned with performance. The table below shows the Committee's use of discretion over the past five years.

Year	Applied to	Discretion applied
2018	PSP awarded in 2016	EPS targets were increased from 9% to 9.6% at threshold and 15% to 16.1% at maximum, due to material M&A activity.
2019	PSP awarded in 2017	EPS targets were increased from 6% to 6.9% at threshold and from 11% to 14.1% at maximum, due to material M&A activity.
2020	No discretion was applied	
2021	No discretion was applied	
2022	No discretion was applied	
2023	The in-flight PSP awards were reviewed to ensure that the targets remain as originally intended and have not become inadvertently easier or harder as a result of the acquisition. See above for details.	

Director changes

David Frear was appointed to the Board as a Non-Executive Director on 12 October 2022 and was appointed to the Remuneration Committee on the same date. I am sure his extensive business experience combined with his knowledge of Terminix will prove invaluable as we continue to integrate the businesses.

Policy implementation

Taking into consideration all the different elements of the Policy, the Committee are comfortable that it operated as intended in terms of Company performance and the quantum payable to the Executive Directors.

Looking ahead

Salary review

Our annual pay review will take place mid-year and be effective from 1 July. Any salary increase awarded to the CEO and CFO is expected to be around 3%, in line with the lower increases that are anticipated to be applied to management. We are not aligning the CEO and CFO increases with the wider workforce in 2023 as we intend these to be higher as we normally focus more of our pay review budget at our frontline and this budget is currently forecast to deliver typical increases of almost double the management increases.

Policy review

2023 will be the final year under the current Directors' Remuneration Policy, as at the 2024 AGM we will be seeking your support and approval for a new Policy. We will look to engage with leading shareholders and their representative bodies as part of developing the proposals and look forward to receiving input.

Finally, I would like to thank our shareholders for their continued support of our Policy and its application and to our colleagues for delivering another strong set of results in 2022 despite the continuing economic challenges.

I hope you find the information in this report clearly explains the remuneration approach taken by the Company and enables you to understand how it links performance to business strategy and results.

I welcome any comments you may have.

Cathy

Cathy Turner
Chair of the Remuneration Committee
16 March 2023

Remuneration at a glance

Components: ● **Fixed Pay – base salary, benefits, pension** ● **Bonus** ● **Performance Share Plan (PSP)** ● Unearned

Our performance

Revenue Growth (at CER)	Adjusted Operating Profit (at CER)	Total Shareholder Return (three year)	Adjusted Free Cash Flow Conversion	Organic Revenue Growth
+19.1%	**+22.7%**	**+2.1%**	**104%**	**+2.7%**
2022	2022	Estimate using 3 months to 31 December 2022 (PSP performance period ends 7 September 2023)	1 January 2020 to 31 December 2022	Cumulative average 1 January 2020 to 31 December 2022
2021: +9.3%	2021: +20.0%			
2020: +4.7%	2020: +5.7%			

Breakdown of Executive Directors' total remuneration

The table shows a comparison of the CEO's and CFO's total remuneration for 2022 and 2021 and shows the potential maximum that was unearned. The PSP value for Stuart Ingall-Tombs has increased, despite the PSP vesting level included in the 2022 single figure being lower than the 2021 level, due to the 2020 PSP award being his first award granted as an Executive Director to vest.

£'000							
	Fixed pay			Variable pay			
	●	●	●	●	●		●
	Base salary	Benefits	Pension	Bonus	PSP	Total	Unearned
Andy Ransom Chief Executive							
2022	**888.1**	**19.3**	**191.3**	**1,599.9**	**831.9**	**3,530.6**	
2021	875.0	19.8	191.3	1,575.0	2,883.6	5,544.8	
Stuart Ingall-Tombs Chief Financial Officer							
2022	**550.0**	**16.8**	**14.4**	**976.4**	**380.3**	**1,937.8**	
2021	518.9	16.2	13.7	895.2	126.0	1,569.9	

Fixed pay

Base pay

Policy summary – Increases are normally broadly in line with those awarded to the wider workforce. Adjustments to this may be made where the Remuneration Committee deems it appropriate.

2022 implementation – The base salaries were reviewed as part of the July 2022 salary review. The increase of 3% for the CEO was below the typical increases received by the wider workforce in the UK of 6% and in line with the median increase for FTSE 100 CEOs of 3%. The CFO did not receive an increase to his salary in 2022.

Andy Ransom Chief Executive	Stuart Ingall-Tombs Chief Financial Officer	Wider workforce (UK) increases
2022 **£901,250**	2022 **£550,000**	Frontline **6%**
2021 **£875,000**	2021 **£550,000**	Other colleagues and managers **3%**
3% increase	**0%** increase	Senior managers **3%**
		ELT **3%**

Benefits

Policy summary – The Company pays the cost of providing the benefits on a monthly, annual or one-off basis. Benefits are determined taking into account market practice, the level and type of benefits provided throughout the Group, and individual circumstances. All benefits are non-pensionable.

Benefits provided during 2022
➔ Car allowance
➔ Life assurance
➔ Family healthcare insurance
➔ Permanent health insurance

Pension

Policy summary – Executive Directors may contribute to a defined contribution arrangement or receive a cash supplement in lieu of pension. Contributions are in line with the wider UK workforce, which is currently 3% of salary.

2022 implementation – The CFO contributions are in line with the wider workforce. For the CEO, contributions were aligned with the UK wider workforce at the end 2022 and his pension contribution was reduced from £191,319 to £27,038.

Pension contribution during 2022

Andy Ransom Chief Executive	Stuart Ingall-Tombs Chief Financial Officer	Wider workforce (UK)
21.5% reduced to **3%** at the end of 2022	**3%**	**3%**

Remuneration at a glance
continued

Bonus

Policy summary – Bonus opportunity of 180% of base annual salary, with a maximum opportunity of 150% for Company performance and 30% for personal performance, which operate independently.

Deferral of 40% of bonus into shares with a minimum three-year holding period.

Andy Ransom Chief Executive	**Stuart Ingall-Tombs** Chief Financial Officer
Company performance **147.5% / £1,329,569**	Company performance **147.5% / £811,388**
Personal performance **30% / £270,375**	Personal performance **30% / £165,000**
2022 outcome **177.5% / £1,599,944**	2022 outcome **177.5% / £976,388**

2022 implementation – The Committee reviewed the targets set at the beginning of the year and determined they remained suitably stretching in the context of the wider business performance and that the outcomes were aligned with stakeholder experience.

Find out more on pages 115 and 116

Bonus targets and outcomes

Adjusted Operating Profit (50% of bonus)
- Threshold 451.3 | On target | Maximum 498.8
- 497.2

Revenue (50% of bonus)
- Threshold 3,075.3 | On target 3,137.5 | Maximum
- 3,198.7

% of maximum bonus opportunity achieved
- Threshold 10% | On target | Maximum 100%

Adjusted Operating Profit	90%
Revenue	100%
Total	95%

Performance Share Plan

Policy summary – Maximum award levels as a percentage of base salary are 375% for the CEO and 300% for the CFO.

No more than 20% of the award shall vest for meeting threshold levels of performance and 100% of the award shall vest if maximum performance is achieved. There is a two-year holding period.

Dividend equivalents may accrue between grant and vest date.

2022 implementation – The Committee granted the CEO and CFO awards in line with the Policy maximum in 2022 as per the approach agreed with shareholders during consultation on the 2021 Policy renewal.

Find out more on page 118

Andy Ransom Chief Executive

Policy maximum	**375%**
2022 grant	**375%**
2021 grant	**325%**

Stuart Ingall-Tombs Chief Financial Officer

Policy maximum	**300%**
2022 grant	**300%**
2021 grant	**200%**

Performance measures

Awards are subject to the achievement of financial and strategic/ESG targets, with specific measures and weightings set by the Remuneration Committee each year to ensure alignment with the business strategy at the time of grant. However, a minimum weighting of 75% will relate to financial (including TSR) measures.

2022 implementation – The pie chart shows the performance measures for the 2022 grant.

Find out more on page 118



A. **50%** relative total shareholder return

B. **15%** Organic Revenue Growth

C. **15%** Adjusted Free Cash Flow Conversion

D. **20%** strategic/ESG measures (colleague retention, customer satisfaction and vehicle fuel intensity).

Performance Share Plan 2020-2023 vesting

The bar chart compares the value of the 2019 PSP and estimated value of the 2020 PSP included in the 2021 and 2022 single figures and show how share price growth has influenced the value of the award.

PSP value (£'000)

Andy Ransom Chief Executive

2022	**831.9**
2021	**2,883.6**

	PSP 2020-2023	
	Weighting	Vesting level
TSR	60%	0%
Organic Revenue Growth	10%	72.5%
Adjusted Free Cash Flow Conversion	10%	100%
Sales and Service colleague retention	6.67%	100%
Customer Voice Counts	6.67%	100%
Vehicle fuel intensity reduction	6.67%	100%
Total estimated vesting		37.25%

Directors' Annual Remuneration Report – Introduction

Introduction

The Annual Remuneration Report has been split into three sections for ease of reference. This introductory section provides an overview of the Remuneration Committee and the activities undertaken during the year. The second section, from page 115, provides an explanation of how the current Directors' Remuneration Policy was implemented in the year ended 31 December 2022 and shows the alignment between the Company's strategy, remuneration framework and performance, as well as the payments made to Directors during this period. The final section, from page 124, provides an overview of how the Policy will be applied in 2023. For reference, a summary of the Policy approved at the May 2021 AGM is included at the end of the report.

Remuneration Committee responsibilities

The Remuneration Committee's main responsibilities are developing and setting the Directors' Remuneration Policy and overseeing its application. It determines and agrees the policy with the Board and approves individual remuneration arrangements for the Chairman, Executive Directors, members of the Executive Leadership Team (ELT) and the Company Secretary. It reviews executive performance and strives to ensure that remuneration structures align the interests of management with those of shareholders and operate in the long-term best interests of the Company.

The Remuneration Committee oversees contractual terms on termination affecting Executive Directors, members of the ELT and the Company Secretary, and seeks to ensure that any payments made are both fair to the individual and to the Company, that failure is not rewarded and that the duty to mitigate loss is fully recognised. The Remuneration Committee also oversees the Company's incentive schemes, including the operation and effectiveness of performance measures and targets in both the annual bonus plan and the PSP. It also lends oversight to major changes in colleague remuneration across the Group.

Membership and attendance

The Remuneration Committee members are:

- Cathy Turner (Chair)
- David Frear, appointed 12 October 2022
- Sarosh Mistry
- Julie Southern
- Linda Yueh

There were four Remuneration Committee meetings held in 2022, in line with the number of meetings held in 2021. Details of the members of the Remuneration Committee and their attendance during the year can be found on page 79. The Group HR Director, the Group General Counsel, the Company Secretary (who acts as secretary to the Remuneration Committee) and the Group Head of Reward also attend Remuneration Committee meetings.

The Group HR Director has direct access to the Chair of the Remuneration Committee and, together with the Group Head of Reward, advises the Remuneration Committee on remuneration matters relating to Executive Directors and members of the ELT. The Company Chairman also attends meetings and makes recommendations in relation to the remuneration and incentive arrangements for the Chief Executive. The Chief Executive attends meetings and makes recommendations in respect of remuneration arrangements for his direct reports. No Executive Director or member of the ELT is present when their own remuneration is under consideration.

The Remuneration Committee members have a broad and diverse set of skills and knowledge that, when combined, bring the necessary level of experience and know-how to ensure that remuneration matters are dealt with in a balanced, independent and informed manner. No member of the Remuneration Committee has any personal financial interest in the matters to be decided by the Remuneration Committee, other than as a shareholder. No member of the Remuneration Committee has any conflict of interest in carrying out their role on the Remuneration Committee arising from other directorships, nor does any member participate in any of the Company's incentive or pension arrangements or have any involvement in the day-to-day running of the Company.

In order to avoid any conflict of interest, remuneration is managed through well-defined processes ensuring no individual is involved in the decision-making process related to their own remuneration. The Remuneration Committee also receives support from external advisors and evaluates the support provided by those advisors annually to ensure that advice is independent, appropriate and cost-effective.

Remuneration Committee effectiveness

The Remuneration Committee undertook a review of its performance during the year as part of the broader Board evaluation as detailed on pages 92 and 93. The review concluded that the Remuneration Committee continued to operate effectively. The findings demonstrate that Committee performance continues to be considered effective in 2022 in terms of the management of meetings, the quality of the content and information provided to the Committee from internal or external advisers, and in the Committee's work to undertake its duties.

The key area of focus for the Committee in 2023 will be planning for the review of the Directors' Remuneration Policy that will be taken to shareholder vote in 2024 and continuing to integrate the Terminix acquisition, which will include reviewing the impact this will have on in-flight incentive arrangements and ensuring that we have the right packages in place to allow us to attract and retain the best talent from both companies at all levels, to make the integration and following years successful for shareholders, colleagues and customers alike.

External advisors

Material advice and/or services were provided to the Remuneration Committee during the year by FIT Remuneration Consultants LLP (FIT), which is retained to provide independent advice on executive remuneration matters and on the Company's long-term incentive arrangements. FIT was appointed on 6 November 2018 by the Remuneration Committee following a review of its advisors. FIT is a member of the Remuneration Consultants Group and adheres to its code in relation to executive remuneration consulting in the UK. Fees charged during the year for advice to the Remuneration Committee by FIT were £28,362 and were accrued on a time and materials basis. FIT also acts as remuneration advisor to the remuneration committee of Aldermore PLC, which Cathy Turner chaired until 31 October 2022 when she ceased to be a director at Aldermore PLC. However, the Remuneration Committee is satisfied that this has not impaired their independence in any way. FIT does not have any connection with the Company or any Director that may impair their independence and the Remuneration Committee is satisfied that the advice it receives is independent and objective.

AGM voting outcomes

The outcome of the advisory vote in respect of the Directors' Remuneration Report at the 2022 AGM and the vote on the Directors' Remuneration Policy at the 2021 AGM are shown in the tables below.

Remuneration Report voting results	
Votes for	1,418,637,335
Percentage for	93.97%
Votes against	91,078,102
Percentage against	6.03%
Total votes cast	1,509,715,437
Votes withheld (abstentions)	213,241

Remuneration Policy voting results	
Votes for	1,117,630,721
Percentage for	77.39%
Votes against	326,479,806
Percentage against	22.61%
Total votes cast	1,444,110,527
Votes withheld (abstentions)	8,866,324

A vote 'for' includes those votes giving the Chair discretion. A vote 'withheld' is not classed as a vote in law and is not counted in the calculation of the proportion of votes cast for or against a resolution.

Activities of the Remuneration Committee

In 2022, the Remuneration Committee considered the following key areas:

Matters considered	Discussion and outcome	Find out more
Executive remuneration		
Executive Director remuneration	The Remuneration Committee considered and approved base salaries for 2022, bonus outcomes for 2021, bonus structure for 2022 and the 2022 PSP awards and targets for the Executive Directors, taking into consideration the wider workforce.	See pages 115 to 118 for more information
ELT and Company Secretary remuneration	The Remuneration Committee considered and approved base salaries for 2022, bonus outcomes for 2021, bonus structure for 2022, and the 2022 PSP awards and targets for the members of the ELT and Company Secretary, taking into consideration the wider workforce remuneration.	–
2019 Performance Share Plan (PSP) vest	The Remuneration Committee approved the vesting of the 2019 PSP awards as a result of the performance measures being met at 96.64% of maximum.	–
2022 PSP award	The Remuneration Committee approved the PSP grant in March 2022 and its performance conditions, and subsequently noted a summary of the grants made under the PSP.	See page 118 for more information
PSP measures	The Remuneration Committee monitored the performance status of the outstanding awards under the PSP.	–
2023 annual bonus	The Remuneration Committee reviewed the overall structure of the 2023 annual bonus plan for Executive Directors, ELT members and Company Secretary.	See page 124 for more information
ELT appointments	During 2022, the Remuneration Committee approved the remuneration for the appointment of the new CEO of North America and CEO of US Pest Control.	–
Chairman Fees	The Remuneration Committee reviewed the fees of the Chairman and approved for the fees to be increased.	See page 119 for more information
Governance and oversight		
Share dilution limits	The Remuneration Committee noted the impact of the Company's executive share plans on share dilution limits.	–
Terms of reference	The Remuneration Committee undertook its annual review of its terms of reference.	These are available on our website
Performance review	The Remuneration Committee undertook its annual review of the effectiveness of the Committee.	See Committee effectiveness on page 92
Corporate governance and proxy voting guidelines	The Remuneration Committee received an update during 2022 on changes in corporate governance and proxy voting guidelines.	–
Gender Pay Report	The Remuneration Committee considered and approved the 2021 Gender Pay Report in February, which was published in March 2022.	Read about diversity on page 51. Our reports are available on our website
Directors' Remuneration Report	The Remuneration Committee reviewed and approved the Directors' Remuneration Report to be included in our 2021 Annual Report.	Available on our website
Annual planner	The Remuneration Committee considered the annual planner for 2023.	–

The Chair of the Remuneration Committee presents a summary of material matters discussed at each meeting to the following Board meeting and minutes of the Remuneration Committee meetings are circulated to all Directors subject to suitable redaction. The Remuneration Committee reports to shareholders annually in this report and the Chair of the Remuneration Committee attends the AGM to address any questions arising.

Directors' Annual Remuneration Report – 2022

Directors' remuneration in the year to 31 December 2022

Single total figure for the remuneration of Executive Directors
The table below has been audited.

	Year	Fixed pay				Variable pay			Total[8] £'000	Value of total attributed to share price growth[6] £'000	% of total attributed to share price growth
		Base salary £'000	Benefits[1] £'000	Pension[2] £'000	Total fixed pay £'000	Bonus[3] £'000	PSP[4,5] £'000	Total variable pay £'000			
Andy Ransom, Chief Executive	**2022**	**888.1**	**19.3**	**191.3**	**1,098.8**	**1,599.9**	**831.9**	**2,431.8**	**3,530.6**	**(£6.0)**	**(0.7)%**
	2021	875.0	19.8	191.3	1,086.2	1,575.0	2,883.6	4,458.6	5,544.8	1,379.9	42.1%
Stuart Ingall-Tombs, Chief Financial Officer[7]	**2022**	**550.0**	**16.8**	**14.4**	**581.1**	**976.4**	**380.3**	**1,356.7**	**1,937.8**	**(£2.7)**	**(0.7)%**
	2021	518.9	16.2	13.7	548.8	895.2	126.0	1,021.1	1,569.9	112.4	42.1%

1. Executive Directors are provided with family health insurance, life assurance, permanent health insurance and a car allowance. The value of the taxable benefit is included under 'Benefits' in the above table. This includes the P11D value for health insurance and the gross cash car allowance. There were no other taxable benefits paid to Executive Directors in 2021 or 2022.
2. Andy Ransom received a pension contribution, in the form of a cash supplement, worth 21.9% of base salary in 2021 and 21.5% of salary in 2022, due to the cash amount being fixed in absolute terms. Stuart Ingall-Tombs received a pension contribution, in the form of a cash supplement, worth 3% of base salary in line with the UK wider workforce. Neither Andy Ransom or Stuart Ingall-Tombs, contributed to a Company pension scheme and do not have any prospective benefits under a Company defined benefit scheme.
3. 40% of the individual's 2021 and 2022 bonus entitlement was awarded as deferred shares. These awards are subject to a three-year holding period, but are not subject to performance or service conditions.
4. The 2022 single total figure includes the 2020 PSP, which is due to vest in September 2023. The value of the 2020 PSP at vest has been estimated based on the average of the Company's share price over the last financial quarter of 2022, giving a price of 522.9p, and the anticipated performance outcomes, giving a vesting level of 37.25% detailed on page 117. The actual value of the 2020 PSP will be restated next year once the final performance outcome and the share price at the date of vesting and the impact of dividend accrual are known.
5. The 2019 PSP estimate included in the 2021 single figure has been restated. The award vested at 96.64% and has been restated to reflect the actual share price at the date of vesting on 25 March 2022 of 526.4p and the impact of dividend accrual. This reduced the PSP value from £3,340,019 to £2,883,646.
6. The PSP value included in the 2022 single figure has a share price decline of 7.3p per share attributed to it (estimated share price at vest of 522.9p less share price at grant of 530.2p), which is -0.7% of the PSP value. The PSP value included in the 2021 single figure had share price growth of 179.8p per share attributed to it (share price at vest of 526.4p less share price at grant of 346.6p), which is 42.1% of the PSP value. The Remuneration Committee has not exercised discretion as a result of this share price appreciation or depreciation for either award.
7. Stuart Ingall-Tombs was appointed to the Board on 15 August 2020. His 2019 PSP award was granted prior to his appointment as an Executive Director and in line with the reporting requirements the value has been pro-rated to reflect his qualifying earnings as an Executive Director. The full value of his 2019 PSP award on vesting was £234,822.
8. Total emoluments and option gains are disclosed on page 118.

Annual bonus 2022

This section has been audited.

Context of business performance

The Company had another outstanding year in 2022, growing Revenue by 19.1% and Adjusted Operating Profit by 22.7%. This compares with Revenue Growth of 19.5% and Adjusted Operating Profit Growth of 9.5% in 2021.

The Remuneration Committee gave careful consideration as to whether or not the outcomes for the annual bonus were reflective of overall Company performance when the performance was reviewed against the targets. The Committee also assessed that the targets set were suitably stretching, given the level of outperformance of Revenue, and determined that they were, as the maximum targets were set well above the guidance of 5% Revenue Growth and c.10% Adjusted Operating Profit Growth.

The results were also considered in the context of wider stakeholders, particularly in relation to the cost-of-living challenges, and it was decided that no discretion should be applied to adjust the outcome. This is due to the alignment of incentives within the Company, which means that the Executive Director's only achieve their annual bonus targets if the frontline and managers are achieving their incentives. The Company has also been very mindful of the impact of the cost-of-living challenges on our colleagues, particularly those on the frontline, and have used initiatives such as targeting higher salary increases at this population and one-off bonuses to help ease the pressures. See page 121 for further details.

2022 annual bonus outcome

The Remuneration Committee reviewed the 2022 bonus plan outcome for the Group's senior management population based on the targets set at the start of the financial year. The bonus plan supports the delivery of our strategic priorities.

The Remuneration Committee considered revising the targets for the annual bonus following the acquisition of Terminix. However, due to the size and complexity of the acquisition and how late in the year it closed, they did not feel that there was adequate information available to reset the targets and ensure that they remained as originally intended and had not become inadvertently easier or harder as a result of the acquisition. Therefore, it was decided that the bonus outcome would be calculated on the Company's results excluding Terminix.

The Remuneration Committee has given careful consideration to Executive Directors' performance ratings and their overall bonus outcomes. They recognise this has been a particularly demanding year with both the work related to the Terminix deal, its execution and integration, as well as the need to continue driving financial and business results across the rest of the Group. With this in mind the Committee concluded that, given the achievements across this complex and stretching agenda, combined with yet another year of outstanding results, both Executive Directors warranted a 5 rating.

The annual bonus plan comprises three parts: gateway measures, Company performance and personal performance. This means that bonuses earned reflect the performance of the constituent businesses which make up the overall Group performance, as well as achievement against specific personal objectives. The gateway measures and Company performance are measured against financial targets. The Executive Directors had a maximum bonus opportunity of 150% of salary if the Company financial targets are achieved in full and an opportunity to earn up to 30% based on personal performance, which is measured through the Group's performance and development review process. In total the maximum bonus opportunity is up to 180% of salary.

Application of discretion

The Remuneration Committee has not applied discretion to the outcome of the annual bonus as the outcome is felt fair in the context of the Company performance and experience of wider stakeholders.

Gateway measures

For any bonus to be payable to an Executive Director, two gateway measures had to be met as follows:

- **Profit Gateway:** The Company must achieve at least 95% of the Adjusted Operating Profit target of £475.0m which is £451.3m. The outcome was £497.2m.
- **Free Cash Flow Gateway:** The Company must achieve Free Cash Flow generation of £250m. The outcome was £363m.

Both gateways were achieved.

Directors' Annual Remuneration Report – 2022
continued

Company performance measures

Executive Directors' bonuses were determined by achievement against two independent financial measures: Revenue and Adjusted Operating Profit (before restructuring costs) performance. These measures were given equal weighting.

Revenue (weighting 50%):

The targets used to assess Revenue performance are disclosed below, along with the achievement against these targets, which was calculated on the same basis as the targets were set.

	Threshold £'000	Target £'000	Maximum £'000	Result £'000
Targets	3,075.3	3,106.4	3,137.5	3,198.7
Targets as % of on-target	99%	100%	101%	103.0%
% of maximum bonus opportunity	10%	50%	100%	100%

Adjusted Operating Profit
(before restructuring costs; weighting 50%):

The targets used to assess Adjusted Operating Profit performance are disclosed below, along with the achievement against these targets, which was calculated on the same basis as the targets were set.

	Threshold £'000	Target £'000	Maximum £'000	Result £'000
Targets	451.3	475.0	498.8	497.2
Targets as % of on-target	95%	100%	105%	104.7%
% of maximum bonus opportunity	10%	50%	100%	96.7%

Company performance outcome

The table shows the bonus outcome for Company performance for the Chief Executive and Chief Financial Officer and the amount payable.

	Revenue (50% weighting)	Adjusted Operating Profit (50% weighting)	Bonus outcome as % of salary for Company element	Bonus outcome for Company element £'000
Andy Ransom	75%	73.8%	147.5%	1,329.6
Stuart Ingall-Tombs	75%	73.8%	147.5%	811.4

Personal performance

The Executive Directors can earn up to 30% of base salary based on their personal performance against objectives measured through the Company's performance and development review (PDR) process and objectives typically include areas such as people, customers, safety, systems, governance and control, and key strategic projects.

The table shows the potential bonus opportunity for each PDR rating.

Performance rating and definition	1: Below standards required	2: Development required	3: Good performer	4: Exceeds expectations	5: Outstanding
% bonus opportunity	0%	0%	15%	22.5%	30%

The performance rating awarded to the Chief Executive was a 5 rating resulting in a bonus of 30% of salary. The performance rating for the Chief Financial Officer was a 5 rating resulting in a bonus of 30% of salary. The assessment of the performance ratings, by the Chairman for the Chief Executive and by the Chief Executive for the Chief Financial Officer, took into account their key achievements during 2022 as detailed in the table below.

The table details the key achievements for the Chief Executive and Chief Financial Officer which were used to determine their performance rating.

Strategic objectives	Andy Ransom, Chief Executive	Stuart Ingall-Tombs, Chief Financial Officer
Employer of Choice	❯ Continued world-class performance in LTA 0.39 and WDL 7.9, recognised externally with RoSPA Gold Award ❯ New learning festival which delivered 150 sessions to 4,000 colleagues ❯ Maintained high levels of retention at 82.6% despite the global 'Great Resignation' and cost-of-living crisis	❯ Further progress made in Finance talent build and succession ❯ Maintained high levels of retention at 82.6% despite the global 'Great Resignation' and cost-of -living crisis ❯ Recruitment and on boarding of Head of Investor Relations
Revenue	❯ Delivered increase in Revenue of 19.1% over previous year ❯ Revenue growth supported by increased sales of new innovations ❯ Expanded out innovation footprint, including a further rollout of PestConnect, with 290,000 units across 16,000 operations	❯ Delivered increase in Revenue of 19.1% over previous year ❯ Delivered 29.0% growth in Pest Control of which 5.6% was Organic
Adjusted Operating Profit	❯ Delivered a strong increase of 22.7% over previous year ❯ 45bps improvement in Net Operating margin over prior year	❯ Delivered price improvements ahead of cost inflation. Operating margins improved by 30bps ❯ 45bps improvement in Net Operating margin over prior year
Cash and liquidity	❯ Delivered Strong Adjusted Free Cash Flow Conversion of 91.8% ❯ Delivered US listing	❯ Delivered Strong Adjusted Free Cash Flow Conversion of 91.8% ❯ Delivered Net Debt to EBITDA of less than 3.2x ❯ Maintained S&P BBB rating
M&A	❯ Landmark acquisition of Terminix and delivery of synergies ahead of budget ❯ Acquired 52 businesses, excluding Terminix, and expanded into three new countries Pakistan, Argentina and Israel	❯ Landmark acquisition of Terminix and delivery of synergies ahead of budget ❯ Acquired 52 businesses, excluding Terminix, and expanded into three new countries Pakistan, Argentina and Israel
Earnings and returns	❯ Investor relations strategy successfully executed	❯ Investor relations strategy successfully executed

Total bonus outcome

The table shows the total bonus outcome for each Executive Director. 40% of the bonus outcome achieved will be deferred in shares under the Deferred Bonus Plan (DBP). These awards are subject to a three-year holding period, but are not subject to any further performance or service conditions.

£'000		Company element	Personal element	Total bonus outcome achieved	Bonus outcome payable in cash	Bonus outcome deferred in shares	Total bonus outcome as % of maximum opportunity
Andy Ransom	Bonus payable as a % of salary	147.5%	30%	**177.5%**	106.5%	71.0%	
	Bonus payable	1,329.6	270.4	**1,599.9**	960.0	640.0	98.35%
Stuart Ingall-Tombs	Bonus payable as a % of salary	147.5%	30%	**177.5%**	106.5%	71.0%	
	Bonus payable	811.4	165.0	**976.4**	585.8	390.6	98.35%

Performance Share Plan (PSP) and Deferred Bonus Plan (DBP) awards

This section has been audited.

The PSP is our long-term incentive plan which the Executive Directors, ELT and more than 800 managers and technical experts participate in. This participation supports the delivery of the Company's strategic priorities. The DBP is the long-term incentive plan under which 40% of any bonus payable to the Executive Directors is deferred in shares.

Windfall gains and the impact of COVID-19 on the 2020 PSP
The PSP grant planned for March 2020 was cancelled as part of the initiatives put in place to enable the Company to successfully navigate the crisis caused by COVID-19. Following a review of business performance, the Remuneration Committee approved for a grant to go ahead in September 2020. This delay resulted in the award being granted at 530.2p (share price on 7 September 2020), rather than 358.6p (share price on 23 March 2020).

The Committee has considered whether or not the Executive Directors have benefited from windfall gains and are comfortable that the delay in timing of the grant removed the potential for this as the share price at grant was back to pre-COVID-19 levels.

Prior to the grant in September, the Remuneration Committee undertook a detailed review of the performance conditions that had been approved for the cancelled grant in March to ensure they were fit for purpose. This resulted in the removal of EPS as a performance measure as the Company was unable to set effective targets for this measure given the level of uncertainty and business disruption. All the other performance conditions were retained with the weightings adjusted upwards to reflect the removal of EPS as detailed in the section below.

2020 PSP award
The 2020 PSP award was subject to six performance measures detailed in the table below.

Performance measures	Weighting	Definition	Performance period
Relative TSR	60%	Relative TSR performance measured against a comparator group of the FTSE 350 Index, excluding financial services, property and primary resources sectors	08/09/2020 to 07/09/2023
Organic Revenue Growth	10%	Average Organic Revenue Growth over the three-year performance	01/01/2020 to 31/12/2022
Adjusted Free Cash Flow Conversion	10%	Adjusted Free Cash Flow Conversion % over a three-year performance period	01/01/2020 to 31/12/2022
Sales and Service colleague retention	6.67%	Average of the 2020, 2021 and 2022 annual overall Sales and Service Colleague retention	01/01/2020 to 31/12/2022
Customer satisfaction	6.67%	Average of the 2020, 2021 and 2022 annual CVC score over the three-year performance period based on NPS methodology	01/01/2020 to 31/12/2022
Vehicle fuel intensity	6.67%	Reduction in vehicle fuel intensity across 13 key countries achieved by the end of the three-year performance period	01/01/2020 to 31/12/2022

2020 PSP vesting level
The table below summarises the outcomes for each of the performance conditions. The Remuneration Committee has not applied discretion to the estimated outcome of the vesting as the outcome is felt to be fair in the context of the Company performance and experience of wider stakeholders over the three-year performance period.

Vesting is on a straight-line basis between threshold and target and between target and maximum, with the exception of TSR. No shares will vest if the performance is below the threshold for that measure. For the TSR, vesting is on a straight-line basis between median and upper quartile performance. The TSR performance period for the 2020 award is measured over a three-year period ending during the 2023 financial year. The TSR element of the award is therefore estimated using the TSR performance of the Company and comparator group to the end of December 2022.

Performance measures	Threshold: 25% vesting	Target: 50% vesting	Maximum: 100% vesting	Actual/ estimated result	Vesting level	Weighted vesting level
Relative TSR[1]	Median TSR performance	Straight-line vesting between threshold and maximum	Upper quartile TSR performance	2.1% increase in TSR against upper quartile of 27.7%. Ranked 87 out of 168 companies[1]	Estimate 0%	Estimate 0%
Organic Revenue Growth	£160m	£200m	£240m	218	72.5%	7.25%
Adjusted Free Cash Flow Conversion	80%	85%	90%	104.3%	100%	10%
Sales and Service colleague retention	78.5%	81%	83.5%	85.6%	100%	6.67%
Customer satisfaction	39	41	43	43.5	100%	6.67%
Vehicle fuel intensity	4%	6%	8%	9.6%	100%	6.67%
Total						37.25%

1. The estimated outcome of the TSR element of the 2020 PSP has been based on performance to the end of December 2022. The numbers will be restated in next year's Annual Report to reflect actual performance.

2020 PSP awards vesting
Andy Ransom was granted an award of shares worth 250% of salary in September 2020 and Stuart Ingall-Tombs 200% of salary. The aggregate number of shares estimated to vest in September 2023 is summarised in the table below. The table also includes an estimate of the number of additional shares relating to dividends accrued throughout the performance period, which will be added to the final awards. The estimated value of the shares vesting is based on an average of the Company's share price for the three months to 31 December 2022 of 522.9p. The estimated value attributed to share price growth is -7.3p per share (estimated share price at vest of 522.9p less share price at grant of 530.2p), which is -0.7% of the PSP value. The Remuneration Committee has not exercised discretion.

	Maximum award of shares	Vesting level of award	Total number of shares post performance conditions	Dividend equivalent shares at vest	Total shares vesting	Value of shares vesting £'000	Value of share vesting attributed to share price growth £'000	% of vesting value attributed to share price growth
Andy Ransom	412,580	37.25%	153,699	4,336	158,035	831.9	(6.0)	(0.7%)
Stuart Ingall-Tombs	188,608	37.25%	70,262	1,982	72,244	380.3	(2.7)	(0.7%)

PSP awards granted during the year
In 2022, Andy Ransom and Stuart Ingall-Tombs were granted an award of shares under the PSP totalling 375% and 300% of salary respectively, in line with the Policy and the phasing agreed with shareholders. The awards are subject to a three-year performance period and a two-year holding period post vesting.

The number of shares that vest under the PSP will be based on the following performance conditions and weightings:

Performance measures 2021–2024	Weighting	Threshold: 20% vesting[1]	Target: 50% vesting[1]	Maximum: 100% vesting[1]
Relative TSR	50%	TSR performance is median measured against the FTSE 350 Index, excluding financial services, property and primary resources sectors	Straight-line vesting between threshold and maximum	Upper quartile TSR performance against the FTSE 350 Index, excluding financial services, property and primary resources sectors
Organic Revenue Growth	15%	3.5%	4.0%	5.0%
Adjusted Free Cash Flow Conversion	15%	80%	85%	90%
Strategic/ESG measures				
– Sales and Service colleague retention	20%	Targets for these measures have not been disclosed as the Board believes that these measures are commercially sensitive. They will be based on straight-line vesting between threshold and target and between target and maximum performance, which will be reported at vesting.		
– Customer satisfaction	(split equally)			
– Vehicle fuel intensity		4%	6%	8%

1. Of maximum opportunity.

In addition, when determining the level of vesting, the Remuneration Committee will also consider the underlying financial performance of the business, as well as the value added for shareholders during the performance periods, and may adjust the vesting outcome if it considers this to be appropriate.

Awards to Executive Directors under the 2022 PSP are set out in the table below.

2022 PSP award

Participant	Date of award	Number of shares awarded[1]	Share price used to determine award[2]	Exercise price	Face value of shares £'000	% of salary awarded	Date of vest[3]	Performance period end[4]
Andy Ransom	04/03/2022	659,415	497.6p	–	£3,281,250	375%	04/03/2025	03/03/2025
Stuart Ingall-Tombs	04/03/2022	331,592	497.6p	–	£1,650,000	300%	04/03/2025	03/03/2025

1. The figures shown for the number of share awards are maximum entitlements and the actual number of shares (if any) which vest under the PSP will depend on the performance conditions being achieved as set out above.
2. The share price is the closing share price the day prior to grant.
3. The awards granted were in the form of nil-cost options and may be exercised after vesting up to 10 years from the date of grant.
4. The TSR condition for the March award will be measured over three years to 3 March 2025. The other performance conditions will be measured over three years to 31 December 2024. The PSP awards are subject to a holding period of two years which commences from the date of vest.

DBP awards granted during the year
On 22 March 2022, to align with the payment date of the cash part of the annual bonus, Andy Ransom and Stuart Ingall-Tombs were granted awards under the DBP which equated to 40% of the value of bonus earned under the 2021 annual bonus. These awards are subject to a three-year holding period, but are not subject to any further performance or service conditions. Awards to Executive Directors under the 2022 DBP are set out in the table below.

2022 DBP award

Participant	Date of award	Number of shares awarded	Share price used to determine award[1]	Exercise price	Face value of shares £'000	Date of vest
Andy Ransom	22/03/2022	124,211	507.2p	–	£630,000	22/03/2025
Stuart Ingall-Tombs	22/03/2022	70,597	507.2p	–	£358,068	22/03/2025

1. The share price is the closing share price the day prior to grant.

Payments for loss of office (audited)
There were no payments made to Directors for loss of office during 2022.

Payments to past Directors (audited)
There were no payments made to past Directors during 2022.

Single total figure for the remuneration during 2022 of the Chairman and Non-Executive Directors

Chairman and Non-Executive Director fees
In September 2022, the fees for the Chairman were reviewed by the Remuneration Committee and the Non-Executive Director fees were reviewed by the Non-Executive Directors' Terms Committee. Both Committees were supported by the Remuneration Advisors, FIT. The fees had last been reviewed in September 2017 and had fallen significantly behind fees paid by other companies in the FTSE of a similar size. As a result of these reviews the fees were increased, effective from 1 November 2022. It was also agreed that the fees would be reviewed on an annual basis going forwards at a similar time to other UK Executive Directors and ELT members, with reference to external benchmarks. It was also agreed that Non-Executive Director would be eligible for a travel allowance when intercontinental travel is required in line with best practice.

Position	Fee policy following review £'000	Fee policy before review £'000
Chairman	**425**	375
Non-Executive Director	**75**	60
Senior Independent Director	**20**	10
Chair of Audit Committee	**20**	15
Chair of Remuneration Committee	**20**	15

The table below shows the single total figure for the remuneration during 2022 of the Chairman and Non-Executive Directors. The table has been audited:

Chairman and Non-Executive Directors	Fees 2022 £'000	Fees 2021 £'000	Benefits 2022 £'000	Benefits 2021 £'000	Total 2022 £'000	Total 2021 £'000
Richard Solomons	**383.3**	375.0	**–**	–	**383.3**	375.0
David Frear[3]	**21.7**[4]	–	**–**	–	**21.7**	–
Sarosh Mistry[1]	**67.5**[4]	45.0	**–**	–	**67.5**	45.0
John Pettigrew	**74.2**	70.0	**–**	–	**74.2**	70.0
Julie Southern	**78.4**	75.0	**–**	–	**78.4**	75.0
Cathy Turner[2]	**78.4**	69.6	**–**	–	**78.4**	69.6
Linda Yueh	**62.6**	60.0	**–**	–	**62.6**	60.0

1. Sarosh Mistry was appointed to the Board on 1 April 2021.
2. Cathy Turner was appointed as Remuneration Committee Chair on 12 May 2021.
3. David Frear was appointed to the Board on 12 October 2022.
4. Includes travel allowance of £5,000

Directors' shareholdings and share interests
Directors' share interests
The interests of the Directors and their connected persons in the share capital of the Company as at 31 December 2022, or their date of cessation if earlier, and at 31 December 2020, or their date of appointment if later, are set out below. No Director has any beneficial interest in the shares of any of the Company's subsidiaries. This table has been audited.

	Number of ordinary shares as at 31 Dec 2022	Number of ordinary shares as at 31 Dec 2021
Richard Solomons	**62,000**	62,000
Andy Ransom[1]	**1,695,225**	1,694,097
Stuart Ingall-Tombs	**171,350**	143,810
David Frear[3]	**–**	–
Sarosh Mistry[2]	**–**	–
John Pettigrew	**55,000**	55,000
Julie Southern	**9,891**	9,891
Cathy Turner	**24,736**	24,690
Linda Yueh	**1,590**	1,590

1. Andy Ransom has an interest in 5,603,905 vested PSP shares from the 2013, 2014, 2015, 2016, 2017, 2018 and 2019 awards, which he has not yet exercised. These figures are not included in his beneficial interest of shares figure at 31 December 2022 above but are included in the share award table below.
2. Sarosh Mistry was appointed to the Board on 1 April 2021.
3. David Frear was appointed to the Board on 12 October 2022.

There has been no change to the current Directors' shareholdings between 31 December 2022 and 16 March 2023.

Executive shareholdings
All Executive Directors are required to hold shares equivalent in value to a percentage of their salary within a five-year period from their appointment date. For the Chief Executive, this requirement is 300% of annual salary and for the Chief Financial Officer, 200% of annual salary.

As of 31 December 2022, the Chief Executive substantially exceeded the minimum shareholding requirement and Stuart Ingall-Tombs was on track to meet the shareholding requirement within five years.

The table below sets out the number of shares held at 31 December 2022 by each Executive Director. Shares owned outright include those held by connected persons. This table has been audited.

	Shareholding requirement as a % of salary	Number of shares owned outright	Value of shareholding as at 31 Dec 2022[1]	Shares owned outright as a % of salary[2]	Interest in PSP and DBP that are available to exercise as at 31 Dec 2022	Interest in PSP and DBP awards subject to holding period as at 31 Dec 2022	Interest in PSP awards subject to performance conditions as at 31 Dec 2022
Andy Ransom	300%	1,695,225	£8,611,743	955.5%	4,203,459	1,400,446	1,654,524
Stuart Ingall-Tombs	200%	171,350	£870,458	158.3%	–	70,597	722,464

1. The share price is based on the Company's share price on 31 December 2022 of 508.0p.
2. Stuart Ingall-Tombs is 28.5 months into his five-year period to meet the shareholding requirement. He is on track to meet the holding requirement ahead of the five-year requirement.

Total PSP and DBP awards held by Executive Directors

The table below has been audited.

	Date of award	Share price used to determine award	Scheme interest at 1 Jan 2022	Shares awarded during 2022	Shares lapsed during 2022	Dividend equivalent shares at vest	Shares available for exercise during 2022	Dividend equivalent shares at exercise	Shares exercised during 2022	Outstanding awards at 31 Dec 2022	Performance period end
2013 PSP[1]											
Andy Ransom	30/04/13	96.0p	513,403	–	–	–	513,403	–	–	513,403	29/04/16
Andy Ransom	01/10/13	109.0p	388,853	–	–	–	388,853	–	–	388,853	29/04/16
2014 PSP[1]											
Andy Ransom	31/03/14	123.4p	912,792	–	–	–	912,792	–	–	912,792	30/03/17
2015 PSP[1]											
Andy Ransom	31/03/15	135.5p	883,906	–	–	–	883,906	–	–	883,906	30/03/18
2016 PSP[1]											
Andy Ransom	12/05/16	159.4p	869,324	–	–	–	869,324	–	–	869,324	10/03/19
2017 PSP[1]											
Andy Ransom	31/03/17	246.4p	562,676	–	–	–	562,676	–	–	562,676	30/03/20
2018 PSP											
Andy Ransom	29/03/18	271.2p	553,300	–	–	–	487,350	–	–	487,350	28/03/21
Andy Ransom	14/05/18	271.2p	138,325	–	–	–	121,837	–	–	121,837	13/05/21
2019 PSP [2,3,6]											
Andy Ransom	25/03/19	346.6p	551,987	–	18,547	14,365	547,805	–	–	547,805	24/03/22
Stuart Ingall-Tombs[4]	25/03/19	346.6p	60,978	–	17,538	1,169	44,609[7]	–	44,609[7]	–	24/03/22
2019 DBP[5]											
Andy Ransom	25/03/19	346.6p	72,505	–	–	–	72,505	–	–	72,505	24/03/22
2020 DBP[5]											
Andy Ransom	24/03/20	358.6p	119,243	–	–	–	–	–	–	119,243	23/03/23
2020 PSP											
Andy Ransom	08/09/20	530.2p	412,580	–	–	–	–	–	–	412,580	07/09/23
Stuart Ingall-Tombs	08/09/20	530.2p	188,608	–	–	–	–	–	–	188,608	07/09/23
2021 PSP											
Andy Ransom	23/03/21	494.4p	442,455	–	–	–	–	–	–	442,455	23/03/24
Andy Ransom	18/05/21	468.5p	140,074	–	–	–	–	–	–	140,074	18/05/24
Stuart Ingall-Tombs	23/03/21	494.4p	202,265	–	–	–	–	–	–	202,265	23/03/24
2022 PSP											
Andy Ransom	04/03/22	497.6p	–	659,415	–	–	–	–	–	659,415	04/03/25
Stuart Ingall-Tombs	04/03/22	497.6p	–	331,592	–	–	–	–	–	331,592	04/03/25
2022 DBP[5]											
Andy Ransom	22/03/22	507.2p	–	124,211	–	–	–	–	–	124,211	22/03/25
Stuart Ingall-Tombs	22/03/22	507.2p	–	70,597	–	–	–	–	–	70,597	22/03/25

1. Shares held by Andy Ransom under the 2013, 2014, 2015, 2016, 2017, 2018 and 2019 PSP awards are vested but unexercised and total 5,603.905. Stuart Ingall-Tombs did not hold any vested, but unexercised options.
2. PSP award are entitled to receive dividend equivalents in the form of shares based on dividend payments between the date of grant and vesting. These are included in the total shares at vest. The awards granted prior to 2021 are also entitled to receive dividend equivalents in the form of shares post vesting based on dividend payments between the date of vest and the date one month before exercise. These shares are applied at exercise.
3. The 2019 PSP award partially vested at 96.64%.
4. The 2019 awards for Stuart Ingall-Tombs was made prior to his appointment as an Executive Director. The award was granted as conditional shares that are automatically exercised on vesting. Part of the 2019 award is subject to the achievement of North America specific targets related to revenue and profit margin growth and the shares for this element have been pro-rated for his CFO North America role.
5. The 2019, 2020 and 2022 DBP awards are subject to a three-year holding period, but are not subject to any performance or service conditions.
6. The awards granted were in the form of nil-cost options and may be exercised after vesting up to 10 years from the date of grant, with the exception of awards granted to Stuart Ingall-Tombs in 2019, this award was granted as a conditional award.
7. Stuart Ingall-Tombs 2019 award was a conditional award and was automatically released on vest on 25 March 2022, the shares had nil cost and the market value was £233,756.

Remuneration in context

Wider workforce policy

During 2022, the Company had approximately 58,600 colleagues based in 91 countries. We have a broad remuneration policy which reflects the diversity of cultures, legislative environments, employment markets and the types and seniority of roles that this geographic spread requires. We structure our colleague reward to enable us to recruit and retain the right people, doing the right job for our customers.

Wider workforce engagement

Following changes to the UK Corporate Governance Code ('Code') that seek to broaden the role of the Committee to include oversight of wider employee remuneration and related policies and to show how the Committee has engaged with the wider workforce and have continued to build on practices that were already in place and embedded in the way they work. This approach has been undertaken because engaging with the wider workforce and understanding their views was already a practice that the Board has undertaken for many years prior to the introduction of these requirements by the Code.

The existing approach was a proven way for colleagues' views to be effectively shared with the Remuneration Committee and wider Board. The management team is trusted to bring key issues about colleagues to the Committee's attention and there is a regular flow of information to the Board. Full details can be found on page 82, but these include the YVC survey results and action plans, Regional 'deep dive' presentations and Employer of Choice updates, which ensure that the Committee gets a rounded view from across the Group and gives a much better representation of our c.58,600 colleagues' views than, for example, conducting individual workshops, with a small number of colleagues That said, in a normal year, the Board takes time to meet colleagues during site visits, undertake 'ride-alongs' with specialists and technicians and attend management meetings. Examples of activities that the Chair of the Remuneration Committee has undertaken presenting at an International Women's Day event and attending a Senior Female Leaders Forum in the Pacific, where attendees were able to ask questions on a range of subjects, including remuneration. She has also met with members of the senior management team both formally and informally.

In addition to this, the Committee takes into account the pay of the wider workforce when making remuneration decisions for the Executive Directors and the ELT as was the normal practice prior to the change to the Code. This is done through relevant details about the wider workforce being disclosed to the Committee to provide context when it is making pay decisions. For example, when making salary decisions, the Committee is provided with details of the overall approach for the Group as well as senior leader and general colleague recommendations for the specific countries in which the Executive Directors and ELT reside, meaning, for example, that the approach to pay increases for frontline technicians and managers in Singapore would be taken into account when making decisions about the pay for the Regional Managing Director for Asia & MENAT, who lives and works in Singapore.

The Company is also keen to ensure that our colleagues understand how their pay links to our Executive Director's pay and how the Company has consistency of approach right across the Group. To achieve this the Company include details of how the plans for Executive Directors work in the same way for the annual bonus scheme and PSP when communicating these to colleagues. The grading structure is also explained to the colleagues from the Chief Executive down with details of what it means to be at each level.

The Company also believes that colleague retention and workforce engagement go hand in hand and management is acutely cognisant of the challenges of attracting and retaining talent at all levels of the organisation in the face of the toughest talent retention landscape for decades. The regular updates at the Board on our Employer of Choice metrics, enables it to see how engagement and retention programmes are progressing.

Response to cost-of-living challenges

In 2022, the focus shifted from alignment of remuneration for all colleagues as the Company continued to manage through the uncertainty caused by the pandemic resulting in full or partial lockdowns in many of the countries where it operates, to an equally challenging focus on the impact of the cost-of-living increases globally.

Like all businesses, the Company is not immune to the impact of the current economic conditions, but unlike some others, our core businesses are inherently resilient, due to the necessity of the services that it provides to our customers. Throughout, the Company has remained committed to paying its colleagues fairly, with particular focus on the impact that higher inflation has and continues to have on more junior and frontline colleagues. Initiatives have included:

- giving a cost-of-living bonus to colleagues that are not eligible for a performance or other bonus plan;
- reducing the annual salary review increase for senior leaders and management teams to enable higher increases for frontline colleagues. For example, the typical pay increase for frontline colleagues in the UK was double the typical salary increase for management and senior leaders in 2022;
- giving frontline colleagues the opportunity to flex their work hours and, based on colleague feedback, offering them the opportunity for them to increase their contractual hours and accordingly their pay;
- supporting colleagues to help them maximise their incentive opportunity;
- increasing meal voucher benefits to support colleagues with the rising costs of food inflation;
- providing support to colleagues to help them develop their own strategies to manage the cost of living challenge. For example, providing access to a range of financial tools and calculators through our benefit platform in the UK and partnering with HSBC to deliver financial education webinars.

CEO pay ratio

The CEO pay ratio compares the CEO single figure earnings to the single figure earnings of UK colleagues. It has been calculated using method A, where the colleagues at each quartile are identified using details of their full-time equivalent pay and benefits for the year being measured. The effective date for the calculation is 31 December of the reporting year. For example, the 2022 colleague figures represent the full time equivalent pay and benefits for 2022 for colleagues employed on 31 December 2022 and is calculated once the actual data is available, which means that no elements of pay are omitted or departures required from the methodology. This method was chosen as it best replicates the Chief Executive's single figure.

The table below shows the ratios at the 25th percentile, median and 75th percentile for 2018 to 2022 and the corresponding value of pay and benefits:

Year	Method		25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2022	**A**	Salary	**£21,199**	**£24,477**	**£34,124**
		Total pay and benefits	**£23,808**	**£29,109**	**£41,596**
		Pay ratio	148:1	121:1	85:1
2021	A	Pay ratio	281:1	232:1	172:1
2020	A	Pay ratio	203:1	160:1	111:1
2019	A	Pay ratio	220:1	173:1	119:1
2018	A	Pay ratio	229:1	189:1	145:1

The ratios in 2022 have improved compared to 2021. The key reasons for this are due to; the CEO's singles figure being lower due to the estimated vesting level of the PSP being lower than in 2021 and the share price used for the valuation being lower than in 2021; and the employee values being higher, this is partially due to colleagues being given the opportunity to increase their contractual hours and accordingly their pay.

This table will continue to be built on over time to cover a rolling 10-year period and will include reasons for the changes to the ratios from year to year. However, it is anticipated that variations in the PSP and annual bonus outcomes will have the biggest impact on the ratios. For PSP, this is due to vesting levels and the share price changing. For the annual bonus, although our comparator colleagues are also eligible for a bonus, the Chief Executive is targeted on Group-level outcomes, whereas our comparator colleagues are based on their specific remit, which given the UK makes up only a small percentage of the Group, means the outcomes may vary from year to year.

The median pay ratio is consistent with the pay, reward and progression policies for the Company's UK colleagues taken as a whole.

Directors' Annual Remuneration Report – 2022
continued

The Company has a consistent approach to reward across the Group and colleagues' packages are set with reference to the external market.

Gender pay gap
The Company continues to have no material gender pay gap between men and women, with a median of -5% and a mean -9%, which is significantly better than the UK average of 14.9% reported by the Office for National Statistics, and means the median women earns more than the equivalent man. These are encouraging results overall, and the Company is steadily increasing the number of women in senior roles. In addition the Company's reputation as an Employer of Choice has continued to grow with a significant number of female external hires.

The Company continues to be focused on making its an even more diverse and inclusive place to work and continues to see the benefits of the global DE & I upskilling programme that was rolled out to all middle and senior management across the world in 2021, covering around 1,000 colleagues and has continued to be rolled out to levels below this in 2022. The key areas of focus continue to be increasing the number of female frontline technicians and improving the proportion of females in senior manager roles in both the head office functions and operations.

Relative importance of spend on pay
The table below sets out amounts paid in total employee costs and total dividends paid for the years ended 31 December 2022 and 31 December 2021.

	2022 £m	2021 £m	% change
Remuneration paid to all employees of the Group	**1,777**	1,405	26.5%
Distributions to shareholders	**124**	139	(10.8)%

1. Distributions are based on amounts paid in the financial year. If based on the years to which the dividends relate, the overall distributions would increase by 18%.

Details of the remuneration paid to all employees can be found in Note A9 to the Financial Statements on page 161. Details of the dividends declared and paid during the periods are contained in Note D1 to the Financial Statements on page 187.

Shareholder engagement
Following 2020 and 2021 where the Remuneration Committee engaged heavily with our shareholders as part of the Directors' Remuneration Policy renewal, there has been a lighter touch approach in 2022 in response to shareholder feedback. However, the Committee has continued to engage with leading shareholders and their representative bodies as required.

Use of discretion
The Remuneration Committee is cognisant of its responsibility to make informed and thoughtful decisions on remuneration that are both balanced and in the long-term interests of the business and shareholders and, where necessary, will apply discretion to remuneration targets or outcomes that otherwise would be inappropriate. The application of discretion over the last five years is detailed on page 110 and has mainly focused on the increase of EPS targets to take account of material acquisitions and disposals.

UK Corporate Governance Code provisions
During 2022, the Remuneration Committee has addressed the factors set out in Provision 40 of the UK Corporate Governance Code as set out below:

- **Clarity** – When considering and structuring any element of remuneration, the Remuneration Committee aims to be as straightforward and transparent as possible. It looks to ensure that the remuneration vehicles it uses are clear and understandable and the targets, outcomes and any other decisions are communicated in an open and detailed way. The Remuneration Committee has endeavoured to ensure that, in approving the Directors' Remuneration Report, they are providing an extensive and clear picture of the remuneration arrangements and decisions undertaken each year. For instance, full details are shared about the Committee's assessment of the bonus outcome (see pages 115 and 116).
- **Simplicity** – When determining the structure and mechanisms of remuneration packages, consideration is given to ensuring that complexity is avoided and that both our colleagues and our shareholders are able to easily understand the rationale for and the operation of any incentive. For instance, we have embedded the changes approved under the 2021 Policy to simplify the annual bonus by removing the individual modifier element, which added complexity and was highlighted by shareholders as not being straightforward to understand and replacing it with a simple percentage of salary payable for each personal performance rating.
- **Risk** – The Remuneration Committee has a history of restraint and closely monitors remuneration structures and outcomes in relation to the strategy and financial performance in order to ensure that only appropriate behaviour is incentivised and rewards are not excessive. The Committee has shown a willingness to apply discretion to adjust targets upwards where it has felt it is appropriate and outcomes could otherwise misalign with performance and therefore create a risk to the business and shareholders (see page 110). Risk is also considered in the context of the Group's wider risks (see Risks and Uncertainties on pages 63 to 69).
- **Predictability** – The Remuneration Committee encourages and oversees the use and replication of our annual bonus and PSP schemes globally and deep into the organisation, ensuring colleagues understand and become familiar with how we recognise and reward performance, by keeping plan designs and metrics consistent from year to year, and that as many people as possible share in the success of the organisation. Remuneration structures, including grading and reward programmes, are consistently applied and appropriate at each level of the organisation.
- **Proportionality** – The Remuneration Committee seeks to ensure that remuneration payouts awarded to the Executive Directors, the ELT and the wider workforce are consistent with performance outcomes and with the experience felt by shareholders. The Committee considers carefully the stretch built into targets and ensures that outcomes linked to certain levels of performance are stretching, while achievable, and therefore motivating for colleagues, as well as satisfying shareholder expectations.
- **Alignment with culture** – The Remuneration Committee strives to ensure that remuneration arrangements drive both financial and non-financial performance, as well as behaviours consistent with our purpose, values and vision. Details of our culture can be found on pages 50 and 90. Our colleagues are integral to our business model as set out on pages 18 and 19 and as such the Remuneration Committee has regard to the balance of fixed and variable pay to ensure the right level of reward and incentive is available to both recruit and retain the talent needed to deliver our long-term strategic plan. Relevant ESG focused measures have also been built into the PSP.
- **Pension** – The Remuneration Committee updated the Directors' Remuneration Policy in 2019 so that any newly appointed Executive Director's pension would be aligned with the UK workforce, currently 3%. All existing Executive Directors pension contributions were frozen at 1 January 2019 levels and was brought in line with the wider workforce at the end of 2022.

Chief Executive remuneration over a 10-year period

Chief Executive	Single total figure for remuneration	Annual bonus payout versus maximum opportunity	% long-term incentive vesting rates versus maximum opportunity
2013 – Alan Brown[1]	£994,396	27.0%	0.0%
2013 – Andy Ransom[1]	£401,006	28.7%	0.0%
2014 – Andy Ransom	£1,326,045	51.4%	0.0%
2015 – Andy Ransom	£1,655,757	59.1%	15.1%
2016 – Andy Ransom	£5,581,304	72.2%	67.5%
2017 – Andy Ransom	£3,969,607	70.1%	80.3%
2018 – Andy Ransom	£4,962,076	55.8%	91.3%
2019 – Andy Ransom	£4,227,473	93.1%	90.8%
2020 – Andy Ransom	£3,840,871	0%	86.0%
2021 – Andy Ransom[2]	£5,544,805	100%	96.6%
2022 – Andy Ransom[3]	**£3,530,595**	**98.6%**	**37.3%**

1. Alan Brown was appointed as Chief Executive on 1 April 2008 and stepped down on 30 September 2013; Andy Ransom was appointed from that date. The single total figure has been apportioned to reflect payment during these periods.
2. The 2021 single total figure includes the revised value of 547,805 shares under the 2019 PSP award which vested at 96.64% on 25 March 2022 based on the closing share price on 25 March 2022 of 526.4p.
3. The 2022 single total figure includes the estimated value of 412,580 shares under the 2020 PSP award which is due to vest on 8 September 2023 based on the average share price over Q4 of 2022 of 522.9p.

Re-election of Directors and service contracts

Details of the Directors service contracts and notice periods can be found on page 215.

Percentage change in remuneration

The table below sets out a comparison of the change in pay versus the previous year for the Chief Executive, Chief Financial Officer, Chairman, Non-Executive Directors and employees of Rentokil Initial plc for 2020, 2021 and 2022. This table will continue to be built on over time to cover a rolling five-year period. The percentage changes calculated on the actual remuneration received are distorted due to the remuneration received not being adjusted for in-year starters and leavers.

The percentage changes calculated on the actual remuneration received are distorted by two factors: firstly, initiatives undertaken in 2020 to help mitigate the impact of COVID-19, such as pay waivers in Q2 2020 and cancelling the annual bonus scheme have impacted the percentage changes; and secondly, the actual remuneration received is not adjusted for in-year starters and leavers.

	Salary/fees[1]			Annual bonus[2]			Benefits[3,4]			Total		
	2022	2021	2020	**2022**	2021	2020	**2022**	2021	2020	**2022**	2021	2020
Andy Ransom	**1.5%**	33.3%	(14.3%)	**(1.3%)**	100%	100%	**(2.7%)**	0.5%	(0.3%)	**-0.3%**	265.4%	(63.5%)
Stuart Ingall-Tombs	**6.0%**	175.3%	–	**6.0%**	100%	–	**3.8%**	(44.8%)	–	**6.0%**	556.8%	–
Richard Solomons	**2.2%**	9.6%	34.6%	**–**	–	–	**–**	–	–	**2.2%**	9.6%	–
Sarosh Mistry[5]	**50.1%**	–	–	**–**	–	–	**–**	–	–	**50.1%**	–	–
John Pettigrew	**6.0%**	9.6%	9.6%	**–**	–	–	**–**	–	–	**6.0%**	9.6%	(4.6%)
Julie Southern	**4.6%**	9.6%	(8.8%)	**–**	–	–	**–**	–	–	**4.6%**	9.6%	(8.8%)
Cathy Turner[6]	**12.7%**	89.3%	–	**–**	–	–	**–**	–	–	**12.7%**	89.3%	–
Linda Yueh	**4.3%**	9.6%	(8.8%)	**–**	–	–	**–**	–	–	**4.3%**	9.6%	(8.8)%
David Frear[7]	**–**	–	–	**–**	–	–	**–**	–	–	–	–	–
Employees[8]	**1.5%**	4.4%	–	**45.0%**	352.1%	(62.8%)	**(0.2%)**	(4.5%)	1.3%	**17.6%**	45.9%	(15.2%)

1. Base salary includes overtime and allowances.
2. Annual bonus includes our Group Management Bonus Scheme (GMBS) and any other bonus commission or cash incentive but excludes any long-term incentives.
3. Benefits include private healthcare, car allowance, cars, fully expensed fuel cards and commercial vans (private use).
4. Pension and retirement benefits are not included in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013.
5. Sarosh Mistry was appointed to the Board on 1 April 2021.
6. Cathy Turner was appointed as Chair of the Remuneration Committee on 12 May 2021.
7. David Frear was appointed to the Board on 12 October 2022.
8. In line with regulations, employees includes those employed by Rentokil Initial plc, excluding Executive Directors and Non-Executive Directors.

TSR performance over a 10-year period relative to FTSE Index

The following graph shows TSR over a 10-year period reflecting the holding of the Company's shares, plotted against the FTSE 100 Index, the FTSE 250 Index and the FTSE 350 Index, on a consistent basis with the graph shown last year. The Company has been a constituent of one or more of these indices over the 10-year period that is shown. This chart is based on data sourced from Thomson Reuters DataStream and uses spot Return Index data at each year end.

Rentokil Initial plc's TSR compared against the TSR of FTSE 100, FTSE 250 and FTSE 350 indices over a 10-year period



Directors' Annual Remuneration Report – Looking forward 2023

Executive Director base salaries from 1 January 2023
Executive Director and ELT salaries are typically reviewed with effect from 1 July each year in accordance with the prevailing Policy.

When reviewing salary levels, the Remuneration Committee takes into account a number of internal and external factors, including Company performance during the year, external market data and the salary review principles applied to the rest of the organisation to ensure a consistent approach. Salary increases are expected to be around 3% in line with the lower increases that are anticipated to be applied to management. We are not aligning the Executive Director increases with the wider workforce in 2023 as we intend these to be higher as we normally focus more of our pay review budget at our frontline and this budget is currently forecast to deliver typical increases of almost double those of management.

Salary from 1 January 2023

Executive Director	Salary £'000	% increase	Effective date
Andy Ransom –	901.3	0%	1 January 2023
Chief Executive	928.3[1]	3%[1]	1 July 2023
Stuart Ingall-Tombs	550.0	0%	1 January 2023
– Chief Financial Officer	566.5[1]	3%[1]	1 July 2023

1. This is based on the estimated increase to be applied from 1 July 2023.

Fixed pay for 2023 will be:

	Estimated base salary £'000	Estimated benefits £'000	Estimated pension £'000	Total fixed pay £'000
Andy Ransom Chief Executive	914.8[1]	19.3	27.4	961.5
Stuart Ingall-Tombs Chief Financial Officer	558.3[1]	16.8	14.5	589.5

1. This is based on the estimated increase to be applied from 1 July 2023.

2023 Non-Executive Director fees
Non-Executive Director fees from 1 January 2023

Position	Fee policy for year beginning 1 January 2023
Chairman	£425,000 per annum
Non-Executive Director	£75,000 per annum
Senior Independent Director	Additional £20,000 per annum
Chair of Audit Committee	Additional £20,000 per annum
Chair of Remuneration Committee	Additional £20,000 per annum
Intercontinental travel allowance	Additional £5,000 per trip

2023 annual bonus structure
The focus of the bonus is on rewarding sustainable profitable growth and delivery of Free Cash Flow in order to align Executive Directors' incentives with the Group's strategy.

Executive Directors have the following bonus opportunity as a percentage of base salary.

	Threshold	Target	Maximum
Company performance	15%	75%	150%
Personal performance	0%	15%	30%
Total	15%	90%	180%

The Remuneration Committee has approved the following proposed structure for 2023.

Company performance
➲ **Gateways:** 95% of the Profit target and a Free Cash Flow gateway have to be reached at Group level before the financial performance element of the bonus can be paid.

➲ **Financial performance:** If both these profit and cash flow gateways are achieved, then Executive Directors can earn up to 150% of salary based on targets equally split 50% revenue and 50% profit.

Personal performance
The Executive Directors can earn up to 30% of base salary based on their personal performance against objectives measured through the Company's performance and development review process. 40% of any bonus earned will be deferred into shares for three years.

Bonus targets have not been disclosed looking forward for 2023 as the Board believes that this information is commercially sensitive. Disclosing bonus targets could provide information about our business plans to our competitors which could be damaging to our business interests and therefore to shareholders. However, retrospective bonus targets for 2023 will be disclosed in next year's Annual Report.

How will incentives be aligned with the business strategy in 2023?
The table below shows how key elements of the business strategy are reflected in the Executive Directors' remuneration in 2023.

Strategic priorities	Link to remuneration
Employer of Choice/ colleague retention	Through personal goals in the annual bonus and the Sales & Service colleague retention performance condition in the PSP.
Driving Organic Revenue Growth in Pest Control	Revenue targets in the annual bonus and Organic Revenue Growth targets in the PSP.
Building our Hygiene & Wellbeing business	Revenue, profit targets and personal goals in the annual bonus. Organic Revenue Growth targets in the PSP.
M&A execution	M&A is enabled through delivery of Free Cash Flow in the annual bonus and Free Cash Flow Conversion in the PSP and its execution is measured through personal goals in the annual bonus.
Creating value through product and service innovations and digital applications	Through personal goals in the annual bonus and through the customer satisfaction measure in the PSP.
Managing a responsible business	ESG is measured through goals in the annual bonus and through the performance conditions, vehicle fuel efficiency, customer satisfaction and Sales & Service colleague retention in the PSP.

In-flight PSP target review
In line with the Remuneration Committee's usual practice for large acquisitions, they reviewed the in-flight PSP targets to take into consideration the addition of Terminix. The focus of the review was to ensure that the targets remained as originally intended and had not inadvertently become easier or harder as a result of the acquisition. This resulted in the following changes:

Organic Revenue Growth – the targets have been increased to reflect the inclusion of Terminix in the forecasts.

	2021-2024 PSP		2022-2025 PSP	
	Original	Revised	Original	Revised
Threshold	2.25%	3.0%	3.5%	4.5%
Target	2.50%	3.5%	4.0%	5.0%
Maximum	2.75%	4.0%	5.0%	5.5%

Adjusted Free Cash Flow Conversion – the inclusion of Terminix has a negative impact on Adjusted Free Cash Flow Conversion, so these targets have been revised down, inline with the revised guidance and plans are in place to return Adjusted Free Cash Flow Conversion to our usual levels over the course of the next few years.

	2021-2024 PSP		2022-2025 PSP	
	Original	Revised	Original	Revised
Threshold	80%	70%	80%	70%
Target	85%	80%	85%	80%
Maximum	90%	90%	90%	90%

Vehicle fuel efficiency – Terminix operates in a similar way to Rentokil North America, so the inclusion of Terminix in the results is not expected to have a significant impact, therefore no adjustments have been made to the targets for this metric.

	2021-2024 PSP		2022-2025 PSP	
	Original	Revised	Original	Revised
Threshold	4.0%		4.0%	
Target	6.0%	no change	6.0%	no change
Maximum	8.0%		8.0%	

Sales & Service colleague retention and customer satisfaction – the targets for these metrics have also been reviewed, but in line with our usual practice, the targets for these measures are not disclosed as we believe that they are commercially sensitive. We will disclose both the original and the revised target when each award vests.

2023 PSP award

Under the Policy, the PSP award is up to a maximum of 375% of base salary for the Chief Executive and 300% of base salary for the Chief Financial Officer. Andy Ransom, Chief Executive, will receive an award of 375% of salary and Stuart Ingall-Tombs, Chief Financial Officer, an award of 300% of salary in line with the Policy.

Shares under the awards will be released no earlier than five years after grant (i.e. following a three-year vesting period and a two-year holding period). Vesting of this award will be determined by the Company's performance as follows and performance between targets will be calculated on a straight-line basis:

Performance measures 2022–2025	Weighting	Threshold: 20% vesting	Target: 50% vesting	Maximum: 100% vesting
Relative TSR[1]	50%	TSR performance is median against comparator group	Straight-line vesting between threshold and maximum	Upper quartile TSR performance against comparator group
Organic Revenue Growth	15%	4.5% per annum	5.5% per annum	6.5% per annum
Adjusted Free Cash Flow Conversion	15%	70%	80%	90%
Strategic measures[2]				
– Sales and Service colleague retention	20% (split equally)	Targets for these measures have not been disclosed as the Board believes that these measures are commercially sensitive. They will be disclosed on vesting. They will be based on straight-line vesting between threshold and target and between target and maximum performance, which will be reported at vesting.		
– Customer satisfaction				
– Vehicle fuel intensity reduction		4.0%	6.0%	8.0%

1. The TSR index of comparators for this cycle will be the constituents of the FTSE 350 Index, excluding financial services, property and primary resources sectors.
2. The strategic measures will be measured over the three-year performance period. Colleague retention will be measured on average overall Sales and Service colleague retention; customer satisfaction will be measured using average CVC scores (using both CATI and digital sources); and vehicle fuel efficiency will be measured against an average reduction across our key countries.

The Remuneration Committee is satisfied that these targets represent a suitably stretching range in light of all relevant factors, including the current business plan and analysts' forecasts.

When determining the level of vesting, the Remuneration Committee will also consider the underlying financial performance of the business, as well as the value added to shareholders during the performance periods, and may adjust the vesting outcome if it considers this to be appropriate.

Illustration of proposed Directors' Remuneration Policy for 2023

The charts opposite provide an illustration of what could be received by each of the Executive Directors in 2023, including how a 50% increase in the share price could impact what they receive.

These charts are illustrative, as the actual value that will be received will depend on business performance in 2023 for the bonus and in the three-year period to 2026 for the PSP, as well as share price performance to the date of exercise for awards made under the DBP and the PSP.

Our remuneration arrangements are designed so that a significant proportion of pay is dependent on the delivery of short and long-term goals that are aligned with our strategic objectives and the creation of shareholder value.

Key

● **Fixed pay**
Includes all elements of fixed remuneration:
– base salary; and
– pension and benefits.

● **Annual bonus including Deferred Bonus Plan (DBP)**
Represents the potential value of the annual bonus for 2023, as shown on page124. 40% of any bonus would be deferred into shares for three years and this is included in the value shown.

● **Performance Share Plan (PSP)**
Represents the potential value of the PSP to be awarded in 2023 (375% of salary for the CEO and 300% of salary for the CFO), which would vest in 2026 subject to performance against the targets disclosed on page 125. Awards would be held for a further two years.

● **50% share price growth**
Represents the potential impact of a 50% share price increase. This has been applied to the PSP.

Chief Executive – Andy Ransom



Chief Financial Officer – Stuart Ingall-Tombs



Summary of the 2021 Directors' Remuneration Policy

Base salary

Purpose/ link to strategy	To attract and retain executives of the calibre required to implement our strategy.
Operation	Base salaries are payable in cash and are normally reviewed annually. Base salaries are set taking into account:

- scope and responsibilities of the role;
- external economic environment;
- individual skills and experience;
- contribution to overall business performance;
- pay conditions for other colleagues based in the UK and other regions which are considered by the Remuneration Committee to be relevant for that executive; and
- comparable salaries in a cross-section of companies of a similar size and complexity at the time of review – which will be taken into consideration, but not be the key determiner of salary levels.

Levels of payout	Base salaries are set at an appropriate level taking into account the factors described under 'Operation' above and salary increases are considered in this context.

While there is no maximum salary level, the Remuneration Committee would normally expect percentage pay increases for the Executive Directors to be broadly in line with the wider workforce in relevant regions. However, higher increases may be awarded in certain circumstances, where the Remuneration Committee considers this appropriate, such as:

- where a new Executive Director has been appointed to the Board at a lower than typical market salary to allow for growth in the role, then larger increases may be awarded in following years to move salary positioning closer to typical market levels as the executive grows in experience, subject to performance;
- where the Executive Director has been promoted or has had a change in responsibilities, salary increases in excess of the above level may be awarded; or
- a substantial change in the Company's size or market capitalisation leading to the positioning of an Executive Director's salary falling behind market practice.

In exceptional circumstances, where a Non-Executive Director temporarily takes up an executive position, salary increases for the Non-Executive Director may be awarded as appropriate.

Performance measures and period	The payment of salary is not dependent on achieving performance targets although individual performance is taken into account when setting salary levels and determining any salary increases.

Pension

Purpose/ link to strategy	To facilitate Executive Directors' planning for retirement.
Operation	Executive Director pension arrangements are by way of a defined contribution arrangement or through a cash alternative of a similar value or a combination of the two.
Levels of payout	For the current Chief Financial Officer and any future Executive Director hires the maximum contribution will be in line with the wider workforce in the UK, which is currently 3% of base salary although this rate may change from time to time.
	The maximum contribution for the Chief Executive was frozen at the cash amount paid in 2019, when the Policy in force at the time was 25% of salary and was equivalent to 21.5% of base salary in 2022. This cash amount was reduced to be in line with the maximum contribution for the wider workforce in the UK at the end of 2022.
Performance measures and period	Not applicable.

Benefits

Purpose/ link to strategy	To provide market-competitive benefits that support the executive to undertake their role.
Operation	The Company pays the cost of providing the benefits on a monthly, annual or one-off basis. Benefits are determined taking into account market practice, the level and type of benefits provided throughout the Group and individual circumstances. All benefits are non-pensionable. The main benefits for Executive Directors are:

- life assurance;
- car or car allowance;
- family healthcare;
- permanent health insurance; and
- relocation benefits – in the event that an executive were required to relocate to undertake their role, the Remuneration Committee may provide an additional appropriate level of benefits to reflect the relevant circumstances. Such benefits may be one-off or ongoing in nature.

Should an Executive Director be appointed in a country other than the UK, benefits appropriate to that market would be considered. The Remuneration Committee retains the discretion to change the benefits provided (including offering additional benefits) in line with market practice and may include offering participation in any future all employee share plan.

Levels of payout	Levels of benefits are set in line with market practice. The level of benefits provided varies year on year depending on the cost of the provision of benefits to the Company and therefore it is not meaningful to identify a maximum level of benefits.
Performance measures and period	Not applicable.

Annual bonus

Purpose/ link to strategy	To recognise and reward for stretching business performance against annual financial targets and/or personal objectives that contribute to Company performance.
To attract and retain executives of the calibre required to implement our strategy and drive business performance.
The deferral of an element of the annual bonus into shares provides alignment with shareholders' long-term interests following the successful delivery of short-term targets and supports the balance of achievement of short-term and long-term business performance.
Operation	The annual bonus is paid each year after the Remuneration Committee has reviewed performance against targets, which are set around the beginning of each year for each Executive Director, taking into consideration the underlying performance of the business.
Normally no more than 60% of any bonus is generally paid in cash with the balance deferred in shares under the Deferred Bonus Plan (DBP).
Deferred shares typically vest after a period of three years with no further performance conditions.
Shares awarded under the DBP are typically awarded as nil-cost options and have an exercise period that extends from the date of vesting to the tenth anniversary of the award being made although awards may be structured in other ways. If nil-cost options remain exercisable at the tenth anniversary of grant then they will be exercised automatically on a participant's behalf.
The Remuneration Committee retains the right to exercise discretion to ensure that the level of bonus payable is appropriate and a fair reflection of the Company's performance.
Malus and clawback rules apply to both the cash bonus payments and DBP awards (see Malus and Clawback section for details).
Deferred shares may be adjusted in accordance with the rules in the event of a variation of the Company's share capital, demerger, special dividend or similar event that materially affects the price of shares.
Levels of payout	Bonus payouts start to accrue at a level of up to 20% of base salary for meeting threshold levels of performance and a maximum opportunity of 180% of base salary, with an on-target bonus opportunity of no more than 50% of the maximum opportunity. Payouts for performance levels in between these levels will typically be paid on a straight-line basis.
Dividend equivalents accrue between grant date and vesting date on shares that vest under the DBP and are normally settled in the form of additional shares.
Performance measures and period	The annual bonus is normally based on the achievement of financial targets and/or personal objectives, although the Committee may include other strategic priorities. Performance is typically tested over a one-year performance period.
The Remuneration Committee reserves the right to set appropriate measures that ensure alignment with business strategy and shareholder interest, subject to the financial measures accounting for at least 75% of the total.
Financial measures may be linked to Group performance or the Executive's specific area of responsibility, if appropriate.

Performance Share Plan (PSP)

Purpose/ link to strategy	To motivate and incentivise delivery of stretching business performance over the long term and to create alignment with growth in value for shareholders.
To act as a retention tool for Executive Directors.
Operation	The PSP operates under the rules approved by shareholders in 2016 (and as amended).
An award of shares is granted on an annual basis with a face value in line with the multiple of base salary approved by the Remuneration Committee, with vesting subject to the achievement of performance conditions.
Shares awarded under the PSP are typically awarded as nil-cost options (although may be structured in other ways) and have an exercise period that extends from the date of vesting to the tenth anniversary of the award being made. If nil-cost options remain exercisable at the tenth anniversary of grant then they will be exercised automatically on a participant's behalf.
Award levels and performance conditions are set to support the business' long-term goals and seek to reflect market practice and shareholder guidance.
Awards are subject to a two-year holding period post vesting. Directors may sell sufficient shares to pay taxes due related to the award, if required, during this period.
Malus and clawback rules apply to shares awarded under the PSP (see Malus and Clawback section for details).
Awards may be adjusted in accordance with the rules in the event of a variation of the Company's share capital, demerger, special dividend or similar event that materially affects the price of shares.
Levels of payout	The maximum regular annual award will be 375% of base salary for the Chief Executive and 300% of base salary for the Chief Financial Officer and any other Executive Directors.
No more than 20% of the award shall vest for meeting threshold levels of performance and 100% of the award shall vest if maximum performance is achieved. Performance between these points will typically be measured on a straight-line basis.
Dividend equivalents may accrue between grant date and vesting date or to the end of the holding period on shares that vest under the PSP and are normally settled in the form of additional shares.
Performance measures and period	Awards are subject to the achievement of financial and ESG/strategic measures, with specific measures and weightings set by the Remuneration Committee each year to ensure alignment with the business strategy at the time of grant. However, a minimum weighting of 75% should relate to financial (including TSR) measures. Potential measures include:
➔ relative TSR performance;
➔ Organic Revenue Growth;
➔ Free Cash Flow Conversion; and
➔ Strategic/ESG measures (colleague retention, customer satisfaction and vehicle fuel intensity).
If events happen which cause the Remuneration Committee to consider that a performance condition would not, without alteration, achieve its original purpose, it may amend that performance condition provided that the amended performance condition is materially no less challenging than it would have been had the event not occurred.
The Remuneration Committee retains the right to exercise discretion to ensure that the formulaic vesting outcome is appropriate and a fair reflection of the Company's performance.

Summary of the 2021 Directors' Remuneration Policy
continued

Shareholding guidelines

Purpose/ link to strategy	Encourages greater levels of shareholding and aligns Executive Directors' interests with those of shareholders.
Operation	Executive Directors are expected to achieve and maintain a holding of the Company's shares.
	A further post-cessation shareholding requirement will normally apply to Executive Directors (see Termination section for details). For two years following cessation of employment, Executive Directors will be required to hold shares to the value of the shareholding guideline that applied at the cessation of their employment unless the Remuneration Committee exceptionally determines otherwise; or, in cases where the individual has not had sufficient time to build up shares to meet their guideline, the actual level of shareholding at cessation.
Levels of holding	Chief Executive: 300% of salary, Chief Financial Officer and other Executive Directors: 200% of salary. To be achieved within five years of appointment or other significant event.
Performance measures and period	Not applicable.

Measures and targets

All the performance measures selected, both in the financial and ESG/strategic categories, support the delivery of short and long-term financial performance of the business and shareholder value creation. Targets are set each year based on stretching internal budgets and achieving or exceeding these targets will both return value to shareholders and reward the executive team for delivery.

The annual bonus measures are reviewed annually to focus on delivery of key financial targets and strategic goals for the forthcoming year, as well as key strategic or operational goals relevant to the individual. Over the long term, PSP performance measures are focused on generating returns to shareholders through the relative TSR measure and other measures focus on improving business performance.

Malus and clawback

Malus and clawback rules apply to the Executive Directors' incentive arrangements. Under these provisions, the Remuneration Committee at their discretion may reduce bonus payments in respect of the current year or future years and have the ability to scale back awards that have not yet vested under the Company's PSP or DBP (potentially to nil) in the event of:

- a material misstatement of the Company's audited results for the current year or prior years;
- actions which result in serious reputational damage or corporate failure affecting any part of the Group, which can be reasonably attributed to be the result of an individual's serious misconduct;
- the discovery that an assessment of performance connected to the award (including relating to the original bonus amount for the DBP) was based on misleading or inaccurate information;
- there has been fraud or gross misconduct, or circumstances which, in the opinion of the Remuneration Committee, would entitle the Company or any other member of the Group to summarily dismiss the individual; or
- in other circumstances where the Remuneration Committee, in its discretion, considers that this treatment is appropriate.

For bonus, a clawback provision exists to give the Remuneration Committee, in the same circumstances to malus, the ability to recover sums already paid for up to two years after bonus determination.

For PSP, a clawback provision exists to give the Remuneration Committee, in the same circumstances as malus, the ability to recover sums already paid for up to five years from the grant date.

Use of discretion

The Remuneration Committee is cognisant of its responsibility to make informed and thoughtful decisions on remuneration that are both balanced and in the long-term interests of the business and shareholders and, where necessary, will apply discretion to remuneration targets or outcomes that would otherwise be inappropriate.

In addition, the Remuneration Committee also retains the right to apply discretion in the operation and administration of the incentive plans. This includes, but is not limited to, the following areas: setting appropriate performance conditions, weightings and targets from year to year for the PSP and annual bonus; the timing of PSP and DBP grants; the timing of annual bonus payments; the size of PSP awards granted; and determining the treatment of leavers.

Any discretion applied will be in accordance with the respective plan rules (or relevant documentation) and within the limits of the Policy.

Recruitment

Executive Directors

The Remuneration Committee's key principle when determining appropriate remuneration arrangements for a new Executive Director (whether appointed from within the organisation or externally) is to ensure that arrangements are in the best interests of both the Company and its shareholders, without paying more than is considered necessary by the Remuneration Committee to recruit an executive of the required calibre to develop and deliver the business strategy. When determining appropriate remuneration arrangements, the Remuneration Committee will take into account all relevant factors. These factors may include (among others):

- the level and type of remuneration opportunity being forfeited;
- the jurisdiction the candidate was recruited from and whether any relocation is required;
- the skills, experience and calibre of the individual;
- the circumstances of the individual; and
- the current external market and salary practice including market practice on additional benefits.

The Remuneration Committee would comply with the terms of the Remuneration Policy outlined in the table on pages 126 and 127.

In addition, if necessary, it may make awards on appointing an Executive Director to 'buy out' remuneration terms forfeited on leaving a previous employer. In doing so, the Remuneration Committee will take account of relevant factors including any performance conditions attached to these awards, the form in which they were granted (e.g. cash or shares) and the time over which they would have vested. Generally, buy-out awards will be made on a comparable basis to those forfeited but, in any event, will reflect those terms in some way (e.g. through a more substantial discount to the amount).

In the event of recruitment, the Remuneration Committee may grant awards to a new Executive Director under Listing Rule 9.4.2R, which allows for the granting of awards, to facilitate, in unusual circumstances, the recruitment of an Executive Director, without seeking prior shareholder approval or under other appropriate Company share plans. The use of Listing Rule 9.4.2R will be limited to granting buy-out awards only.

In the event that an internal candidate was promoted to the Board, legacy terms and conditions may be honoured, including any outstanding incentive awards and the exercise of any discretion in connection with such payments. Similarly, if an Executive Director is appointed following the Company's acquisition of or merger with another company, legacy terms and conditions would be honoured; however, steps would be taken to align with the Policy over time.

In the event of the appointment of a new Chair of the Board or Non-Executive Director, remuneration arrangements will normally reflect the Policy.

The Remuneration Committee's intention is that timely disclosure of the remuneration structure of any new Executive Director or Chair of the Board will be made by the Company wherever practical.

Directors' service agreements – Executive Directors

Executive Directors are employed on permanent contracts which are terminable on 12 months' notice by either party. A description of the payment in lieu of notice provisions can be found below. The Company's policy in respect of the notice periods for the termination of Executive Directors' contracts conforms to the UK Corporate Governance Code. The remuneration and contractual arrangements for the Executive Directors and senior management do not contain any matters that are required to be disclosed under the Takeover Directive. The contracts of service for Executive Directors are available for inspection by shareholders at the Company's registered office.

Termination

When an Executive Director leaves the business on the basis of mutual agreement, the Remuneration Committee will determine an appropriate payment taking into account the circumstances of leaving but any payment will be no more generous than that for leavers by reason of disability, ill health, retirement, redundancy, death or sale of an individual employing business. There are no provisions for notice periods or compensation in the event of the termination of the appointment of a Non-Executive Director. The Chair of the Board has a notice period of six months.

Base pay and benefits

Executive Directors are entitled to a payment in lieu of notice equal to base pay and the value of benefits only for the duration of the remaining notice period, subject to mitigation. The Company has the ability to terminate Executive Directors' employment, in the event of a prolonged mental or physical incapacity to carry out his/her Company duties and without notice (summary dismissal), in the event of gross misconduct or being disqualified to act as a Director. Appropriate medical benefits may still be provided in the case of prolonged mental or physical incapacity.

Other

Executive Directors may be entitled to other payments including, but not limited to, costs of appropriate repatriation/relocation, outplacement, settlement agreement, non-compete agreement, legal and/or tax and other relevant professional costs. The Remuneration Committee would look to ensure that the level of these costs/benefits was reasonable and in the best interests of shareholders.

Bonus including Deferred Bonus Plan (DBP) Cash bonus

In the event of retirement, death, disability, redundancy, change of control, sale of the employing company or any other circumstance at the discretion of the Remuneration Committee, Executive Directors may receive a bonus payment for the year in which they cease employment. This payment will normally be pro-rated for time and performance; however, the Remuneration Committee retains the discretion to review overall business and individual performance and determine that a different level of bonus payment is appropriate.

Otherwise, generally, Executive Directors must be employed at the date of payment to receive a bonus. In certain circumstances, the Remuneration Committee may determine that a bonus payment may be due to reflect performance and contribution to the point of cessation.

DBP – leaving before date of vest

Deferred bonus shares will normally vest in full following completion of the three-year vesting period, unless the Committee determines in its absolute discretion that vesting will be accelerated. Participants will have six months from the date of vest to exercise.

The vesting of awards will be accelerated in the event of death and there will be a period of 12 months from death to exercise (or up to 24 months if the Remuneration Committee so determines).

DBP – leaving after date of vest

The Executive Director will normally have six months in which to exercise their awards from the date of leaving (12 months for death (or up to 24 months if the Remuneration Committee so determines)).

Performance Share Plan (PSP)

Leaving before the end of the performance period

In the event of ill health, disability, death, retirement, redundancy, change of control, sale of the employing company or any other circumstance at the discretion of the Remuneration Committee, awards will vest on the original vesting date on a time-apportioned basis (unless the Remuneration Committee determines otherwise). Performance will be measured at the end of the original performance period. Participants will have six months from the end of the holding period to exercise.

At the Remuneration Committee's discretion in the event of ill health, disability or death (or in the event of any other exceptional circumstance if it determines), awards can vest early on a time-apportioned basis. In this circumstance, performance will be measured to the early vesting date.

Participants will have six months from leaving to exercise (12 months for death (or up to 24 months if the Remuneration Committee so determines)).

If participants leave for any other reason before the end of the performance period, their award will lapse on termination.

Leaving after the end of the performance period

Any awards in the two-year holding period will be available to exercise following completion of the two-year holding period. Participants will have six months from the latest of the end of the holding period or the leaving date to exercise (12 months for death (or up to 24 months if the Remuneration Committee so determines)).

Post-cessation shareholding requirement

For two years following the cessation of employment, Executive Directors will normally be required to hold shares to the value of the shareholding guideline that applied at the cessation of their employment; or, in cases where the individual has not had sufficient time to build up shares to meet their guideline, the actual level of shareholding at cessation.

The post-cessation shareholding requirement is to be satisfied from shares vesting under the DBP and PSP from grants from 2021 onwards. On exercise sufficient shares may be sold to cover taxes due, but until the shareholding requirement is met the remaining shares will be held by the Company in nominee/escrow for the benefit of the Director.

If the Executive Director has met the shareholding requirement through other means, with the exception of shares bought with their own funds, and the above approach results in a shortfall at the date of leaving, the Executive Director will be required to transfer the appropriate number of shares into the nominee/escrow in order to meet the requirement.

In the event of ill health, disability or death (or in the event of any other exceptional circumstance that the Remuneration Committee determines), the post-cessation shareholding requirement will not apply.

Other information

Change of control

If the Company is taken over or wound up, PSP awards may vest by reference to the extent to which the performance conditions are met and on a time pro-rated basis (calculated on a monthly basis) unless, in the case of pro-rating, the Remuneration Committee decide otherwise. Outstanding PSP awards may be vested automatically on a change of control on the participants' behalf. Typically salaries and bonuses will be paid to the date of change of control.

DBP awards shall vest in full. If participants are offered, and consent to, an equivalent award in the new company they will not vest and instead will be exchanged for a new award. Participants have one month from the change of control date to exercise their award; any options that are not exercised at the end of that period will be automatically exercised.

🔵 Read the 2021 Directors' Remuneration Policy at
rentokil-initial.com/investors/governance

Independent Auditors' Report
to the members of Rentokil Initial plc

Report on the audit of the financial statements

Opinion
In our opinion:

- Rentokil Initial plc's Group financial statements and Parent Company financial statements (the "financial statements") give a true and fair view of the state of the Group's and of the Parent Company's affairs as at 31 December 2022 and of the Group's profit and the Group's cash flows for the year then ended;

- the Group financial statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006;

- the Parent Company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework", and applicable law); and

- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the Annual Report, which comprise: the Consolidated and Parent Company Balance Sheets as at 31 December 2022; the Consolidated Statement of Profit or Loss and Other Comprehensive Income, the Consolidated and Parent Company Statements of Changes in Equity and the Consolidated Cash Flow Statement for the year then ended; and the Notes to the Group and Parent Company financial statements, which include a description of the significant accounting policies and the Related Undertakings. The Financial Review and management's discussion and analysis of financial condition and results of operations, included within the financial statements, are considered other information and are not covered by our opinion except as described in the reporting on other information section of this report.

Our opinion is consistent with our reporting to the Audit Committee.

Separate opinion in relation to IFRSs as issued by the IASB
As explained in note General accounting policies to the financial statements, the Group, in addition to applying UK-adopted international accounting standards, has also applied international financial reporting standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

In our opinion, the Group financial statements have been properly prepared in accordance with IFRSs as issued by the IASB.

Basis for opinion
We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence
We remained independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC's Ethical Standard, as applicable to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

To the best of our knowledge and belief, we declare that non-audit services prohibited by the FRC's Ethical Standard were not provided.

Other than those disclosed in Note A8, we have provided no non-audit services to the Parent Company or its controlled undertakings in the period under audit.

Our audit approach
Overview
Audit scope
- We performed full scope audits at seven components across North America, Europe (including LATAM), the UK & Sub-Saharan Africa and Pacific as well as a full scope audit at one corporate component. We performed specific audit procedures at one component in North America.

- The territories where we conducted audit procedures, together with work performed at corporate functions and at the Group level, accounted for approximately: 75% of the Group's revenue and 74% of the Group's Adjusted Profit before Tax. The full scope components in the US and France comprise sub consolidations; in calculating these coverage levels we have taken 100% coverage from the full scope audits performed in these locations.

- Certain Parent Company account balances were included in scope for the audit of the consolidated financial statements. However, we determined that the Parent Company did not require a full scope audit of its complete financial information for the purposes of the audit of the consolidated financial statements.

Key audit matters
- Carrying value of goodwill (Group)
- Valuation of customer list and indefinite-lived brand intangible assets acquired as part of the Terminix acquisition (Group)
- Valuation of termite damage claims provision (Group)
- Carrying value of investments (Parent Company)

Materiality
- Overall Group materiality: £26.0m (2021: £21.0m) based on 5% of the Group's Adjusted Profit before Tax.
- Overall Parent Company materiality: £80.8m (2021: £32.0m) based on 1% of total assets.
- Performance materiality: £19.5m (2021: £15.8m) (Group) and £60.6m (2021: £24.0m) (Parent Company).

The scope of our audit
As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements.

Key audit matters
Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

Valuation of customer list and indefinite-lived brand intangible assets acquired as part of the Terminix acquisition (Group), valuation of termite damage claims provision (Group) and carrying value of investments (Parent Company) are new key audit matters this year. Acquisition accounting (Group) and disclosure of pension liabilities (Group and Parent Company), which were key audit matters last year, are no longer included because of:

- a reassessment of the risk associated with acquisition accounting (excluding Terminix) in 2022 principally driven by a reduction in spend on acquisitions in the year (excluding Terminix) and given no material issues were identified through our 2021 audit procedures; and

- the completion of the buy-out of the largest defined benefit section of the UK Rentokil Initial 2015 Pension Scheme (RIPS) in 2022 as described in Note A10 which removed £1,159m of the scheme's assets and liabilities from the Consolidated and Parent Company Balance Sheets.

Otherwise, the key audit matters below are consistent with last year.

Key audit matter	How our audit addressed the key audit matter
Carrying value of goodwill (Group) Refer to the Audit Committee Report and Note B2 in the financial statements. The Group recorded £5,116m of goodwill at 31 December 2022 (2021: £1,844m). The increase in 2022 is primarily due to the acquisition of Terminix. As required by IAS 36, management has performed its annual goodwill impairment assessment on the Group's cash generating units (CGUs). Goodwill is impaired when its carrying amount exceeds its recoverable amount. The recoverable amount of a CGU is determined based on the higher of its value-in-use and fair value less costs of disposal. The carrying value of goodwill is dependent on estimates of future cash flows of the underlying CGUs which inherently involves significant management estimation and there is a risk that if management does not achieve these cash flow estimates it could give rise to impairment charges. The value-in-use impairment assessments performed by management contain a number of assumptions principally relating to short and long term revenue growth, future profitability and discount rates. These assessments also include the costs associated with the effects of climate change, including the future costs of the Group's commitment to reach net zero by 2040 and costs of compliance with current legal requirements. Management has recorded impairment charges totalling £22m in 2022. The charge has been excluded from the Group's adjusted performance measures consistent with the Group's policy.	We obtained management's value-in-use models and tested the mathematical integrity. We evaluated the determination of the Group's CGUs and we utilised our in-house valuation experts to evaluate the appropriateness of the methodology used in both the impairment models and to calculate the discount rates. We validated the carrying amounts of the net assets subject to impairment testing to the underlying accounting records. We have corroborated the long term growth rates and tax rates to third party sources and revenue growth rates to third party industry research and challenged management where inconsistencies were noted. We compared the cash flows used in the impairment models to the Board approved budget and strategic plan which include the estimated costs associated with climate change. We benchmarked implied multiples required to cover the carrying value of the net assets of each CGU to Rentokil's average transaction multiples for acquired businesses during the year. Based on these procedures, we have performed additional procedures on fourteen CGUs where the headroom between the value-in-use and the carrying value of the CGUs was lowest and those CGUs that are more sensitive to reasonably possible changes in key assumptions that could cause impairment. Of these CGUs, four were acquired during the year. Across all of these CGUs, we used our in-house valuation experts to challenge the discount rates used by management. For the four CGUs which were acquired during the year, we compared management's revenue and operating profit assumptions used in the impairment models to the acquisition business cases and compared performance post acquisition to the business case. For the remaining 10 CGUs, we evaluated the historical accuracy of management's budgeting and forecasting and we compared the revenue growth and operating profit margins to historical actuals and modelled their break even points to assess whether further testing was required and whether additional disclosures should be provided in the financial statements. Consistent with the prior year, management's value-in-use model shows limited headroom for the India PCI CGU. Management has undertaken a fair value less cost of disposal exercise utilising a third party valuation specialist. The fair value is calculated by applying a multiple to the CGUs last 12 months actual revenue. The multiple has been calculated using recent external transactions in the global pest control industry. We reviewed the third party valuation report and held direct discussions with the third party. We challenged management and the third party on the completeness of transactions used to determine the multiple and the applicability of the multiple to the India PCI CGU. We also compared the multiple to those multiples historically paid by the Group. We considered whether the disclosures in Note B2 complied with IAS 1 and IAS 36. Based on the procedures performed, we noted no material issues arising from our work.

Independent Auditors' Report
continued

Key audit matter	How our audit addressed the key audit matter
Valuation of customer list and indefinite-lived brand intangible assets acquired as part of the Terminix acquisition (Group) Refer to the Audit Committee Report and Note B1 in the financial statements. On 12 October 2022, the Group purchased 100% of the share capital of Terminix for consideration of £4,110m, comprising Rentokil Initial American Depositary Shares (ADSs) of £3,007m, cash of £1,087m and replacement employee share awards of £16m. As required by IFRS 3, the Group has calculated the fair value of assets and liabilities acquired. Customer lists of £708m and indefinite-lived brands of £1,292m were recorded. In valuing the Terminix US and International brands, management has concluded that the brands have an indefinite useful life which is a significant judgement. The valuation of both the indefinite-lived brands and customer lists requires management estimation as it is dependent on a number of estimates including the amount and timing of future cash flows, royalty rates, discount rates, long-term growth rates and customer churn.	We have focused our testing on the valuation of the customer lists and the Terminix US brand given its magnitude in comparison to the International brand. As part of our testing of both the customer lists and indefinite-lived brand we utilised our in-house valuation experts to evaluate the appropriateness of the methodology used to value the customer lists and indefinite-lived brand including challenging the discount rates used in the models. We agreed long term growth rates to third party sources and compared the cash flow forecasts used in the models to the acquisition business case. For the fair value of the customer lists we tested the completeness and accuracy of the historical data that is used to estimate customer churn and recalculated the customer churn based on this data. We challenged management on the consistency of the estimates – including the churn rate – to those used within the valuation of the termite damage claims provision, the alignment of which resulted in a reclassification of consideration between goodwill and customer lists. For the fair value of the indefinite-lived brand, together with our in-house valuation experts, we benchmarked royalty rates against comparable companies and prior acquisitions made by the Group and agreed the royalty rates to the underlying franchise agreements. We challenged management on the indefinite useful life classification. We considered the disclosures in Note B1 of the financial statements and we are satisfied that these disclosures are appropriate. Based on the procedures performed, we noted no material issues arising from our work other than the reclassification between goodwill and customer lists.
Valuation of termite damage claims provision (Group) Refer to the Audit Committee Report and Note A6 in the financial statements. The Group holds provisions for termite damage claims as a result of the Terminix acquisition arising where termite treatments to prevent infestation have been ineffective, which may result in damage to property if a subsequent infestation occurs in the area that has been treated and is covered by the warranty. The provision amounted to £335m at the date of acquisition and £303m at 31 December 2022. The valuation of the termite damage claims provision requires significant management estimation as it is dependent on a number of estimates including the rate and cost of future claims, customer churn and discount rates.	We obtained management's valuation model and tested the mathematical integrity. We utilised our in-house valuation experts to evaluate the appropriateness of the methodology used in the valuation model and to challenge the discount rate and long-term growth rates used. We tested the completeness and accuracy of the historical data that is used to estimate customer churn and recalculated the customer churn based on this data. We held calls with management's third party experts to understand how the customer churn had been modelled historically and to challenge the assumptions used by management. We performed a number of sensitivities. We also tested the completeness and accuracy of the historical data that is used to estimate the rate and cost of future claims. We challenged management on the appropriateness of the historical period over which future cost per claim has been based upon. We have also performed a number of sensitivities including assessing the impact of using different historical periods to estimate cost per claim. We assessed the appropriateness of management's sensitivity disclosures in Note A6 of the financial statements in relation to the significant estimates. More broadly, we considered whether the disclosures in Note A6 complied with IAS 1 and IAS 37. Based on the procedures performed, we noted no material issues arising from our work.
Carrying value of investments (Parent Company) Refer to Note 4 of the Parent Company financial statements. The Parent Company holds investments amounting to £4,415m (2021: £290m) at 31 December 2022. The increase in 2022 is primarily due to the acquisition of Terminix. As required by IAS 36, management has assessed if there is any indication that the investments balance may be impaired at the reporting date. If any such indication exists, the entity shall estimate the recoverable amount of the asset. The assessment of potential impairment indicators involves management judgment. No impairment indicators were identified by management at the reporting date and no impairment charge has been recorded in 2022.	We obtained management's assessment of potential impairment indicators. We challenged management on the completeness of their assessment by comparing the items assessed with those required to be considered per the requirements of IAS 36 and our knowledge of the business. Management's assessment included comparing the Group's market capitalisation at 31 December 2022, which we verified to an external source, to the Parent Company's net assets. Based on the procedures performed, we noted no material issues arising from our work.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the Group and the Parent Company, the accounting processes and controls, and the industry in which they operate.

We performed full scope audits in respect of seven components across North America, Europe (including LATAM), the UK & Sub-Saharan Africa and Pacific as well as a full scope audit at one corporate component. Of these, we identified one financially significant component in the US (part of the North America segment) and five material components in the UK (part of the UK & Sub-Saharan Africa segment), France and Germany (part of the Europe (including LATAM) segment), Australia (part of the Pacific segment) and the corporate component. The remaining two full scope components were included in Group audit scope to achieve appropriate audit coverage. We also undertook specific audit procedures on Terminix US (part of the North America segment).

In establishing the overall approach to the Group audit, we determined the type of work that needed to be performed by us, as the Group engagement team, or by component auditors within PwC UK and from other PwC network firms operating under our instruction. Where the work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those components to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole.

In addition to instructing and reviewing the reporting from our component audit teams, we conducted file reviews for financially significant and material components and participated in key meetings with local management. We also had regular dialogue with component teams throughout the year.

The Group consolidation, financial statement disclosures and corporate functions were audited by the Group engagement team. This included our work over taxation, goodwill and acquisition accounting including Terminix. Taken together, the components and corporate functions where we conducted audit procedures accounted for 75% of the Group's revenue and 74% of the Group's Adjusted Profit before Tax. The full scope components in the US and France comprise sub consolidations; in calculating these coverage levels we have taken 100% coverage from the full scope audits performed in these locations. This provided the evidence we needed for our opinion on the consolidated financial statements taken as a whole. This was before considering the contribution to our audit evidence from performing audit work at the Group level, including disaggregated analytical review procedures, which covered certain of the Group's smaller and lower risk components that were not directly included in our Group audit scope.

Our audit of the Parent Company financial statements was undertaken in the UK and included substantive procedures over all material balances and transactions.

The impact of climate risk on our audit

As part of our audit, we inquired of management to understand and evaluate the Group's risk assessment process in relation to climate change including any changes in the assessment compared to the prior year. We reviewed management's paper which sets out their assessment of climate change risk to the Group and the impact on the financial statements. In evaluating the completeness of the risks identified, we considered any changes in management's paper compared to the prior year assessment which was reviewed by our internal specialists and we challenged management on how they considered the potential financial impacts of the Group's acquisition of Terminix and the Group's net zero commitment in their assessment. We considered the principal risk relates to the assumptions made in the forecasts prepared by management and used in their assessment of the carrying value of goodwill. In responding to the risks identified, we specifically considered how climate change risk would impact these assumptions including the future costs of the Group's commitment to reach net zero by 2040 and costs of compliance with current legal requirements. We also read the disclosures in relation to climate change made in the Responsible Business section of the Annual Report to ascertain whether the disclosures are materially consistent with the financial statements and our knowledge from our audit. Our responsibility over other information is further described in the reporting on other information section of this report.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Financial statements – Group	Financial statements – Parent Company
Overall materiality	£26.0m (2021: £21.0m).	£80.8m (2021: £32.0m).
How we determined it	5% of the Group's Adjusted Profit before Tax.	1% of total assets.
Rationale for benchmark applied	The Group's principal measure of performance is Adjusted Profit before Tax, which excludes one-off and adjusting items, amortisation and impairment of intangible assets (excluding computer software) and net interest adjustments, in order to give management and other users of the Annual Report a clear understanding of the underlying profitability of the business over time. We have utilised this measure in determining our materiality as it is the metric against which the performance of the Group is most commonly assessed by management and reported to shareholders.	Rentokil Initial plc is the ultimate Parent Company which holds the Group's investments. Therefore, the entity is not in itself profit-oriented. The strength of the balance sheet is the key measure of financial health that is important to shareholders, since the primary concern for the Parent Company is the payment of dividends. We therefore consider total assets to be an appropriate benchmark. Certain account balances were included in scope for the audit of the consolidated financial statements and were therefore audited to a materiality level set below overall materiality established for the Group audit. However, we determined that the Parent Company did not require a full scope audit of its complete financial information for the purposes of the audit of the Group financial statements.

Independent Auditors' Report
continued

For each component in the scope of our Group audit, we allocated a materiality that is less than our overall Group materiality. The range of materiality allocated across components was £2.7m to £21.0m.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% (2021: 75%) of overall materiality, amounting to £19.5m (2021: £15.8m) for the Group financial statements and £60.6m (2021: £24.0m) for the Parent Company financial statements.

In determining the performance materiality, we considered a number of factors – the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls – and concluded that an amount at the upper end of our normal range was appropriate.

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above £1.2m (2021: £1.0m) for both the Group and Parent Company audits as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern
Our evaluation of the Directors' assessment of the Group's and the Parent Company's ability to continue to adopt the going concern basis of accounting included:

- Evaluation of management's base case and downside case scenarios, understanding and evaluating the key assumptions;
- Validation that the cash flow forecasts used to support management's impairment, going concern and viability assessments were consistent;
- Assessment of the historical accuracy and reasonableness of management's forecasting;
- Consideration of the Group's available financing and debt maturity profile;
- Testing of the mathematical integrity of management's liquidity headroom, sensitivity and stress testing calculations; and
- Review of the related disclosures in the Annual Report.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's and the Parent Company's ability to continue as a going concern for a period of at least 12 months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the Directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the Group's and the Parent Company's ability to continue as a going concern.

In relation to the Directors' reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the Directors' statement in the financial statements about whether the Directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the Directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information
The other information comprises all of the information in the Annual Report other than the financial statements (with the exception of the Financial Review and management's discussion and analysis of financial condition and results of operations which are considered other information) and our auditors' report thereon. The Directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic Report and Directors' Report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic Report and Directors' Report
In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic Report and Directors' Report for the year ended 31 December 2022 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the Group and Parent Company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic Report and Directors' Report.

Directors' Remuneration
In our opinion, the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Corporate governance statement
The Listing Rules require us to review the Directors' statements in relation to going concern, longer-term viability and that part of the corporate governance statement relating to the Company's compliance with the provisions of the UK Corporate Governance Code specified for our review. Our additional responsibilities with respect to the corporate governance statement as other information are described in the reporting on other information section of this report.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit, and we have nothing material to add or draw attention to in relation to:

- The Directors' confirmation that they have carried out a robust assessment of the emerging and principal risks;
- The disclosures in the Annual Report that describe those principal risks, what procedures are in place to identify emerging risks and an explanation of how these are being managed or mitigated;
- The Directors' statement in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the Group's and Parent Company's ability to continue to do so over a period of at least 12 months from the date of approval of the financial statements;
- The Directors' explanation as to their assessment of the Group's and Parent Company's prospects, the period this assessment covers and why the period is appropriate; and
- The Directors' statement as to whether they have a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over the period of its assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Our review of the Directors' statement regarding the longer-term viability of the Group and Parent Company was substantially less in scope than an audit and only consisted of making inquiries and considering the Directors' process supporting their statement; checking that the statement is in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statement is consistent with the financial statements and our knowledge and understanding of the Group and Parent Company and their environment obtained in the course of the audit.

In addition, based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit:

- The Directors' statement that they consider the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for the members to assess the Group's and Parent Company's position, performance, business model and strategy;
- The section of the Annual Report that describes the review of effectiveness of risk management and internal control systems; and
- The section of the Annual Report describing the work of the Audit Committee.

We have nothing to report in respect of our responsibility to report when the Directors' statement relating to the Company's compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified under the Listing Rules for review by the auditors.

Responsibilities for the financial statements and the audit
Responsibilities of the Directors for the financial statements
As explained more fully in the Statement of Directors' responsibilities in respect of the financial statements, the Directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The Directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Directors are responsible for assessing the Group's and the Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

Auditors' responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the Group and industry, we identified that the principal risks of non-compliance with laws and regulations related to the Listing Rules, health and safety regulations, adherence to data protection requirements in the jurisdictions in which the Group operates and holds data and compliance with anti-bribery and corruption legislation in the jurisdictions in which the Group operates, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as the Companies Act 2006 and taxation. We evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries to manipulate the financial performance of the Group and management bias in accounting estimates and judgements. The Group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the Group engagement team and/or component auditors included:

- Discussions with management, Internal Audit and the Group's legal counsel, including consideration of known or suspected instances of non-compliance with laws and regulation and fraud;
- Evaluation of the effectiveness of management's controls designed to prevent and detect irregularities;
- Identification and testing of significant manual journal entries;
- Assessment of matters reported on the Group's whistleblowing helpline and the results of management's investigation of such matters;
- Testing of assumptions and judgements made by management in making significant accounting estimates; and
- Reviewing financial statement disclosures and testing to supporting documentation.

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors' report.

Use of this report
This report, including the opinions, has been prepared for and only for the Company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Independent Auditors' Report
continued

Other required reporting

Companies Act 2006 exception reporting
Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not obtained all the information and explanations we require for our audit; or
- adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or
- certain disclosures of Directors' remuneration specified by law are not made; or
- the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Appointment
Following the recommendation of the Audit Committee, we were appointed by the members on 12 May 2021 to audit the financial statements for the year ended 31 December 2021 and subsequent financial periods. The period of total uninterrupted engagement is two years, covering the years ended 31 December 2021 to 31 December 2022.

Other matter

In due course, as required by the Financial Conduct Authority Disclosure Guidance and Transparency Rule 4.1.14R, these financial statements will form part of the ESEF-prepared annual financial report filed on the National Storage Mechanism of the Financial Conduct Authority in accordance with the ESEF Regulatory Technical Standard ('ESEF RTS'). This auditors' report provides no assurance over whether the annual financial report will be prepared using the single electronic format specified in the ESEF RTS.

Neil Grimes (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors

London
16 March 2023



Financial Statements

Financial Review



> We've delivered an excellent financial performance in 2022 as evidenced by our 6.6% growth in Organic Revenue. This has been underpinned by continued operational strength, including successful mitigation of cost inflation and early delivery of synergies from the Terminix integration.

Stuart Ingall-Tombs
Chief Financial Officer

Summary of financial performance (at CER)

Regional Performance

	Revenue			Adjusted Operating Profit		
	2022 £m	2021 £m	Change %	**2022 £m**	2021 £m	Change %
North America	**1,675**	1,291	29.7%	**286**	216	32.7%
Pest Control	**1,581**	1,149	37.7%	**269**	187	44.1%
Hygiene & Wellbeing	**94**	142	(34.2%)	**17**	29	(41.5%)
Europe (incl. LATAM)	**942**	832	13.2%	**187**	163	14.8%
Pest Control	**425**	350	21.5%	**103**	92	12.7%
Hygiene & Wellbeing	**324**	316	2.4%	**53**	54	(2.7%)
France Workwear	**193**	166	16.6%	**31**	17	81.6%
UK & Sub Saharan Africa	**370**	359	2.9%	**96**	95	1.7%
Pest Control	**187**	176	6.2%	**48**	46	5.5%
Hygiene & Wellbeing	**183**	183	(0.2%)	**48**	49	(1.8%)
Asia & MENAT	**308**	271	13.4%	**43**	36	17.5%
Pest Control	**222**	187	18.8%	**32**	25	26.5%
Hygiene & Wellbeing	**86**	84	1.4%	**11**	11	(2.9%)
Pacific	**221**	197	12.8%	**46**	39	19.7%
Pest Control	**101**	90	12.9%	**15**	14	8.3%
Hygiene & Wellbeing	**120**	107	12.7%	**31**	25	26.2%
Central	**6**	7	(10.3%)	**(105)**	(97)	(8.9%)
Restructuring costs				**(11)**	(10)	(12.7%)
Total at CER	**3,522**	2,957	19.1%	**542**	442	22.7%
Total at AER	**3,714**	2,957	25.6%	**571**	442	29.4%

Category Performance

	Revenue			Adjusted Operating Profit		
	2022 £m	2021 £m	Change %	**2022 £m**	2021 £m	Change %
Pest Control	**2,516**	1,952	29.0%	**467**	364	28.7%
Hygiene & Wellbeing	**807**	832	(3.2%)	**160**	168	(4.9%)
France Workwear	**193**	166	16.6%	**31**	17	81.6%
Central	**6**	7	(10.3%)	**(105)**	(97)	(8.9%)
Restructuring costs				**(11)**	(10)	(12.7%)
Total at CER	**3,522**	2,957	19.1%	**542**	442	22.7%
Total at AER	**3,714**	2,957	25.6%	**571**	442	29.4%

Note: Hygiene & Wellbeing year on year performance reflects the anticipated decrease in COVID disinfection revenues from £117m in FY 21 to £20m in FY 22.

In order to help understand the underlying trading performance, unless otherwise stated, figures below are presented at constant exchanges rates and Organic Revenue Growth figures exclude the COVID disinfection business.

Revenue

The Group delivered a strong topline performance, with Revenue rising 19.1% to £3,522m and Organic Revenue up 6.6%. Statutory Revenue was up 25.6% to £3,714m at AER. Revenue growth in North America was up 29.7%, benefiting from the Terminix acquisition. Europe, the Group's second largest region, was up strongly by 13.2%, while Asia & MENAT was up 13.4%. Organic Revenue Growth including COVID disinfection was 4.2%. Full year revenues from COVID disinfection services amounted to £20m (FY 21: £117m), £6m of which was generated in the second half of the year. Future revenues from disinfection services are anticipated to be non-material.

Our Pest Control category grew Revenue by 29.0% (5.6% Organic) to £2,516m, underpinned by strong price progression and good customer retention. Hygiene & Wellbeing Revenue decreased by 3.2% (9.3% Organic) to £807m. This was supported by resilient demand for washroom services, offset by the anticipated year on year reduction in COVID disinfection business. Improved year on year market conditions were reflected in the stronger contribution from our France Workwear business with Revenue up by 16.6% to £193m (16.6% Organic).

Profit

Adjusted Operating Profit rose by 22.7% during the year to £542m, reflecting core business growth across all major regions and categories, in addition to effective capture of early synergies from the Terminix transaction. This led to a 45bps increase year on year in Adjusted Operating Margins to 15.4%, despite the reduction in COVID disinfection revenues. This represented the Group's highest margin for 20 years. Underlying trading contributed 26bps to Group margin. Terminix overall contributed a net benefit of 19bps, made up of a 64bps increase from synergies and accounting adjustments with a 45bps offset from the underlying Terminix business. We have continued to deliver on our strategy of driving density improvements and M&A integration. Price increases have also been successfully implemented over the course of the year, with further price increases initiated for 2023. The extent to which the Group has been able to offset inflationary pressures demonstrates the resilience of the business model and the essential nature of our core products and services.

Within business categories, Adjusted Operating Margin for Pest Control was flat year on year at 18.6%. Hygiene & Wellbeing Adjusted Operating Margin decreased slightly by 30bps year on year to 19.8% (FY 21: 20.1%). Full-year restructuring costs of £11m at CER (£12m at AER) were up £1m on the prior year, consisting mainly of costs in respect of initiatives focused on our North America transformation programme. Adjusted Profit before Tax (at AER) of £532m, which excludes one-off and adjusting items and amortisation costs, increased by 27.7%. Adjusted interest of £48m at actual exchange rates was higher year on year, partly reflecting £44m of interest charges relating to financing of the Terminix transaction and a £19m offsetting reduction from the impacts of hyperinflation. One-off and adjusting items (operating) at AER of £136m includes £78m of deal costs and £52m of integration costs related to the Terminix acquisition ('Costs to Achieve') and £6m of other costs. Statutory Profit before Tax at AER was £296m, a decrease of 9.1% on the prior year (FY 21: £325m), due to one-off and adjusting items and increased interest costs relating to the Terminix transaction.

Cash (at AER)

Adjusted Cash Flow was previously titled Operating Cash Flow and has been amended for the sake of clarity, no changes have been made to the definition of this Alternative Performance Measure.

Adjusted Cash Flow of £490m was £31m higher than in FY 21. Higher trading profits resulted from organic and acquisitive growth. Adjusted EBITDA was £859m, up 27.1% versus 2021. One-off and adjusting items (non-cash) of £77m outflow (FY 21: £6m inflow) were largely due to deal and integration related costs of the Terminix acquisition. The Group had a £9m working capital inflow in FY 22 due to tight management of payables and receivables, partially offset by higher levels of inventory in the year to protect against potential supply chain challenges.

Capital expenditure of £190m was incurred in the period (FY 21: £160m), reflecting a more normal pattern of spend post pandemic and the inclusion of Terminix capital expenditure in the final quarter of the year. Lease payments were up 18.2%.

Cash interest payments of £39m were only £2m higher than in the prior year, reflecting the timing of interest charge payments relating to financing of the Terminix transaction. At year end, £42m of interest was accrued on the balance sheet for payment in 2023. Cash tax payments for the period were £77m, an increase of £8m compared with the corresponding period last year. Free Cash Flow was £374m (FY 21: £353m), with Adjusted Free Cash Flow Conversion of 91.8%.

Acquisition and Integration of Terminix

Value creation opportunity confirmed; synergy guidance raised

The Terminix transaction closed on 12 October 2022. The completion of this landmark deal reinforces Rentokil Initial as the largest pest control company in the world. In total, Rentokil Initial's operations now span 91 countries, made up of nearly 59,000 colleagues, with 21,000 of those in North America. The Group's industry-leading scale and resource gives power to more investment in services, training, technology and innovation.

Extensive due diligence previously furnished us with a deep understanding of the Terminix operations and those early assumptions about the health of the business, both operational and financial, have remained intact. Terminix is a high-quality business with engaged employees, who have helped build a leadership position in North America residential and termite pest control. Our integration planning has confirmed the strong potential of the combination, which is both synergistic and complementary. The combined group will enjoy the benefits of scale as well as higher density in our operations that will enable margin acceleration. There is also a strong cultural fit between Terminix and Rentokil Initial – the businesses have a very similar playbook that is appropriately focused on people, customer service, sustainability and shareholder value – enabling effective collaboration and knowledge sharing.

In addition to the significant benefits for our customers and colleagues, our confidence is reinforced that the transaction will create significant value for shareholders. This is notwithstanding the shift to a higher interest rate environment since announcement of the deal in December 2021 that has prevented execution on the previously anticipated $11m in financing synergies. However, there was strong early delivery on cost synergies with $13m of pre-tax net P&L cost synergies achieved from transaction completion to 31 December 2022. There was an additional non-cash P&L benefit of c.$18m from the application of IFRS accounting for termite provisions and LTIPs. Clear validation of our operational assumptions has given us heightened confidence in the overall opportunity. We have therefore increased our estimate of annual pre-tax net cost synergies achievable from the acquisition, from at least $150m by the third full year post completion to at least $200m by the end of 2025, based principally on greater opportunities to drive operational efficiencies and improve service productivity. This figure is net of $75m of total investment. We expect c.$150m of gross synergies to be delivered from Selling, General and Administrative (SG&A) expenses and c.$125m of gross synergies to be delivered from Field Operations. In addition, we expect to benefit from $32m of further non-cash P&L benefits in FY 23 from the application of IFRS accounting of termite provisions and LTIPs.

Synergies and approximate phasing

We now expect to achieve at least $200m of annual pre-tax net P&L cost synergies by the end of FY 25, c.95% of which from North America.

	Achieved 2022	Incremental P&L Impact by Year 2023	2024-25	Cumulative 2022-25
SG&A expenses	$15m	$80m	$55m	$150m
Field Operations	–	$10m	$115m	$125m
Gross synergies	**$15m**	**$90m**	**170m**	**$275m**
Investments	$(2)m	$(30)m	$(43)m	$(75)m
Synergies net of investments	**$13m**	**$60m**	**$127m**	**$200m**
Accounting adjustments	$18m	$32m	–	$50m
Net synergies plus accounting adjustments	**$31m**	**$92m**	**$127m**	**$250m**

SG&A expenses include sales productivity, procurement, fleet depreciation and support functions, and are expected to be 85% in cash over the period.

Field Operations are primarily related to branch consolidation, density benefits and productivity, and are expected to be 100% in cash.

Investments relate to salary & benefits harmonisation, SHE & Innovation centre, IT and branding, as well as additional SOX, audit and listing. They are expected to be 100% in cash.

The non-cash accounting adjustments is in relation to termite litigation and LTIPs.

Total one-time cost to achieve synergies are expected to be c.$200m, increased by $50m, in line with the increase in annual net cost synergies. Phasing of $77m in FY 22 (including $30m of non-cash), c.$85m in FY 23 and c.$38m in FY 24-FY25.

Excellent early integration

Excellent early progress has been made on delivering the integration plan to ensure use of the most effective systems, processes and technology from each organisation. Likewise, we have made strong progress in building a joint team that is based on the best of talent and with a shared mission, vision and values. Both employee and customer reaction to the combination has been positive. Seven key workstreams are at the heart of the integration plan: field operations; back office field support; procurement and fleet; marketing and innovation; sales; human resources; and finances. Each of these are underpinned by investments in IT capabilities. These workstreams are critical to optimising the opportunities of the combination, reducing risks of integration, following a best-of-breed approach and delivering the cost synergies and financial benefits of the transaction.

With over 600 branches combined across Rentokil and Terminix, branch integration and the opportunity for accelerating route density are intrinsic to the overall plan, with a three-year programme to create an optimal network, comprising in total of c.400 branches. That consolidation involves not only the physical locations, but also the IT systems and other office infrastructure, the brands, the service offering and technicians and sales teams. We aim to create a back office field support function of the future through process integration and efficiency improvements, drawing on existing best practice capabilities. We're very fortunate to have two power brands. Terminix is the leading residential and termite brand in North America with strong consumer recognition. Rentokil is a global brand leader in commercial pest control. Between the two companies in North America, there is also a large number of regional and local brands. The three-year period will see convergence of the vast majority of the smaller brands. Residential, termite and SME commercial business will take the Terminix brand, while larger commercial and national account customers will enjoy the Rentokil name. Outside of North America, we'll retain Rentokil as the main brand for pest control.

The integration process will be disciplined and well paced in order to reduce risk. Rentokil Initial has a well-earned reputation for service quality. We will remain sharply focused on continuing to meet the high expectations of our customers, both within North America and across our global operations.

North America reporting structure

There has been a strong start to delivery of the integration plan, including with regard to SG&A functions and field operations. Consolidation makes it increasingly difficult to extricate the respective performances of the Rentokil North America and Terminix businesses. All financial and operational performance will therefore necessarily be reported on a fully combined basis.

Rentokil Initial has a geographic organisational structure. North America is one of the five geographic regions to which the Group provides a wide range of services to customers. In each of these regions, different service lines share branch networks and back office administration, as well as functional support such as procurement and HR. In North America, we will continue to refer to our two business categories: Pest Control and Hygiene & Wellbeing. Pest Control comprises residential, termite and commercial pest management, pest control product distribution, and mosquito control and invasive aquatic control services. Since the vast majority of our Pest Control business is run on an integrated basis (often from the same branch location), the constituent parts are not separately reported. Hygiene & Wellbeing comprises the Ambius range of products and services including air purification, hand sanitisation, plants, green walls and scenting.

Continued strength of M&A

In addition to the historic Terminix deal, we continued to acquire companies at a rate of about one every week, including our first operations in Pakistan, Argentina and Israel. Rentokil Initial is focused on building scale in the Cities of the Future – those urban areas that are expected to grow at materially higher rates – and during the year we added scale in around 40 of these cities, including Delhi, Lahore, Islamabad, and Santiago. The Group now operates in a total of 91 countries.

We acquired 52 new businesses, excluding Terminix, comprising of 46 in Pest Control and six in Hygiene & Wellbeing. An aggregate consideration of £259m was paid for these acquired businesses with total annualised revenues of £125m in the year prior to purchase. We have added 13 new businesses in North America during the period with £38m revenues acquired. There was also a good performance in Europe (inc. LATAM) with 18 deals and £62m of revenues acquired. 12 acquisitions were made in Asia and MENAT, eight acquisitions in the Pacific region and one in the UK & SSA region.

M&A remains central to our strategy for growth. We will continue to seek attractive bolt-on deals, both in Pest Control and with an increased focus on Hygiene & Wellbeing, to build density in existing markets, and pursue acquisitions in new markets and the major cities of the future. Our pipeline of prospects remains strong and our guidance on spend on M&A for FY 23 is c.£250m.

Central and regional overheads

Central and regional overheads of £105m at CER (£108m at AER) were up £8m on the prior year (FY 21: £97m at CER and AER).

Restructuring costs

With the exception of integration costs for significant acquisitions, the Company reports restructuring costs within Adjusted Operating Profit. Costs associated with significant acquisitions are reported as one-off and adjusting items, and are excluded from Adjusted Operating Profit.

Full-year restructuring costs of £11m at CER (£12m at AER) were up £1m on the prior year (FY 21: £10m at CER and AER), consisting mainly of costs in respect of initiatives focused on our North America transformation programme, together with integration costs of smaller acquisitions.

Interest (at AER)

Adjusted interest was £48m. This is an increase of £15m versus 2021 reflecting higher interest charges of £44m relating to the Terminix transaction with a partial £19m offset from the 2022 impacts of hyper-inflation accounting in Lebanon, Argentina and Turkey (FY 22: £22m, FY 21: £3m) and lower other interest of £10m. Cash interest was £39m (FY 21: £37m).

On page 143 we have shown a summary P&L interest table demonstrating how the components of our financing drive interest costs and income for FY 22 and the expected range for FY 23 at constant exchange rates. Changes in variable interest rates, exchange rates and CPI rates in hyper-inflationary economies during FY 23 will impact the reporting of interest costs for FY 23.

Tax

The income tax charge for the period at actual exchange rates was £64m on the reported profit before tax of £296m, giving an effective tax rate of 21.6% (FY 21: 19.0%). The Group's ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items and the net interest adjustments for 2022 was 19.7% (FY 21: 19.4%). This compares with a blended rate of tax for the countries in which the Group operates of 24% (FY 21: 24%). The Group's low tax rate is primarily attributable to net prior-year tax credits of £9m (FY 21: £16m).

The Group's tax charge and ETR will be influenced by the global mix and level of profits, changes in future tax rates and other tax legislation, foreign exchange rates, the utilisation of brought-forward tax losses on which no deferred tax asset has been recognised, the resolution of open issues with various tax authorities, acquisitions and disposals.

In December 2021, the OECD published a framework for the introduction of a global minimum effective tax rate of 15%, applicable to large multinational groups. HM Treasury has published draft legislation to implement these 'Pillar Two' rules for accounting periods starting on or after 31 December 2023. The Group is reviewing these draft rules, which have not been substantively enacted, to understand any potential impacts.

Net debt and cash flow

	2022 £m	2021 £m	Change £m
Adjusted Operating Profit	**571**	442	129
Depreciation	**276**	224	52
Other	**12**	10	2
Adjusted EBITDA	**859**	676	183
One-off and adjusting items (non-cash)	**(77)**	6	(83)
Working capital	**9**	23	(14)
Movement on provisions	**(12)**	(5)	(7)
Capex – additions	**(190)**	(160)	(30)
Capex – disposals	**5**	7	(2)
Capital of lease payments and initial direct costs incurred	**(104)**	(88)	(16)
Adjusted Cash Flow	**490**	459	31
Interest	**(39)**	(37)	(2)
Tax	**(77)**	(69)	(8)
Free Cash Flow	**374**	353	21
Acquisitions	**(1,018)**	(463)	(555)
Disposal of companies and businesses	**1**	–	1
Dividends	**(122)**	(139)	17
Cost of issuing new shares	**(16)**	–	(16)
Cash impact of one-off and adjusting items	**(59)**	(27)	(32)
Debt related cash flows:			
Acquisition of shares from non-controlling interest	**–**	(9)	9
Cash outflow on settlement of debt related foreign exchange forward contracts	**26**	(19)	45
Net investment in term deposits	**1**	171	(170)
Proceeds from new debt	**2,383**	5	2,378
Debt repayments	**(844)**	(167)	(677)
Debt related cash flows	**1,566**	(19)	1,585
Net increase/(decrease) in cash and cash equivalents	**726**	(295)	1,021
Cash and cash equivalents at the beginning of the year	**242**	551	(309)
Exchange losses on cash and cash equivalents	**(89)**	(14)	(75)
Cash and cash equivalents at end of the financial year	**879**	242	637

Net increase/(decrease) in cash and cash equivalents	**726**	(295)	1,021
Debt related cash flows	**(1,566)**	19	(1,585)
IFRS 16 liability movement	**(34)**	(2)	(32)
Debt acquired	**(964)**	(12)	(952)
Bond interest accrual	**(42)**	1	(43)
Foreign exchange translation and other items	**(131)**	19	(150)
Increase in net debt	**(2,011)**	(270)	(1,741)
Opening net debt	**(1,285)**	(1,015)	(270)
Closing net debt	**(3,296)**	(1,285)	(2,011)

Adjusted Cash Flow of £490m was £31m higher than in FY 21. Higher trading profits were a result of organic and acquisitive growth. Adjusted EBITDA was £859m, up 27.1% versus FY 21. One-off and adjusting items (non-cash) of £77m outflow (FY 21: £6m inflow) were largely due to deal costs and costs to achieve related to the Terminix acquisition. The Group had a £9m working capital inflow in FY 22 due to tight management of payables and receivables, partially offset by higher levels of inventory in the year to protect against potential supply chain challenges.

Capital expenditure of £190m was incurred in the period (FY 21: £160m), reflecting a more normal pattern of spend post pandemic and the inclusion of Terminix capital expenditure in the final quarter of the year. Lease payments were up 18.2%.

Cash interest payments of £39m were only £2m higher than in the prior year, reflecting the timing of interest payments relating to financing of the Terminix transaction. At year end, £42m of interest was accrued on the balance sheet for payment in 2023. Cash tax payments for the period were £77m, an increase of £8m compared with the corresponding period last year. Free Cash Flow was £374m (FY 21: £353m), with Adjusted Free Cash Flow Conversion of 91.8%.

Cash spend on current and prior year acquisitions of £1,018m, dividend payments of £122m, proceeds from new debt of £2,383m, cash outflow on settlement of debt of £844m, the cash impact of one-off and adjusting items of £59m (largely due to deal costs and costs to achieve related to the Terminix acquisition) and the cost of issuing new shares of £16m have contributed to an underlying change in net debt of £1,880m. Foreign exchange translation and other items of £131m is primarily due to the strengthening of the Dollar against Sterling. Overall, this led to an increase in net debt of £2,011m and closing net debt of £3,296m, in line with guidance provided at the Q3 Trading Update.

Going Concern

The Board continues to adopt the going concern basis in preparing the accounts on the basis that the Group's strong liquidity position and its demonstrated ability to manage the level of capital expenditure, dividends or expenditure on bolt-on acquisitions are sufficient to meet the Group's forecast funding needs, including those modelled in a severe but plausible downside case.

Funding

In June 2022, Rentokil Initial successfully issued three bonds: €850m 5-year at 3.875%; €600m 8-year at 4.375%; and £400m 10-year at 5.0%. These bonds fully covered the $1.34bn cash element of the Terminix transaction consideration. The balance of the bonds alongside the Company's $700m three-year loan covered the refinancing of Terminix debt and transaction costs. As at 30 June 2022, Terminix held two bonds: 7.45% $186m notes maturing in 2027 and 7.25% $48m notes maturing in 2038 and a Senior Secured Term Loan facility maturing in 2026 with an interest rate of 3.365%. The term loan facility was settled on 12 October 2022 and the two bonds were redeemed on 7 November 2022. Following closing of the Terminix transaction, S&P affirmed Rentokil Initial's BBB investment grade credit rating with a stable outlook.

As at 31 December 2022, the Group had liquidity headroom in excess of £1,700m, including £827m of undrawn RCF, with a maturity date of 12 October 2027, plus two one-year extension options. The pro forma net debt to EBITDA ratio was less than 3.2x at 31 December 2022, in line with expectations. The net debt to Adjusted EBITDA ratio was 3.8x at 31 December 2022, reflecting 81 days of Terminix trading. We remain committed to maintaining a BBB investment grade credit rating and are confident of doing so.

Dividend

The Group adopts a progressive dividend policy with dividend payments related to the level of Free Cash Flow available. The Group aims to pay dividends twice a year and the level of each dividend is decided by the Board. When determining the level of dividend each year, the Board considers the following:

- cash generation in the year;
- future cash generation;
- cash availability at the point of dividend;
- profits available for distribution;
- cash required to invest in capital; and
- expenditure and acquisitions.

Financial Review
continued

The Board is recommending a final dividend in respect of 2022 of 5.15p per share, payable to shareholders on the register at the close of business on 11 April 2023, to be paid on 17 May 2023. This equates to a full-year dividend of 7.55p per share, an increase of 18.2% compared to 2021. The last day for DRIP elections is 25 April 2023.

2023 Outlook

We start the new calendar year with confidence in our plans, both operational and strategic. This is underpinned by the Company's inherently resilient business model as we continue to offset inflation with pricing and the early headway made in delivery of Terminix acquisition benefits. For the full year, notwithstanding the prevailing macroeconomic challenges, we expect continued good underlying trading momentum.

The Group's expectations for annual pre-tax net cost synergies achievable from the Terminix acquisition are increased from at least $150m to at least $200m by the end of FY 25, with $60m of incremental pre-tax net cost synergies expected to be delivered in FY 23. In-line with the increase in annualised go-forward cost synergies, total one-time cost to achieve synergies are expected to be c.$200m. In addition, we expect to benefit from $32m of further non-cash benefits in FY 23 arising from the application of IFRS accounting of termite provisions and LTIPs.

With margin protection from continued proactive cost inflation management and margin accretion from strategy execution, synergy delivery and IFRS accounting adjustments, Group Adjusted Operating Margin in FY 23 is expected to increase to c.16.5% and North America Adjusted Operating Margin to c.19.5%.

Our anticipated spend on M&A in FY 23 is c.£250m and Free Cash Flow conversion is expected to be 80-90%, primarily reflecting the impact of accounting adjustments.

The Group remains on track to achieve mid-teens EPS accretion in FY 23.

Technical guidance for 2023

P&L

➲ Restructuring costs ex Terminix: c.£7m

➲ Deal related costs and costs to achieve[1]: c.£75-£90m

➲ Incremental c.$32m of accounting benefit for termite and LTIPs in FY 23

➲ Central and regional overheads: c.£150m including Terminix related investments

➲ P&L adjusted interest costs c.£125-£135m, incl. £20-£25m of hyperinflation

➲ Estimated Adjusted Effective Tax Rate: 25-26%

➲ Share of Profits from Associates: £8m

➲ Impact of FX within range of +£15m to £25m[2]

➲ Intangibles amortisation: £155-£165m

Cash Flow

➲ Overall exceptional items: c.£135-£150m[3]

➲ Working Capital: c.$40m including termite provision payments but excluding exceptional items on the balance sheet as at December 2022

➲ Capex excluding ROU asset lease payments: £235-£245m

➲ Cash interest: c.£150-£160m, reflecting c.75% of interest cost at fixed rates

➲ Cash tax payments: £115-£125m

➲ Anticipated spend on M&A in 2023 of c.£250m

1. Reported as one-off and adjusting items and excluded from Adjusted Operating Profit and Adjusted PBT.
2. Based on maintenance of current FX rates. All technical items are also subject to FX.
3. c.£40-45m of 2022 exceptional items remained in creditors at December 2022. They are included in working capital flows and overall exceptional items as they will flow through working capital, but should not be double counted in overall cash flows.

Medium Term Guidance

As a result of our ongoing operational and strategic plans, combined with the benefits from the acquisition and integration of Terminix, we are increasing our medium term guidance for Organic Revenue Growth from 4.0%–5.0% to at least 5.0%. In FY 25, we expect to deliver a Group Adjusted Operating Margin of greater than 19.0%.

As the impact of accounting adjustments phases out, Free Cash Flow conversion should increase back to at least 90% by FY 25.

As previously guided, we expect leverage to be consistent with BBB rating by the end of FY 24. Net debt to EBITDA is expected to be less than 3x by the end of FY 24 and we remain on plan to deliver net debt to EBITDA of 2.0x to 2.5x in the medium term. The Group is on track for ROIC to exceed WACC by FY 25.

Our progressive dividend policy remains unchanged.

Summary P&L Interest

	Amount	Rate	Fixed/ Floating	2022 AER Cost £m	2022 AER Swap Cost £m	2022 AER Total Cost £m	2023 CER Cost £m	2023 CER Swap Cost £m	2023 CER Total Cost £m
Legacy Bonds									
EUR	400	0.95%	Fixed	3	(3)	–	3	(3)	–
EUR	500	0.88%	Fixed	4	(2)	2	4	(4)	–
EUR	600	0.50%	Fixed	3	(1)	2	3	(3)	–
Amortised Cost			Fixed	1	–	1	1	–	1
Swaps		2.85% (avg)	Fixed	–	15	15		28	28
Total	**1,500**			**11**	**9**	**20**	**11**	**18**	**29**
New Bonds									
EUR	850	3.88%	Fixed	14	(3)	11	28	(14)	14
EUR	600	4.38%	Fixed	12	–	12	22	–	22
GBP	400	5.00%	Fixed	10	–	10	20	–	20
Amortised Cost			Fixed	1	–	1	3	–	3
Swaps		3.53% (avg)	Fixed	–	4	4	–	15	15
Total				**37**	**1**	**38**	**73**	**–**	**74**
Term Loan									
USD	700	4-6%	Float	5	–	5	27-33	–	27-33
Lease Interest			Float		–	10		–	18
Other Interest			Float		–	2		–	4
Total Other						**12**			**22**
Finance Cost						**75**			**152-158**
Interest received						(5)			(3)
Hyper-Inflation						(22)			(20-24)
Finance Income						**(27)**			**(23-27)**
Adjusted Interest						**48**			**125-135**

2022 average FX rate for £/€: 1.1717 and £/$: 1.2421

Stuart Ingall-Tombs
Chief Financial Officer

16 March 2023

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 31 December

	Notes	2022 £m	2021 £m	2020 £m
Revenue	A1	**3,714**	2,957	2,803
Operating expenses	A7	**(3,373)**	(2,610)	(2,509)
Net impairment losses on financial assets		**(24)**	–	–
Operating profit	A1	**317**	347	294
Finance income	C9	**49**	4	6
Finance cost	C8	**(79)**	(34)	(78)
Share of profit from associates net of tax	B6	**9**	8	8
Profit before income tax		**296**	325	230
Income tax expense[1]	A12	**(64)**	(62)	(44)
Profit for the year		**232**	263	186
Profit for the year attributable to:				
Equity holders of the Company		**232**	263	186
Non-controlling interests		**–**	–	–
Other comprehensive income:				
Items that are not reclassified subsequently to the income statement:				
Remeasurement of net defined benefit liability	A10	**2**	1	(13)
Items that may be reclassified subsequently to the income statement:				
Net exchange adjustments offset in reserves		**(232)**	(18)	(35)
Net (loss)/gain on net investment hedge		**(68)**	15	(17)
Cost of hedging		**(2)**	(1)	(1)
Effective portion of changes in fair value of cash flow hedge		**(6)**	13	(5)
Tax related to items taken to other comprehensive income	A14	**11**	2	4
Other comprehensive income for the year		**(295)**	12	(67)
Total comprehensive income for the year		**(63)**	275	119
Total comprehensive income for the year attributable to:				
Equity holders of the Company		**(63)**	275	119
Non-controlling interests		**–**	–	–
Earnings per share attributable to the Company's equity holders:				
Basic	A2	**11.57p**	14.16p	10.03p
Diluted	A2	**11.51p**	14.10p	9.98p

All profit is from continuing operations.

1.   Taxation includes £58m (2021: £50m; 2020: £40m) in respect of overseas taxation.

Consolidated Balance Sheet
At 31 December

	Notes	2022 £m	2021 £m
Assets			
Non-current assets			
Intangible assets	B2	7,319	2,164
Property, plant and equipment	B3	495	398
Right-of-use assets	B4	454	228
Investments in associated undertakings	B6	53	30
Other investments	C4	23	–
Deferred tax assets	A14	43	42
Contract costs	A1	182	75
Retirement benefit assets	A10	3	19
Trade and other receivables	A3	90	14
Derivative financial instruments	C5	21	10
		8,683	2,980
Current assets			
Other investments	C4	1	2
Inventories	A4	200	136
Trade and other receivables	A3	832	527
Current tax assets		36	9
Derivative financial instruments	C5	–	2
Cash and cash equivalents	C3	2,170	668
		3,239	1,344
Liabilities			
Current liabilities			
Trade and other payables	A5	(1,162)	(764)
Current tax liabilities		(60)	(61)
Provisions for liabilities and charges	A6	(133)	(27)
Bank and other short-term borrowings	C2	(1,355)	(459)
Lease liabilities	B4	(135)	(78)
Derivative financial instruments	C5	–	(1)
		(2,845)	(1,390)
Net current assets/(liabilities)		394	(46)
Non-current liabilities			
Other payables	A5	(81)	(72)
Bank and other long-term borrowings	C2	(3,574)	(1,256)
Lease liabilities	B4	(332)	(139)
Deferred tax liabilities	A14	(511)	(108)
Retirement benefit obligations	A10	(30)	(27)
Provisions for liabilities and charges	A6	(359)	(34)
Derivative financial instruments	C5	(92)	(34)
		(4,979)	(1,670)
Net assets		4,098	1,264
Equity			
Capital and reserves attributable to the Company's equity holders			
Share capital	D2	25	19
Share premium		9	7
Other reserves		763	(1,927)
Retained earnings		3,302	3,166
		4,099	1,265
Non-controlling interests		(1)	(1)
Total equity		4,098	1,264

The Financial Statements on pages 144 to 196 were approved by the Board of Directors and were signed on its behalf by Andy Ransom and Stuart Ingall-Tombs on 16 March 2023.

Andy Ransom
Chief Executive

Stuart Ingall-Tombs
Chief Financial Officer

Consolidated Statement of Changes in Equity
For the year ended 31 December

	Attributable to equity holders of the Company				Non-controlling interests £m	Total equity £m
	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m		
At 1 January 2020	18	7	(1,868)	2,844	1	1,002
Profit for the year	–	–	–	186	–	186
Other comprehensive income:						
Net exchange adjustments offset in reserves	–	–	(35)	–	–	(35)
Net loss on net investment hedge	–	–	(17)	–	–	(17)
Net loss on cash flow hedge[1]	–	–	(5)	–	–	(5)
Cost of hedging	–	–	(1)	–	–	(1)
Remeasurement of net defined benefit liability	–	–	–	(13)	–	(13)
Tax related to items taken directly to other comprehensive income	–	–	–	4	–	4
Total comprehensive income for the year	–	–	(58)	177	–	119
Transactions with owners:						
Cost of equity-settled share-based payment plans	–	–	–	6	–	6
Tax related to items taken directly to equity	–	–	–	3	–	3
Movement in the carrying value of put options	–	–	–	1	–	1
At 31 December 2020	18	7	(1,926)	3,031	1	1,131
Profit for the year	–	–	–	263	–	263
Other comprehensive income:						
Net exchange adjustments offset in reserves	–	–	(18)	–	–	(18)
Net gain on net investment hedge	–	–	15	–	–	15
Net gain on cash flow hedge[1]	–	–	13	–	–	13
Cost of hedging	–	–	(1)	–	–	(1)
Remeasurement of net defined benefit liability	–	–	–	1	–	1
Transfer between reserves	–	–	(10)	10	–	–
Tax related to items taken directly to other comprehensive income	–	–	–	2	–	2
Total comprehensive income for the year	–	–	(1)	276	–	275
Transactions with owners:						
Shares issued in the year	1	–	–	(1)	–	–
Acquisition of non-controlling interests	–	–	–	(8)	(2)	(10)
Dividends paid to equity shareholders	–	–	–	(139)	–	(139)
Cost of equity-settled share-based payment plans	–	–	–	10	–	10
Tax related to items taken directly to equity	–	–	–	5	–	5
Movement in the carrying value of put options	–	–	–	(8)	–	(8)
At 31 December 2021	**19**	**7**	**(1,927)**	**3,166**	**(1)**	**1,264**
Profit for the year	–	–	–	232	–	232
Other comprehensive income:						
Net exchange adjustments offset in reserves	–	–	(232)	–	–	(232)
Net loss on net investment hedge	–	–	(68)	–	–	(68)
Net loss on cash flow hedge[1]	–	–	(6)	–	–	(6)
Cost of hedging	–	–	(2)	–	–	(2)
Remeasurement of net defined benefit liability	–	–	–	2	–	2
Tax related to items taken directly to other comprehensive income	–	–	–	11	–	11
Total comprehensive income for the year	–	–	(308)	245	–	(63)
Transactions with owners:						
Shares issued in the year	6	–	–	–	–	6
Merger relief on acquisition of Terminix Global Holdings, Inc.	–	–	3,014	–	–	3,014
Gain on stock options	–	2	–	–	–	2
Cost of issuing new shares	–	–	(16)	–	–	(16)
Dividends paid to equity shareholders	–	–	–	(122)	–	(122)
Cost of equity-settled share-based payment plans	–	–	–	18	–	18
Tax related to items taken directly to equity	–	–	–	(2)	–	(2)
Movement in the carrying value of put options	–	–	–	(3)	–	(3)
At 31 December 2022	**25**	**9**	**763**	**3,302**	**(1)**	**4,098**

1. £6m net loss (2021: £13m net gain; 2020: £5m net loss) on cash flow hedge includes £137m gain (2021: £15m loss; 2020: £15m gain) from the effective portion of changes in fair value offset by reclassification to the cost of acquisition of £118m gain (2021: £nil; 2020: £nil) and reclassification to the income statement of £25m gain (2021: £28m loss; 2020: £20m gain) due to changes in foreign exchange rates.

Shares of £nil (2021: £nil; 2020: £nil) have been netted against retained earnings. This represents 19.6m (2021: 9.4m; 2020: 7.7m) shares held by the Rentokil Initial Employee Share Trust, which is not consolidated. The market value of these shares at 31 December 2022 was £100m (2021: £55m; 2020: £39m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Consolidated Statement of Changes in Equity
For the year ended 31 December
continued

Analysis of other reserves

	Capital reduction reserve £m	Merger relief reserve £m	Legal reserve £m	Cash flow hedge reserve £m	Translation reserve £m	Cost of hedging £m	Total £m
At 1 January 2020	(1,723)	–	10	1	(156)	–	(1,868)
Net exchange adjustments offset in reserves	–	–	–	–	(35)	–	(35)
Net loss on net investment hedge	–	–	–	–	(17)	–	(17)
Net loss on cash flow hedge[1]	–	–	–	(5)	–	–	(5)
Cost of hedging	–	–	–	–	–	(1)	(1)
Total comprehensive income for the year	–	–	–	(5)	(52)	(1)	(58)
At 31 December 2020	(1,723)	–	10	(4)	(208)	(1)	(1,926)
Net exchange adjustments offset in reserves	–	–	–	–	(18)	–	(18)
Net gain on net investment hedge	–	–	–	–	15	–	15
Net gain on cash flow hedge[1]	–	–	–	13	–	–	13
Transfer between reserves	–	–	(10)	–	–	–	(10)
Cost of hedging	–	–	–	–	–	(1)	(1)
Total comprehensive income for the year	–	–	(10)	13	(3)	(1)	(1)
At 31 December 2021	**(1,723)**	**–**	**–**	**9**	**(211)**	**(2)**	**(1,927)**
Net exchange adjustments offset in reserves	–	–	–	–	(232)	–	(232)
Net loss on net investment hedge	–	–	–	–	(68)	–	(68)
Net loss on cash flow hedge[1]	–	–	–	(6)	–	–	(6)
Cost of hedging	–	–	–	–	–	(2)	(2)
Total comprehensive income for the year	–		–	(6)	(300)	(2)	(308)
Transactions with owners:							
Merger relief on acquisition of Terminix Global Holdings, Inc.	–	3,014	–	–	–	–	3,014
Cost of issuing new shares	–	(16)	–	–	–	–	(16)
At 31 December 2022	**(1,723)**	**2,998**	**–**	**3**	**(511)**	**(4)**	**763**

1. £6m net loss (2021: £13m net gain; 2020: £5m net loss) on cash flow hedge includes £137m gain (2021: £15m loss; 2020: £15m gain) from the effective portion of changes in fair value offset by reclassification to the cost of acquisition of £118m gain (2021: £nil; 2020: £nil) and reclassification to the income statement of £25m gain (2021: £28m loss; 2020: £20m gain) due to changes in foreign exchange rates.

The capital reduction reserve arose in 2005 as a result of the scheme of arrangement of Rentokil Initial 1927 plc, under section 425 of the Companies Act 1985, to introduce a new holding company, Rentokil Initial plc, and the subsequent reduction in capital approved by the High Court whereby the nominal value of each ordinary share was reduced from 100p to 1p.

The legal reserve represents amounts set aside in compliance with local laws in certain countries in which the Group operates. An assessment of this reserve was completed during 2021 and determined that these amounts are no longer required to be set aside. £nil (2021: £10m, 2020: £nil) has been transferred back to the retained earnings reserve.

The excess of the fair value of shares issued to fund the acquisition of Terminix over their par value gave rise to a new reserve called a Merger Relief Reserve. Under section 612 of the Companies Act 2006, merger relief is available if certain circumstances are met when a business is acquired by issuing shares to replace already issued shares. This reserve is unrealised (and therefore not distributable), but it may become realised at a later date, for example on disposal of the investment to which it relates or on impairment of that investment (which may occur after payment of a dividend by the investment).

Consolidated Cash Flow Statement

For the year ended 31 December

	Notes	2022 £m	2021 £m	2020 £m
Cash flows from operating activities				
Cash generated from operating activities	C10	**716**	669	653
Interest received		**13**	5	8
Interest paid[1]		**(52)**	(42)	(49)
Income tax paid	A13	**(77)**	(69)	(64)
Net cash flows from operating activities		**600**	563	548
Cash flows from investing activities				
Purchase of property, plant and equipment		**(153)**	(128)	(130)
Purchase of intangible fixed assets		**(37)**	(32)	(23)
Proceeds from sale of property, plant and equipment		**5**	7	6
Acquisition of companies and businesses, net of cash acquired	B1	**(1,018)**	(463)	(194)
Disposal of companies and businesses		**1**	–	2
Dividends received from associates	B6	**4**	4	12
Net change to cash flow from investment in term deposits		**1**	171	(170)
Net cash flows from investing activities		**(1,197)**	(441)	(497)
Cash flows from financing activities				
Dividends paid to equity shareholders	D1	**(122)**	(139)	–
Acquisition of shares from non-controlling interest		**–**	(9)	–
Capital element of lease payments		**(104)**	(88)	(85)
Cost of issuing new shares		**(16)**	–	–
Cash inflow/(outflow) on settlement of debt-related foreign exchange forward contracts		**26**	(19)	(24)
Proceeds from new debt		**2,383**	5	1,690
Debt repayments		**(844)**	(167)	(1,352)
Net cash flows from financing activities		**1,323**	(417)	229
Net increase/(decrease) in cash and cash equivalents		**726**	(295)	280
Cash and cash equivalents at beginning of year		**242**	551	274
Exchange losses on cash and cash equivalents		**(89)**	(14)	(3)
Cash and cash equivalents at end of the financial year	C3	**879**	242	551

1. Interest paid includes the interest element of lease payments of £10m (2021: £6m; 2020: £7m).

Notes to the Financial Statements

General accounting policies

Basis of preparation
The Consolidated Financial Statements have been prepared in accordance with UK-adopted International Accounting Standards (IAS) and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The Consolidated Financial Statements also comply fully with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The Consolidated Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments). Certain financial and equity instruments have been measured at fair value.

The Group uses a number of non-GAAP measures to present the financial performance of the business which are not defined under International Financial Reporting Standards (IFRS). An explanation of these Alternative Performance Measures (APMs), along with reconciliation to the nearest equivalent IFRS measure, can be found in the relevant notes to the financial statements.

Climate change
The Group has updated its detailed review of expected climate change impacts on the business and its assets and liabilities to establish any adjustments required and what reporting is necessary in its Financial Statements for 2022 under a 1.5–2.0 degree pathway.

This process has been completed to ensure material accuracy of the financial reporting and that disclosure of relevant information complies with the requirements of IAS 1.

The process has involved a detailed review of material revenue segments, all balance sheet line items and each element of the Group's commitment to reach net zero by 2040, to identify if any of these items is expected to be materially impacted in a negative or positive way by weather, legislative, societal or revenue/cost changes. The conclusions of this process have been reviewed and agreed by the Audit Committee on 8 December 2022.

The conclusion of the review was that, while there will undoubtedly be impacts on the Group, the highly disaggregated nature of the operations of the Group significantly reduces the risk profile to impacts from weather-related changes. The changes necessary to achieve net zero will not have a materially adverse impact on the cash flows of the Group and indeed, warmer climates may present some opportunities. Societal and legislative impacts are not considered to have a material impact on any one segment such that we need to break out reporting in a different way to previous years. Judgements are not considered to be significant, although clearly understanding of climate change is developing with time. The area with the most judgement is goodwill impairment testing and a description is given in Note B2 of the incremental processes undertaken to assess the climate change impact on the valuations. Management review has concluded that there is no material impact and that no further disclosure is required.

Going concern
The Directors have prepared Board-approved cash flow forecasts that demonstrate that the Group has sufficient liquidity to meet its obligations as they fall due for the period of at least 12 months from the date of approval of these Financial Statements.

Additionally, the Directors have assessed severe but plausible downside scenarios. The downside scenarios include a revenue decline of 20% against base budget for six months or for 12 months, and a one off 'shock' in the form of a cash loss of £200m. All of these scenarios are considerably worse than the actual impact of the COVID-19 pandemic in 2020. Were the Group to need to access additional funds it would be able to manage cash outflows through cost savings, adjusting the level of M&A activity and/or dividends paid, which are all within the Group's control.

The Directors have therefore concluded that the Group will have sufficient liquidity to continue to meet its liabilities as they fall due for this period and therefore have prepared the Financial Statements on a going concern basis.

Consolidation
(a) Subsidiaries
Subsidiaries are entities controlled by the Group. The Group controls an entity when it (i) has power over the entity; (ii) is exposed or has rights to variable returns from its involvement with the entity; and (iii) has the ability to affect those returns through its power over the entity. The Group reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of these three elements of control.

The Financial Statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Inter-company transactions, balances, and gains and losses on transactions between Group companies are eliminated on consolidation. When less than 100% of the issued share capital of a subsidiary is acquired, and the acquisition includes an option to purchase the remaining share capital of the subsidiary, the anticipated acquisition method is applied where judged appropriate to do so. The judgement is based on the risks and rewards associated with the option to purchase, meaning that no non-controlling interest is recognised. A liability is carried on the balance sheet equal to the fair value of the option to purchase. This is revised to the fair value at each reporting date with differences being recorded in equity.

Where the Group ceases to have control of a subsidiary, the assets and liabilities are derecognised along with any related non-controlling interest and other components of equity. Any resulting gain or loss is recognised in the income statement. Any interest retained in the former subsidiary is measured at fair value when control ceases. Changes in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests, which may cause the non-controlling interests to have a deficit balance. Consideration in excess of net identifiable assets acquired in respect of non-controlling interests in existing subsidiary undertakings is taken directly to equity.

(b) Associates
Associates are those entities in which the Group has significant influence over the financial and operating policies, but not control. Significant influence is usually presumed to exist when the Group holds between 20% and 50% of the voting power of another entity.

Associates are accounted for using the equity method and are initially recognised at cost. The Group's investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The Consolidated Financial Statements include the Group's share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an equity accounted investee, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an investee.

Gains and losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates.

Notes to the Financial Statements
continued

Foreign currency translation

(a) Functional and presentation currency
Items included in the Financial Statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Consolidated Financial Statements are presented in sterling, which is the functional currency of Rentokil Initial plc.

(b) Group companies
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;
(ii) income and expenses for each income statement are translated at average exchange rates; and
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments or deemed to be quasi-equity, are taken to other comprehensive income. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

(c) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, or from the translation of monetary assets and liabilities denominated in foreign currencies at reporting period end exchange rates, are recognised under the appropriate heading in the income statement; except when deferred in equity as qualifying net investment hedges or where certain intra-group loans are determined to be quasi-equity (normally not expected to be repaid).

(d) Financial reporting in hyperinflationary economies
With effect from 1 May 2022 the Group purchased Ecotec Interocéanica S.A., a company which has operations in Argentina and uses the Argentine peso as its functional currency. The Argentinian economy was designated as hyperinflationary from July 2018. As a result, application of IAS 29 Financial Reporting in Hyperinflationary Economies has been applied for the Argentinian subsidiary, from the date of acquisition.

During 2022, Turkey, a country in which the Group has operated for many years, was designated as hyperinflationary. The Group also has operations in Lebanon which remains hyperinflationary.

The IAS 29 rules are applied as follows:

(i) adjustment of the income statement at the end of the reporting period using the change in general price index;
(ii) adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date; and
(iii) adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

Consumer Price Indices have been used for the relevant hyperinflationary adjustments. The indices used for these adjustments are as follows:

Country	Index at 1 January 2022	Index at 31 December 2022
Argentina	716.94[1]	1,134.59
Lebanon	921.40	2,045.46
Turkey	686.95	1,128.45

1. Index from effective date of 1 May 2022.

Financial instruments
Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument, and derecognised when it ceases to be a party to such provisions. Note C5 on page 182 of these notes discusses accounting for financial instruments.

Financial assets
The Group classifies its financial assets depending on the purpose for which the financial assets were acquired. At initial recognition the Group carries out a solely payment of principal and interest (SPPI) test and a business model test to establish the classification and measurement of its financial assets. Financial assets are classified in the following categories:

(a) Amortised cost
Financial assets under this classification are non-derivative financial assets held to collect the contractual cash flows until maturity and the cash flows are SPPI. Assets measured at amortised cost include trade and other receivables, cash and cash equivalents (excluding money market funds which are classified as fair value through profit and loss) and other investments.

(b) Fair value through other comprehensive income (FVTOCI)
These are non-derivative financial assets which can be for sale with cash flows that are SPPI. These assets are measured at fair value and changes to market values are recognised in other comprehensive income. The Group has no assets classified under this category.

(c) Fair value through profit and loss (FVTPL)
Financial assets under this classification are assets that cannot be classified in any of the other categories. These assets are measured at fair value and changes to market values are recognised in profit and loss.

Financial liabilities
All financial liabilities are stated at amortised cost using the effective interest rate method except for derivatives, which are classified as held for trading (except where they qualify for hedge accounting) and are held at fair value.

Financial liabilities held at amortised cost include trade payables, deferred consideration and borrowings.

Sources of estimation uncertainty and significant accounting judgements
The use of estimates, assumptions and judgements in the application of the Group's accounting policies is explained below, with major sources of estimation uncertainty and significant judgements separately identified.

Assumptions and estimation uncertainties
The Group makes estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and revisions to estimates are recognised prospectively. Sensitivities to the estimates and assumptions are provided, where relevant, in the notes to the Financial Statements.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below (please refer to the relevant notes for further detail):

(a) Termite damage claim provisions
With the acquisition of Terminix in October 2022, the Group assumed a liability for termite damage claims, based on customers existing at the acquisition date, for which a provision has been estimated. The liability arises where termite prevention treatments have been ineffective, resulting in damage to property. The assumptions used to estimate the historical termite damage claim provisions are based on an assessment of the volume and value of future claims (based on historical information), customer churn rate and discount rates. An additional provision is recognised for all new customers after the acquisition date upon commencement of the contract, based on the

estimated average claim cost per customer over the lifetime of the contract. The trend of volume and value of claims will be monitored and reviewed over time and as such the value of the provisions are also likely to change. Sensitivity analysis is provided in Note A6.

(b) Provisions for uncertain tax positions
The Group holds significant provisions for uncertain tax positions on the basis of amounts expected to be paid to the tax authorities. The Group's current tax liabilities reflect management's best estimate of the future amounts of corporation tax that will be settled. However the actual outcome could be significantly different to the estimate made, as the ultimate tax liability cannot be known until a resolution has been reached with the relevant tax authority, or the issue becomes time barred. Note A13 discusses in detail why the provisions are taken and explains the estimation uncertainty; however management considers it to be impracticable to disclose the extent of the possible effects of assumptions made.

Significant accounting judgements
Judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the Financial Statements are discussed below:

(a) Useful economic life of brands
The Terminix US brand, acquired in October 2022, has been assessed as having an indefinite useful life. Prior to this acquisition all brands were considered by management to have finite useful lives. Indefinite-lived assets do not get amortised and therefore if management had judged that the Terminix brand had a finite life then there would be a significant amortisation expense recognised annually in the income statement. The Terminix brand has been valued at £1,292m, which based on a typical 15-year life would result in a £86m annual amortisation charge.

Other accounting estimates
The Consolidated Financial Statements include other areas of accounting estimates that do not meet the definition under IAS 1 of significant accounting estimates or accounting judgements. The recognition and measurement of certain material assets and liabilities are based on assumptions and/or are subject to longer-term uncertainties as follows:

(a) Impairment of goodwill and other assets
The annual review for potential impairment of goodwill and other indefinite-lived intangible assets is primarily based on a value-in-use model. This model uses discounted cash flows to assess whether the goodwill carrying value can be supported or whether impairment is required. The model uses the following assumptions about the future:

→ Revenue growth rate
→ Operating profit margin
→ Discount rate
→ Long-term growth rate (inflation)

If the actual outcome is different to the estimated performance, or there is an unfavourable movement in the timing or amount of any of the assumptions used, this could lead to a material adjustment to the carrying amount of the asset within the next financial year. Note B2 explains the impairment review process undertaken in the year.

(b) Self-insurance provisions
The Group self-insurance provision increased significantly through the acquisition of Terminix in October 2022. Self-insurance provisions are valued annually by external actuaries. Although the carrying value of the provision is significant, it is not expected that there would be any change to assumptions that would cause a significant adjustment to the carrying value in the next financial year and any impact would be expected to crystallise over the long term. Self-insurance provisions are disclosed in Note A6.

(c) Put options
In 2017, the Group acquired 57% of the share capital in PCI India. The remaining 43% is subject to put options where the seller may require the Group to purchase the remaining shares in stages over a fixed term between 2023 and 2027. The Group recognised a put option liability for the anticipated acquisition of these shares in contingent consideration, and any movements in the carrying value are

recognised through equity. The put options are valued at £45m, but any changes to the assumptions would not have a material effect on this valuation. Put option liabilities are disclosed in Note A5.

Standards, amendments and interpretations to published standards that are mandatorily effective for the current year
Except as described below, the accounting policies applied in these Financial Statements are the same as those applied in the Group's Consolidated Financial Statements for the year ended 31 December 2021.

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from 1 January 2022:

→ amendments to IAS 16 Property, Plant and Equipment;
→ amendments to IFRS 3 Reference to the Conceptual Framework;
→ amendments to IAS 37 Onerous Contracts; and
→ annual improvements to IFRS Standards 2018–2020.

The application of these amendments has had no material impact on the disclosures of the amounts recognised in the Group's Consolidated Financial Statements. Consequently, no adjustment has been made to the comparative financial information at 31 December 2021.

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2022 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Notes to the Financial Statements
continued

A. Operating

A1. Revenue recognition and operating segments

Revenue recognition

Revenue represents the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled. All revenue is considered revenue from contracts with customers as defined by IFRS 15, including job work and sales of goods. Under IFRS 15, revenue is recognised when a customer obtains control of goods or services in line with identifiable performance obligations. In the majority of cases the Group considers that the contracts it enters into are contracts for bundled services which are accounted for as a single performance obligation. Accordingly the majority of revenue across the Group is recognised on an output basis evenly over the course of the contract because the customer simultaneously receives and consumes the benefits provided by the Group's performance as it performs. Job work is short-term contract revenue whereby the period of service is typically less than one month in duration. The performance obligations linked to this revenue type are individual to each job due to their nature, with revenue being recognised at a point in time on completion. Where consumables are supplied separately from the service contract, revenue is recognised at the point the goods transfer.

The transaction price reported for all contracts is the price agreed in the contract and there are no material elements of variable consideration, financing component or non-cash consideration. The Group applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations because the Group has a right to consideration from customers in an amount that corresponds directly with the value to the customer of the performance obligations completed to date.

Disaggregation of revenue into region, category and major type of revenue stream is shown below under segmental reporting.

Performance obligations

Revenue recognised over time – contract service revenue

These are mainly full-service contracts, inclusive of equipment, maintenance and consumables as required. The inclusive service is treated as a single performance obligation.

➤ **Pest Control:** the Group offers a range of services with the most common being general pest maintenance contracts. Under this type of contract the Group promises to provide a pest control service for the duration of the contract. In order to fulfil this promise, equipment is supplied (such as bait boxes) and a technician maintains and monitors the equipment at a set number of visits per year, plus any additional call-outs as required; so there is a stand-ready element to the service as well as an ongoing service. The Group considers that this type of contract is a bundled service as the goods and services are not distinct in the context of the contract; equipment is not supplied without the service.

The Group offers certain termite contracts across a limited number of countries (including North America) where there is a single performance obligation. In these contracts revenue is recognised as the performance obligation is satisfied, which is generally over a short time period of a few days. These contracts include assurance warranties that last for a period of 12 months from the date of service, but the warranty is not considered to be a performance obligation under IFRS 15. These contracts are annual contracts and are therefore recognised as contract service revenue. Some smaller acquired businesses have legacy termite contract terms that do offer service warranties, resulting in a spread of revenues over the contractual year. All new customer contracts for termite treatments have been aligned across North America for all brands from January 2023 resulting in a singular accounting treatment going forward.

➤ **Hygiene & Wellbeing:** the Group offers a similar type of service to Pest Control, providing washroom equipment, consumables and a technician to service the washroom. This type of contract will include a set number of visits. Dispensers are replenished by the technician. Management considers that the supply of goods and services are not distinct in the context of the contract. Dispensers and other equipment would not be supplied without providing the full service; the equipment is controlled by the Group and ownership does not transfer to the customer. Also included are contracts relating to interior landscaping, specifically the supply and maintenance of interior plants. Maintenance is only offered for plants that were supplied by the Group and therefore the services are not distinct in the context of the contract. The assets are positioned and situated by our technicians and the customer is not permitted to relocate them. At the end of the contract any assets on the customer's site are recovered.

➤ **France Workwear:** the main type of contract is for supply and laundering of garments for commercial organisations. Supply and laundry are not offered separately, therefore management considers the services not to be distinct in the context of the contract. The service is treated as a bundle and a single performance obligation. Any equipment remains under ownership and control of the Group.

Revenue recognised at a point in time – job work

These services are short term in nature and only an immaterial amount would straddle an accounting period end. There is usually only one performance obligation with revenue recognised at the point of completion of the work.

➤ **Pest Control:** an example of this type of revenue in the Pest Control category is bird-proofing which is a one-off installation that, depending on the size of the site, may take between a few days and several weeks to complete. There is a single performance obligation (to install bird-proofing) and the customer is billed, and revenue recognised, at the end of the job.

➤ **Hygiene & Wellbeing:** this type of revenue is generated, for example, by our Specialist Hygiene team which performs specialist cleaning services such as graffiti removal, deep cleaning of kitchens and washrooms, trauma cleaning, flood or fire damage cleaning, and specialist deep cleaning services. These are usually short-term jobs (less than one week) and usually there is a single performance obligation with revenue recognised on completion of the job.

Revenue recognised at a point in time – sale of goods

Sale of products and consumables relates mainly to the pest distribution businesses which sell pest control products to retailers and the pest control industry. In the Hygiene & Wellbeing business there are some sales of consumables to customers. In all cases, revenue is recognised at the point in time that ownership transfers to the customer.

The Group does not consider that any judgements were made that would have a significant impact on the amount or timing of revenue recognised. The contracts in the business where revenue is recognised over time are repetitive and are based on short cycles that repeat many times per year. Therefore, if revenue had been considered to be recognised at a point in time rather than over time, the in-year impact would be immaterial.

The Group makes a charge against revenue for credit notes not yet issued at the balance sheet date. Due to prolonged government lockdowns in the year ended 31 December 2020 where customer sites could not be accessed, the charge for credit notes related to the UK (which makes up a significant part of the Group credit note charge) increased significantly. This charge was estimated using data on incomplete service visits and credit notes already issued in the year. The range of estimation uncertainty affecting the reported UK & Ireland revenue of £288m was estimated to be between £(1)m and £5m. As the pandemic subsided during 2021 and lockdowns in the UK were lifted, the estimate of the level of credit notes required became more certain, which affected the amount of revenue recognised in 2021. By the end of 2022 credit note provisions had no material impact on revenue recognised.

Contract costs
Contract costs are mainly incremental costs of obtaining contracts (primarily sales commissions directly related to contracts obtained), and to a lesser extent costs to fulfil contracts which are not within the scope of other standards (mainly incremental costs of putting resources in place to fulfil contracts).

It is anticipated that these costs are recoverable over the life of the contract to which they relate. Accordingly, the Group capitalises them as contract costs and amortises them over the expected life of the contracts. Management takes a portfolio approach to recognising contract costs, and the expected length of contracts across the Group and associated amortisation periods are between three and seven years.

The contract costs recognised in the balance sheet at the period end amounted to £182m (2021: £75m; 2020: £68m). The amount of amortisation recognised in the period was £39m (2021: £30m; 2020: £28m) and impairment losses were £nil (2021: £nil; 2020: £nil).

Applying the practical expedient in paragraph 94 of IFRS 15, the Group recognises the incremental costs of obtaining contracts as an expense when incurred if the amortisation period of the assets that the Group otherwise would have recognised is one year or less.

Contract liabilities
Contract liabilities relate to advance consideration received from customers where the performance obligations have yet to be satisfied. All opening balances have subsequently been satisfied in the year. In most business categories where revenue is recognised over time, customers are invoiced in advance or simultaneously with performance obligations being satisfied.

Segment reporting
Segmental information has been presented in accordance with IFRS 8 Operating Segments on page 154. The Group's operating segments are regions and this reflects the internal management reporting structures and the way information is reviewed by the chief operating decision maker (the Chief Executive). Each region is headed by a Regional Managing Director who reports directly to the Chief Executive and is a member of the Group's Executive Leadership Team responsible for the review of Group performance. The businesses within each operating segment operate in a number of different countries and sell services across three business segments.

Up to the end of 2021 the Group operated three business segments: Pest Control, Hygiene and Protect & Enhance. In response to the rising importance of hygiene and wellbeing services, Rentokil Initial reorganised its business segments, primarily expanding the former Hygiene segment to become Hygiene & Wellbeing and allocating the businesses in its former Protect & Enhance segment, effective from 1 January 2022. The Protect & Enhance segment had included five businesses: Ambius, Property Care, Dental Services, Cleanroom Services and Workwear (France). The Ambius, Dental Services and Cleanroom Services businesses have been added to the enlarged segment, now called Hygiene & Wellbeing, the Property Care business has been added to the Pest Control segment, and Workwear (France) has been left as a standalone segment. At the same time, changes were made to the regional structure, designed to provide clearer geographic links and align growth strategies, as follows:

➜ North America: Puerto Rico joined the Latin America (LATAM) region
➜ Europe: Includes Nordics (Norway, Sweden, Finland, Denmark and Poland), previously in UK & Rest of World region. Also continues to include LATAM[1] which has been expanded to include Caribbean (formerly in UK & Rest of World) and Puerto Rico (formerly in North America)
➜ UK & Sub-Saharan Africa: No change to UK, Ireland & Baltics. Sub-Saharan Africa remained in this region. Other Rest of World countries (MENAT and Caribbean) moved to other regions
➜ Asia & MENAT: Enlarged region includes Asia and MENAT countries
➜ Pacific: No change

1. The LATAM region is combined with Europe. It is the Group's smallest region and not considered reportable under the quantitative thresholds in IFRS 8. It is combined with Europe as it historically reported through this region, it is similar in nature to the Europe businesses and has language and cultural alignment.

The financial information presented has been restated to reflect these changes.

Disaggregated revenue under IFRS 15 is the same as the segmental analysis below. Restructuring costs and central and regional costs are presented at a Group level as they are not targeted or managed at reportable segment level. The basis of presentation is consistent with the information reviewed by internal management.

Adjusted profit measures
Adjusted profit measures are used to give management and other users of the accounts a clear understanding of the underlying profitability of the business over time. Adjusted profit measures are calculated by adding the following items back to the equivalent GAAP profit measure:

➜ amortisation and impairment of intangible assets (excluding computer software);
➜ one-off and adjusting items; and
➜ net interest adjustments.

Intangible assets (such as customer lists and brands) are recognised on acquisition of businesses which, by their nature, can vary by size and amount each year. Capitalisation of innovation-related development costs will also vary from year to year. As a result, amortisation of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and categories (see table on page 157).

One-off and adjusting items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses, gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy property-related provisions (environmental liabilities), and payments or receipts as a result of legal disputes. An analysis of one-off and adjusting items is set out on page 156.

Net interest adjustments are other non-cash or one-off accounting gains and losses that can cause material fluctuations and distort understanding of the performance of the business, such as net interest on pension schemes and interest fair value adjustments. These adjustments are made to aid year-on-year comparability (see Note C9 on page 186).

Notes to the Financial Statements
continued

Revenue and Profit

	Revenue 2022 £m	Revenue[1] 2021 £m	Revenue[1] 2020 £m	Operating profit 2022 £m	Operating profit[1] 2021 £m	Operating profit[1] 2020 £m
North America[2]						
Pest Control	**1,746**	1,149	979	**297**	187	131
Hygiene & Wellbeing	**103**	142	218	**18**	29	78
	1,849	1,291	1,197	**315**	216	209
Europe (incl. LATAM)						
Pest Control	**427**	350	324	**103**	92	75
Hygiene & Wellbeing	**322**	316	330	**53**	54	59
France Workwear	**192**	166	173	**31**	17	19
	941	832	827	**187**	163	153
UK & Sub-Saharan Africa						
Pest Control	**187**	176	163	**48**	46	37
Hygiene & Wellbeing	**183**	183	164	**48**	49	22
	370	359	327	**96**	95	59
Asia & MENAT						
Pest Control	**231**	187	171	**34**	25	20
Hygiene & Wellbeing	**90**	84	92	**11**	11	16
	321	271	263	**45**	36	36
Pacific						
Pest Control	**104**	90	81	**16**	14	15
Hygiene & Wellbeing	**123**	107	97	**32**	25	20
	227	197	178	**48**	39	35
Central and regional overheads	**6**	7	11	**(108)**	(97)	(95)
Restructuring costs	**–**	–	–	**(12)**	(10)	(13)
Revenue and Adjusted Operating Profit	**3,714**	2,957	2,803	**571**	442	384
Adjusted Operating Profit Margin				**15.4%**	14.9%	13.7%
One-off and adjusting items				**(136)**	(21)	(8)
Amortisation and impairment of intangible assets[3]				**(118)**	(74)	(82)
Operating Profit				**317**	347	294
Operating Profit Margin				**8.5%**	11.7%	10.5%
Share of profit from associates (net of tax)				**9**	8	8
Net adjusted interest payable				**(48)**	(34)	(37)
Net interest adjustments				**18**	4	(35)
Profit Before Tax				**296**	325	230
Net interest adjustments				**(18)**	(4)	35
One-off and adjusting items				**136**	21	8
Amortisation and impairment of intangible assets[3]				**118**	74	82
Adjusted Profit Before Tax				**532**	416	355

1. During 2022, internal management reporting structures changed and revenue and profit have been represented for 2020 and 2021 under the new structure.
2. During 2022 there were impairment losses recognised in North America of £17m (2021: £nil; 2020: £nil) related to ROU assets and £8m (2021: £nil; 2020: £nil) related to property, plant and equipment.
3. Excluding computer software.

Revenue and operating profit relate to the main groups of business segment and activity: Pest Control, Hygiene & Wellbeing and France Workwear. Central and regional overheads represent corporate expenses that are not directly attributable to any reportable segment. Business segment revenue and operating profit are shown in the table below:

	Revenue 2022 £m	Revenue 2021 £m	Revenue[1] 2020 £m	Operating profit 2022 £m	Operating profit 2021 £m	Operating profit[1] 2020 £m
Pest Control	**2,695**	1,952	1,718	**498**	364	278
Hygiene & Wellbeing	**821**	832	901	**162**	168	195
France Workwear	**192**	166	173	**31**	17	19
Total business segments	**3,708**	2,950	2,792	**691**	549	492
Central and regional overheads	**6**	7	11	**(108)**	(97)	(95)
Restructuring costs	**–**	–	–	**(12)**	(10)	(13)
Revenue and Adjusted Operating Profit	**3,714**	2,957	2,803	**571**	442	384
One-off and adjusting items				**(136)**	(21)	(8)
Amortisation and impairment of intangible assets[2]				**(118)**	(74)	(82)
Operating Profit				**317**	347	294

1. During 2022, internal management reporting structures changed and revenue and profit have been represented for 2020 and 2021 under the new structure.
2. Excluding computer software.

Organic Revenue measures
Acquisitions are a core part of the Group's growth strategy. Organic Revenue Growth measures are used to help understand the underlying performance of the Group. Organic Revenue Growth represents the growth in revenue excluding the effect of businesses acquired during the year. Acquired businesses are included in organic measures in the year following acquisition, and the comparative period is adjusted to include an estimated full-year performance for growth calculations (pro forma revenue). The Terminix acquisition is treated differently to other acquisitions for Organic Revenue Growth purposes, with the growth in revenue not being excluded. The full pre-acquisition results of the Terminix business are included for the comparative period and Organic Revenue Growth calculated as the growth in revenue compared with the comparative period.

	Organic Revenue Growth excluding disinfection		Organic Revenue Growth including disinfection	
	2022 %	2021 %	2022 %	2021 %
North America	**5.7%**	8.7%	**3.2%**	1.5%
Europe (incl. LATAM)	**9.1%**	4.7%	**6.3%**	1.9%
UK & Sub-Saharan Africa	**4.7%**	12.3%	**2.9%**	9.9%
Asia & MENAT	**11.0%**	5.8%	**6.8%**	4.9%
Pacific	**7.9%**	6.4%	**7.5%**	6.3%
Group	**6.6%**	7.0%	**4.2%**	2.9%
Pest Control	**5.6%**	8.2%	**5.6%**	8.2%
Hygiene & Wellbeing	**9.3%**	7.2%	**(4.0)%**	(5.7)%
France Workwear	**16.6%**	1.5%	**16.6%**	1.5%
Group	**6.6%**	7.0%	**4.2%**	2.9%

Revenue from external customers attributed to the UK amounted to £296m (2021: £292m; 2020: £260m), with overseas countries accounting for the balance of £3,418m (2021: £2,665m; 2020: £2,543m). The only countries accounting for more than 10% of revenue from external customers are the US, totalling £1,786m (2021: £1,240m; 2020: £1,153m), and France, totalling £338m (2021: £306m; 2020: £310m).

The Group is not reliant on turnover from transactions with any single customer and does not receive 10% or more of its turnover from transactions with any single customer.

Segment assets and liabilities are not provided because they are not reported to or reviewed by our chief operating decision-maker.

Notes to the Financial Statements
continued

Revenue and non-current assets for the country of domicile (UK), the United States, France, Australia, India, and Spain (being the largest countries outside the UK) and for all other countries are:

	Revenue 2022 £m	Non-current assets[1] 2022 £m	Revenue 2021 £m	Non-current assets[1] 2021 £m	Revenue 2020 £m	Non-current assets[1] 2020 £m
UK	296	192	292	180	260	176
USA	1,786	7,033	1,240	1,768	1,153	1,550
France	338	268	306	234	310	249
Australia	166	132	149	120	132	114
India	58	83	54	81	49	82
Spain	56	76	46	42	44	41
Other countries	1,014	688	870	454	855	411
Total	**3,714**	**8,472**	2,957	2,879	2,803	2,623

1. Non-current assets include intangible assets, property, plant and equipment, right-of-use assets, contract cost assets and non-current other receivables.

Analysis of revenue by type

	Revenue 2022 £m	Revenue 2021 £m	Revenue 2020 £m
Recognised over time			
Contract service revenue	2,610	2,009	1,878
Recognised at a point in time			
Job work	724	641	651
Sales of goods	380	307	274
Total	**3,714**	2,957	2,803

One-off and adjusting items – operating

	One-off and adjusting items cost/(income) £m	One-off and adjusting items tax impact £m	One-off and adjusting items cash inflow/(outflow) £m
2020			
Acquisition and integration costs	15	(3)	(15)
Pension scheme closure in North America	(7)	2	–
UK pension scheme – return of surplus[1]	–	–	9
Other	–	(1)	4
Total	**8**	**(2)**	**(2)**
2021			
Acquisition and integration costs	13	(1)	(12)
Terminix acquisition costs	6	–	(6)
Other	2	(1)	(9)
Total	**21**	**(2)**	**(27)**
2022			
Acquisition and integration costs	5	(2)	(13)
Fees relating to Terminix acquisition	68	(4)	(38)
Terminix integration costs	62	(14)	(32)
UK pension scheme – return of surplus[1]	–	–	22
Other	1	–	2
Total	**136**	**(20)**	**(59)**

1. More information about the UK pension scheme buy-out can be found in Note A10.

Other segment items included in the consolidated income statement are as follows:

	Amortisation and impairment of intangibles[1] 2022 £m	Amortisation and impairment of intangibles[1] 2021 £m	Amortisation and impairment of intangibles[1] 2020 £m
North America	**59**	34	30
Europe (incl. LATAM)	**29**	14	15
UK & Sub-Saharan Africa	**–**	9	9
Asia & MENAT	**20**	7	17
Pacific	**4**	4	4
Central and regional	**6**	6	7
Disposed businesses	**–**	–	–
Total	**118**	74	82
Tax effect	**(25)**	(18)	(18)
Total after tax effect	**93**	56	64

1. Excluding computer software.

A2. Earnings per share

Basic earnings per share is calculated by dividing the profit after tax attributable to equity holders of the Company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust (see note at the bottom of the Consolidated Statement of Changes in Equity) which are treated as cancelled, and including share options for which all conditions have been met.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group's potentially dilutive ordinary shares relate to the contingent issuable shares under the Group's long-term incentive plans (LTIPs) to the extent that the performance conditions have been met at the end of the period. These share options are issued for nil consideration to employees if performance conditions are met.

Adjusted Earnings Per Share is calculated by dividing adjusted profit from continuing operations attributable to equity holders of the Company by the weighted average number of ordinary shares in issue. Adjusted profit measures are explained in Note A1 on page 153.

For the calculation of diluted earnings per share, 1,290,294 share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2022 (31 December 2021: nil).

Details of the calculation of earnings per share are set out below:

	2022 £m	2021 £m	2020 £m
Profit attributable to equity holders of the Company	**232**	263	186
One-off and adjusting items	**136**	21	8
Amortisation and impairment of intangibles[1]	**118**	74	82
Net interest adjustments[2]	**(18)**	(4)	35
Tax on above items[3]	**(41)**	(18)	(26)
Adjusted profit attributable to equity holders of the Company	**427**	336	285
Weighted average number of ordinary shares in issue (million)	**2,002**	1,858	1,853
Adjustment for potentially dilutive shares (million)	**12**	8	10
Weighted average number of ordinary shares for diluted earnings per share (million)	**2,014**	1,866	1,863
Basic earnings per share	**11.57p**	14.16p	10.03p
Diluted earnings per share	**11.51p**	14.10p	9.98p
Basic Adjusted Earnings Per Share	**21.34p**	18.07p	15.37p
Diluted Adjusted Earnings Per Share	**21.22p**	17.99p	15.29p

1. Excluding computer software.
2. Includes: net interest credit from pensions £nil (2021: £nil; 2020: £1m); finance costs from hedge accounting recognised in other comprehensive income £nil (2021: £4m; 2020: £5m); IFRS 16 interest adjustment £nil (2021: £nil; 2020: £(2)m); interest fair value adjustment £21m (2021: £nil; 2020: £(38)m); discount unwind £(3)m (2021: £nil; 2020: £nil).
3. One-off and adjusting items £20m (2021: £2m; 2020: £2m); amortisation and impairment of intangibles £25m (2021: £18m; 2020: £18m); net interest adjustments £(3)m (2021: £(1)m; 2020: £6m).

A3. Trade and other receivables

The Group's trade receivables are recognised at the transaction price less provision for impairment. They are generally due for settlement within 30 days and are therefore all classified as current. The amount of the provision for impairment is recognised in the income statement and movements on provisions for impaired trade receivables are recognised within operating expenses in the income statement. Amounts are generally charged to the provision for impairment of trade receivables when there is no expectation of recovering additional cash.

Expected credit loss (ECL) calculations are performed quarterly and are used to calculate the provision. ECL calculations are a probability weighted estimate of credit losses and are performed at country level. The Group applies the simplified method of applying lifetime ECLs to trade receivables using an allowance matrix to measure the ECLs of trade receivables from its customers, which comprise customer portfolios across several countries. Credit risk factors that are considered as part of ECL calculations may include, but are not limited to: payment history, customer size, customer type (national/residential/commercial/government), age of debt, industry strength, economy, environmental factors such as climate change and product or service provided.

There is limited concentration of credit risk with respect to trade receivables due to the Group's customer base being large and diverse. The amount of credit risk with respect to customers is represented by the carrying amount on the balance sheet. The Group policy is that credit facilities for new customers are approved by designated managers at regional level. Credit limits are set with reference to trading history and reports from credit rating agencies where they are available. Where this is not feasible the Group may request payment in advance of work being carried out, or settlement by credit card on completion of the work. There are no trade receivables that would otherwise be past due or impaired whose terms have been renegotiated.

	2022 £m	2021 £m
Trade receivables	692	474
Less: provision for impairment of trade receivables	(70)	(50)
Trade receivables – net	**622**	424
Other receivables	110	63
Prepayments	79	35
Accrued income[1]	111	19
Total	**922**	541

Analysed as follows:		
Non-current	90	14
Current	832	527
Total	**922**	541

1. Accrued income has increased in the year primarily due to the acquisition of Terminix. At the balance sheet date, US Terminix makes up £90m (2021: £nil) of the accrued income balance.

All of the Group's provision for impairment relates to trade receivables. Analysis of the Group's provision for impairment of trade receivables is as follows:

	2022 £m	2021 £m
At 1 January	50	61
Exchange differences	–	(1)
Additional provision	30	26
Receivables written off as uncollectable	(27)	(19)
Unused amounts reversed	(5)	(17)
Acquisition of companies and businesses	22	–
At 31 December	**70**	50

The ageing of trade receivables and provision for impairment is as follows:

	Trade receivables 2022 £m	Provision for impairment 2022 £m	Trade receivables 2021 £m	Provision for impairment 2021 £m
Not due	290	(4)	224	(2)
Overdue by less than 1 month	155	(4)	100	(2)
Overdue by between 1 and 3 months	117	(6)	66	(3)
Overdue by between 3 and 6 months	55	(8)	30	(4)
Overdue by between 6 and 12 months	38	(18)	23	(13)
Overdue by more than 12 months	37	(30)	31	(26)
At 31 December	**692**	**(70)**	474	(50)

The carrying amounts of the Group's trade receivables are denominated in the following currencies:

	2022 £m	2021 £m
Pound sterling	48	52
Euro	159	150
US dollar	301	133
Other currencies	184	139
Carrying value	**692**	474

Fair value is considered to be equal to carrying value for all trade and other receivables.

A4. Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price less applicable variable selling expenses.

	2022 £m	2021 £m
Raw materials	15	13
Work in progress	2	2
Finished goods	183	121
	200	136

An inventory impairment charge of £3m was recognised in 2022 (2021: £16m). Inventory recognised as an expense during the period was £280m (2021: £210m). Reversals of inventory write-downs during the period were £nil (2021: £nil).

A5. Trade and other payables

	2022 £m	2021 £m
Trade payables	351	165
Social security and other taxes	88	72
Other payables	117	89
Accruals	337	254
Contract liabilities[1]	259	167
Deferred consideration	21	14
Contingent consideration[2]	70	75
Total	**1,243**	**836**
Analysed as follows:		
Other payables	42	18
Deferred consideration	1	2
Contingent consideration[2]	38	52
Total non-current portion	**81**	**72**
Current portion	1,162	764
Total	**1,243**	**836**

1. Contract liabilities represents customer invoices where performance obligations have not yet been satisfied. All opening balances have subsequently been satisfied in the year. In most business categories our customers are invoiced in advance or simultaneously with performance obligations being satisfied.
2. Contingent consideration includes put option liability of £45m (2021: £42m).

Put options are held following the acquisition of PCI in 2017 where the seller may require the Group to purchase the remaining shares of the business in stages over a fixed term between 2023 and 2027. The put options are accounted for as an anticipated acquisition of the remaining shares and no non-controlling interest is recognised. The Group recognised a put option liability for the anticipated acquisition of these shares in contingent consideration, and any movements in the carrying value are recognised through equity.

The assumptions that are made in estimating the value of this put option liability are option price and discount rate. A 5% reduction in the estimated option price would result in a £2m decrease in the liability, and a 1% decrease in the discount rate would result in a £2m increase in the liability. All gains and losses relating to the put options are recognised through equity.

Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction), there is not considered to be any change in input that would have a material impact on the contingent consideration liability.

Other than the put options, there are no liabilities in the table above that bear interest or are discounted, and therefore the cash flows are equal to the carrying value of the liabilities. Cash is due to flow between one and five years for all non-current liabilities and not beyond. Fair value is equal to carrying value for all trade and other payables. There is no material difference between the fair value and carrying value for all trade and other payables.

The currency split of trade and other payables is as follows:

	2022 £m	2021 £m
Pound sterling	174	165
Euro	241	198
US dollar	564	263
Other currencies	264	210
Carrying value	**1,243**	**836**

A6. Provisions for liabilities and charges

The Group has provisions for termite damage claims, self-insurance, environmental and other. Provisions are recognised when the Group has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount is capable of being reliably estimated. If such an obligation is not capable of being reliably estimated it is classified as a contingent liability (Note D3).

Future cash flows relating to these obligations are discounted when the effect is material. This year the US is the only country where the effect of discounting is material. The discount rates used are based on government bond rates in the country of the cash flows, and were between 3.5% and 5.875% (2021: 0.9%) for the US.

	Termite damage claims £m	Self-insurance £m	Environmental £m	Other £m	Total £m
At 1 January 2021	–	32	14	18	64
Exchange differences	–	–	(1)	–	(1)
Additional provisions	–	18	–	6	24
Used during the year	–	(14)	(2)	(9)	(25)
Unused amounts reversed	–	(1)	–	(2)	(3)
Acquisition of companies and businesses	–	2	–	–	2
At 31 December 2021	–	37	11	13	61
At 1 January 2022	–	37	11	13	61
Exchange differences	(28)	(7)	–	–	(35)
Additional provisions	3	30	–	8	41
Used during the year	(10)	(26)	(2)	(8)	(46)
Unused amounts reversed	–	(6)	–	(2)	(8)
Acquisition of companies and businesses	335	136	3	1	475
Unwinding of discount on provisions	3	1	–	–	4
At 31 December 2022	**303**	**165**	**12**	**12**	**492**

	2022 Total £m	2021 Total £m
Analysed as follows:		
Non-current	**359**	34
Current	**133**	27
Total	**492**	61

Termite damage claims

The Group holds provisions for termite damage claims covered by contractual warranties. Termite damage claim provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the rate and cost of future claims (based on historical and forecast information), customer churn rates and discount rates. These provisions are expected to be substantially utilised within the next 20 years. The trend of volume and value of claims is monitored and reviewed over time (with the support of external advisers) and as such the value of the provision is also likely to change.

The sensitivity of the liability balance to changes in the inputs is illustrated as follows:

➔ Discount rate – this exposure is largely based within the United States, therefore measurement is based on a US risk-free rate. As we have seen during 2022, interest rates (and therefore discount rates) have moved up and are at their highest in over a decade. Rates could move in either direction and management has modelled that an increase/decrease of 5% in yields (from 4.31% to 4.53%) would reduce/increase the provision by £3m. Over the 12 months to 31 December 2022, as a result, inter alia, of the conflict in Ukraine, risk-free rate yields have risen from c.0.9% to 4.31%.

➔ Claim cost – claim cost forecasts have been based on the latest available historical settled Terminix claims. Claims costs are dependent on a range of inputs including labour cost, materials costs (e.g. timber), whether a claim becomes litigated or not, and specific circumstances including contributory factors at the premises. Management has determined the historical time period for each material category of claim, between six months and five years, to determine an estimate for costs per claim. Recent fluctuations in input prices (e.g. timber prices) means that there is potential for volatility in claim costs and therefore future material changes in provisions. Management has modelled that a structural increase/decrease of 5% in total claim costs would increase/decrease the provision by c.£14m. Over the 12 months to 31 December 2022, as a result of supply chain issues caused by the COVID pandemic and other macro-economic factors, in year costs per claim rose by c.17%.

➔ Claim rate – management has estimated claim rates based on statistical historical incurred claims. Data has been captured and analysed by a third party agency, used by Terminix over many years, to establish incidence curves that can be used to estimate likely future cash outflows. Changes in rates of claim are largely outside the Group's control and may depend on litigation trends within the US, and other external factors such as how often customers move property and how well they maintain those properties. This causes estimation uncertainty that could lead to material changes in provision measurement. Management has modelled that an increase/decrease of 5% in overall claim rates would increase/decrease the provision by c.£14m, accordingly. Over the 12 months to 31 December 2022 claim rates fell by c.16%.

➔ Customer churn rate – If customers choose not to renew their contracts each year, then the assurance warranty falls away. As such there is sensitivity to the assumption on how many customers will churn out of the portfolio of customers each year. Data has been captured and analysed by a third party agency, used by Terminix over many years, to establish incidence curves for customer churn, and forward looking assumptions have been made based on these curves. Changes in churn rates are subject to macro-economic factors and to the performance of the Group. A 1% movement in customer churn rates, up or down, would change the provision by c.£10m up or down, accordingly. On average over the last 10 years churn rates move by +/– c.1.2% per annum.

Self-insurance

The Group purchases external insurance from a portfolio of international insurers for its key insurable risks, mainly employee-related risks. Self-insured deductibles within these insurance policies have changed over time due to external market conditions and scale of operations. These provisions represent obligations for open claims and are estimated based on actuarial/management's assessment at the balance sheet date. The Group expects to continue self-insuring the same level of risks and estimates that 50% to 75% of claims should settle within the next five years.

Self-insurance provisions are also subject to estimation uncertainty based on volume and value of expected future claims and discount rate assumptions; however it is not expected that there would be any change to assumptions that would cause a significant adjustment to the carrying value in the next financial year.

Environmental

The Group owns a number of properties in Europe and the US where there is land contamination. Provisions are held for the remediation of such contamination. These provisions are expected to be substantially utilised within the next five years.

Other

Other provisions principally comprise amounts required to cover obligations arising and costs relating to disposed businesses and restructuring costs. Other provisions also includes costs relating onerous contracts and property dilapidations settlements. Existing provisions are expected to be substantially utilised within the next five years.

A7. Operating expenses by nature

Operating expenses from continuing operations include the following items:

	Notes	2022 £m	2021 £m	2020 £m
Employee costs	A9	**1,736**	1,405	1,305
Direct materials and services		**704**	586	583
Vehicle costs		**201**	146	134
Property costs		**82**	60	65
Depreciation and impairment of property, plant and equipment	B3	**140**	128	132
Amortisation and impairment of intangible assets	B2	**140**	91	101
One-off and adjusting items – operating	A1	**136**	21	8
Other operating expenses[1]		**234**	173	181
Total operating expenses		**3,373**	2,610	2,509

1. Other operating expenses includes professional fees, marketing costs, and amortisation of contract costs.

A8. Auditor's remuneration

	2022 £m	2021 £m	2020 £m
Fees payable to the Company's auditor for the audit of the Parent Company and Group accounts	**3**	2	1
Audit of accounts of subsidiaries of the Group	**4**	3	2
Audit-related assurance services[1]	**2**	–	–
Other assurance services	**–**	–	–
Total audit and audit-related assurance services	**9**	5	3
Non-audit services[2]	**3**	–	–
Total	**12**	5	3

1. Included in 2022 is an amount of £2m paid to the Company's auditor in respect of the 2021 PCAOB Group audit required for the purposes of the US registration.
2. Relates to accounting specialist fees in respect of the Terminix acquisition.

A9. Employee benefit expense

Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses and profit-sharing, based on calculations of achievements of financial performance targets and the best estimate of the obligation to employees related to personal performance criteria being achieved. A liability is recognised where a contractual obligation exists or where past practice indicates that there is a constructive obligation to make such payments in the future.

Holiday pay

Paid holidays are regarded as an employee benefit and as such are charged to the income statement as the benefits are earned. An accrual is made at the balance sheet date to reflect the fair value of holidays earned but not yet taken.

Termination benefits

Termination benefits are payable when an employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value where the effect of discounting is material.

	2022[2] £m	2021 £m	2020 £m
Wages and salaries[1]	**1,582**	1,225	1,141
Social security costs	**154**	138	129
Share-based payments	**17**	10	6
Pension costs:			
– defined contribution plans	**22**	31	27
– defined benefit plans	**2**	1	2
	1,777	1,405	1,305

1. Wages and salaries are net of any local government wage-related grants as disclosed in Note D5.
2. Including £41m staff costs reported as one-off and adjusting items in Note A1.

Monthly average number of people employed by the Group during the year:

	2022 Number	2021 Number	2020 Number
Processing and service delivery	**38,256**	34,163	33,174
Sales and marketing	**5,993**	5,400	5,272
Administration and overheads	**7,226**	6,468	6,142
	51,475	46,031	44,588

Emoluments of the Directors of Rentokil Initial plc are detailed below.

	Highest paid Director £000	Other Directors £000
2020		
Aggregate emoluments excluding share options	867.3	575.6
Aggregate gains made by Directors on exercise of share options	–	–
Aggregate amount receivable under long-term incentive schemes	3,187.9	1,325.6
Aggregate value of Company contributions to defined contribution pension schemes	–	–
	4,055.2	1,901.2
2021		
Aggregate emoluments excluding share options	2,661.2	1,444.0
Aggregate gains made by Directors on exercise of share options	916.3	370.6
Aggregate amount receivable under long-term incentive schemes	3,340.0	145.9
Aggregate value of Company contributions to defined contribution pension schemes	–	–
	6,917.5	1,960.5
2022		
Aggregate emoluments excluding share options	**2,698.7**	**1,557.5**
Aggregate gains made by Directors on exercise of share options	**–**	**233.8**
Aggregate amount receivable under long-term incentive schemes	**831.9**	**380.3**
Aggregate value of Company contributions to defined contribution pension schemes	**–**	**–**
	3,530.6	**2,171.6**

	2022 Number	2021 Number	2020 Number
Number of Directors accruing retirement benefits			
– defined contribution schemes	**–**	2	3
– defined benefit schemes	**–**	–	–
Number of Directors exercising share options[1]	**1**	2	2
Number of Directors receiving shares as part of long-term incentive schemes	**2**	2	3

1. The highest paid Director exercised nil (2021: 163,625; 2020: nil) share options during the year.

A10. Retirement benefit obligations

Apart from contributions to legally required social security state schemes, the Group operates a number of pension schemes around the world covering many of its employees.

The principal pension scheme in the Group is the UK Rentokil Initial 2015 Pension Scheme (RIPS) which has a defined contribution section and a number of defined benefit sections, the largest of which has now been wound up following a buy-out agreement with Pension Insurance Corporation plc (PIC) to take over the payment of the liabilities in the scheme. Further details are on page 164.

The largest retirement benefit obligation in the Group is now the Rentokil Initial Irish Pension Scheme (which is in a surplus position).

A number of much smaller defined benefit and defined contribution schemes operate elsewhere which are also funded through payments to trustee-administered funds or insurance companies.

Defined benefit schemes are reappraised annually by independent actuaries based upon actuarial assumptions. Judgement is required in determining these actuarial assumptions, but this is not considered by management to be a significant accounting judgement as defined under IAS 1.

Defined benefit pension plans
A defined benefit pension plan is a plan that defines the amount of future pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as years of service, compensation and age.

The asset or liability recognised in the balance sheet in respect of defined benefit pension plans is the fair value of plan assets less the present value of the defined benefit obligation at the balance sheet date. The Group determines the net interest on the net defined benefit asset for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit asset. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have a credit rating of at least AA, are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The Group will recognise a pension surplus as an asset where there is an unconditional right to a refund or where the Group has a right to reduce future pension contributions, taking into account the adverse effect of any minimum funding requirements.

Notes to the Financial Statements
continued

Current and past service costs, to the extent they have vested, and curtailments are recognised as charges or credits against operating profit in the income statement. Interest income on the net defined benefit asset is recognised in finance income. Remeasurement gains and losses arising from experience adjustments, return on plan assets and changes in actuarial assumptions are charged or credited to the Consolidated Statement of Comprehensive Income.

Defined contribution pension plans
A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity.

The Group pays contributions to publicly or privately administered pension plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

RIPS
On 4 December 2018 the Trustee entered into a binding agreement with PIC to insure the liabilities of the RIPS, known as a buy-in. In December 2021 the final true-up premium was paid to PIC and on 24 February 2022 the insurance policy with PIC was transferred to the individual members of the scheme and buy-out was completed. Accordingly in 2022 both the Scheme's assets and liabilities have been reduced by the policy value (£1,159m). The wind-up of the scheme was completed in December 2022 and the remaining surplus of £22m was refunded to the Company.

The defined benefit schemes of the RIPS were reappraised semi-annually by independent actuaries based upon actuarial assumptions in accordance with IAS 19R requirements (including schemes which are insured under a buy-in contract). The assumptions used for the RIPS are shown below:

	24 February 2022	31 December 2021
Weighted average %		
Discount rate	**2.6%**	2.0%
Future salary increases	**n/a**	n/a
Future pension increases	**3.6%**	3.3%
RPI inflation	**3.7%**	3.4%
CPI inflation	**3.0%**	2.7%

Pension benefits
The movement in the net defined benefit obligation for all Group pension schemes over the accounting period is as follows:

	Present value of obligation 2022 £m	Fair value of plan assets 2022 £m	Total 2022 £m	Present value of obligation 2021 £m	Fair value of plan assets 2021 £m	Total 2021 £m
At 1 January	**(1,313)**	**1,305**	**(8)**	(1,481)	1,461	(20)
Current service costs[1]	**(2)**	**–**	**(2)**	(1)	–	(1)
Past service costs[1]	**(1)**	**–**	**(1)**	1	–	1
Settlement gain	**4**	**–**	**4**	22	(21)	1
Transfer of RIPS annuity policies (buy-out)	**1,159**	**(1,159)**	**–**	–	–	–
Administration expenses[1]	**4**	**(4)**	**–**	–	–	–
Interest on defined benefit obligation/asset[1]	**(5)**	**5**	**–**	(21)	21	–
Exchange difference	**(3)**	**2**	**(1)**	2	(1)	1
Total pension income/(expense)	**1,156**	**(1,156)**	**–**	3	(1)	2
Remeasurements:						
– Remeasurement gain/(loss) on scheme assets	**–**	**(79)**	**(79)**	–	(78)	(78)
– Remeasurement gain/(loss) on obligation[2]	**81**	**–**	**81**	79	–	79
Contributions:						
– Employers	**(1)**	**–**	**(1)**	(1)	8	7
– Benefit payments	**12**	**(10)**	**2**	87	(85)	2
– Refund of surplus	**–**	**(22)**	**(22)**	–	–	–
At 31 December	**(65)**	**38**	**(27)**	(1,313)	1,305	(8)
Retirement benefit obligation schemes[3]	**(49)**	**19**	**(30)**	(63)	36	(27)
Retirement benefit asset schemes[4]	**(16)**	**19**	**3**	(1,250)	1,269	19

1. Service costs and administration expenses are charged to operating expenses, and interest cost and return on plan assets to finance cost and finance income.
2. The actuarial movement on the UK RIPS comprises remeasurement gain arising from changes in demographic assumptions of £nil (2021: gain of £3m; 2020: gain of £16m), remeasurement gain arising from changes in financial assumptions of £82m (2021: gain of £75m; 2020: loss of £117m) and a remeasurement loss arising from experience of £7m (2021: loss of £1m; 2020: gain of £25m).
3. Benefit plans in an obligation position include plans situated in Thailand, the UK, Martinique, Trinidad and Tobago, Norway, South Africa, Germany, Austria, France, Italy, South Korea, Philippines, India, Hong Kong and Saudi Arabia.
4. Benefit plans in an asset position include plans situated in Australia, Barbados and Ireland.

Included in the table above is a net defined benefit surplus in relation to the UK RIPS of £nil (2021: £18m; 2020: £18m) recognised as defined benefit obligation of £nil (2021: £1,248m; 2020: £1,369m) and plan assets of £nil (2021: £1,266m; 2020: £1,388m). Of the £65m (2021: £1,313m; 2020: £1,481m) of obligations, £20m (2021: £17m; 2020: £18m) is unfunded.

Total contributions payable to defined benefit pension schemes in 2023 are expected to be less than £1m.

The fair value of plan assets at the balance sheet date is analysed as follows:

	2022 £m	2021 £m
Equity instruments	2	3
Debt instruments – unquoted	15	16
Insurance policies	–	1,239
Other	21	47
Total plan assets	**38**	1,305

Where available the fair values of assets are quoted prices (e.g. listed equity, sovereign debt and corporate bonds). In other cases the market value as provided by the fund managers has been used in accordance with IFRS 13 Fair Value Measurement:

➔ unquoted debt instruments (level 2);
➔ interest and inflation rate hedging instruments (level 2); and
➔ pooled investment funds (level 3).

Other significant assets are valued based on observable market inputs. Insurance policies are valued at the present value of the related obligations. Other assets primarily consist of cash.

The cumulative actuarial gain recognised in the Consolidated Statement of Comprehensive Income was £34m (2021: £32m). A remeasurement gain of £2m (2021: £1m gain) was recognised during the year.

A11. Share-based payments

Share-based compensation
The Group operates one equity-settled share-based long-term incentive plan (LTIP). The economic cost of awarding shares and share options to employees is recognised as an expense in the income statement, equivalent to the fair value of the benefit awarded. The fair value is determined by reference to option pricing models, principally Monte Carlo and adjusted Black-Scholes models. The charge is recognised in the income statement over the vesting period of the award. At each balance sheet date, the Group revises its estimate of the number of shares that vest or options that are expected to become exercisable. Any revision to the original estimates is reflected in the income statement with a corresponding adjustment to equity immediately to the extent it relates to past service, and the remainder over the rest of the vesting period.

Performance Share Plan
The Company introduced a share-based performance plan in 2006 for senior managers worldwide. The main features of the scheme are as follows:

➔ For awards made in 2020, 60% of the award is based on total shareholder return (TSR) and 40% is based on performance against certain strategic and financial measures over the vesting period.
➔ For awards made in 2021, 50% of the award is based on TSR and 50% is based on performance against certain strategic and financial measures over the vesting period.
➔ For awards made in 2022, 50% of the award is based on TSR and 50% is based on performance against certain strategic and financial measures over the vesting period.
➔ The value of dividends paid during the vesting period is paid on the number of shares that ultimately vest in the form of additional shares. For awards that are nil-cost options, this is the value of dividends between grant and exercise.

The total net charge for the year relating to equity-settled share-based payment plans was £9m (2021: £10m; 2020: £6m).

A summary of the number of shares in active share option plans is shown below:

		Share options outstanding					Share options exercisable				
Year of grant	Vesting year	Scheme interest at 1 January 2022	Shares awarded during 2022	Shares lapsed during 2022	Shares vested during 2022	Shares outstanding at 31 December 2022	Shares exercisable at 1 January 2022	Shares vested during 2022	Shares exercised during 2022	Shares lapsed during 2022	Shares exercisable at 31 December 2022
2012	2015	–	–	–	–	–	168,551	–	(168,426)	(125)	–
2013	2016	–	16,964	–	(16,964)	–	1,025,307	16,964	(137)	–	1,042,134
2014	2017	–	19,487	–	(19,487)	–	1,188,070	19,487	(11,367)	(2)	1,196,188
2015	2018	–	21,107	–	(21,107)	–	1,364,269	21,107	(118,858)	–	1,266,518
2016	2019	–	30,808	–	(30,808)	–	1,942,074	30,808	(131,628)	(58)	1,841,196
2017	2020	–	24,878	–	(24,878)	–	1,625,618	24,878	(324,744)	(1,025)	1,324,727
2018	2021	891,744	34,531	(5,910)	(905,768)	14,597	1,538,591	905,768	(451,433)	(5,058)	1,987,868
2019	2022	4,776,149	132,345	(332,441)	(4,114,390)	461,663	–	4,114,390	(1,878,327)	(22,984)	2,213,079
2020	2023	3,471,012	–	(284,625)	–	3,186,387	–	–	–	–	–
2021	2024	4,137,673	–	(339,688)	–	3,797,985	–	–	–	–	–
2022	2025	–	4,964,496	(118,596)	–	4,845,900	–	–	–	–	–

Year of grant	Vesting year	Share options outstanding					Share options exercisable				
		Scheme interest at 1 January 2021	Shares awarded during 2021	Shares lapsed during 2021	Shares vested during 2021	Shares outstanding at 31 December 2021	Shares exercisable at 1 January 2021	Shares vested during 2021	Shares exercised during 2021	Shares lapsed during 2021	Shares exercisable at 31 December 2021
2012	2015	–	–	–	–	–	179,519	–	(10,968)	–	168,551
2013	2016	–	12,073	–	(12,073)	–	1,085,178	12,073	(71,944)	–	1,025,307
2014	2017	–	13,693	–	(13,693)	–	1,200,990	13,693	(26,613)	–	1,188,070
2015	2018	–	15,831	–	(15,831)	–	1,398,235	15,831	(49,797)	–	1,364,269
2016	2019	–	22,920	(15)	(22,905)	–	2,052,013	22,905	(131,521)	(1,323)	1,942,074
2017	2020	–	19,720	(85)	(19,635)	–	1,784,890	19,635	(171,187)	(7,720)	1,625,618
2018	2021	6,024,191	164,397	(1,066,488)	(4,230,356)	891,744	–	4,230,356	(2,691,765)	–	1,538,591
2019	2022	4,993,019	33,885	(250,755)	–	4,776,149	–	–	–	–	–
2020	2023	3,561,710	754	(91,452)	–	3,471,012	–	–	–	–	–
2021	2024	–	4,228,162	(90,489)	–	4,137,673	–	–	–	–	–

The fair value of the 2022 awards made under the Performance Share Plan is charged to the income statement over the vesting period based on values derived from a Monte Carlo model prepared by external remuneration consultants. This is a closed-form solution which takes account of the correlation between share price performance and the likelihood of a TSR performance condition being met. For the shares awarded in March 2022, the significant inputs into the model were a share price of 480.5p (2021: 495.7p), an expected share price volatility of 23.9% (2021: 23.2%), a median share price correlation between the companies in the comparator group of 84.0% (2021: 91.0%), and an expected life commensurate with the three-year performance/vesting period. The share price volatility assumption is based on analysis of historical daily share prices. As the awards are nil-cost (i.e. there is no exercise price), the assumed risk-free rate of return has minimal impact on the fair value of the awards. Similarly, as dividend equivalents are paid on the vesting portion of awards, the fair value of these awards is not reduced to reflect dividends paid during the vesting period.

The fair value of awards granted during 2022 was £19m (2021: £16m) and the weighted average fair value per award granted during the year was 385.9p (2021: 371.7p). The weighted average share price for options exercised in the year was 499.9p (2021: 505.6p) and the weighted average contract term remaining on shares unexercised at the year end was 527 days (2021: 450 days).

In addition to the Performance Share Plan there was a transfer of existing long-term incentive plans in Terminix that were expensed during the period totalling £9m.

A12. Income tax expense

The income tax expense for the period comprises both current and deferred tax. Current tax expense represents the amount payable on this year's taxable profits and any adjustment relating to prior years. Taxable profits differ from accounting profits as some items of income or expenditure are not taxable or deductible, or may be taxable or deductible in a different accounting period. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group's subsidiaries and associates operate and generate taxable income.

Deferred tax is an accounting adjustment to provide for tax that is expected to arise in the future due to differences between accounting and tax bases. Deferred tax is determined using tax rates that are expected to apply when the timing difference reverses based on tax rates which are enacted or substantively enacted at the balance sheet date. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or equity. In this case the tax is also recognised in other comprehensive income or equity as appropriate.

Analysis of charge in the year:

	2022 £m	2021 £m	2020 £m
UK corporation tax at 19.0% (2021: 19.0%; 2020: 19.0%)	17	9	9
Overseas taxation	59	48	61
Adjustment in respect of previous periods	2	(3)	(3)
Total current tax	**78**	**54**	**67**
Deferred tax (credit)/expense	(3)	21	(17)
Deferred tax adjustment in respect of previous periods	(11)	(13)	(6)
Total deferred tax	**(14)**	**8**	**(23)**
Total income tax expense	**64**	**62**	**44**

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2022 £m	2021 £m	2020 £m
Profit before tax	**296**	325	230
Tax calculated at domestic tax rates applicable to profits in the respective countries	**69**	77	56
Adjustment in respect of previous periods	**(9)**	(16)	(9)
Expenses not deductible for tax purposes – one-off and adjusting items	**9**	3	–
Expenses not deductible for tax purposes – other	**3**	3	2
Income not subject to tax	**(5)**	(1)	(1)
Impairment of goodwill	**5**	–	3
Goodwill deductions and revaluation of intangible assets	**–**	(2)	(1)
Utilisation of previously unrecognised tax losses	**–**	(1)	(1)
Deferred tax recognised on losses	**(1)**	(3)	(2)
Deferred tax impact of change in tax rates	**(7)**	(4)	(9)
Provisions utilised for which no deferred tax assets were recognised	**(1)**	(1)	(1)
Overseas withholding tax suffered	**1**	1	1
Local business taxes	**1**	1	2
Foreign exchange differences	**–**	1	1
US BEAT liability	**–**	5	3
Other	**(1)**	(1)	–
Total tax expense	**64**	62	44

The Group's effective tax rate (ETR) for 2022 on reported profit before tax was 21.6% (2021: 19.0%). The Group's ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items and the net interest adjustments for 2022 was 19.7% (2021: 19.4%). This compares with a blended rate of tax for the countries in which the Group operates of 24% (2021: 24%). The Group's low tax rate is primarily attributable to net prior-year tax credits of £9m (2021: £16m).

The Group's tax charge and ETR will be influenced by the global mix and level of profits, changes in future tax rates and other tax legislation, foreign exchange rates, the utilisation of brought-forward tax losses on which no deferred tax asset has been recognised, the resolution of open issues with various tax authorities, acquisitions and disposals.

During 2021, the OECD published a framework for the introduction of a global minimum effective tax rate of 15%, applicable to large multinational groups. HM Treasury has published draft legislation to implement these 'Pillar Two' rules for accounting periods starting on or after 31 December 2023. The Group is reviewing these draft rules, which have not been substantively enacted, to understand any potential impacts.

A tax credit of £11m has been recognised in other comprehensive income (2021: £2m) which relates to the tax effect of mark-to-market movements on cross-currency and interest rate swaps recorded within other comprehensive income.

Effective tax rate
Effective tax rate is calculated by dividing adjusted income tax expense by Adjusted Profit Before Tax, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the Group's Adjusted Profit Before Tax from continuing operations.

	Note	2022 AER £m	2022 CER £m	2021 AER/CER £m
Unadjusted income tax expense	A12	**64**	**63**	62
Tax adjustments on:				
Amortisation and impairment of intangible assets (excluding computer software)		**24**	**22**	18
One-off and adjusting items – operating		**20**	**19**	1
Net interest adjustments		**(3)**	**(3)**	(1)
Adjusted income tax expense (a)		**105**	**101**	80
Adjusted Profit Before Tax (b)		**532**	**515**	416
Effective tax rate (a/b)		**19.7%**	**19.7%**	19.4%

A13. Current tax liabilities

Tax liabilities are classified as current liabilities unless there is a right to defer the payment of the liability for at least one year after the balance sheet date. As at 31 December 2022 all the Group's tax liabilities have been classified as current as there is no legally enforceable right to defer payment for more than 12 months.

Current tax assets and liabilities are offset only when there is a legally enforceable right to set off the asset and liability, and there is an intention to either settle on a net basis or to realise the asset and settle the liability simultaneously.

Where required by accounting standards, management establishes provisions for uncertain tax positions on the basis of amounts expected to be paid to the tax authorities. The Group's current tax liabilities reflect management's best estimate of the future amounts of corporation tax that will be settled.

The Group is subject to income taxes in numerous jurisdictions. There are various uncertainties relating to the determination of its tax liabilities where the ultimate tax liability cannot be known until a resolution has been reached with the relevant tax authority, or the issue becomes time barred. Issues can take many years to resolve and therefore assumptions on the likely outcome have to be made by management. Each country and tax risk is considered separately when deciding whether it is appropriate to set up an uncertain tax provision. If risks are considered to be linked, the Group will consider the tax treatment in aggregate where appropriate.

This assessment of uncertain tax positions is based on management's interpretation of relevant tax rules and decided cases, external advice obtained, the statute of limitations and the status of the negotiations and past experience with tax authorities. In evaluating whether a provision is needed it is assumed that tax authorities have full knowledge of the facts and circumstances applicable to each issue.

Tax provisions can be built up over a number of years but in the year of resolution there could be adjustments to these provisions which could have a material positive or negative impact on the tax charge for a particular year. The settlement of a significant issue could also have a material impact on the amount of cash tax payable in any one year. Judgement is required in determining the worldwide provision for income taxes particularly in relation to the pricing of intra-group goods and services as well as debt financing.

The majority of the tax provisions relate to transfer pricing exposures where the Group faces a number of risks in jurisdictions around the world, and is subject to audits by tax authorities in the territories in which it operates. These tax audits have an uncertain outcome and can take several years to resolve, which in some cases may be dependent on litigation. The actual outcome could vary from management's estimates, but these are updated at each reporting period in the light of the latest available information.

Total uncertain tax provisions (including interest thereon) amounted to £54m as at 31 December 2022 (2021: £57m; 2020: £65m). Included within this amount is £6m (2021: £12m; 2020: £12m) in respect of interest arising on tax provisions which is included within other payables. These tax provisions relate to multiple issues across the countries in which the Group operates. The net decrease in the provisions for the year is mainly attributable to issues which have been settled in the year or have become statute barred.

The cash tax paid for the year was £77m (2021: £69m; 2020: £64m). The cash tax paid is expected to increase in future periods due to the acquisition of Terminix.

A14. Deferred income tax

Deferred income tax is provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities in transactions other than a business combination that at the time of the transactions affect neither the accounting nor taxable profit or loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred income tax is determined using tax rates (and laws) that have been enacted (or substantively enacted) at the balance sheet date, and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax balances are not discounted.

Deferred tax assets and liabilities are offset against each other when the timing differences relate to income taxes levied by the same tax authority on an entity or different entities which are part of a tax consolidation and there would be the intention to settle on a net basis.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. The amount of deferred tax assets recognised at each balance sheet date is adjusted to reflect changes in management's assessment of future taxable profits. In recognising the deferred tax asset in respect of losses, management has estimated the quantum of future taxable profits, applying a risk weighting to future profits to reflect the uncertainties.

The movement on the deferred income tax account is as follows:

	2022 £m	2021 £m
At 1 January	(66)	(57)
Exchange differences	27	2
Acquisition of companies and businesses	(446)	(8)
Credited to the income statement	14	(8)
Credited to other comprehensive income	5	–
Charged to equity	(2)	5
At 31 December	**(468)**	**(66)**
Deferred taxation has been presented on the balance sheet as follows:		
Deferred tax asset within non-current assets	43	42
Deferred tax liability within non-current liabilities	(511)	(108)
	(468)	**(66)**

The major components of deferred tax assets and liabilities at the year end and their changes during the year (without taking into consideration the offsetting of balances within the same tax jurisdiction) are as follows:

	Customer lists/ intangibles £m	Accelerated tax depreciation £m	Provisions £m	IFRS 15 Contracts £m	Tax losses £m	Share-based payments £m	Other[1] £m	Total £m
At 1 January 2021	76	44	(45)	8	(18)	(9)	1	57
Exchange differences	–	(1)	(1)	–	–	–	–	(2)
Recognised in income statement	1	7	(7)	1	4	(1)	3	8
Recognised in equity	–	–	–	–	–	(5)	–	(5)
Acquired in business combinations	7	–	1	–	–	–	–	8
At 31 December 2021	84	50	(52)	9	(14)	(15)	4	66
At 1 January 2022	84	50	(52)	9	(14)	(15)	4	66
Exchange differences	(32)	–	8	(2)	–	–	(1)	(27)
Recognised in income statement	(1)	(4)	(4)	2	(2)	(3)	(2)	(14)
Recognised in other comprehensive income	–	–	–	–	(4)	–	(1)	(5)
Recognised in equity	–	–	–	–	–	2	–	2
Acquired in business combinations	519	29	(123)	24	(3)	–	–	446
At 31 December 2022	**570**	**75**	**(171)**	**33**	**(23)**	**(16)**	**–**	**468**

1. Included within other deferred tax assets/liabilities are retirement benefits and unremitted earnings from subsidiaries.

The UK corporate tax rate will increase from 19% to 25% with effect from 1 April 2023. This has contributed towards an increase in the UK deferred tax asset recognised of £5m.

A deferred tax asset of £23m has been recognised in respect of losses (2021: £14m), of which £18m (2021: £12m) relates to UK losses carried forward at 31 December 2022. This amount has been calculated by estimating the future UK taxable profits, against which the UK tax losses will be utilised, progressively risk weighted, and applying the tax rates (substantively enacted as at the balance sheet date) applicable for each year. Remaining UK tax losses of £120m (2021: £41m) have not been recognised as at 31 December 2022 as it is not considered probable that future taxable profits will be available against which the tax losses can be offset. The estimates of future profits are based on management's financial forecasts which are used to support other aspects of the financial statements, such as impairment testing. At the balance sheet date the Group had tax losses of £230m (2021: £82m) on which no deferred tax asset is recognised because it is not considered probable that future taxable profits will be available in certain jurisdictions to be able to benefit from those tax losses. Of the losses, £74m (2021: £8m) will expire at various dates between 2023 and 2039. Deferred tax assets are expected to be substantially utilised in the next 10 years.

In addition, the Group has UK capital losses carried forward of £276m (2021: £276m) on which no deferred tax asset is recognised. These losses have no expiry date but management considers the future utilisation of these losses to be unlikely.

Dividends received from subsidiaries are largely exempt from UK taxation but may be subject to dividend withholding or other taxes levied by the overseas tax jurisdictions in which the subsidiaries operate. A deferred tax liability of £5m (2021: £5m) has been recognised in respect of this liability as it is anticipated that these profits will be distributed to the UK in the foreseeable future. At the balance sheet date there is no material unprovided deferred tax liability were overseas earnings to be distributed to the UK.

Notes to the Financial Statements
continued

B. Investing

B1. Business combinations

All business combinations are accounted for using the purchase method (acquisition accounting) in accordance with IFRS 3 Business Combinations. The cost of a business combination is the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the acquirer. The cost of a business combination is allocated at the acquisition date by recognising the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair values. Any excess of the purchase price over the fair value of the identifiable assets and liabilities is recognised as goodwill. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

An intangible asset is recognised if it meets the definition under IAS 38 Intangible Assets. The intangible assets arising on acquisition are goodwill, customer lists and brands. Goodwill represents the synergies, workforce and other benefits expected as a result of combining the respective businesses. Customer lists and brands are recognised at their fair value at the date of acquisition using an income-based approach, which involves the use of assumptions including customer termination rates, profit margins, contributory asset charges and discount rates.

At the date of acquisition, deferred and contingent consideration represents its fair value, with subsequent changes after the measurement period being recognised in the Consolidated Statement of Profit or Loss. Costs directly attributable to business combinations are charged to the income statement as incurred and presented as one-off and adjusting items.

During the year the Group purchased 100% of the share capital or trade and assets of 53 companies and businesses (2021: 52). The total consideration in respect of these acquisitions was £4,369m (2021: £314m) and the cash outflow from current and past period acquisitions net of cash acquired, was £1,018m (2021: £463m).

Disclosures required by IFRS 3 Business Combinations are provided separately for those individual acquisitions that are considered to be material, and in aggregate for individually immaterial acquisitions. An acquisition would generally be considered individually material if the impact on the Group's revenue and adjusted operating profit measures (on an annualised basis) is greater than 5%, or the impact on goodwill is greater than 10% of the closing balance for the period. The only individually material acquisition in the year was the acquisition of Terminix Global Holdings, Inc. which is discussed below.

Acquisition of Terminix Global Holdings, Inc.
On 12 October the Group purchased 100% of the share capital of Terminix Global Holdings, Inc. (Terminix) based primarily in the USA. Terminix is the most recognised brand in US termite and pest management services and is a singularly focused pest management company. The transaction combined two of the world's leading pest control businesses to create the leading global pest control company, with approximately 4.9 million customers and 58,600 employees globally. The combined group is set up to enhance shareholder value by creating an enlarged platform for growth, particularly in North America.

The aggregate consideration Terminix stockholders were entitled to was approximately $1.3bn in cash and 129,141,384 new Rentokil Initial American Depositary Shares (ADSs), representing 645,706,920 new Rentokil Initial plc ordinary shares. Under the terms of the transaction, each Terminix stockholder entitled to consideration was able to elect to receive either cash consideration or stock consideration for each share of Terminix common stock they held, subject to automatic adjustment and proration mechanisms. Holders of 38,693,211 shares of Terminix common stock made an election to receive the cash consideration, and holders of 82,919,979 shares of Terminix common stock either (i) made an election to receive the stock consideration or (ii) did not make a valid election by the election deadline and therefore were deemed to have made an election to receive the stock consideration. As a result, Terminix stockholders who elected to receive cash consideration received $34.57 in cash and 0.1447 Rentokil Initial ADSs for each share of Terminix common stock they hold, and Terminix stockholders who elected to receive stock consideration received 1.4899 Rentokil Initial ADSs for each share of Terminix common stock they held.

Fair value of the purchase consideration was £4,110m, comprising Rentokil Initial ADSs of £3,007m, cash of £1,087m and replacement employee share awards of £16m.

Loans and borrowings of £749m acquired with Terminix were repaid in full shortly following completion of the acquisition.

The goodwill acquired of £3,176m represents a number of elements including the synergies expected to be realised from improving route density, cross-selling a broader service offering, expansion in use of best-in-class digital tools, continued innovation, particularly in our largest market, North America, and the addition of a highly-skilled workforce. None of the goodwill recognised is expected to be deductible for tax purposes.

The fair value attributed to acquired intangible assets was £2,027m and represents indefinite-lived brands of £1,292m, finite-lived brands of £17m, customer lists of £708m and software of £10m. Brands were valued using a relief from royalty approach and customer lists were fair valued using the multi-period excess earnings method. The key assumptions in the fair-value modelling of brands are royalty rate, discount rate, long-term growth rate and useful economic life. The key assumptions used for customer lists are forecast profit margins, discount rate and customer churn rate.

The estimated fair value of trade and other receivables was £319m, which approximated the contractual cash flows.

The Group has not recognised any contingent liabilities on acquisition; none were not recognised due to fair value not being able to be measured reliably.

Costs related to the acquisition of Terminix Global Holdings, Inc. recognised as an expense amounted to £68m recognised in operating costs and £16m recognised as the cost of issuing new shares in equity.

From the date of acquisition to 31 December 2022, this acquisition contributed £354m to revenue and a loss of £6m to operating profit. The effect on the results of the combined entity as if the acquisition had occurred on 1 January 2022 is shown at the bottom of page 171.

Upon completion, all unvested Terminix employee share awards were converted into share awards over Rentokil Initial ADSs that continue to have, and shall be subject to, the same terms and conditions as applied in the corresponding Terminix awards immediately prior to completion.

Goodwill on all acquisitions represents the synergies and other benefits expected to be realised from integrating acquired businesses into the Group, such as improved route density, expansion in use of best-in-class digital tools and back office synergies. Details of goodwill and the fair value of net assets acquired in the year are as follows:

	Terminix Global Holdings, Inc. 2022 £m	Individually immaterial acquisitions 2022 £m	Total 2022 £m	2021 £m
Purchase consideration				
– Cash paid	1,087	214	1,301	273
– Deferred and contingent consideration	–	45	45	41
– Equity interests[1]	3,023	–	3,023	–
Total purchase consideration	4,110	259	4,369	314
Fair value of net assets acquired	(934)	(87)	(1,021)	(83)
Goodwill from current-year acquisitions	3,176	172	3,348	231
Goodwill expected to be deductible for tax purposes	–	60	60	146

1. Equity interests in Rentokil Initial plc issued to shareholders of £3,007m and replacement employee share awards of £16m.

Deferred consideration of £22m and contingent consideration of £23m are payable in respect of the above acquisitions (2021: £13m and £28m respectively). Contingent consideration is payable based on a variety of conditions including revenue and profit targets being met. Amounts for both deferred and contingent consideration are payable over the next five years. The Group has recognised contingent and deferred consideration based on fair value at the acquisition date. A range of outcomes for contingent consideration payments cannot be estimated due to the variety of performance conditions and the volume of businesses the Group acquires. During the year there were releases of contingent consideration liabilities not paid of £10m (2021: £1m).

The provisional fair values[1] of assets and liabilities arising from acquisitions in the year are as follows:

	Terminix Global Holdings, Inc. 2022 £m	Individually immaterial acquisitions 2022 £m	Total 2022 £m	2021 £m
Non-current assets				
– Intangible assets[2]	2,027	74	2,101	71
– Property, plant and equipment[3]	249	14	263	13
– Other non-current assets	143	–	143	2
Current assets[4]	701	28	729	37
Current liabilities[5]	(311)	(11)	(322)	(26)
Non-current liabilities[6]	(1,875)	(18)	(1,893)	(14)
Net assets acquired	934	87	1,021	83

1. The provisional fair values will be finalised in the 2023 Financial Statements. The fair values are provisional since the acquisition accounting has not yet been finalised, primarily due to the proximity of many acquisitions to the year end.
2. Includes £778m (2021: £70m) of customer lists, £1,292m (2021: £nil) of indefinite-lived brands and £31m (2021: £1m) of other intangibles.
3. Includes £200m (2021: £2m) of right-of-use assets.
4. Includes cash acquired of £322m (2021: £6m), inventory of £48m (2021: £3m) and trade and other receivables of £359m (2021: £28m).
5. Includes trade and other payables of £322m (2021: £26m).
6. Includes £445m of deferred tax liabilities relating to acquired intangibles (2021: £8m), £749m of debt that was acquired with the Terminix business and repaid in November 2022 (2021: £nil), lease liabilities of £214m (2021: £2m), termite damage claims provisions of £335m (2021: £nil) and other provisions of £140m (2021: £2m).

During the year the following adjustments were made to the provisional fair values of prior year acquisitions: a reduction in fair value of current assets of £6m, an increase in fair value of acquired intangibles of £2m and an increase in goodwill of £4m.

The cash outflow from current and past acquisitions is as follows:

	Terminix Global Holdings, Inc. 2022 £m	Individually immaterial acquisitions 2022 £m	Total 2022 £m	2021 £m
Total purchase consideration	4,110	259	4,369	314
Equity interests	(3,023)	–	(3,023)	–
Consideration payable in future periods	–	(45)	(45)	(41)
Purchase consideration paid in cash	1,087	214	1,301	273
Cash and cash equivalents in acquired companies and businesses	(313)	(9)	(322)	(6)
Cash outflow on current period acquisitions	774	205	979	267
Deferred consideration paid	–	39	39	196
Cash outflow on current and past acquisitions	774	244	1,018	463

From the dates of acquisition to 31 December 2022, these acquisitions (including Terminix) contributed £422m to revenue and £3m to operating profit (2021: £50m and £7m respectively).

If the acquisitions had occurred on 1 January 2022, the revenue and operating profit of the combined Group would have amounted to £5,109m and £444m respectively (2021: £3,031m and £357m respectively).

Notes to the Financial Statements
continued

B2. Intangible assets

Intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses, where applicable.

A breakdown of intangible assets is as shown below:

	Goodwill £m	Customer lists £m	Indefinite-lived brands £m	Other intangibles £m	Product development £m	Computer software £m	Total £m
Cost							
At 1 January 2021	1,653	824	–	66	40	145	2,728
Exchange differences	4	(13)	–	–	–	(2)	(11)
Additions	–	–	–	4	6	21	31
Disposals/retirements	–	(4)	–	(3)	–	(1)	(8)
Acquisition of companies and businesses[1]	228	69	–	–	–	–	297
Hyperinflationary adjustment	3	–	–	–	–	–	3
At 31 December 2021	1,888	876	–	67	46	163	3,040
At 1 January 2022	**1,888**	**876**	**–**	**67**	**46**	**163**	**3,040**
Exchange differences	**(72)**	**(5)**	**(107)**	**2**	**(1)**	**6**	**(177)**
Additions	**–**	**–**	**–**	**–**	**10**	**27**	**37**
Disposals/retirements	**–**	**(180)**	**–**	**(12)**	**–**	**(1)**	**(193)**
Acquisition of companies and businesses[1]	**3,352**	**779**	**1,292**	**23**	**–**	**11**	**5,457**
Hyperinflationary adjustment	**14**	**3**	**–**	**1**	**–**	**–**	**18**
Disposal of companies and businesses	**(1)**	**–**	**–**	**–**	**–**	**–**	**(1)**
At 31 December 2022	**5,181**	**1,473**	**1,185**	**81**	**55**	**206**	**8,181**
Accumulated amortisation and impairment							
At 1 January 2021	(45)	(585)	–	(47)	(27)	(102)	(806)
Exchange differences	1	10	–	–	–	1	12
Disposals/retirements	–	4	–	4	–	1	9
Impairment charge	–	–	–	–	–	(2)	(2)
Amortisation charge	–	(64)	–	(5)	(5)	(15)	(89)
At 31 December 2021	(44)	(635)	–	(48)	(32)	(117)	(876)
At 1 January 2022	**(44)**	**(635)**	**–**	**(48)**	**(32)**	**(117)**	**(876)**
Exchange differences	**1**	**(31)**	**–**	**(2)**	**–**	**(5)**	**(37)**
Disposals/retirements	**–**	**179**	**–**	**12**	**–**	**1**	**192**
Hyperinflationary adjustment	**–**	**(1)**	**–**	**–**	**–**	**–**	**(1)**
Impairment charge	**(22)**	**–**	**–**	**–**	**–**	**–**	**(22)**
Amortisation charge	**–**	**(85)**	**–**	**(6)**	**(5)**	**(22)**	**(118)**
At 31 December 2022	**(65)**	**(573)**	**–**	**(44)**	**(37)**	**(143)**	**(862)**
Net book value							
At 1 January 2021	1,608	239	–	19	13	43	1,922
At 31 December 2021	1,844	241	–	19	14	46	2,164
At 31 December 2022	**5,116**	**900**	**1,185**	**37**	**18**	**63**	**7,319**

1. Includes current-year acquisitions of £5,449m (2021: £301m) as well as adjustments to prior-year acquisitions within the measurement period.

The main categories of intangible assets are as follows:

Intangible assets – finite useful lives
Intangible assets with finite useful lives are initially measured at either cost or fair value and amortised on a straight-line basis over their useful economic lives, which are reviewed on an annual basis. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may exceed its recoverable amount. The fair value attributable to intangible assets acquired through a business combination is determined by discounting the expected future cash flows to be generated from that asset at the risk-adjusted weighted average cost of capital for the Group. The residual values of intangible assets are assumed to be £nil.

The estimated useful economic lives of intangible assets are as follows:

Customer lists:	3 to 15 years
Other intangibles:	2 to 15 years
Product development:	2 to 5 years
Computer software:	3 to 5 years

The following are the main categories of intangible assets with finite useful lives:

(a) Customer lists
Customer lists are acquired as part of business combinations. No value is attributed to internally generated customer lists.

(b) Other intangibles
Other intangibles consists of brands with finite useful lives and intellectual property. Brands are acquired as part of business combinations. No value is attributed to internally generated brands as expenditure incurred to develop, maintain and renew brands internally is recognised as an expense in the period incurred. Intellectual property costs are incurred in acquiring and maintaining patents and licences. These are recognised only if the cost can be measured reliably, and they are expected to generate economic benefits beyond one year, in excess of their cost.

(c) Product development
Costs incurred in the design and testing of new or improved products are recognised as intangible assets only if the cost can be measured reliably, and it is probable that the project will be a success considering its commercial and technological feasibility. Capitalised product development expenditure is measured at cost less accumulated amortisation.

Other development expenditure and all research expenditure are recognised as an expense as incurred and amount to £3m in the year (2021: £2m).

Development costs recognised as an expense are never reclassified as an asset in a subsequent period. Development costs that have been capitalised are amortised from the date the product is made available.

(d) Computer software
Costs that are directly associated with the production of identifiable and unique software products that are controlled by the Group (including employee costs and external software development costs) are recognised as intangible assets if they are expected to generate economic benefits beyond one year, in excess of their cost. Purchased computer software is initially recognised based on the costs incurred to acquire and bring it into use.

Costs associated with maintaining computer software are recognised as an expense in the period in which they are incurred.

Intangible assets – indefinite useful lives
(a) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired business at the date of acquisition. It is recognised as an intangible asset. Goodwill arising on the acquisition of an associate is included in investments in associates.

(b) Brands with indefinite useful lives
Brands with indefinite useful lives are acquired as part of business combinations. No value is attributed to internally generated brands as expenditure incurred to develop, maintain and renew brands internally is recognised as an expense in the period incurred.

The Terminix US and Terminix International brands are considered to have indefinite useful lives due to their long history in the US (being founded in 1927), and having a strong brand equity in the US for much of its history and now internationally. The Group plans to continue to support and invest in the Terminix brand, it controls all the associated assets that support the underlying business, and therefore it is considered that there is no foreseeable limit on the period over which these brands will continue to generate net cash inflows.

Goodwill and brands with indefinite useful lives are tested annually for impairment and carried at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to cash-generating units (CGUs) identified according to country of operation and reportable business unit. The way in which CGUs are identified has not changed from prior periods. Newly acquired entities might be a single CGU until such time that they can be integrated. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The recoverable amount of a CGU is determined based on the higher of value-in-use calculations using cash flow projections and fair value less costs to sell. The cash flow projections in year one are based on financial budgets approved by management, which are prepared as part of the Group's normal planning process. Cash flows for years two to five use management's expectation of revenue growth and operating profit margin, based on past experience and expectations regarding future performance and profitability for each CGU. Cash flows beyond the five-year period are extrapolated using estimated long-term growth rates (LTGR).

Cash flow projections included in the impairment review models include management's view of the impact of climate change, including costs related to the effects of climate change, as well as the future costs of the Group's commitment to reach net zero by 2040 and costs of compliance with current legal requirements. The potential increased costs, less any benefits that may occur, to meet these commitments are not expected to be material and therefore have resulted in no impairments during 2022.

A breakdown of goodwill by region is shown below:

	2022 £m	2021 £m
North America[1]	4,527	1,414
Europe (incl. LATAM)	241	109
UK & Sub-Saharan Africa	66	66
Asia & MENAT	196	178
Pacific	86	77
Total	**5,116**	**1,844**

1. Includes £2,878m (2021: £nil) relating to the US Terminix CGU and £1,555m (2021: £1,100m) relating to the US Pest Control CGU.

Impairment tests for goodwill and brands with indefinite useful lives
For the India, Lebanon, Argentina, and US Terminix CGUs, and any new acquisitions during the year, a fair value less costs to sell approach has been taken to support the carrying value of goodwill and brands with indefinite useful lives. During the year the Group recognised total impairments of £22m (2021: £nil) relating to Lebanon, Argentina, Brazil, and Turkey CGUs. For all other goodwill balances it can be demonstrated that there is sufficient headroom in the recoverable amount of the CGU goodwill balances based on the assumptions made, and there is no reasonably likely scenario under which material impairment could be expected to occur in the next 12 months based on the testing performed.

For the US Terminix CGU that was acquired in October 2022, management has performed a review of the financial performance post-acquisition and concluded there is no reduction to the fair value of the CGU.

The key assumptions used by individual CGUs for value-in-use calculations were:

	2022 long-term growth rate[1]	2022 pre-tax discount rate	2021 long-term growth rate[1]	2021 pre-tax discount rate
North America[2]	**2.0%**	**8.4–10.3%**	2.0–2.2%	6.6–8.7%
Europe (incl. LATAM)	**1.3–3.0%**	**6.7–15.4%**	1.3–3.3%	7.1–15.4%
UK & Sub-Saharan Africa	**2.0–4.5%**	**8.0–12.3%**	2.0–4.5%	6.5–11.6%
Asia & MENAT	**1.5–4.0%**	**9.7–13.9%**	1.5–4.0%	8.2–12.6%
Pacific	**2.0–2.5%**	**10.2–11.0%**	2.2–2.4%	9.3–10.7%

1. Source: imf.org.
2. Key assumptions used by the US Pest Control CGU were a long-term growth rate of 2.0% (2021: 2.2%) and a pre-tax discount rate of 10.3% (2021: 7.7%). For US Pest Control CGU the recoverable amount exceeds the carrying amount by £1,692m (2021: £2,121m).

The growth rates used by individual CGUs are based on the LTGR predicted for the relevant sector and country in which a business operates. They do not exceed the long-term average growth rate for that industry or country. The pre-tax discount rates are internally calculated weighted average cost of capital for each category and country.

B3. Property, plant and equipment

Property, plant and equipment is stated at historic cost less depreciation with the exception of freehold land and assets under construction which are not depreciated. Historic cost includes expenditure that is directly attributable to the acquisition of the items.

A breakdown of property, plant and equipment is shown below:

	Land and buildings £m	Service contract equipment £m	Other plant and equipment £m	Vehicles and office equipment £m	Total £m
Cost					
At 1 January 2021	87	524	186	200	997
Exchange differences	(4)	(27)	(9)	(5)	(45)
Additions	3	94	13	19	129
Disposals	(2)	(73)	(3)	(18)	(96)
Acquisition of companies and businesses[1]	3	–	1	8	12
Reclassification from IFRS 16 ROU assets[2]	–	–	–	6	6
At 31 December 2021	87	518	188	210	1,003
At 1 January 2022	**87**	**518**	**188**	**210**	**1,003**
Exchange differences	**5**	**27**	**11**	**15**	**58**
Additions	**7**	**112**	**19**	**19**	**157**
Disposals	**(1)**	**(72)**	**(7)**	**(27)**	**(107)**
Acquisition of companies and businesses[1]	**29**	**2**	**4**	**30**	**65**
Reclassification from IFRS 16 ROU assets[2]	**–**	**–**	**–**	**8**	**8**
At 31 December 2022	**127**	**587**	**215**	**255**	**1,184**
Accumulated depreciation and impairment					
At 1 January 2021	(30)	(310)	(132)	(122)	(594)
Exchange differences	1	16	7	3	27
Disposals	1	72	2	15	90
Depreciation charge	(3)	(92)	(12)	(21)	(128)
At 31 December 2021	(31)	(314)	(135)	(125)	(605)
At 1 January 2022	**(31)**	**(314)**	**(135)**	**(125)**	**(605)**
Exchange differences	**(3)**	**(18)**	**(8)**	**(11)**	**(40)**
Disposals	**1**	**72**	**6**	**25**	**104**
Impairment charge	**(8)**	**–**	**–**	**–**	**(8)**
Depreciation charge	**(3)**	**(96)**	**(14)**	**(27)**	**(140)**
At 31 December 2022	**(44)**	**(356)**	**(151)**	**(138)**	**(689)**
Net book value					
At 1 January 2021	57	214	54	78	403
At 31 December 2021	56	204	53	85	398
At 31 December 2022	**83**	**231**	**64**	**117**	**495**

1. Includes current-year acquisitions of £64m (2021: £11m) as well as adjustments to prior-year acquisitions within the measurement period.
2. Certain leased assets become owned assets at the end of their lease period and are therefore reclassified from ROU assets (Note B4).

Depreciation of assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:

Freehold buildings:	50 to 100 years
Leasehold improvements:	Shorter of the lease term or estimated useful life
Vehicles:	4 to 10 years
Plant and equipment (including service contract equipment):	3 to 10 years
Office equipment, furniture and fittings:	3 to 10 years

Residual values and useful lives of assets are reviewed annually and amended as necessary. Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the fixed asset may exceed its recoverable amount. There were £8m of impairments in the year (2021: £nil) recognised due to the forthcoming closure of surplus office space related to the Terminix acquisition.

When assets are sold, the gain or loss between sale proceeds and net book value is recognised in the income statement.

The category of service contract equipment represents the pool of assets used by the Group in delivering contracted services to customers. Land and buildings comprise mainly offices and warehouses.

B4. Leases

The Group leases land and buildings, vehicles and other equipment. The lease durations vary from lease to lease according to the asset leased and local practices. Some of the Group's leases have extension and termination options attached to them. Lease extension options and lease termination options are only included in the calculation of the lease liability if there is reasonable certainty that they will be exercised. Judgement is required to determine the level of certainty.

The value of leases to which the Group is committed but have not yet commenced is not material.

A breakdown of the right-of-use (ROU) assets is shown below:

	Land and buildings £m	Vehicles £m	Other equipment £m	Total £m
Net book value				
At 1 January 2021	96	120	2	218
Exchange differences	(2)	(1)	–	(3)
Additions	33	56	2	91
Disposals	(1)	(1)	–	(2)
Acquisition of companies and businesses[1]	5	3	–	8
Depreciation charge	(37)	(39)	(2)	(78)
Reclassification to property, plant and equipment[2]	–	(6)	–	(6)
At 31 December 2021	94	132	2	228
At 1 January 2022	**94**	**132**	**2**	**228**
Exchange differences	**–**	**3**	**–**	**3**
Additions	**69**	**69**	**–**	**138**
Acquisition of companies and businesses[1]	**79**	**120**	**–**	**199**
Impairment charge[3]	**(17)**	**–**	**–**	**(17)**
Depreciation charge	**(43)**	**(45)**	**(1)**	**(89)**
Reclassification to property, plant and equipment[2]	**–**	**(8)**	**–**	**(8)**
At 31 December 2022	**182**	**271**	**1**	**454**

1. Includes current-year acquisitions of £200m (2021: £2m) as well as adjustments to prior-year acquisitions within the measurement period.
2. Certain leased assets become owned assets at the end of their lease period and are therefore reclassified to property, plant and equipment (Note B3).
3. Impairment relates to closure of surplus property in the US. The recoverable amount of the impaired ROU assets is £25m based on value-in-use calculation and a 6% discount rate.

Notes to the Financial Statements
continued

Analysis of the Group's lease liabilities is shown below:

	2022 £m	2021 £m
At 1 January	217	215
Exchange differences	(1)	(4)
Lease payments	(114)	(94)
Interest	10	6
Additions	140	89
Acquisition of companies and businesses	215	5
At 31 December	**467**	217
Analysed as follows:		
Non-current	332	139
Current	135	78
Total	**467**	217

Lease liabilities analysed by currency:

	2022 £m	2021 £m
Pound sterling	34	33
Euro	61	57
US dollar	314	89
Other currencies	58	38
At 31 December	**467**	217

Lease liabilities are payable as follows:

	2022 £m	2021 £m
Less than one year	144	80
Between one and five years	277	138
More than five years	82	13
Future minimum payments	**503**	231
Effect of discounting	(36)	(14)
Carrying value	**467**	217

Other lease costs not already described are set out below:

	2022 £m	2021 £m
Expenses relating to short-term leases	13	12
Expenses relating to leases of low-value assets	8	6
Expenses relating to variable lease payments	–	1
At 31 December	**21**	19

The Group has no material arrangements where it acts as a lessor.

B5. Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	2022 £m	2021 £m
Property, plant and equipment	37	14
Intangible assets	3	1
Total	**40**	15

B6. Investments in associated undertakings

	2022 £m	2021 £m
Interest in Nippon Calmic Limited	**32**	29
Interest in individually immaterial associated undertakings	**21**	1
At 31 December	**53**	30

Nippon Calmic Ltd

Nippon Calmic Ltd is an associated undertaking in Japan in which the Group has a 49% interest. The associate is unlisted and the investment value is shown below.

	2022 £m	2021 £m
At 1 January	**29**	27
Exchange differences	**(1)**	(2)
Share of profit[1]	**8**	8
Dividends received	**(4)**	(4)
At 31 December	**32**	29

1. Share of profit is net of tax of £4m (2021: £4m).

	Assets 2022 £m	Liabilities 2022 £m	Revenue 2022 £m	Profit 2022 £m	Assets 2021 £m	Liabilities 2021 £m	Revenue 2021 £m	Profit 2021 £m
Nippon Calmic Ltd (49%)	**66**	**(33)**	**52**	**8**	53	(24)	52	8

In addition to the interest in associates disclosed above, the Group also has interests in a number of individually immaterial associates that are accounted for using the equity method.

	2022 £m	2021 £m
At 1 January	**1**	—
Exchange differences	**(1)**	—
Acquisition	**20**	1
Share of profit	**1**	—
Dividends received	**—**	—
At 31 December	**21**	1

£1m (2021: £nil) relates to unrecognised share of losses related to associates.

Notes to the Financial Statements
continued

C. Financing
C1. Financial risk management

The Group's central treasury function manages cash, borrows on behalf of the Group and provides finance to Group companies in their local currencies. Treasury activity is governed by a Treasury Committee which is chaired by the Chief Financial Officer.

The main financial risks faced by the Group are set out below.

(a) Liquidity risk
The Group is committed to ensuring it has sufficient liquidity to meet its business needs, and appropriate reserves to cover operational underperformance or dislocation in the financial markets. It is the Group's policy to have headroom of unrestricted cash and available committed facilities of at least £600m, and the Treasury Committee manages financing requirements and associated headroom at least 12 months forward. Available commitments of $1.0bn (£827m) under the revolving credit facility (RCF) together with unrestricted cash of £867m gives the Group combined headroom of £1,694m at 31 December 2022 (2021: £785m).

During the year the Group amended, extended and increased its RCF with 16 relationship banks from £550m to $1.0bn in order to provide additional liquidity headroom in relation to the acquisition of Terminix Global Holdings, Inc. (see Note C7 for details). The RCF and other Group debt facilities have no financial covenants and the Group is compliant with other terms, conditions and undertakings of its debt facilities.

The Group targets an S&P Global (S&P) investment grade credit rating for debt issuance of BBB over the medium term. In line with S&P liquidity ratio requirements, debt maturities are financed at least 12 months in advance using available cash or committed facilities, or by issuance of new debt. Management maintains an active dialogue with S&P, as well as the Group's relationship banks, to ensure that any changes to the Group's financing and acquisition strategies are understood. S&P affirmed the Group's rating as BBB following the acquisition of Terminix Global Holdings, Inc.

The Group has no debt maturities falling due in 2023.

The following bonds: €400m due November 2024, €500m due May 2026 and €600m due October 2028; issued under the Group's Euro Medium-Term Notes (EMTN) Programme contain a coupon step-up which increases the coupon payable by 1.25% in the event that the Group is downgraded to BB+ or below (sub-investment grade). The Group's bonds may be called by their investors at par in the event of a change of control of the Group. They may also be called within 120 days if the Group's debt is downgraded below investment grade, or if the rating is withdrawn and the rating agency confirms in writing, either publicly or to the Group or the Trustee, that the rating action occurred either wholly or in part due to a change of control. All other bonds issued under the EMTN Programme do not contain the coupon step-up.

(b) Credit risk
The Group has no significant concentration of credit risk. Sales are typically low-value, high-volume, spreading the risk across a large number of customers and geographies. Policies are in place to ensure that credit sales are only made to customers with an appropriate credit history. The Group operates in some territories where there is increased exposure to trade credit risks and in those territories the Group puts in place appropriate measures to manage its credit risk exposure.

In order to protect the liquid assets and funding relationships of the Group, management aims to maintain banking relationships with counterparties that carry a long-term credit rating of at least A-, or equivalent rating with one of the major credit rating agencies. In countries where no banks are rated A- or above, balances are monitored monthly and kept to a minimum. In addition, funds held with all counterparties are subject to limits. All exposures are monitored and reported to the Treasury Committee each month. The Group also monitors the creditworthiness of its lenders to ensure that commitments under its facilities are available as needed.

At 31 December 2022 the Group had a total of £36m of cash held on bank accounts with banks rated below A- by S&P (2021: £11m). The highest concentration with any single bank rated below A- was £14m (2021: £2m).

(c) Market risk
Foreign exchange risk
The Group's worldwide operations generate profits and cash flows in foreign currencies. Sales and purchases are typically denominated in the currency of the country in which they are transacted, and the Group's cross-border procurement is considered insignificant. Sterling procurement and central costs mean that foreign currencies constitute more than 100% of Group Adjusted Operating Profit at approximately 104%.

The Group's primary exposure to foreign exchange risk is in relation to the translation of assets and liabilities, and the Group aims to hold debt in currencies in proportion to its forecast foreign currency profits and cash flows. Foreign exchange derivatives are used to manage foreign currency exposures in excess of £0.5m (£5.0m for USD) that are not covered by debt or assets in the same (or another highly correlated) currency, as long as it makes sense from an economic perspective to do so. The Treasury Committee monitors foreign exchange exposures on a monthly basis. Dealing in foreign exchange products is controlled by dealing mandates approved by the Treasury Committee and all foreign exchange transactions are covered by ISDA documentation.

The most significant foreign currency groups are US dollars and euros, which make up 48% and 29% of Group Adjusted Operating Profit respectively.

At 31 December 2022 the Group's net debt was approximately 66% US dollar (2021: 57%), 23% euro (2021: 45%) and 11% in other currencies including pound sterling. The translation of the interest element of euro and US dollar debt provides a partial income statement offset to the translation of earnings.

The Group calculates a hypothetical foreign exchange impact on the income statement and foreign currency translation of net investments in foreign subsidiaries for a 10% movement in foreign exchange rates. The Group's principal foreign currency exposure is the US dollar. For US dollars, a 10% movement in £/$ would result in a £25m increase/decrease (2021: £19m) in Adjusted Operating Profit, offset by a £3m decrease/increase (2021: £2m) in interest payable and a £377m increase/decrease (2021: £50m) in other comprehensive income. A 10% movement in £/€ would result in a £15m increase/decrease (2021: £16m) in Adjusted Operating Profit, offset by a £3m decrease/increase (2021: £1m) in interest payable and a £nil increase/decrease (2021: £5m) in other comprehensive income. The other comprehensive income impact also includes the offsetting impact from financial instruments used to hedge the retranslation of the net investment in subsidiaries for US dollar is £210m (2021: £54m) and euro is £46m (2021: £42m). Where possible, currency cash flows are used to settle liabilities in the same currency in preference to selling currency in the market.

Interest rate risk

The Group seeks to manage interest rate risk to ensure reasonable certainty of its interest charge while allowing an element of risk exposure consistent with the variability of its cash flows. Interest rate risk is managed by the use of fixed interest debt and interest rate derivatives, which are approved in advance by the Treasury Committee. The Group policy is to fix a minimum of 50% of its estimated future interest rate exposures (excluding pensions) for a minimum period of 12 months forward. The Treasury Committee reviews this exposure monthly.

A hypothetical 1.0% increase in euro interest rates would reduce the market value of the Group's bond liabilities by £128m at 31 December 2022 (2021: £62m). The income statement impact is £nil as changes in interest rates do not change the expected cash flows on the bonds.

The Group had outstanding bond debt issues at 31 December 2022 with a fair market value of £2,826m (2021: £1,272m). This exceeds the book value of £2,987m (2021: £1,254m) as a result of reductions in interest rates in Europe. There are no circumstances where the Group would be obliged to pay the fair market value. The Group could however decide to redeem some or all of its bonds early and the fair market value is indicative of the price that would be required to do so.

(d) Capital risk

The Group is committed to maintaining a debt/equity structure that allows continued access to a broad range of financing sources and sufficient flexibility to pursue commercial opportunities as they present themselves, without onerous financing terms and conditions. The Group's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support the Group's strategy. The Group uses S&P's ratings methodology for a BBB issuer to manage its capital risk. In the event that a ratings downgrade is likely net debt can be managed by reducing or suspending dividends, M&A spend and capital expenditure. The Group would also consider raising additional equity to protect its BBB rating.

(e) Treasury risk

The Group's treasury activities are governed by a treasury policy, which is reviewed and approved by the Board on an annual basis. The treasury policy covers all activities associated with managing the above risks. The policy requires that financial instruments are only utilised to manage known financial exposures and speculative derivative contracts are not entered into. The treasury policy requires that treasury must approve opening and closing of all bank accounts, and that funds transfers and other payments are only made in accordance with bank mandates.

To ensure an appropriate control environment exists in the treasury function, duties are segregated between front and back office teams. In addition a number of controls are in place to protect against potential cyber security and other risks.

C2. Net debt

Closing net debt comprises:

	Notes	2022 £m	2021 £m
Current			
Cash and cash equivalents in the Consolidated Balance Sheet	C3	2,170	668
Other investments	C4	1	2
Fair value of debt-related derivatives		–	1
Bank and other short-term borrowings[1]		(1,355)	(459)
Lease liabilities	B4	(135)	(78)
Non-current			
Fair value of debt-related derivatives		(71)	(24)
Bank and other long-term borrowings[2]		(3,574)	(1,256)
Lease liabilities	B4	(332)	(139)
Total net debt		**(3,296)**	**(1,285)**

1. Bank and other short-term borrowings consists of £1,291m overdraft (2021: £426m), £24m overseas loans (2021: £30m) and £40m bond accruals (2021: £3m).
2. Bank and other long-term borrowings consists of £2,987m bond debt (2021: £1,254m) and £587m loans (2021: £2m).

The currency split and cash flows of bank, other borrowings and debt-related derivatives are as follows:

	2022 £m	2021 £m
Pound sterling	1,727	48
Euro	927	856
US dollar	2,322	783
Other currencies	24	51
Carrying value	**5,000**	**1,738**
Fair value component of derivatives and interest	567	9
Undiscounted value	**5,567**	**1,747**
Analysis of undiscounted cash flows of bank and other borrowings:		
Less than one year	1,435	450
Between one and five years	3,075	788
More than five years	1,057	509
Future minimum payments	**5,567**	**1,747**

Notes to the Financial Statements
continued

Reconciliation of net change in cash and cash equivalents to net debt:

	Notes	Opening 2022 £m	Cash flows £m	Non-cash (fair value changes, accruals and acquisitions) £m	Non-cash (foreign exchange, additions and other) £m	Closing 2022 £m
Bank and other short-term borrowings		(459)	(121)	(771)	(4)	(1,355)
Bank and other long-term borrowings		(1,256)	(2,257)	–	(61)	(3,574)
Lease liabilities	B4	(217)	114	(225)	(139)	(467)
Other investments		1	–	–	–	1
Fair value of debt-related derivatives		(22)	(7)	19	(61)	(71)
Gross debt		**(1,953)**	**(2,271)**	**(977)**	**(265)**	**(5,466)**
Cash and cash equivalents in the Consolidated Balance Sheet		668	1,591	–	(89)	2,170
Net debt		**(1,285)**	**(680)**	**(977)**	**(354)**	**(3,296)**

	Notes	Opening 2021 £m	Cash flows £m	Non-cash (fair value changes, accruals and acquisitions) £m	Non-cash (foreign exchange, additions and other) £m	Closing 2021 £m
Bank and other short-term borrowings		(1,591)	1,135	(12)	9	(459)
Bank and other long-term borrowings		(1,338)	15	(12)	79	(1,256)
Lease liabilities	B4	(215)	94	(5)	(91)	(217)
Other investments		172	(171)	–	–	1
Fair value of debt-related derivatives		7	31	(3)	(57)	(22)
Gross debt		**(2,965)**	**1,104**	**(32)**	**(60)**	**(1,953)**
Cash and cash equivalents in the Consolidated Balance Sheet		1,950	(1,267)	–	(15)	668
Net debt		**(1,015)**	**(163)**	**(32)**	**(75)**	**(1,285)**

The foreign exchange loss on debt and derivatives amounted to £74m (2021: £30m gain). The loss primarily resulted from a strengthening of the euro by 6 cents and a strengthening of the US dollar by 14 cents. Included within the net decrease in cash and cash equivalents is £4m cash paid on debt-related foreign exchange forward contracts (which is included within financing activities in the Consolidated Cash Flow Statement) (2021: £19m).

The total borrowings cash increase of £2,378m (2021: decrease of £1,149m) includes £2,383m proceeds from new debt (2021: £5m) (included in financing activities) and £865m increase in overdraft (2021: £972m decrease), offset by £844m debt repayment (included in financing activities) (2021: £167m) and £26m settlement of interest accrued (included within operating activities) (2021: £15m).

The derivatives cash increase of £7m (2021: £31m decrease) includes £26m inflow (2021: £19m outflow) of cash paid on debt-related foreign exchange swaps (included in financing activities) and £19m (2021: £12m) interest paid (included in operating activities).

The cash outflow of £114m from leases liabilities (2021: £94m) includes £104m capital paid (included within financing activities) (2021: £88m) and £10m interest paid (included in operating activities) (2021: £6m).

Fair value is equal to carrying value for all elements of net debt with the exception of bond debt, which has a carrying value of £2,987m (2021: £1,254m) and a fair value of £2,826m (2021: £1,272m).

The Group operates notional pooling arrangements whereby cash balances and overdrafts held within the same bank have a legal right of offset. The following table shows the effect of offsetting in the balance sheet due to financial instruments subject to enforceable netting arrangements:

	Notes	Gross amount 2022 £m	Gross amounts set off in the balance sheet 2022 £m	Net amounts presented in the balance sheet 2022 £m	Amount subject to master netting arrangement 2022 £m	Net amount 2022 £m
Financial assets						
Cash and cash equivalents	C3	2,170	–	2,170	(1,291)	879
Trade and other receivables	A3	843	–	843	–	843
Other financial assets	C4	1	–	1	–	1
Derivative financial instruments	C6	21	–	21	(21)	–
Total		**3,035**	**–**	**3,035**	**(1,312)**	**1,723**
Financial liabilities						
Trade and other payables	A5	(896)	–	(896)	–	(896)
Borrowings	C2	(4,929)	–	(4,929)	1,291	(3,638)
Lease liabilities	B4	(467)	–	(467)	–	(467)
Derivative financial instruments	C6	(92)	–	(92)	21	(71)
Total		**(6,384)**	**–**	**(6,384)**	**1,312**	**(5,072)**

	Notes	Gross amount 2021 £m	Gross amounts set off in the balance sheet 2021 £m	Net amounts presented in the balance sheet 2021 £m	Amount subject to master netting arrangement 2021 £m	Net amount 2021 £m
Financial assets						
Cash and cash equivalents	C3	668	–	668	(423)	245
Trade and other receivables[1]	A3	506	–	506	–	506
Other financial assets	C4	2	–	2	–	2
Derivative financial instruments	C6	12	–	12	(8)	4
Total		**1,188**	**–**	**1,188**	**(431)**	**757**
Financial liabilities						
Trade and other payables[2]	A5	(597)	–	(597)	–	(597)
Borrowings	C2	(1,715)	–	(1,715)	423	(1,292)
Lease liabilities	B4	(217)	–	(217)	–	(217)
Derivative financial instruments	C6	(35)	–	(35)	8	(27)
Total		**(2,564)**	**–**	**(2,564)**	**431**	**(2,133)**

1. Trade and other receivables have been restated in 2021 due to a correction to exclude prepayments of £35m.
2. Trade and other payables have been restated in 2021 due to a correction to exclude social security and other taxes of £72m and contract liabilities of £167m.

C3. Cash and cash equivalents

Cash and cash equivalents include cash in hand, short-term bank deposits and other short-term highly liquid investments with original maturities of three months or less (and subject to insignificant changes in value). In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Cash at bank and in hand includes £13m (2021: £7m) of restricted cash. This cash is held in respect of specific contracts and can only be utilised in line with terms under the contractual arrangements.

Cash at bank and in hand also includes £69m (2021: £66m) of cash held in countries with foreign exchange regulations. This cash is repatriated to the UK where possible, if it is not required for operational purposes in country.

Fair value is equal to carrying value for all cash and cash equivalents.

	Gross amounts 2022 £m	Gross amounts 2021 £m
Cash at bank and in hand	1,713	554
Money market funds	236	52
Short-term bank deposits	221	62
Cash and cash equivalents in the Consolidated Balance Sheet	**2,170**	668
Bank overdraft	(1,291)	(426)
Cash and cash equivalents in the Consolidated Cash Flow Statement	**879**	242

As far as it is practical to do so, cash balances are held centrally and are used first to repay borrowings under the Group's banking facilities before being placed on deposit.

C4. Other investments

Other investments held at year end mainly comprised investments in unlisted shares in a joint venture based in the Cayman Islands and term deposits maturing in more than three months from the date that the deposit was placed. The weighted average effective interest rate earned is nil% (2021: 0.4%) with £1m fixed for six months to one year (2021: £2m). Fair value is equal to carrying value for all other investments.

Financial assets are denominated in the following currencies:

	2022 £m	2021 £m
Pound sterling	1	2
Other	23	–
	24	2
Analysed as follows:		
Current portion	1	2
Non-current portion	23	–
	24	2

None of the financial assets are either past due or impaired in 2022 (2021: none).

Notes to the Financial Statements
continued

C5. Derivative financial instruments

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at the balance sheet date. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. At the inception of the transaction the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values of hedged items.

Certain financial instruments are not designated or do not qualify for hedge accounting. Typically the Group will not designate financial instruments for hedge accounting where a perfect or near perfect offset is expected between the change in value of assets and liabilities. Changes in the fair value of any derivative instruments in this category are immediately recognised in the income statement. Where financial instruments are designated for hedge accounting they are designated as either fair value hedge, net investment hedge or cash flow hedge. When designating cross-currency swaps, the cost of hedging has been excluded from the relationship and any movement in the fair value related to the cost of hedging is deferred in equity and amortised over the life of the hedged item.

(a) Fair value hedge

These instruments are used to hedge exposure to changes in the fair value of recognised assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. There were no fair value hedges as at the year end date.

(b) Net investment hedge

These instruments are used to hedge exposure on translation of net investments in foreign operations. Any gain or loss on the hedging instrument related to the effective portion of the hedge is recognised in other comprehensive income; the gain or loss related to the ineffective portion is recognised immediately in the income statement. In the event of disposal of a foreign operation, the gains and losses accumulated in other comprehensive income are recycled through the income statement. All currencies are directly hedged therefore the hedge ratio is considered to be 1:1.

The Group expects that the values of the hedged item and hedging instrument will move in opposite directions in response to movements in the same hedged risk. Where there are sufficient levels of denominated net assets, the critical terms are deemed to match.

The following net investment hedges were in place at 31 December 2022:

US dollar net investment hedge relationship: $2,091m cross-currency swaps notional (2021: $807m), $700m term loan (2021: $nil) and $274m cross-currency swaps future interest cash flows (2021: $93m) have been used to hedge $3,065m of the net assets of the US operating subsidiaries (2021: $900m). The movement in the cross-currency swaps due to changes in $/£ exchange rates are in the opposite direction of the changes due to $/£ in the subsidiaries' assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Euro net investment hedge relationship: €577m bonds (2021: €552m) are used to hedge the net assets of the euro operating subsidiaries totalling €577m (2021: €552m). The movement in the bonds due to changes in €/£ exchange rates are in the opposite direction of the changes due to €/£ in the subsidiaries' assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Australian dollar (AUD) net investment hedge relationship: AUD8m overdraft (2021: AUD9m) is used to hedge AUD8m of the net assets of the AUD denominated operating subsidiaries. The movement in the overdraft balance due to changes in AUD/GBP exchange rates are in the opposite direction of the changes due to AUD/GBP in the subsidiaries' assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Japanese yen (JPY) net investment hedge relationship: JPY1,925m cross-currency swap notional (2021: JPY1,250m) offset by JPY55m cross-currency swaps future interest cash inflows (2021: JPYnil) have been used to hedge JPY1,870m of the net assets of the Japanese associate. The movement in the cross-currency swaps due to changes in JPY/GBP exchange rates are in the opposite direction of the changes due to JPY/GBP in the associate's assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

During the year there was a loss of £1m (2021: £2m gain) relating to ineffectiveness of net investment in foreign entity hedges. The main source of ineffectiveness of the net investment hedge is the off-market value of the cross-currency swaps used to hedge US dollar net assets at the hedge designation date. Ineffectiveness due to changes in the counterparty credit risk was not material in the year and is expected to remain the same because the Group's counterparties have at least one credit rating of A- or above.

For the year ended 31 December 2022, the amount in comprehensive income related to net investment hedge accounting was a loss of £68m (2021: £15m gain).

The effect of the foreign currency related hedging instruments on the Group's financial position and performance is shown in the table below:

Hedging instruments	Currency	Carrying amount at year end date £m	Notional amount £m	Maturity date	Hedge ratio	Change in fair value of outstanding instrument £m	Change in fair value of hedged item £m	Ineffectiveness £m	Weighted average foreign exchange rate for the year
				2022					
Cross-currency swaps	**USD**	**(105)**	**1,728**	**November 2024 – October 2028**	**1:1**	**(109)**	**(108)**	**(1)**	**1.250**
Cross-currency swaps	**JPY**	**–**	**12**	**November 2024**	**1:1**	**–**	**–**	**–**	**137.071**
Bonds	**EUR**	**(510)**	**(510)**	**June 2027 – June 2030**	**1:1**	**(22)**	**(22)**	**–**	**1.154**
Term loan	**USD**	**(579)**	**(579)**	**October 2025**	**1:1**	**60**	**60**	**–**	**1.152**
Overdraft	**AUD**	**(5)**	**(5)**	**n/a**	**1:1**	**–**	**–**	**–**	**1.819**

Hedging instruments	Currency	Carrying amount at year end date £m	Notional amount £m	Maturity date	Hedge ratio	Change in fair value of outstanding instrument £m	Change in fair value of hedged item £m	Ineffectiveness £m	Weighted average foreign exchange rate for the year
				2021					
Cross-currency swaps	USD	2	596	November 2024 – October 2028	1:1	(16)	(18)	2	1.296
Cross-currency swaps	JPY	1	8	November 2022	1:1	1	1	–	134.326
Bonds	EUR	(463)	(464)	November 2024 – October 2028	1:1	28	28	–	1.147
Overdraft	AUD	(5)	(5)	n/a	1:1	–	–	–	1.857

(c) Cash flow hedge

These instruments are used to hedge a highly probable forecast transaction, or a change in the cash flows of a recognised asset or liability. The portion of the gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income. Any ineffective portion is immediately recognised in the income statement. The gains or losses that are recognised in comprehensive income are transferred to the income statement in the same period in which the hedged cash flows affect the income statement. In the event that the hedged item occurs or is no longer expected to occur, accumulated gains or losses held in the cash flow hedge reserve are immediately recognised in the income statement. In the event that the hedged item is expected to occur but no longer meets the requirements of hedge accounting, accumulated gains or losses remain in other comprehensive income and are only recognised in the income statement when the forecast transaction occurs or is no longer expected to occur. All cash flow hedge relationships are hedges of a foreign currency risk and all currencies were directly hedged, therefore the hedge ratio is considered to be 1:1.

Cash flow hedge accounting has been applied to derivatives (marked as 'cash flow hedge' in the table on page 184) in accordance with IFRS 9. Where no hedge accounting has been applied, related derivatives have been marked as 'non-hedge'.

The hedged item, a euro bond, creates an exposure to pay interest annually and the principal at maturity. By receiving the same amount at the same dates through a cross-currency swap, this exposure is eliminated. Since the critical terms of the derivative and the hedged debt match (i.e. matching currencies, payment dates and interest rate on the leg of the swap offsetting the bond), the change in value of the derivative, excluding any basis risk, will be considered to completely offset the changes in the hedged cash flow.

Any ineffectiveness on the cash flow hedge is taken directly to finance costs. During the year there was a gain of £21m (2021: loss of £1m) from those derivatives in a cash flow hedge relationship relating to the refinancing of Terminix debt. Ineffectiveness due to changes in the counterparty credit risk was not material in the year and is expected to remain the same because the Group's counterparties credit rating is A- and above.

Cash flow hedge accounting has been applied to €400m (2021: €340m) of the €400m 2024 bond, €500m (2021: €179m) of the €500m 2026 bond, €421m (2021: €nil) of the €850m 2027 bond and €600m (2021: €175m) of the €600m 2028 bond. The cross-currency interest rate swaps are used as hedging instruments to hedge the volatility in the £/€ exchange rate of the bonds. For the year ended 31 December 2022, the amount in comprehensive income related to cash flow hedge accounting was a loss of £6m (2021: £13m gain).

The effect of the foreign currency related hedging instruments on the Group's financial position and performance is shown in the table below:

				2022					
Hedging instruments	Currency	Carrying amount at year end date £m	Notional amount £m	Maturity date	Hedge ratio	Change in fair value of outstanding instrument £m	Cumulative change in fair value of hedged item £m	Ineffectiveness £m	Weighted average rate for the year
Cross-currency swaps	**EUR**	**34**	**1,700**	**November 2024 – October 2028**	**1:1**	**60**	**61**	**(1)**	**1.150**

				2021					
Hedging instruments	Currency	Carrying amount at year end date £m	Notional amount £m	Maturity date	Hedge ratio	Change in fair value of outstanding instrument £m	Cumulative change in fair value of hedged item £m	Ineffectiveness £m	Weighted average rate for the year
Cross-currency swaps	EUR	(25)	695	November 2024 – October 2028	1:1	(24)	(23)	(1)	1.131

Amount in cash flow hedge reserves related to continuing hedges is a gain of £3m (2021: £9m gain), and the amount related to discontinued hedges is £nil (2021: £nil).

C6. Fair value estimation

All financial instruments held at fair value are classified by reference to the source of inputs used to derive the fair value. The following hierarchy is used:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly as prices or indirectly through modelling based on prices; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices
Interest rate/currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Borrowings not traded in active markets (term loans and uncommitted facilities)	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Contingent consideration (including put option liability)	3	Discounted cash flow using WACC

	Fair value assets 2022 £m	Fair value liabilities 2022 £m	Fair value assets 2021 £m	Fair value liabilities 2021 £m
Interest rate swaps (level 2):				
– non-hedge	**–**	**–**	–	(1)
– cash flow hedge	**36**	**(2)**	–	(25)
– net investment hedge	**15**	**(120)**	11	(8)
Foreign exchange swaps (level 2):				
– non-hedge	**–**	**–**	1	(1)
	51	**(122)**	12	(35)
Analysed as follows:				
Current portion	**–**	**–**	2	(1)
Non-current portion	**51**	**(122)**	10	(34)
Derivative financial instruments	**51**	**(122)**	12	(35)
Contingent consideration (including put option liability) (level 3)	**–**	**(70)**	–	(75)
Analysed as follows:				
Current portion	**–**	**(32)**	–	(23)
Non-current portion	**–**	**(38)**	–	(52)
Other payables	**–**	**(70)**	–	(75)

Certain interest rate swaps have been bifurcated to manage different foreign exchange risks. The interest rate swaps are shown on the balance sheet as net derivative assets £21m (2021: £12m) and net derivative liabilities £92m (2021: £35m).

The effective nominal value of foreign exchange swaps is £17m (2021: £39m) and foreign exchange forwards is £nil (2021: £34m).

Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction), there are not considered to be any changes in input that would have a material impact on the contingent consideration liability.

	Contingent consideration 2022 £m	Contingent consideration 2021 £m
At 1 January	75	63
Exchange differences	(2)	(8)
Acquisitions	18	24
Payments	(24)	(12)
Revaluation of put option through equity	3	8
At 31 December	70	75

Fair value is equal to carrying value for all other trade and other payables.

The table below analyses the Group's derivative financial instruments that will be settled on a gross basis, into relevant maturity groupings based on the remaining period to the contractual maturity date at the balance sheet date.

	Less than 1 year £m	Between 1 and 2 years £m	Between 2 and 5 years £m	More than 5 years £m	Total £m
At 31 December 2022					
Cross-currency interest rate swaps:					
– outflow	(64)	(460)	(909)	(549)	(1,982)
– inflow	20	390	874	534	1,818
Interest rate swaps:					
– outflow	(1)	(3)	–	–	(4)
– inflow	10	9	–	–	19
Foreign exchange swaps:					
– outflow	(15)	–	–	–	(15)
– inflow	15	–	–	–	15
Foreign exchange forwards:					
– outflow	–	–	–	–	–
– inflow	–	–	–	–	–
Net inflow/(outflow)	(35)	(64)	(35)	(15)	(149)
At 31 December 2021					
Cross-currency interest rate swaps:					
– outflow	(18)	(14)	(471)	(158)	(661)
– inflow	12	5	445	148	610
Interest rate swaps:					
– outflow	(8)	(6)	(6)	–	(20)
– inflow	2	3	4	–	9
Foreign exchange swaps:					
– outflow	(385)	–	–	–	(385)
– inflow	387	–	–	–	387
Foreign exchange forwards:					
– outflow	(34)	–	–	–	(34)
– inflow	34	–	–	–	34
Net inflow/(outflow)	(10)	(12)	(28)	(10)	(60)

C7. Analysis of bank and bond debt

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.

The Group's bank debt facilities comprise:

	Facility amount 2022 £m	Drawn at year end 2022 £m	Headroom 2022 £m	Interest rate at year end 2022 %	Facility amount 2021 £m	Drawn at year end 2021 £m	Headroom 2021 £m	Interest rate at year end 2021 %
Non-current								
$700m term loan due October 2025	579	579	–	4.9	–	–	–	–
$1.0bn RCF due October 2027	827	–	827	0.14	–	–	–	–
£550m RCF due August 2025	–	–	–	–	550	–	550	0.14

During the year the Group amended, extended and increased its RCF with 16 relationship banks from £550m to $1.0bn in order to provide additional liquidity headroom in relation to the acquisition of Terminix Global Holdings, Inc. The RCF was undrawn throughout 2021 and 2022.

In addition, the Group entered into a £120m uncommitted RCF facility with ING Bank N.V. which was drawn down in full and repaid during the period. This facility was cancelled on 30 June 2022.

Notes to the Financial Statements
continued

In June 2022, the Group issued three new bonds: €850m 5-year at 3.875%; €600m 8-year at 4.375%; and £400m 10-year at 5.0%. These bonds fully covered the $1.3bn cash element of the Terminix transaction consideration.

In October 2022 the Group entered into a term loan arrangement, borrowing $700m at a floating interest rate based on SOFR plus a 60bps margin.

There are no financial covenants on the RCF or any other debt facility.

Medium-term notes and bond debt comprises:

	Bond interest coupon 2022	Effective hedged interest rate 2022	Bond interest coupon 2021	Effective hedged interest rate 2021
Non-current				
€400m bond due November 2024	**Fixed 0.95%**	**Fixed 3.21%**	Fixed 0.95%	Fixed 3.08%
€500m bond due May 2026	**Fixed 0.875%**	**Fixed 1.78%**	Fixed 0.875%	Fixed 1.54%
€850m bond due June 2027	**Fixed 3.875%**	**Fixed 3.98%**	–	–
€600m bond due October 2028	**Fixed 0.5%**	**Fixed 1.3%**	Fixed 0.50%	Fixed 1.08%
€600m bond due June 2030	**Fixed 4.375%**	**Fixed 4.38%**	–	–
£400m bond due June 2032	**Fixed 5.0%**	**Fixed 5.11%**	–	–
Average cost of bond debt at year-end rates		**3.28%**		1.78%

The effective hedged interest rate reflects the interest rate payable after the impact of interest due from cross-currency swaps. The Group's hedging strategy is to hold foreign currency debt in proportion to foreign currency profit and cash flows, which are mainly in euro and US dollar. As a result, the Group has swapped a portion of the bonds it has issued into US dollars, thus increasing the effective hedged interest rate.

The Group considers the fair value of other current liabilities to be equal to the carrying value.

C8. Finance cost

	Note	2022 £m	2021 £m	2020 £m
Hedged interest payable on medium-term notes issued[1]		**39**	10	16
Interest payable on bank loans and overdrafts[1]		**5**	3	3
Interest payable on RCF[1]		**1**	1	5
Interest payable on foreign exchange swaps[2]		**19**	14	9
Interest payable on leases	B4	**10**	6	7
Amortisation of discount on provisions		**3**	–	–
Fair value loss on hedge ineffectiveness		**2**	–	8
Fair value adjustment on debt repayment		**–**	–	4
Fair value loss on other derivatives[3]		**–**	–	26
Total finance cost		**79**	34	78

1. Interest expense on financial liabilities held at amortised cost.
2. Interest payable on foreign exchange swaps including coupon interest payable for the year was £26m (2021: £17m). £8m has been reported in other comprehensive income due to hedge accounting (2021: £4m).
3. Fair value loss on other derivatives relates to $335m SBU entered into since February 2019 ($170m in February 2019 and $165m in July 2019) which did not qualify for hedge accounting. The instrument provided an annual interest benefit of 1.9% of the outstanding principal and was closed out in August 2020 with a full-year loss of £26m excluding interest accrued.

C9. Finance income

	Note	2022 £m	2021 £m	2020 £m
Bank interest received		**5**	1	2
Interest receivable on foreign exchange swaps		**–**	–	3
Fair value gain on hedge ineffectiveness		**22**	–	–
Hyperinflation accounting adjustment		**22**	3	–
Interest on net defined benefit asset	A10	**–**	–	1
Total finance income		**49**	4	6

Adjusted interest

Adjusted interest is calculated by adjusting the reported finance income and costs by the net interest from amortisation of discount on legacy provisions and by hedge accounting recognised in other comprehensive income. Fair value is equal to carrying value for all cash and cash equivalents.

	2022 AER £m	2021 AER £m
Finance cost	**79**	34
Finance income	**(49)**	(4)
Add back:		
Amortisation of discount on legacy provisions	**(3)**	–
Gain on hedge accounting recognised in finance income/cost	**21**	4
Adjusted interest	**48**	34

C10. Adjusted Cash Flow and Free Cash Flow

	2022 £m	2021 £m	2020 £m
Operating profit	317	347	294
Adjustments for:			
– Depreciation and impairment of property, plant and equipment	148	128	132
– Depreciation and impairment of leased assets	106	78	78
– Amortisation and impairment of intangible assets (excluding computer software)	118	74	82
– Amortisation and impairment of computer software	22	17	19
– Other non-cash items	8	6	(1)
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):			
– Inventories	(4)	(3)	(23)
– Contract costs	(10)	(5)	(2)
– Trade and other receivables	37	59	(19)
– Accrued income	(32)	–	2
– Trade and other payables and provisions	(75)	(43)	78
– Contract liabilities	81	11	13
Cash generated from operating activities	716	669	653
Purchase of property, plant and equipment	(153)	(128)	(130)
Purchase of intangible fixed assets	(37)	(32)	(23)
Capital element of lease payments and initial direct costs incurred	(104)	(88)	(83)
Proceeds from sale of property, plant and equipment	5	7	6
Cash impact of one-off and adjusting items	59	27	7
Dividends received from associates	4	4	12
Adjusted Cash Flow	490	459	442
Interest received	13	5	8
Interest paid	(52)	(42)	(49)
Income tax paid	(77)	(69)	(64)
Free Cash Flow	374	353	337

Free Cash Flow

The Group aims to generate sustainable cash flow (Free Cash Flow) in order to support its acquisition programme and to fund dividend payments to shareholders. Free Cash Flow is measured as net cash from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible fixed assets, cash flows related to leased assets, cash flows related to one-off and adjusting items and dividends received from associates. These items are considered by management to be non-discretionary, as continued investment in these assets is required to support the day-to-day operations of the business. A reconciliation of Free Cash Flow from net cash from operating activities is provided in the table below:

	2022 AER £m	2021 AER £m
Net cash from operating activities	600	563
Purchase of property, plant, equipment and intangible fixed assets	(190)	(160)
Capital element of lease payments and initial direct costs incurred	(104)	(88)
Proceeds from sale of property, plant, equipment and software	5	7
Cash impact of one-off and adjusting items	59	27
Dividends received from associates	4	4
Free Cash Flow	374	353

Adjusted Free Cash Flow Conversion

Adjusted Free Cash Flow Conversion is calculated by dividing Adjusted Free Cash Flow by Adjusted Profit After Tax, expressed as a percentage. Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for product development additions and net investment hedge cash interest through Other Comprehensive Income.

	2022 AER £m	2021 AER £m
Adjusted Profit After Tax	427	336
Free Cash Flow	374	353
Product development additions	10	7
Net investment hedge cash interest through Other Comprehensive Income	8	4
Adjusted Free Cash Flow	392	364
Adjusted Free Cash Flow Conversion	91.8%	108.3%

Notes to the Financial Statements
continued

D. Other

D1. Dividends

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's Financial Statements in the period in which the dividends are approved by the Company's shareholders. Interim dividends are recognised when paid.

	2022 £m	2021 £m	2020 £m
2020 final dividend paid – 5.41p per share	–	100	–
2021 interim dividend paid – 2.09p per share	–	39	–
2021 final dividend paid – 4.30p per share	80	–	–
2022 interim dividend paid – 2.40p per share	42	–	–
	122	139	–

An interim dividend of 2.40p per share was paid on 12 September 2022 amounting to £42m. A final dividend in respect of 2022 of 5.15p per share is to be proposed at the Annual General Meeting on 10 May 2023.

In 2021 an interim dividend of 2.09p per share was paid on 13 September 2021 amounting to £39m, and a final dividend in respect of 2021 of 4.30p per share was paid on 18 May 2022.

The aggregate amount of the proposed dividend to be paid out of retained earnings at 31 December 2022, but not recognised as a liability at year end, is £130m (2021: £80m).

D2. Share capital

The Company's share capital is made up of the shares that have been issued to its members, whether on, or subsequent to, its incorporation. At the year end the Company's issued share capital consisted of ordinary shares of 1p each, with one voting right per share, as detailed below. The Company does not have a limited amount of authorised capital.

During the year, 656,206,920 new shares were issued in relation to the acquisition of Terminix Global Holdings, Inc. and 4,500,000 new shares were issued in relation to employee share schemes.

The Company does not hold any shares in treasury.

	2022 £m	2021 £m
Issued and fully paid		
At 31 December – 2,520,039,885 shares (2021: 1,859,332,965)	25	19

D3. Contingent liabilities

The Group has contingent liabilities relating to guarantees in respect of leasehold properties, pensions, third parties, environmental issues, tax and litigation. The possibility of any significant outflows in respect of these items is considered to be remote.

D4. Related party transactions

Subsidiaries
All transactions between Group subsidiaries were transacted at arm's length during the ordinary course of business and have been eliminated on consolidation, along with any outstanding balances, and accordingly are not disclosed in this note.

Key management personnel
The Group's strategy and policy are managed by the Executive Leadership Board. Their compensation and the compensation payable to the Non-Executive Directors is shown below:

	2022 £m	2021 £m	2020 £m
Salaries and other short-term employee benefits	7	6	8
Post-employment benefits	–	1	–
Share-based payments	5	3	2
	12	10	10

Joint ventures and associate entities
Nippon Calmic Ltd (49%), Boecker Public Safety Services – Qatar W.L.L. (24.5%) and Boecker Public Health Services Limited (30%) were associates during 2021 and 2022. Boecker Public Safety Services – Qatar W.L.L. and Boecker Public Health Services Limited became associate entities when they were acquired by the Group on 3 August 2021. In addition the Group acquired investments in associates based in China with the Terminix acquisition on 12 October 2022 as follows: Fujian Xunke Pest Control Company Limited (30%), Guangdong Vircon Pest Management Company Limited (30%), Ningbo Yuying Vector Control Company Limited (30%) and Guangdong New Hope City Pest Control Company Limited (30%). All balances related to associates are disclosed in Note B6.

There are no significant transactions between associate entities and other Group companies.

D5. Government grants

In response to the global COVID-19 pandemic there were a number of government schemes made available providing wage subsidies for companies that had to shut or scale down operations. The government schemes have different conditions attached to them depending on the country in which they are available. The Group presents the grants by deducting from the related expense, which in this case is the employee benefit expense. The Group received a total wage subsidy of £1m in 2022 (2021: £1m; 2020: £14m).

D6. Post balance sheet events

There have been no significant post balance sheet events affecting the Group since 31 December 2022.

Related Undertakings

Subsidiaries and other associated undertakings at 31 December 2022

Subsidiaries:

Company name	Share class	% held by Group companies
Argentina		
Calle 70 No. 2720, Necochea city, Province of Buenos Aires, Argentina		
Ecotec Interocéanica S.A.[3]	Ordinary	100%
Australia		
Unit A1, 3-29 Birnie Avenue, Lidcombe Business Park, Lidcombe NSW 2141, Australia		
Cannon Hygiene Australia Pty Limited	Ordinary	100%
Green Fingers Plant Hire Pty Limited	Ordinary	100%
Knock Out Pest Control Pty Limited	Ordinary	100%
Pest Away Australia Pty Limited	Ordinary	100%
Rentokil Australia Pty Limited	Ordinary	100%
Rentokil Initial Asia Pacific Pty Limited	Ordinary	100%
Rentokil Initial Pty Limited	Ordinary	100%
Rentokil Pest Control (QLD) Pty Limited	Ordinary	100%
Rentokil Pest Holdings Pty Limited	Ordinary	100%
Rentokil Pty Limited	Ordinary	100%
	Preference	100%
Austria		
Brown-Boveri-Straße 8/2/8, 2351, Wiener Neudorf, Austria		
Rentokil Initial GmbH	Ordinary	100%
Fehringer Strabe 45, 8280 Furstenfeld, Austria		
Varmintex GmbH[3]	Ordinary	100%
Bahamas		
Corporate Services International, 308 East Bay Street, Nassau, PO Box N-7527, Bahamas		
Rentokil Initial (Bahamas) Limited	Ordinary	100%
5th Terrace Centreville, PO Box N-1388 Nassau, New Providence, Bahamas		
Tropical Exterminators Limited	Common	100%
Tropical Exterminators (Holdings) Limited	Common	100%
Barbados		
One Welches, Welches St Thomas, Barbados		
Rentokil Initial (Barbados) Limited	Ordinary	100%
Belgium		
Brandekensweg 2, Schelle, 2627, Belgium		
Initial Belux N.V.	Ordinary	100%
Ambius N.V.	Ordinary	100%
Rentokil N.V.	Ordinary	100%
Brazil		
Carlos de Laet, 3.443 Street, Boqueirão, Curitiba, Paraná, 81650-040, Brazil		
União Sul Controle de Pragas Ltda ME	Ordinary	100%
Avenida Afonso Pena, nº 808, Santos, 11020-004, Brazil		
Ativa Controle Ambiental Ltda[3]	Ordinary	100%
Ecotec Brasil Tratamentos Fitossanitários Ltda[3]	Ordinary	100%
Avenida Ceci 348 Predio Anexo, Tamboré, São Paulo, Brazil		
Rentokil Initial Do Brasil Ltda	Ordinary	100%
Rua Professor José Vieira de Mendonça, 770 Sala 308, Belo Horizonte, Estado de Minas Gerais, Brazil		
Ecovec Comércio e Licenciamento de Tecnologias ltda	Ordinary	100%

Company name	Share class	% held by Group companies
Brunei Darussalam		
Unit D1 & D1-1 Block D, Bangunan Hj Lajim & Anak-anak, Kg Kiarong Bandar Seri Begawan Brunei Darussalam, BE1318, Brunei Darussalam		
Rentokil Initial (B) Sdn Bhd	Ordinary	90%
Canada		
3325 North Service Road, Burlington, ON L7N 3G2, Canada		
Direct Line Sales Ltd.	Class A	100%
	Class B	100%
8699 Escarpment Way, Milton, ON L9T 0J5, Canada		
Residex Canada Inc.	Common	100%
Suite 900, 1959 Upper Water Street, Halifax, NS B3J 2X2, Canada		
Rentokil Canada Corporation	Class A	100%
	Class B	100%
1222 Lesperance Road, Tecumseh ON N8N 1X5, Canada		
Copesan Services Canada Inc.[3]	Interest	100%
243-945 av. Newton, Québec G1P4M3, Canada		
Terminix Canada Ltd.[3]	Common	100%
1600 – 925 West Georgia Street, Vancouver BC V6C 3L2, Canada		
0925322 B.C. Ltd.[3]	Common	100%
	Preferred	100%
Chile		
Av. Víctor Uribe No 2080 Quilicura Santiago, Chile		
Ingeclean S.A	Ordinary	100%
San Martin, Los Ángeles, N° 399, Chile		
Plaguisur Limitada	Ordinary	100%
Galvarino 8481, Bodega 3, Quilicura, Santiago, Chile		
Comercializadora de Insumos y Servicios Mauco Limitada	Social Rights	100%
El Trapiche No.1322, Galpón No.4, Codominio Pacific, Coquimbo, Chile		
Control de Plagas Hidalgo Y Rodriguez Limitada	Ordinary	100%
El Salto 4001, piso 9, Huechuraba, Santiago, Chile		
Ingeniería en Sanitización S.A	Ordinary	100%
Victor Uribe N° 2080, Quilicura, Santiago, Chile		
Rentokil Initial Chile SpA	Ordinary	100%
Av. El Bosque PC 12 Lo Boza dpto, B05 Pudahuel, Santiago, Chile		
Desan SPA[3]	Ordinary	100%
Av. La Dehesa 1201 Of 836 Lo Barnechea – Santiago, Chile		
Asesores en Sanidad Vegetal y Ambiental Limitada[3]	Special	100%
Colombia		
Cr 42A 80B 07, Barranquilla, Colombia		
Colplagas S.A.S	Ordinary	100%
Calle 135 #47-71, Bogota, 1019, Colombia		
Continental De Fumigaciones S.A.S	Ordinary	100%
Calle 33, No 56 36 Bello, Antioquia, Colombia		
Fumigax S.A.S	Ordinary	100%

Company name	Share class	% held by Group companies
Colombia continued		
Calle 93# 11A – 28 office 303, Bogotá, Colombia		
Rentokil Initial Colombia S.A.S	Common	100%
Cr 20 No 162-11, Colombia		
Fumigaciones Young S.A.S[3]	Ordinary	100%
Costa Rica		
Avenida 18, calles 17 y 19, edificio 47, Barrio Luján, San José, Costa Rica		
Fumigadora Control Tecnico De Plagas S.A.	Common	100%
The Mill Residential, from Asembis, 200 meters South, 25 meters West, 75 meters Southwest, Cartago, Costa Rica		
Decolim Limitada[3]	Common	100%
Curaçao		
Parke Comersial Korsow, A 24 Veeris, 102077, Curaçao		
Chuchubi Pest Control N.V.	Ordinary	100%
Czech Republic		
Praha 2, Vyšehradská 1349/2, Prague, PSČ 12800, Czech Republic		
Rentokil Initial s.r.o.	Ordinary	100%
Denmark		
Paul Bergsøes Vej 22, 2600 Glostrup, Denmark		
Rentokil Initial A/S	Ordinary	100%
Dominican Republic		
1125 Berkshire Blvd, Suite 150, Reading, PA 19610, United States		
Oliver Exterminating Dominicana Corp.	Common	100%
El Salvador		
Avenida Calzada Guarda Barranco Urbanizacion, Lomas de Altamira, #14 Pasaje Clarineros, Central America, El Salvador		
Sagrip S.A. de C.V.	Ordinary	100%
Estonia		
Turi Str. 3/1, 11313, Tallinn, Estonia		
Rentokil Oü	Ordinary	100%
Eswatini		
Umkhiwa House, Lot 195, Kal Grant Street, Mbabane, Eswatini		
RI Swaziland (Pty) Limited	Ordinary	100%
Fiji		
Lot 5, Kaua Road, Suva, Fiji		
Rentokil Initial Pte Limited	Ordinary	100%
Finland		
Tikkurilantie 10 Vantaa, Finland, 01380, Finland		
Rentokil Initial Oy	Ordinary	100%
France		
6 Rue Livio, 67100 Strasbourg, France		
CAWE FTB Group SAS	Ordinary	100%
13-27 avenue Jean Moulin, 93240 Stains, France		
Ambius SAS	Ordinary	100%
Rentokil Initial Environmental Services SAS	Ordinary	100%
Rentokil Initial SAS	Ordinary	100%

Company name	Share class	% held by Group companies
145 rue de Billancourt, 92100 Boulogne Billancourt, France		
Initial Hygiene Services SAS	Ordinary	100%
Initial SAS	Ordinary	100%
Rentokil Initial Holdings (France) SA	Ordinary	100%
SCI Gravigny	Ordinary	100%
SCI Vargan	Ordinary	100%
Z.A. des Quatre Chemins, BP 21, 95540 Mery-sur-Oise, France		
Technivap SAS	Ordinary	100%
ZA Bertoire II 14, avenue René Dumont, 13410, LAMBESC, France		
ABAIPRO[3]	Ordinary	100%
French Guiana		
PAE de Degrad des cannes, Remire-Montjoly, 97354, French Guiana		
Rentokil Initial Guyane Sarl	Ordinary	100%
Germany		
An der Ziegelei, 47 27383, Scheeßel-Westerholz, Germany		
S & A Service und Anwendungstechnik GmbH	Ordinary	100%
Heuesch 1, 49808 Lingen (Ems), Germany		
Rentokil Holdings GmbH	Ordinary	100%
Rentokil Initial GmbH & Co. KG	Ordinary	100%
Rentokil Initial Beteiligungs GmbH	Ordinary	100%
Seemann Schädlingsbekämpfung und Holzschutz GmbH & Co.KG[3]	Ordinary	100%
Piderits Bleiche 11, 33689, Bielefeld, Germany		
Medentex GmbH	Ordinary	100%
Rentokil Dental GmbH	Ordinary	100%
Amselweg 20, 87480, Weitnau, Germany		
G.S.D. Gesellschaft für Schädlingsbekämpfung u. Desinfektion mbH[3]	Ordinary	100%
Wittener Str. 56, 44789 Bochum, Germany		
Preventa Schädlingsbekämpfung GmbH[3]	Ordinary	100%
Ghana		
43 Cashew Road, Okpoi, Accra, Ghana		
Rentokil Initial (Ghana) Limited	Ordinary	100%
Greece		
7 Aristotelous Street, Tavros, Athens 177 78, Greece		
Rentokil Initial Hellas EPE	Ordinary	100%
Guadeloupe		
131 ZA de Calbassier, Basse-Terre, 97100, Guadeloupe		
SOS Guadeloupe Sarl	Ordinary	100%
7 Allée des Papillon, Dothemare, 97139 Abymes, Guadeloupe		
Rentokil Initial Guadeloupe Sarl	Ordinary	100%
Guatemala		
9 Av. 39-97, Zona 8, Ciudad Guatemala, Guatemala		
Servicios Agricolas Profesionales S.A.	Ordinary	100%

Related Undertakings
continued

Company name	Share class	% held by Group companies
Guernsey		
PO Box 155, Mill Court, La Charroterie, St Peter Port, GY1 4ET, Guernsey		
Felcourt Insurance Company Limited	Ordinary	100%
Guyana		
Lot 8, Charles and Drysdale Streets, Charlestown, Georgetown, Guyana		
Rentokil Initial Guyana Limited	Ordinary	100%
Honduras		
Departamento de Cortes, San Pedro Sula, Honduras		
Sagrip Honduras S.A.	Nominative	100%
Colonia Palmira, Avenida Republica de Argentina, N 2017, Tegucigalpa Honduras, 11101, Honduras		
Compania de Servicios e Inversiones SVM Honduras, S. de R.L.[3]	Ordinary	100%
Compania de Servicios SVM Olympus, S. de R.L.[3]	Ordinary	100%
Compania de Servicios SVM Progressive, S. de R.L.[3]	Ordinary	100%
Compania de Servicios SVM Technicians, S. de R.L.[3]	Ordinary	100%
Compania de Servicios SVM Vanguard, S. de R.L.[3]	Ordinary	100%
Hong Kong		
23/F Westin Centre, 26 Hung To Rd, Kwun Tong, Hong Kong		
Rentokil Hong Kong Investment Limited	Ordinary	100%
Rentokil Initial Hong Kong Limited	Ordinary	100%
India		
2nd floor, Narayani, Ambabai Temple Compound, Aarey Road, Goregaon (West), Mumbai 400104, India		
Rentokil Initial Hygiene India Private Limited	Ordinary	100%
Villa No. 3, Crescent Village, Candolim, Goa, 403515, India		
PCI Pest Control Private Limited	Ordinary	57%
2nd Floor, Narayani, Ambabai Temple Compound, Aarey Road, Goregaon West, Mumbai Maharashtra, 400 104, India		
Corporate Millennium Hygiene Solutions Private Limited	Ordinary	100%
Indonesia		
South Quarter Tower B, Lantai 21, Unit E,F,G,H. Jl. R.A., Kartini Kav. 8, RT. 010/RW. 004 Kel. Cilandak Barat, Kec Cilandak, Jakarta Selatan, Indonesia		
PT Calmic Indonesia	Common	100%
PT Rentokil Indonesia	Common	100%
Gedung JDC Lt.6, Jl. Gatot Subroto Kav. 53 Petamburan, Tanah Abang, Jakarta, Pusat, Indonesia		
PT Wesen Indonesia	Ordinary	100%
Israel		
13 Hadid 7313500, Israel		
Eitan Amichai Pest Management IPM Ltd[3]	Ordinary	100%
Yarokologi Ltd[3]	Ordinary	100%
Italy		
Via Laurentina, km. 26, 500 157 a/c 00071 Pomezia, Italy		
Rentokil Initial Italia SpA	Ordinary	100%

Company name	Share class	% held by Group companies
Jamaica		
39-41 Second Street, Newport West, Kingston 13, Jamaica		
Rentokil Initial (Jamaica) Limited	Ordinary	100%
Jordan		
Amman, Jabal AlHussien, Al Lud Str. 37 – 1st floor, Jordan		
Arena Public Health Co.	Ordinary	100%
Kenya		
Unit 5 Sameer Industrial Park, Road C, Off Enterprise Road Industrial Area, Nairobi, Kenya		
Rentokil Initial Kenya Limited	Ordinary	100%
Lebanon		
Adonis Building, Bechara el Khoury, Beirut, Lebanon		
Boecker Public Health SAL	Ordinary	100%
Plot no. 3309, Ain El Remmaneh, Beirut, Lebanon		
Boecker World (Holding) SAL	Ordinary	100%
Boecker International SAL (Offshore)	Ordinary	100%
Lesotho		
Nio. 7 Arrival Centre Kofi Annan Road, Maseru, 100, Lesotho		
Rentokil Initial (Pty) Limited	Ordinary	100%
Libya		
Janzour, Tripoli, Libya		
Rentokil Delta Libya for Environmental Protection JSCO	Ordinary	65%
Lithuania		
Drobės g. 62, LT-45181, Kaunas, Lithuania		
Dezinfa, UAB	Ordinary	100%
Luxembourg		
Rue de la Chapelle 47, 4967 Clemency, Luxembourg		
R-Control Désinfections SA	Ordinary	100%
Rentokil Luxembourg Sàrl	Ordinary	100%
6 rue Eugène Ruppert, Luxembourg, L – 2453, Luxembourg		
SVM Finance Luxembourg 1 S.a.r.l.[3]	Ordinary	100%
SVM Finance Luxembourg 2 S.a.r.l.[3]	Ordinary	100%
Malawi		
Plot No. LE 377, Patridge Avenue, Limbe, PO Box 5135, Malawi		
Rentokil Initial Limited	Ordinary	100%
Malaysia		
Level 8 Symphony House, Pusat Dagangan Dana 1, Jalan PJU 1A/46, Petaling Jaya, 47301 Selangor Darul, Selangor, Malaysia		
Rentokil Initial (M) Sdn Bhd	Ordinary	100%
UFTC Sdn Bhd	Ordinary	100%
Maldives		
No. 6-A, Faamudheyrige Building, Orchid Magu, Repu, Malé, Maldives		
Rentokil Initial Maldives (Pvt) Ltd	Preferential Shares	60%
Martinique		
Soudon, Le Lamentin 97232, Martinique		
Rentokil Initial Martinique Sarl	Ordinary	100%

Company name	Share class	% held by Group companies
Mexico		
Juan Álvarez 482, Centro, 64000 Monterrey, N.L., Mexico		
Balance Urbano Control de Plagas S.A. de C.V.	Ordinary	100%
Sauce 29, Col. Santa Maria La Ribera, Cuauhtemoc, CDMX, 06400, Mexico		
Control Vifer, S.A. de C.V.[3]	Ordinary	100%
Servicios de Plagas Terminix, S.A. de C.V.[3]	Ordinary	100%
Terminix International S.A. de C.V.[3]	Ordinary	100%
Calle 29, No. 210 Col. Garcia Gineres, Merida, Yucatán, 97070, Mexico		
Personal Profesional de Pesticidas S.A. de C.V.[3]	Ordinary	100%
Mozambique		
Avenida da Namaacha, kilometro 6, Residencial Mutateia, Cidade da Matola, Mozambique		
Rentokil Initial Mozambique Limitada	Ordinary	100%
Netherlands		
Impact 6, 6921 RZ Duiven, Netherlands		
Ambius B.V.	Ordinary	100%
Oude Middenweg 75, 2491 AC Den Haag, 1191 BN Ouderkerk, Den Haag, Netherlands		
BET Finance B.V.	Ordinary	100%
BET (Properties) B.V.	Ordinary	100%
Rentokil Initial International B.V.	Ordinary	100%
Rentokil Initial Finance B.V.[3]	Ordinary	100%
Oude Middenweg 77, Ac Den Haag, NL-2491, Netherlands		
UK Address: Compass House, Manor Royal, Crawley, RH10 8PY		
Rentokil Initial Overseas (Holdings) B.V.	Ordinary	100%
B.V. Rentokil Funding	Ordinary	100%
Ravenswade 54-s, 3439 Nieuwengein, LD, Netherlands		
Rentokil Initial B.V.	Ordinary	100%
Frontstraat 1a, 5405 AK Uden, Netherlands		
Holland Reconditionering B.V.	Ordinary	100%
New Zealand		
Level 1, 89 Carbine Road Mount Wellington, Auckland 1060, New Zealand		
Rentokil Initial Limited	Ordinary	100%
Norway		
Sanitetsveien 17, Skjetten, Lillestrøm, 2013, Norway		
Nokas Skadedyrkontroll AS	Ordinary	100%
Skadedyrbutikken AS	Ordinary	100%
Sanitetsveien 17, Postboks 84, SKJETTEN 2026, Norway		
Rentokil Initial Norge AS	Ordinary	100%
Pakistan		
S-2 Commercial, 2nd Floor, Lalik Jan Chowk, Phase II, Lahore, Cantonment, Punjab, Pakistan		
C-Shine Sustainable Solutions (Private) Limited[3]	Ordinary	70%
People's Republic of China		
East 2nd Floor, No. 460 Wenyi West Road, Xihu District, China		
Hangzhou Research Institute of Profume Fumigation Co. Ltd.	Ordinary	80%
Room 103, Building 2, Yuzhongxili#42, Beijing, China		
Rentokil Initial (China) Limited	Ordinary	100%

Company name	Share class	% held by Group companies
Peru		
Calle 23 Mza. Z-1 Lote 9 Villa El Salvador		
Ingeclean Peru Sociedad Anonima Cerrada	Ordinary	100%
Philippines		
No. 73 Elisco Road, Bo, Kalawaan, Pasig City 1600, Philippines		
Rentokil Initial (Philippines) Inc	Ordinary	100%
Poland		
Ul. Jana Pawla Woronicza, Nr 31, Lok. 78, 02-640 Warszawa, Poland		
Rentokil Polska Sp. z.o.o.	Ordinary	100%
Ul. Dąbrowskiego 44, 50-457, Wrocław, Poland		
Vaco Sp. z.o.o[3]	Ordinary	100%
Portugal		
EN 115, Km 78,67, 2664-502, São Julião do Tojal, Portugal		
Rentokil Initial Portugal – Serviços de Protecção Ambiental Limitada	Ordinary	100%
Puerto Rico		
1125 Berkshire Blvd, Suite 150, Reading, PA 19610, United States		
Rentokil of Puerto Rico, Inc	Common	100%
Republic of Ireland		
Hazel House, Millennium Park, Naas, County Kildare W91P XP3, Ireland		
Cannon Hygiene International Limited	Ordinary	100%
Initial Medical Services (Ireland) Limited	Ordinary	100%
Rentokil Initial Holdings (Ireland) Limited	Ordinary	100%
Rentokil Initial Limited	Ordinary	100%
15 Oxford Lane, Dublin 6, Ranelagh, Dublin, D06 W5K2, Ireland		
Pest Pulse Limited[3]	Ordinary	100%
Opposite Rosary Place, Castleredmond, Midleton Co. Cork, Midleton, Cork		
Ronaldon Limited[3]	Ordinary	100%
Saudi Arabia		
Suleimaniyah, King Abdelaziz Road, Riyadh, Saudi Arabia		
Boecker Public Health Saudia Company Limited	Ordinary	100%
PO Box 30164, Office No. 401, 4th Floor, Al Tamimi Building, Al Khobar, North Al Khobar 31952, Saudi Arabia		
Rentokil Saudi Arabia Limited O.P.C	Ordinary	100%
Singapore		
No. 16 & 18 Jalan Mesin, 368815, Singapore		
Rentokil Initial Singapore Private Limited	Ordinary	100%
Rentokil Initial Asia Pacific Management Pte Limited	Ordinary	100%
77 Robinson Road, #13-00 Robinson 77, 068896, Singapore		
SVM Services (Singapore) Pte. Ltd.[3]	Ordinary	100%
Slovakia		
Kopcianska 10, 851 01 Bratislava, Slovakia		
Rentokil Initial s.r.o.	Ordinary	100%
South Africa		
2 Stigant Road, Claremont, Cape Town 7708, South Africa		
Newshelf 1232 Pty Limited	Preference	100%
Rentokil Initial (Dikapi) JV Pty Limited	Ordinary	59%
Rentokil Initial (Proprietary) Limited	Ordinary	100%

Related Undertakings
continued

Company name	Share class	% held by Group companies
South Africa continued		
Unit D12 Connaught Park, Riley Road, Beaconvale, Parow 7000, South Africa		
Cannon Hygiene (SA) Proprietary Limited	Ordinary	100%
South Korea		
2nd Floor, Korea Disaster Relief Association, 371-19 Sinsu-Dong, Mapo-Gu, Seoul 121-856, Republic of Korea		
Rentokil Initial Korea Limited	Common	100%
Spain		
Barrio Campo de Eiro 100 bajo, Pereira.Mos, 36419, Pontevedra, Spain		
Officina De Tratamiento De Plagas S.L.	Ordinary	100%
C/Pino Tea Nave, 41016, Sevilla, Spain		
3D Pest Control S.L.[3]	Ordinary	100%
Plaza Ovidi Montllor 1 – 2, bajos 1ª, El Prat de Llobregat, 08206, Barcelona, Spain		
Cogest BCN Ambiental, S.L.[3]	Ordinary	100%
Polígono Industrial La Plan, Crta. BP5107 km 44,1/, Ctra. Llinar a la Garriga, 08458, Sant Pere de Vilamajor, Barcelona, Spain		
Deterco S.L.[3]	Ordinary	100%
Calle Mar Mediiterráneo 1, 28830 San Fernando de Henares (Madrid), Spain		
Initial Gaviota SAU	Ordinary	100%
Rentokil Initial España S.A.	Ordinary A	100%
	Ordinary B	100%
	Ordinary C	100%
Polígono Industrial "Pla de Vallonga", Calle Meteorito, 59 – Alicante, Spain		
Lokimica S.A.[3]	Ordinary	100%
Calle de la Nena Casas, 71, 08017, Barcelona, Spain		
Servicios Depec S.L.[3]	Ordinary	100%
Sri Lanka		
No. 307, Negombo Road, Peliyagoda, Sri Lanka		
Rentokil Initial Ceylon (Private) Limited	Ordinary	100%
Sweden		
Avestagatan 61, 163 53 Spånga, Sweden		
Ambius AB	Ordinary	100%
Rent a Plant Interessenter AB	Ordinary	100%
Rentokil AB	Ordinary	100%
Sweden Recycling AB	Ordinary	100%
Tusbystråket 1B, 191 61, Sollentuna, Sweden		
Nomor AB[3]	Ordinary	100%
Nomor Försäkring AB[3]	Ordinary	100%
Nomor Holding AB[3]	Ordinary	100%
Terminix Nomor AB[3]	Ordinary	100%
Switzerland		
Hauptstrasse 3, 4625 Oberbuchsiten, Oberbuchsiten, Switzerland		
Rentokil Schweiz AG	Ordinary	100%
Taiwan		
7F No.56 Lane 258, Rueiguang Rd, Neihu District, Taipei, 114 Taiwan, Province of China		
Initial Hygiene Co Limited	Ordinary	100%
Rentokil Ding Sharn Co Limited	Ordinary	100%

Company name	Share class	% held by Group companies
Tanzania		
1st Floor, Opal Place, 77 Haile Selassie Road, Masaki, P.O. Box 79651, Dar es Salaam, Tanzania		
Initial Hygiene (T) Limited	Ordinary	100%
Thailand		
160 Vibhavadi Rangsit Road, Khwaeng Ratchadapisek, Khat Dindaeng, 10400, Thailand		
Cannon Pest Management Co. Limited	Ordinary	100%
Rentokil Initial (Thailand) Limited	Ordinary	100%
Trinidad and Tobago		
Field no. 82, KK-LL Aranguez South, Trinidad and Tobago		
Rentokil Initial (Trinidad) Limited	Ordinary	100%
Tunisia		
Zone Industrielle route de Moknine, 5080 Teboulba, Tunisia		
CAP Tunis	Ordinary	100%
Turkey		
1201, 1 Sokak No:2 K:3 D:301-302 Su Plaza Yenişehir, Konak, İzmir, Turkey		
Rentokil Initial Çevre Sağlığı Sistemleri Ticaret ve Sanayi AŞ	Ordinary	100%
Uganda		
Plot No 2012, Kalinabiri Road, Ntinda Kampala, Uganda		
Rentokil Initial Uganda Limited	Ordinary	100%
United Arab Emirates		
Shop No.6, Jurf Industrial Zone 2, Ajman, United Arab Emirates		
Rentokil Pest Control LLC	Ordinary	100%
Office number 1403, PO Box 41999, TECOM, Al Barsha Heights, Dubai, United Arab Emirates		
Boecker Food Safety LLC	Ordinary	100%
Boecker Pest Control LLC	Ordinary	100%
Al Hall Industrial, Fujairah, United Arab Emirates		
Boecker Pest Control LLC – Fujairah	Ordinary	100%
Al Shafar Tower 1, 14th floor, office No. 1404, TECOM, Al Barsha Heights, Dubai, United Arab Emirates		
Boecker Public Health Pest Control Equipment Trading LLC	Ordinary	100%
Al Suhyeen, Rolla, Office 205, Sharjah, United Arab Emirates		
Specialist Int. Pest Control LLC	Ordinary	100%
4th Floor, Suite No. 401, Oud Metha Office Building, Umm Hurair 2, Dubai, UAE		
National Pest Control LLC	Ordinary	100%
Rentokil Initial Pest Control LLC	Ordinary	100%
United Kingdom		
Compass House, Manor Royal, Crawley, RH10 9PY		
AW Limited	Ordinary	100%
B.E.T. Building Services Limited	Ordinary	100%
BET Environmental Services Ltd	Ordinary	100%
BET (No.18) Limited	Ordinary	100%
	Deferred	100%
	Ordinary	
BET (No.68) Limited	Ordinary	100%
BET Pension Trust Limited	Ordinary	100%
BPS Offshore Services Limited[1]	Ordinary	100%
Broadcast Relay Service (Overseas) Limited[1]	Ordinary	100%
Castlefield House Limited	Ordinary	100%

Company name	Share class	% held by Group companies
United Kingdom continued		
Chard Services Limited	Ordinary	100%
CHL Legacy Limited[1]	Ordinary	100%
Dudley Industries Limited	Ordinary	100%
Enigma Laundries Limited	Ordinary	100%
Enigma Services Group Limited	Ordinary	100%
Enviro-Fresh Limited	Ordinary	100%
Environmental Contract Services Limited[1]	Ordinary	100%
Euroguard Technical Services Limited	Ordinary	100%
Grayston Central Services Limited	Ordinary	100%
Hometrust Limited	Ordinary	100%
Initial Limited	Ordinary	100%
Initial Medical Services Limited	Ordinary	100%
Opel Transport & Trading Company Limited	Ordinary	100%
Peter Cox Limited	Ordinary-A	100%
Plant Nominees Limited	Ordinary	100%
Prokill (UK) Limited	Ordinary-A	100%
	Ordinary-B	100%
	Ordinary-C	100%
	Ordinary-D	100%
Prokill Limited	Ordinary-A	100%
	Ordinary-B	100%
	Ordinary-C	100%
	Ordinary-D	100%
Rapid Washrooms Limited	Ordinary-A	100%
	Ordinary-B	100%
	Ordinary-C	100%
Rentokil Dormant (No. 6) Limited	Ordinary	100%
Rentokil Initial (1896) Limited	Ordinary	100%
Rentokil Initial (1993) Limited[1]	Ordinary	100%
	6% Non-Redeemable Preference	100%
Rentokil Initial 1927 plc	Ordinary	100%
	AUD Redeemable Preference	100%
	CAD Redeemable Preference	100%
	CLP Redeemable Preference	100%
	DKK Redeemable Preference	100%
	EUR Cumulative Preference (Non-Redeemable)	100%
	IDR Redeemable Preference	100%
	ILS Redeemable Preference	100%
	NOK Redeemable Preference	100%
	NZD Redeemable Preference	100%
	USD Redeemable Preference	100%
Rentokil Initial Americas Limited[1]	Ordinary	100%
Rentokil Initial Asia Pacific Limited[1]	Ordinary	100%

Company name	Share class	% held by Group companies
Rentokil Initial Brazil Limited[1]	Ordinary	100%
Rentokil Initial Finance Limited[1]	Ordinary	100%
Rentokil Initial Holdings Limited[1]	Ordinary	100%
Rentokil Initial Investments South Africa[1]	Ordinary	100%
Rentokil Initial Pension Trustee Limited	Ordinary	100%
Rentokil Initial Services Limited	Ordinary	100%
Rentokil Initial UK Limited	Ordinary	100%
Rentokil Insurance Limited	Ordinary	100%
Rentokil Limited[1]	Ordinary	100%
Rentokil Overseas Holdings Limited[1]	Ordinary	100%
Rentokil Property Care Limited	Ordinary	100%
Rentokil Property Holdings Limited[1]	Ordinary	100%
RI Dormant No.18 Limited	Ordinary	100%
RI Dormant No.20 Limited	Ordinary	100%
Stratton House Leasing Limited[1]	Ordinary	100%
SVM International Services Limited[1,3]	Ordinary	100%
Target Express Holdings Limited	Ordinary	100%
Target Express Limited	Ordinary	100%
Target Express Parcels Limited	Ordinary	100%
TEB Cleaning Services Limited	Ordinary	100%
The Ca'D'Oro, 45 Gordon Street, Glasgow, G1 3PE, UK		
Industrial Clothing Services Limited	Ordinary	100%
	Convertible Participating Preference	100%
Pest Protection Services (Scotland) Limited	Ordinary-A	100%
RI Dormant No.12 Limited	Ordinary	100%
Wise Property Care Limited	Ordinary	100%
United States		
251 Little Falls Drive, Wilmington DE 19808, United States		
Anza, LLC[3]	Ordinary	100%
101 Emerson Road, Milford, New Hampshire, 03055, USA		
Airborne Vector Control LLC	Common	100%
Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, United States		
CDRSVM Holding, LLC[3]	Common	100%
CDRSVM Investment Holding, LLC[3]	Common	100%
Ramac (US) LLC[3]	Interest	100%
Rentokil Initial US Holdings, Inc.	Common	100%
Secure Monthly Affordable Credit Corporation[3]	Ordinary	100%
Secure Monthly Affordable Credit Limited Partnership[3]	Ordinary	100%
SVM Honduran Service and Investments Company, LLC[3]	Interest	100%
SVM Olympus Service Company, LLC[3]	Interest	100%
SVM Progressive Service Company, LLC[3]	Interest	100%
SVM Technicians Service Company, LLC[3]	Interest	100%
SVM Vanguard Service Company, LLC[3]	Interest	100%
Terminix Cares Fund, Inc.[3]	Interest	100%
Terminix Consumer Services, LLC[3]	Interest	100%
Terminix Holdings, LLC	Common	100%
Terminix International Holdings, Inc[3]	Interest	100%
Terminix Management Corporation[3]	Interest	100%
Terminix Receivables Company LLC[3]	Interest	100%
The Terminix Company, LLC[3]	Interest	100%
The Terminix Foundation[3]	Interest	100%
TMX Holdco, Inc.[3]	Common	100%
W.B. McCloud & Co. Inc.[3]	Ordinary	100%
1201 Peachtree Street, NE Suite 1240, Atlanta, GA 30361, United States		
Initial Contract Services LLC	US$ Interests	100%

Company name	Share class	% held by Group companies
1125 Berkshire Blvd, Suite 150, Reading, PA 19610, United States		
Advanced Pest Management Co, LLC	Common	100%
Cygnet Enterprises, Inc (North Carolina)	Common	100%
Cygnet Enterprises, Inc (Michigan)	Common	100%
Cygnet Enterprises Northwest, Inc	Common	100%
Cygnet Enterprises West, Inc	Common	100%
Medentex LLC	Common	100%
Mississippi Mosquito Control, LLC	Interests	100%
Mosquito Control of Lafourche, LLC	Interests	100%
Mosquito Control Services, LLC	Interests	100%
Mosquito Control Services of Florida, LLC	Interests	100%
Mosquito Control Services of Georgia, LLC	Interests	100%
Rentokil Initial Environmental Services LLC	Interests	100%
Rentokil North America, Inc.	Ordinary	100%
Rittiner Group, LLC	Interests	100%
Solitude Lake Management, LLC	Common	100%
St. Charles Mosquito Control, LLC	Interests	100%
St. John Mosquito Control, LLC	Interests	100%
Terrebonne Mosquito Control, LLC	Interests	100%
Vector Disease Acquisition, LLC	Common	100%
	Series A	100%
	Series B	100%
Vector Disease Control International, LLC	Common	100%
2540 Lawrenceville Hwy, Lawrenceville, GA 30044, United States		
Asiatic Holdings LLC	Ordinary	100%
Creative Plantings Inc	Ordinary	100%
Steritech-Canada Inc.	Common	100%
United Transport America LLC	Interests	100%
Virginia Properties Inc	Ordinary	100%
PO Box 4510, 10 Free Street, Portland, ME 04112, United States		
Asiatic Investments, Inc.	Ordinary	100%
150 Peabody Place, Memphis TN 38103-3720, United States		
Copesan Services, Inc.[3]	Interest	100%
The Terminix International Company Limited Partnership[3]	Interest	100%
1313 Miller Road, Greenville SC 29607, United States		
Gregory Pest Control, LLC[3]	Ordinary	100%
100 Bank Street, Suite 610, Burlington VT 05401, United States		
Steward Insurance Company[3]	Common	100%
860 Ridge Lake Blvd., Memphis TN 38120, United States		
Terminix Gift, LLC[3]	Interest	100%
Uruguay		
La Paz, 1227, Departamento de Montevideo, Uruguay		
Livelux S.A.	Ordinary	100%
Chana, 2033, Departmento de Montevideo, Uruguay		
La Sanitaria S.A.	Ordinary	100%
Vietnam		
68 Hong Ha, Ward 2, Tan Binh District, Ho Chi Minh City, Vietnam		
Rentokil Initial (Vietnam) Company Limited	Ordinary	100%
Virgin Islands, U.S.		
Merchants Financial Center, 4608 Tutu Park Mall, Suite 202, St Thomas, Virgin Islands, 00802-1816, Virgin Islands, U.S.		
Terminix International USVI, LLC[3]	Interest	100%

Associated undertakings:

Company name	Share class	% held by Group companies
People's Republic of China		
B3, Xunmei Industrial Zone, Fengze District, Quanzhou City, Fujian Province, China		
Fujian Xunke Pest Control Company Limited[3]	Ordinary	30%
No.14 Wenguangtingjiao Road, Chaoyang District, Shantou City, China		
Guangdong Vircon Pest Management Company Limited[3]	Ordinary	30%
Room (2-1), Unit 19, Xindian Xingzuo, Haishu District, Ningbo City, Zhejiang Province, China		
Ningbo Yuying Vector Control Company Limited[3]	Ordinary	30%
Room 1005, Unit 1, Building1, No.1 Huangjin Road, Dongguan City, Guangdong Province, China		
Guangdong New Hope City Pest Control Company Limited[3]	Ordinary	30%
Egypt		
Third floor, Jupiter Building, B3, Majara Compound, Sheikh Zayed, Giza, Egypt		
ServicePros S.A.E.[4]	Ordinary	30%
France		
41 Avenue de La Porte de Villiers, 92200 Neuilly-Sur-Seine, France		
SCI Pierre Brossolette	Ordinary	26.247%
Japan		
Kyoritsu Seiyaku Building, 1-5-10 Kudan, Minami Chiyoda-Ku, Tokyo, Japan		
Nippon Calmic Limited	Ordinary	49%
Nigeria		
Old Ojo Road, Off Badagry Expressway, Agboju, Lagos, 359/361, Nigeria		
Boecker Public Health Services Limited	Ordinary	30%
Norway		
Veverivegen 10, 2848 Skreia, Norway		
Skadedyrkontroll Øst	Ordinary	40%
Qatar		
16 A Al Mana Business Tower, Doha, Qatar		
Boecker Public Safety Services – Qatar W.L.L.	Ordinary	24.5%
United Kingdom		
Compass House, Manor Royal, Crawley, RH10 9PY		
Hometrust Kitchens Limited	Ordinary	25%
Torchsound Properties Limited[1]	Ordinary	50%

1. As permitted by section 479A of the Companies Act 2006, the Company intends to take advantage of the audit exemption in relation to the individual accounts of these companies.
2. The percentage of shares held by Group companies remains unchanged in 2022 for all companies.
3. Acquired or incorporated by the Group in 2022.
4. Incorporated in 2022. Non-operational.

Parent Company Balance Sheet
At 31 December

	Notes	**2022** **£m**	2021 £m
Non-current assets			
Investments	4	**4,415**	290
Debtors – amounts falling due after more than one year	5	**2,750**	2,750
Deferred tax assets	6	**29**	15
Retirement benefit assets	7	**–**	18
Derivative financial instruments	8	**21**	10
		7,215	3,083
Current assets			
Debtors – amounts falling due within one year	5	**148**	24
Cash and cash equivalents		**750**	110
Derivative financial instruments	8	**–**	1
		898	135
Current liabilities			
Creditors – amounts falling due within one year	9	**(272)**	(804)
Bank and other borrowings	10	**(877)**	(83)
Derivative financial instruments	8	**–**	(1)
		(1,149)	(888)
Net current liabilities		**(251)**	(753)
Non-current liabilities			
Bank and other borrowings	10	**(3,015)**	(1,254)
Deferred tax liabilities	6	**–**	(7)
Derivative financial instruments	8	**(92)**	(33)
		(3,107)	(1,294)
Net assets		**3,857**	1,036
Equity capital and reserves			
Share capital	11	**25**	19
Share premium	12	**9**	7
Merger relief reserve		**2,998**	–
Cash flow hedge reserve		**1**	9
Retained earnings		**824**	1,001
Total equity		**3,857**	1,036

Under section 408 of the Companies Act 2006 the Company is exempt from the requirement to present its own Statement of Comprehensive Income. The Company reported a loss for the year ended 31 December 2022 of £(72)m (2021: £60m profit).

The Financial Statements on pages 197 to 203 were approved by the Board of Directors and were signed on its behalf by Andy Ransom and Stuart Ingall-Tombs on 16 March 2023.

Andy Ransom
Chief Executive

Stuart Ingall-Tombs
Chief Financial Officer

Parent Company Statement of Changes in Equity

For the year ended 31 December

	Called up share capital £m	Share premium account £m	Merger relief reserve £m	Cash flow hedge reserve £m	Cost of hedging £m	Retained earnings £m	Total equity £m
At 1 January 2021	19	7	–	–	–	1,063	1,089
Profit for the year	–	–	–	–	–	60	60
Other comprehensive income:							
Cost of hedging	–	–	–	–	(2)	–	(2)
Transfer between reserves[1]	–	–	–	(4)	–	4	–
Movement on cash flow hedge	–	–	–	13	–	–	13
Total comprehensive income for the year	–	–	–	9	(2)	64	71
Transactions with owners:							
Dividends paid to equity shareholders	–	–	–	–	–	(139)	(139)
Share-based payments charged to profit and loss	–	–	–	–	–	3	3
Share-based payments debited to investments	–	–	–	–	–	7	7
Tax related to items taken directly to equity	–	–	–	–	–	5	5
At 31 December 2021	**19**	**7**	**–**	**9**	**(2)**	**1,003**	**1,036**
Loss for the year	–	–	–	–	–	(72)	(72)
Other comprehensive income:							
Cost of hedging	–	–	–	–	2	–	2
Movement on cash flow hedge	–	–	–	(8)	–	–	(8)
Total comprehensive income for the year	–	–	–	(8)	2	(72)	(78)
Transactions with owners:							
Shares issued in the year	6	–	3,014	–	–	–	3,020
Gain on stock options	–	2	–	–	–	–	2
Dividends paid to equity shareholders	–	–	–	–	–	(122)	(122)
Cost of issuing new shares	–	–	(16)	–	–	–	(16)
Share-based payments charged to profit and loss	–	–	–	–	–	2	2
Share-based payments debited to investments	–	–	–	–	–	15	15
Tax related to items taken directly to equity	–	–	–	–	–	(2)	(2)
At 31 December 2022	**25**	**9**	**2,998**	**1**	**–**	**824**	**3,857**

1. The closing 2020 cash flow hedge reserve balance of £4m was reclassified to its own reserve in 2021 to aid visibility.

Shares of £nil (2021: £nil) have been netted against retained earnings. This represents 19.6m (2021: 9.4m) shares held by the Rentokil Initial Employee Share Trust. The market value of these shares at 31 December 2022 was £100m (2021: £55m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Notes to the Parent Company Accounts

1. Accounting convention

These Financial Statements are prepared using the historical cost convention (as modified to include the revaluation of certain financial instruments) and on a going concern basis, and are prepared in accordance with the Companies Act 2006 as applicable to companies using Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101). In preparing these Financial Statements, the Company applies the recognition, measurement and disclosure requirements of International Accounting Standards in conformity with the requirements of the Companies Act 2006 ('Adopted IFRSs'), but makes amendments where necessary in order to comply with the Companies Act 2006 and has set out below where advantage of the FRS 101 disclosure exemptions has been taken. The results of Rentokil Initial plc are included in the Consolidated Financial Statements of Rentokil Initial plc which are presented on pages 144 to 196.

The Company has taken advantage of the following disclosure exemptions under FRS 101, all of which have equivalent disclosures included in the Consolidated Financial Statements:

- the requirements of paragraphs 45(b) and 46–52 of IFRS 2 Share-based Payment;
- the requirements of paragraphs 62, B64(d), B64(e), B64(g), B64(h), B64(j) to B64(m), B64(n)(ii), B64(o)(ii), B64(p), B64(q)(ii), B66 and B67 of IFRS 3 Business Combinations;
- the requirements of IFRS 7 Financial Instruments: Disclosures;
- the requirements of paragraphs 91–99 of IFRS 13 Fair Value Measurement;
- the requirement in paragraph 38 of IAS 1 Presentation of Financial Statements to present comparative information in respect of: (i) paragraph 79(a) (iv) of IAS 1; (ii) paragraph 73(e) of IAS 16 Property, Plant and Equipment; (iii) paragraph 118(e) of IAS 38 Intangible Assets; (iv) paragraphs 76 and 79(d) of IAS 40 Investment Property; and (v) paragraph 50 of IAS 41 Agriculture;
- the requirements of paragraphs 10(d), 10(f), 39(c) and 134–136 of IAS 1 Presentation of Financial Statements;
- the requirements of IAS 7 Statement of Cash Flows;
- the requirements of paragraphs 30 and 31 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors;
- the requirements of paragraph 17 of IAS 24 Related Party Disclosures;
- the requirements in IAS 24 Related Party Disclosures to disclose related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such a member; and
- the requirements of paragraphs 134(d)–134(f) and 135(c)–135(e) of IAS 36 Impairment of Assets.

2. Principal accounting policies

Judgements and key areas of estimation
The preparation of Financial Statements in compliance with FRS 101 requires the use of certain critical accounting estimates. It also requires the Company's Directors to exercise judgement in applying the Company's accounting policies. The areas where significant judgements and estimates have been made in preparing the Financial Statements and their effect are disclosed in Note 3 and the Consolidated Financial Statements.

Investments
Investments held as fixed assets are stated at cost less provision for any impairment. In the opinion of the Directors, the value of such investments are not less than shown at the balance sheet date.

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost (where hedge accounting is not applied); any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date under its committed bank credit facilities.

Deferred tax
Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the statement of financial position differs from its tax base, except for differences arising on:

- the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit; and
- investments in subsidiaries and jointly controlled entities where the Company is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax assets/liabilities are settled/recovered.

Financial instruments and risk management
The Company policy in respect of financial instruments and risk management is disclosed in Section C of the Notes to the Consolidated Financial Statements on pages 178 to 187. Disclosures have been made on financial instruments as required by the Companies Act 2006.

Expected credit loss calculations are performed annually for intercompany debtors and are a probability weighted estimate of credit losses based on the Company's historical credit loss experience adjusted for debt-specific factors.

Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity.

Notes to the Parent Company Accounts
continued

Share-based compensation

The Company operates one equity-settled, share-based compensation plan. The economic cost of awarding shares and share options to employees is recognised as an expense in the profit and loss account equivalent to the fair value of the benefit awarded. The fair value of options over the Company's shares awarded to employees of subsidiary companies is treated as a capital contribution, resulting in an increase in investments. The fair value is determined by reference to option pricing models, principally Monte Carlo and adjusted Black-Scholes models. The charge is recognised in the profit and loss account over the vesting period of the award. At each balance sheet date, the Company revises its estimate of the number of options that are expected to become exercisable. Any revision to the original estimates is reflected in the profit and loss account, with a corresponding adjustment to equity immediately to the extent it relates to past service and the remainder over the rest of the vesting period.

Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Financial Statements in the period in which the dividends are approved by the Company's shareholders. Interim dividends are recognised when paid. See Note D1 of the Consolidated Financial Statements for details of dividends proposed in the year.

3. Critical accounting estimates and judgements

The Company makes certain estimates and assumptions regarding the future. Estimates and judgements are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. Estimates and assumptions have been reviewed to assess whether significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year is present; there were no estimates nor assumptions found to have such significant risk.

4. Investments

	2022 £m	2021 £m
At 1 January	290	283
Additions	8,220	–
Disposals	(4,110)	–
Share-based payments to employees of subsidiaries	15	7
At 31 December	**4,415**	290

During the year a new subsidiary, Rentokil Initial US Holdings, Inc., was incorporated and 100% of the share capital was issued to the Company. On 12 October 2022, Rentokil Initial US Holdings, Inc. purchased 100% of the share capital of Terminix Global Holdings, Inc. (Terminix) at a fair value of £4,110m, which was funded by a capital increase from the Company. Subsequently, on 21 November 2022, the Company transferred its investment in Rentokil Initial US Holdings, Inc. at cost to its direct subsidiary, Rentokil Initial Holdings Limited, in exchange for shares.

At 31 December 2022 Rentokil Initial Holdings Limited is the Company's sole direct subsidiary undertaking. All other indirect subsidiary undertakings are listed on pages 190 to 196.

5. Debtors

	2022 £m	2021 £m
Amounts falling due within one year:		
Amounts owed by subsidiary undertakings – non-interest-bearing loans (repayable on demand)	16	20
Amounts owed by subsidiary undertakings – interest-bearing loan (effective interest rate of 4.57%)	132	–
Other debtors	–	4
	148	24
Amounts falling due after more than one year:		
Amounts owed by subsidiary undertakings – interest-bearing loan (with effective interest rate of 2.5%)	2,750	2,750

Amounts owed by subsidiary undertakings due within one year relates to an interest-bearing loan that matures in December 2023.
Amounts owed by subsidiary undertakings due after one year relates to an interest-bearing loan that matures in July 2026.

6. Deferred taxation

	2022 £m	2021 £m
The deferred tax asset is made up as follows:		
Long-term incentive plan	16	15
Tax losses	13	–
	29	15
The deferred tax liability is made up as follows:		
Defined benefit pension scheme	–	(7)
	–	(7)

7. Pension commitments

At 31 December 2022 the Rentokil Initial 2015 Pension Scheme (RIPS) pension asset amounted to £nil (2021: £18m). As there is no contractual agreement or stated policy for charging the net defined benefit cost of RIPS to participating entities, the net defined benefit cost is recognised fully by the Company. On 4 December 2018 the Trustee entered into a binding agreement with Pension Insurance Corporation plc (PIC) to insure the liabilities of the RIPS, known as a buy-in. In December 2021 the final true-up premium was paid to PIC and on 24 February 2022 the insurance policy with PIC was transferred to the individual members of the Scheme. Accordingly, in 2022 both the Scheme's assets and liabilities have been reduced by the policy value of £1,159m and the remaining surplus of £22m was refunded to the Company. For more information on pension commitments and the pension settlement, see Note A10 of the Consolidated Financial Statements.

The movement in the net defined benefit asset for the RIPS over the accounting year is as follows:

	Present value of obligation 2022 £m	Fair value of plan assets 2022 £m	Total 2022 £m	Present value of obligation 2021 £m	Fair value of plan assets 2021 £m	Total 2021 £m
At 1 January	**(1,248)**	**1,266**	**18**	(1,369)	1,387	18
Settlement cost	**4**	**–**	**4**	–	–	–
Transfer of RIPS annuity policies (buy-out)	**1,159**	**(1,159)**	**–**	–	–	–
Administration expenses	**4**	**(4)**	**–**	–	–	–
Interest on net defined benefit asset[1]	**(4)**	**4**	**–**	(19)	19	–
Total pension income/(expense)	**1,163**	**(1,159)**	**4**	(19)	19	–
Remeasurements:						
– Remeasurement loss on scheme assets	**–**	**(76)**	**(76)**	–	(77)	(77)
– Remeasurement gain on obligation[2]	**76**	**–**	**76**	77	–	77
Contributions:						
– Benefit payments	**9**	**(9)**	**–**	63	(63)	–
– Refund of surplus	**–**	**(22)**	**(22)**	–	–	–
At 31 December	**–**	**–**	**–**	(1,248)	1,266	18

1. Service costs, settlement and administration expenses are charged to operating expenses, and interest cost and return on plan assets to finance cost and income.
2. The remeasurement loss on the defined benefit obligation comprises remeasurement gain arising from changes in demographic assumptions of £nil (2021: remeasurement loss of £2m), remeasurement gain arising from changes in financial assumptions of £82m (2021: gain of £75m) and remeasurement loss arising from experience of £7m (2021: loss of £1m).

8. Derivative financial instruments

	Fair value assets 2022 £m	Fair value assets 2021 £m	Fair value liabilities 2022 £m	Fair value liabilities 2021 £m
Interest rate swaps (level 2):				
– non-hedge	**16**	11	**(92)**	(9)
– cash flow hedge	**5**	–	**–**	(25)
	21	11	**(92)**	(34)
Analysed as follows:				
Current portion	**–**	1	**–**	(1)
Non-current portion	**21**	10	**(92)**	(33)
	21	11	**(92)**	(34)

Cash flow hedge accounting has been applied to derivatives (marked as 'cash flow hedge' in the table above) in accordance with IFRS 9. Where no hedge accounting has been applied, related derivatives have been marked as 'non-hedge'. Any ineffectiveness on the cash flow hedge is taken directly to finance costs. During the year there was a gain of £nil (2021: £1m) from those derivatives relating to ineffectiveness in a cash flow hedge relationship. Cash flow hedge accounting has been applied to €nil (2021: €340m) of the €400m 2024 bond, €179m (2021: €179m) of the €500m 2026 bond and €175m (2021: €175m) of the €600m 2028 bond. The cross-currency interest rate swaps are used as hedging instruments to hedge the volatility in the £/€ exchange rate of the bonds. For the year ended 31 December 2022, the amount in comprehensive income related to cash flow hedge accounting was a loss of £8m (2021: £13m gain).

Notes to the Parent Company Accounts
continued

9. Creditors

	2022 £m	2021 £m
Amounts falling due within one year:		
Amounts due to subsidiary undertakings (non-interest-bearing loans repayable on demand)	**256**	795
Other creditors	**16**	9
	272	804

10. Bank and other borrowings

	2022 £m	2021 £m
Amounts falling due within one year	**877**	83
Amounts falling due after one year	**3,015**	1,254
	3,892	1,337

In October 2022, the Company entered into a term loan arrangement, borrowing $700m at a floating interest rate based on SOFR plus a 60bps margin.

Medium-term notes and bond debt comprises:

	Bond interest coupon 2022	Effective hedged interest rate 2022	Bond interest coupon 2021	Effective hedged interest rate 2021
Non-current				
€400m bond due November 2024	**Fixed 0.95%**	**–**	Fixed 0.95%	Fixed 3.08%
€500m bond due May 2026	**Fixed 0.875%**	**Fixed 1.78%**	Fixed 0.875%	Fixed 1.54%
€850m bond due June 2027	**Fixed 3.975%**	**–**	–	–
€600m bond due October 2028	**Fixed 0.50%**	**Fixed 1.3%**	Fixed 0.50%	Fixed 1.08%
€600m bond due June 2030	**Fixed 4.475%**	**–**	–	–
£400m bond due June 2032	**Fixed 5.0%**	**–**	–	–
Average cost of bond debt at year-end rates		**2.76%**		1.78%

The Company bank debt facilities comprises:

	Facility amount 2022 £m	Drawn at year end 2022 £m	Headroom 2022 £m	Interest rate at year end 2022 %	Facility amount 2021 £m	Drawn at year end 2021 £m	Headroom 2021 £m	Interest rate at year end 2021 %
Non-current								
$700m term loan due October 2025	**579**	**579**	**–**	**4.9**	–	–	–	–
$1.0bn RCF due October 2027	**827**	**–**	**827**	**0.14**	–	–	–	–
£550m RCF due August 2025	**–**	**–**	**–**	**–**	550	–	550	0.14

During the year the Company amended, extended and increased its RCF with 16 relationship banks from £550m to $1.0bn in order to provide additional liquidity headroom in relation to the acquisition of Terminix Global Holdings, Inc. The RCF was undrawn throughout 2021 and 2022. In addition, the Company entered into a £120m uncommitted RCF facility with ING Bank N.V. which was drawn down in full and repaid during the period. This facility was cancelled on 30 June 2022.

In June 2022, the Company issued three new bonds: €850m 5-year at 3.975%; €600m 8-year at 4.475%; and £400m 10-year at 5.0%.

11. Share capital

During the year, 656,206,920 new shares were issued in relation to the acquisition of Terminix Global Holdings, Inc. and 4,500,000 new shares were issued in relation to employee share schemes.

	2022 £m	2021 £m
Issued and fully paid:		
At 31 December – 2,520,039,885 shares of 1p each (2021: 1,859,332,965)	**25**	19

12. Share premium

	2022 £m	2021 £m
At 31 December	**9**	7

13. Contingent liabilities

The Company has provided guarantees in respect of bank and other borrowings held by its subsidiary undertakings. In addition, there are contingent liabilities in respect of litigation, pensions and tax, none of which are expected to give rise to any material outflow.

14. Auditor's remuneration

Note A8 to the Consolidated Financial Statements provides details of the remuneration of the Company's auditor for the Group.

15. Employees

The Company has eight employees (2021: 11 employees). Details on employee costs are in Note A9 of the Consolidated Financial Statements. Services for finance, taxation, treasury, legal, HR and IT are provided by Rentokil Initial 1927 plc and recharged to the Company. Information on Directors' emoluments, share and other interests, transactions and pension entitlements is included in the Directors' Remuneration Report in this Annual Report.

16. Share-based payments

Share-based payments for the financial year were £17m (2021: £10m), of which £2m (2021: £3m) was charged to the profit and loss account and £15m (2021: £7m) was debited to investments. Share options relating to the Board of Directors are disclosed in the Directors' Remuneration Report and detailed share-based payment disclosures are shown in Note A11 of the Consolidated Financial Statements.

17. Related party transactions

The Company has not undertaken any transactions with related parties during the year, other than transactions with wholly owned related parties of Rentokil Initial plc. Such transactions are exempt from disclosure under FRS 101. There were no transactions with non-wholly owned related parties of Rentokil Initial plc.

18. Post balance sheet events

There have been no significant post balance sheet events affecting the Company since 31 December 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with our audited Consolidated Financial Statements and the related notes thereto included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to the Group's plans and strategy for its business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the 'Risk Factors' and sections of this Annual Report, including 'Cautionary Statement Regarding Forward-Looking Statements'. Therefore, actual results may differ materially from those contained in any forward-looking statements.

The impact of macroeconomic factors and COVID-19 on the Group's business

Macroeconomic factors

Inflation. The Group's cost base is largely driven by the cost of compensation for employees and the costs of required equipment (including service equipment and uniforms, vehicles and fuel, and technology necessary to deliver the high-quality services) and the cost of the products being used on the customer premises including rental equipment and consumables. All of these costs are subject to inflationary pressures and as such, sustained elevated increases in such costs may not always be possible to pass on to customers.

As a result of the invasion of Ukraine in the first quarter of 2022, inflation levels globally have risen to their highest in two decades, particularly impacting on fuel prices, timber prices, energy prices and labour costs. This compares with the period from 2020 to 2021, when inflationary pressures were typically low in the countries in which the Group operated and therefore passing these costs onto customers has been achievable. In contrast, the Group also has operations in Lebanon, a hyperinflationary country. The business in Lebanon implements frequent price increases to offset the increases in costs it incurs. This demonstrates that the Group has operations in both low and high inflationary markets and is accustomed to a range of inflationary environments.

During 2022, the Group has been able to pass along the incurred inflationary impacts in the form of increased prices to its customers. However, the Group cannot predict the extent to which it may experience future cost increases. The Group may be prevented, in whole or in part, from passing these cost increases on to its existing and prospective customers, which could have a material adverse impact on the Group's business.

Shortage of products or supply chain impacts. The Group does not have significant exposure to international logistics as the majority of its purchased products and services are sourced in the country they are consumed. Where there are local shortages, products are typically able to be imported quickly from neighbouring markets. Where global shortages exist, such as recent microchip shortages impacting IT and vehicle supply chains, the Group has been able to generally extend the life of the asset until supply chains catch up. However, should there be long-term shortages of critical products or services in the future, then this may adversely impact the operational performance of the Group.

Labour shortages. The goods and services of the Group are sold by front line sales employees and delivered by a highly skilled technician workforce. These employees are supported by functional support employees in the Group's offices around the world. The Group typically retains around 85% of employees each year, although this can vary from year to year and by market. As a result of employees leaving each year and the need to replace and hire additional employees for growth, The Group has established experienced recruitment teams and processes allowing access to many different labour marketplaces. The Group has a very strong recruitment brand and offers attractive remuneration packages and career development opportunities. During the first half of 2021, the Group did experience a more elevated number of resignations, in a limited number of localised geographies, following the decline in the COVID-19 pandemic around the world. This did not have a material impact on the Group in 2021 and by the first quarter of 2022, we had returned towards a pre-pandemic level of colleague churn. Recruitment markets remain very tight and our markets are having to work harder to identify and attract the best talent. We are currently reviewing the Terminix retention performance in order to align reporting practices; however, we are aware that their recruitment practices were different to Rentokil Initial and when we include the results this may have an adverse impact on the overall retention figures for the enlarged Group. In the future, a very significant shortage of labour in a specific geography may limit the Group's ability to service revenue opportunities while finding qualified employees and adversely impact the operational performance of the Group.

COVID-19

COVID-19 impacts during 2022 were very limited, with customer suspensions only remaining elevated in China and some smaller Asian markets; however, the impacts were immaterial to the overall results of the Group.

The Group expects limited impacts from COVID-19 to continue in the short term, notably in countries like China where vaccination levels remain lower. The ultimate societal and economic impact of the COVID-19 pandemic also remains unknown. In particular, the Group cannot predict whether any worsening or continuation of the COVID-19 pandemic or a new pandemic, or any resulting economic impact, will adversely affect its business.

Key indicators of performance and financial condition

The Group focuses on a variety of indicators and key operating and financial metrics, including certain non-IFRS alternative performance measures, to monitor the financial condition and performance of its business. These metrics include Revenue, Operating Profit, Adjusted Operating Profit (at CER), Adjusted Profit Before Tax, Free Cash Flow, Adjusted Earnings Per Share, Organic Revenue Growth, Free Cash Flow Conversion, Customer Retention, Colleague Retention and Lost Time Accident Rate.

Revenue. Revenue results are primarily a function of the volume and pricing of the services and products provided to the Group's customers by the business, as well as the mix of services and products provided across the business. The volume of revenue is impacted by new unit sales, the retention of existing customers and acquisitions. The Group serves both residential and commercial customers. During 2022, sales were generated across 90 countries, with the only country accounting for equal to or greater than 10% of revenue from external customers being the US (48%).

Operating Profit. This measure is calculated as Revenue less Operating Expenses, with Operating Expenses consisting of employee costs, direct materials and services, vehicle costs, property costs, depreciation and impairment of property, plant and equipment, amortisation and impairment of intangible assets, one-off and adjusting items and other operating expenses. Other operating expenses include professional fees, marketing costs, amortisation of contract costs and movements in bad debt provision.

Adjusted Operating Profit (at CER). This is an adjusted measure and is presented before the amortisation and impairment of intangible assets (excluding computer software), one-off and adjusting items (see below) and gain or loss on disposal of businesses. Given the international nature of the Group's operations, foreign exchange movements can have a significant impact on the reported results of the Group when they are translated into sterling (the functional currency of the Group). In order to help understand the underlying trading performance of the business, revenue and profit measures are often presented at constant exchange rates (CER). The CER is calculated by translating current-year reported numbers at the full-year average exchange rates for the prior year. See 'Constant Exchange Rates (CER)' below (page 212).

Adjusted Profit Before Tax. This non-IFRS measure is used to give management and investors an understanding of the underlying profitability of the business over time. Adjusted Profit Before Tax is calculated by adding the following items back to Profit before Income Tax: amortisation and impairment of intangible assets (excluding computer software), one-off and adjusting items and net interest adjustments. Intangible assets (excluding computer software) are recognised on acquisition of businesses which, by their nature, can vary by size and amount each year. As a result, amortisation of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and segments. One-off and adjusting items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses (including aborted acquisitions), gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy property-related provisions (environmental liabilities), and payments or receipts as a result of legal disputes. Net interest adjustments are other non-cash accounting gains and losses that can cause material fluctuations and distort understanding of the performance of the business, such as net interest on pension schemes, discount unwind interest on legacy termite provisions and interest fair value adjustments. These adjustments are made to aid year-on-year comparability.

Free Cash Flow. Free Cash Flow is a non-IFRS metric that is measured as net cash from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible fixed assets, cash flows related to leased assets, cash flows related to one-off and adjusting items and dividends received from associates. These items are considered by management to be non-discretionary, as continued investment in these assets is required to support the day-to-day operations of the business. This measure is also used by management to assess how much cash there is to reinvest into the business for future growth through people, technology and M&A.

Diluted Adjusted Earnings Per Share. Basic earnings per share is calculated by dividing the profit after tax attributable to equity holders of the Company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust which are treated as cancelled, and including share options for which all conditions have been met. For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group's potentially dilutive ordinary shares relate to the contingent issuable shares under the Group's long-term incentive plans (LTIPs) to the extent that the performance conditions have been met at the end of the period. These share options are issued for nil consideration to employees if performance conditions are met. For the calculation of diluted earnings per share, 1,290,294 share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2022 (31 December 2021: nil). Adjusted Earnings Per Share is a non-IFRS metric that is calculated by dividing adjusted profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue. This supplemental measure is also used by management to gain an understanding of the underlying earnings per share performance of the business over time and enable company-to-company comparisons.

Organic Revenue Growth. Organic Revenue Growth measures are non-IFRS metrics that are used to help understand the underlying performance of the Group. These supplemental measures are also used by management to develop forecasts in tracking performance, serving as a key metric in certain of the Group's compensation programmes. Organic Revenue Growth represents the growth in Revenue (at CER) excluding the effect of businesses acquired during the year. Acquired businesses are included in organic measures in the year following acquisition, and the comparative period is adjusted to include an estimated full year performance for growth calculations. The Terminix acquisition is treated differently to other acquisitions for Organic Revenue Growth purposes. The full pre-acquisition results of the Terminix business are included for the comparative period and Organic Revenue Growth is calculated as the growth in Revenue compared to the comparative period.

Adjusted Free Cash Flow and Free Cash Flow Conversion. Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for product development additions and net investment hedge cash interest through Other Comprehensive Income. This measure is also used by management to determine the efficiency at which the business is able to convert profits into cash. Free Cash Flow Conversion is calculated by dividing Adjusted Free Cash Flow by Adjusted Profit After Tax, expressed as a percentage. Adjusted Profit After Tax is defined as Adjusted Profit Before Tax adjusted for the tax effect of amortisation and impairment of intangible assets (excluding computer software) and one-off and adjusting items and net interest adjustments.

Customer Retention. Customer Retention is used to track the retention of the Group's renewable customers and is calculated on a rolling, 12-month basis in order to avoid seasonal anomalies. It is defined as the total portfolio value of customers retained as a percentage of the opening portfolio. The Group views Customer Retention as one of the key indicators of the long-term success of the business. Customer Retention was 85.4% in the year ended 31 December 2022 and 85.4% in the year ended 31 December 2021.

Employee Retention. Defined as total Sales and Service employees retained in the year as a percentage of Sales and Service headcount at the start of the year. The Group considers Employee Retention to be a key driver of Customer Retention. Employee Retention was 82.6% in the year ended 31 December 2022 and 84.4% in the year ended 31 December 2021. The decrease of 4.2 percentage points in the year ended 31 December 2021 as compared to the year ended 31 December 2020 was a result of employees who joined the business at the height of the pandemic and employment uncertainty in 2020, leaving the Group in 2021 as other sectors recovered.

Lost Time Accident Rate. Defined as the number of lost time accidents per 100,000 standard working hours. The Group views Lost Time Accident Rate as a key measure of the Group's employees' injury prevention. The rate was 0.39 in the year ended 31 December 2022 and 0.38 in the year ended 31 December 2021.

Certain components of results of operations

Profit before Income Tax. This is calculated as Revenue less Operating Expenses and net finance costs plus share of profit from associated undertakings (net of tax).

Income Tax Expenses. The income tax expense for the period comprises both current and deferred tax. Current tax expense represents the amount payable on this year's taxable profits and any adjustment relating to prior years. Taxable profits differ from accounting profits as some items of income or expenditure are not taxable or deductible or may be taxable or deductible in a different accounting period.

Management's Discussion and Analysis of Financial Condition and Results of Operations
continued

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group's subsidiaries and associates operate and generate taxable income. Deferred tax is an accounting adjustment to provide for tax that is expected to arise in the future due to differences between accounting and tax bases. Deferred tax is determined using tax rates that are expected to apply when the timing difference reverses based on tax rates which are enacted or substantively enacted at the balance sheet date.

Profit for the year. This measure is calculated as Profit before Income Tax less Income Tax Expenses.

For definitions of Revenue and Operating Profit (including Operating Expenses), see 'Key Indicators of Performance and Financial Condition'.

Results of operations

Following is a discussion of the Group's results of operations for the years ended 31 December 2022 and 2021.

The following table summarises the Group's results of operations for the years ended 31 December 2022 and 2021:

	2022 £m	2021 £m	2020 (as restated) £m	% change 2022	2021
Revenue	**3,714**	2,957	2,803	**25.6**	5.5
Operating expenses:					
Employee costs	**1,736**	1,405	1,305	**23.6**	7.7
Direct materials and services	**704**	586	583	**20.1**	0.4
Vehicle costs	**201**	146	134	**37.6**	9.3
Property costs	**82**	60	65	**37.5**	(8.7)
Depreciation and impairment of property, plant and equipment	**140**	128	132	**8.9**	(2.9)
Amortisation and impairment of intangible assets	**140**	91	101	**53.5**	(9.8)
One-off and adjusting items	**136**	21	8	**556.7**	168.8
Net impairment losses on financial assets	**24**	–	–	**–**	–
Other operating expenses	**234**	173	181	**35.2**	(4.4)
Total operating expenses	**3,397**	2,610	2,509	**30.1**	4.0
Operating profit	**317**	347	294	**(8.4)**	17.9
Finance income	**49**	4	6	**1,071.4**	(32.3)
Finance cost	**(79)**	(34)	(78)	**(135.5)**	57.0
Share of profit from associates	**9**	8	8	**4.9**	(1.7)
Profit before income tax	**296**	325	230	**(9.1)**	41.5
Income tax expense	**(64)**	(62)	(44)	**(3.2)**	(42.3)
Profit for the year	**232**	263	186	**(12.0)**	41.3

Revenue
Revenue increased by £757m, or 25.6%, to £3,714m in the year ended 31 December 2022 from £2,957m in the year ended 31 December 2021. Revenue was favourably impacted by organic growth of £68m and by the impact of acquisitions of £497m. The organic growth of £68m consists of £75m from the Pest Control segment and £27m from the France Workwear segment partially offset by a decrease of £33m from the Hygiene & Wellbeing segment reflecting the anticipated tapering of disinfection services, which was reduced by £96m to £21m, and a decrease of £1m from the Central segment. Foreign exchange movements had a favourable effect of £192m, mainly due to sterling weakening against the US dollar. See 'Revenue by Geographical Locations' and 'Revenue by Business Segment' for further discussion.

Operating expenses
Operating expenses increased by £787m, or 30.1%, to £3,397m in the year ended 31 December 2022 from £2,610m in the year ended 31 December 2021.

Employee costs
Employee costs increased by £331m, or 23.6%, to £1,736m in the year ended 31 December 2022 from £1,405m in the year ended 31 December 2021. This was as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2022 and higher inflation in labour costs as a result of higher global inflation rates.

Direct materials and services
Direct materials and services increased by £118m, or 20.1%, to £704m in the year ended 31 December 2022 from £586m in the year ended 31 December 2021. The increase was a result of the increase in sales of products and services and businesses acquired during the year ended 31 December 2022.

Vehicle costs
Vehicle costs increased by £55m, or 37.6%, to £201m in the year ended 31 December 2022 from £146m in the year ended 31 December 2021, which was a result of the increase in the number of employees due to businesses acquired during the year ended 31 December 2022 and significantly higher fuel costs as a result of global inflation caused by the conflict in Ukraine, further vehicle usage has increased due to the non-repeat of COVID-19 lockdowns in the year ended 31 December 2021.

Property costs
Property costs increased by £22m, or 37.5%, to £82m in the year ended 31 December 2022 from £60m in the year ended 31 December 2021 as a result of the acquisition of Terminix and other businesses during the year.

Depreciation and impairment of property, plant and equipment
Depreciation and impairment of property, plant and equipment increased by £12m, or 8.9%, to £140m in the year ended 31 December 2022 from £128m in the year ended 31 December 2021 mainly as a result of businesses acquired during the year ended 31 December 2022, and a return to a more normal pattern of capex investment as the business recovered from lower usage during the pandemic.

Amortisation and impairment of intangible assets

Amortisation and impairment of intangible assets increased by £49m, or 53.5%, to £140m in the year ended 31 December 2022 from £91m in the year ended 31 December 2021 mainly as a result of businesses acquired and associated intangibles recognised on acquisition, specifically the acquisition of Terminix. Further, increases have been driven by goodwill impairments of £22m (2021: £nil) in hyperinflationary markets such as Lebanon, Argentina, Brazil and Turkey.

One-off and adjusting items

One-off and adjusting items increased by £115m, or 556.7%, to £136m in the year ended 31 December 2022 from £21m in the year ended 31 December 2021 as a result of professional fees and other costs related to the acquisition of Terminix and other businesses, and also integration costs relating to the combination of the businesses acquired.

Other operating expenses

Other operating expenses increased by £61m, or 35.2%, to £234m in the year ended 31 December 2022 from £173m in the year ended 31 December 2021, largely due to businesses acquired during the year ended 31 December 2022.

Operating profit

Operating profit decreased by £30m, or 8.4%, to £317m in the year ended 31 December 2022 from £347m in the year ended 31 December 2021. The decrease in operating profit was a result of the increase in revenue of £757m, or 25.6%, to £3,714m in the year ended 31 December 2022 from £2,957m in the year ended 31 December 2021 offset by the increase in operating expenses of £787m, or 30.1%, to £3,397m in the year ended 31 December 2022 from £2,610m in the year ended 31 December 2021. This decrease in operating profit reflected revenue growth across all major countries and regions in which the Group operates and the execution of its high service and innovation and technology strategy, which drove customer retention and new sales of innovative new products to meet evolving customer needs, offset by £136m of deal, integration and other one-off costs arising largely as a result of the Terminix transaction.

Profit before Income Tax

Profit before Income Tax decreased by £29m, or 9.1%, to £296m in the year ended 31 December 2022 from £325m in the year ended 31 December 2021 due to the decrease in operating profit by £30m, or 8.4%, to £317m in the year ended 31 December 2022 from £347m in the year ended 31 December 2022, with net finance costs of £30m in the year ended 31 December 2022 in line with the year ended 31 December 2021.

Income tax expenses

Income tax expenses increased by £2m, or 3.2%, to £64m in the year ended 31 December 2022 from £62m in the year ended 31 December 2021 due to an effective tax rate of 21.6% in the year ended 31 December 2022 compared to an effective tax rate of 19.0% in the year ended 31 December 2021.

Profit for the year

Profit for the year decreased by £31m, or 12.0%, to £232m in the year ended 31 December 2022 from £263m in the year ended 31 December 2021. The decrease in profit was a result of the decrease in profit before income tax of £29m, or 9.1%, to £296m in the year ended 31 December 2022 from £325m in the year ended 31 December 2021 and the increase in income tax expenses of £2m, or 3.2%, to £64m in the year ended 31 December 2022 from £62m in the year ended 31 December 2021.

Revenue by geographical location

Following is a discussion of the Group's revenues by geographical location for the years ended 31 December 2022 and 2021.

The table below sets forth revenue by geographic location for the years ended 31 December 2022 and 2021. For the year ended 31 December 2022, revenue from North America, Europe, UK & Sub-Saharan Africa, Asia & MENAT and Pacific accounted for 50%, 25%, 10%, 9% and 6% of the Group's total revenue, respectively. For the year ended 31 December 2021, revenue from North America, Europe, UK & Sub-Saharan Africa, Asia & MENAT and Pacific accounted for 44%, 28%, 12%, 9% and 7% of the Group's total revenue, respectively.

	2022 £m	2021 £m	2020 (as restated) £m	% change 2022	% change 2021
Revenue:					
North America[1]	**1,849**	1,291	1,197	**43.3**	7.8
Europe[2]	**941**	832	827	**13.1**	0.6
UK & Sub-Saharan Africa[3]	**370**	359	327	**3.0**	9.7
Asia & MENAT[4]	**321**	271	263	**18.4**	3.0
Pacific[5]	**227**	197	178	**15.2**	10.7
Central	**6**	7	11	**(10.3)**	(34.0)
Total	**3,714**	2,957	2,803	**25.6**	5.5

1. North America includes the US and Canada.
2. Europe includes France, Germany, Benelux (Belgium, The Netherlands and Luxembourg), Central Eastern Europe, Southern Europe, Nordics (Norway, Sweden, Finland, Denmark and Poland), Latin America and Caribbean (including Puerto Rico).
3. UK & Sub-Saharan Africa includes UK, Ireland, Baltics and Sub-Saharan Africa (South Africa, Kenya, Tanzania, Mozambique and Malawi).
4. Asia & MENAT includes India, China, Indonesia, Malaysia and other Asian countries and MENAT (Turkey, United Arab Emirates, Saudi Arabia, Jordan, Ghana and Lebanon).
5. Pacific includes Australia, New Zealand and Fiji.

Management's Discussion and Analysis of Financial Condition and Results of Operations
continued

North America

Revenue increased by £558m, or 43.3%, to £1,849m in the year ended 31 December 2022 from £1,291m in the year ended 31 December 2021. This revenue increase was aided by the incremental impact of 2021 M&A of £48m, additional revenue from 2022 M&A of £363m and foreign exchange movements having a £175m favourable effect on revenue. Excluding the effect of foreign exchange and M&A, North America revenue decreased organically by £28m, impacted by a £61m unwind of disinfection revenues versus 2021. Excluding disinfection, Organic Revenue Growth was driven by broad-based momentum in all businesses and an incremental return to more normalised trading patterns. The Group saw good growth in its residential Pest Control portfolio, from both acquisitions in the years ended 31 December 2021 and 2022 and continued marketing and sales focus.

Revenues were supported by very limited disinfection sales in the year ended 31 December 2022. Sales from disinfection amounted to £2m in the year ended 31 December 2022 compared to £63m in the year ended 31 December 2021.

Including the impacts of M&A and foreign exchange, contract revenue grew by £436m to £1,177m in the year ended 31 December 2022 from £741m in the year ended 31 December 2021, product revenue increased by £71m to £301m in the year ended 31 December 2022 from £230m in the year ended 31 December 2021 and job revenue increased by £49m to £374m in the year ended 31 December 2022 from £325m in the year ended 31 December 2021. Job revenue includes disinfection revenues.

Europe

Revenue increased by £109m, or 13.1%, to £941m in the year ended 31 December 2022 from £832m in the year ended 31 December 2021. This increase was driven by Latin America (including Caribbean) increasing by £34m, or 35.4%, to £129m in the year ended 31 December 2022 from £95m in the year ended 31 December 2021, France, which increased by £32m, or 10.2%, to £338m in the year ended 31 December 2022 from £306m in the year ended 31 December 2021, Nordics, which increased by £18m, or 24.7%, to £90m in the year ended 31 December 2022 from £72m in the year ended 31 December 2021, and Southern Europe, which increased revenues by £15m, or 10.1%, to £164m in the year ended 31 December 2022 from £149m in the year ended 31 December 2021.

This revenue increase was aided by the incremental impact of 2021 M&A of £11m and additional revenue from 2022 M&A of £46m but this was partially offset by foreign exchange movements having a £1m adverse effect on revenue. Excluding the effect of foreign exchange and M&A, Europe revenue increased organically by £53m.

The region has enjoyed stronger performance in 2022, with continued momentum in the second half of the year. This has resulted in higher revenue and profitability, driven by both effective price increases and resilience in overall demand. There has been stabilisation of relationships across customer sectors post-COVID-19, with the business back to providing full contractual service terms in the majority of its markets. France Workwear revenue increased by £26m, or 15.6%, to £192m in the year ended 31 December 2022 from £166m in the year ended 31 December 2021. Improving market conditions were reflected in its stronger contribution, which overall is back to pre-COVID-19 levels and supported by robust pricing.

Including the impacts of M&A and foreign exchange, contract revenue grew by £89m to £744m in the year ended 31 December 2022 from £655m in the year ended 31 December 2021, product revenue increased by £5m to £37m in the year ended 31 December 2022 from £32m in the year ended 31 December 2021 and job revenue increased by £16m to £150m in the year ended 31 December 2022 from £134m in the year ended 31 December 2021. Job revenue includes disinfection revenue, which was introduced as a response to the COVID-19 pandemic, which decreased by £21m to £8m in the year ended 31 December 2022 from £29m in the year ended 31 December 2021.

UK & Sub-Saharan Africa

Revenue increased by £11m, or 3.0%, to £370m in the year ended 31 December 2022 from £359m in the year ended 31 December 2021. This increase was driven by UK, Ireland and Baltics increasing revenue by £10m, or 3.1%, to £328m for the year ended 31 December 2022 from £318m in the year ended 31 December 2021 and Sub-Saharan Africa increasing revenue by £1m, or 1.9%, to £41m in the year ended 31 December 2022 from £40m in the year ended 31 December 2021.

UK & Sub-Saharan Africa revenue increased organically by £11m.

The region delivered a resilient trading performance against strong comparators in the prior year, which had provided strong growth opportunities in both the medical waste and disinfection business streams. Good revenue growth was delivered in both the Pest Control business and core Hygiene operations. This was accompanied by an improved performance year-on-year in the Ambius business, which benefited from a comparatively supportive operating environment in the hospitality, office and travel sectors. The UK Property Care business was slightly dampened by domestic property services, where growth slowed in line with the housing market.

Including the impacts of M&A and foreign exchange, contract revenue grew by £12m to £263m in the year ended 31 December 2022 from £251m in the year ended 31 December 2021 and job revenue decreased by £12m to £93m in the year ended 31 December 2022 from £105m in the year ended 31 December 2021. Job revenue includes disinfection revenue, which was introduced as a response to the COVID-19 pandemic, which decreased by £6m to £nilm in the year ended 31 December 2022 from £6m in the year ended 31 December 2021. Job revenue also includes COVID-19 waste services, which reduced in the year ended 31 December 2022 as the UK vaccine roll-out tailed off.

Asia & MENAT

Revenue increased by £50m, or 18.4%, to £321m in the year ended 31 December 2022 from £271m in the year ended 31 December 2021. This revenue increase was driven by MENAT increasing revenue by £16m, or 55.1%, to £45m in the year ended 31 December 2022 from £29m in the year ended 31 December 2021, Indonesia increasing by £6m, or 12.5%, to £48m in the year ended 31 December 2022 from £42m in the year ended 31 December 2021, Malaysia improving by £6m, or 15.6%, to £39m in the year ended 31 December 2022 from £33m in the year ended 31 December 2021, Singapore improving by £5m, or 14.0%, to £36m in the year ended 31 December 2022 from £31m in the year ended 31 December 2021, India increasing revenue by £4m, or 9.2%, to £58m in the year ended 31 December 2022 from £54m in the year ended 31 December 2021 and China improving by £4m, or 21.6%, to £22m for the year ended 31 December 2022 from £18m in the year ended 31 December 2021. Pricing was complemented with volume growth, which benefited from post-COVID market reopening.

This revenue increase was aided by the incremental impact of 2021 M&A of £12m and additional revenue from 2022 M&A of £6m and foreign exchange movements having a £14m favourable effect on revenue. Excluding the effect of foreign exchange and M&A, Asia & MENAT revenue increased organically by £18m.

Including the impacts of M&A and foreign exchange, contract revenue grew by £41m to £246m in the year ended 31 December 2022 from £205m in the year ended 31 December 2021, job revenue increased by £5m to £57m in the year ended 31 December 2022 from £52m in the year ended 31 December 2021 and product revenue increased by £3m to £21m in the year ended 31 December 2022 from £18m in the year ended 31 December 2021. Job revenue included disinfection revenue, which was introduced as a response to the COVID-19 pandemic, which decreased by £7m to £10m in the year ended 31 December 2022 from £17m in the year ended 31 December 2021.

Pacific
Revenue increased by £30m, or 15.2%, to £227m in the year ended 31 December 2022 from £197m in the year ended 31 December 2021. Australia revenue increased by £17m, or 11.4%, to £166m in the year ended 31 December 2022 from £149m in the year ended 31 December 2021 and New Zealand grew by £12m, or 26.6%, to £57m in the year ended 31 December 2022 from £45m in the year ended 31 December 2021. The Pacific saw increased demand for services as it benefited from reopened markets, international travel and a return to offices.

This revenue increase was aided by the incremental impact of 2021 M&A of £3m and additional revenue from 2022 M&A of £7m and foreign exchange movements having a £5m favourable effect on revenue. Excluding the effect of foreign exchange and M&A, Pacific revenue increased organically by £15m.

Including the impacts of M&A and foreign exchange, contract revenue grew by £21m to £179m in the year ended 31 December 2022 from £158m in the year ended 31 December 2021 and job revenue increased by £7m to £44m in the year ended 31 December 2022 from £37m in the year ended 31 December 2021. Credit notes reduced by £2m to £2m in the year ended 31 December 2022 from £4m in the year ended 31 December 2021. Job revenue includes disinfection revenue, which was introduced as a response to the COVID-19 pandemic, which decreased by £1m to £nil in the year ended 31 December 2022 from £1m in the year ended 31 December 2021.

Revenue by business segment

Following is a discussion of the Group's revenues by business segment for the years ended 31 December 2022 and 2021.

The table below sets forth revenue by business segment for the years ended 31 December 2022 and 2021. For the year ended 31 December 2022, Pest Control, Hygiene & Wellbeing and France Workwear segments accounted for 73%, 22% and 5% of total revenue, respectively. For the year ended 31 December 2021, Pest Control, Hygiene & Wellbeing and France Workwear segments accounted for 66%, 28% and 6% of total revenue, respectively.

	2022 £m	2021 £m	2020 (as restated) £m	% change 2022	2021
Revenue:					
Pest Control	**2,695**	1,952	1,718	**38.2**	13.6
Hygiene & Wellbeing	**821**	832	901	**(1.5)**	(7.6)
France Workwear	**192**	166	173	**15.6**	(4.4)
Central	**6**	7	11	**(10.3)**	(34.0)
Total	**3,714**	2,957	2,803	**25.6**	5.5

Pest Control
Revenue increased by £743m, or 38.2%, to £2,695m in the year ended 31 December 2022 from £1,952m in the year ended 31 December 2021. The Pest Control business overall delivered good growth in the year, underpinned by the critical nature of its services. Performance has been supported by both pricing and volumes, led by the Commercial Pest Control business which has a high proportion of contractual activity and has benefited overall from continued good customer retention rates.

The increase in revenue for this segment was aided by the incremental impact from 2021 M&A transactions of £70m and additional revenue from 2022 M&A of £419m with foreign exchange movements having a £179m favourable effect on revenue. Excluding the effect of foreign exchange and M&A, Pest Control revenue increased organically by £75m.

All revenue streams increased with contract revenue growing by £509m to £1,758m in the year ended 31 December 2022 from £1,249m in the year ended 31 December 2021, job revenue increasing by £155m to £612m in the year ended 31 December 2022 from £457m in the year ended 31 December 2021 and product revenue going up by £76m to £334m in the year ended 31 December 2022 from £258m in the year ended 31 December 2021. A reduction in credit notes to £6m in the year ended 31 December 2022 from £10m in the year ended 31 December 2021 was the reason for £4m of the revenue increase.

Hygiene & Wellbeing
Revenue decreased by £11m, or 1.5%, to £821m in the year ended 31 December 2022 from £832m in the year ended 31 December 2021. This reflected the anticipated tapering of disinfection services, which was reduced by £96m to £21m.

The decrease in revenue also contained the incremental impact of 2021 M&A of £4m, additional revenue from 2022 M&A of £3m and foreign exchange movements having a £14m favourable effect. Excluding the effect of foreign exchange and M&A, Hygiene & Wellbeing revenue decreased organically by £32m.

France Workwear
Revenue increased by £26m, or 15.6%, to £192m in the year ended 31 December 2022 from £166m in the year ended 31 December 2021. This was largely driven by the recovery of the hospitality and tourism sectors as the COVID-19 pandemic abated and as France enjoyed a more normal summer season and year.

Management's Discussion and Analysis of Financial Condition and Results of Operations
continued

Operating expenses by geographic region

Following is a discussion of the Group's operating expenses by business segment for the years ended 31 December 2022 and 2021.

North America

	2022 £m	2021 £m	2020 £m	% change 2022	% change 2021
Employee costs	836	586	543	42.7	7.6
Direct materials and services	370	294	263	25.9	11.7
Vehicle costs	98	52	43	87.0	23.0
Property costs	30	24	21	22.8	13.7
Depreciation of PPE	22	16	16	37.7	0.6
Amortisation of intangibles	69	37	34	84.4	10.7
One-off and adjusting items	70	7	(2)	875.0	413.0
Other operating expenses	177	109	105	63.0	3.5
Total	**1,672**	**1,125**	**1,023**	**48.6**	**10.0**

Operating expenses increased by £547m, or 48.6%, to £1,672m in the year ended 31 December 2022 from £1,125m in the year ended 31 December 2021. The main driver of this increase was employee costs which increased by £250m, or 42.7%, to £836m in the year ended 31 December 2022 from £586m in the year ended 31 December 2021 as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2022 and organic growth during the year ended 31 December 2022. A further driver of this increase was direct materials and services which increased by £76m, or 25.9%, to £370m in the year ended 31 December 2022 from £294m in the year ended 31 December 2021 as a result of an increase in revenues. The third driver of this increase was other operating expenses which increased by £68m, or 63.0%, to £177m in the year ended 31 December 2022 from £109m in the year ended 31 December 2021 as a result of businesses acquired during the year ended 31 December 2022. Vehicle costs were up £46m or 87% from £52m in the year ended 31 December 2021 to the year ended 31 December 2022 as a result of businesses acquired during the period, higher fuel prices as a result of the conflict in Ukraine and as a result of higher usage than 2021 where some customers were suspended as a result of the COVID-19 pandemic.

Europe

	2022 £m	2021 £m	2020 £m	% change 2022	% change 2021
Employee costs	396	367	353	8.1	3.9
Direct materials and services	129	117	113	10.1	2.9
Vehicle costs	50	52	49	(3.6)	6.3
Property costs	31	14	19	124.8	(27.1)
Depreciation of PPE	74	75	79	(0.5)	(5.2)
Amortisation of intangibles	29	15	16	88.9	(7.3)
One-off and adjusting items	5	3	11	51.6	(71.0)
Other operating expenses	75	50	64	50.0	(21.7)
Total	**789**	**693**	**704**	**14.0**	**(1.6)**

Operating expenses increased by £96m, or 14.0%, to £789m in the year ended 31 December 2022 from £693m in the year ended 31 December 2021. The main driver of this was employee costs which increased by £29m, or 8.1%, to £396m in the year ended 31 December 2022 from £367m in the year ended 31 December 2021 as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2022 and organic growth during the year ended 31 December 2022. A further driver of this decrease was other operating expenses which increased by £25m, or 50.0%, to £75m in the year ended 31 December 2022 from £50m in the year ended 31 December 2021 as a result of businesses acquired during the year ended 31 December 2022.

UK & Sub-Saharan Africa

	2022 £m	2021 £m	2020 £m	% change 2022	% change 2021
Employee costs	144	147	134	(2.0)	10.2
Direct materials and services	46	51	55	(8.8)	(7.6)
Vehicle costs	19	22	24	(13.6)	(7.9)
Property costs	14	7	7	80.0	(1.3)
Depreciation of PPE	13	12	12	8.5	–
Amortisation of intangibles	–	9	10	(100.0)	(5.2)
One-off and adjusting items	5	–	1	2,650.0	(120.0)
Other operating expenses	38	28	39	36.5	(28.4)
Total	**279**	**276**	**282**	**1.0**	**(1.8)**

Operating expenses increased by £3m, or 1.0%, to £279m in the year ended 31 December 2022 from £276m in the year ended 31 December 2021. The main driver of this was other operating expenses which increased by £10m, or 36.5%, to £38m in the year ended 31 December 2022 from £28m in the year ended 31 December 2021 as a result of the non repeat of bad debt provision releases in the year ended 31 December 2021. Another driver of this increase was property costs which increased by £7m, or 80.0%, to £14m in the year ended 31 December 2022 from £7m in the year ended 31 December 2021 as a result of rising property cost renewals in the UK. These increases were partially offset by a decrease in direct materials and services which decreased by £5m, or 8.8%, to £46m in the year ended 31 December 2022 from £51m in the year ended 31 December 2021 as a result of non-repeat of COVID-19 related waste service costs.

Asia & MENAT

	2022 **£m**	2021 £m	2020 £m	**% change** **2022**	2021
Employee costs	**166**	146	137	**14.1**	6.0
Direct materials and services	**60**	50	49	**21.3**	1.6
Vehicle costs	**17**	11	12	**50.0**	(0.9)
Property costs	**6**	7	7	**(20.5)**	(2.7)
Depreciation of PPE	**14**	12	12	**12.4**	3.4
Amortisation of intangibles	**20**	7	17	**194.1**	(60.5)
One-off and adjusting items	**1**	1	1	**–**	85.7
Other operating expenses	**14**	15	16	**(11.0)**	(4.3)
Total	**298**	249	251	**19.4**	(0.5)

Operating expenses increased by £49m, or 19.4%, to £298m in the year ended 31 December 2022 from £249m in the year ended 31 December 2021. The main driver of this increase was employee costs which increased by £20m, or 14.1%, to £166m in the year ended 31 December 2022 from £146m in the year ended 31 December 2021 as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2022, organic growth during the year ended 31 December 2022 and inflationary cost increases. Another driver of the increase was amortisation of intangibles which increased by £13m, or 194.1%, to £20m in the year ended 31 December 2022 from £7m in the year ended 31 December 2021 as a result of businesses acquired during the year ended 31 December 2022 and the £9m impairment of Lebanon goodwill. The third driver of the increase was direct materials and services which increased by £10m, or 21.3%, to £60m in the year ended 31 December 2022 from £50m in the year ended 31 December 2021 as a result of an increase in revenues.

Pacific

	2022 **£m**	2021 £m	2020 £m	**% change** **2022**	2021
Employee costs	**108**	95	84	**13.1**	14.2
Direct materials and services	**26**	25	23	**4.0**	10.0
Vehicle costs	**14**	8	7	**74.4**	18.2
Property costs	**1**	4	4	**(72.5)**	2.6
Depreciation of PPE	**14**	13	11	**9.2**	12.1
Amortisation of intangibles	**5**	5	3	**2.2**	64.3
One-off and adjusting items	**4**	1	–	**516.7**	200.0
Other operating expenses	**15**	11	15	**33.9**	(25.8)
Total	**187**	162	147	**15.2**	10.3

Operating expenses increased by £25m, or 15.2%, to £187m in the year ended 31 December 2022 from £162m in the year ended 31 December 2021. The main driver of this increase was employee costs which increased by £13m, or 13.1%, to £108m in the year ended 31 December 2022 from £95m in the year ended 31 December 2021 as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2022, organic growth during the year ended 31 December 2022 and wage inflationary impacts. A further driver of this was vehicle costs which increased by £6m, or 74.4%, to £14m in the year ended 31 December 2022 from £8m in the year ended 31 December 2021 as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2022 and higher fuel prices as a result of the conflict in Ukraine.

Operating expenses by business segment

Following is a discussion of the Group's operating expenses by business segment for the years ended 31 December 2022 and 2021.

Pest Control

	2022 **£m**	2021 £m	2020 £m	**% change** **2022**	2021
Employee costs	**1,266**	951	861	**33.1**	10.5
Direct materials and services	**466**	352	309	**32.4**	14.0
Vehicle costs	**149**	97	83	**53.5**	16.6
Property costs	**57**	25	30	**128.2**	(15.4)
Depreciation of PPE	**40**	31	29	**29.7**	5.2
Amortisation of intangibles	**119**	62	69	**91.9**	(10.6)
One-off and adjusting items	**70**	9	–	**682.0**	3,066.7
Other operating expenses	**221**	149	154	**47.5**	(3.1)
Total	**2,388**	1,676	1535	**42.4**	9.2

Operating expenses increased by £712m, or 42.4%, to £2,388m in the year ended 31 December 2022 from £1,676m in the year ended 31 December 2021. The main driver of this was employee costs which increased by £315m, or 33.1%, to £1,266m in the year ended 31 December 2022 from £951m in the year ended 31 December 2021 as a result of an increase in the number of employees due to businesses acquired during the year and, organic growth and global wage inflation caused by the conflict in Ukraine. Direct materials and services increased by £114m, or 32.4%, to £466m in the year ended 31 December 2022 from £352m in the year ended 31 December 2021. The increase was as a result of the increase in sales of products and services. Vehicle costs increased by £52m, or 53.5%, to £149m in the year ended 31 December 2022 from £97m in the year ended 31 December 2021, which was a result of the increase in the number of employees due to businesses acquired during the year, higher vehicle usage coming out of the pandemic and higher fuel prices caused by the conflict in Ukraine. One-off and adjusting items increased by £61m, or 682.0%, to £70m in the year ended 31 December 2022 from £9m in the year ended 31 December 2021 as a result of costs relating to the Terminix transaction.

Management's Discussion and Analysis of Financial Condition and Results of Operations
continued

Hygiene & Wellbeing

	2022 £m	2021 £m	2020 £m	% change 2022	2021
Employee costs	298	292	295	2.0	(1.0)
Direct materials and services	154	165	180	(6.3)	(8.5)
Vehicle costs	42	42	44	(1.7)	(4.5)
Property costs	16	18	17	(13.6)	7.6
Depreciation of PPE	52	51	52	3.0	(1.6)
Amortisation of intangibles	3	11	12	(77.1)	(6.0)
One-off and adjusting items	4	1	8	200.0	(84.4)
Other operating expenses	95	78	88	23.1	(12.3)
Total	**664**	**658**	**696**	**0.9**	**(5.5)**

Operating expenses increased by £6m, or 0.9%, to £664m in the year ended 31 December 2022 from £658m in the year ended 31 December 2021. The main drivers of this was other operating expenses which increased by £17m, or 23.1%, to £95m in the year ended 31 December 2022 from £78m in the year ended 31 December 2021 and employee costs which increased by £6m, or 2.0%, to £298m in the year ended 31 December 2022 from £292m in the year ended 31 December 2021 as a result of an increase in the number of employees due to businesses acquired during the year. This was partially offset by direct materials and services which decreased by £11m, or 6.3%, to £154m in the year ended 31 December 2022 from £165m in the year ended 31 December 2021.

France Workwear

	2022 £m	2021 £m	2020 £m	% change 2022	2021
Employee costs	88	80	81	10.3	(0.5)
Direct materials and services	11	9	5	16.5	78.4
Vehicle costs	8	6	6	17.2	6.7
Property costs	7	8	8	(13.1)	(1.2)
Depreciation of PPE	45	46	51	(2.8)	(9.3)
Amortisation of intangibles	–	1	1	(20.0)	(37.5)
One-off and adjusting items	1	1	3	20.0	(84.8)
Other operating expenses	2	1	1	142.9	–
Total	**162**	**152**	**156**	**6.3**	**(2.5)**

Operating expenses increased by £10m, or 6.3%, to £162m in the year ended 31 December 2022 from £152m in the year ended 31 December 2021. The main driver of this was employee costs which increased by £8m, or 10.3%, to £88m in the year ended 31 December 2022 from £80m in the year ended 31 December 2021 as a result of the number of employees in the business increasing as a result in organic revenue coming from the hospitality and tourism sectors returning to a more normal summer season with the abatement of travel restrictions for the COVID-19 pandemic versus 2021.

Non-IFRS alternative indicative measures

The Group uses a number of measures to present the financial performance of the business which are not IFRS measures as defined under IFRS. Management believes these measures provide valuable additional information for users of the Financial Statements in order to better understand the underlying trading performance in the year from activities and businesses that will contribute to future performance. The Group's internal strategic planning process is also based on these measures and they are used for incentive purposes. They should be viewed as complements to, and not replacements for, the comparable IFRS measures.

Constant Exchange Rates (CER)
Given the international nature of the Group's operations, foreign exchange movements can have a significant impact on the reported results of the Group when they are translated into sterling (the functional currency of the Group). In order to help understand the underlying trading performance of the business, revenue and profit measures are often presented at CER. CER is calculated by translating current-year reported numbers at the full-year average exchange rates for the prior year, in order to give management and other users of the accounts better visibility of underlying trading performance against the prior period. The major exchange rates used for the comparisons between the years ended 31 December 2022 and 31 December 2021 are £/$ 2022: 1.2421 (2021: 1.3739) and £/€ 2022: 1.1717 (2021: 1.1617).

Adjusted Operating Profit

The following table represents a reconciliation of Operating Profit to Adjusted Operating Profit for the year ended 31 December 2022 at both actual exchange rates (AER) and CER compared to the year ended 31 December 2021:

	2022 AER £m	2022 CER[2] £m	2021 £m	% change AER	% change CER[2]
Operating Profit	317	293	347	(8.4)	(15.4)
One-off and adjusting items	136	130	21	556.7	527.1
Amortisation and impairment of intangible assets[1]	118	119	74	58.4	59.8
Adjusted Operating Profit	**571**	**542**	442	29.4	22.7

1. Excluding computer software.
2. CER is calculated by translating current-year reported numbers at the full-year average exchange rates for the prior year, in order to give management and other users of the accounts better visibility of underlying trading performance against the prior period.

Adjusted Profit After Tax and Adjusted Earnings Per Share

The following table represents a reconciliation of Profit for the year to Adjusted Profit After Tax for the periods presented:

	2022 £m	2021 £m	2020 £m
Profit for the year	**232**	263	186
One-off and adjusting items[1]	136	21	8
Amortisation and impairment of intangible assets[2]	118	74	82
Net interest adjustments	(18)	(4)	35
Tax on above items[3]	(41)	(18)	(26)
Adjusted Profit After Tax	**427**	336	285
Diluted Adjusted Earnings Per Share	**21.22p**	17.99p	15.29p

1. See One-off and adjusting items table below.
2. Excluding computer software.
3. One-off and adjusting items £20m (2021: £2m), amortisation and impairment of intangibles £25m (2021: £18m), net interest adjustments £(3)m (2021: £(1)m).

One-off and adjusting items

	One-off cost/ (income) 2022 £m	One-off tax impact 2022 £m	One-off cash in-flow/ (outflow) 2022 £m	One-off cost/ (income) 2021 £m	One-off tax impact 2021 £m	One-off cash in-flow/ (outflow) 2021 £m	One-off cost/ (income) 2020 £m	One-off tax impact 2020 £m	One-off cash in-flow/ (outflow) 2020 £m
Acquisition and integration costs	5	(2)	(13)	13	(1)	(12)	15	(3)	(15)
Fees relating to Terminix acquisition	68	(4)	(38)	6	–	(6)	–	–	–
Terminix integration costs	62	(14)	(32)	–	–	–	–	–	–
UK pension scheme – partial return of surplus	–	–	22	–	–	–	–	–	9
Pension scheme closure in North America	–	–	–	–	–	–	(7)	2	–
Other	1	–	2	2	(1)	(9)	–	(1)	4
Total	**136**	**(20)**	**(59)**	21	(2)	(27)	8	(2)	(2)

Free Cash Flow and Free Cash Flow Conversion

The following table represents a reconciliation of Net Cash from Operating Activities to Free Cash Flow for the periods presented:

	2022 £m	2021 £m	(as restated) 2020 £m
Net cash from operating activities	600	563	548
Purchase of property, plant, equipment and intangible fixed assets	(190)	(160)	(153)
Capital element of lease payments and initial direct costs incurred	(104)	(88)	(83)
Proceeds from sale of property, plant, equipment and software	5	7	6
Dividends received from associates	4	4	12
Cash impact of one-off and adjusting items	59	27	7
Free Cash Flow	**374**	353	337
Product development additions	10	7	6
Net investment hedge cash interest through Other Comprehensive Income	8	4	4
Adjusted Free Cash Flow	**392**	364	347
Free Cash Flow Conversion	**91.8%**	108.3%	121.8%

Management's Discussion and Analysis of Financial Condition and Results of Operations
continued

Liquidity and capital resources

The primary source of the Group's liquidity over the past three years was cash generated from operations. These funds were generally used to pay interest, taxes and dividends, and to fund capital expenditure and acquisitions, and the Group expects to continue to fund future operating and capital needs. The Group considers its working capital to be sufficient for its present requirements.

Cash flow activity

Following is a discussion of the Group's cash flows for the years ended 31 December 2022 and 2021.

Cash flows from operating, investing and financing activities, as reflected in the accompanying Consolidated Cash Flow Statement, are summarised in the following table:

	2022 £m	2021 £m	2020 (as restated) £m	% change 2022	% change 2021
Net cash provided from (used for):					
Operating activities	**600**	563	548	**6.6**	2.7
Investing activities	**(1,197)**	(441)	(497)	**(171.4)**	11.3
Financing activities	**1,323**	(417)	229	**417.3**	(281.7)
Net increase/(decrease) in cash and cash equivalents	**726**	(295)	280	**346.1**	(205.4)
Cash and cash equivalents at the beginning of the year	**242**	551	274	**(56.1)**	101.1
Exchange losses on cash and cash equivalents	**(89)**	(14)	(3)	**(535.7)**	(366.7)
Cash and cash equivalents at end of the financial year	**879**	242	551	**263.2**	(56.1)

Operating activities

Net cash inflows from operating activities increased by £37m, or 6.6%, to £600m in the year ended 31 December 2022 from £563m in the year ended 31 December 2021. Operating Profit decreased by £30m, to £317m in the year ended 31 December 2022 from £347m in the year ended 31 December 2021. Within Operating Profit, non-cash items moved as follows: (1) Depreciation of property, plant and equipment increased by £20m to £148m in the year ended 31 December 2022 from £128m in the year ended 31 December 2021 due to businesses acquired during the period and a more normal pattern of capex following the normalisation of trading coming out of the COVID-19 pandemic, (2) Depreciation of leased assets increased by £28m to £106m in the year ended 31 December 2022 from £78m in the year ended 31 December 2021. (3) Amortisation and impairment of intangible assets (excluding computer software) increased by £44m to £118m in the year ended 31 December 2022 from £74m in the year ended 31 December 2021 due to businesses acquired during the period and impairments of goodwill balances in Lebanon, Argentina, Turkey and Brazil. (4) Amortisation and impairment of computer software increased by £5m to £22m in the year ended 31 December 2022 from £17m in the year ended 31 December 2021 due to businesses acquired during the period. (5) Other non-cash items increased by £2m to £8m in the year ended 31 December 2022 from £6m in the year ended 31 December 2021 mainly due to higher share-based payment costs as a result of the Terminix transaction.

Working capital flow decreased £16m to a £3m outflow in the year ended 31 December 2022 from a £19m inflow in the year ended 31 December 2021 due to tight management of payables and receivables offset by higher levels of inventory in the year to protect against potential supply chain challenges and a negative movement on provisions. This is reflected in the trade and other receivables and accrued income inflow decreasing by £54m to £5m in the year ended 31 December 2022 from a £59m in the year ended 31 December 2021 and the trade and other payable and provisions and contract liabilities flow increasing by £38m to a £6m inflow in the year ended 31 December 2022 from a £32m outflow in the year ended 31 December 2021. The net impact of interest and tax paid was an increase of £10m to £116m in the year ended 31 December 2022 from £106m in the year ended 31 December 2021.

Investing activities

Net cash outflows from investing activities increased by £756m, or 171.4%, to £1,197m in the year ended 31 December 2022 from £441m in the year ended 31 December 2021. The main drivers of this increase were acquisitions of companies and businesses increasing by £555m to £1,018m for the year ended 31 December 2022 from £463m in the year ended 31 December 2021 and net investment in term deposits inflow decreasing by £170m to £1m in the year ended 31 December 2022 from £171m in the year ended 31 December 2021.

Financing activities

Net cash flows from financing activities increased by £1,740m to a £1,323m inflow in the year ended 31 December 2022 from a £417m outflow in the year ended 31 December 2021. The main drivers of this increase were inflows from proceeds from new debt increasing by £2,378m to £2,383m for the year ended 31 December 2022 from £5m in the year ended 31 December 2021, and dividends paid decreasing by £17m to £122m in the year ended 31 December 2022 from £139m in the year ended 31 December 2021. This decrease was more than offset by outflows from debt repayments increasing by £677m to £844m in the year ended 31 December 2022 from £167m in the year ended 31 December 2021 as we settled debts acquired with the Terminix transaction.

Directors' Report

The Directors submit their report and audited Financial Statements of the Company and the Group to the members of Rentokil Initial plc (the Company) for the year ended 31 December 2022. Details of the Directors of the Company during 2022 can be found on pages 74 and 75.

The Corporate Governance Report for the year on pages 72 to 129 forms part of the Directors' Report, together with the sections of the Annual Report incorporated by reference.

The Company has chosen to disclose the following information in the Strategic Report on pages 1 to 70 and 138 to 143:

- an indication of likely future developments in the business of the Company;

- an indication of the Company's research and development activities (digital technology and innovation solutions are referred to throughout the Strategic Report but particularly on pages 21, 29, 37, 52 and 53);

- details of our colleagues and human rights (Responsible Business, pages 49 to 62);

- engagement with colleagues, customers, suppliers and others (pages 46 and 47);

- information on greenhouse gas emissions and energy use (Responsible Business, pages 54 to 60); and

- principal risks and uncertainties (Risks and Uncertainties, pages 63 to 69).

The Strategic Report and the Directors' Report constitute the management report as required under the Disclosure and Transparency Rule 4.1.8R. Information to be disclosed under Listing Rule 9.8.4 in relation to the allotment of shares for cash (Listing Rule 9.8.4(7)) and waiver of dividends (Listing Rule 9.8.4(12)) is set out on page 216. No other paragraphs under Listing Rule 9.8.4 apply.

Company constitution

Rentokil Initial plc is a company incorporated in England and Wales, with company number 5393279. The Company is a holding company with limited trading in its own right and with subsidiary undertakings in 84 countries (the Group operates in 91 countries). The Company's related undertakings are listed on pages 190 to 196.

Articles of association

The articles of association set out the internal regulations of the Company and cover such matters as the rights of shareholders, the conduct of the Board and general meetings. The articles themselves may be amended by special resolution of the shareholders (by at least 75% of the votes cast by those voting in person or by proxy). Subject to company law and the articles of association, the Directors may exercise all the powers of the Company and may delegate authority to committees, and day-to-day management and decision making to individual Executive Directors. The Company's objects are unrestricted. The articles of association are available upon request and are displayed on our website at **rentokil-initial.com**.

Re-election of Directors and service contracts

In accordance with the articles of association, Directors can be appointed by the Board and must be subsequently elected by shareholders at a general meeting. In accordance with the articles of association and the UK Corporate Governance Code (the Code), Directors submit themselves for re-election annually. Directors can be removed, and their replacements appointed, by shareholders in a general meeting.

Information on our Board of Directors, including their biographical details, and changes during 2022, can be found in the Corporate Governance Report on pages 74 and 75. Having served for a period of almost nine years, Julie Southern will not stand for re-election at the AGM in May 2023. All other Board members will seek re-election at the AGM, except David Frear and Sally Johnson who will stand for election for the first time.

The notice periods given in service contracts are: Andy Ransom, 12 months by either party; Stuart Ingall-Tombs, 12 months by either

party; and Richard Solomons, six months by either party. A pro-forma of the Non-Executive Directors' letter of appointment is available on our website along with the Chairman's letter of appointment.

The appointment dates of the Board of Directors are set out below.

Director	Date of appointment
David Frear	12 October 2022
Stuart Ingall-Tombs	15 August 2020
Sarosh Mistry	1 April 2021
John Pettigrew	1 January 2018
Andy Ransom	1 May 2008
Richard Solomons	1 March 2019
Julie Southern	21 July 2014
Cathy Turner	1 April 2020
Linda Yueh	1 November 2017

Directors' powers

Under the articles of association, the Directors are responsible for the management of the business of the Company and may exercise all the powers of the Company subject to the provisions of relevant statutes and the Company's articles of association. For example, the articles contain specific provisions and restrictions regarding the Company's power to borrow money. The articles of association also give power to the Board to appoint and replace Directors as detailed above.

Powers relating to the issuing of shares are also included in the articles of association and such authorities are renewed by shareholders each year at the AGM, as detailed on page 216.

Directors' interests

The beneficial interests of the Directors, including the interests of any connected persons, in the share capital of the Company are shown on page 119. During the year, no Director had any material interest in any contract of significance to the Group's business.

General meetings

AGMs require 21 clear days' notice to shareholders. Subject to the Companies Act 2006, other general meetings require 14 clear days' notice.

For all general meetings, a quorum of two shareholders present in person or by proxy representing at least one-third in nominal value of the Company's share capital is required.

An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at a meeting at which there is a quorum. A special resolution requires the affirmative vote of not less than three-fourths of the persons voting at a meeting at which there is a quorum.

Dividend

The Directors have recommended a final dividend of 5.15p per share for the 52 weeks ended 31 December 2022. Payment of this dividend is subject to shareholder approval at the 2023 AGM. Further information on the Company's dividend policy can be found on page 141 and the key dates for the final dividend can be found on page 219.

Directors' Report
continued

Share capital

The Company has a premium listing on the London Stock Exchange and had an over-the-counter American Depositary Receipt (ADR) listing until 12 October 2022 to facilitate shareholding in the US.

On 12 October 2022, as part of the consideration for the acquisition of Terminix and as approved by the Company's shareholders at a general meeting held on 6 October 2022, the Company issued 645,706,920 ordinary shares to BNY (Nominees) Ltd.

The Company's share capital during the year consisted of ordinary shares of 1p each. There were 2,520,039,885 shares in issue at 31 December 2022, which represents 100% of the Company's issued share capital (2021: 1,859,332,965). The principal markets for trading in our securities are the London Stock Exchange and the New York Stock Exchange. Our securities are listed on both markets under the stock symbol 'RTO'.

At 31 December 2022, the proportion of ordinary shares represented by ADSs was 12.7% of the issued share capital of the Company. At 31 December 2022, there were 11,047 registered holders of ordinary shares, of which 85 were based in the US and there were five record holders of ADSs, all of which were based in the US.

All ordinary shares carry the same rights and no shareholder enjoys any preferential rights, regardless of the size of their holding. Each ordinary share (other than treasury shares, which have no voting rights) carries the right to vote at a general meeting of the Company. The Company did not hold any treasury shares between 31 December 2021 and 31 December 2022 and accordingly the Company did not sell any treasury shares. The Company's articles of association provide that, on a show of hands, every member who is present in person or by proxy at a general meeting of the Company shall have one vote. On a poll, every member who is present in person or by proxy shall have one vote for every share of which they are a holder.

The articles do not contain special control rights or restrictions on transfer or limitations on the holding of ordinary shares and no requirements for the prior approval of any transfers. There are no restrictions under the Articles that would limit the rights of persons not resident in the UK to own or vote in relation to ordinary shares. No person holds securities in the Company carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities or on voting rights.

Authority for the Company to allot shares or grant rights to subscribe for shares up to an aggregate nominal amount of £12,424,000 was obtained at the AGM on 11 May 2022. The authority remains in force and approval will be sought from shareholders at the 2023 AGM to renew the authority for a further year.

During the year, a total of 15 million ordinary shares with an aggregate nominal value of £150,000 were allotted to Computershare Nominees (Channel Islands) Limited, the account nominee of Computershare Trustees (Jersey) Limited, which acts as trustee for the Rentokil Initial Employee Share Trust (the Trustee). 4.5 million shares were issued to satisfy awards that vested in 2022 under the Company's Performance Share Plan and 10.5 million shares were issued to BNY Mellon who converted them into ADSs to satisfy awards under the Terminix Share Plan that were adopted by the Company, following shareholder approval at the general meeting on 6 October 2022.

Details of the shares held by the Trustee are contained beneath the Consolidated Statement of Changes in Equity table on page 146. As at 31 December 2022, the Trustee holds on trust 0.78% of the issued share capital of the Company to satisfy awards that vest under the Company's Performance Share Plan, the Deferred Bonus Plan and the Terminix Share Plan. The Trustee has agreed to waive any right to all dividend payments on shares held by it, and the voting rights in relation to these shares are exercised by the Trustee. The Trustee may vote or abstain from voting with the shares or accept or reject any offer relating to the shares, in any way it sees fit, without incurring any liability and without being required to give reasons for its decision.

Repurchase of shares

Authority for the Company to make purchases of its own shares of up to 186,300,000 shares was obtained at the AGM on 11 May 2022 and such authority will be valid until the 2023 AGM. No purchases of its shares were made by the Company during 2022. The authority is normally renewed annually and approval will be sought from shareholders at the 2023 AGM to renew the authority for a further year.

Change of control provisions

There are a number of agreements that take effect, alter or terminate upon a change of control of the Company, such as some financial and commercial agreements and employee long-term incentive or share plans. None of these are deemed to be significant in terms of their potential impact on the Group as a whole. A description of the Group's debt funding arrangements is set out in Note C7 to the Financial Statements. Note C1 describes the change of control provisions relating to the Group's EMTN Programme.

Substantial shareholders

The Company has been notified pursuant to the Disclosure Guidance and Transparency Rules (DTR 5) that the following shareholders held, or were beneficially interested in, 3% or more of the Company's issued share capital at 31 December 2022. The information provided below was correct at the date of notification, which may not have been within the current financial year. It should be noted that these holdings are likely to have changed since the Company was notified. However, notification of any change is not required until the next notifiable threshold is crossed.

Substantial interest in share notifications received up to 31 December 2022 pursuant to DTR 5

	%	No. of ordinary shares	Date of notification of interest
BlackRock, Inc.	8.73	219,658,668	14/10/02
Majedie Asset Management Ltd[1]	5.61	101,963,126	07/03/14
T. Rowe Price International Ltd	4.92	91,554,981	28/02/22
Schroders plc	4.91	89,878,920	15/12/16
Invesco Ltd	4.89	89,477,118	22/08/16
Ameriprise Financial, Inc.[2]	4.87	122,117,456	18/10/22
AXA S.A.	4.80	87,093,421	19/10/10
The Capital Group Companies, Inc.	4.46	82,615,045	26/03/20
FMR LLC	4.32	108,487,628	18/10/22
Citigroup Global Markets Limited	3.76	94,839,249	24/10/22

1. Subsequent to the notification Liontrust Portfolio Management Ltd acquired Majedie Asset Management.
2. Ameriprise Financial, Inc. includes Threadneedle Asset Management Holdings Ltd.

No other interests have been disclosed to the Company in accordance with DTR 5 between 31 December 2022 and 16 March 2023.

In order to provide a more accurate description of our shareholders, we have disclosed shareholders holding 3% or more of our issued share capital as at 31 December 2022.

Significant shareholders as at 31 December 2022

	%	No. of ordinary shares
Columbia Threadneedle Investments (London)	4.56	114,904,128
Fidelity Investments (Boston)	4.11	103,621,489
Vanguard Group (Philadelphia)	3.66	92,331,932
BlackRock Investment Mgt – Index (London)	3.43	86,449,054
BlackRock Investment Mgt – Index (San Francisco)	3.31	83,439,094

The Company is not directly or indirectly owned or controlled by another corporation or by an individual and there are no arrangements which may at a subsequent date result in a change in control of the Company.

Financial risk management

Details of financial risk management and the relevant policies and certain exposures of the Company are disclosed in Note C1, on pages 178 and 179, of the Financial Statements.

Key contracts

The Group does not have any dominant customer or supplier relationships.

Post balance sheet events

There were no significant post balance sheet events affecting the Group since 31 December 2022.

Political donations

It is the Company's policy not to make payments to political organisations. The Company does, however, maintain a shareholder authority to make payments of a political nature but does so only in order to ensure that the Company has authority from shareholders for the limited number of activities associated with the operation of the business which might be caught by the broad definition of payments of a political nature contained within current legislation. There were no payments to political organisations during 2022 (2021: £nil).

Equal opportunities

The Company regards equality and fairness as a fundamental right of all of its colleagues. Every colleague is required to support the Company to meet its commitment to provide equal opportunities in employment and avoid unlawful discrimination. People with disabilities should have full and fair consideration for all vacancies, and disability is not seen to be an inhibitor to employment or career development. Appropriate arrangements are made for the continued employment and training, career development and promotion of disabled persons employed by the Company. In the event of any colleague becoming disabled while with the Company, their needs and abilities would be assessed and, where possible, we would work to retain them and seek to offer alternative employment to them if they were no longer able to continue in their current role.

Engagement with employees, suppliers, customers and others

We have approximately 58,600 colleagues in our workforce. We consider our workforce to be those colleagues who are employed directly by us, and we do not include contractors or agency workers in this group. We employ our colleagues directly wherever possible in order to invest in their training, to ensure their full understanding and compliance with our policies, including health and safety procedures, to allow them to build relationships with our customers and to become more efficient. The number of contractors or agency workers throughout the business is not sufficiently material to identify and engage with them as a separate stakeholder group. However, like our colleagues, our contractors and agency workers must operate under

our Code of Conduct and we will engage with them wherever practicable.

A summary of the methods we use to engage with our colleagues (including UK employees), suppliers, customers and our other key stakeholders, is provided on pages 46 and 47, while details of Board engagement are provided throughout the Corporate Governance Report, principally on pages 88 to 90. The section 172(1) statement can be found on page 45 and details of principal decisions taken by the Board during 2022 can be found on pages 86 and 87. Examples of how the Board had regard for stakeholders in its decisions and the effect of that regard are shown on pages 81 to 90. More than 800 managers and technical experts participate in our Performance Share Plan (see page 117). We do not currently offer an all-employee share scheme but we will continue to keep this under review.

Branches

The Company, through various subsidiaries, has branches in several different jurisdictions in which the business operates outside the UK.

Directors' indemnity and insurance

The Directors are ultimately responsible for most aspects of the Company's business dealings. They can face significant personal liability under criminal or civil law, or the UK Listing, Prospectus, Disclosure Guidance and Transparency Rules, and can face a range of penalties, including censure, fines and imprisonment. The Company considers that it is in its best interests to protect individuals who serve as Directors from the consequences of innocent error or omission, since this enables the Company to continue to attract prudent, appropriately qualified individuals to act as Directors.

The Company maintained at its expense a directors' and officers' liability insurance policy throughout the year to afford an indemnity in certain circumstances for the benefit of Group personnel including, as recommended by the Code, the Directors. This insurance cover remains in place. The policy does not provide cover where the Director or officer has acted fraudulently or dishonestly.

In addition, the Company has granted indemnities in favour of Directors, as permitted by sections 232 to 235 of the Companies Act 2006. In general terms, the indemnities protect Directors to the extent permissible by law from all costs and expenses incurred in the defence of any civil or criminal proceedings in which judgement is given in their favour or the proceedings or otherwise disposed of without finding fault or where there is a successful application to court for relief from liability. The indemnity operates to the extent that the Director is not able to recover the relevant amounts under the Company's directors' and officers' liability insurance.

Related party transactions

Other than in respect of arrangements relating to the employment of Directors, details of which are provided in the Directors' Remuneration Report, or as set out in Note D4 on page 188 of the Financial Statements, which also provides details of transactions with joint ventures and associate entities, there is no indebtedness owed to or by the Company to any colleague or any other person considered to be a related party.

Disclosure of information to the auditor

The Directors confirm that, insofar as each of them is aware, there is no relevant audit information (as defined by section 418(3) of the Companies Act 2006) of which the Company's auditor is unaware; and each Director has taken all of the steps that should have been taken to ensure that they are each aware of any relevant audit information (as defined by section 418(3) of the Companies Act 2006) and to establish that the Company's auditors are aware of that information.

Directors' Report
continued

Going concern

The Directors, having made enquiries as set out on page 149, consider that the Company and the Group have adequate resources to continue in operation for a period of at least 12 months from the date of approval of these annual Financial Statements. For this reason, they consider it appropriate to adopt the going concern basis in preparing the Financial Statements.

Further details on the Group's net debt, borrowing facilities and financial risk management policies are provided in Section C Financing of the Notes to the Financial Statements on pages 178 to 187.

Statement of Directors' responsibilities in respect of the financial statements

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulation.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Group financial statements in accordance with UK-adopted international accounting standards and the Parent Company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 'Reduced Disclosure Framework', and applicable law). In preparing the Group and Parent Company financial statements, the Directors have also elected to comply with International Financial Reporting Standards issued by the International Accounting Standards Board (IFRSs as issued by IASB).

Under company law, Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Parent Company and of the profit or loss of the Group for that period. In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- state whether applicable UK-adopted international accounting standards and IFRSs issued by IASB have been followed for the Group financial statements and United Kingdom Accounting Standards, comprising FRS 101 have been followed for the Parent Company financial statements, subject to any material departures disclosed and explained in the financial statements;
- make judgements and accounting estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Parent Company will continue in business.

The Directors are responsible for safeguarding the assets of the Group and Parent Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are also responsible for keeping adequate accounting records that are sufficient to show and explain the Group's and Parent Company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and Parent Company and enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the Companies Act 2006.

The Directors are responsible for the maintenance and integrity of the Parent Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' confirmations

The Directors consider that the Annual Report, which includes the Directors' Remuneration Report and the Financial Statements, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group's and the Company's position and performance, business model and strategy.

Each of the Directors, whose names and functions are listed in pages 74 and 75 of the Annual Report confirm that, to the best of their knowledge:

- the Group Financial Statements, which have been prepared in accordance with UK-adopted international accounting standards and IFRSs issued by IASB, give a true and fair view of the assets, liabilities, financial position and profit of the Group;
- the Parent Company Financial Statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 101, give a true and fair view of the assets, liabilities and financial position of the Parent Company; and
- the Annual Report includes a fair review of the development and performance of the business and the position of the Group and Parent Company, together with a description of the principal risks and uncertainties that it faces.

The Directors' Report on pages 72 to 129 and pages 215 to 218 and the Strategic Report on pages 1 to 70 and 138 to 143 were approved by a duly authorised Committee of the Board of Directors and signed on its behalf by Catherine Stead, the Company Secretary, on 16 March 2023.

Catherine Stead
Company Secretary

16 March 2023

Registered office:
Compass House, Manor Royal,
Crawley, West Sussex, RH10 9PY.
Registered in England and Wales No: 5393279

Additional Shareholder Information

Rentokil Initial plc ordinary shares are listed on the London Stock Exchange and on the New York Stock Exchange in the form of ADRs.

Registrar

The Company's Registrar is Equiniti Limited (Equiniti or EQ). All enquiries relating to the administration of shareholdings, dividends, change of address and lost share certificates for the Company's ordinary shares should be directed to Equiniti. Information and advice can be found on its website.

Contacting Equiniti:

⌨ **help.shareview.co.uk**

📞 0333 207 6581 (+44 (0)333 207 6581 if calling from outside the UK).
Lines are open 8.30am to 5.30pm (UK time), Monday to Friday (excluding public holidays in England and Wales).

✉ Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, UK.

Shareview Portfolio service

You can manage your shareholding online via Equiniti's Shareview Portfolio at **shareview.co.uk**. This allows shareholders to access a range of information about their shareholdings on registers maintained by Equiniti and includes shareholding details (such as name and address), indicative share prices, recent balance changes and dividend information.

Share dealing services

Equiniti offers shareholders a dealing service which allows you to buy or sell Rentokil Initial plc shares.

⌨ **shareview.co.uk**

📞 0371 384 2233 (+44 (0)371 384 2233 if calling from outside the UK).

Calls are charged at standard national and international rates. Please note that both the internet share dealing and telephone share dealing services are subject to commission charges. Full details can be found on **shareview.co.uk**.

ShareGift

Shareholders with small holdings in shares, whose value makes them uneconomical to sell, may wish to donate them to ShareGift (registered charity no. 1052686).

For further information, contact:

⌨ **sharegift.org**
@ help@sharegift.org
📞 +44 (0)20 7930 3737
✉ ShareGift, PO Box 72253, London, SW1P 9LQ.

Share price information and history

The current price of the Company's shares can be found at **rentokil-initial.com/investors**.

Mid-market price 31 March 1982 – 7.5375p*

* Adjusted for the 1983 bonus issue and the 1990, 1992 and 1997 share splits.

Mid-market price 31 December 2022 – 508p

2022 high/low – 569.2p/444.5p

Dividends

2022 final dividend

The Directors have recommended a final dividend of 5.15p per share, for the 52 weeks ended 31 December 2022. Payment of this dividend is subject to approval at the 2023 AGM. When taken with the interim dividend of 2.4p paid on 12 September 2022 this gives a total dividend of 7.55p (2021: 6.39p).

Key dates relating to this dividend are given below.

Ex-dividend date	Thursday 6 April 2023
Record date	Tuesday 11 April 2023
Last day for DRIP elections	Tuesday 25 April 2023
Annual General Meeting	Wednesday 10 May 2023
Payment date	Wednesday 17 May 2023

For further dividend information, please see page 141 or go to **rentokil-initial.com/investors**.

Dividend payments

Please note that we no longer pay dividends by cheque. All dividend payments are now credited directly into a shareholder's UK bank or building society account. Shareholders who historically received dividends by cheque and have not yet completed a Dividend Mandate Form will need to contact our Registrar to request a form for completion (see opposite for contact details). For any shareholder who has not submitted their dividend mandate by the deadline of 11 April 2023, cash will be held in an account and they will need to contact our Registrar for the cash to be distributed to their UK bank or building society account. If you do not have a UK bank or building society account you may be able to arrange for payments to be converted and paid in your local currency. Please contact our Registrar for more information.

Dividend reinvestment plan (DRIP)

The Company has a DRIP provided by Equiniti Financial Services Limited (Equiniti FS), which is a convenient, easy and cost-effective way to build a shareholding by using cash dividends to buy additional shares. Rather than having a bank account credited with a cash dividend, Equiniti FS will use the dividends payable to DRIP participants to purchase shares on your behalf in the market. Please go to **shareview.co.uk** for further information.

Dividend history

Details of the Company's dividend history can be found on our website at **rentokil-initial.com/investors**.

Additional Shareholder Information
continued

American Depositary Shares (ADSs)

The Company's ADSs are listed on the New York Stock Exchange and trade under the symbol RTO. Each ADS is equivalent to five Rentokil Initial plc ordinary shares and they are evidenced by American Depositary Receipts or ADRs. The Bank of New York Mellon acts as depositary for the American Depository Receipt programme. For enquiries relating to registered ADR holder accounts and dividends, please contact Bank of New York Mellon. Voting rights for registered ADR holders can be exercised through Bank of New York Mellon, and for beneficial ADR holders (and/or nominee accounts) through your US brokerage institution.

🖥 **mybnymdr.com**
@ shrrelations@cpushareownerservices.com
📞 Freephone from the US: +1 888 269 2377
International calls: +1 201 680 6825
✉ Regular mail:
BNY Mellon Shareowner Services, P.O. Box 43006, Providence, RI 02940-3078, USA.
Overnight/certified/registered mail:
BNY Mellon Shareowner Services, 150 Royall Street, Suite 101, Canton, MA 02021, USA.

Indirect owners of shares with information rights

Please note that beneficial owners of shares who have been nominated by the registered holder of those shares to receive information rights under section 146 of the Companies Act 2006 are required to direct all communications to the registered holder of their shares rather than to Equiniti.

How to avoid share fraud

Reject cold calls: If you've been cold called with an offer to buy or sell shares, the chances are it is a high-risk investment or a scam. You should treat the call with extreme caution. The safest thing to do is to hang up.

Check the firm on the Financial Conduct Authority (FCA) register at fca.org.uk/register. The Financial Services Register is a public record of all the firms and individuals in the financial services industry that are regulated by the FCA.

Get impartial advice: Think about getting impartial financial advice before you hand over any money. Seek advice from someone unconnected to the firm that has approached you.

If you suspect that you have been approached by fraudsters, please tell the FCA using the share fraud reporting form at **fca.org.uk/scams**, where you can find out more about investment scams. You can also call the FCA Consumer Helpline on 0800 111 6768.

If you have lost money to investment fraud, you should report it to Action Fraud on 0300 123 2040 or online at **actionfraud.police.uk**.

Find out more at **fca.org.uk/scamsmart**.

ALWAYS REMEMBER: If it seems too good to be true, it probably is!

Unsolicited mail

The Company is legally obliged to make its register of members available to the public, subject to a proper purpose test. As a consequence of this, some shareholders may receive unsolicited mail. Shareholders wishing to limit the amount of such mail should contact the Mailing Preference Service (MPS) at:

🖥 **mpsonline.org.uk**
📞 +44 (0)20 7291 3310
✉ MPS FREEPOST LON20771, London, W1E 0ZT.

Annual General Meeting

The 2023 AGM will be held at, and be broadcast via live webcast from, the Company's offices at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY from 3.00pm on 10 May 2023 (see page 88 for more information). We would recommend joining securely via the live webcast which removes the requirement to travel and provides an efficient and effective means for shareholders to engage in all elements of the meeting. The Notice of Meeting is available on our website.

Published information

If you would like to receive a hard copy of this Annual Report, please contact the Company Secretariat at the Company's registered office below. A PDF copy of this report can be downloaded from our website.

Rentokil Initial is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. The Company's Form 20-F and other filings can be viewed on our website as well as the SEC website at **sec.gov**.

As a responsible business we are tackling climate change by committing to achieve net zero carbon emissions from our operations by the end of 2040. We would urge our shareholders to take advantage of the option to receive electronic communications from us by signing up at **shareview.co.uk**. For each shareholder that elects to go paperless we will make a donation to the UK charity Cool Earth to support their efforts to tackle endangered rainforest degradation.

Registered office and headquarters

Rentokil Initial plc

Registered in England and Wales; Company Number: 5393279

Registered Office: Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY.

🖥 **rentokil-initial.com**
@ secretariat@rentokil-initial.com
📞 +44 (0)1293 858000

Glossary

ADR	American Depositary Receipt
ADS	American Depositary Share
AER	Actual exchange rates
AGM	Annual General Meeting
APM	Alternative Performance Measure
BEIS	The Department for Business, Energy and Industrial Strategy
Benelux	Belgium, the Netherlands and Luxembourg
Board	The Board of Directors of Rentokil Initial plc
CAGR	Compound annual growth rate
CER	Constant exchange rates
CGU	Cash-generating unit
Company	Rentokil Initial plc
CVC	Customer Voice Counts
DBP	Rentokil Initial plc Deferred Bonus Plan
DE&I	Diversity, equality and inclusion
Director	A Director of Rentokil Initial plc
EBITDA	Earnings before interest, tax, depreciation and amortisation
ELT	Executive Leadership Team
EMTN	Euro Medium-Term Note
EPS	Earnings Per Share
ESG	Environmental, social and governance
ETR	Effective Tax Rate
FRC	Financial Reporting Council
FRS	Financial Reporting Standards
GAAP	Generally Accepted Accounting Practice
GDP	Gross domestic product
GLF	Group Leadership Forum
Group	Rentokil Initial plc and its subsidiaries
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
ISDA	International Swaps and Derivatives Association
KPI	Key performance indicator
LATAM	Latin America
LTA	Lost time accident
LTIP	Long-term incentive plan
M&A	Mergers and acquisitions
MENAT	Middle East, North Africa and Turkey
NED	Non-Executive Director
NPS	Net Promoter Score
NYSE	New York Stock Exchange
Parent Company	Rentokil Initial plc
PCI	PCI Pest Control Private Ltd (trading as Rentokil PCI)
PPE	Personal protective equipment
PSP	Rentokil Initial plc Performance Share Plan
PwC	PricewaterhouseCoopers LLP
RCF	Revolving Credit Facility
RIPS	Rentokil Initial 2015 Pension Scheme
ROU	Right-of-use
SEC	US Securities and Exchange Commission
SHE	Safety, health and environment
SID	Senior Independent Director
SOFR	Secured Overnight Financing Rate
TCFD	Task Force on Climate-related Financial Disclosures
Terminix	Terminix Global Holdings, Inc. and its subsidiary undertakings
Terminix Share Plan	Terminix Global Holdings, Inc. 2014 Omnibus Incentive Plan, as amended from time to time
TSR	Total shareholder return
UAE	United Arab Emirates
WDL	Working days lost
YVC	Your Voice Counts

Cautionary statement

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, we are providing the following cautionary statement:

This Annual Report 2022 contains statements that are, or may be, forward-looking regarding the Group's financial position and results, business strategy, plans and objectives, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "is likely to," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook", "target" and similar expressions.

Although we believe that the forward-looking statements in this Annual Report 2022 are based on reasonable assumptions, such statements involve risk and uncertainty because they relate to future events and circumstances. There are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements, including, but not limited to, uncertainties related to the following:

- our ability to integrate acquisitions successfully, or any unexpected costs or liabilities from our disposals;
- difficulties in integrating, streamlining and optimising our IT systems, processes and technologies;
- the availability of a suitably skilled and qualified labour force to maintain our business;
- our ability to attract, retain and develop key personnel to lead our business;
- the impact of ESG matters, including those related to climate change and sustainability, on our business, reputation, results of operations, financial condition and/or prospects;
- inflationary pressures, such as increases in wages, fuel prices and other operating costs;
- supply chain issues, which may result in product shortages or other disruptions to our business;
- weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels;
- our ability to implement our business strategies successfully, including achieving our growth objectives;
- our ability to retain existing customers and attract new customers;
- the highly competitive nature of our industries;
- cybersecurity breaches, attacks and other similar incidents;
- extraordinary events that impact our ability to service customers without interruption, including a loss of our third-party distributors;
- our ability to protect our intellectual property and other proprietary rights that are material to our business;

- our reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation;
- failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act;
- any future impairment charges, asset revaluations or downgrades;
- failure to comply with the many laws and governmental regulations to which we are subject or the implementation of any new or revised laws or regulations that alter the environment in which we do business, as well as the costs to us of complying with any such changes;
- termite damage claims and lawsuits related thereto;
- our ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides;
- any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards, as well as contractual obligations, relating to data privacy and security;
- changes in tax laws and any unanticipated tax liabilities;
- adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing;
- the restrictions and limitations within the agreements and instruments governing our indebtedness;
- a lowering or withdrawal of the ratings, outlook or watch assigned to our debt securities by rating agencies;
- an increase in interest rates and the resulting increase in the cost of servicing our debt; and
- exchange rate fluctuations and the impact on our results or the foreign currency value of our ADSs and any dividends.

Further details on the principal risks that may affect the Group can be found in the Risks and Uncertainties section on pages 63 to 69, as well as page 58 (in relation to climate risk) and pages 178 and 179 (in relation to financial risks), of this Annual Report 2022.

Forward-looking statements speak only as of the date they are made and no representation or warranty, whether express or implied, is given in relation to them, including as to their completeness or accuracy or the basis on which they were prepared. Other than in accordance with the Company's legal or regulatory obligations (including under the Listing Rules and the Disclosure Guidance and Transparency Rules), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Information contained in this Annual Report 2022 relating to the Company or its share price, or the yield on its shares, should not be relied upon as an indicator of future performance. Nothing in this Annual Report 2022 should be construed as a profit forecast.

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